Exhibit (1)(a)(1)
This Offer expires at 15:00 hours, Amsterdam time, on 4 October 2007 unless extended
OFFER MEMORANDUM
dated 6 August 2007
OFFER
BY
BARCLAYS PLC
(a public limited liability company, duly incorporated and validly existing under the laws of England, having its registered office at 1 Churchill Place, London, E14 5HP, United Kingdom)
FOR (i) ALL THE ISSUED AND OUTSTANDING ABN AMRO ORDINARY SHARES WITH A NOMINAL VALUE OF EUR 0.56 (ii) ALL THE ISSUED AND OUTSTANDING ABN AMRO AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ABN AMRO ORDINARY SHARE (iii) ALL THE ISSUED AND OUTSTANDING DEPOSITARY RECEIPTS FOR CONVERTIBLE PREFERENCE FINANCE SHARES WITH A NOMINAL VALUE OF EUR 0.56, AND (iv) ALL THE ISSUED AND OUTSTANDING FORMERLY CONVERTIBLE PREFERENCE FINANCE SHARES WITH A NOMINAL VALUE OF EUR 2.24, IN THE CAPITAL OF
ABN AMRO HOLDING N.V.
(a public limited liability company (naamloze vennootschap) incorporated under the laws of The Netherlands, having its registered office at Amsterdam, The Netherlands)
This offer memorandum (the “Offer Memorandum”) contains the information required by article 9(i) and 9(n) of the Dutch Securities Market Supervision Decree 1995 (Besluit toezicht effectenverkeer 1995, the “Bte 1995”) in connection with the Offer. In relation to the shares to be issued by Barclays pursuant to the Offer (the “New Barclays Shares”), reference is made to the prospectus dated 6 August 2007, which has been approved by the UK Listing Authority on 6 August 2007 (the “Barclays Prospectus”). This Offer Memorandum must be read in conjunction with the Barclays Prospectus.
This Offer Memorandum contains details of an offer by Barclays PLC (the “Offeror”) to (i) holders of issued and outstanding ordinary shares in the capital of ABN AMRO with a nominal value of EUR 0.56 each (the “ABN AMRO Ordinary Shares” and the holders of such ABN AMRO Ordinary Shares “ABN AMRO Ordinary Shareholders”), (ii) holders of American depositary shares, each representing one ABN AMRO Ordinary Share (the “ABN AMRO ADSs” and the holders of such ABN AMRO ADSs “ABN AMRO ADS Holders”), (iii) holders of issued and outstanding depositary receipts that have been issued for convertible preference finance shares in the capital of ABN AMRO with a nominal value of EUR 0.56 each (the “DR Preference Shares” and the holders of such DR Preference Shares “DR Preference Shareholders”) and (iv) holders of issued and outstanding formerly convertible preference finance shares in the capital of ABN AMRO with a nominal value of EUR 2.24 each (the “Formerly Convertible Preference Finance Shares” and together with the ABN AMRO Ordinary Shares and the DR Preference Shares the “ABN AMRO Shares” and the holders of such Formerly Convertible Preference Finance Shares being referred to as “Formerly Convertible Preference Finance Shareholders” and together with the ABN AMRO Ordinary Shareholders and the DR Preference Shareholders the “ABN AMRO Shareholders”) in the share capital of ABN AMRO Holding N.V. (“ABN AMRO” or the “Company”), (a) to exchange in the manner set out in this Offer Memorandum all or part of their ABN AMRO Ordinary Shares for New Barclays Ordinary Shares and cash, (b) to exchange all or part of their ABN AMRO ADSs for Barclays ADSs and cash (c) either to purchase for cash all or part of their DR Preference Shares, or to exchange, subject to the passing of the Preference Share Resolutions at the Barclays Shareholders Meetings, Barclays Preference Shares for all or part of their DR Preference Shares, and (d) to purchase for cash all or part of their Formerly Convertible Preference Finance Shares on the terms and subject to the conditions and restrictions contained in this Offer Memorandum (the “Offer”). Capitalised terms used in this Offer Memorandum have the meaning as set out in Section 3 (Definitions).
This Offer Memorandum may not be used to make the Offer into Italy, Japan, or any other Restricted Jurisdiction, to ABN AMRO Ordinary Shareholders located in the United States or Canada (“U.S. Ordinary Shareholders” or “Canadian Ordinary Shareholders”, respectively), or to ABN AMRO ADS Holders located in an Offer Jurisdiction. See Section 1.1 (Restrictions).
Information for U.S. Ordinary Shareholders and Canadian Ordinary Shareholders and ABN AMRO ADS Holders located in an Offer Jurisdiction is contained in, and the Offer to U.S. Ordinary Shareholders and Canadian Ordinary Shareholders and to ABN AMRO ADS Holders located in an Offer Jurisdiction is being made by means of, the U.S. and Canadian Offer Documents. Barclays has filed the U.S. and Canadian Offer Documents with the U.S. Securities and Exchange Commission (the “SEC”) and has sent them to U.S. Ordinary Shareholders and Canadian Ordinary Shareholders and ABN AMRO ADS Holders located in an Offer Jurisdiction. The U.S. and Canadian Offer Documents are also available on the SEC’s website at www.sec.gov and on Barclays website at www.barclays.com.
ABN AMRO Shareholders tendering their ABN AMRO Ordinary Shares under the Offer will in the manner set out in this Offer Memorandum be offered 2.13 Barclays Ordinary Shares for each ABN AMRO Ordinary Share (the “Ordinary Share Exchange Ratio”) and an amount of EUR 13.15 in cash for each ABN AMRO Ordinary Share (the “Ordinary Share Cash Consideration”, and together with the Ordinary Share Exchange Ratio, the “Ordinary Share Consideration Ratio”) in each case validly tendered pursuant to the Offer (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), subject to the Offer being declared unconditional. See Section 6.2 (Offer Conditions). The tendering ABN AMRO Shareholders may also elect, subject to availability, to vary the proportions in which they receive New Barclays Ordinary Shares and cash under the Mix and Match Facility. See Section 5.1.1 (Consideration per Ordinary Share).
Holders of ABN AMRO ADSs tendering their ABN AMRO ADSs under the Offer will in the manner set out in this Offer Memorandum be offered 0.5325 Barclays ADSs for each ABN AMRO ADS (the “ADS Exchange Ratio”) and the U.S. Dollar equivalent of EUR 13.15 in cash, based on the conversion of the Euro consideration to which holders of ABN AMRO ADSs are entitled, net of any applicable fees and expenses, into U.S. Dollars at the average exchange rate obtainable by the Bank of New York, the ADS exchange agent, calculated over the five business days prior to the date the cash consideration is received by the ADS exchange agent for delivery in respect of such ABN AMRO ADSs for each ABN AMRO ADS (the “ADS Cash Consideration”, and together with the ADS Exchange Ratio, the “ADS Consideration Ratio”), in each case validly tendered pursuant to the Offer (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), subject to the Offer being declared unconditional. The tendering holders of ABN AMRO ADSs may also elect, subject to availability, to vary the proportions in which they receive New Barclays ADSs and cash in respect of their holdings of ABN AMRO ADSs under the Mix and Match Facility. See Section 5.1.2 (Consideration per ADS).
ABN AMRO Shareholders tendering their DR Preference Shares under the Offer may elect to receive either EUR 0.59 in cash for each DR Preference Share (the “DR Preference Share Cash Consideration”) or, subject to the passing of the Preference Share Resolutions at the Barclays Shareholder Meetings, 0.59 of a Barclays Preference Share for each DR Preference Share (the “DR Preference Share Exchange Ratio”, and together with the DR Preference Share Cash Consideration, the “DR Preference Share Consideration”) tendered pursuant to the Offer and delivered, subject to the Offer being declared unconditional.
ABN AMRO Shareholders tendering their Formerly Convertible Preference Finance Shares under the Offer will be paid in respect of each Formerly Convertible Preference Finance Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd) an amount in cash equal to EUR 27.65 (the “Formerly Convertible Preference Finance Share Consideration”) subject to the Offer being declared unconditional. See Section 6.2 (Offer Conditions).
The acceptance period under the Offer commences at 09:00 hours, Amsterdam time, on 7 August 2007 (the “Commencement Date)” and expires at 15:00 hours, Amsterdam time, on 4 October 2007, unless extended (the “Closing Date”). Acceptance under the Offer must be made in the manner specified in this Offer Memorandum. ABN AMRO Shares tendered on or prior to the Closing Date may be withdrawn in the circumstances specified in this Offer Memorandum. The Offeror reserves the right to extend the Acceptance Period as permitted by applicable laws and regulations. If the Acceptance Period is extended, the Offeror will make an announcement to that effect no later than three Euronext Trading Days following the Closing Date, in accordance with the provisions of article 9o, paragraph 5 of the Bte 1995 and the Securities Act rules. See Section 5 (Invitation to the ABN AMRO Shareholders).
Within five Euronext Trading Days following the Closing Date, the Offeror will announce whether the Offer is declared unconditional (gestand wordt gedaan) (the “Unconditional Date”). The Offeror reserves the right to waive any of the Offer Conditions, provided that the waiver of certain of such conditions shall be subject to the prior written consent of ABN AMRO. See Section 5.7 (Declaring the Offer Unconditional).
Announcements contemplated by the foregoing paragraphs will be issued by press release and, to the extent required under applicable rules and regulations, will be published in the Daily Official List and in at least two daily newspapers with national circulation in The Netherlands (Het Financieele Dagblad and the NRC Handelsblad). See Section 5.15 (Announcements).
In the event that the Offeror announces that the Offer is declared unconditional (gestand wordt gedaan), the ABN AMRO Shareholders who have validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd) their ABN AMRO Ordinary Shares, their DR Preference Shares and/or their Formerly Convertible Preference Finance Shares to the Offeror and the ABN AMRO ADS Holders who have validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd) their ABN AMRO ADSs, will receive within five Euronext Trading Days following the Unconditional Date (the “Settlement Date”), the New Barclays Ordinary Shares and cash in accordance with the Ordinary Share Consideration Ratio and any successful elections made under the Mix and Match Facility, the New Barclays ADSs and cash in accordance with the ADS Consideration Ratio and any successful elections made under the Mix and Match Facility, the DR Preference Share Consideration, or the Formerly Convertible Preference Finance Share Consideration, as the case may be.
At 10:30 hours, Amsterdam time, on 20 September 2007, the ABN AMRO Shareholders’ Meeting will be convened at De Doelen in Rotterdam, at which time the Offer and the Consortium Offer will be discussed.
6 August 2007

1.	RESTRICTIONS AND IMPORTANT INFORMATION

1.1	Restrictions

1.1.1	General

The release, publication or distribution of this Offer Memorandum and any separate documentation regarding the Offer, the making of the Offer or the issuance and offering of New Barclays Shares may, in some jurisdictions, be restricted by law and therefore persons in such jurisdictions into which this Offer Memorandum is released, published or distributed should inform themselves and observe such restrictions.

The Offer applies to all the ABN AMRO Shares and ABN AMRO ADSs and is made into The Netherlands, the United Kingdom, the United States, Austria, Belgium, Canada, France, Germany, Ireland, Luxembourg, Norway, Singapore, Spain and Switzerland, as well as any other jurisdiction where the Offer is capable of being lawfully made in compliance with local laws (together the “Offer Jurisdictions”) but the Offer is not being made, directly or indirectly, in or into Italy, Japan or any other jurisdiction (other than the Offer Jurisdictions) where the making of this Offer is not in compliance with local laws (such a jurisdiction, a “Restricted Jurisdiction”) and may not be accepted from within any of the Restricted Jurisdictions (except for Italy) where the making of this Offer is not in compliance with local laws. Accordingly, copies of this Offer Memorandum are not being mailed and must not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Italy, Japan or any other Restricted Jurisdiction and all such persons receiving such documents (including, without limitation, custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise distribute, forward or transmit them in, into or from Italy, Japan or any other Restricted Jurisdiction. Any persons (including, without limitation, custodians, nominees and trustees) who would or otherwise intend to, or may have a contractual or other legal obligation to, forward this Offer Memorandum or any accompanying documents to any Restricted Jurisdiction should seek appropriate advice before taking any action.

Acceptances by ABN AMRO Shareholders or ABN AMRO ADS Holders who are not resident in the Offer Jurisdictions specifically named above will be accepted by the Offeror if such acceptance complies with the acceptance procedure and requirements set out in this Offer Memorandum (reference is made to Section 5.3). Persons who come into possession of this Offer Memorandum should inform themselves of and observe these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction and may render invalid any purported acceptance.

Any U.S. Ordinary Shareholder or Canadian Ordinary Shareholder, or ABN AMRO ADS Holder, who obtains a copy of this document should note that it is for information purposes only. See Section 1.1.2 (United States and Canada)

Any person resident or located in Italy, Japan or any other Restricted Jurisdiction who obtains a copy of this document is requested to disregard it. See Section 1.1.5 (Restricted Jurisdictions).

Neither the Offeror nor any of its advisers assumes any responsibility for any violation by any person of any of these restrictions. Any ABN AMRO Shareholder or ABN AMRO ADS Holder who is in any doubt as to his position should consult an appropriate professional adviser without delay.

With respect to the restrictions applicable to the issuance and listing of the New Barclays Ordinary Shares and New Barclays ADSs and to the issuance of the Barclays Preference Shares, reference is made to the Barclays Prospectus.

1.1.2	United States and Canada

The Offer is being made to U.S. Ordinary Shareholders and Canadian Ordinary Shareholders and to ABN AMRO ADS Holders located in an Offer Jurisdiction solely by means of the U.S. and Canadian Offer Documents. Any U.S. Ordinary Shareholder or Canadian Ordinary Shareholder or ABN AMRO ADS Holder located in an Offer Jurisdiction into whose possession this Offer Memorandum comes should disregard it and refer solely to the U.S. and Canadian Offer Documents for information about the Offer. Barclays has filed the U.S. and Canadian Offer Documents with the SEC and has sent them to all U.S. Ordinary Shareholders and Canadian

Ordinary Shareholders and to ABN AMRO ADS Holders located in an Offer Jurisdiction. The U.S. and Canadian Offer Documents are also available on the SEC’s website at www.sec.gov and on Barclays website at www.barclays.com.

The Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for ABN AMRO Shareholders to enforce their respective rights and any claim ABN AMRO Shareholders may have arising under the U.S. federal securities laws, since the Offeror is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. ABN AMRO Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

ABN AMRO Shareholders should be aware that the Offeror may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

1.1.3	The Netherlands, United Kingdom, Austria, Belgium, France, Germany, Ireland, Norway, Singapore, Spain and Switzerland

The release, publication and distribution of this Offer Memorandum in and into the following jurisdictions is in compliance with the securities laws and registration requirements of the following jurisdictions: The Netherlands, the United Kingdom, Austria, Belgium, France, Germany, Ireland, Norway, Singapore, Spain and Switzerland.

1.1.4	Luxembourg

The attention of ABN AMRO Shareholders and ABN AMRO ADS Holders residing in Luxembourg is called to the fact that the Offer is subject to the Luxembourg law dated 19 May 2006 on takeover bids (the “Luxembourg Law on Takeover Bids”). Pursuant to the provisions of the Luxembourg Law on Takeover Bids, the Commission de Surveillance du Secteur Financier (the “CSSF”) is not competent to approve the Offer. Once the AFM has confirmed it has no further comments on the Offer Memorandum, the Offer Memorandum will be recognized in Luxembourg.

1.1.5	Restricted Jurisdictions

This Offer Memorandum must not be released, published or distributed in whole or in part in or into Italy, Japan or other any jurisdiction (other than the Offer Jurisdictions) where making this Offer Memorandum available is not in compliance with local laws. Accordingly, ABN AMRO Shareholders or ABN AMRO ADS Holders located or resident in jurisdictions other than the Offer Jurisdictions should inform themselves about, and observe, all applicable legal requirements. Any such person should consult his or her professional advisers and satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection with the Offer, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. Neither Barclays nor ABN AMRO nor any of their advisers assumes any responsibility for any violation by any person of any of such laws.

This Offer Memorandum, and any and all materials related thereto should not be sent in or into Italy, Japan or any other Restricted Jurisdiction, whether by use of the interstate or foreign commerce, of any facility of a national securities exchange (including, but without limitation, electronic mail, post, facsimile transmission, telex and telephone of such a jurisdiction), and the Offer cannot be accepted by any such use, means or instrumentality, in or from within Japan or any other Restricted Jurisdiction (except for Italy). Accordingly, copies of this Offer Memorandum and any related materials are not being, and must not be, mailed or otherwise distributed or sent in or into or from Italy, Japan or any other Restricted Jurisdiction or, in their capacities as such, to custodians, trustees or nominees holding ABN AMRO Shares for persons resident or located in Japan or any other Restricted Jurisdiction, and persons receiving any such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from Italy, Japan or any other Restricted Jurisdiction and doing so may render invalid any purported acceptance of the Offer.

1.1.6	Italy

The Offer has not received clearance from the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian securities laws and implementing regulations (in particular under Section 102 of Italian Legislative Decree No. 58 dated 24 February 1998). Consequently, any form of solicitation (i.e. any offer, invitation to offer or promotional advertisement) of acceptances of the Offer by ABN AMRO Shareholders and/or ABN AMRO ADS Holders based in Italy will be contrary to Italian laws and regulations. Application for authorisation by the relevant Italian authorities for the launching of an offer for ABN AMRO Shares and/or ABN AMRO ADSs in the Republic of Italy has not yet been and is not currently intended to be made. Accordingly, Italian ABN AMRO Shareholders and/or ABN AMRO ADS Holders are hereby notified that, to the extent such ABN AMRO Shareholders and/or ABN AMRO ADS Holders are persons or entities resident and/or located in the Republic of Italy and until and to the extent that the relevant authorisation has been obtained from the Italian authorities, the Offer is not made in or into Italy, as such would not be in compliance with local laws. Neither this Offer Memorandum nor any other offering materials related to the Offer or the ABN AMRO Shares or ABN AMRO ADSs may be distributed or made available in the Republic of Italy.

1.1.7	The restrictions in this paragraph 1.1 may, subject to applicable laws and regulations, be waived,varied or modified by Barclays in case new information becomes available to Barclays or in case of changed circumstances. Subject thereto, the restrictions set out in this paragraph 1.1 apply in relation to the Offer.

1.2	Important Information
Capitalised terms have the meanings as ascribed to them in Chapter 3 (Definitions).
This Offer Memorandum contains important information that should be read carefully before any decision is made to tender ABN AMRO Shares in connection with the Offer. ABN AMRO Shareholders are advised to seek independent advice where necessary. In addition, the ABN AMRO Shareholders may wish to consult with their tax advisers regarding the tax consequences of tendering their ABN AMRO Shares in the Offer.
With respect to the issuance of the New Barclays Shares which are offered in exchange in the manner set out in this Offer Memorandum for the relevant ABN AMRO Shares, in accordance with the terms and conditions of the Offer, reference is made to the Barclays Prospectus. ABN AMRO Shareholders are advised to study the Barclays Prospectus carefully and to seek independent advice where appropriate in order to reach a balanced judgement with respect to the issuance of the New Barclays Shares and the contents of the Barclays Prospectus.
The information included in Sections 1.1, 2, 4.1, 4.2, 4.4, 4.5, 4.7, 4.8, 4.12, 4.13 second and third paragraph, 4.14, 4.15, 4.16, 4.17, 5.1, 5.2, 5.3, 5.4, 5.6, 5.7, 5.8, 5.9, 5.10, 5.11, 5.12 first and third paragraph, 5.13, 5.14, 5.15, 6.3, 6.4, 6.5.1, 6.8, 6.11, 6.12, 6.13, 6.19.5, 6.19.6, 6.19.13, 6.19.15, 6.22, 9, 10 (ii), 12, 16 and 18.1, 18.2, 18.3, 18.4 has been solely provided by the Offeror.
The information included in Sections 4.6, 4.13 first paragraph, 5.12 second paragraph, 6.5.2, 6.7, 6.9, 6.19.14, 7, 8, 11, 17.1, 17.2 and 17.4 has been solely provided by ABN AMRO.
The information included in Sections 1.2, 3, 4.3, 4.9, 4.10, 4.11, 4.18, 4.19, 5.5, 6.1, 6.2, 6.5.3, 6.6, 6.10, 6.14, 6.15, 6.16, 6.17, 6.18, 6.19.1, 6.19.2, 6.19.3, 6.19.4, 6.19.7, 6.19.8, 6.19.9, 6.19.10, 6.19.11, 6.19.12, 6.20, 6.21, 10 (i), (iii) and (iv), 13, 14, 15, 16 and 19 has been provided by the Offeror and ABN AMRO jointly.
The information included in Sections 17.3 and 17.5 has been provided by Ernst & Young Accountants and is identical to the original auditors’ statements as of the same date issued by Ernst & Young Accountants. The information included in Section 18.5 has been provided by PricewaterhouseCoopers and is identical to the original auditors’ staments as of the same date issued by PricewaterhouseCoopers. Section 15 is a Dutch summary of certain information provided by the Offeror and/or ABN AMRO in the English language and is subject to the detailed information included in this Offer Memorandum.

The Offeror and ABN AMRO are exclusively responsible for the accuracy and completeness of the information provided in this Offer Memorandum, each with respect to such information as it has provided, and together with respect to the information they have provided jointly. Each of the Offeror and ABN AMRO confirms, with respect to such information it has provided in this Offer Memorandum, that to the best of its knowledge and belief as of the date hereof the information contained in this Offer Memorandum is true and accurate in all material respects and there are no facts the omission of which would make any statement in this Offer Memorandum misleading in any material respect. Please be aware that certain financial and statistical information and other figures contained in this Offer Memorandum may be rounded up or down and should therefore not be regarded as exact.
The information included in this Offer Memorandum reflects the situation as at 3 August 2007 unless specified otherwise. Neither the issue nor the distribution of this Offer Memorandum shall under any circumstances imply that the information contained herein is accurate and complete as of any time subsequent to 3 August 2007 or that there has been no change in the information set out in this Offer Memorandum or in the affairs of ABN AMRO and/or its subsidiaries and/or its affiliates since 3 August 2007. The foregoing does not affect the obligation of both the Offeror and ABN AMRO, each in so far as it concerns them, to make a public announcement pursuant to article 9b paragraph 1 of the Bte 1995, if applicable, or as required by applicable U.S. federal securities laws.
No person, other than the Offeror and ABN AMRO and without prejudice to the auditors’ statements issued by Ernst & Young and PricewaterhouseCoopers included in this Offer Memorandum, is authorised in connection with the Offer to provide any information or to make any statements on behalf of the Offeror or ABN AMRO in connection with this Offer or any information contained in this Offer Memorandum. If any such information or statements is provided or made by parties other than the Offeror or ABN AMRO such information or statements should not be relied upon as having been provided by or made by or on behalf of the Offeror or ABN AMRO. Any information or representation not contained in this Offer Memorandum must not be relied upon as having been provided by or made by or on behalf of the Offeror or ABN AMRO.
This Offer Memorandum and the Offer are, and any tender, purchase or delivery of ABN AMRO Shares will be, governed by and construed in accordance with the laws of The Netherlands. The District Court of Amsterdam (Rechtbank Amsterdam) and its appellate courts shall have exclusive jurisdiction to settle any disputes which might arise out of or in connection with this Offer Memorandum, the Offer and/or any tender, purchase or delivery of ABN AMRO Shares. Accordingly, any legal action or proceedings arising out of or in connection with the Offer Memorandum, the Offer and/or any tender, purchase or delivery of ABN AMRO Shares shall be brought exclusively in such courts.
This Offer Memorandum has been reviewed by the AFM and is published in English. A Dutch summary is included as Section 15. In the event of any differences, whether or not in interpretation, between the English text of the Offer Memorandum and the Dutch summary of this Offer Memorandum, the English text of the Offer Memorandum shall prevail.

ABN AMRO Bank N.V. has been appointed as Listing and Exchange Agent in the context of the Offer.
Addresses
Barclays
Barclays PLC
1 Churchill Place
London E14 5HP
United Kingdom
ABN AMRO
ABN AMRO Holding N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
The Listing and Exchange Agent
ABN AMRO Bank N.V.
Kemelstede 2
4817 ST Breda
The Netherlands
Tel: +31 (0) 76 579 9455 or
Tel: +800 2222 0024
Copies of this Offer Memorandum and the Barclays Prospectus are available on the website of Barclays (www.barclays.com) and free of charge at the offices of Barclays and the Listing and Exchange Agent and can be obtained by contacting Barclays and the Listing and Exchange Agent at the addresses mentioned above. Copies of this Offer Memorandum are also available on the website of ABN AMRO (www.abnamro.com). The Barclays and ABN AMRO websites do not constitute a part of, and are not incorporated by reference into this Offer Memorandum.
Copies of the Barclays Articles of Association, the financial information of Barclays relating to the annual financial statements of Barclays for the financial year 2006 ended on 31 December 2006, the financial year 2005 ended on 31 December 2005 and the financial year 2004 ended on 31 December 2004 are available free of charge at the offices of Barclays and can be obtained by contacting Barclays at the address mentioned above. Copies of the Barclays PLC Interim Results Announcement are available on the website of Barclays (www.barclays.com).
Copies of the ABN AMRO Articles of Association, the financial information of ABN AMRO relating to the annual financial statements (jaarrekening) of ABN AMRO for the financial years 2006 ended on 31 December 2006, the financial year 2005 ended on 31 December 2005, the financial year 2004 ended on 31 December 2004 are available free of charge at the offices of ABN AMRO and can be obtained by contacting ABN AMRO at the address mentioned above.
The Barclays Prospectus, the Barclays (Netherlands) Prospectus, the Barclays Articles of Association and the ABN AMRO Articles of Association are incorporated by reference into this Offer Memorandum. The information incorporated by reference is an important part of this Offer Memorandum and is deemed to constitute a part of this Offer Memorandum as if such information were expressly included herein. Accordingly, all information appearing in this Offer Memorandum must be read together with the information and financial statements, including the notes thereto, contained in the documents incorporated by reference.
As you read any document that is incorporated by reference herein, you may find inconsistencies in information from one document to another or with this Offer Memorandum. If you find inconsistencies you should rely on the statements made in the most recent document or made with respect to the most recent period referred to in any document. The information included in this Offer Memorandum is the most recent or as recent as compared with the documents and information which are incorporated by reference.
Any statement contained in any document incorporated by reference in this Offer Memorandum in respect of which more recent information is included in this Offer Memorandum or in any document incorporated by reference, shall be deemed to be modified or superseded for the purposes of this Offer

Memorandum by such more recent information. Any statement incorporated by reference so modified or superseded shall not be deemed to constitute a part of this Offer Memorandum.
Certain statements contained in this Offer Memorandum, including those in Sections headed “Summary”, “Information on the Offer”, “Information on ABN AMRO” and “Information on the Offeror” constitute forward-looking statements that involve risk and uncertainty. Generally, words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “prepares”, “plan”, “seek”, “continue” or similar expressions or, in each case, their negative or other variations or comparable terminology, identify forward-looking statements. Although each of Barclays and ABN AMRO, each with respect to the statements it has provided, believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, no assurance can be given that such statements will be fulfilled or prove to be correct, no assurance can be given that such expectations and projections will be fulfilled, and no representations are made as to the future accuracy and completeness of the forward-looking statements. Investors should specifically consider the factors identified in this Offer Memorandum, which could cause actual results to differ before making an investment decision. Any such forward-looking statement involves known and unknown risks, uncertainties and other factors, which may cause the actual events or results to vary materially from such forward-looking statements due to, among other things, political, economic or legal changes in the markets and environments in which Barclays and/or ABN AMRO does business, competitive developments or risks inherent to the Barclays or ABN AMRO’s business plans and uncertainties, risk and volatility in financial markets and other factors affecting Barclays and/or ABN AMRO. Except as required by applicable laws or regulations, Barclays and ABN AMRO expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this Offer Memorandum to reflect any change in Barclays or ABN AMRO’s expectation, respectively, with regard thereto or any change in events, conditions or circumstances on which such statement is based.
The Offeror and ABN AMRO undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws and regulations or by any appropriate regulatory authority (such as Book I and Book II of the Euronext Rule Book of Euronext Amsterdam).
Barclays Capital, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG London Branch, JPMorgan Cazenove Limited and Lazard & Co. are each acting exclusively as financial adviser to the Offeror and to no one else in connection with the Offer and Barclays Capital, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG London Branch, JPMorgan Cazenove Limited and Lazard & Co. will not regard any other person (whether or not a recipient of this Offer Memorandum) as a client in relation to the Offer and will not be responsible to anyone other than the Offeror for providing the protections afforded to their respective clients or for providing advice in relation to the Offer.
Each of Barclays Capital, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG London Branch, JPMorgan Cazenove Limited and Lazard & Co. has given and has not withdrawn its written consent to the inclusion in this Offer Memorandum of its name in the form and context in which it appears.
ABN AMRO Bank N.V. (M&A Advisory), Lehman Brothers Europe Limited, Morgan Stanley & Co. Limited, N M Rothschild & Sons Limited and UBS Limited are each acting exclusively as financial adviser to the ABN AMRO Managing Board and to no one else in connection with the Offer and ABN AMRO Bank N.V. (M&A Advisory), Lehman Brothers Europe Limited, Morgan Stanley & Co. Limited, N M Rothschild & Sons Limited and UBS Limited will not regard any other person (whether or not a recipient of this Offer Memorandum) as a client in relation to the Offer and will not be responsible to anyone other than the ABN AMRO Managing Board for providing the protections afforded exclusively to their respective clients or for providing advice in relation to the Offer.
Each of ABN AMRO Bank N.V. (M&A Advisory), Lehman Brothers Europe Limited, Morgan Stanley & Co. Limited, N M Rothschild & Sons Limited and UBS Limited has given and has not withdrawn its written consent to the inclusion in this Offer Memorandum of its name in the form and context in which it appears.
Goldman Sachs International is acting exclusively as financial adviser to the ABN AMRO Supervisory Board and to no one else in connection with the Offer and will not regard any other person (whether or not a recipient of this Offer Memorandum) as a client in relation to the Offer and will not be responsible to anyone other than the ABN AMRO Supervisory Board for providing the protections afforded to the clients of Goldman Sachs International or for providing advice in relation to the Offer.
Goldman Sachs International has given and has not withdrawn its written consent to the inclusion in this Offer Memorandum of its name in the form and context in which it appears.

2.	TABLE OF CONTENTS

3.	DEFINITIONS
Any reference in this Offer Memorandum to defined terms in plural form shall constitute a reference to such defined terms in singular form, and vice versa. All grammatical and other changes required by the use of a definition in singular form shall be deemed to have been made herein and the provisions hereof shall be applied as if such changes have been made.
Defined terms used in this Offer Memorandum shall have the following meaning:

ABN AMRO or the Company	means ABN AMRO Holding N.V., a public limited liability company, duly incorporated and validly existing under the laws of The Netherlands, having its registered office at Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands;

ABN AMRO ADR	means an ABN AMRO American depositary receipt representing one ABN AMRO ADS;

ABN AMRO ADS Holder(s)	means the holder(s) of one or more ABN AMRO ADS wherever located;

ABN AMRO ADSs	means American depositary shares, each representing one ABN AMRO Ordinary Share;

ABN AMRO Articles of Association	means the articles of association (statuten) of ABN AMRO, as most recently amended on 09 June 2005;

ABN AMRO Bank	means ABN AMRO Bank N.V., a public limited liability company, duly incorporated and validly existing under the laws of The Netherlands, having its registered office at Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands;

ABN AMRO Boards	means the ABN AMRO Supervisory Board and the ABN AMRO Managing Board together;

ABN AMRO Employee Share Plans	means the ABN AMRO Stock Option Plans, the ABN AMRO Share Award Plan, the ABN AMRO Share Investment and Matching Plan and the ABN AMRO Retention Plans;

ABN AMRO Event	means any event, events or circumstance that results or could reasonably be expected to result in a material adverse effect on the business, cash flow, financial or trading position, assets, profits, operational performance, capitalisation, prospects or business of the ABN AMRO Group taken as a whole, that, in either case, does not arise as a result of:

(i) a general economic decline in the financial services and banking industry, including but not limited to commercial banking, investment banking, stock broking, asset management and fund management; or

(ii) a general economic decline affecting Barclays and ABN AMRO in a similar and proportionate way; or

(iii) any matter known to Barclays, its group companies and Barclays advisers from information filed by any member of ABN AMRO Group as a matter of public record, made public by ABN AMRO pursuant to the Merger Rules or fairly disclosed by ABN AMRO to Barclays, its group companies or Barclays advisers prior to the date of the Merger Protocol (i.e. 23 April 2007) and which matter Barclays could reasonably be expected to know on signing of the Merger Protocol would, but for this exception (iii) constitute an ABN AMRO Event; or

(iv) the announcement, making and implementation of the Offer;

ABN AMRO Group	means ABN AMRO together with its subsidiaries and group companies;

ABN AMRO Managing Board	means the Managing Board (raad van bestuur) of ABN AMRO;

ABN AMRO Material Adverse Change	means (i) an ABN AMRO Event; or (ii) a change since the date hereof in any national or international capital markets (including without limitation, an adverse change in the tax laws of such states), financial, political or economic conditions or currency exchange rates or exchange controls (whether or not arising as a result of or in connection with any outbreak or escalation of hostilities or declaration of war or national emergency or act of terrorism or other national or international calamity), that does not arise as a result of:

(i) a general economic decline in the financial services and banking industry, including but not limited to commercial banking, investment banking, stock broking, asset management and fund management; or

(ii) a general economic decline affecting Barclays and ABN AMRO in a similar and proportionate way; or

(iii) the announcement, making and implementation of the Offer;

ABN AMRO Ordinary Shareholder(s)	means the holder(s) of one or more ABN AMRO Ordinary Share(s);

ABN AMRO Ordinary Shares	means the issued and outstanding ordinary shares in the capital of ABN AMRO with a nominal value of EUR 0.56 each;

ABN AMRO Retention Plans	means the ABN AMRO Global Key Employee Retention Plan, the ABN AMRO Key Employee Equity Programme with Co-Investment Plan, the ABN AMRO Key Employee Equity Programme with Co-Investment Plan 2005, the ABN AMRO Asset Management Key Employee Retention Plan with Co-Investment Plan, the ABN AMRO Asset Management Key Employee Retention Plan with Co-Investment Plan 2005, the ABN AMRO BU Brazil Long Term Incentive Plan, the ABN AMRO BU North American Long Term Incentive Plan, and any other employee share plan or long term incentive plan adopted or implemented by ABN AMRO;

ABN AMRO Share Award Plan	means the ABN AMRO Performance Share Plan (also comprising the ABN AMRO Restricted Share Plan);

ABN AMRO Shareholder(s)	means holder(s) of one or more ABN AMRO Share(s);

ABN AMRO Shareholders’ Meeting	means the extraordinary general meeting of shareholders of ABN AMRO to be held at 10:30 hours, Amsterdam time, at De Doelen in Rotterdam on 20 September 2007 and will be convened by ABN AMRO to discuss the Offer and the Consortium Offer in accordance with article 9q Bte 1995;

ABN AMRO Shareholders’ Register	means the register in which the ABN AMRO Shareholders are individually recorded;

ABN AMRO Shares	means the ABN AMRO Ordinary Shares, the DR Preference Shares and the Formerly Convertible Preference Finance Shares;

ABN AMRO Stock Option Plans	means the ABN AMRO Top Executive Stock Option Plan, the ABN AMRO Key Staff Stock Option Plan, the ABN AMRO UK Approved Stock Option Plan and the ABN AMRO Equity Option Scheme;

ABN AMRO Supervisory Board	means the supervisory board (raad van commissarissen) of ABN AMRO;

Acceptance Period	means the period during which the ABN AMRO Shareholders can tender their ABN AMRO Shares to the Offeror, which begins on the Commencement Date and ends on the Closing Date;

Admitted Institutions	means the institutions which hold ABN AMRO Shares or, after the Settlement Date, Barclays Shares on behalf of their clients through Euroclear Nederland as an admitted institution of Euroclear Nederland or, as the context so permits, which hold ABN AMRO Shares or, after the Settlement Date, Barclays Shares on behalf of their clients through an institution which is an admitted institution of Euroclear Nederland;

ADS Cash Consideration	means the U.S. Dollar equivalent of EUR 13.15 in cash, based on the conversion of the Euro consideration to which holders of ABN AMRO ADS are entitled, net of any applicable fees and expenses, into U.S. Dollars at the average exchange rate obtainable by the Bank of New York, the ADS exchange agent, calculated over the five business days prior to the date the cash consideration is received by the ADS exchange agent for delivery in respect of such ABN AMRO ADSs for each ABN AMRO ADS;

ADS Consideration Ratio	means the ADS Cash Consideration and the ADS Exchange Ratio;

ADS Exchange Agent	means The Bank of New York;

ADS Exchange Ratio	means 0.5325 Barclays ADSs for each ABN AMRO ADS;

AFM	means the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten);

Alternative Exchange	means the direct exchange alternative presented to the ABN AMRO Ordinary Shareholders as an option pursuant to the Offer as set out in Sections 4.1.1 and 5.1.1;

Announcement Date	means 23 April 2007;

Annual Swap Rate	means the annual swap rate for 5 year Euro swap transactions as set out in Section 6.5.1;

Antonveneta	means Banca Antoniana Popolare Veneta, a public company duly incorporated and validly existing under the laws of Italy, having its registered office at Piazzetta F. Turati 2, Padova, Italy;

Authorisation	means any authorisation, order, grant, recognition, confirmation, consent, licence, clearance, certificate, permission, exemption or approval;

Barclays or the Offeror	means Barclays PLC, a public limited liability company, duly incorporated and validly existing under the laws of England, having its registered office, at 1 Churchill Place, London, E14 5HP, United Kingdom;

Barclays ADS Holder(s)	means the holder(s) of one or more Barclays ADS wherever located;

Barclays ADSs	means the American Depositary Shares of Barclays, each representing four Barclays Ordinary Shares (including, if the context requires, the New Barclays ADSs);

Barclays Articles of Association	means the articles of association (statuten) of Barclays;

Barclays Board	means the board of directors of Barclays;

Barclays Event	means any event, events or circumstance that results or could reasonably be expected to result in a material adverse effect on the business, cash flow, financial or trading position, assets, profits, operational performance, capitalisation, prospects or business of the Barclays Group taken as a whole that does not arise as a result of:

(i) a general economic decline in the financial services and banking industry, including but not limited to commercial banking, investment banking, stock broking, asset management and fund management; or

(ii) a general economic decline affecting Barclays and ABN AMRO in a similar and proportionate way; or

(iii) any matter known to ABN AMRO, its group companies and ABN AMRO’s advisers from information filed by any member of Barclays Group as a matter of public record, made public by Barclays pursuant to the Merger Rules or fairly disclosed by Barclays to ABN AMRO, its group companies or ABN AMRO’s advisers prior to the date of the Merger Protocol (i.e. 23 April 2007) and which matter ABN AMRO could reasonably be expected to know on signing of the Merger Protocol would, but for this exception (iii), constitute a Barclays Event; or

(iv) the announcement, making and implementation of the Offer;

Barclays Extraordinary Class Resolution	means the extraordinary resolution to be proposed at the Barclays Ordinary Shareholder Class Meeting consenting to, among other things, the creation of the Barclays Preference Shares and any resulting change in the rights of the Barclays Ordinary Shareholders;

Barclays Extraordinary General Meeting	means the extraordinary general meeting of Barclays to be held at 11:00 a.m., Amsterdam time (10:00 a.m., London time), at 1 Churchill Place, London E14 5HP on 14 September 2007 or any adjournment thereof to consider and, if pronounced fit by the Barclays Shareholders, approve the Merger and certain other matters;

Barclays Group	means Barclays, its subsidiaries, its group companies and its affiliated companies;

Barclays Investments (Netherlands)	means Barclays Investments (Netherlands) N.V., a public company incorporated under the laws of The Netherlands, having its registered office at Fred. Roeskestraat 123 1, 1076 EE Amsterdam, The Netherlands, that is a wholly owned subsidiary of Barclays;

Barclays Material Adverse Change	means (i) a Barclays Event or (ii) a change since the date hereof in any national or international capital markets (including without limitation, an adverse change in the tax laws of such states), financial, political or economic conditions or currency exchange rates or exchange controls (whether or not arising as a result of or in connection with any outbreak or escalation of hostilities or declaration of war or national emergency or act of terrorism or other national or international calamity), that does not arise as a result of:

(i) a general economic decline in the financial services and banking industry, including but not limited to commercial banking, investment banking, stock broking, asset management and fund management; or

(ii) a general economic decline affecting Barclays and ABN AMRO in a similar and proportionate way; or

(iii) the announcement, making and implementation of the Offer;

Barclays (Netherlands)	means Barclays (Netherlands) N.V., a public company incorporated under the laws of The Netherlands, having its registered office at Fred. Roeskestraat 123 1, 1076 EE Amsterdam, The Netherlands that is a wholly owned subsidiary of Barclays at the date hereof;

Barclays (Netherlands) Prospectus	means the prospectus in relation to the shares in the capital of Barclays (Netherlands);

Barclays (Netherlands) Shares	means shares in the capital of Barclays (Netherlands);

Barclays Ordinary Shareholder Class Meeting	means the class meeting of the holders of the Barclays Ordinary Shares to be held at 11:15 a.m., Amsterdam time (10:15 a.m., London time), at 1 Churchill Place, London E14 5HP on 14 September 2007 (or as soon thereafter as the Barclays Extraordinary General Meeting shall have concluded or adjourned), or, any adjournment thereof, to consider and, if pronounced fit by the Barclays Shareholders, approve the Barclays Extraordinary Class Resolution;

Barclays Ordinary Shares	means ordinary shares of 25 pence each in the capital of Barclays (including, if the context requires, the New Barclays Ordinary Shares);

Barclays PLC Interim Results Announcement	means the Barclays PLC interim results announcement dated 2 August 2007 available on Barclays website (www.barclays.com);

Barclays Preference Shares	means preference shares in the capital of Barclays intended to be issued pursuant to the terms of the Offer, each with a nominal value of EUR 1;

Barclays Prospectus	means the prospectus to be prepared in connection with (i) the offering of the New Barclays Shares and (ii) the listing of the New Barclays Ordinary Shares on Euronext Amsterdam;

Barclays Shareholder(s)	means holder(s) of one or more Barclays Shares;

Barclays Shareholder Meetings	means (a) the Barclays Extraordinary General Meeting and (b) the Barclays Ordinary Shareholder Class Meeting;

Barclays Shares	means the Barclays Ordinary Shares, the Barclays ADSs and the Barclays Preference Shares;

BGI	means Barclays Global Investors;

BIPRU Pillar rules	has the meaning ascribed thereto in the FSA handbook of rules and guidance under the FSMA;

Bte 1995	means the Securities Market Supervision Decree 1995 (Besluit toezicht effectenverkeer 1995), as amended from time to time;

BUs	means business units;

Business Day	means a day (other than a Saturday or Sunday) on which banks are generally open in The Netherlands, the United Kingdom and the United States for normal business;

Canadian Ordinary Shareholder(s)	means holder(s) of one or more ABN AMRO Ordinary Share(s) located in Canada;

Capital Raising	means the issue of (i) any ABN AMRO Ordinary Shares and/or issue of any Barclays Shares by ABN AMRO or the Offeror, as the case may be; or (ii) paid-for newly granted rights to acquire issued ABN AMRO Ordinary Shares and/or Barclays Ordinary Shares, as the case may be;

Capital Return	means the declaration of a dividend, capital repayment or any other distribution by ABN AMRO and/or the Offeror, as the case may be, in respect of ABN AMRO Ordinary Shares;

Cash Consideration	means the cash consideration of EUR 24.8 billion (GBP 16.7 billion) to be paid to ABN AMRO Ordinary Shareholders and holders of ABN AMRO ADSs tendering their ABN AMRO Ordinary Shares or ABN AMRO ADSs under the Offer;

CDB Subscription Agreement	means the agreement dated 23 July 2007 between, amongst others, Barclays and China Development Bank in respect of the subscription for the Unconditional CDB Shares;

CGT	means United Kingdom corporation tax on chargeable gains or capital gains tax;

China Development Bank	means China Development Bank;

Clawback Placing	means the clawback placing announced and commenced simultaneously with the release of the Revised Announcement pursuant to which 153,772,445 new Barclays Ordinary Shares have been allocated to certain existing Barclays Shareholders and certain other institutional investors to be subscribed for following and conditioned upon the Offer being declared unconditional;

Clawback Shares	means the 153,772,445 new Barclays Ordinary Shares which certain existing Barclays Shareholders and certain other institutional investors have agreed, following and conditional upon the Merger, Offer being declared unconditional to subscribe for pursuant to the Clawback Placing;

Closing Date	means the time and date on which the Offer expires, being at 15:00 hours, Amsterdam time (09:00 hours, New York time), on 4 October 2007, unless extended in accordance with article 9o paragraph 5 of the Bte 1995 and the Securities Act rules;

Combined Group	means the ABN AMRO Group and the Barclays Group together;

Combined Group Board	means the board of directors of the Combined Group;

Commencement Date	means the date on which the Acceptance Period opens, being 7 August 2007;

Companies Acts	means (a) the operative company law provisions of the UK Companies Act 2006; (b) Part 2 of the UK Companies (Audit, Investigations and Community Enterprise) Act 2004 (c 27) (community interest companies); and (c) the provisions of the UK Companies Act 1985 and the UK Companies Consolidation (Consequential Provisions) Act 1985 (c 9) that remain in force;

Competent Authorities	means the relevant competent competition authorities and the Competent Regulatory Authorities and other governmental, supranational, statutory, regulatory or self-regulatory, administrative or other bodies or agencies in any jurisdiction;

Competent Regulatory Authorities	means governments and governmental, quasi-governmental, supranational, statutory, regulatory or self-regulatory, administrative or other bodies or agencies exercising regulatory, supervisory or other functions in respect of matters relating to any banking, securities, insurance or other financial services business or any other business carried on by a member of the Combined Group (including without limitation any exchanges, trading systems, clearing houses and settlement or payment systems of which any member of the Combined Group is a member) or foreign exchange, foreign investment or similar matters in any jurisdiction;

Conditional CDB Shares	means the 581,760,321 new Barclays Ordinary Shares which China Development Bank has agreed, conditional upon completion of the Merger, to subscribe for pursuant to the Conditional CDB Investment Agreement;

Conditional Investment	means the aggregate investment of EUR 8.1 billion (GBP 5.4 billion) by China Development Bank and Temasek in consideration for the issue of the Conditional CDB Shares and the Conditional Temasek Shares, respectively;

Conditional CDB Investment Agreement	means the agreement dated 23 July 2007 between, amongst others, Barclays and China Development Bank in respect of the subscription for the Conditional CDB Shares;

Conditional Temasek Shares	means the 152,980,748 new Barclays Ordinary Shares which Temasek has agreed, conditional upon completion of the Merger, to subscribe for pursuant to the Temasek Subscription Agreement;

Consortium	means the Royal Bank of Scotland Group PLC, Fortis N.V. and Fortis SA/NV and Banco Santander S.A., acting together as a consortium;

Consortium Offer	means the offer by the Consortium;

CREST	means the relevant system (as defined in the UK Uncertificated Securties Regulations 2001 (SI 2001 No. 01/378), as amended) in respect of which CRESTCo is the operator (as defined in the CREST Regulations);

CRESTCo	means Euroclear UK & Ireland Limited, the operator of CREST;

CSSF	means the Commission de Surveillance du Secteur Financie;

Daily Official List	means the Daily Official List (Officiële Prijscourant) of Euronext Amsterdam;

Daily Reference Price	means the price calculated as the Ordinary Share Exchange Ratio (adjusted in accordance with Section 5.1.1 as if the date of repurchase were the Settlement Date) multiplied by the Barclays Reference Price as at the date of repurchase. The Barclays Reference Price for a day is the 5 (five) day rolling average of the mid-market Barclays Ordinary Share price for the 5 (five) preceding trading days as per the Daily Official List (calculated in Euros with each of the 5 (five) trading days’ Sterling price converted using the spot Euro-Sterling exchange rate as at the close of the relevant trading day on the London Stock Exchange);

Disclosure Act	means the Dutch Act on the Disclosure of Major Holdings and Capital Interests in Securities Issuing Institutions (Wet melding zeggenschap en kapitaalbelang in effecten uitgevende instellingen 1996);

DFSA	means the Dutch Financial Supervision Act (Wet op het financieel toezicht);

Dividend Election Mechanism	means the facility by which accepting ABN AMRO Shareholders and other Barclays Shareholders will be able to elect to receive dividends paid in Euro or Pound Sterling, further details of which are set out in Section 6.19.5;

DNB	means the Dutch Central Bank (De Nederlandsche Bank N.V.);

DR Preference Share(s)	means the issued and outstanding depositary receipt(s) that have been issued for the Underlying Convertible Preference Finance Shares;

DR Preference Shareholder(s)	means holder(s) of one or more DR Preference Share(s);

DR Preference Share Cash Consideration	means EUR 0.59 in cash for each DR Preference Share;

DR Preference Share Consideration	means the DR Preference Share Cash Consideration and the DR Preference Share Exchange Ratio;

DR Preference Share Exchange Ratio	means 0.59 of a Barclays Preference Share for each DR Preference Share;

DR Preference Share Offer	means the offer outstanding made by Barclays for all of the DR Preference Shares on the terms and subject to the conditions set out in the Offer Document and, where the context admits, any subsequent revision, variation extension or renewal of such offer;

Effective Date	means the date on which the Merger becomes effective, by means of the Offer having been declared or becoming unconditional in accordance with applicable Dutch securities laws and regulations;

Euroclear Nederland	means Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., the Dutch depositary and settlement institute, a subsidiary of Euroclear S.A./ N.V., operator of the Euroclear system;

Euroclear Nederland System	means the book-entry system operated by Euroclear Nederland on the basis of the Dutch Securities Giro Act (wet giraal effectenverkeer);

Eurolist by Euronext Amsterdam	means the regulated stock exchange of Euronext Amsterdam;

Euronext Amsterdam	means Euronext Amsterdam N.V., or Eurolist by Euronext Amsterdam, as appropriate;

Euronext Trading Day	means a day on which Euronext is open for trading;

EU Cross-border Merger Directive	means EU Directive 2005/56/EC;

EU Merger Regulation	means Council Regulation (EC) 139/2004;

Exclusivity Period	means the period commencing on the date of the Merger Protocol and ending on 1 March 2008;

Formerly Convertible Preference Finance Share Consideration	means an amount in cash equal to EUR 27.65 offered by Barclays for each Formerly Convertible Preference Finance Share tendered pursuant to the Offer;

Formerly Convertible Preference Finance Shareholder	means the holder(s) of one or more Formerly Convertible Preference Finance Share(s);

Formerly Convertible Preference Finance Share(s)	means the issued and outstanding formerly convertible preference finance share(s) in the capital of ABN AMRO with a nominal value of EUR 2.24 each;

Foundation	means Stichting Administratiekantoor Preferente Financieringsaandelen ABN AMRO Holding;

Frustrating Action	means anything which could reasonably be expected to (i) make the Offer (including the proposed Merger), its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control of, ABN AMRO by Barclays, or the issue, listing or admission to trading of the Barclays Shares, void, illegal and/or unenforceable under the laws of any jurisdiction, or otherwise directly or indirectly, prohibit, restrain, restrict, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge or require amendment of, the Offer or the acquisition of any such shares or securities by Barclays; (ii) impose any limitation on, or result in a delay in, the ability of Barclays directly or indirectly to acquire or hold or to exercise effectively all or any rights of ownership in respect of shares or other securities in ABN AMRO or on the ability of any member of the ABN AMRO Group or any member of the Barclays Group directly or indirectly to hold or exercise effectively any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the ABN AMRO Group; or (iii) except as fairly disclosed in writing by ABN AMRO to Barclays prior to the execution of the Merger Protocol or as publicly announced by or on behalf of ABN AMRO before that date, otherwise affect the business, assets, profits or prospects of any member of the ABN AMRO Group or any member of the Barclays Group;

FSA	means the United Kingdom Financial Services Authority;

FSMA	means the United Kingdom Financial Services and Markets Act 2000 and all regulations, codes, rules and statutory instruments published or enacted thereunder;

GRCB	means the Global Retail and Commercial Banking business group within the Combined Group;

Group Executive Committee	means the group executive committee which is expected to consist of the persons named in Section 6.19.10;

HSR Act	means the U.S. Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended and including any regulations made hereunder;

IBIM	means the Investment Banking and Investment Management business group within the Combined Group;

IFRS	means the international accounting standards, international financial reporting standards and the related interpretations of these standards issued or adopted by the International Accounting Standards Board from time to time;

LaSalle	means ABN AMRO North America Holding Company (and certain of its subsidiaries, including LaSalle Bank Corporation) but excluding ABN AMRO WCS Holding Company and its subsidiaries;

LaSalle Agreement	means the agreement entered into on 22 April 2007 between ABN AMRO Bank and Bank of America Corporation in relation to the sale by ABN AMRO Bank of all of the outstanding shares of LaSalle to Bank of America Corporation;

LaSalle Amount	means USD 21 billion;

LaSalle Proceeds	means the cash consideration to be received by ABN AMRO for the sale of LaSalle;

Listing and Exchange Agent	means ABN AMRO Bank in its capacity of agent for Barclays in the context of the Offer;

Luxembourg Law on Takeover Bids	means the Luxembourg law on takeover bids dated 19 May 2006;

Material Adverse Change	means any event, events or circumstance as referred to in Section 6.2 (Offer Conditions);

Materially Burdensome Regulatory Condition	means any action, condition, sanction or restriction imposed by a Competent Authority or third party that has or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of Barclays and/or ABN AMRO;

Merger	means the combination of Barclays and ABN AMRO;

Merger Code	means the Merger Code 2000 (SER-besluit Fusiegedragsregels 2000);

Merger Protocol	means the merger protocol agreed and signed by Barclays and ABN AMRO on 23 April 2007 as amended by the Merger Protocol Amendment Letter, dated 23 July 2007, and the Merger Protocol Amendment Letter, dated 30 July 2007 and a supplemental letter dated 3 August 2007;

Merger Rules	means all relevant laws, rules and regulations in other applicable jurisdictions, including but not limited to The Netherlands, the United Kingdom and the United States applicable to the Offer and the Merger;

Minimum Acceptance Condition	means the condition that at least 80 percent of ABN AMRO’s issued ordinary share capital (geplaatst gewoon aandelenkapitaal) as at the Closing Date (excluding any ABN AMRO Ordinary Shares (including ABN AMRO ADSs) held by ABN AMRO or by any of its subsidiaries as at the Closing Date), and for this purpose including any ABN AMRO Ordinary Shares which will be issued upon conversion of the Underlying Convertible Preference Finance Shares by the holders thereof into ABN AMRO Ordinary Shares, and including ABN AMRO Ordinary Shares (including ABN AMRO ADSs) already held by Barclays (if any), has been tendered under the Offer;

Mix and Match Facility	means the facility under which ABN AMRO Ordinary Shareholders and ABN AMRO ADS Holders may, subject to availability, elect to vary the proportions in which they receive the Ordinary Share Consideration Ratio or ADS Consideration Ratio as appropriate in respect of the ABN AMRO Ordinary Shares and ABN AMRO ADSs they tender as set out in Sections 4.1.1 and 5.1.1 and Sections 4.1.3 and 5.1.3 respectively;

New Barclays ADSs	means the Barclays ADSs representing New Barclays Ordinary Shares proposed to be issued to ABN AMRO ADS Holders pursuant to the Offer for the ABN AMRO ADS;

New Barclays Ordinary Shares	means Barclays Ordinary Shares to be offered pursuant to the Offer;

New Barclays Shares	means the New Barclays Ordinary Shares, the New Barclays ADSs and the Barclays Preference Shares;

Nominee	means Barclays Nominees (No. 1) Limited;

NYSE	means the New York Stock Exchange;

Offer or Barclays Offer	means the offer by the Offeror to (i) ABN AMRO Ordinary Shareholders, (ii) ABN AMRO ADS Holders, (iii) DR Preference Shareholders and (iv) Formerly Convertible Preference Finance Shareholders, (a) to exchange in the manner set out in this Offer Memorandum New Barclays Ordinary Shares and cash for all or part of their ABN AMRO Ordinary Shares, (b) to exchange Barclays ADSs and cash for all or part of their ABN AMRO ADSs, (c) either to purchase for cash all or part of their DR Preference Shares or, to exchange, subject to the passing of the Preference Share Resolutions at the Barclays Shareholder Meetings, Barclays Preference Shares for all or part of their DR Preference Shares, and (d) to purchase for cash all or part of their Formerly Convertible Preference Finance Shares, all on the terms and subject to the conditions and restrictions contained in this Offer Memorandum;

Offers	the Consortium Offer and the Barclays Offer together;

Offer Conditions	means the conditions to the Offer as set out in Section 6.2;

Offer Jurisdictions	means The Netherlands, the United Kingdom, the United States, France, Belgium, Germany, Switzerland, Ireland, Canada, Spain, Norway, Austria, Luxembourg, Singapore and any other jurisdictions where the Offer is capable of being lawfully made, in compliance with local laws and;

Offer Memorandum	means this offer memorandum relating to the Offer;

Offeror	means Barclays;

Official UK List	means the UK Listing Authority’s official list;

Ordinary Share Cash Consideration	means EUR 13.15 in cash for each ABN AMRO Ordinary Share;

Ordinary Share Consideration Ratio	means the Ordinary Share Cash Consideration and the Ordinary Share Exchange Ratio;

Ordinary Share Exchange Ratio	means 2.13 Barclays Ordinary Shares for each ABN AMRO Ordinary Share;

Ordinary Squeeze-Out	means a statutory squeeze-out procedure (uitkoopprocedure) in accordance with article 2:92a of the Dutch Civil Code;

Post Acceptance Period	means a period which Barclays may announce after the Offer has been declared unconditional, having a duration of not less than three U.S. Business Days, and up to 15 Euronext Trading

Days during which ABN AMRO Shareholders may continue to accept the Offer;

Preference Share Resolutions	means the special resolution, inter alia, amending the Barclays Articles of Association to create the Barclays Preference Shares to be proposed at the Barclays Extraordinary General Meeting as set out in the circular to Barclays Shareholders and the Barclays Extraordinary Class Resolution;

Primary Exchange	means the primary offer presented to the ABN AMRO Ordinary Shareholders as an option pursuant to the Offer as further set out in Sections 4.1.1 and 5.1.1;

Rate	means the rate calculated per annum at which non-cumulative preferential dividends will accrue on the Barclays Preference Shares;

Registration Statement	means the U.S. registration statement prepared by Barclays on Form F-4 or another applicable form (as it may be amended or supplemented, and including any documents incorporated by reference or included therein);

Restricted Jurisdiction	means Italy, Japan or any other jurisdiction, other than the Offer Jurisdictions, where the making of this Offer would not be in compliance with the laws of that jurisdiction;

Revised Announcement	means the announcement made by Barclays on 23 July 2007 of, inter alia, a revision to the terms on which the Merger would take place as set out in the announcement dated 23 April 2007, the Unconditional Investment, the Clawback Placing and the Share Buy-back;

Sale Contract	means an agreement relating to the sale of LaSalle by ABN AMRO, other than the LaSalle Agreement;

Schedule TO	means the U.S. tender offer statement prepared by Barclays on Schedule TO or another applicable form (as it may be amended or supplemented, and including any documents incorporated by reference or included therein);

SDRT	means UK Stamp Duty Reserve Tax;

SEC	means the U.S. Securities and Exchange Commission;

Securities Act	means the U.S. Securities Act of 1933, as amended;

Securities Giro Act	means the Dutch Securities Giro Act (Wet Giraal Effectenverkeer);

SEPA	means the Single Euro Payments Area;

Settlement Date	means the date on which, in accordance with the terms and conditions of the Offer, the Offeror shall deliver the New Barclays Ordinary Shares and cash in accordance with the Ordinary Share Consideration Ratio and any successful elections made under the Mix and Match Facility, the New Barclays ADSs and cash in accordance with the ADS Consideration Ratio and any successful elections made under the Mix and Match Facility, the DR Preference Share Consideration, or the Formerly Convertible Preference Finance Share Consideration, as the case may be, for each ABN AMRO Ordinary Share, ABN AMRO ADS, DR Preference Share and/or Formerly Convertible Preference Finance Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), being no later than the fifth Euronext Trading Day after the Unconditional Date, subject to the Offer being declared unconditional (gestanddoening);

Share Buy-back	means the proposed repurchase by Barclays of part of the issued ordinary share capital of Barclays up to the lower of 336.8 million Barclays Ordinary Shares and such number of Barclays Ordinary Shares as can be acquired for EUR 3.6 billion (GBP 2.4 billion);

Staff Shares	means the 875,000 staff shares of GBP 1.00 each in the capital of Barclays;

Structuring Action	means all reasonable steps to seek Tax Clearances;

Takeover Squeeze-Out	means the squeeze-out procedure that is expected to be implemented in Dutch law in the second half of 2007, as per the Takeover Directive (2004/25/ EC);

Tax Clearances	means clearances and confirmations from the relevant tax authorities in The Netherlands and the United Kingdom that Barclays will be considered to be resident for Tax purposes in the United Kingdom, after consummation of the Offer;

Temasek	means Temasek Holdings (Private) Limited;

Temasek Subscription Agreement	means the agreement dated 23 July 2007 between, among others, Barclays and certain subsidiaries of Temasek in respect of the subscription for the Unconditional Temasek Shares and the Conditional Temasek Shares;

Third Party	means any government or governmental, quasi governmental, supranational, statutory, regulatory, environmental, administrative, fiscal or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (excluding Barclays and ABN AMRO);

U.S. and Canadian Offer Documents	means the U.S. Prospectus and the Schedule TO;

U.S. Ordinary Shareholder(s)	means holder(s) of one or more ABN AMRO Ordinary Share(s) located in the United States;

U.S. Prospectus	means the prospectus of Barclays included in the Registration Statement (as it may be amended or supplemented, and including any documents incorporated by reference of included therein);

Unconditional CDB Shares	means the 201,388,889 new Barclays Ordinary Shares which China Development Bank has agreed to subscribe for on 14 August 2007 pursuant to the CDB Subscription Agreement;

Unconditional Date	means the date on which the Offeror shall publicly announce whether the Offer is declared unconditional (gestand wordt gedaan), being not later than the fifth Euronext Trading Day after the Closing Date, in accordance with article 9t paragraph 4 of the Bte 1995;

Unconditional Investment	means the aggregate investment of EUR 3.6 billion (GBP 2.4 billion) by China Development Bank and Temasek in consideration for the issue of the Unconditional CDB Shares and the Unconditional Temasek Shares, respectively;

Unconditional Temasek Shares	means the 135,416,667 new Barclays Ordinary Shares which Temasek has agreed to subscribe for on 14 August 2007 pursuant to the Temasek Subscription Agreement;

Underlying Convertible Preference Finance Shares	means 1,369,815,864 convertible preference finance shares for which depositary receipts have been issued by the Foundation, with a nominal value of EUR 0.56 each;

Wte 1995	means the Securities Market Supervision Act 1995 (Wet toezicht effectenverkeer 1995), as amended from time to time.

4.	SUMMARY
This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and conditions appearing elsewhere in this Offer Memorandum. It is expressly pointed out that this summary is not exhaustive and does not contain all of the information which is important to the reader. Reading this summary should in no way be considered a substitute for reading this Offer Memorandum in its entirety. ABN AMRO Shareholders are advised to review the Offer Memorandum in detail and to seek independent advice where appropriate in order to reach a reasoned judgement in respect of the contents of the Offer Memorandum and the Offer itself. Unless the context requires otherwise, capitalised terms used in this Offer Memorandum shall have the meaning set out in Section 3 (Definitions).

4.1	The Offer
The Offeror is making an Offer to acquire from ABN AMRO Shareholders all ABN AMRO Shares, on the terms and subject to the conditions and restrictions contained in this Offer Memorandum. The terms on which the Offer would take place were revised following an announcement by Barclays on 23 July 2007.

4.1.1	Consideration per Ordinary Share

ABN AMRO Shareholders tendering their ABN AMRO Ordinary Shares under the Offer will be offered 2.13 Barclays Ordinary Shares for each ABN AMRO Ordinary Share (the “Ordinary Share Exchange Ratio”) and an amount of EUR 13.15 in cash for each ABN AMRO Ordinary Share (the “Ordinary Share Cash Consideration”, and together with the Ordinary Share Exchange Ratio, the “Ordinary Share Consideration Ratio”) in each case validly tendered pursuant to the Offer (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), subject to the Offer being declared unconditional (Barclays Ordinary Shares to be offered pursuant to the Offer, the “New Barclays Ordinary Shares”). See Section 5.1.1 (Consideration per Ordinary Share).

Under the terms of the Offer, existing ABN AMRO Ordinary Shareholders (including ABN AMRO ADS Holders) will own approximately 35.1 percent of the issued ordinary share capital of the Combined Group and existing holders of Barclays Ordinary Shares (including Barclays ADS Holders) would own approximately 55.6 percent of the issued ordinary share capital of the Combined Group. This compares to a split of 48 percent and 52 percent set out in the announcement dated 23 April 2007. In addition Temasek will own approximately 2.5 percent of the issued ordinary share capital of the Combined Group and China Development Bank will own approximately 6.8 percent. These figures assume that all of the ABN AMRO Ordinary Shares (including ABN AMRO ADSs) currently in issue (on a fully diluted basis: excluding ordinary shares held as treasury shares, but including options and share awards) are tendered under the Offer and that the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares are issued and that the Share Buy-back has been completed in full.

The Offer values each ABN AMRO Ordinary Share at EUR 34.83 and values ABN AMRO at approximately EUR 65.6 billion, based on the fully diluted number of ABN AMRO Ordinary Shares (excluding ordinary shares held as treasury shares, but including options and share awards), the share price of Barclays Ordinary Shares on 2 August 2007, and using the exchange rate of GBP 1.00 = EUR 1.4839 as published by the Financial Times on 2 August 2007. Of this amount, approximately 38 percent will be payable in cash. The implied value of this consideration per ABN AMRO Ordinary Share represents a price to reported earnings multiple of 13.9 times and a price to book multiple of 2.7 times based on 2006 figures.

The Offer represents a premium for ABN AMRO Ordinary Shareholders of approximately:

•	27.6 percent to the share price of ABN AMRO Ordinary Shares on 16 March 2007, the last Business Day prior to the announcement that ABN AMRO and Barclays were in talks; and

•	43.6 percent over the average share price of ABN AMRO Ordinary Shares in the 6 months up to and including 16 March 2007.

The Ordinary Share Exchange Ratio will be adjusted to reflect certain Capital Raisings or Capital Returns made by either Barclays or ABN AMRO prior to the Settlement Date. In addition, any reduction in the price paid for LaSalle below USD 21 billion will be treated as a Capital Return by ABN AMRO, and the Ordinary Share Exchange Ratio will be adjusted accordingly. See Section 5.1 (Considerations Offered).

In circumstances where Barclays reasonably determines that one or more Offer Conditions are not or will not be fulfilled, Barclays shall be entitled to change the consideration offered in the Offer, provided that the change shall not comprise a decrease of the consideration offered in the Offer compared to the consideration offered by the Offer just prior to the time such change is made. The change shall be publicly announced by way of publication of a press release and/or a supplemental offer memorandum that contains additional information in relation to such change, which will prior to its publication be submitted to AFM in accordance with article 9v of the Bte 1995. The Acceptance Period shall expire not earlier than 10 Business Days after the publication of such press release. ABN AMRO Shares tendered under the Offer may be withdrawn at any time prior to the Closing Date.

Election of Exchange Alternatives

ABN AMRO Ordinary Shareholders are presented with two options pursuant to the Offer: (1) the primary Offer (the “Primary Exchange”); or (2) the direct exchange alternative (the “Alternative Exchange”). ABN AMRO Shareholders tendering their ABN AMRO Ordinary Shares without opting validly for the Primary Exchange or the Alternative Exchange will be deemed to have accepted the Primary Exchange. The ultimate consideration for accepting ABN AMRO Ordinary Shareholders will, in both cases, be such number of New Barclays Ordinary Shares and such amount of cash as may be determined in accordance with the Ordinary Share Consideration Ratio and any successful elections made under the Mix and Match Facility. The Primary Exchange is likely to be the preferred option for most ABN AMRO Ordinary Shareholders. This is because the New Barclays Ordinary Shares issued under the Primary Exchange will be issued into the Euroclear Nederland System via the CREST account of Euroclear Nederland and accordingly for so long as these shares remain held in the Euroclear Nederland System and certain conditions are satisfied, these shares may be sold without any charge to United Kingdom stamp duty reserve tax or (in practice) stamp duty. In contrast, the New Barclays Ordinary Shares issued under the Alternative Exchange will be issued via CREST (by crediting a CREST member’s account) or in certificated form rather than being issued into the Euroclear Nederland System via the CREST account of Euroclear Nederland, and accordingly on any subsequent sale of those shares United Kingdom stamp duty or stamp duty reserve tax is likely to be payable. However, electing for the Alternative Exchange may enable certain ABN AMRO Ordinary Shareholders to obtain a tax deferral in certain jurisdictions on the exchange of their ABN AMRO Ordinary Shares for New Barclays Ordinary Shares. ABN AMRO Ordinary Shareholders should carefully consider Section 13 (Tax Aspects of the Offer) of this Offer Memorandum.

The Primary Exchange will be effected through the use of Barclays (Netherlands), which is the company that is the intended direct holding company for ABN AMRO following completion of the Offer. Prior to the Settlement Date Barclays (indirectly) owns, and after completion of all steps of the Offer Barclays will (directly or indirectly) own, 100 percent of the shares of Barclays (Netherlands), which shares are held in the Euroclear Nederland System. The Primary Exchange will be effected by Barclays Nominees (No. 1) Limited (the “Nominee”) acting as appointed nominee for the ABN AMRO Ordinary Shareholders and the Listing and Exchange Agent, who will effect transactions through Euroclear Nederland.

The steps involved in the Primary Exchange will be effected consecutively on the Settlement Date and are as follows,

(a)	By accepting the Primary Exchange, the ABN AMRO Ordinary Shareholder

(i)	irrevocably instructs the Nominee via his bank or broker to receive on such shareholders’ behalf, such number of Barclays (Netherlands) Shares as will after the transfer contemplated in sub-paragraph (ii) hereinafter, have a market value equal to the ABN AMRO Ordinary Shares he or she undertakes to tender, and

(ii)	irrevocably instructs the Listing and Exchange Agent to transfer his or her ABN AMRO Ordinary Shares to Barclays (Netherlands) in return, and

(iii)	irrevocably instructs the Nominee to transfer, immediately after receipt by the Nominee, the Barclays (Netherlands) Shares to Barclays.

(b)	In exchange for the transfer to it of the Barclays (Netherlands) Shares, Barclays will issue New Barclays Ordinary Shares and/or pay cash (as appropriate) to the ABN AMRO Ordinary Shareholder. Further details regarding the mechanics through which part of the cash consideration payable under the Offer is provided by China Development Bank are contained in Section 6.3 (Arrangements with China Development Bank and Temasek).

Consequently, the end result of all these steps is that (a) the ABN AMRO Ordinary Shares which are tendered become held by Barclays (Netherlands), (b) the Barclays (Netherlands) Shares which are initially transferred to the Nominee are ultimately transferred to Barclays and (c) New Barclays Ordinary Shares are issued and cash is paid to the tendering ABN AMRO Ordinary Shareholders. The number of New Barclays Ordinary Shares issued and the amount of cash paid in exchange for the transfer of the Barclays (Netherlands) Shares will be determined by applying the Ordinary Share Consideration Ratio and any successful elections made under the Mix and Match Facility to the number of ABN AMRO Ordinary Shares transferred by the ABN AMRO Ordinary Shareholder to Barclays (Netherlands). The ultimate consideration for accepting ABN AMRO Ordinary Shareholders will be such number of New Barclays Ordinary Shares and such amount of cash as may be determined in accordance with the Ordinary Share Consideration Ratio and any successful elections made under the Mix and Match Facility. The New Barclays Ordinary Shares issued in the Primary Exchange will be issued into the Euroclear Nederland System via the CREST account of Euroclear Nederland. All irrevocable instructions are subject to withdrawal rights available to ABN AMRO Ordinary Shareholders up to the Closing Date in accordance with Section 5.11 (Withdrawal Rights).

The ABN AMRO Ordinary Shareholder who selects the Alternative Exchange, will tender his or her ABN AMRO Ordinary Shares via his bank or broker directly to Barclays via the Listing and Exchange Agent and in return Barclays will issue New Barclays Ordinary Shares and/or pay cash (as appropriate) to the tendering ABN AMRO Ordinary Shareholder. The New Barclays Ordinary Shares issued directly to ABN AMRO Ordinary Shareholders pursuant to the Alternative Exchange will be issued via CREST (by crediting a CREST member’s account) or in certificated form, rather than in the Euroclear Nederland System via the CREST account of Euroclear Nederland, and accordingly United Kingdom stamp duty or stamp duty reserve tax is likely to be payable on any subsequent sale of those shares. Details regarding the mechanics through which part of the cash consideration payable under the Offer is provided by China Development Bank are contained in Section 6.3 (Arrangements with China Development Bank and Temasek).

ABN AMRO Ordinary Shareholders tendering pursuant to the Primary or Alternative Exchange should carefully consider Section 13 (Tax Aspects of the Offer).

Mix and Match Facility

ABN AMRO Ordinary Shareholders may elect to change the proportions in which they receive New Barclays Ordinary Shares and cash in respect of their holdings of ABN AMRO Ordinary Shares under the Mix and Match Facility (that is, an ABN AMRO Ordinary Shareholder may request to receive a greater proportion of cash or New Barclays Ordinary Shares in respect of some or all of his or her ABN AMRO Ordinary Shares than he or she would receive under the Ordinary Share Consideration Ratio). Making an election under the Mix and Match Facility will not affect an ABN AMRO Ordinary Shareholder’s ability to choose between the Primary Exchange and the Alternative Exchange.

The total number of New Barclays Ordinary Shares, including those represented by New Barclays ADSs, to be issued and the total amount of the Cash Consideration to be paid under the Offer will not be varied as a result of the Mix and Match Facility. Accordingly, satisfaction of elections by

ABN AMRO Ordinary Shareholders under the Mix and Match Facility will depend on the extent to which other ABN AMRO Ordinary Shareholders (as well as ABN AMRO ADS Holders, who will also have the opportunity to make an election as set out in Section 4.1.2 below and will form part of the same consideration pool) make offsetting elections. If elections cannot be satisfied in full, they will be scaled down on a pro rata basis. To the extent that elections can be satisfied, ABN AMRO Ordinary Shareholders will receive New Barclays Ordinary Shares instead of cash and vice versa on the basis of a fixed rate of EUR 11.87 for each New Barclays Ordinary Share. This figure reflects the exchange price announced in the Revised Announcement of GBP 8.00 using the exchange rate of GBP 1.00 = EUR 1.4839 as published in the Financial Times on 2 August 2007. Barclays Ordinary Shares may be trading at a lower or higher price than GBP 8.00 at the Settlement Date. Electing ABN AMRO Ordinary Shareholders will receive the same amount of their elections regardless of whether they choose the Primary Exchange or Alternative Exchange.

As such, ABN AMRO Ordinary Shareholders electing to receive a greater proportion of cash will in any event receive a basic entitlement of EUR 13.15 per ABN AMRO Ordinary Share tendered under this election, and will further receive additional cash to the extent that this has been made available by other ABN AMRO Ordinary Shareholders and ABN AMRO ADS Holders. If there is not enough cash given up to give the ABN AMRO Ordinary Shareholder all his or her consideration in cash then he or she will receive the balance in New Barclays Ordinary Shares.

If an ABN AMRO Ordinary Shareholder elects to receive a greater proportion of New Barclays Ordinary Shares, he or she will in any event receive a basic entitlement of 2.13 New Barclays Ordinary Shares per ABN AMRO Ordinary Share tendered under this election, and further receive additional New Barclays Ordinary Shares to the extent that they have been made available by other ABN AMRO Ordinary Shareholders and ABN AMRO ADS Holders. If there are not enough New Barclays Ordinary Shares and New Barclays ADSs given up to give the ABN AMRO Ordinary Shareholder all his or her consideration in New Barclays Ordinary Shares then he or she will receive the balance in cash.

As a result, ABN AMRO Ordinary Shareholders who make an election under the Mix and Match Facility may not necessarily know the exact number of New Barclays Ordinary Shares or the amount of cash they will receive until settlement of the consideration under the Offer. An announcement will be made no later than the Settlement Date (or in respect of tenders during any Post Acceptance Period, no later than delivery of the consideration for such tenders) of the extent to which elections under the Mix and Match have been satisfied.

If ABN AMRO Ordinary Shareholders make no such election they will receive the default position of the Ordinary Share Consideration Ratio, namely EUR 13.15 in cash and 2.13 New Barclays Ordinary Shares in respect of each ABN AMRO Ordinary Share tendered. Further details on the Mix and Match Facility for ABN AMRO Ordinary Shareholders are set out in Section 5.1.1 (Consideration per Ordinary Share).

Fractional Shares

No fractional entitlements of New Barclays Ordinary Shares will be delivered to persons who validly tender and deliver ABN AMRO Ordinary Shares in the Offer. Admitted Institutions that tender ABN AMRO Ordinary Shares in the Offer on behalf of their clients will be rounded down for fractional entitlements to New Barclays Ordinary Shares (and will be remitted cash in lieu of fractional entitlements) by the Listing and Exchange Agent in accordance with usual practice. The Admitted Institutions may, on the basis of existing arrangements, round holdings up or down on a cash basis. Whether as part of this process an additional payment must be made or cash will be received, depends on the particular arrangement between the tendering ABN AMRO Shareholder and his or her bank or broker. The price in Euro (Primary Exchange) or Pound Sterling (Alternative Exchange) at which fractions are sold will be based on the average price at which the tendering Admitted Institutions sell the fractional entitlements of Barclays Shares on Euronext Amsterdam and/or the London Stock Exchange. Holders of ABN AMRO Ordinary Shares will receive cash in Euros (Primary Exchange) or Pound Sterling (Alternative Exchange) in lieu of their fractional entitlements from the Admitted Institution in the event of a round down and will be debited the purchase price for the fraction in the event of a round up. Fractional entitlements of New Barclays Ordinary Shares to be issued to ABN AMRO registered shareholders, who have validly tendered and delivered, will be settled by the Listing and Exchange Agent by rounding down in a similar way to that described above.

4.1.2	Consideration per ADS

Holders of ABN AMRO ADSs will not be permitted to elect exchange alternatives. Instead, ABN AMRO ADSs that have been validly tendered (or defectively tendered provided that such defect has been waived by Barclays) and not withdrawn will be exchanged for Barclays ADSs in the same way as ABN AMRO Ordinary Shares of ABN AMRO Ordinary Shareholders who accept the Primary Exchange and involving the settlement steps for the Primary Exchange described in Section 4.1.1 (Consideration per Ordinary Share).

The ultimate consideration for ABN AMRO ADS Holders tendering their ABN AMRO ADSs under the Offer will be 0.5325 Barclays ADSs for each ABN AMRO ADS (the “ADS Exchange Ratio”) and the U.S. Dollar equivalent of EUR 13.15 in cash, based on the conversion of the Euro consideration to which holders of ABN AMRO ADS are entitled, net of any applicable fees and expenses, into U.S. Dollars at the average exchange rate obtainable by the ADS Exchange Agent, calculated over the five business days prior to the date the cash consideration is received by the ADS Exchange Agent for delivery in respect of such ABN AMRO ADSs for each ABN AMRO ADS (the “ADS Cash Consideration”, and together with the ADS Exchange Ratio, the “ADS Consideration Ratio”), in each case validly tendered pursuant to the Offer (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), subject to the Offer being declared unconditional (Barclays ADSs to be offered pursuant to the Offer, the “New Barclays ADSs”), with the effect that the consideration for each ABN AMRO ADS is equivalent to the consideration offered for each ABN AMRO Ordinary Share.

Mix and Match Facility

ABN AMRO ADS Holders may elect to change the proportions in which they receive New Barclays ADSs and cash in respect of their holdings of ABN AMRO ADSs under the Mix and Match Facility (that is, ABN AMRO ADS Holders may request that to receive a greater proportion of cash or New Barclays ADSs in respect of some or all of his or her ABN AMRO ADSs than he or she would receive under the ADS Consideration Ratio).

The total number of New Barclays Ordinary Shares, including those represented by New Barclays ADSs, to be issued and the total amount of the Cash Consideration to be paid under the Offer will not be varied as a result of the Mix and Match Facility. Accordingly, satisfaction of elections by ABN AMRO ADS Holders under the Mix and Match Facility will depend on the extent to which other ABN AMRO ADS Holders (as well as ABN AMRO Ordinary Shareholders, who will also have the opportunity to make an election as set out in Section 4.1.1 above and will form part of the same consideration pool) make offsetting elections. If elections cannot be satisfied in full, they will be scaled down on a pro rata basis. To the extent that elections can be satisfied, ABN AMRO ADS Holders will receive New Barclays ADSs instead of cash and vice versa on the basis of a fixed rate of EUR 47.48 for each New Barclays ADS. This figure reflects the exchange price announced in the Revised Announcement of GBP 8.00 per New Barclays Ordinary Share and hence USD 64.94 per New Barclays ADS (each New Barclays ADS representing four New Barclays Ordinary Shares) using the exchange rate of GBP 1.00 = EUR 1.4839 as published in the Financial Times on 2 August 2007. Barclays Ordinary Shares may be trading at a lower or higher price than GBP 8.00 at the settlement date.

As such, if ABN AMRO ADS Holders electing to receive a greater proportion of cash will in any event receive the USD equivalent of EUR 13.15 in cash per ABN AMRO ADS tendered under this election[1], and further receive additional cash to the extent that this has been made available by other ABN AMRO ADS Holders and ABN AMRO Ordinary Shareholders. If there is not enough cash given up to give the ABN AMRO ADS Holder all his or her consideration in cash then he or she will receive the balance in New Barclays ADSs.

1	The cash consideration paid for each ABN AMRO ADS will be in U.S. Dollars, based on the conversion of the Euro consideration to which ABN AMRO ADS Holders are entitled, net of any applicable fees and expenses, into U.S. Dollars at the average exchange rate obtainable by the ADS Exchange Agent, for the five business days preceding the date on which the cash consideration is received by the ADS Exchange Agent for delivery in respect of such ABN AMRO ADSs.

If the ABN AMRO ADS Holder elects to receive a greater proportion of New Barclays ADSs, he or she will in any event receive a basic entitlement of 0.5325 New Barclays ADSs per ABN AMRO ADS tendered under this election, and further receive additional New Barclays ADSs to the extent that they have been made available by other ABN AMRO ADS Holders or by ABN AMRO Ordinary Shareholders making available New Barclays Ordinary Shares. If there are not enough New Barclays ADSs and New Barclays Ordinary Shares given up to give the ABN AMRO ADS Holder all his or her consideration in New Barclays ADSs then he or she will receive the balance in cash.

As a result, ABN AMRO ADS Holders who make an election under the Mix and Match Facility may not necessarily know the exact number of New Barclays ADSs or the amount of cash they will receive until settlement of the consideration under the Offer. An announcement will be made no later than the Settlement Date (or in respect of tenders during any Post Acceptance Period, no later than the delivery of the consideration for such tenders) of the extent to which elections under the Mix and Match have been satisfied.

If ABN AMRO ADS Holders make no such election they will receive the default position of the ADS Consideration Ratio, namely the USD equivalent of EUR 13.15 in cash and 0.5325 New Barclays ADS in respect of each ABN AMRO ADS tendered. Further details on the Mix and Match Facility for ABN AMRO ADS Holders are set out in Section 5.1.2 (Consideration per ADS).

4.1.3	Consideration per DR Preference Share

ABN AMRO Shareholders tendering their DR Preference Shares under the DR Preference Share offer may elect to receive either EUR 0.59 in cash for each DR Preference Share (the “DR Preference Share Cash Consideration”), or subject to the passing of the Preference Share Resolutions at the Barclays Shareholder Meetings, 0.59 of a Barclays Preference Share for each DR Preference Share (the “DR Preference Share Exchange Ratio” and together with the DR Preference Share Cash Consideration, the “DR Preference Share Consideration”) tendered and delivered, subject to the Offer being declared unconditional. The aggregate consideration payable for the DR Preference Shares will be approximately EUR 808 million assuming all of the DR Preference Shares currently in issue are tendered for cash. The DR Preference Share Exchange Ratio will be adjusted to include accrued dividends up to the Settlement Date. Since the next dividend payment on the DR Preference Shares is due when ABN AMRO pays its annual dividend on the ABN AMRO Ordinary Shares over the financial year ending 31 December 2007, no adjustment of the DR Preference Share Exchange Ratio is expected in connection with a payment of dividend. See Section 5.1.2 (Consideration per DR Preference Share).

Fractional Shares

No fractional entitlements of Barclays Preference Shares will be delivered to persons who validly tender DR Preference Shares in the Offer. Admitted Institutions that tender DR Preference Shares in the Offer on behalf of their clients will be rounded down for the total collected fractional entitlements to Barclays Preference Shares (and will be remitted cash in lieu of fractional entitlements based on the equivalent of the cash offer for the DR Preference Shares) by the Listing and Exchange Agent in accordance with usual practice. Admitted Institutions that tender DR Preference Shares in the Offer on behalf of their clients will have to round down fractional entitlements to Barclays Preference Shares (and remit cash in lieu of fractional entitlements). The price in Euro at which fractions will be settled will be based on the equivalent of the cash offer for the DR Preference Shares. Holders of DR Preference Shares will receive cash in Euros in lieu of their fractional entitlements from the Admitted Institutions.

4.1.4	Consideration per Formerly Convertible Preference Finance Share

ABN AMRO Shareholders tendering their Formerly Convertible Preference Finance Shares under the Offer will be paid in respect of each Formerly Convertible Preference Finance Share validly tendered pursuant to the Offer (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd) an amount in cash equal to EUR 27.65 (the “Formerly Convertible Preference Finance Share Consideration”) subject to the Offer being declared unconditional. The Formerly Convertible Preference Finance Share Consideration will not be adjusted for a dividend payment on the Formerly Convertible Preference Finance Shares. See Section 5.1.4 (Consideration per Formerly Convertible Preference Finance Share).

4.2	Listing
Application will be made to the UK Listing Authority for the New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares to be admitted to the Official UK List. Application will also be made to the London Stock Exchange for the New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. It is expected that the admission of the Unconditional CDB and the Unconditional Temasek Shares will become effective, and dealings for normal settlement will commence on 14 August 2007. It is expected that admission of the New Barclays Ordinary Shares will become effective, and dealings for normal settlement will commence, on the Settlement Date. It is expected that admission of the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares will become effective, and dealings for normal settlement will commence, on or shortly before the Settlement Date. It is expected that all New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares, when issued and fully paid, will be eligible to be held and transferred through the CREST system.
Barclays will also apply for a secondary listing of the Barclays Ordinary Shares on Euronext Amsterdam. It is expected that admission of the New Barclays Ordinary Shares on Euronext Amsterdam will become effective, and dealings for normal settlement will also commence, on the Settlement Date, provided that in case of unforeseen circumstances (e.g., in the event of force majeure) trading will commence as soon as those circumstances permit.
ABN AMRO and Barclays have received confirmation from the FTSE and Euronext Amsterdam that, following the Settlement Date, Barclays Ordinary Shares are expected to qualify for inclusion with a full weighting in the UK Series of the FTSE indices, including the FTSE 100 Index, and in the AEX-Index (subject to a maximum weighting of 15 percent), respectively.
Applications will also be made to list the New Barclays Ordinary Shares and New Barclays ADSs, and the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares on the NYSE and (other than the New Barclays ADSs) on the Tokyo Stock Exchange.
No application will be made to list or trade the Barclays Preference Shares on any stock exchange.
The New Barclays Shares will be created under the Companies Acts and the legislation made thereunder and will be issued in registered form. The New Barclays Ordinary Shares will be capable of being held in certificated and uncertificated form and the Barclays Preference Shares will be capable of being held in certificated form.

4.3	Reasons for the Offer and the Merger
Based on Barclays and ABN AMRO’s reasons for the Offer and the Merger described in this Offer Memorandum (see Section 6.14 (Reasons for the Offer and the Merger)), the Barclays Board is recommending the Offer because it believes that it is in the best interests of the shareholders of Barclays. The proposed merger of ABN AMRO and Barclays will create a strong and competitive combination for their respective clients with superior products and extensive distribution. ABN AMRO and Barclays believe that the Combined Group will generate significant and sustained future incremental earnings growth for shareholders.2

4.4	Arrangements with China Development Bank and Temasek

4.4.1	Introduction

On 23 July 2007 the Barclays Board announced an investment by China Development Bank and Temasek of up to EUR 13.4 billion (GBP 9 billion) in Barclays through the subscription by China Development Bank and Temasek for Barclays Ordinary Shares[3]. Of this amount China Development Bank and Temasek agreed to subscribe EUR 3.6 billion (GBP 2.4 billion) for the

2	This statement is not intended to be and should not be interpreted to mean that the future adjusted earnings per share of Barclays will necessarily match or exceed its historical published adjusted earnings per share.

3	This amount was subsequently reduced by EUR 1.7 billion (GBP 1.1 billion) to reflect the results of the Clawback Placing.

Unconditional CDB Shares and the Unconditional Temasek Shares and they will subscribe a further EUR 8.1 billion (GBP 5.4 billion), conditionally upon completion of the Merger, for the Conditional CDB Shares and the Conditional Temasek Shares. The remaining EUR 1.7 billion (GBP 1.1 billion) of the total amount which China Development Bank and Temasek committed to subscribe, will be subscribed for by placees under the Clawback Placing referred to in Section 4.5.3 (Clawback Placing).

Barclays and China Development Bank will broaden their relationship from strategic co-operation to a strategic partnership as a result of which China Development Bank will become a major shareholder and will subscribe on 14 August 2007 an initial EUR 2.2 billion (GBP 1.5 billion) for the Unconditional CDB Shares (or 3.1 per cent. of Barclays current issued share capital). Subject to regulatory approval and completion of the Merger, China Development Bank will subscribe a further EUR 6.4 billion (GBP 4.3 billion) for the Conditional CDB Shares.

Temasek will also become a major shareholder in Barclays through the subscription of EUR 1.5 billion (GBP 1.0 billion) for the Unconditional Temasek Shares (or 2.1 per cent. of Barclays current issued share capital). Temasek has further agreed to subscribe EUR 1.7 billion (GBP 1.1 billion) for the Conditional Temasek Shares conditional upon the completion of the Merger.

The Barclays Board and the management of Barclays are pleased to build on the long-standing relationship with China Development Bank making it now a strategic partner and a strategic shareholder. Barclays also welcomes Temasek as a major shareholder. The management of Barclays believes there are substantial benefits for each of Barclays, China Development Bank and Temasek as a result of these arrangements. See Section 6.3 (Arrangements with China Development Bank and Temasek).

4.4.2	Investment by China Development Bank

China Development Bank has entered into a strategic partnership with Barclays which establishes a framework for their strategic co-operation. Barclays will assist and advise China Development Bank in its evolution into a commercially operated financial institution. Both Barclays and China Development Bank will jointly exploit various international business opportunities. Both Barclays and China Development Bank have agreed to co-operate where further opportunities to develop new markets and products in the region are identified. Barclays will provide expertise and advice in fields including, risk management, corporate governance and in IT strategy and procurement.

This partnership will provide Barclays unprecedented access jointly to deliver financial services to the rapidly growing Chinese market. Through Barclays Capital and BGI, Barclays has built leading franchises across Asia. The partnership with China Development Bank will strengthen Barclays already strong Asian franchise. Particular areas of focus for Barclays include near term opportunities in Wealth and Asset Management. The Merger creates even greater opportunities both for China Development Bank and the Combined Group, particularly as ABN AMRO brings a world class trade finance and payments platform to service Chinese businesses and has an attractive retail and wholesale franchise both in China and in countries that represent important trade partners for China.

Through its investment in Barclays and strategic partnership, China Development Bank will enhance its ability to serve Chinese corporations and institutions. China Development Bank will gain access to Barclays extensive international franchise in order to facilitate international commerce for Chinese companies. The partnership will also give China Development Bank access to the leading product expertise that Barclays has developed in its universal banking model, such as in structured products, enabling China Development Bank to leverage these skills in its domestic market. China Development Bank will have opportunities to learn best practices from Barclays in terms of customer service, product development and corporate governance. This will improve China Development Bank’s understanding of global financial services. See Section 6.3 (Arrangements with China Development Bank and Temasek).

4.4.3	Investment by Temasek

The investment by Temasek in Barclays is consistent with its strategy of creating successful partnerships through long-term investments. Temasek believes that, in addition to Barclays current growth prospects, the Merger with ABN AMRO will create value enhancing growth opportunities. Temasek will be able to bring its deep rooted knowledge and expertise in the Asian market to the Barclays Board. Temasek is widely recognised as one of the world’s most successful international equity investors. Temasek also has extensive experience investing in the financial services sector and currently owns significant investments in 14 banks. See section 6.3 (Arrangements with China Development Bank and Temasek)

4.5	Financing of the Cash Consideration
Barclays will finance the EUR 24.8 billion cash consideration due under the Offer (the “Cash Consideration”) from the following sources:

4.5.1	Proceeds of the sale of LaSalle

Barclays proposes to use approximately EUR 12 billion (GBP 8.1 billion) of the capital released from the sale of LaSalle to Bank of America, previously intended to be returned to Barclays Shareholders post the Merger, to repay debt incurred by Barclays in order to fund part of the Cash Consideration.

4.5.2	Conditional Investment

EUR 8.1 billion (GBP 5.4 billion) of the Cash Consideration is to be funded by the Conditional Investment. Please see Section 6.3 (Arrangements with China Development Bank and Temasek).

4.5.3	Clawback Placing

EUR 1.7 billion (GBP 1.1 billion) of the Cash Consideration is to be funded by the subscription for the Clawback Shares by certain existing Barclays Shareholders and certain other institutional investors. Please see Section 6.3.4 for further details on the Clawback Placing.

4.5.4	Available Cash Resources

Barclays will fund approximately EUR 3 billion (GBP 2 billion) of the Cash Consideration from available cash resources.

4.6	Position of ABN AMRO Boards with respect to the Barclays Offer
Barclays announced on 23 July 2007 the proposed terms of its revised Offer. The revised Barclays Offer includes amended Offer terms and has introduced a significant cash element, together with a mix-and-match alternative. The value of the Offer, however, remains highly dependent on the share price performance of Barclays.
With respect to the Barclays Offer the ABN AMRO Boards note that the proposed Merger is consistent with ABN AMRO’s previously articulated strategic vision. In addition, the strategic cooperation with China Development Bank should further enhance the growth opportunities of a potential combined Barclays/ ABN AMRO group in the attractive Asian market and could result in creation of additional longer-term value for ABN AMRO Shareholders.
The proposed transaction with Barclays is understood to be well on track to receive the required regulatory approvals and generally has acceptable and manageable post acquisition risks.
The ABN AMRO Boards also took into account the positive opinion of the European Staff Council and the positive advice of the Central Works Council in respect of the proposed combination with Barclays, received by ABN AMRO as part of the consultation process. The ABN AMRO Boards also noted the commitments made to employees and trade unions in respect of employee’s rights and respecting of existing agreements.
The approval of the shareholders of Barclays is still outstanding and is currently expected at the earliest mid-September 2007. The outcome of that vote remains uncertain at this stage.
As at the market close on 2 August 2007, the Offer was at a 1.2% discount to the ABN AMRO market price and at an 8.8% discount to the see-through value of the Consortium Offer.
The ABN AMRO Boards are therefore, notwithstanding their support of the strategic benefits of the combination with Barclays, not currently in a position to recommend from a financial point of view the Barclays Offer for acceptance to ABN AMRO Shareholders. See Section 7 (Position ABN AMRO Boards).

4.7	Acceptance Period, Offer Conditions, Declaring the Offer Unconditional, Extension and Settlement

4.7.1	Acceptance Period

The Acceptance Period begins at 09:00 hours, Amsterdam time, on 7 August 2007 and ends, subject to extension in accordance with article 9o, paragraph 5 of the Bte 1995 and the Securities Act rules on 4 October 2007 at 15:00 hours, Amsterdam time. A bank or stockbroker may set an earlier deadline for communication by ABN AMRO Shareholders in order to permit the bank or stockbroker to communicate its acceptances to the Listing and Exchange Agent in a timely manner.

ABN AMRO Shares tendered on or prior to the Closing Date (including any ABN AMRO Shares tendered during any extension of the Acceptance Period) may be withdrawn until the Offer is declared unconditional (gestand is gedaan).

If all Offer Conditions are satisfied or, where appropriate, waived, the Offeror will accept all ABN AMRO Shares that have been validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and not previously withdrawn pursuant to the terms of the Offer in accordance with, for the ABN AMRO Shares, the procedures set forth in Section 5.3 (Acceptance by ABN AMRO Shareholders).

4.7.2	Offer Conditions

The Offer shall be subject to the fulfilment of the Offer Conditions, including but not limited to the condition that at least 80 percent of ABN AMRO’s issued ordinary share capital (geplaatst gewoon aandelenkapitaal) as at the Closing Date (excluding any ABN AMRO Ordinary Shares (including ABN AMRO ADSs) held by ABN AMRO or by any of its subsidiaries as at the Closing Date or the Postponed Closing Date, as the case may be), and for this purpose including any ABN AMRO Ordinary Shares which will be issued upon conversion of the Underlying Convertible Preference Finance Shares by the holders thereof into ABN AMRO Ordinary Shares, and including ABN AMRO Ordinary Shares (including ABN AMRO ADSs) already held by Barclays (if any), has been tendered under the Offer as set out in Section 6.2.1 (the “Minimum Acceptance Condition”), or otherwise acquired by the Offeror.

Certain of these Offer Conditions may be waived (either in whole or in part) by the Offeror by written notice to ABN AMRO, certain may be waived (either in whole or in part) by ABN AMRO by written notice to the Offeror and certain may be waived (either in whole or in part) by either the Offeror or ABN AMRO subject to agreement in writing from respectively either ABN AMRO or the Offeror. See Section 6.2 (Offer Conditions).

If the Offeror wishes to waive or reduce the Minimum Acceptance Condition, the Offeror will announce that it waives or reduces the Minimum Acceptance Condition by means as required by the Bte 1995 and applicable U.S. federal securities laws.

A waiver by the Offeror of the Offer Condition in Section 6.2.1 (Minimum Acceptance Condition) will require approval of the ABN AMRO Supervisory Board in the event the tendered ABN AMRO Shares (including ABN AMRO ADSs), together with the ABN AMRO Shares (including ABN AMRO ADSs) already held by the Offeror at the Closing Date would represent less than 50% (fifty percent) plus one of the voting rights represented by ABN AMRO’s issued and outstanding share capital and would represent less than 50% (fifty percent) plus one of the ABN AMRO Ordinary Shares (including ABN AMRO ADSs) in ABN AMRO’s issued and outstanding ordinary share capital (excluding any ABN AMRO Ordinary Shares (including ABN AMRO ADSs) held by ABN AMRO or its subsidiaries).

4.7.3	Declaring the Offer Unconditional (gestanddoening)

Unless the Offer is extended, the Offeror will determine within five Euronext Trading Days following the Closing Date, such date being the Unconditional Date, whether the Offer Conditions have been fulfilled or are to be waived by the Offeror and will announce whether (i) the Offer has been declared unconditional, (ii) there is still uncertainty as to the fulfilment of any of the Offer Conditions, or (iii) the Offer is terminated, as a result of the Offer Conditions not having been fulfilled or waived by the Offeror, all in accordance with article 9t paragraph 4 of the Bte 1995 and applicable U.S. federal securities laws. See Section 5.7 (Declaring the Offer Unconditional (gestanddoening)).

4.7.4	Extension

The Offeror may extend the Offer past 15:00 hours, Amsterdam time on 4 October 2007, in which case all references in this Offer Memorandum to the “Closing Date” shall, unless the context requires otherwise, be deemed to refer to the latest date and time to which the Offer has been so extended.

If the Offeror extends the Acceptance Period such that the obligation pursuant to article 9t of the Bte 1995 to announce whether the Offer has been declared unconditional is postponed, a public announcement to that effect shall be made not later than the third Euronext Trading Day following the date on which the Offer would otherwise have expired, in accordance with the provisions of article 9o, paragraph 5 of the Bte 1995 and the Securities Act. See Section 5.8 (Extension).

If the Offeror extends the Acceptance Period, any ABN AMRO Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of each ABN AMRO Shareholder to withdraw the ABN AMRO Shares he or she has already tendered.

4.7.5	Settlement

In the event that the Offeror announces that the Offer is declared unconditional (gestand wordt gedaan), the ABN AMRO Shareholders who have validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd) their ABN AMRO Ordinary Shares, their DR Preference Shares and/or their Formerly Convertible Preference Finance Shares to the Offeror and the ABN AMRO ADS Holders who have validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd) their ABN AMRO ADSs, will receive within five Euronext Trading Days following the Unconditional Date (the “Settlement Date”), the New Barclays Ordinary Shares and cash in accordance with the Ordinary Share Consideration Ratio and any successful elections made under the Mix and Match Facility, the New Barclays ADSs and cash in accordance with the ADS Consideration Ratio and any successful elections made under the Mix and Match Facility, the DR Preference Share Consideration, or the Formerly Convertible Preference Finance Share Consideration, as the case may be. See Section 5.9 (Settlement). Delivery of the New Barclays Ordinary Shares and cash in accordance with the Ordinary Share Consideration Ratio and any successful elections made under the Mix and Match Facility, the New Barclays ADSs and cash in accordance with the ADS Consideration Ratio and any successful elections made under the Mix and Match Facility, the DR Preference Share Consideration, or the Formerly Convertible Preference Finance Share Consideration, as the case may be, to ABN AMRO Shareholders or ABN AMRO ADS Holders who have validly tendered their ABN AMRO Shares or ABN AMRO ADSs in any post-acceptance period (na-aanmeldingstermijn) will take place subject to the terms announced for tenders of shares made in any post-acceptance period, but no later that the fifth Business Day after the results of the post-acceptance period have been publicly announced.

It is intended that the New Barclays Shares will be issued on the Settlement Date. The New Barclays Shares will be issued credited as fully paid and, except for the Barclays Preference Shares, will be of the same class as existing Barclays Shares and will be entitled to all dividends and other distributions declared or paid by Barclays by reference to a record date after the Settlement Date, but not otherwise. Barclays pays dividends semi-annually.

4.8	Offeror
Barclays PLC, a public limited liability company, duly incorporated and validly existing under the laws of England, having its registered office, at 1 Churchill Place, London, E14 5HP, United Kingdom. See Section 9 (Information on the Offeror).

4.9	Liquidity and Delisting
The purchase of ABN AMRO Ordinary Shares (including ABN AMRO ADSs), or Formerly Convertible Preference Finance Shares by the Offeror pursuant to the Offer, among other things, will reduce the number of ABN AMRO Shareholders (including ABN AMRO ADS Holders) and the number of ABN AMRO

Ordinary Shares (including ABN AMRO ADSs) or Formerly Convertible Preference Finance Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining ABN AMRO Ordinary Shares (including ABN AMRO ADSs) or Formerly Convertible Preference Finance Shares not tendered and not held by ABN AMRO.
Should the Offer be declared unconditional (gestanddoening), it is intended that ABN AMRO’s listing of ABN AMRO Ordinary Shares and Formerly Convertible Preference Finance Shares on Euronext Amsterdam, and the listing of ABN AMRO Ordinary Shares and ABN AMRO ADSs on the NYSE will be terminated as soon as reasonably possible. This would further adversely affect the liquidity of any ABN AMRO Ordinary Shares (including ABN AMRO ADSs) and Formerly Convertible Preference Finance Shares not tendered. In addition, the Offeror may initiate any of the procedures as set out in Section 4.10 (Post-Offer Restructuring), including procedures which would result in termination of the listing of the ABN AMRO Shares and ABN AMRO ADSs not being tendered. See Section 6.19.1 (Liquidity and Delisting).

4.10	Post-Offer Restructuring
Plans for ABN AMRO after the Offer
Once Barclays has completed the combination with ABN AMRO, it intends for ABN AMRO to continue its current operations, as a direct or indirect wholly owned subsidiary of Barclays. Holders of ABN AMRO Ordinary Shares or ABN AMRO ADSs who did not exchange their ABN AMRO Ordinary Shares or ABN AMRO ADSs in the Offer will hold a minority interest in ABN AMRO unless and until Barclays becomes the sole shareholder in ABN AMRO.
Consideration offered to ABN AMRO Shareholders
Following the successful completion of the Offer, Barclays and ABN AMRO currently intend to implement a post-Offer restructuring of ABN AMRO and its subsidiaries that would have the effect of Barclays acquiring ABN AMRO Ordinary Shares or ABN AMRO ADSs that remain outstanding after the Offer and, consequently, result in the business of ABN AMRO being held in wholly-owned subsidiaries of Barclays.
The post-Offer restructuring measures will generally be structured to provide the ABN AMRO Shareholders who did not exchange their ABN AMRO Shares in the Offer with the same consideration they would have received had they tendered their ABN AMRO Shares in the Offer, or a consideration which, considering all circumstances, can be deemed to be reasonably equivalent thereto. The precise consideration that ABN AMRO Shareholders will receive on implementation of the post-Offer restructuring measures may for various technical reasons (see Section 6.19.3) be lower than the consideration that they would have received had they tendered their ABN AMRO Shares in the Offer.
Barclays acquires 95% or more of the issued and outstanding share capital of ABN AMRO
If Barclays has acquired 95 percent or more of the issued and outstanding share capital of ABN AMRO at or following the Settlement Date, Barclays currently intends to initiate a compulsory acquisition procedure in accordance with article 2:92a of the Dutch Civil Code (the “Ordinary Squeeze-Out”) to acquire 100% of the issued and outstanding share capital of ABN AMRO. If and when the squeeze out procedures are included in Dutch law, implementing the EU Takeover Directive (2004/25/ EC) (the “Takeover Squeeze-Out”), Barclays also intends to initiate Take Over Squeeze-Out procedures to acquire 100% of one or more specific classes of shares of the issued and outstanding share capital of ABN AMRO. Barclays may also first initiate the Takeover Squeeze-Out and, if this leads to Barclays acquiring 95% or more of the total issued and outstanding share capital of ABN AMRO, subsequently initiate the Ordinary Squeeze-Out. In both proceedings, the price to be paid would be paid in cash only in an amount determined by the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam), which amount may be lower than the consideration that ABN AMRO Shareholders received under the Offer. The Amsterdam Court of Appeals may appoint one or three experts for advice on the fairness of the price and may set the squeeze out price at a lower price than the consideration offered in the Offer.
Barclays acquires less than 95% of the issued and outstanding ordinary share capital of ABN AMRO
If Barclays does not acquire 95% or more of the issued and outstanding ordinary share capital of ABN AMRO, two supervisory directors independent from Barclays will be appointed to the supervisory boards of ABN AMRO and ABN AMRO Bank. They will have full supervisory responsibility as well as having the special responsibility for safeguarding the interests of the minority ABN AMRO Shareholders in all transactions outside the ordinary course of business, directly or indirectly, with Barclays and/or any of its group companies, including with respect to the manner of implementation of any of the measures listed in the paragraphs below. The appointment of these independent directors is subject to the applicable regulatory approval and employee consultation.
Legal Merger
Barclays and ABN AMRO may initiate and seek the implementation of a legal merger between Barclays, or any of its affiliates, as the surviving company and ABN AMRO as the disappearing company in which case ABN AMRO would cease to exist and the ABN AMRO Shares which are not held by the surviving company at the time of the legal merger would be exchanged into shares, of a class to be determined, of the surviving company (subject to any cash or other alternative that would be available under applicable law and the terms of the merger proposal).
Sale and/or transfer of ABN AMRO
At any time after the Settlement Date, Barclays and ABN AMRO may take steps to implement a sale and/or transfer of ABN AMRO and/or ABN AMRO Bank (and/or other assets and liabilities of ABN AMRO and/or ABN AMRO Bank) to Barclays or any of its affiliates against a consideration which may consist of cash, cash equivalents or securities or other financial instruments (i) whose equity and dividend entitlements are limited and/or (ii) whose value depends on the value of the business of the Combined Group or any part thereof, or shares in the capital of Barclays or any affiliate thereof.
Other possible measures
Barclays and ABN AMRO may — as an alternative to or in combination with the steps described in Section 6.19.3 — initiate and implement a number of other post-Offer restructuring steps, including but not limited to the creation of separate classes of shares through an amendment of the ABN AMRO’s articles of association, the distribution of dividends or repayment of capital on ABN AMRO shares, or the sale and transfer of ABN AMRO or certain parts thereof.
Barclays reserves the right to use any other method permitted by applicable law to obtain the entire issued and outstanding capital of ABN AMRO, as well as to align the company structure of ABN AMRO with the Combined Group’s new holding and financing structure that will exist after the Settlement Date.
Further, Barclays and ABN AMRO reserve the right to pursue alterations to the corporate, governance and capital structure of ABN AMRO, including internal reorganizations, changes to the accounting policies applied by ABN AMRO and/or one of the above described methods, all to be effected in accordance with Dutch or other applicable law.
It is possible that Barclays may not be able to implement the post-Offer restructuring promptly after the Settlement Date, that such restructuring is delayed or that such restructuring cannot take place at all. This will depend on, amongst other things, the percentage of ABN AMRO Ordinary Shares or ABN AMRO Ordinary Shares underlying ABN AMRO ADSs tendered under the Offer and the means available in a particular jurisdiction to achieve the objective of enabling Barclays (and/or its wholly owned subsidiaries) to acquire all of the outstanding ABN AMRO Ordinary Shares and ABN AMRO Ordinary Shares underlying ABN AMRO ADSs, taking into account options available under the applicable provisions of Dutch or other applicable law and corporate governance rules. In addition, the post-Offer restructuring could be the subject of litigation, and a court could delay the post-Offer restructuring or prohibit it from occurring on the terms described in this Offer Memorandum, or from occurring at all. Accordingly, ABN AMRO Shareholders who do not tender their ABN AMRO Shares in the Offer may not receive the standard offer consideration for such ABN AMRO Shares on or promptly after the Settlement Date, or at all and the liquidity and value of any ABN AMRO Shares that remain outstanding could be negatively affected. If the Offer is successful, but some ABN AMRO Shares remain outstanding, the liquidity and market value of these ABN AMRO Shares held by the public could be adversely affected by the fact that they will be held by a small number of holders. Barclays may not be able to complete the post-Offer restructuring of ABN AMRO and its affiliates promptly after the Closing Date, such restructuring may be delayed or may not take place at all for the reasons described above. In addition, even if Barclays is able to effect the post-Offer restructuring, the consideration that ABN AMRO Shareholders receive in the post-Offer restructuring may be substantially lower and/or different in form than the consideration that they would have received had they tendered their ABN AMRO Shares in the Offer (and they may also be subject to additional taxes). Assuming Barclays is able to implement post-closing restructuring measures of the type described above, Barclays believes that it is unlikely that it would choose not to do so. However, in the event that the costs of implementing such measures would outweigh the expected benefits of doing so, required regulatory approvals cannot be obtained or would be too burdensome to obtain, or changes in the business climate or economic environment would make the implementation of such measures inadvisable, Barclays may decide not to implement such measures. If Barclays decides not to implement any post-closing restructuring measures, the holders of ABN AMRO Ordinary Shares or ABN AMRO ADSs who did not exchange their ABN AMRO Ordinary Shares or ABN AMRO ADSs in the Offer, will continue to hold a minority interest in ABN AMRO. In addition to the above, it is currently intended that the ABN AMRO Ordinary Shares and ABN AMRO ADSs will be delisted from the stock exchanges on which they currently trade in the event that the Offer is completed. See Section 6.21 (Risk Factors).
Post-Offer restructuring measures may have adverse tax consequences for shareholders or certain groups of shareholders, for example, distributions made by ABN AMRO, whether as a dividend or a repayment of capital, in cash or in kind, and whether or not in the context of its liquidation, might give rise to a liability to Dutch dividend withholding tax. Application of the Dutch dividend withholding tax could cause the net value of the consideration received by holders of ABN AMRO Ordinary Shares or ABN AMRO ADSs in any post-Offer reorganization to be substantially less than the net value of the consideration such holders would have received had they tendered their ABN AMRO Ordinary Shares or ABN AMRO ADSs in the Offer.

4.11	Governance/Regulatory
The Combined Group will have a UK corporate governance structure with a unitary board of directors (the “Combined Group Board”). The Combined Group Board will initially consist of 19 persons, including ten members nominated by Barclays and nine members nominated by ABN AMRO prior to the combination. In addition, China Development Bank has the right to nominate a Barclays non-executive director and subject to the Merger being completed, Temasek will also have the right to nominate a Barclays non-executive director. In the event that the number of directors of the Barclays Board is reduced in the two years following the consummation of the Offer, the pro rata representation of directors nominated by ABN AMRO and of directors nominated by Barclays shall remain the same. Arthur Martinez is expected to be the Chairman, John Varley is expected to be the CEO and Bob Diamond is expected to be the President. Marcus Agius is expected to become Deputy Chairman of the Combined Group and is expected to remain Chairman of Barclays Bank PLC. It is expected that he will succeed Arthur Martinez as Chairman of the Combined Group when Arthur Martinez retires. In addition to the Chairman and Deputy Chairman, there will be 12 non-executive directors, with 5 initially nominated by Barclays and 7 initially nominated by ABN AMRO. In addition, China Development Bank has the right to nominate a Barclays non-executive Director and, subject to the Merger being completed, Temasek also will have the right to nominate a Barclays non-executive Director. It is expected that Gary Hoffman, Dr Daniël Cronjé, Professor Dame Sandra Dawson, Sir Andrew Likierman, Stephen Russell and Sir John Sunderland will retire from the Barclays Board with effect from the Effective Date. Rijkman Groenink, the current Chairman of the ABN AMRO Managing Board, is expected to be one of the non-executive directors nominated by ABN AMRO. In addition to the CEO and President, the Combined Group Board is expected to include Frits Seegers, Huibert Boumeester and Chris Lucas as executive directors. Following the Effective Date, Rijkman Groenink is expected to cease to be Chairman of the ABN AMRO Managing Board and Gary Hoffman is expected to cease to be the Group Vice-Chairman of Barclays. Huibert Boumeester, Chief Financial Officer of ABN AMRO, is expected to cease to hold such office following the Effective Date.
The FSA and DNB have agreed that the FSA will be lead supervisor of the combined group and that DNB and FSA will be the consolidated supervisors of the ABN AMRO and Barclays Groups respectively.

4.12	Dividend Policy
Assuming the Effective Date occurs on or before the record date for the Barclays final dividend for 2007, which is expected to be early in March 2008, the first dividend payable to holders of New Barclays Ordinary Shares is expected to be the Barclays final dividend for 2007 which is expected to be paid in late April 2008.
Following the Effective Date, it is intended that the Combined Group will maintain Barclays and ABN AMRO’s progressive dividend policy and that dividends per share will grow approximately in line with earnings per share over the longer term. With the benefit of the estimated synergies of the Merger,

Barclays annual dividend will be approximately twice covered by adjusted earnings.4 Management of each of ABN AMRO and Barclays believe that this policy will maintain an appropriate balance between income distribution to shareholders and earnings retention to fund growth. It is also expected that the Combined Group will continue Barclays current practice of weighting the annual dividends towards the final dividend to maintain flexibility. It is not expected that the dividends per share in 2008 will be materially different to the dividend Barclays would have expected to distribute to shareholders had the Merger not occurred.
Dividend Election Mechanism
Following implementation of the Merger, the Combined Group will present financial statements in Euro and will declare dividends in Euro. Barclays Shareholders will be able to elect to receive dividends paid in Euro or Pound Sterling (converted at the then prevailing market rate). Unless they validly elect otherwise, accepting ABN AMRO Shareholders who receive New Barclays Ordinary Shares pursuant to the Primary Exchange will receive dividends paid in Euro. Accepting ABN AMRO Shareholders who receive New Barclays Ordinary Shares pursuant to the Alternative Exchange will receive dividends paid in Pound Sterling (converted at the then prevailing market rate) unless they validly elect to receive dividends paid in Euro. Existing Barclays Shareholders will continue to receive dividends paid in Pound Sterling (converted at the then prevailing market rate) unless they validly elect to receive dividends paid in Euro. The Holders of New Barclays ADSs will receive dividend payments in U.S. Dollars and will not be able to elect to receive dividends in any other currencies.

4.13	ABN AMRO Shareholders’ Meeting and Barclays Shareholder Meetings
At 10:30 hours, Amsterdam time, on 20 September 2007, the ABN AMRO Shareholders’ Meeting will be convened at De Doelen in Rotterdam. During this meeting the Offer and the Consortium Offer, the background to both Offers and the alternatives considered by the ABN AMRO Management Board and Supervisory Board will be explained and discussed in compliance with the provisions of article 9q of the Bte 1995. The information necessary for the ABN AMRO Shareholders to adequately assess the Offer as meant in article 9q of the Bte 1995, is included in this Offer Memorandum. The Offer is not required to be and will not be submitted to an ABN AMRO shareholder vote. Notice of the ABN AMRO Shareholders’ Meeting will be given in accordance with the ABN AMRO Articles of Association.
The Merger constitutes a ’Class 1’ transaction (as defined in the listing rules of the UK Listing Authority) for Barclays. Accordingly, Barclays is seeking the approval of its shareholders for the Merger at the Barclays Extraordinary General Meeting. Barclays has today posted to Barclays Shareholders a circular summarising the background to and strategic rationale for the Merger, which includes notices convening the Barclays Shareholder Meetings. The resolutions to be put to the Barclays Extraordinary General Meeting will include approval of the Merger, the issue of the New Barclays Shares and related matters. The Barclays Ordinary Shareholder Class Meeting is required in order to sanction the passing and implementation of the special resolution creating the Barclays Preference Shares proposed at the Barclays Extraordinary General Meeting and to consent to each and every variation, modification or abrogation of the rights or privileges attaching to the Barclays Ordinary Shares resulting from the creation of the Barclays Preference Shares.
The Merger is conditional on, amongst other things, certain resolutions being passed by Barclays Shareholders at the Barclays Extraordinary General Meeting. The Barclays Extraordinary General Meeting and the Barclays Ordinary Shareholder Class Meeting are scheduled for 14 September 2007 at 11:00 a.m. and 11:15 a.m., Amsterdam time, respectively (10:00 a.m and 10:15 a.m., London time, respectively).

4.14	Announcements
Announcements in relation to the Offer will be issued by press release or advertisement and will, to the extent required under applicable rules and regulations, be published in the Daily Official List and in at least two daily newspapers with national circulation in The Netherlands (Het Financieele Dagblad and the NRC Handelsblad). Subject to any applicable requirements of Dutch public offer regulations and U.S. federal securities laws and regulations and without limiting the manner in which the Offeror may choose

4	Adjusted earnings is the profit attributable to ordinary shareholders to exclude the amortisation of identifiable intangible assets, fair value adjustments and integration costs relating to the Merger.

to make any public announcement, the Offeror will have no obligation to communicate any public announcement in relation to the Offer other than as described above.

4.15	Commission
Admitted Institutions shall receive from the Listing and Exchange Agent on behalf of the Offeror a commission in the amount of EUR 0.0094 per ABN AMRO Ordinary Share validly tendered by them (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), up to a maximum of EUR 10,000 per ABN AMRO Shareholder tender as well as an additional compensation of EUR 2.50 per deposit client for rounding off of fractions of Barclays Shares. In respect of each Formerly Convertible Preference Finance Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered, Admitted Institutions shall receive from the Listing and Exchange Agent on behalf of the Offeror a commission in the amount of EUR 0.1383 per Formerly Convertible Preference Finance Share. In respect of each DR Preference Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered, Admitted Institutions shall receive from the Listing and Exchange Agent on behalf of the Offeror a commission in the amount of EUR 0.0164 per DR Preference Share with a maximum of EUR 10,000 as well as an additional compensation of EUR 2.50 per deposit client for rounding off of fractions of Barclays Preference Shares. The commission must be claimed from the Offeror through Listing & Exchange Agent within 30 days of the Unconditional Date. No costs will be charged to the ABN AMRO Shareholders by the Offeror or ABN AMRO for the delivery and payment of the ABN AMRO Shares in case an Admitted Institution is involved. Costs might be charged in case a foreign institution is involved in the delivery and payment of the ABN AMRO Shares.
Holders of ABN AMRO ADSs will not have to pay any fees or incur any expenses in connection with the issuance of Barclays ADSs in the manner described in this Offer Memorandum (except any fees that may be charged by a holder’s bank, broker or other nominee, which will be determined, and communicated to the holder, directly by such holder’s bank, broker or other nominee).

4.16	Restrictions
The Offer is being made in the Offer Jurisdictions with due observance of such statements, conditions and restrictions as are included in the Offer Memorandum. The Offeror reserves the right to accept any tender under the Offer, which is made by or on behalf of an ABN AMRO Shareholder, even if it has not been effectuated in such manner as set out above. See Section 1.1 (Restrictions).

4.17	Identification numbers New Barclays Ordinary Shares
New Barclays Ordinary Shares
ISIN: GB 0031348658
Common Code: 014678069
Amsterdam Security Code Number: 600712

4.18	Employee Consultation
Consultations have taken place with the trade unions involved and the secretariat of the Social Economic Council (Sociaal Economische Raad) has been informed of the Offer in accordance with the SER Merger Code 2000 (SER besluit Fusiegedragsregels 2000).
ABN AMRO and Barclays confirm that all requisite employee consultations and information procedures with employee representative bodies of ABN AMRO and Barclays have been completed and have resulted in a positive opinion of the European Staff Council and a positive advice from the Central Works Council in respect of the proposed combination with Barclays. The ABN AMRO Boards also noted the commitments made to employees and trade unions in respect of employees rights and respecting of existing agreements.
ABN AMRO and Barclays have identified the possibility of rationalising the number of staff of the Combined Group through a combination of natural attrition, offshoring and outsourcing as well as redundancies. The rationalisation of headcount is expected to be implemented over 3 years following completion of the Offer.

ABN AMRO and Barclays have, in their meetings with employee representative groups, including trade unions and works councils, committed to avoiding compulsory redundancies wherever possible and maintaining current redundancy terms for all existing Barclays and ABN AMRO employees worldwide for a period of two years from the Closing Date.
The reduction in staff is a necessary part of the envisaged synergies from the combination of the two banks. Part of the expected staff reduction will be through establishing shared services and offshoring those positions to low cost locations, such as India where new staff will be recruited at ABN AMRO’s existing ACES operations.
It is expected that the combination of Barclays and ABN AMRO will result in a net reduction in staff of approximately 12,800. In addition, it is expected that approximately 10,800 full-time equivalent positions will be offshored to low-cost locations. This will impact a gross total of approximately 23,600 full-time equivalent positions of the combined work force of approximately 221,700. (Barclays has c.127,700 employees, ABN AMRO c.94,000 excluding LaSalle).
ABN AMRO and Barclays are aware of the fact that these measures can have difficult consequences for a number of staff. When it comes to matters affecting the staff of ABN AMRO and Barclays, both ABN AMRO and Barclays have a good reputation and are committed to that reputation. ABN AMRO and Barclays will inform and consult with the appropriate employee representative bodies in the relevant countries and will seek all necessary regulatory consents before taking decisions in relation to these anticipated effects of the Merger. ABN AMRO and Barclays will honour all agreements with their respective unions.

4.19	Indicative Timetable
(All times are Amsterdam time, New York time is six hours earlier and London time is one hour earlier)

Expected Date and Time	Event
09:00 hours, 6 August 2007	Publication of advertisement announcing the availability of the Offer Memorandum and the commencement of the Offer, in accordance with article 9o paragraph 2 of the Bte 1995

09:00 hours, 7 August 2007	Commencement of the Acceptance Period

11:00 hours, 14 September 2007	Barclays Extraordinary General Meeting to consider and, if pronounced fit by the Barclays Shareholders, to approve the Merger and certain other matters

11:15 hours, 14 September 2007	Barclays Ordinary Shareholder Class Meeting to consider and, if pronounced fit by the Barclays Shareholders, approve the Barclays Extraordinary Class Resolution

10:30 hours, 20 September 2007	ABN AMRO Shareholders’ Meeting, at which meeting the Offer, the Consortium Offer, the background to both Offers and the alternatives considered by the ABN AMRO Managing Board and the ABN AMRO Supervisory Board will be explained and discussed

15:00 hours, 4 October 2007, subject to extension	Closing Date Deadline for ABN AMRO Shareholders wishing to tender ABN AMRO Shares

Not later than five Euronext Trading Days after the Closing Date	Unconditional Date

Date on which the Offeror shall publicly announce whether the Offer is declared unconditional (gestand wordt gedaan), being not later than the fifth Euronext Trading Day after the Closing Date, in accordance with article 9t paragraph 4 of the Bte 1995

Not later than five Euronext Trading Days after the Unconditional Date	Settlement Date

Date on which, in accordance with the terms and conditions of the Offer, the Offeror shall deliver the New Barclays Ordinary Shares and cash in accordance with the Ordinary Share Consideration Ratio and any successful elections made under the Mix and Match Facility, the New Barclays ADSs and cash in accordance with the ADS Consideration Ratio and any successful elections made under the Mix and Match Facility, the DR Preference Share Consideration, or the Formerly Convertible Preference Finance Share Consideration, as the case may be, for each ABN AMRO Ordinary Share, ABN AMRO ADS, DR Preference Share and/or Formerly Convertible Preference Finance Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), being no later than the fifth Euronext Trading Day after the Unconditional Date, subject to the Offer being declared unconditional (gestanddoening). The date for settlement of the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares is expected to be shortly before or on the Settlement Date[5];

5 Settlement of the Unconditional CDB Shares and the Unconditional Temasek Shares and admission and commencement of dealings on the London Stock Exchange is expected to take place on 14 August 2007.

Expected Date and Time	Event
On the Settlement Date	Admission Date

Expected date of admission of Barclays Ordinary Shares on Euronext Amsterdam, the LSE and the Tokyo Stock Exchange and listing of New Barclays Ordinary Shares and New Barclays ADSs on the NYSE

5.	INVITATION TO THE ABN AMRO SHAREHOLDERS
The Offeror makes a public offer for all the ABN AMRO Ordinary Shares, ABN AMRO ADSs and DR Preference Shares and a public cash offer for all the Formerly Convertible Preference Finance Shares. ABN AMRO Shareholders located outside the United States, Canada and any Restricted Jurisdiction (including Italy and Japan) are advised to review this Offer Memorandum (including all documents incorporated by reference herein) and in particular Section 1 (Restrictions and Important Information) thoroughly and completely and to seek independent advice where appropriate in order to reach a balanced judgement with respect to the Offer and this Offer Memorandum. With due reference to all statements, terms, conditions and restrictions included in this Offer Memorandum, ABN AMRO Shareholders are hereby invited to tender their ABN AMRO Shares under the Offer in the manner and subject to the terms, conditions and restrictions set out below.
This Offer Memorandum may not be used to make the Offer into Italy, Japan or any other Restricted Jurisdiction, to the U.S. Ordinary Shareholders or the Canadian Ordinary Shareholders or to ABN AMRO ADS Holders located in an Offer Jurisdiction.
Information for U.S. Ordinary Shareholders and Canadian Ordinary Shareholders and for ABN AMRO ADS Holders located in an Offer Jurisdiction is contained in, and the Offer to U.S. Ordinary Shareholders and Canadian Ordinary Shareholders and to ABN AMRO ADS Holders located in an Offer Jurisdiction is being made by means of, the U.S. and Canadian Offer Documents. Barclays has filed the U.S. and Canadian Offer Documents with the U.S. Securities and Exchange Commission (the “SEC”) and has sent them to all U.S. Ordinary Shareholders and Canadian Ordinary Shareholders and ABN AMRO ADS Holders in an Offer Jurisdiction. The U.S. and Canadian Offer Documents are also available on the SEC’s website at www.sec.gov and on Barclays website at www.barclays.com.

5.1	Considerations Offered

5.1.1	Consideration per Ordinary Share

For each ABN AMRO Ordinary Share tendered under the terms and conditions of the Offer, the Offeror offers a tendering Shareholder 2.13 Barclays Ordinary Shares and EUR 13.15 in cash in the manner set out in this Offer Memorandum.

Adjustment of the Ordinary Share Exchange Ratio

The Ordinary Share Exchange Ratio was determined on the basis of the numbers of ABN AMRO Ordinary Shares in issue on 16 July 2007 (excluding treasury shares but including all share options and awards) and Barclays share price on 20 July 2007, being the last trading day prior to 23 July 2007, the date on which the revised terms of the Offer were announced. Depending on their terms, Capital Raisings or Capital Returns by either or both of ABN AMRO and Barclays may be accretive or dilutive to the value of the ABN AMRO Ordinary Shares and/or the Barclays Ordinary Shares. For this reason, the terms of the Offer provide for the adjustment of the Ordinary Share Exchange Ratio in the event that there are Capital Raisings or Capital Returns by either or both of ABN AMRO and Barclays between 23 July 2007 and the Settlement Date.

The adjustment seeks to address the possible impact on the ABN AMRO share price of certain Capital Raisings or Capital Returns by ABN AMRO, and the possible impact on the Barclays share price of certain Capital Raisings or Capital Returns by Barclays, such that the terms of the Offer at the Settlement Date continue to reflect both ABN AMRO’s and Barclays understanding of the fundamental value of the Offer.

The Ordinary Share Exchange Ratio shall be adjusted in accordance with the following formula (calculated to two decimal places):-

Adjusted Ordinary Share Exchange Ratio is equal to:

((A × B × C) — D + E — ((F-C) × K))		((B × G) + H - I)
÷

F		J

Where:

A is the Ordinary Share Exchange Ratio of 2.13 Barclays Ordinary Shares for each ABN AMRO Ordinary Share;

B is the Barclays share price of 713.5 pence per Barclays Ordinary Share on 20 July 2007 being the last business day prior to 23 July 2007, the date on which the revised terms of the Offer were announced;

C is the number of ABN AMRO Ordinary Shares in issue on a fully diluted basis of 1,889,108,963 on 16 July 2007;

D is the aggregate value of Capital Return(s) by ABN AMRO between 16 July 2007 and the Settlement Date (in GBP);

E is the aggregate value of Capital Raising(s) by ABN AMRO between 16 July 2007 and the Settlement Date (in GBP);

F is the number of ABN AMRO Ordinary Shares in issue on a fully diluted basis (excluding ordinary shares held as treasury shares, but including options and share awards) on the Settlement Date, plus all ABN AMRO Ordinary Shares repurchased from 16 July 2007 to the Settlement Date;

G is the number of Barclays ordinary shares in issue (excluding ordinary shares held as treasury shares, but including options and share awards) of 6,643,816,834 on a fully diluted basis on 16 July 2007;

H is the aggregate value of Capital Raising(s) by Barclays between 16 July 2007 and the Settlement Date (in GBP);

I is the aggregate value of Capital Return(s) by Barclays between 16 July 2007 and the Settlement Date (in GBP);

J is the number of Barclays Ordinary Shares in issue on a fully diluted basis (excluding ordinary shares held as treasury shares, but including options and share awards) on the Settlement Date, plus all Barclays Ordinary Shares repurchased from 16 July 2007 to the Settlement Date; and

K is the Ordinary Share Cash Consideration.

In the event that the Ordinary Share Exchange Ratio is adjusted in accordance with the formula above, the ADS exchange ratio will be adjusted by the same proportion.

In any calculation of the adjusted Ordinary Share Exchange Ratio, the GBP/ EUR exchange rate shall be the relevant reference rate as published by the European Central Bank (and quoted on its website) prevailing on the date of the Capital Return or the Capital Raising.

Both ABN AMRO and Barclays are permitted to repurchase shares at a price not exceeding the market price of the shares at the time of repurchase or, in the case of ABN AMRO, the Daily Reference Price. Any such repurchase shall not result in an adjustment of the Ordinary Share Exchange Ratio.

In addition, neither the proposed dividends to be declared (paid) by Barclays and ABN AMRO relating to the financial year ended 31 December 2006, any interim dividends in respect of the financial year commenced 1 January 2007 (provided any such interim dividend is consistent with the dividend policy and does not exceed reasonable market expectations as at 20 July 2007) and the exercise of employee share options which existed as at announcement date fall within the definition of “Capital Return” or “Capital Raising” and shall not result in an adjustment of the Ordinary Share Exchange Ratio.

Where ABN AMRO receives cash consideration for the sale of LaSalle (the “LaSalle Proceeds”) which is less than USD 21 billion (the “LaSalle Amount”), an amount equal to the shortfall shall be deemed to have been a distribution by ABN AMRO and therefore amounts to a Capital Return by ABN AMRO for the purposes of this Section 5.1.1. However, where the La Salle Proceeds are in excess of the La Salle Amount, this shall not amount to a Capital Raising for the purposes of this Section 5.1.1 and, consequently, there shall be no adjustment to the Ordinary Share Adjustment Ratio as a result of the excess proceeds.

Any adjustment to the Ordinary Share Exchange Ratio as contemplated above will be communicated to ABN AMRO Shareholders and Barclays Shareholders by means of a public announcement, as is appropriate.[6]

In circumstances where Barclays reasonably determines that one or more Offer Conditions are not or will not be fulfilled, Barclays shall be entitled to change the consideration offered in the Offer, provided that the change shall not comprise a decrease of the consideration offered in the Offer compared to the consideration offered by the Offer just prior to the time such change is made. The change shall be publicly announced by way of publication of a press release and/or a supplemental offer memorandum that contains additional information in relation to such change, which will prior to its publication be submitted to AFM in accordance with article 9v of the Bte 1995. The Acceptance Period shall expire not earlier than 10 Business Days after the publication of such press release. ABN AMRO Shares tendered under the Offer may be withdrawn at any time prior to the Closing Date.

Election of Exchange Alternatives

ABN AMRO Ordinary Shareholders are presented with two options pursuant to the Offer: (1) the primary Offer (the “Primary Exchange”); or (2) the direct exchange alternative (the “Alternative Exchange”). ABN AMRO Shareholders tendering their ABN AMRO Ordinary Shares without opting validly for the Primary Exchange or the Alternative Exchange will be deemed to have accepted the Primary Exchange. The ultimate consideration for accepting ABN AMRO Ordinary Shareholders will, in both cases, be such number of New Barclays Ordinary Shares and such amount of cash as may be determined in accordance with the Ordinary Share Consideration Ratio and any successful elections made under the Mix and Match Facility. The Primary Exchange is likely to be the preferred option for most ABN AMRO Ordinary Shareholders. This is because the New Barclays Ordinary Shares issued under the Primary Exchange will be issued into the Euroclear Nederland System via the CREST account of Euroclear Nederland and accordingly for so long as these shares remain held in the Euroclear Nederland System and certain conditions are satisfied, these shares may be sold without any charge to SDRT or (in practice) United Kingdom stamp duty. In contrast, the New Barclays Ordinary Shares issued under the Alternative Exchange will be issued via CREST (by crediting a CREST member’s account) or in certificated form, rather than being issued into the Euroclear Nederland System via the CREST account of Euroclear Nederland, and accordingly on any subsequent sale of those shares United Kingdom stamp duty or SDRT is likely to be payable. However, electing for the Alternative Exchange may enable certain ABN AMRO Ordinary Shareholders to obtain a tax deferral in certain jurisdictions on the exchange of their ABN AMRO Ordinary Shares for New Barclays Ordinary Shares. ABN AMRO Ordinary Shareholders should carefully consider Section 13 (Tax Aspects of the Offer).

The Primary Exchange will be effected through the use of Barclays (Netherlands), which is the company that is the intended direct holding company for ABN AMRO following completion of the Offer. Prior to the Settlement Date Barclays (indirectly) owns, and after completion of all steps of the Offer Barclays will (directly or indirectly) own, 100 percent of the shares of Barclays (Netherlands), which shares are held in the Euroclear Nederland System. The Primary Exchange will be effected by the Nominee acting as appointed nominee for the ABN AMRO Ordinary Shareholders and the Listing and Exchange Agent, who will effect transactions through Euroclear Nederland.

The steps involved in the Primary Exchange will be effected consecutively on the Settlement Date and are as follows,

(a)	By accepting the Primary Exchange, the ABN AMRO Ordinary Shareholder

(i)	irrevocably instructs the Nominee via his bank or broker to receive on such shareholders’ behalf, such number of Barclays (Netherlands) Shares as will after the transfer contemplated in sub-paragraph (ii) hereinafter, have a market value equal to the ABN AMRO Ordinary Shares he or she undertakes to tender, and

6	The Conditional Investment, the Unconditional Investment, the subscription for the Clawback Shares and the Share Buy-back will not result in an adjustment to the Exchange Ratio.

(ii)	irrevocably instructs the Listing and Exchange Agent to transfer his or her ABN AMRO Ordinary Shares to Barclays (Netherlands) in return, and

(iii)	irrevocably instructs the Nominee to transfer, immediately after receipt by the Nominee, the Barclays (Netherlands) Shares to Barclays.

(b)	In exchange for the transfer to it of the Barclays (Netherlands) Shares, Barclays will issue New Barclays Ordinary Shares and/or pay cash (as appropriate) to the ABN AMRO Ordinary Shareholders. Further details regarding the mechanics through which part of the cash consideration payable under the Offer is provided by China Development Bank are contained in Section 6.3 (Arrangements with China Development Bank and Temasek).

Consequently, the end result of all these steps is that (a) the ABN AMRO Ordinary Shares which are tendered become held by Barclays (Netherlands), (b) the Barclays (Netherlands) Shares which are initially transferred to the Nominee are ultimately transferred to Barclays and (c) New Barclays Ordinary Shares are issued and cash is paid to the tendering ABN AMRO Ordinary Shareholders. The number of New Barclays Ordinary Shares issued and the amount of cash paid in exchange for the transfer of the Barclays (Netherlands) Shares will be determined by applying the Ordinary Share Consideration Ratio and any successful elections made under the Mix and Match Facility to the number of ABN AMRO Ordinary Shares transferred by the ABN AMRO Ordinary Shareholder to Barclays (Netherlands). The ultimate consideration for accepting ABN AMRO Ordinary Shareholders will be such number of New Barclays Ordinary Shares and such amount of cash as may be determined in accordance with the Ordinary Share Consideration Ratio and any successful elections made under the Mix and Match Facility. The New Barclays Ordinary Shares issued in the Primary Exchange will be issued into the Euroclear Nederland System via the CREST account of Euroclear Nederland. All irrevocable instructions are subject to withdrawal rights available to ABN AMRO Ordinary Shareholders up to the Closing Date in accordance with Section 5.11 (Withdrawal Rights).

The ABN AMRO Ordinary Shareholder who selects the Alternative Exchange, will tender his or her ABN AMRO Ordinary Shares via his bank or broker directly to Barclays via the Listing and Exchange Agent and in return Barclays will issue New Barclays Ordinary Shares and/or pay cash (as appropriate) to the tendering ABN AMRO Ordinary Shareholder. The New Barclays Ordinary Shares issued directly to ABN AMRO Ordinary Shareholders pursuant to the Alternative Exchange will be issued via CREST (by crediting a CREST member’s account) or in certificated form, rather than in the Euroclear Nederland System via the CREST account of Euroclear Nederland, and accordingly United Kingdom stamp duty or stamp duty reserve tax is likely to be payable on any subsequent sale of those shares. Details regarding the mechanics through which part of the cash consideration payable under the Offer is provided by China Development Bank are contained in Section 6.3 (Arrangements with China Development Bank and Temasek).

Mix and Match Facility

(A) Elections under the Mix and Match Facility for more cash or more New Barclays Ordinary Shares will only be accepted in respect of whole numbers of ABN AMRO Ordinary Shares.

(B) The available cash and New Barclays Ordinary Shares will be allocated in accordance with paragraphs (C), (D) and (E) below among ABN AMRO Ordinary Shareholders who have made a valid election under the Mix and Match Facility. ABN AMRO ADS Holders will also have the opportunity to make an election under the Mix and Match Facility, as set out in Section 5.1.2 below, and will form part of the same consideration pool.

(C) Valid elections for New Barclays Ordinary Shares made by ABN AMRO Ordinary Shareholders in excess of their basic entitlements to New Barclays Ordinary Shares will be satisfied in full where sufficient New Barclays Ordinary Shares are available as a result of other accepting ABN AMRO Ordinary Shareholders (and ABN AMRO ADS Holders) validly making elections for cash in excess of their basic entitlements thereto, thereby releasing New Barclays Ordinary Shares to which they would otherwise be entitled under the Offer.

If, under the Mix and Match Facility, the number of New Barclays Ordinary Shares made available as a result of valid elections for cash in excess of the basic entitlements is insufficient to satisfy in full all valid elections for New Barclays Ordinary Shares in excess of ABN AMRO Ordinary Shareholders (and ABN AMRO ADS Holders) entitlements thereto, then such elections will be scaled down on a pro rata basis and the balance of consideration will be satisfied by the issue of cash.

(D) Valid elections for cash made by ABN AMRO Ordinary Shareholders in excess of their basic entitlements to cash will be satisfied in full where sufficient cash is available as a result of other accepting ABN AMRO Ordinary Shareholders (and ABN AMRO ADS Holders) validly making elections for New Barclays Ordinary Shares (and New Barclays ADSs) in excess of their basic entitlements thereto, thereby releasing cash to which they would otherwise be entitled under the Offer.

If, under the Mix and Match Facility, the amount of cash made available as a result of valid elections for New Barclays Ordinary Shares (and New Barclays ADSs) in excess of the basic entitlements thereto is insufficient to satisfy in turn all valid elections for cash in excess of ABN AMRO Ordinary Shareholders (and ABN AMRO ADS Holders) basic entitlements thereto, then such elections will be scaled down on a pro rata basis and the balance of the consideration will be satisfied in New Barclays Ordinary Shares.

(E) To the extent that valid elections under the Mix and Match Facility can be satisfied in accordance with paragraphs (C) and (D) above, ABN AMRO Ordinary Shareholders will receive New Barclays Ordinary Shares instead of cash due under the Offer on the basis of EUR 11.87 in cash for each New Barclays Share (and vice versa). This figure reflects the exchange price announced in the Revised Announcement of GBP 8.00 using the exchange rate of GBP 1.00 = EUR 1.4839 as published in the Financial Times on 2 August 2007. Barclays Ordinary Shares may be trading at a lower or higher price than GBP 8.00 at the settlement date.

(F) If ABN AMRO Ordinary Shareholders make no such election they will receive the default position of the Ordinary Share Consideration Ratio, namely EUR 13.15 in cash and 2.13 New Barclays Ordinary Shares in respect of each ABN AMRO Ordinary Share tendered.

In the event that an ABN AMRO Ordinary Shareholder purports to elect for both additional cash and additional New Barclays Ordinary Shares under the Mix and Match Facility in respect of the same ABN AMRO Ordinary Shares, both purported elections shall be deemed to be void, and such shareholder shall be deemed to have accepted the Offer on the basic terms of the Ordinary Share Consideration Ratio in respect of all the ABN AMRO Ordinary Shares they are tendering.

(G) Barclays will treat elections received (or validated or completed) during any Post Acceptance Period as forming a separate pool for the purposes of determining the cash and New Barclays Ordinary Shares available to meet such elections. ABN AMRO Ordinary Shareholders who tender their ABN AMRO Ordinary Shares during a Post Acceptance Period and elect for more cash or more New Barclays Ordinary Shares under the Mix and Match Facility may receive a different proportion of New Barclays Ordinary Shares and cash to those who accepted during the Acceptance Period. However, such ABN AMRO Ordinary Shareholders who make such an election will still be entitled to their basic entitlement of cash and New Barclays Ordinary Shares.

(H) The Mix and Match Facility will lapse if the Offer lapses or expires.

Fractional Shares

No fractional entitlements of New Barclays Ordinary Shares will be delivered to persons who validly tender and deliver ABN AMRO Ordinary Shares in the Offer. Admitted Institutions that tender ABN AMRO Ordinary Shares in the Offer on behalf of their clients will be rounded down for the fractional entitlements to New Barclays Ordinary Shares (and will be remitted cash in lieu of fractional entitlements) by the Listing and Exchange Agent in accordance with usual practice. The Admitted Institutions may, on the basis of existing arrangements, round holdings up or down on a cash basis. Whether as part of this process an additional payment must be made or cash will be received, depends on the particular arrangement between the tendering ABN AMRO Shareholder and his or her bank or broker. The price in Euro (Primary Exchange) or Pound Sterling (Alternative Exchange) at which fractions are sold will be based on the average price at which the tendering Admitted Institutions sell the fractional entitlements of Barclays Shares on Euronext Amsterdam and/or the London Stock Exchange. Holders of ABN AMRO Ordinary Shares will receive cash in Euros (Primary Exchange) or Pound Sterling (Alternative Exchange) in lieu of their fractional entitlements from the Admitted Institution in the event of a round down and will be debited the purchase price for the fraction in the event of a round up. Fractional entitlements of New Barclays Ordinary Shares to be issued to ABN AMRO registered shareholders, who have validly tendered and delivered, will be settled by the Listing and Exchange Agent by rounding down in a similar way to that described above.

5.1.2	Consideration per ADS

Holders of ABN AMRO ADSs will not be permitted to elect for exchange alternatives. Instead, ABN AMRO ADSs that have been validly tendered (or defectively tendered provided that such defect has been waived by Barclays) and not withdrawn will be exchanged for Barclays ADSs in the same way as ABN AMRO Ordinary Shares of ABN AMRO Ordinary Shareholders who accept the Primary Exchange and involving the settlement steps for the Primary Exchange described in Section 5.1.1 (Consideration per Ordinary Share).

The ultimate consideration for ABN AMRO ADS Holders tendering their ABN AMRO ADSs under the Offer will be 0.5325 Barclays ADSs for each ABN AMRO ADS (the “ADS Exchange Ratio”) and the U.S. Dollar equivalent of EUR 13.15 in cash, based on the conversion of the Euro consideration to which holders of ABN AMRO ADS are entitled, net of any applicable fees and expenses, into U.S. Dollars at the average exchange rate obtainable by the Bank of New York, the ADS exchange agent, calculated over the five business days prior to the date the cash consideration is received by the ADS exchange agent for delivery in respect of such ABN AMRO ADSs for each ABN AMRO ADS (the “ADS Cash Consideration”, and together with the ADS Exchange Ratio, the “ADS Consideration Ratio”), in each case validly tendered pursuant to the Offer (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), subject to the Offer being declared unconditional, with the effect that the consideration for each ABN AMRO ADS is equivalent to the consideration offered for each ABN AMRO Ordinary Share.

Mix and Match Facility

(A) Elections under the Mix and Match Facility for more cash or more New Barclays ADSs will only be accepted in respect of whole numbers of ABN AMRO ADSs.

(B) The available cash and New Barclays ADSs will be allocated in accordance with paragraphs C, D and E below among ABN AMRO ADS Holders who have made a valid election under the Mix and Match Facility. ABN AMRO Ordinary Sharholders will also have the opportunity to make an election under the Mix and Match Facility, as set out in Section 5.1.1 above, and will form part of the same consideration pool.

(C) Valid elections for New Barclays ADSs made by ABN AMRO ADS Holders in excess of their basic entitlements to New Barclays ADSs will be satisfied in full where sufficient New Barclays ADSs are available as a result of other accepting ABN AMRO ADS Holders (and ABN AMRO Ordinary Shareholders) validly making elections for cash in excess of their basic entitlements thereto, thereby releasing New Barclays Ordinary Shares to which they would otherwise be entitled under the Offer.

If, under the Mix and Match Facility, the number of New Barclays ADSs made available as a result of valid elections for cash in excess of the basic entitlements is insufficient to satisfy in full all valid elections for New Barclays ADSs in excess of ABN AMRO ADS Holders (and ABN AMRO Ordinary Shareholders) entitlements thereto, then such elections will be scaled down on a pro rata basis and the balance of consideration will be satisfied in cash.

(D) Valid elections for cash made by ABN AMRO ADS Holders in excess of their basic entitlements to cash will be satisfied in full where sufficient cash is available as a result of other accepting ABN AMRO ADS Holders (and ABN AMRO Ordinary Shareholders) validly making elections for New Barclays ADSs (and New Barclays Ordinary Shares) in excess of their basic entitlements thereto, thereby releasing cash to which they would otherwise be entitled under the Offer.

If, under the Mix and Match Facility, the amount of cash made available as a result of valid elections for New Barclays ADSs (and New Barclays Ordinary Shares) in excess of the basic entitlements thereto is insufficient to satisfy in turn all valid elections for cash in excess of ABN AMRO ADS Holders basic entitlements thereto, then such elections will be scaled down on a pro rata basis and the balance of the consideration will be satisfied by the issue of New Barclays ADSs.

(E) To the extent that valid elections under the Mix and Match Facility can be satisfied in accordance with paragraphs (C) and (D) above, ABN AMRO ADS Holders will receive New Barclays ADSs instead of cash due under the Offer on the basis of EUR 47.48 in cash for each New Barclays ADS (and vice versa). This figure reflects the exchange price announced in the Revised Announcement of GBP 8.00 per New Barclays Ordinary Share and hence USD 64.94 per New Barclays ADS (each New Barclays ADS representing four New Barclays Ordinary Shares) using the exchange rate of GBP 1.00 = EUR 1.4839 as published in the Financial Times on 2 August 2007. Barclays Ordinary Shares may be trading at a lower or higher price than GBP 8.00 at the settlement date.

(F) If ABN AMRO ADS Holders make no such election they will receive the default position of the ADS Consideration Ratio, namely the USD equivalent of EUR 13.15 in cash and 0.5325 New Barclays ADS in respect of each ABN AMRO ADS tendered.

In the event that an ABN AMRO ADS Holder purports to elect for both additional cash and additional New Barclays ADSs under the Mix and Match Facility in respect of the same ABN AMRO ADSs, both purported elections shall be deemed to be void, and such shareholder shall be deemed to have accepted the Offer on the basic terms of the ADS Consideration Ratio in respect of all the ABN AMRO ADSs they are tendering.

(G) Barclays will treat elections received (or validated or completed) during any Post Acceptance Period as forming a separate pool for the purposes of determining the cash and New Barclays ADSs available to meet such elections. ABN AMRO ADS Holders who tender their ABN AMRO ADSs during a Post Acceptance Period and elect for more cash or more New Barclays ADSs under the Mix and Match Facility may receive a different proportion of their preferred consideration to those who accepted during the Acceptance Period. However, such ABN AMRO ADS Holders who make such an election will still be entitled to their basic entitlement of cash or New Barclays ADSs.

(H) The Mix and Match Facility will lapse if the Offer lapses or expires.

5.1.3	Consideration per DR Preference Share

ABN AMRO Shareholders tendering their DR Preference Shares under the DR Preference Share Offer may elect to receive either EUR 0.59 in cash for each DR Preference Share (the “DR Preference Share Cash Consideration”), or subject to the passing of the Preference Share Resolutions at the Barclays Shareholder Meetings, 0.59 of a Barclays Preference Share for each DR Preference Share (the “DR Preference Share Exchange Ratio” and together with the DR Preference Share Cash Consideration, the “DR Preference Share Consideration”) tendered and delivered, subject to the Offer being declared unconditional. The aggregate consideration payable for the DR Preference Shares will be approximately EUR 808 million assuming all of the DR Preference Shares currently in issue are tendered for cash. The DR Preference Share Exchange Ratio will be adjusted to include accrued dividends up to the Settlement Date. Since the next dividend payment on the DR Preference Shares is due when ABN AMRO pays its annual dividend on the ABN AMRO Ordinary Shares over the financial year ending 31 December 2007, no adjustment of the DR Preference Share Exchange Ratio is expected in connection with a payment of dividend.

Fractional Shares

No fractional entitlements of Barclays Preference Shares will be issued to persons who validly tender DR Preference Shares in the Offer. Admitted Institutions that tender DR Preference Shares in the Offer on behalf of their clients will be rounded down for the total collected fractional entitlements to Barclays Preference Shares (and cash will be remitted in lieu of fractional entitlements based on the equivalent of the cash offer for the DR Preference Shares) by the Listing and Exchange Agent in accordance with usual practice. Admitted Institutions that tender DR Preference Shares in the Offer on behalf of their clients will have to round down fractional entitlements to Barclays Preference Shares (and remit cash in lieu of fractional entitlements). The price in Euro at which fractions will be settled will be based on the equivalent of the cash offer for the DR Preference Shares. Holders of DR Preference Shares will receive cash in Euros in lieu of their fractional entitlements from the Admitted Institutions.

5.1.4	Consideration per Formerly Convertible Preference Finance Share

ABN AMRO Shareholders tendering their Formerly Convertible Preference Finance Shares under the Offer will be paid in respect of each Formerly Convertible Preference Finance Share tendered pursuant to the Offer (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd ) an amount in cash equal to EUR 27.65 (the “Formerly Convertible Share Consideration”) subject to the Offer being declared unconditional. The Formerly Convertible Preference Finance Share Consideration will not be adjusted for a dividend payment on the Formerly Convertible Preference Finance Shares.

5.2	Listing
It is intended that the New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares will be issued on the Settlement Date. The New Barclays Ordinary Shares will be issued credited as fully paid and will rank pari passu in all respects with existing Barclays Ordinary Shares and will be entitled to all dividends and other distributions declared or paid by Barclays by reference to a record date after the Settlement Date, but not otherwise7. Barclays pays dividends semi-annually.
Application will be made to the UK Listing Authority for the New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares to be admitted to the Official UK List. Application will also be made to the London Stock Exchange for the New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. It is expected that the admission of the Unconditional CDB Shares and the Unconditional Temasek Shares will become effective, and dealings for normal settlement will commence, on 14 August 2007. It is expected that admission of the New Barclays Ordinary Shares will become effective, and dealings for normal settlement will commence, on the Settlement Date. It is expected that admission of the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares will become effective, and dealings for normal settlement will commence, on or shortly before the Settlement Date. It is expected that all New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares, when issued and fully paid, will be eligible to be held and transferred through the CREST system.
Barclays will also apply for a secondary listing of the Barclays Ordinary Shares on Euronext Amsterdam. It is expected that admission of the New Barclays Ordinary Shares on Euronext Amsterdam will become effective, and dealings for normal settlement will also commence, on the Settlement Date, provided that in case of unforeseen circumstances (e.g., in the event of force majeure) trading will commence as soon as those circumstances permit.
ABN AMRO and Barclays have received confirmation from the FTSE and Euronext Amsterdam that, following the Settlement Date, Barclays Ordinary Shares are expected to qualify for inclusion with a full weighting in the UK Series of the FTSE indices, including the FTSE 100 Index, and in the AEX-Index (subject to a maximum weighting of 15 percent), respectively.
Applications will also be made to list the New Barclays Ordinary Shares and New Barclays ADSs, and the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares on the NYSE and (other than the New Barclays ADSs) on the Tokyo Stock Exchange.
No application will be made to list or trade the Barclays Preference Shares on any stock exchange.
The New Barclays Shares will be created under the Companies Acts and the legislation made thereunder and will be issued in registered form. The New Barclays Ordinary Shares will be capable of being held in

7	The Unconditional CDB Shares and the Unconditional Shares will be entitled to the Barclays interim dividend which has a record date of 17 August 2007.

certificated and uncertificated form and the Barclays Preference Shares will be capable of being held in certificated form.

5.3	Acceptance by ABN AMRO Shareholders

5.3.1	Acceptance by holders of ABN AMRO Shares held through any Admitted Institution

ABN AMRO Ordinary Shareholders and/or holders of DR Preference Shares and/or holders of Formerly Convertible Preference Finance Shares who hold their ABN AMRO Ordinary Shares and/or DR Preference Shares and/or Formerly Convertible Preference Finance Shares through an Admitted Institution are requested to make their acceptance known via their bank or stockbroker no later than 15:00 hours Amsterdam time on 4 October 2007, unless the Acceptance Period is extended in accordance with Section 5.8 (Extension). ABN AMRO Shareholders should be aware that their bank or stockbroker may set an earlier deadline for communication by ABN AMRO Shareholders in order to permit the bank or stockbroker to communicate its acceptances to the Listing and Exchange Agent in a timely manner.

Subject to article 9o, paragraph 5 of the Bte 1995, the tendering of ABN AMRO Ordinary Shares and/or DR Preference Shares and/or Formerly Convertible Preference Finance Shares in acceptance of the Offer shall, always subject to the proper withdrawal of any tender, constitute irrevocable instructions to block any attempt to transfer the ABN AMRO Ordinary Shares and/or DR Preference Shares and/or Formerly Convertible Preference Finance Shares tendered, so that on or prior to the Settlement Date no transfer of such ABN AMRO Ordinary Shares and/or DR Preference Shares and/or Formerly Convertible Preference Finance Shares may be effected (other than to the Listing and Exchange Agent on or prior to the Settlement Date if the Offer has been declared unconditional (gestand is gedaan) and the ABN AMRO Ordinary Shares and/or DR Preference Shares and/or Formerly Convertible Preference Finance Shares have been accepted for purchase) and to debit the securities account in which such ABN AMRO Ordinary Shares are held on the Settlement Date in respect of all of the ABN AMRO Ordinary Shares and/or DR Preference Shares and/or Formerly Convertible Preference Finance Shares tendered, against delivery of the offer consideration in accordance with the terms of the Offer.

The relevant Admitted Institutions may submit the acceptances only to the Listing and Exchange Agent and only in writing. In submitting the acceptances, each Admitted Institution is required to:

(a)	indicate the number of ABN AMRO Ordinary Shares and/or DR Preference Shares and/or Formerly Convertible Preference Finance Shares tendered, whereby it specifies the number of ABN AMRO Ordinary Shares elected for either the Primary Exchange or the Alternative Exchange;

(b)	indicate each of:

(i)	the number of ABN AMRO Ordinary Shares tendered under the default position of the Ordinary Share Consideration Ratio;

(ii)	the number of ABN AMRO Ordinary Shares tendered with an election for all cash as consideration; and

(iii)	the number of ABN AMRO Ordinary Shares tendered with an election for all New Barclays Ordinary Shares as consideration;

(c)	deliver the tendered ABN AMRO Ordinary Shares and/or DR Preference Shares and/or Formerly Convertible Preference Finance Shares to the Listing and Exchange Agent prior to the Closing Date; and

(d)	declare that:

(i)	it has the tendered ABN AMRO Ordinary Shares and/or DR Preference Shares and/or Formerly Convertible Preference Finance Shares in its administration;

(ii)	each accepting ABN AMRO Shareholder irrevocably represents and warrants that he or she has full power and authority to tender, sell and deliver, and has not entered into any other agreement to tender, sell or deliver the ABN AMRO Ordinary Shares and/or DR Preference Shares and/or Formerly Convertible Preference Finance Shares

stated to have been tendered to any party other than in order to accept the Offer in accordance with its terms,

(iii)	each accepting ABN AMRO Shareholder (other than an accepting ABN AMRO Shareholder located in the United States or Canada, to whom this representation and warranty do not apply) irrevocably represents and warrants that he or she complies with the restrictions outlined in this Offer Memorandum and in the Barclays Prospectus and those pursuant to securities and other applicable laws or regulations of the jurisdiction in which such ABN AMRO Shareholder is located and no registration, approval or filing with any regulatory authority of such jurisdiction is required in connection with the tendering of such ABN AMRO Ordinary Shares and/or DR Preference Shares and/or Formerly Convertible Preference Finance Shares;

(iv)	each accepting ABN AMRO Shareholder undertakes to transfer these ABN AMRO Ordinary Shares and/or DR Preference Shares and/or Formerly Convertible Preference Finance Shares free and clear of any rights of pledge or usufruct, liens or attachments or similar charges in accordance with the terms of the Offer via the Listing and Exchange Agent prior to the Closing Date;

(v)	by accepting the Primary Exchange, each ABN AMRO Ordinary Shareholder whose shares are tendered, subject to the withdrawal rights provided under the Offer, gives the irrevocable instructions involved in accepting the Primary Exchange as described in Section 5.1.1 (Consideration per Ordinary Share); and

(vi)	by accepting the Alternative Exchange, each accepting ABN AMRO Shareholder irrevocably represents and warrants that he or she is not, and is not acting as nominee or agent for, and that the Barclays Shares will not be allotted to, a person who is or may be liable to stamp duty or stamp duty reserve tax under any of sections 67, 70, 93 and 96 of the United Kingdom Finance Act 1986 (depositary receipts and clearance services).

Admitted Institutions that are not able to deliver the tendered ABN AMRO Ordinary Shares and/or DR Preference Shares and/or Formerly Convertible Preference Shares to the Listing and Exchange Agent should give to ABN AMRO a written notice of guaranteed delivery for the ABN AMRO Ordinary Shares and/or DR Preference Shares and/or Formerly Convertible Preference Finance Shares tendered, which are not immediately available for delivery, in which the Admitted Institutions unconditionally undertake to deliver such securities to the Listing and Exchange Agent by no later than 11:00 hours, Amsterdam time, on the third Euronext Trading Day after the Closing Date. Any such notice of guaranteed delivery should be received by the Listing and Exchange Agent by no later than 15:00 hours Amsterdam time on the Closing Date.

5.3.2	Acceptance by holders of ABN AMRO Shares individually recorded in the ABN AMRO Shareholders’ Register

Holders of ABN AMRO Shares individually recorded in the ABN AMRO Shareholders’ Register wishing to accept the Offer in respect of such ABN AMRO Shares must deliver a completed and signed acceptance form to the Listing and Exchange Agent in accordance with the terms and conditions of the Offer, not later than 15:00 hours, Amsterdam time, on 4 October 2007 (or such time and date to which the Offeror may extend the Offer), being the Closing Date. An election under the Mix and Match Facility may be made by completing the relevant section of the appropriate acceptance form. The acceptance forms are available upon request from ABN AMRO and will serve as a deed of transfer (akte van levering) with respect to the ABN AMRO Shares referenced therein.

5.3.3	Acceptance by ABN AMRO ADS Holders

The following information is for reference purposes only. Full details about the process for acceptance by ABN AMRO ADS Holders are contained in the U.S. and Canadian Offer Documents.

Registered holders

ABN AMRO ADSs held by the registered holder, either in ABN AMRO American Depositary Receipt form (the “ABN AMRO ADRs”) or in uncertificated form through the Direct Registration System, may be tendered to the ADS Exchange Agent by following the procedures set forth in the

ADS letter of transmittal distributed with the U.S. and Canadian Offer Documents. The ADS letter of transmittal should be properly completed and executed and returned so as to reach the ADS Exchange Agent no later than 09:00 hours, New York City time (15:00 hours, Amsterdam time) on 4 October 2007, unless the Acceptance Period is extended in accordance with Section 5.8 (Extension).

Other holders

ABN AMRO ADSs held in “street name” through a bank, broker or other nominee, must be tendered according to the procedures of such bank, broker or other nominee. If those procedures are followed in a timely manner, the bank, broker or other nominee, as the registered holder of the ABN AMRO ADSs, will then tender them to the ADS Exchange Agent.

Guaranteed delivery procedures

Registered holders of ABN AMRO ADSs who wish to tender their ABN AMRO ADSs in the exchange offer but may not otherwise be able to do so because their ABN AMRO ADSs are not immediately available or time will not permit them to be validly tendered to the ADS Exchange Agent prior to the expiration of the Offer, may nevertheless properly tender their ABN AMRO ADSs if all of the following conditions are satisfied:

(a)	tender is made by or through an eligible institution (as that term is defined in the ADS letter distributed with the U.S. and Canadian Offer Documents);

(b)	a properly completed and duly executed notice of guaranteed delivery substantially in the form provided with the U.S. and Canadian Offer Documents, is received by the ADS Exchange Agent as provided in the instructions thereto prior to the relevant expiration date; and

(c)	a duly executed letter of transmittal, together with any ABN AMRO ADRs or other required documentation as described in the ADS letter of transmittal distributed with the U.S. and Canadian Offer Documents, is received by the ADS Exchange Agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery. A NYSE trading day is a day on which the NYSE is open for business.

ABN AMRO ADSs held in “street name” through a bank, broker or other nominee, may also be capable of being tendered by use of a guaranteed delivery procedure. The procedures of the respective bank, broker or other nominee should be consulted for further information.

Other

Once tendered, ABN AMRO ADSs will be held in an account controlled by the ADS Exchange Agent. Consequently, persons tendering will not be able to sell, assign, transfer or otherwise dispose of such securities, until such time as (i) he or she withdraws his or her ABN AMRO ADSs from the exchange offer; (ii) his or her ABN AMRO ADSs have been exchanged in the manner set out in this document (subject to the terms and conditions of the exchange offer) for Barclays ADSs (in which case he or she will only be able to sell, assign, transfer or otherwise dispose of the Barclays ADSs received in respect of the ABN AMRO ADSs); or (iii) his or her ABN AMRO ADSs have been returned if the Offer is terminated or because they were not accepted for exchange.

ABN AMRO ADS Holders who wish to elect for their consideration to be in the form of all cash or all New Barclays ADSs must state this in the manner required by the relevant forms.

Withdrawal of tendered ABN AMRO ADSs

ABN AMRO ADSs held by the registered holder, either in form of ABN AMRO ADRs or through the Direct Registration System, and tendered to the ADS Exchange Agent, may be withdrawn by delivering a properly completed and duly executed notice of withdrawal (guaranteed by an eligible guarantor institution if such was required to obtain a signature guarantee for the ADS letter of transmittal to tender the ABN AMRO ADSs) to the ADS Exchange Agent prior to the Closing Date.

ABN AMRO ADSs held in “street name” though a bank, broker or other nominee and tendered pursuant to the procedures of such bank, broker or other nominee, may only be withdrawn pursuant to such bank’s, broker’s or other nominee’s procedures.

5.3.4	Undertakings, representations and warranties by tendering ABN AMRO Shareholders

Each ABN AMRO Shareholder tendering ABN AMRO Shares pursuant to the Offer other than through an Admitted Institution, by such tender, undertakes, represents and warrants to the Offeror, on the date that such ABN AMRO Shares are tendered up to and including the Settlement Date, always subject to the proper withdrawal of any tender, in accordance with article 9o, paragraph 5 of the Bte 1995, that:

(a)	the tender of any ABN AMRO Shares constitutes an acceptance by such ABN AMRO Shareholder of the Offer, on and subject to the terms and conditions of the Offer;

(b)	such ABN AMRO Shareholder has full power and authority to tender, sell and deliver (leveren), and has not entered into any other agreement to tender, sell or deliver (leveren), the ABN AMRO Shares stated to have been tendered to any party other than the Offeror (together with all rights attaching thereto) and, when the same are purchased by the Offeror for cash, the Offeror will acquire such ABN AMRO Shares, with full title guarantee and free and clear of all third party rights and restrictions of any kind; and

(c)	such ABN AMRO Shares are being tendered in compliance with the restrictions as set out in Section 1 (Restrictions and Important Information) and the securities and other applicable laws or regulations of the jurisdiction in which such ABN AMRO Shareholder is located or of which it is a resident and no registration, approval or filing with any regulatory authority of such jurisdiction is required in connection with the tendering of such ABN AMRO Shares.

5.4	Financing of the Cash Consideration

5.4.1	Proceeds of the sale of LaSalle

Barclays proposes to use approximately EUR 12 billion (GBP 8.1 billion) of the capital released from the sale of LaSalle to Bank of America, previously intended to be returned to Barclays Shareholders post the Merger, to repay debt incurred by Barclays in order to fund part of the Cash Consideration.

5.4.2	Conditional Investment

EUR 8.1 billion (GBP 5.4 billion) of the Cash Consideration is to be funded by the Conditional Investement. Please see Section 6.3 (Arrangements with China Development Bank and Temasek).

5.4.3	Clawback Placing

EUR 1.7 billion (GBP 1.1 billion) of the Cash Consideration is to be funded by the subscription for the Clawback Shares by certain existing Barclays Shareholders and other institutional investors. Please see Section 6.3.4 (Clawback Placing to certain existing Barclays Shareholders and certain other institutional investors) for further details of the Clawback Placing.

5.4.4	Available Cash Resources

Barclays will fund approximately EUR 3 billion (GBP 2 billion) of the Cash Consideration from available cash resources.

5.5	Offer Conditions
The Offer shall be declared unconditional (gestanddoening) if the Offer Conditions are fulfilled or, to the extent permitted by applicable law, waived by Barclays and/or ABN AMRO as the case may be. Subject to the Offer Conditions, the Offeror reserves the right to accept any tender for acceptance, even if it has not been effected in such manner as set out in Section 5.3 (Acceptance by ABN AMRO Shareholders).

5.6	Acceptance Period (aanmeldingstermijn)
The Acceptance Period begins at 09:00 hours, Amsterdam time, on 7 August 2007 and ends, subject to extension in accordance with article 9o, paragraph 5 of the Bte 1995 and the Securities Act rules, on the Closing Date.

ABN AMRO Shares tendered on or prior to the Closing Date including any ABN AMRO Shares tendered during any extension of the Acceptance Period may be withdrawn until the Offer is declared unconditional.
If one or more of the Offer Conditions set out in Section 6.2 (Offer Conditions) is not fulfilled, the Offeror may extend the Acceptance Period in accordance with Section 5.8 (Extension). During an extension of the Acceptance Period, any ABN AMRO Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of each ABN AMRO Shareholder to withdraw the ABN AMRO Shares he or she has already tendered.

5.7	Declaring the Offer Unconditional (gestanddoening)
The Offer shall be subject to the fulfilment of the Offer Conditions, including, but not limited to the Minimum Acceptance Condition. Certain of these Offer Conditions may be waived (either in whole or in part) by the Offeror by written notice to ABN AMRO, certain may be waived (either in whole or in part) by ABN AMRO by written notice to the Offeror and certain may be waived (either in whole or in part) by either the Offeror or ABN AMRO subject to agreement in writing from respectively either ABN AMRO or the Offeror. See Section 6.2 (Offer Conditions).
If the Offeror wishes to waive or reduce the Minimum Acceptance Conditions, the Offeror will announce in a manner reasonably designed to inform ABN AMRO Shareholders that it waives or reduces the Minimum Acceptance Conditions by means as required by the Bte 1995 and the Securities Exchange Act rules. See Section 6.2 (Offer Conditions).
A waiver by the Offeror of the Minimum Acceptance Condition will require approval of the ABN AMRO Supervisory Board in the event the tendered ABN AMRO Shares (including ABN AMRO ADSs), together with the ABN AMRO Shares (including ABN AMRO ADSs) already held by the Offeror at the Closing Date would represent less than 50% (fifty percent) plus one of the voting rights represented by ABN AMRO’s issued and outstanding share capital and would represent less than 50% (fifty percent) plus one of the ABN AMRO Ordinary Shares (including ABN AMRO ADSs) in ABN AMRO’s issued and outstanding ordinary share capital (excluding any ABN AMRO Ordinary Shares (including ABN AMRO ADSs) held by ABN AMRO or its subsidiaries).
Unless the Acceptance Period is extended, the Offeror will determine within five Euronext Trading Days following the Closing Date, such date being the Unconditional Date, whether the Offer Conditions have been fulfilled or are to be waived by the Offeror and will announce whether (i) the Offer has been declared unconditional, (ii) there is still uncertainty as to the fulfilment of any of the Offer Conditions, or (iii) the Offer is terminated, as a result of the Offer Conditions not having been fulfilled or waived by the Offeror, all in accordance with article 9t, paragraph 4 of the Bte 1995 or the Securities Act.
If the Offer has been declared unconditional (gestand is gedaan) the Offer will be accepted in respect of all ABN AMRO Shares that have been validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and not previously withdrawn pursuant to the terms of the Offer in accordance with, for the ABN AMRO Shares, the procedures set forth in Section 5.3 (Acceptance by ABN AMRO Shareholders).

5.8	Extension
The Offeror may extend the Offer past 15:00 hours, Amsterdam time, on 4 October 2007, in which case all references in this Offer Memorandum to the Closing Date shall, unless the context requires otherwise, be deemed to refer to the latest date and time to which the Offer has been so extended.
If the Offeror extends the Acceptance Period such that the obligation pursuant to article 9t of the Bte 1995 to announce whether the Offer has been declared unconditional (gestand wordt gedaan) is postponed, a public announcement to that effect shall be made not later than the third Euronext Trading Day following the date on which the Offer would otherwise have expired, in accordance with the provisions of article 9o, paragraph 5 of the Bte 1995 and the Securities Act rules.
During any such extension of the Acceptance Period, any ABN AMRO Shares previously tendered and not withdrawn will remain subject to the Offer. In accordance with article 9o, paragraph 5 of the Bte 1995, ABN AMRO Shares tendered on or prior to the original Closing Date may be withdrawn during the period to which the Acceptance Period has been extended.

5.9	Settlement

5.9.1	General

In the event that the Offeror announces that the Offer is declared unconditional (gestand wordt gedaan), the ABN AMRO Shareholders who have validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd) their ABN AMRO Ordinary Shares, their DR Preference Shares and/or their Formerly Convertible Preference Finance Shares to the Offeror and the ABN AMRO ADS Holders who have validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd ) their ABN AMRO ADSs, will receive within five Euronext Trading Days following the Unconditional Date (the “Settlement Date”), the New Barclays Ordinary Shares and cash in accordance with the Ordinary Share Consideration Ratio and any successful elections made under the Mix and Match Facility, the New Barclays ADSs and cash in accordance with the ADS Consideration Ratio and any successful elections made under the Mix and Match Facility, the DR Preference Share Consideration, or the Formerly Convertible Preference Finance Share Consideration, as the case may be.

It is intended that the New Barclays Shares will be issued on the Settlement Date. The New Barclays Shares will be issued credited as fully paid and, except for the Barclays Preference Shares, will be of the same class as existing Barclays Shares and will be entitled to all dividends and other distributions declared or paid by Barclays by reference to a record date after the Settlement Date, but not otherwise. Barclays pays dividends semi-annually.

5.9.2	Settlement — ABN AMRO Shares held through Admitted Institutions

Such ABN AMRO Shareholders will receive their New Barclays Ordinary Shares, Barclays Preference Shares and/or cash (as appropriate) via the Admitted Institutions through which they hold their ABN AMRO Ordinary Shares, in accordance with the procedures determined by their Admitted Institutions and the Listing and Exchange Agent and, where appropriate, the provisions of the Securities Giro Act and the rules and procedures of Euroclear Nederland.

The timing of the crediting of the New Barclays Ordinary Shares, Barclays Preference Shares and/or cash (as appropriate) to the accounts of each person with their Admitted Institution may vary depending on the account systems of the relevant Admitted Institution and, if applicable, the banks or financial institutions through which that person maintains a relevant account.

5.9.3	Settlement — ABN AMRO Ordinary Shares held in registered form outside the Euroclear Nederland System

If such ABN AMRO Ordinary Shareholders accept the Primary Exchange then any New Barclays Ordinary Shares issued to them will be issued into the Euroclear Nederland System via the CREST account of Euroclear Nederland.

If such ABN AMRO Ordinary Shareholders opt for the Alternative Exchange then they will be able to pick between the following methods for holding any New Barclays Ordinary Shares in their acceptance form:

(a)	a share certificate for any New Barclays Ordinary Shares; or

(b)	holding their New Barclays Ordinary Shares through a CREST account.

All ABN AMRO Ordinary Shareholders who hold in registered form will receive any cash consideration into the account specified on their acceptance form.

5.10	Post Acceptance Period
If the Offer is declared unconditional (gestand wordt gedaan) on the Unconditional Date, which is expected to be no later than 5 Euronext Trading Days after the first Closing Date, if the Acceptance Period is not extended, Barclays may announce a Post Acceptance Period of not less than three U.S. Business Days and up to 15 Euronext Trading Days. Any Post Acceptance Period is expected to commence on the first Euronext Trading Day after the expected Unconditional Date referred to above.
Delivery of the New Barclays Ordinary Shares and cash in accordance with the Ordinary Share Consideration Ratio and any successful elections made under the Mix and Match Facility, the New Barclays ADSs and cash in accordance with the ADS Consideration Ratio and any successful elections made under the Mix and Match Facility, the DR Preference Share Consideration, or the Formerly Convertible Preference Finance Share Consideration, as the case may be, to ABN AMRO Shareholders or ABN AMRO ADS Holders who have validly tendered their ABN AMRO Shares or ABN AMRO ADSs in a Post Acceptance Period (na-aanmeldingstermijn) will take place subject to the terms announced for tenders of shares made in such Post Acceptance Period, but no later that the fifth Business Day after the results of the Post Acceptance Period have been publicly announced.
During the Post Acceptance Period, neither ABN AMRO Shareholders who tendered ABN AMRO Shares during the Acceptance Period, if such ABN AMRO Shares were accepted pursuant to the Offer, nor ABN AMRO Shareholders who tender ABN AMRO Shares during a Post Acceptance Period, shall have any right to withdraw such ABN AMRO Shares from the Offer.

5.11	Withdrawal Rights

5.11.1	Withdrawal of tendered ABN AMRO Ordinary Shares

ABN AMRO Shares in bearer or registered form tendered under the Offer may be withdrawn at any time prior to the Closing Date. This right does not apply during the Post Acceptance Period.

Holders of ABN AMRO Shares in bearer form who make their acceptance known through their Admitted Institution to the Listing and Exchange Agent, may withdraw by making a withdrawal request through their Admitted Institution to the Listing and Exchange Agent such that it has been received by the Listing & Exchange Agent on the Closing Date.

Holders of ABN AMRO Shares in registered form registered in the name of the relevant holders (aandelen op naam) who tender their ABN AMRO Shares in registered form by means of application form to the Listing and Exchange Agent, may withdraw by delivery to the Listing and Exchange Agent of a properly completed and duly executed notice of withdrawal such that it has been received by the Listing & Exchange Agent on the Closing Date.

ABN AMRO Shareholders may not rescind a withdrawal. If ABN AMRO Shareholders withdraw tendered ABN AMRO Ordinary Shares, such shares will be deemed not validly tendered for purposes of the Offer. However, ABN AMRO Shareholders may re-tender withdrawn ABN AMRO Ordinary Shares at any time before the end of the Offer Period or during the Post Acceptance Period.

5.11.2	Other

Neither Barclays, ABN AMRO, the Listing and Exchange Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal nor will any of them incur any liability for failure to give any notification. Any ABN AMRO Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, you may re-tender withdrawn ABN AMRO Shares by following one of the procedures discussed under Section 5.3 (Acceptance by ABN AMRO Shareholders) at any time prior to the Closing Date.

5.12	Dividends
Barclays
Barclays announced an interim dividend of 11.5 pence per Barclays Ordinary Share in respect of the 2007 financial year on 23 July 2007. The ex-dividend date for such interim dividend is 15 August 2007 and its record date is 17 August 2007. The interim dividend will be paid on 1 October 2007. This dividend will not affect the Ordinary Share Exchange Ratio. The New Barclays Ordinary Shares will not rank for this dividend although the Unconditional CDB Shares and the Unconditional Temasek Shares will have been subscribed for by the record date and therefore will rank for this dividend.
ABN AMRO
ABN AMRO announced an interim dividend of EUR 0.58 in respect of the 2007 financial year on 30 July 2007. The ex-dividend date for such interim dividend is 31 July 2007 and its record date is 2 August 2007. The interim dividend is expected to be paid on or about 27 August 2007 for ABN AMRO Ordinary Shareholders and on or about 4 September 2007 for ABN AMRO ADS Holders, and ABN AMRO

Shareholders will be able to receive and retain such dividend. This dividend will not affect the Ordinary Share Exchange Ratio.
Combined Group
Assuming the Effective Date occurs on or before the record date for the Barclays Final Dividend for 2007, which is expected to be in early March 2008, the first dividend payable to holders of New Barclays Ordinary Shares is likely to be the Barclays final dividend for 2007, which is expected to be paid in late April 2008.

5.13	Commission
Admitted Institutions shall receive from the Listing and Exchange Agent on behalf of the Offeror a commission in the amount of EUR 0.0094 per ABN AMRO Ordinary Share validly tendered by them (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), up to a maximum of EUR 10,000 per ABN AMRO Shareholder tender as well as an additional compensation of EUR 2.50 per deposit client for rounding off of fractions of Barclays Shares. In respect of each Formerly Convertible Preference Finance Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered, Admitted Institutions shall receive from the Listing and Exchange Agent on behalf of the Offeror a commission in the amount of EUR 0.1383 per Formerly Convertible Preference Finance Shares. In respect of each DR Preference Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered, Admitted Institutions shall receive from the Listing and Exchange Agent on behalf of the Offeror a commission in the amount of EUR 0.0164 per DR Preference Share with a maximum of EUR 10,000 as well as an additional compensation of EUR 2.50 per deposit client for rounding off of fractions of Barclays Preference Shares. The commission must be claimed from the Offeror through Listing & Exchange Agent within 30 days of the Unconditional Date. No costs will be charged to the ABN AMRO Shareholders by the Offeror or ABN AMRO for the delivery and payment of the ABN AMRO Shares in case an Admitted Institution is involved. Costs might be charged in case a foreign institution is involved in the delivery and payment of the ABN AMRO Shares.
Holders of ABN AMRO ADSs will not have to pay any fees or incur any expenses in connection with the issuance of Barclays ADSs in the manner described in this Offer Memorandum (except any fees that may be charged by a holder’s bank, broker or other nominee, which will be determined, and communicated to the holder, directly by such holder’s bank, broker or other nominee).

5.14	Restrictions
The Offer is being made in the Offer Jurisdictions with due observance of such statements, conditions and restrictions as are included in the Offer Memorandum. The Offeror reserves the right to accept any tender under the Offer, which is made by or on behalf of a Shareholder, even if it has not been effectuated in such manner as set out above.

5.15	Announcements
Announcements contemplated by the foregoing paragraphs will be issued by press release and/or advertisement and, to the extent required pursuant to applicable rules and regulations, will be published in the Daily Official List and in at least two daily newspapers with national circulation in The Netherlands (Het Financieele Dagblad and the NRC Handelsblad). Subject to any applicable requirements of Dutch tender offer regulations and U.S. federal securities laws and regulations and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror will have no obligation to communicate any public announcement other than as described above.

6.	EXPLANATION OF THE OFFER

6.1	Introduction
On 23 April 2007, Barclays and ABN AMRO jointly announced that agreement had been reached on the terms of a recommended merger of Barclays and ABN AMRO to create one of the world’s leading universal bank groups, to be called “Barclays”. The terms on which the Merger would take place were revised prior to an announcement by Barclays on 23 July 2007 and were further revised prior to an announcement by Barclays on 30 July 2007 and further supplemented by a letter dated 3 August 2007, to which the agreement between the Offerer and ABN AMRO is reflected as to which pre-offer conditions have been fulfilled or waived prior to the Offer and which will be made conditions to the Offer. The announcements and the supplemental letter are available on the SEC’s website at www.sec.gov.
On 30 July 2007, the ABN AMRO Boards announced their continuing support for the strategic benefits of the combination with Barclays but concluded they were not in a position to recommend either of the Offers for ABN AMRO.
The Merger was agreed subject to, among other things, the satisfaction or waiver of certain pre-conditions, including the receipt of all regulatory approvals required for the completion of the LaSalle Agreement and the receipt of other necessary regulatory authorisations. Those pre-conditions have now been satisfied, waived or rolled forward as conditions of the Offer. See section 6.2 (Offer Conditions).
The implementation of the Merger remains subject to the satisfaction or waiver of a number of conditions, including the completion of the sale of LaSalle and the regulatory approvals and clearances referred to in section 6.2 (Offer Conditions).

6.2	Offer Conditions
The obligation of the Offeror to declare the Offer unconditional (gestand te doen) shall be subject to the following conditions precedent (the “Offer Conditions”) being satisfied or waived, as the case may be:
The Offer

6.2.1	such number of ABN AMRO Ordinary Shares (including ABN AMRO ADSs) are tendered for acceptance and not, where permitted, withdrawn that these, together with the ABN AMRO Ordinary Shares (including ABN AMRO ADSs) directly or indirectly held by Barclays at the Closing Date (and excluding any ABN AMRO Ordinary Shares and ABN AMRO ADSs held by ABN AMRO or by any of its subsidiaries at the Closing Date), represent at least 80 percent of the issued ABN AMRO Ordinary Share capital (geplaatst gewoon aandelenkapitaal) as at the Closing Date (excluding any ABN AMRO Ordinary Shares and ABN AMRO ADSs held by ABN AMRO or by any of its subsidiaries as at the Closing Date) and for this purpose including any ABN AMRO Ordinary Shares which will be issued upon conversion of the Underlying Convertible Preference Finance Shares by the holders thereof into ABN AMRO Ordinary Shares;

6.2.2	the Foundation has irrevocably agreed with Barclays and ABN AMRO that, subject to:

(a)	the Offer being declared unconditional;

(b)	an undertaking from Barclays not to exercise more voting rights on the Underlying Convertible Preference Finance Shares than it could exercise as a holder of DR Preference Shares for as long as the ABN AMRO Ordinary Shares are listed on Eurolist by Euronext Amsterdam; and

(c)	the amendment of the terms of the DR Preference Shares necessary for an exchange by Barclays of its DR Preference Shares for Underlying Convertible Preference Finance Shares and any other actions as may be legally required to enable such exchange, it will take all necessary action to exchange any DR Preference Shares for Underlying Convertible Preference Finance Shares, if and when requested by Barclays and such agreement shall continue to be in full force and effect;

Material Adverse Change and Material Adverse Change Related Events

6.2.3	no ABN AMRO Material Adverse Change has occurred or has become known to Barclays prior to or on the Closing Date such that Barclays cannot reasonably be expected to continue with the Offer or the Merger or declare the Offer unconditional (gestanddoening);

6.2.4	no Barclays Material Adverse Change has occurred or has become known to ABN AMRO prior to or on the Closing Date such that ABN AMRO cannot reasonably be expected to continue with the Offer or the Merger;

6.2.5	no Third Party has decided, or indicated any intention to, to take, institute, implement or threaten any Frustrating Action, such that Barclays and ABN AMRO cannot be reasonably be expected to continue with the Merger or declare the Offer unconditional (gestanddoening);

6.2.6	No circumstance, occurrence or development has occurred since the date of the Merger Protocol that will constitute or constitutes:

(a)	suspension of or limitation in trading in the ABN AMRO Ordinary Shares or the Formerly Convertible Preference Finance Shares (other than on a temporary basis in the ordinary course of trading);

(b)	suspension of or limitation in trading in Barclays Shares (other than on a temporary basis in the ordinary course of trading);
Regulatory Approvals and Consents

6.2.7	All:

(a)	notifications, filings and applications that are necessary or that one or both of Barclays and ABN AMRO have determined to be appropriate in any jurisdiction in connection with the Merger or the Offer, its implementation, the proposed direct or indirect acquisition of any shares or other securities in, or control of, ABN AMRO or any member of the ABN AMRO Group by Barclays or any member of the Barclays Group, and the implementation of the Structuring Action and the operation of the Combined Group in accordance with the Merger Protocol have been made;

(b)	authorisations that are necessary or that one or both of Barclays and ABN AMRO have determined are appropriate in any jurisdiction for or in respect of the Merger or the Offer, its implementation, the proposed direct or indirect acquisition of any shares or other securities in, or control of, ABN AMRO or any member of the ABN AMRO Group by Barclays or any member of the Barclays Group, the implementation of the Structuring Action and the operation of the Combined Group in accordance with the Merger Protocol have been obtained from all appropriate Third Parties (including without limitation any person or body with whom any member of the Combined Group has entered into any contractual arrangements) and remain in full force and effect and are not subject to any material term or condition which has not been satisfied or fulfilled;

(c)	waiting periods (or extensions thereof) under any applicable legislation or regulation of any jurisdiction during which any Third Party may oppose or take or announce steps which could impede the Merger or the Offer, its implementation, the proposed direct or indirect acquisition of any shares or other securities in, or control of, ABN AMRO or any member of the ABN AMRO Group by Barclays or any member of the Barclays Group, the implementation of the Structuring Action or the operation of the Combined Group in accordance with the Merger Protocol (or which in any other way would reasonably be expected to materially and adversely affect ABN AMRO or Barclays or any member of the Combined Group) have expired, lapsed or been terminated; and

(d)	statutory or regulatory obligations in any jurisdiction for or in respect of the Merger or the Offer, its implementation, the proposed direct or indirect acquisition of any shares or other securities in, or control of, ABN AMRO or any member of the ABN AMRO Group by Barclays or any member of the Barclays Group, the implementation of the Structuring Action and the operation of the Combined Group in accordance with the Merger Protocol have been complied with, where the failure to make those notifications, filings or applications, to obtain those Authorisations, to wait for the expiry, lapse or termination of such waiting period or to comply with such obligations would result in Barclays or any member of the Barclays Group contravening any law, would reasonably be expected to materially and adversely affect ABN AMRO or Barclays or any member of the Combined Group or would otherwise mean that Barclays cannot reasonably be expected to continue with the Offer or the Merger or declare the Offer unconditional (gestanddoening) and other than those notifications, filings, applications and obligations and, in relation to the Structuring Action, those Authorisations and waiting periods that cannot be made, be complied with, be obtained, expire or lapse before the consummation of the Offer;

6.2.8	Without limitation to Section 6.2.7 above:

(a)	the Competent Regulatory Authorities in The Netherlands have given their declaration of no-objection in accordance with and to the extent required by the DFSA in respect of each person (whether or not a member of the Combined Group) who will hold, obtain or increase a qualifying holding (for the purposes of the DFSA) or exercise any control relating to such a qualifying holding in any credit institution, financial institution, UCITS management company, investment firm, insurance undertaking or other undertaking, not being an aforementioned financial undertaking (financiële onderneming) within the meaning of the DFSA which is a member of the Combined Group (and for any reduction of own funds, dividend or distribution of or payment from an item of reserves, taking over of assets and liabilities, merger or reorganisation to be carried out) in connection with the Merger or the Offer, its implementation, the proposed direct or indirect acquisition of any shares or other securities in, or control of, ABN AMRO or any member of the ABN AMRO Group by Barclays or any member of the Barclays Group, the payment of any dividend or other distribution by ABN AMRO Bank or ABN AMRO following the Offer relating to the proceeds of the disposal of LaSalle, the implementation of the Structuring Action or the operation of the Combined Group in accordance with this Merger Protocol;

(b)	the FSA has notified its approval in writing in respect of each person (whether or not a member of the Combined Group) who will acquire control or any additional or increased control (for the purposes of FSMA) over any UK authorised person (within the meaning of FSMA) which is a member of the Combined Group in connection with the Merger or the Offer, its implementation, the proposed direct or indirect acquisition of any shares or other securities in, or control or management of, ABN AMRO or any member of the ABN AMRO Group by Barclays or any member of the Barclays Group, the implementation of the Structuring Action or the operation of the Combined Group in accordance with the Merger Protocol or, where no such notification has been made in respect of any such person, the period allowed under such Act for the FSA to notify any objections to such person acquiring such control or any such additional or increased control having expired without notification of such objection and the FSA has not cancelled or varied, and has not notified (or intimated that it may notify) any proposal to cancel or vary, any permission (within the meaning of FSMA) held by any such authorised person at the date of the Merger Protocol;

(c)	DNB has confirmed that it has no objection in relation to the appointment of certain nominated individuals to the ABN AMRO Boards, subject to and with effect as of the time the Offer is declared unconditional, and the FSA has approved the nominated individuals being appointed to the Barclays Board to perform the functions of a director thereof, subject to and with effect as of the time the Offer is declared unconditional;

(d)	all approvals have been received or notices have been filed under United States federal or state banking laws that are necessary to permit consummation of the Offer and the Merger, and all required waiting periods have expired;

(e)	the European Commission has issued a decision under article 6(1)(b) of the EU Merger Regulation, or is deemed to have done so under article 10(6) of the EU Merger Regulation, declaring the Merger and the Offer compatible with the Common Market without attaching to its decision any conditions or obligations and in the event that a request under article 9(2) of the EU Merger Regulation has been made by a Member State, the European Commission has indicated that it has decided not to refer the Merger or the Offer (or any part thereof) or any matter arising therefrom to a competent authority of a Member State in accordance with article 9(1) of the EU Merger Regulation;

(f)	the applicable waiting period, if any, under the HSR Act in relation to the Merger or the Offer has expired or been terminated, and no order is issued by any competent U.S. governmental authority (whether temporary, preliminary or permanent) preventing the implementation of the Merger or Offer and no U.S. governmental entity has indicated an intention or threatened to commence proceedings seeking the same and no proceedings seeking the same are pending and not finally resolved,

(g)	all notifications, filings, applications and Authorisations that are necessary in any jurisdiction in connection with the proposed acquisition by China Development Bank or Temasek (or any subsidiary of either of them) of shares in Barclays pursuant to the placement by Barclays of new Barclays Ordinary Shares with China Development Bank and Temasek as referred to in the Revised Announcement, including the Barclays Shares to be made available to existing Barclays Shareholders by way of clawback (or any resulting indirect acquisition of any interest in any member of the Barclays Group or the ABN AMRO Group) have been made or obtained from all appropriate Third Parties and any waiting periods (or extensions thereof) under any applicable legislation of any jurisdiction during which any Third Party may oppose or take or announce steps which could impede such acquisition have expired, lapsed or been terminated (except for those that cannot be made, obtained, expire or lapse before the acquisition of those shares), and (a) all such Authorisations remain in full force and effect, (b) no such Authorisations are subject to any material term or material condition which has not been fulfilled or satisfied;

6.2.9	neither Barclays nor ABN AMRO has received any notification from DNB or the FSA indicating that there is likely to be any change in the supervisory, reporting or regulatory capital arrangements and requirements that will apply in relation to the Combined Group (or any member thereof) following the consummation of the Offer by either of them before the making of the Offer;

6.2.10	the Tax Clearances from the relevant tax authorities in The Netherlands and United Kingdom have not been withdrawn or modified;

6.2.11	since the date of the Merger Protocol no Materially Burdensome Regulatory Condition having been or become reasonably likely to be imposed affecting any of the Barclays Group, the ABN AMRO Group or the Combined Group (measured on a scale relative to the relevant group);
Corporate Action

6.2.12	prior to the Closing Date and subject to the Offer being declared unconditional, the general meeting of shareholders of Barclays having passed all appropriate resolutions to give effect to (i) the Offer and the Merger and all measures to implement it, and (ii) the increase of Barclays share capital and the issue of the Barclays Shares to be issued pursuant to the Offer, subject to and with effect as of the time the Offer being declared unconditional;

6.2.13	Barclays and ABN AMRO have received copies of resignation letters from those members of the ABN AMRO Boards and those members of the management board and supervisory board of ABN AMRO Bank who, it has been agreed, shall resign subject to the Offer being declared unconditional (gestanddoening);

6.2.14	Barclays and ABN AMRO have received copies of resignation letters from those members of the Barclays Board who, it has been agreed, shall resign subject to the Offer being declared unconditional (gestanddoening);
Approval Offer Documents and Listing

6.2.15	the Registration Statement has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn;

6.2.16	confirmation has been given by the applicable listing authority and/or relevant stock exchange that, subject to the Offer being declared unconditional (gestanddoening), the Barclays Shares or a portion thereof as reasonably determined by Barclays and having consulted ABN AMRO and having taken into account its reasonable requests, shall have been authorised or approved, as the case may be for listing and trading on the London Stock Exchange, Euronext Amsterdam, the Tokyo Stock Exchange and on the NYSE;

6.2.17	Barclays and ABN AMRO have not received any notification from the FTSE 100 Committee indicating that it has withdrawn or modified, or may withdraw or modify, its confirmation provided to Barclays before the making of the Offer to the effect that Barclays Shares will continue be included in the FTSE 100 Index with full “weighting” as a single line of stock following the Offer being declared unconditional and the issue of the Barclays Shares;

Illegality, Litigation and Insolvency

6.2.18	on or prior to the Closing Date Barclays and ABN AMRO have not received a notification from the AFM pursuant to Clause 32a Bte 1995 that the preparations of the Offer are in breach of Chapter IIA of the Wte 1995, as amended from time to time, in which case, pursuant to those rules, securities institutions (effecteninstellingen) would not be permitted to co-operate with the execution and completion of the Offer;

6.2.19	there has been no event, circumstance or series of linked events or circumstances, and no event, circumstance or series of linked events or circumstances has become known to Barclays that was not fairly disclosed in the ABN AMRO accounts for the year ended 31 December 2006 or in any public announcements by or on behalf of ABN AMRO before the date of the Merger Protocol or fairly disclosed in writing by ABN AMRO to Barclays before the execution of the Merger Protocol, and that has, or can be reasonably be expected to have, a negative impact on the consolidated operating income of ABN AMRO equal to 5 percent or more of the consolidated operating income as stated in the Accounts of ABN AMRO for the year ended 31 December 2006;

6.2.20	there has been no event, circumstance or series of linked events or circumstances, and no event, circumstance or series of linked events or circumstances has become known to ABN AMRO that was not fairly disclosed in the Barclays accounts for the year ended 31 December 2006 or in any public announcements by or on behalf of Barclays before the date of the Merger Protocol or fairly disclosed in writing by Barclays to ABN AMRO before the execution of the Merger Protocol, and that has, or can be reasonably be expected to have, a negative impact on the consolidated operating income of Barclays equal to 5 percent or more of the consolidated operating income as stated in the Accounts of Barclays for the year ended 31 December 2006;

6.2.21	the Merger Protocol has not been terminated;

6.2.22	all regulatory approvals required for completion of the LaSalle Agreement or a Sale Contract, as the case may be, in accordance with its terms have been obtained and the LaSalle Agreement has completed in accordance with its terms or an agreement relating to the sale of LaSalle by ABN AMRO Bank, other than the LaSalle Agreement has completed in accordance with its terms;

6.2.23	before the Closing Date, the ABN AMRO Boards having confirmed in writing, and having made an appropriate press release confirming, their unanimous recommendation of the Offer for acceptance by the holders of ABN AMRO Shares and the ABN AMRO ADSs;

In addition, the obligation of the Offeror to declare the Offer unconditional shall be subject to the condition precedent that no Third Party declares or reaffirms that it makes or intends to make an offer or an amended offer for shares in ABN AMRO. In case this condition precedent is not fulfilled, Barclays may change the consideration offered in the Offer, provided that the change shall not comprise a decrease of the consideration offered in the Offer compared to the consideration offered by the Offer just prior to the time such change is made. The Offeror has agreed with ABN AMRO that for so long as the Merger Protocol is not terminated it shall not invoke this condition precedent without announcing a change to the consideration (not being a decrease) offered in the Offer, unless it has obtained the prior written agreement of ABN AMRO.

The section above referring to “intends to make an offer” does not include the current offer by the Royal Bank of Scotland Group PLC, Fortis N.V., Fortis SA/NV and Banco Santander S.A., acting together through RFS Holding B.V., on the terms and conditions as announced on 20 July 2007, but it does for example include any amendment to that offer or the terms and conditions of that offer (including an amendment, or waiver of, any of the offer conditions), any new offer or a reaffirmation of any offer by the Consortium or any declaration in relation thereto by the Consortium.

The above is without prejudice to the ability of Barclays to change the consideration of the Offer in case it reasonably determines that one or more other Offer Conditions are not or will not be fulfilled. As also set out in Section 5.1 (Considerations Offered), any change to the consideration of the Offer shall be publicly announced by way of publication of a press release and/or a supplemental offer memorandum that contains additional information in relation to such change, which will prior to its publication be submitted to AFM in accordance with article 9v of the Bte 1995. The Acceptance Period shall expire not earlier than 10 Business Days after the publication of such press release.

Each of Barclays and ABN AMRO undertakes to use its reasonable endeavours to procure the fulfillment of the Offer Conditions set out in Clause 6.2.7(a), Clause 6.2.7(b), Clause 6.2.7(d), Clause 6.2.8(d) and Clause 6.2.14 as soon as reasonably practicable.

Barclays and ABN AMRO have made all of the relevant filings globally which are now due where a consent or notification is required in respect of the Offer. Some such approvals have already been received (including from the FSA) and it is expected that substantially all remaining approvals will be received by the end of August 2007, and in any case prior to the Closing Date. Until all approvals have been received, Barclays and ABN AMRO will continue to communicate and work with the appropriate regulatory authorities to ensure that all approvals are received at the earliest opportunity.

The circumstances under which the Merger Protocol can be terminated, which termination is referred to in the Offer Condition in Clause 6.2.21, include a termination of the Merger Protocol that is mutually agreed by Barclays and ABN AMRO and the circumstances described in Section 6.20.6 (Termination). Barclays may not invoke the Offer Condition in Clause 6.2.21 if non-fulfilment of such Offer Condition is solely within the control of the Offeror.

The Offer Conditions in Clauses 6.2.1 (without prejudice to the approval rights of the ABN AMRO Supervisory Board as described therein), 6.2.2, 6.2.3, 6.2.5, (in relation to (i) under the definition of Frustrating Action and in relation to (ii) and (iii) under such definition to the extent relating to any member of the ABN AMRO Group), 6.2.6(a), 6.2.11, 6.2.13, 6.2.19, 6.2.22 and 6.2.23 for the benefit of Barclays and may be waived by Barclays (either in whole or in part) at any time by written notice to ABN AMRO.

The Offer Conditions in Clauses 6.2.4, 6.2.5 (in relation to (ii) and (iii) under the definition of Frustrating Action to the extent relating to any member of the Barclays Group), 6.2.6(b), 6.2.14 and 6.2.20 are for the benefit of ABN AMRO and may be waived by ABN AMRO (either in whole or in part) at any time by written notice to Barclays.

The Offer Conditions in Clauses 6.2.7 to 6.2.10 (inclusive), 6.2.12, 6.2.15 to 6.2.18 (inclusive) and 6.2.21 are for the benefit of both Barclays and ABN AMRO, and may be waived (either in whole or in part) by either the Offeror or ABN AMRO subject to agreement in writing from respectively either ABN AMRO or the Offeror (except that Barclays shall only require the agreement of ABN AMRO to waive the Offer Conditions in Clauses 6.2.7 or 6.2.8 to the extent that the Offer Conditions in question relate to requirements applicable to members of the ABN AMRO Group or if the failure to fulfill the Offer Conditions in question would reasonably be expected to materially and adversely affect the ABN AMRO Group taken as a whole or the achievement of Barclays and ABN AMRO of the agreed upon objectives of business strategy and future governance).

The Offer Condition in Clause 6.2.18 may only be waived if, following receipt of a notification as referred to in the Offer Condition in Clause 6.2.18, such notification has been or will be revoked by the AFM, if such notification is overruled by a court decision or after consultation with the AFM.

A waiver by Barclays of Offer Condition 6.2.1 will require approval of the ABN AMRO Supervisory Board in the event the tendered ABN AMRO Shares (including ABN AMRO ADSs), together with the ABN AMRO Shares (including ABN AMRO ADSs) already held by Barclays at the Closing Date would represent less than 50% (fifty percent) plus one of the voting rights represented by ABN AMRO’s issued and outstanding share capital and would represent less than 50% (fifty percent) plus one of the ABN AMRO Ordinary Shares (including ABN AMRO ADSs) in ABN AMRO’s issued and outstanding ordinary share capital (excluding any ABN AMRO Ordinary Shares (including ABN AMRO ADSs) held by ABN AMRO or its subsidiaries).

Barclays has undertaken to the China Development Bank not to waive (a) the 80 percent minimum acceptance condition to less than 70 percent, (b) any of the material adverse change conditions, or (c) any right to terminate, rescind or withdraw the Offer, without prior consultation with China Development Bank and having due regard to its views.

If any Offer Condition becomes permanently incapable of fulfillment and this is caused as a result of a breach of the Merger Protocol (other than a non-intentional (niet-opzettelijke) breach) by either Barclays or ABN AMRO for whose benefit the Offer Condition is expressed to be agreed, such Offer Condition shall be deemed to be waived by either Barclays or ABN AMRO by written notice from either Barclays or ABN AMRO whereupon the ability to waive such Offer Condition shall pass to either Barclays or ABN AMRO.

Barclays and ABN AMRO will notify each other forthwith of any facts or circumstances which they become aware might reasonably be expected to cause non-fulfillment of any Offer Condition.

6.3	Arrangements with China Development Bank and Temasek

6.3.1	Introduction

On 23 July 2007 the Barclays Board announced an investment by China Development Bank and Temasek of up to EUR 13.4 billion (GBP 9 billion) in Barclays through the subscription by China Development Bank and Temasek for Barclays Ordinary Shares[8]. Of this amount China Development Bank and Temasek have agreed to subscribe EUR 3.6 billion (GBP 2.4 billion) for the Unconditional CDB Shares and the Unconditional Temasek Shares and they will subscribe a further EUR 8.1 billion (GBP 5.4 billion), conditionally upon completion of the Merger, for the Conditional CDB Shares and the Conditional Temasek Shares. The remaining EUR 1.7 billion (GBP 1.1 billion) of the total amount which China Development Bank and Temasek committed to subscribe will be subscribed for by certain existing Barclays Shareholders and other institutional investors pursuant to the Clawback Placing described below.

Barclays and China Development Bank will broaden their relationship from strategic co-operation to a strategic partnership as a result of which China Development Bank will become a major shareholder and will subscribe on 14 August 2007 an initial EUR 2.2 billion (GBP 1.5 billion) for the Unconditional CDB Shares (or 3.1 per cent. of Barclays current issued share capital). Subject to regulatory approval and completion of the Merger, China Development Bank has agreed to subscribe a further EUR 6.4 billion (GBP 4.3 billion) for the Conditional CDB Shares.

Temasek will also become a major shareholder in Barclays through the subscription of EUR 1.4 billion (GBP 1.0 billion) for the Unconditional Temasek Shares (or 2.1 per cent. of Barclays current issued share capital). Temasek has further agreed to subscribe EUR 1.7 billion (GBP 1.1 billion) for the Conditional Temasek Shares conditional upon the completion of the Merger.

The Barclays Board and the management of Barclays are pleased to build on the long-standing relationship with China Development Bank making it now a strategic partner and a strategic shareholder. Barclays also welcomes Temasek as a major shareholder. The management of Barclays believes there are substantial benefits for each of Barclays, China Development Bank and Temasek as a result of these arrangements.

8	This amount was subsequently reduced by EUR 1.7 billion (GBP 1.1 billion) to reflect the results of the Clawback Placing.

6.3.2	Investment by China Development Bank

China Development Bank will invest a total of EUR 8.5 billion (GBP 5.8 billion) in the Combined Group and has entered into a strategic partnership with Barclays which establishes a framework for their strategic co-operation. Barclays will assist and advise China Development Bank in its evolution from a policy driven bank to a commercially operated financial institution. The two parties will jointly explore international business opportunities, including:

(a)	cross-referral of clients, when the clients’ needs can be better met by the other partner;

(b)	extensive training and talent management. China Development Bank will use Barclays global presence to identify and recruit talent outside China, and will benefit from the provision of extensive training and the regular secondment of managers from Barclays; and

(c)	collaboration in commodities products, where Barclays Capital is already established as one of the world’s leading firms.

In addition, China Development Bank will use BGI as one of its preferred asset managers. Both parties have agreed to cooperate where further opportunities to develop new markets and products in the region are identified. Barclays will provide expertise and advice in fields including risk management, corporate governance and in IT strategy and procurement.

Barclays and China Development Bank have agreed that:

(a)	On 14 August 2007 China Development Bank will invest EUR 2.2 billion (GBP 1.5 billion) in Barclays through an unconditional subscription for the Unconditional CDB Shares (representing 3.1 percent, of Barclays existing issued share capital), under the CDB Subscription Agreement at GBP 7.20 per share;

(b)	China Development Bank will invest (pursuant the mechanics described below) a further EUR 6.4 billion (GBP 4.3 billion) in Barclays for the Conditional CDB Shares under the Conditional CDB Investment Agreement at a price of GBP 7.40 per share conditional on the Merger completing, resulting in a shareholding in the Combined Group of approximately 6.8 percent;

(c)	On 23 July 2007 China Development Bank purchased warrants (for a total price of GBP 1.0) in respect of 61 million Barclays Ordinary Shares with an exercise price of GBP 7.80 per share. The warrants become exercisable only if the Offer becomes unconditional and they are then exercisable for a period of two years thereafter. If the warrants were exercised in full, China Development Bank’s shareholdings in the Combined Group would rise by 0.5 percent;

(d)	China Development Bank will be entitled to nominate a non-executive director to the Barclays Board as of 14 August 2007;

(e)	China Development Bank will be free to acquire additional shares in Barclays on the open market subject to a standstill agreement limiting its shareholding to below 10 percent for three years from 23 July 2007; and

(f)	China Development Bank has agreed not to enter into a business collaboration agreement of a similar nature with another major banking institution with global operations.

This partnership will provide Barclays unprecedented access jointly to deliver financial services to the rapidly growing Chinese market. Through Barclays Capital and BGI, Barclays has built up leading franchises across Asia. The partnership with China Development Bank will strengthen Barclays already strong Asian franchise. Particular areas of focus for Barclays include near term opportunities in Wealth and Asset Management. The Merger creates even greater opportunities both for China Development Bank and the Combined Group, particularly as ABN AMRO brings a world class trade finance and payments platform to service Chinese businesses and has an attractive retail and wholesale franchise both in China and in countries that represent important trade partners for China.

Through its investment in Barclays and strategic partnership, China Development Bank will enhance its ability to serve Chinese corporations and institutions. China Development Bank will gain access to Barclays extensive international franchise in order to facilitate international commerce for Chinese companies. The partnership will also give China Development Bank access to the leading product expertise that Barclays has developed in its universal banking model, such as in structured products, enabling China Development Bank to leverage these skills in its domestic market. China Development Bank will have opportunities to learn best practices from Barclays in terms of customer service, product development and corporate governance. This will improve China Development Bank’s understanding of global financial services.

Pursuant to the settlement mechanics under the Conditional CDB Investment Agreement and the terms of the Offer, China Development Bank will pay to Barclays (who will receive it on behalf of accepting ABN AMRO Ordinary Shareholders) a portion of the Cash Consideration due to them under the Offer, and in consideration thereof Barclays will allot and issue the Conditional CDB Shares to China Development Bank on the basis of a price of GBP 7.40 per share. The cash payments to accepting ABN AMRO Ordinary Shareholders will be distributed on the Settlement Date(s) by Barclays together with the balance of the Cash Consideration and the share consideration due to them. These arrangements are part of, and are therefore conditional upon, the Offer. ABN AMRO Ordinary Shareholders will have no contractual relationship with China Development Bank under the Offer. The maximum aggregate amount which may be paid by China Development Bank pursuant to these arrangements is EUR 6.4 billion (GBP 4.3 billion).

The consideration for the allotment of the Barclays Ordinary Shares to China Development Bank under the Conditional CDB Investment Agreement shall be the transfer to Barclays by tendering ABN AMRO Ordinary Shareholders of the appropriate portion of their shares, and the agreement by China Development Bank to make the cash payments as described above.

Please see paragraph 10.1 of Part XII (Additional Information) of the Barclays Prospectus for a description of the terms and conditions of the CDB Subscription Agreement and the Conditional CDB Investment Agreement.

6.3.3	Investment by Temasek

Temasek has agreed to become a major shareholder in Barclays and will invest a total of EUR 3.1 billion (GBP 2.1 billion) in the Combined Group.

Barclays and Temasek have agreed that:

(a)	On 14 August Temasek will invest EUR 1.4 billion (GBP 1.0 billion) in Barclays through an unconditional subscription for the Unconditional Temasek Shares (representing 2.1 percent. of Barclays existing issued share capital) under the Temasek Subscription Agreement at GBP 7.20 per share;

(b)	Temasek will also invest a further EUR 1.7 billion (GBP 1.1 billion) for the Conditional Temasek Shares through the Temasek Subscription Agreement at a price of GBP 7.40 per share conditional on the Merger completing;

(c)	Temasek’s resulting shareholding in the Combined Group would be approximately 2.5 percent;

(d)	On 23 July 2007 Temasek purchased warrants (for a total price of GBP 1.0) in respect of 61 million Barclays Ordinary Shares with an exercise price of GBP 7.80 per share. The warrants become exercisable only if the Offer becomes unconditional and they are then exercisable for a period of two years thereafter. If the warrants were exercised in full Temasek’s shareholding in the Combined Group would rise by 0.5 percent; and

(e)	Temasek will be entitled to nominate a non-executive Director to the Barclays Board if the Merger becomes unconditional.

The investment by Temasek in Barclays is consistent with its strategy of creating successful partnerships through long-term investments. Temasek will be able to bring its deep rooted knowledge and expertise in the Asian market. Temasek is widely recognised as one of the world’s most successful international equity investors. Temasek also has extensive experience investing in the financial services sector and currently owns significant investments in 14 banks.

Please see paragraph 10.1 of Part XII (Additional Information) of the Barclays Prospectus for a description of the terms and conditions of the Temasek Subscription Agreement and the Conditional CDB Investment Agreement.

6.3.4	Clawback Placing to certain existing Barclays Shareholders and certain other institutional investors

In addition to agreeing to subscribe for the Conditional CDB Shares and the Conditional Temasek Shares, China Development Bank and Temasek had also agreed, pursuant to the Conditional CDB Investment Agreement and the Temasek Subscription Agreement, to subscribe for further Barclays Ordinary Shares. However, in order to ensure that certain existing Barclays Shareholders and certain other institutional investors could subscribe for Barclays Ordinary Shares on the same financial terms as China Development Bank and Temasek, both investors agreed that part of their allocation could be made available to such existing Barclays Shareholders and certain other institutional investors by way of the Clawback Placing which was announced on 23 July 2007.

These Barclays Ordinary Shares were offered at a price of GBP 7.40 per share to certain existing Barclays Shareholders and certain other institutional investors (determined in Barclays sole discretion) on 23 and 24 July 2007. As a result of some of these Barclays Shareholders agreeing to subscribe for the Clawback Shares, China Development Bank and Temasek will not have the Clawback Shares issued to them and their aggregate subscription amounts have been reduced accordingly. The issue of the Clawback Shares to these existing Barclays Shareholders and other institutional investors is conditional upon the Offer being declared unconditional and they will only be issued following the Offer being declared unconditional.

Immediately after the Effective Date, China Development Bank will hold approximately 6.8 percent of the Combined Group, Temasek approximately 2.5 percent and existing Barclays Shareholders (including the existing Barclays Shareholders and other institutional investors who agreed to subscribe for the Clawback Shares) 55.6 percent.

6.3.5	Subsequent Share Buy-back Programme

The total proceeds from the issuance of the Unconditional CDB Shares and the Unconditional Temasek Shares to Temasek and China Development Bank on 14 August 2007 will amount to EUR 3.6 billion (GBP 2.4 billion) and this amount is unconditionally committed. On 23 July 2007, the Barclays Board announced the Share Buy-back Programme (which commenced on 6 August 2007) to minimise the dilutive effect of the issuance of Barclays Ordinary Shares to China Development Bank and Temasek on the existing Barclays Shareholders. Pursuant to the Share Buy-back Programme, Barclays instructed JPMorgan Cazenove Limited to repurchase a number of Barclays Ordinary Shares equal to the lesser of (i) the number of the Unconditional CDB Shares and Unconditional Temasek Shares to be issued on 14 August 2007 (336.8 million Barclays Ordinary Shares), and (ii) such number of Barclays Ordinary Shares as JPMorgan Cazenove Limited is able to acquire using the proceeds of the Unconditional Investment (EUR 3.6 billion (GBP 2.4 billion)). The Share Buy-back Programme will be suspended during the 10 trading days prior to the expiry of the Offer Acceptance Period (as it may be extended time to time). The Share Buy-back Programme is being conducted on market by JPMorgan Cazenove Limited as an independent third party on behalf of Barclays pursuant to Barclays existing general shareholder authority. The existing authority for Barclays to purchase its own shares was granted at the Annual General Meeting of the Company held on 26 April 2007 and if Resolution 5 (as set out in the Circular) is passed at the Barclays Extraordinary General Meeting, will (subject to the Merger becoming Effective) be substituted by the authority granted pursuant to Resolution 5 (as set out in the Circular).

6.4	Barclays entities involved in the Offer
In effecting the Primary Exchange as described in Section 5.1.1 (under Election of Exchange Alternatives), Barclays will be involving its two Dutch subsidiary companies Barclays Investments (Netherlands) and Barclays (Netherlands). Barclays Investments (Netherlands) is a company wholly owned by Barclays which, in turn, owns the entire issued share capital of Barclays (Netherlands). The shares of Barclays (Netherlands) are held in the Euroclear Nederland System. Barclays Investments (Netherlands) and Barclays (Netherlands) have been incorporated by Barclays after the initial announcement and have not transacted and will not before the Offer is completed transact any business other than their activities in the context of the Offer described herein.
In consideration for ABN AMRO Ordinary Shareholders transferring the ABN AMRO Ordinary Shares held by them to Barclays (Netherlands), Barclays Investments (Netherlands) will transfer Barclays

(Netherlands) Shares to the Nominee. The Nominee will, pursuant to the irrevocable instructions of the ABN AMRO Ordinary Shareholders who selected the Primary Exchange, subsequently transfer the Barclays (Netherlands) Shares to Barclays. In exchange for the transfer to it of the Barclays (Netherlands) Shares, Barclays will issue New Barclays Ordinary Shares to the ABN AMRO Ordinary Shareholders. All irrevocable instructions are subject to available rights to withdraw tenders of ABN AMRO Ordinary Shares in accordance with Section 5.11 (Withdrawal Rights).

6.5	DR Preference Share Offer

6.5.1	Description of DR Preference Share Offer

ABN AMRO Shareholders tendering their DR Preference Shares under the DR Preference Share Offer may elect to receive either EUR 0.59 in cash for each DR Preference Share, or subject to the passing of the Preference Share Resolutions at the Barclays Shareholder Meetings, 0.59 of a Barclays Preference Share for each DR Preference Share tendered and delivered, subject to the Offer being declared unconditional. The aggregate consideration payable for the DR Preference Shares will be approximately EUR 808 million assuming all of the DR Preference Shares currently in issue are tendered for cash.

The Barclays Preference Shares will be issued on or prior to the Settlement Date in definitive registered form with a nominal value of EUR 1. Non-cumulative preferential dividends will be paid on the Barclays Preference Shares at a rate per annum of one percent above the rate (the “Rate”) calculated from the annual swap rate (the “Annual Swap Rate”) for 5 year Euro swap transactions appearing on Bloomberg Screen BTMM EU Page under the heading “Euro Swaps” as of 10.00 a.m. London time on the date which is two euro business days preceding the date of issue of the Barclays Preference Shares decompounded on a semi-annual basis by applying the following formula:
R = {[(1+S/100)^0.5]-1}*200

where R = the Rate,

and S = the Annual Swap Rate,

which preferential dividend will be payable semi-annually in arrear until 15 December 2012 and thereafter at a rate, reset semi-annually, of one percent per annum above the Euro interbank offered rate for six-month euro deposits, and will be payable in equal instalments semi-annually in arrear on the dividend payment dates. For so long as any of the 875,000 staff shares of GBP 1 each in the capital of Barclays (the “Staff Shares”) remain in existence, dividends will only be paid on the Barclays Preference Shares if dividends are paid at the same time on the Staff Shares.

Dividends are payable at the discretion of the Barclays Board even when distributable profits are available and will be paid only to the extent that payment of the same can be made out of profits of Barclays available for distribution and permitted by law. If undeclared, the rights of holders of the Barclays Preference Shares to receive the relevant dividend will be lost either entirely or as to the part not declared and Barclays will have no obligation in respect of the amount of dividend not declared either to pay the dividend for such period or to pay interest thereon.

The Barclays Preference Shares are perpetual securities and have no maturity date. However, the Barclays Preference Shares are redeemable in whole, or in part, at the option of Barclays, subject to prior notification to the FSA (if required) and provided that at the time of redemption the group of which Barclays is a part is in compliance with the main BIPRU Pillar rules (applicable to it on a consolidated basis) (and will continue to be so immediately after redemption), on 15 December 2012 and on each subsequent relevant payment date at a price equal to EUR 1.

On a winding-up or other return of capital and for so long as any Staff Shares remain in issue, the Barclays Ordinary Shares, the Staff Shares and the Barclays Preference Shares shall rank pari passu in proportion to the amounts paid up or credited as paid up on the shares of each class, except that (i) in the event of a winding up of Barclays the holders of the Staff Shares shall be entitled to participate in the surplus assets available for distribution among the members to the extent of the amounts paid up on the Staff Shares held by them respectively plus 10 percent of such amounts, but shall not further participate in surplus assets and (ii) the holders of the Barclays Preference Shares shall only be entitled participate in the assets of Barclays available for distribution among the members up to an amount equal to an aggregate of EUR 1 per Barclays Preference Share, but shall not be entitled to participate further in such assets.

In the event that there are no Staff Shares in existence at the time of such winding-up or other return of capital then the assets of Barclays available for distribution among the members shall be applied in paying to holders of the Barclays Preference Shares an amount equal to the aggregate of EUR 1 per Barclays Preference Share in priority to any payment to the holders of Barclays Ordinary Shares and any other class of shares in the capital of Barclays then in issue ranking junior to the Barclays Preference Shares on such a return of capital and pari passu with the holders of any other class of shares in the capital of Barclays then in issue but the holders of the Barclays Preference Shares shall not be entitled to participate further in the assets of Barclays available for distribution among the members. Barclays is not permitted to create any class of shares ranking as regards participation in the profits or assets of Barclays in priority to the Barclays Preference Shares, save with the sanction of a special resolution of a separate general meeting of the holders of the Barclays Preference Shares or with the consent in writing of the holders of three-fourths of the Barclays Preference Shares.

The Barclays Preference Shares will not be convertible into Barclays Ordinary Shares and holders of Barclays Preference Shares will not be entitled to any pre-emptive right in respect of any issue of Barclays Ordinary Shares nor will they be entitled to vote at general meetings of Barclays.

6.5.2	The Foundation

All Underlying Convertible Preference Finance Shares are held by the Foundation. The Foundation acts as record owner and has issued DR Preference Shares evidencing ownership interests in Underlying Convertible Preference Finance Shares to their beneficial owners. The voting rights on the Underlying Convertible Preference Finance Shares, although formally held by the Foundation, are exercised in practice by the DR Preference Shareholders, since voting proxies are issued to the DR Preference Shareholders by the Foundation under all circumstances. The Foundation, in principle, does not exercise its voting rights. The voting rights of the DR Preference Shareholders are calculated on the basis of the equity participation of the (depositary receipts issued for the) Underlying Convertible Preference Finance Shares in proportion to the value of the ABN AMRO Ordinary Shares. The voting rights on the Underlying Convertible Preference Finance Shares granted to a DR Preference Shareholder by proxy will correspond to the nominal value of one DR Preference Share in relation to the economic (market) value of one ABN AMRO Ordinary Share multiplied by (i) the number of DR Preference Shares held by such DR Preference Shareholder and (ii) the number of votes that may be cast on one ABN AMRO Ordinary Share. The economic (market) value of the ABN AMRO Ordinary Share shall be equal to the price of the ABN AMRO Ordinary Shares at the close of the last Euronext Trading Day in the month preceding the convocation of the general meeting of shareholders of ABN AMRO. In short, the voting rights on the Underlying Convertible Preference Finance Shares granted to a DR Preference Shareholder by proxy is calculated according to the formula: I((nominal value of one DR Preference Share/ economic (market) value of one ABN AMRO Ordinary Share) * number of DR Preference Shares held) * the number of votes that may be cast on one ABN AMRO Ordinary ShareJ. The voting rights on the Underlying Convertible Preference Finance Shares granted to a DR Preference Shareholder by proxy will be rounded off downwards to the nearest rounded number of voting rights.

6.5.3	Agreement between the Foundation, the Offeror and ABN AMRO

Barclays and ABN AMRO propose to seek agreement with the Foundation prior to the Closing Date, pursuant to which:

(i)	both the Foundation and ABN AMRO severally agree to take all necessary action to exchange any DR Preference Shares for Underlying Convertible Preference Finance Shares, if and when requested by Barclays, including, but not limited to, the amendment of the trust conditions (administratievoorwaarden) of the Foundation dated 5 August 2004 necessary for such exchange; and

(ii)	Barclays undertakes that it shall not exercise more voting rights on the Underlying Convertible Preference Finance Shares than it could exercise as holder of DR Preference Shares for as long as the ABN AMRO Ordinary Shares are listed on Eurolist by Euronext Amsterdam (see 6.5.2 above).

As set out in Section 6.2.2 above, it is a condition to the Offer that such an agreement is entered into and remains in full force and effect as at the Closing Date.

6.6	Description of implications of the Merger for participants in the ABN AMRO Employee Share Plans
The Merger Protocol contains provisions in relation to the treatment of options and awards under the ABN AMRO Employee Share Plans. Barclays and ABN AMRO are considering the proposed treatment of options and awards under the ABN AMRO Employee Share Plans although the treatment has not, at the date of this document, been finalised.
The following is a summary of the proposals relating to the ABN AMRO Share Award Plan and the ABN AMRO Stock Option Plans (being those employee plans under which subsisting options or awards have been granted over or in respect of ABN AMRO Shares) which at the date of this document have been considered by Barclays and ABN AMRO. The summary is without prejudice to further or alternative proposals that Barclays and ABN AMRO may agree within the parameters and in the context of both the Merger Protocol and the rules of the ABN AMRO Share Award Plan and the ABN AMRO Stock Option Plans and any applicable laws.
The normal vesting dates for outstanding awards granted under the ABN AMRO Share Award Plan, which are subject to both performance conditions and service conditions, have not yet occurred. Barclays has proposed that awards under the ABN AMRO Share Award Plan will be replaced, as permitted under the rules of those plans and subject to any applicable laws, with awards over or in respect of Barclays Shares on terms satisfying the provisions of those plans and consistent with the Merger Protocol, and ABN AMRO is considering this proposal.
Apart from certain options granted in 2005 under the ABN AMRO Stock Option Plans, all subsisting options have already vested and are therefore currently exercisable subject to any applicable laws. The intention of ABN AMRO and Barclays is that options over or in respect of ABN AMRO Shares under the ABN AMRO Stock Option Plans which are not already exercisable shall vest and become exercisable in full, in accordance with and to the extent permitted by the rules of the relevant ABN AMRO Stock Option Plans, when the Offer becomes unconditional. After the Offer becomes unconditional, options not yet exercised will be exercisable for a limited period after which they will lapse. Subject to any applicable laws and the relevant terms, options to acquire ABN AMRO Shares that are exercised will be satisfied in ABN AMRO Shares.
In relation to awards over or in respect of ABN AMRO Shares under the ABN AMRO Share Investment and Matching Share Plan (which are not subject to performance conditions), it is intended that, as provided for in the rules of that plan and subject to any applicable laws, awards will vest in full when the Offer becomes unconditional.
Barclays and ABN AMRO have agreed that the proposals that shall be agreed between them and made to holders of subsisting options and awards under the ABN AMRO Employee Share Plans in due course should not have any material incremental accounting costs for either party nor cause the EUR 250 million cap set out in the Merger Protocol on the amount of cash payable in respect of the cash settlement or cancellation of options and awards over ABN AMRO Shares to be exceeded.

6.7	Interests of ABN AMRO Board members in the Merger
Members of the ABN AMRO Boards have relationships, agreements or arrangements that provide them with interests in the Merger that may be in addition to or different from interests of ABN AMRO Shareholders. These interests include the following.
ABN AMRO Managing Board Members. The Combined Group Board is expected to include Mr. Groenink (a proposed non-executive member of the Combined Group Board) and Mr. Boumeester (the proposed Chief Administrative Officer of the Combined Group Board). As of the completion of the Exchange Offer and the combination of ABN AMRO and Barclays, the Combined Group will be managed by a Group Executive Committee consisting of eight members. The Committee is expected to include Mr. Boumeester, Mr. Overmars, the proposed Chief Executive Officer of continental Europe and Asia of the global retail and commercial banking segment of the Combined Group and Mr. Teerlink, the proposed Chief Operating Officer of the global retail and commercial banking segment of the Combined Group. Mr. Jiskoot is expected to become a Vice Chairman of Barclays Capital with senior responsibility for client relationships.

Mr. Boumeester will be eligible to be considered for a discretionary annual bonus award (including mandatory deferral into Barclays Executive Share Award Scheme) and for annual participation in long term incentive plan awards under the Barclays Performance Share Plan. In respect of 2008 it has been agreed he will receive a minimum bonus (including the Executive Share Award Scheme element) of 100% of base salary (capped at 250% of annual salary) and he will be recommended for a Barclays Performance Share Plan award with an aggregate market value on the day of the award of £600,000.
ABN AMRO Supervisory Board Members. In addition, pursuant to the terms of the Merger Protocol, Mr. Martinez, the current chairman of the ABN AMRO Supervisory Board, is expected to become the chairman of the Combined Group and Mr. Kramer, Ms. Mass-de Brouwer, Mr. Ruys, Mr. Olijslager, Mr. Scaroni and Mr. van den Bergh, are expected to become members of the Combined Group. In addition, it is expected the ABN AMRO will nominate additional members of the ABN AMRO Supervisory Board to serve on the Combined Group Board, Members of the ABN AMRO Supervisory Board who will serve on the Combined Group Board are expected to be compensated for their services in accordance with Barclays fee structure for non-executive directors.
Beneficial Ownership of ABN AMRO Securities. As of December 31, 2006, the members of the ABN AMRO Managing Board, the ABN AMRO Supervisory Board and executive management beneficially owned a total of 387,232 ABN AMRO Ordinary Shares, representing less than 0.02% of the total ABN AMRO Ordinary Shares outstanding as of that date.
Indemnification of former members of ABN AMRO Boards. The indemnification of former members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board by the combined company in relation to inaccuracies or material misstatements in the parts of the applicable disclosure documentation for which such individual is or was responsible solely in his capacity as a proposed member of the relevant board with respect to the period prior to such person becoming a director to the same extent as available to members of the applicable board on the date of such documentation.

6.8	Interests of the Barclays Directors and Executive Officers
You should be aware that members of the Barclays Board and its executive management have relationships, agreements or arrangements that provide them with interests in the combination that may be in addition to or different from those of the holders of Barclays Ordinary Shares or Barclays ADSs. The Barclays Board was aware of these relationships, agreements and arrangements during its deliberations on the merits of the combination. See Section 6.14 (Reasons for the Offer and the Merger).
Barclays Directors. Pursuant to the terms of the Merger Protocol, Marcus Agius, the current Chairman of the Barclays Board, is expected to become the Deputy Chairman of the Group Board of Directors and is expected to remain Chairman of Barclays Bank PLC. In addition, the Group Board of Directors is expected to include John Varley (the Chief Executive Officer of Barclays), Bob Diamond (the President of Barclays and CEO of Investment Banking and Investment Management), Frits Seegers (the Chief Executive Officer of the global retail and commercial banking segment of Barclays) and Chris Lucas (the Group Finance Director of Barclays), each of whom serve as members of the Barclays Board prior to the effective date of the combination. In addition, certain other members of the Barclays Board are expected to serve as members of the Group Board of Directors.
Barclays Management. As of the completion of the combination, the Combined Group will be managed by a Group Executive Committee consisting of eight members. This Committee is expected to be chaired by John Varley, the Chief Executive Officer of Barclays, and include Bob Diamond, the President of Barclays, Frits Seegers, the Chief Executive Officer of the global retail and commercial banking segment of Barclays, Paul Idzik, the Chief Operating Officer of Barclays and Chris Lucas, the Group Finance Director of Barclays.

6.9	Background to the Transaction

6.9.1	Discussions between ABN AMRO and Barclays

The ABN AMRO Managing Board and the ABN AMRO Supervisory Board have reviewed regularly ABN AMRO’s strategic growth objectives and the means by which it may achieve these objectives, including potential business acquisitions and combinations. In particular, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board examined how ABN AMRO might execute its strategy of becoming a top five European bank by market capitalization. In addition to the “standalone” option, including growth through the acquisition of smaller banking operations, the option of merging with another European financial institution as large or larger than ABN AMRO has been part of the strategic agenda of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board. In this context, the Chairman of the ABN AMRO Managing Board, Mr. Groenink, and the Chief Executive Officer of Barclays, Mr. Varley, have had regular contact over the past few years.

On March 18, 2005, Mr. Groenink and Mr. Varley met to discuss the possibility of a business combination in connection with ABN AMRO’s continuing review of its business and prospects. In advance of the meeting, ABN AMRO and Barclays separately carried out an analysis which covered, amongst other things, strategic and financial rationale for a possible combination, an impact and contribution analysis and high level synergies. The discussions between Mr. Groenink and Mr. Varley were continued at a meeting on November 23, 2005.

On December 7, 2005 and January 20, 2006, Mr. Groenink and Mr. Varley discussed the principles under which the parties would be willing to consider a business combination transaction. On March 3, 2006, another meeting was held between Mr. Groenink and Mr. Varley, at which they agreed to exchange position papers on a potential combination. ABN AMRO’s position paper was sent to Barclays on March 24, 2006 and a paper from Barclays was received by ABN AMRO shortly thereafter. Following the exchange of position papers, Mr. Groenink and Mr. Varley met on May 4, 2006 to discuss the potential strategy, vision and culture of a combined entity.

The Barclays Board, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board separately concluded that a business combination transaction between Barclays and ABN AMRO was strategically attractive. During the ABN AMRO Supervisory Board annual strategy discussion on July 27 and 28, 2006, different merger of equals options were discussed, as well as the “standalone” option with growth through the acquisition of smaller banking operations and the option of combining with another European financial institution that was as large or larger than ABN AMRO. At the end of the discussion, the ABN AMRO Supervisory Board determined that in the case of a merger with ABN AMRO as a junior partner, a combination with Barclays was one of its preferred options. During the remainder of 2006 and first quarter of 2007, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board continued to discuss these strategic options. The Barclays Board also concluded that ABN AMRO was an attractive merger partner in its strategy meeting on November 16, 2006. Mr. Groenink and Mr. Varley continued to have informal contacts to explore the potential of a combination.

ABN AMRO also discussed with ING Group N.V. the possibility of a combination of their businesses. During the period between December 2006 and March 2007, Mr. Groenink had several discussions with Mr. Michael Tilmant, Chairman of the Executive Committee of ING Group N.V. on the possibility of a transaction. Ultimately, however, the parties discontinued discussions when a transaction became less attractive as ABN AMRO’s share price increased significantly, while ING Group N.V.’s share price declined.

ABN AMRO initiated talks leading to the current proposed combination with Barclays when, on February 8, 2007, Mr. Groenink and Mr. Varley met to discuss the key principles that would guide any potential combination discussion between ABN AMRO and Barclays. These discussions were continued on February 27, 2007.

On February 22, 2007, the ABN AMRO Managing Board engaged Morgan Stanley & Co. Limited to act as its financial advisor in connection with the potential strategic options outlined above, including a possible combination with Barclays. Subsequently, in connection with Morgan Stanley & Co. Limited’s engagement, the ABN AMRO Managing Board requested that Morgan Stanley & Co. Limited evaluate the fairness, from a financial point of view, to holders of ABN AMRO Ordinary Shares (other than Barclays and its affiliates) of the exchange ratio to be received by holders of ABN AMRO Ordinary Shares pursuant to the combination solely in their capacity as ABN AMRO Ordinary Shareholders.

Also on February 22, 2007, UBS Limited was engaged by the ABN AMRO Managing Board as financial advisor in connection with the potential strategic options outlined above. Subsequently, in connection with UBS Limited’s engagement, the ABN AMRO Managing Board requested that UBS evaluate the fairness, from a financial point of view, of the exchange ratio to holders of ABN AMRO Ordinary Shares, excluding Barclays and its affiliates.

The ABN AMRO Managing Board also engaged Lehman Brothers on February 22, 2007 to act as its financial advisor in connection with the potential strategic options outlined above. Lehman Brothers’ advisory role has centered around the synergies of the proposed combination, potential investor and market reactions and listing considerations.

NM Rothschild & Sons was appointed by the ABN AMRO Managing Board in February 2007 to advise on the viability of alternatives to a combination with another European financial institution as large or larger than ABN AMRO. ABN AMRO Corporate Finance provided initial advice on the general strategic options available to ABN AMRO. ABN AMRO Hoare Govett was retained to act as corporate broker in connection with strategic matters in February 2007 and subsequently in connection with the proposed exchange offer by Barclays for ABN AMRO Ordinary Shares and ABN AMRO ADSs.

Also during February 2007, the ABN AMRO Managing Board retained Allen & Overy LLP, Davis Polk & Wardwell and NautaDutilh N.V. to provide it with legal advice in connection with strategic matters and subsequently retained them to advise on the Barclays transaction.

During February 2007, Barclays requested that JPMorgan Cazenove Limited act as corporate broker, and Lazard & Co., Limited act as financial advisor, in connection with a proposed combination with ABN AMRO. In March 2007, Barclays Capital, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG and JPMorgan Cazenove Limited were also contacted to act as financial advisors in connection with the proposed combination with ABN AMRO.

At its meeting on March 14, 2007, the ABN AMRO Supervisory Board approved the initiation of negotiations with Barclays with a view to a potential combination.

On March 16, 2007, Mr. Groenink called Mr. Varley to confirm that he was available to investigate a combination of ABN AMRO and Barclays. On March 18, 2007, senior management of ABN AMRO and Barclays, including Mr. Boumeester, a member of the ABN AMRO Managing Board, and Mr. Naguib Kheraj, then Group Finance Director of Barclays met to commence exploratory discussions on the terms of any transaction as well as the terms of a confidentiality and exclusivity agreement. Subsequently, Mr. Groenink informed Mr. Nout Wellink, President of the Dutch Central Bank, about the possibility of a combination transaction and Barclays kept the FSA informed about the status of discussions.

On March 19, 2007, ABN AMRO and Barclays issued a press release to confirm that they were in exclusive preliminary discussions concerning a potential combination.

On March 20, 2007, ABN AMRO and Barclays announced the principles of any potential combination between them.

On March 21, 2007, ABN AMRO entered into a confidentiality, exclusivity and standstill agreement with Barclays. In addition to customary confidentiality provisions, this agreement provided that neither ABN AMRO nor Barclays would solicit any offer from a third party for all or a significant part of their respective assets or shares until April 18, 2007. If such an offer was received in good faith from a third party, however, the agreement provided that either the ABN AMRO Managing Board and the ABN AMRO Supervisory Board or the Barclays Board, as the case may be, could enter into discussions with such third party if required to do so by their fiduciary duties. Additionally, the agreement permitted either party to have contacts with a third party to understand the contents of any good faith indication of interest by such third party.

On March 21, 2007, the ABN AMRO Supervisory Board engaged Stibbe N.V. to provide it with independent Dutch legal advice.

On March 22, 2007, representatives of ABN AMRO and Barclays together with their respective financial advisors met to discuss the organization of the work streams for any potential combination.

On March 23, 2007, Mr. Groenink and Mr. Varley met to substantiate further aspects of the five broad principles indicated in the press release of March 20, 2007 and to discuss the organization of the process going forward.

On March 24, 2007, members of the senior management of ABN AMRO met with members of senior management of Barclays in London. The parties exchanged information on their respective businesses and discussed the process and timing for due diligence.

On March 26, 2007, the ABN AMRO Supervisory Board created an ad hoc advisory committee, composed of Mr. Martinez, Mr. Olijslager and Mr. Van den Bergh in order to advise the ABN AMRO Supervisory Board on decisions to be taken in the context of the discussions with Barclays or other banks, the actions of activist shareholders and the upcoming shareholders’ meeting. In April 2007, the ad hoc committee met several times to prepare for the ABN AMRO Supervisory Board meetings.

From March 26, 2007 to March 30, 2007, representatives from the various business units of ABN AMRO and Barclays first met to conduct due diligence, including an examination of the potential synergies that may result from a combination. Additional synergy validation and due diligence on specific topics continued through April 19, 2007.

On March 27, 2007, representatives of ABN AMRO and Barclays, together with representatives of their respective financial, legal and tax advisors, met in Amsterdam to discuss the potential legal, regulatory and tax structures of any combination.

On March 30, 2007, Mr. Groenink and Mr. Varley met to advance agreement on the details of the transaction.

On April 3, 2007, Mr. Groenink and Mr. Varley met with representatives of DNB. At this meeting the parties jointly presented their intentions for, and the anticipated benefits of, the proposed combination. The ABN AMRO Supervisory Board also met on April 3, 2007 and April 11, 2007 to discuss the latest developments in the negotiations with Barclays.

From April 3, 2007 to April 16, 2007, the ABN AMRO Managing Board’s legal advisors engaged in a number of discussions, in person in Amsterdam and London and on the telephone, with Barclays legal advisors on certain terms of a draft Merger Protocol. Several of these meetings were attended by Mr. Boumeester and Mr. Kheraj.

Between April 4 and April 21, 2007, representatives of ABN AMRO’s financial advisors met with representatives of Barclays financial advisors to discuss the methodologies to be used in the determination of any potential exchange ratio.

On April 12, 2007, the ABN AMRO Supervisory Board engaged Goldman Sachs to undertake a study as to the fairness of any proposed combination with Barclays.

On April 13, 2007, Mr. Groenink and Mr. Martinez received a letter from the Consortium expressing their interest in making an alternative proposal for ABN AMRO and requesting, among other things, access to the same diligence information that Barclays had received.

On April 15, 2007, a committee was established by the Barclays Board for the purpose of the transaction. During April 2007, the Barclays Board or the committee met frequently to receive updates on the status of the discussions with ABN AMRO from those members of the Barclays Board involved in the day to day negotiations.

On April 16, 2007, Mr. Groenink and Mr. Varley met to discuss the progress to date and to evaluate the necessity of extending the initial exclusivity agreement. On April 17, 2007, ABN AMRO and Barclays separately announced that they had agreed to extend the exclusivity period. The ABN AMRO Supervisory Board also met and received an update on April 17, 2007. On April 18, 2007, Mr. Groenink and Mr. Varley met, and at this meeting, Mr. Varley gave an update on his meetings with the ABN AMRO Managing Board members during the course of the preceding days.

On the evening of April 20, 2007, Mr. Boumeester informed Mr. Kheraj of Bank of America’s proposal to acquire LaSalle from ABN AMRO prior to a potential combination of ABN AMRO and Barclays.

On April 21, 2007, Mr. Groenink and Mr. Varley discussed Bank of America’s proposal to acquire LaSalle from ABN AMRO prior to a potential combination of ABN AMRO and Barclays and the potential impact of this sale on any potential exchange ratio.

Representatives of ABN AMRO and Barclays and their respective advisors met on a number of occasions in Amsterdam on April 21 and 22, 2007 to discuss further the draft Merger Protocol.

On the evening of April 21, 2007, Mr. Groenink and Mr. Boumeester met with Mr. Varley and Mr. Kheraj in Amsterdam to agree the terms of the proposed combination with Barclays, including the exchange ratio of 3.225 Barclays Ordinary Shares for each ABN AMRO Ordinary Share.

During March and April 2007, the ABN AMRO Managing Board met frequently and received updates on the status of the discussions with Barclays from those members of the ABN AMRO Managing Board involved in the day-to-day negotiations. As noted above, the ABN AMRO Supervisory Board and the ad hoc committee had also held several meetings during this time frame.

During the course of the day on April 22, 2007 the ABN AMRO Managing Board and the ABN AMRO Supervisory Board met throughout the day both together and separately to discuss the evolving terms of the proposed transaction with Barclays, the proposed sale of LaSalle to Bank of America Corporation (see Section 6.9.2 (The Sale of LaSalle) and the contents of the letter that had been received from the Consortium.

During that day, Mr. Groenink updated the ABN AMRO Managing Board on the negotiations with Barclays several times. Representatives from NautaDutilh N.V., Allen & Overy LLP and Davis Polk & Wardwell were also present to brief the ABN AMRO Managing Board members on the terms of the draft Merger Protocol. Representatives from UBS delivered to the ABN AMRO Managing Board an oral opinion, confirmed by delivery of a written opinion, dated April 22, 2007, to the effect that, as of that date and based on and subject to various assumptions made, matters considered and limitations described in the opinion, the exchange ratio of 3.225 Barclays Ordinary Shares for each ABN AMRO Ordinary Share tendered pursuant to the offer, to be received by holders of ABN AMRO Ordinary Shares, other than Barclays and its affiliates, was fair, from a financial point of view, to such holders. Representatives from Morgan Stanley & Co. Limited reviewed its financial analyses and rendered to the ABN AMRO Managing Board its oral opinion, which was subsequently confirmed in writing and dated April 22, 2007, to the effect that, as of that date and based upon and subject to the various considerations set forth in the opinion, the exchange ratio set forth pursuant to the proposed Merger Protocol was fair, from a financial point of view, to the holders of ABN AMRO Ordinary Shares (other than Barclays and its affiliates) solely in their capacity as ABN AMRO Ordinary Shareholders. At its last meeting of the day, having considered a number of factors including the due diligence findings, merger benefits and financial analysis, the ABN AMRO Managing Board resolved unanimously to recommend to the ABN AMRO Supervisory Board to accept the Offer for ABN AMRO from Barclays and to recommend the same to ABN AMRO’s shareholders.

During that day, the ABN AMRO Supervisory Board also met with its independent legal and financial advisors in an executive session to consider the terms of the proposed combination with Barclays. At that session, they were briefed on the terms of the draft Merger Protocol by Stibbe N.V. Representatives from Goldman Sachs rendered an oral opinion, later confirmed in writing, to the ABN AMRO Supervisory Board that, as of April 22, 2007, based upon and subject to the factors and assumptions set forth in such opinion, the ordinary share exchange ratio to be received by shareholders of ABN AMRO pursuant to the combination was fair from a financial point of view to such holders. During the day, Mr. Groenink updated the ABN AMRO Supervisory Board on the latest developments with Barclays and presented the ABN AMRO Managing Board’s decision on the Barclays transaction. Representatives from NautaDutilh N.V., Allen & Overy LLP and Davis Polk & Wardwell were present to answer questions on the draft Merger Protocol. At its last meeting of the day, having considered a number of factors, including the due diligence findings, merger benefits and financial analysis, the ABN AMRO Supervisory Board resolved unanimously to recommend the exchange offer for acceptance by the holders of the ABN AMRO Ordinary Shares.

In their review and analysis of the proposed transaction with Barclays and the “no shop” provisions in the draft Merger Protocol, both the ABN AMRO Managing Board and the ABN AMRO Supervisory Board noted that the terms of the Merger Protocol, among other things, included provisions permitting them to continue contacts with a third party existing on April 23, 2007 and, in certain circumstances described elsewhere in this document, would permit them to withdraw their respective recommendations if the boards, acting in good faith and observing their fiduciary duties under applicable law, determined an alternative offer to be more beneficial than the exchange offer.

On the evening of April 22, 2007, the committee of the Barclays Board held two meetings. The first meeting was held to consider, among other matters, the Merger Protocol, due diligence findings, merger benefits, financial analysis, and a draft press announcement. The committee then reconvened that same evening to consider the Merger Protocol and the press announcement. At the end of this meeting, the committee resolved to enter into the Merger Protocol and approved the press announcement.

Following these meetings, on April 22 and the early hours of April 23, representatives of each party together with their legal and financial advisors met again in Amsterdam to finalize the Merger Protocol.

On April 23, 2007, ABN AMRO and Barclays announced that agreement had been reached on a combination.

6.9.2	The Sale of LaSalle

As part of its regular review of strategic growth objectives, both the ABN AMRO Managing Board and the ABN AMRO Supervisory Board have repeatedly considered and discussed the future of LaSalle (which includes LaSalle Bank Corporation and its subsidiaries LaSalle Bank N.A. and LaSalle Bank Midwest N.A.). In the course of the mid-2006 review, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board reached the view that within the next twelve to eighteen months, LaSalle would have to either grow through an acquisition or that it should be sold (the ‘up or out’ strategy). It was decided at that time that in light of the fact LaSalle’s profitability remained good and in light of the current business cycle, there was no reason for an immediate decision in this matter. The potential disposition of LaSalle was discussed again at the ABN AMRO Managing Board meeting on February 6, 2007.

As of December 31, 2006, LaSalle had more than $113,000 million in tangible assets and a tangible book value of $9.7 billion, adjusted for businesses that will be retained by ABN AMRO and for the previously announced sale of the mortgage operations unit and presented on a U.S. GAAP basis. For the year ended December 31, 2006, LaSalle, presented on the same basis, had net income of $1,035 million.

During the previous two years, Bank of America and other banks had informally approached ABN AMRO several times regarding their interest in acquiring LaSalle. As a result of these informal approaches, both the ABN AMRO Managing Board and the ABN AMRO Supervisory Board had analyzed a range of possible options for the sale of LaSalle and had reviewed the possible range of values that might be achieved.

A potential sale of LaSalle was discussed at an ABN AMRO Supervisory Board meeting held on April 17, 2007. Later that evening, Bank of America informed ABN AMRO, through UBS, of its interest in acquiring LaSalle for a price of approximately $20 billion, subject to the completion of due diligence. Bank of America entered into a confidentiality agreement with ABN AMRO on April 19, 2007. Over the four day period ending on April 22, 2007, Bank of America completed its due diligence review of LaSalle. Updates on the diligence and the negotiations with Bank of America were discussed at ABN AMRO Managing Board meetings on April 19, 2007 and April 20, 2007.

On April 20, 2007, Wachtell, Lipton, Rosen & Katz, counsel to Bank of America, circulated a draft purchase and sale agreement to Davis Polk & Wardwell, counsel to ABN AMRO. On April 22, 2007, the parties agreed in principle on consideration of $21 billion, subject to adjustment, and later that day reached agreement on the final terms of the purchase and sale agreement.

The sale of LaSalle was discussed at both the ABN AMRO Managing Board and the ABN AMRO Supervisory Board meetings during the day of April 22, 2007. In an executive session, the ABN AMRO Supervisory Board was briefed on the LaSalle Agreement by its legal advisors and on the financial aspects of the deal by its financial advisors. Both boards also received advice of counsel that under Dutch law no shareholder vote was required to consummate the transaction. The ABN AMRO Managing Board was also briefed on the LaSalle Agreement by its legal advisors.

Representatives from UBS delivered to the ABN AMRO Managing Board an oral opinion, confirmed by delivery of a written opinion, dated April 22, 2007, as to the fairness, from a financial point of view, of the consideration to be received by ABN AMRO pursuant to the LaSalle Agreement, as of such date and based upon and subject to the various considerations set forth in the written opinion.

Representatives from Morgan Stanley & Co. Limited delivered to the ABN AMRO Managing Board an oral opinion which was subsequently confirmed in writing and dated April 22, 2007, as to the fairness, from a financial point of view, of the consideration to be received by ABN AMRO pursuant to the LaSalle Agreement, as of such date and based upon and subject to the various considerations set forth in the written opinion.

Representatives from Lehman Brothers Europe Limited delivered to the ABN AMRO Managing Board an oral opinion, confirmed by delivery of a written opinion, dated April 22, 2007, as to the fairness, from a financial point of view, of the consideration to be received by ABN AMRO pursuant to the LaSalle Agreement, as of such date and based upon and subject to the various considerations set forth in the written opinion.

On April 22, 2007, ABN AMRO Bank entered into the LaSalle Agreement with Bank of America pursuant to which ABN AMRO Bank agreed to sell LaSalle (which includes ABN AMRO’s U.S. commercial, retail and trust banking operations and related businesses) to Bank of America for a total consideration of USD 21 billion in cash (subject to adjustment based on the financial performance of LaSalle before the closing of the sale). ABN AMRO will retain its global operations and, with limited exceptions, its other operations outside the U.S., as well as its principal broker dealer, investment advisory, wholesale banking and asset management operations in the U.S.

The sale of LaSalle is subject to regulatory approvals and other customary closing conditions. The completion of the sale of LaSalle is an offer condition to the proposed combination.

6.9.3	Events after the Announcement of the Transaction

The LaSalle Agreement included a ‘go shop’ provision that permitted ABN AMRO, for a period of 14 calendar days from April 22, 2007, to enter into a purchase and sale agreement for LaSalle with an alternative bidder, provided that such alternative bidder’s proposal was superior from a financial point of view to the LaSalle Agreement, for cash and not subject to a financing condition. The ‘go shop’ provision granted Bank of America a right to match any such superior proposal and provided for Bank of America to receive a $200 million termination fee if it did not match such superior proposal.

On April 25, 2007, ABN AMRO received an indicative proposal from the Consortium to acquire ABN AMRO. Following that date, ABN AMRO made repeated requests to the Consortium to clarify the terms of their indicative proposal.

On April 26, 2007, Vereniging van Effectenbezitters filed suit in the Enterprise Chamber of the Amsterdam Court of Appeal seeking, among other things, a provisional injunction restraining ABN AMRO and ABN AMRO Bank from proceeding to completion under the LaSalle Agreement without approval of ABN AMRO’s shareholders. On that date, the ABN AMRO Supervisory Board also engaged Debevoise & Plimpton LLP to provide it with independent U.S. legal advice.

On April 27, 2007, a purported class action lawsuit relating to the sale of LaSalle was filed in the New York State Supreme Court for New York County against ABN AMRO, each member of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board and Bank of America. The lawsuit, Halpert Enterprises v. ABN AMRO Holding N.V., et al., generally alleges, among other things, that members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board violated their fiduciary duties by, among other things, preventing a full and fair sale process for the whole of ABN AMRO. The complaint also names Bank of America as a defendant and seeks, among other forms of relief, a declaration that the termination fee is unenforceable, a declaration that the LaSalle Agreement was entered into in breach of fiduciary duties and therefore is unlawful and unenforceable, an injunction against the consummation of the LaSalle Agreement, the imposition of a constructive trust in favour of plaintiff and the alleged class and an award of attorneys’ fees and expenses.

On April 27, 2007, ABN AMRO entered into confidentiality agreements with the Consortium members and made available the same information regarding ABN AMRO as had been made available to Barclays.

On April 28, 2007, ABN AMRO entered into confidentiality agreements with the Consortium and made available the same information regarding LaSalle as had been made available to Bank of America.

On May 3, 2007, the Enterprise Chamber of the Amsterdam Court of Appeal granted a provisional injunction restraining ABN AMRO and ABN AMRO Bank from proceeding to completion under the LaSalle Agreement without approval of ABN AMRO’s shareholders.

On May 4, 2007, Bank of America filed a lawsuit in the United States District Court of the Southern District of New York against ABN AMRO. The lawsuit, Bank of America Corporation v. ABN AMRO Bank N.V. and ABN AMRO Holding N.V., generally alleges, among other things, that ABN AMRO Bank breached its representation in the LaSalle Agreement that no shareholder vote was necessary regarding the sale of LaSalle. The complaint seeks injunctive relief that ABN AMRO Bank be precluded from negotiating for the sale of LaSalle except as provided for in the ‘go shop’ provision of the LaSalle Agreement, an order of specific performance for the delivery of LaSalle to Bank of America and unspecified money damages.

On May 5, 2007, ABN AMRO received an acquisition proposal from the Consortium to purchase LaSalle for $24.5 billion. This proposal was conditional on the purchase by the Consortium of ABN AMRO for an indicative price of EUR 38.40 per ABN AMRO Ordinary Share and a number of other conditions. The considered view of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board, having received advice from their respective financial and legal advisors, was that the Consortium’s acquisition proposal for LaSalle did not constitute an alternative proposal that was superior from a financial point of view to the LaSalle Agreement. This conclusion was principally based on the fact that the Consortium’s proposal for LaSalle was dependent on the success of a potential offer to be made for ABN AMRO and the various conditions and uncertainties attached to that potential offer. In particular, fundamental aspects of the potential offer for ABN AMRO, including with respect to financing, required regulatory notifications, tax clearances, the proposed material adverse change condition, required shareholder approvals and the pro forma financial impact upon each of the members of the Consortium remained unclear despite repeated requests for clarification since April 25, 2007, the date on which ABN AMRO received an indicative proposal from the Consortium to acquire ABN AMRO. Prior to making their determination on May 6, 2007, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board sent a detailed information request letter seeking clarification and evidence on various aspects of the Consortium’s potential offer for ABN AMRO which had first been requested on April 25, 2007, but the requested information was not provided. Without details about the Consortium’s financing and the pro forma financial impact on each of the Consortium, the ABN AMRO Supervisory Board and the ABN AMRO Managing Board were unable to assess the likelihood that any separate shareholder vote required by the Consortium would be successful, and therefore whether or not the potential offer to acquire ABN AMRO had a reasonable likelihood of consummation.

The 14-day ‘go shop’ period expired at 11:59 pm New York time on May 6, 2007, and no alternative agreement was entered into prior to that time. Two other parties had signed confidentiality agreements and certain due diligence information had been provided to them but ultimately neither submitted a bid for LaSalle.

On May 15, 2007, ABN AMRO filed an appeal in the Supreme Court of the Netherlands requesting that the Supreme Court nullify the decision of the Enterprise Chamber of the Amsterdam Court of Appeal issued on May 3, 2007 which granted a provisional injunction restraining ABN AMRO and ABN AMRO Bank from proceeding to completion under the LaSalle Agreement without approval of ABN AMRO’s shareholders. Bank of America filed an appeal seeking similar relief with the Supreme Court of the Netherlands also on May 15, 2007, as did Barclays.

On May 17, 2007, two ABN AMRO shareholders filed a lawsuit against Bank of America in the United States District Court of the Southern District of New York. The lawsuit, Sadowsky v. Bank of America Corporation, generally alleges, among other things, that Bank of America entered into the LaSalle Agreement with knowledge that it was a defensive mechanism designed to foreclose alternative proposals to purchase ABN AMRO and that Bank of America’s lawsuit against ABN AMRO was filed in breach of the LaSalle Agreement. The complaint seeks rescission of the LaSalle Agreement, an injunction preventing Bank of America from enforcing the LaSalle Agreement, including the termination fee provisions therein, unspecified money damages and an award of attorneys’ fees and expenses.

On May 23, 2007, Barclays and ABN AMRO announced that they were making progress with the key regulatory filings required to proceed with the combination and expected to disseminate offer documentation in July 2007.

On May 29, 2007, the Consortium announced a proposed offer for ABN AMRO.

On May 30, 2007, ABN AMRO announced publicly that the ABN AMRO Supervisory Board had formed a Transaction Committee, formed of the same members as the previously existing ad hoc committee (Mr. Martinez, Mr. Olijslager and Mr. Van den Bergh) which will liaise with the ABN AMRO Managing Board and key staff and advisors of ABN AMRO on all matters with respect to the offer by Barclays and with respect to the proposed offer announced by the Consortium. The Transaction Committee will operate in all respects so as to enable the ABN AMRO Supervisory Board to take on an informed basis and with the help of its own independent financial and legal advisors the appropriate decisions with due consideration of the interests of ABN AMRO and its stakeholders.

On June 11, 2007, at the joint request of Bank of America and ABN AMRO, the United States District Court of the Southern District of New York adjourned the initial conference in the lawsuit filed by Bank of America against ABN AMRO until July 27, 2007, in view of the pendency of the appeals filed by ABN AMRO and Bank of America to the Dutch Supreme Court from the decision of the Enterprise Chamber of the Amsterdam Court of Appeal dated May 3, 2007.

On June 12, 2007, Barclays announced publicly that, in collaboration with ABN AMRO, it has made substantially all of the pre-acquisition competition and regulatory filings required to proceed with the proposed combination and expected to publish the offer documentation in July 2007.

On June 12, 2007, Barclays also announced publicly that it had filed the draft documentation in relation to the Offer with regulators in the Netherlands, the United Kingdom and the United States of America (including the draft registration statement on Form F-4 containing the preliminary version of the Offer to Document/ Prospectus).

On June 26, 2007, the Advocate General to the Supreme Court of The Netherlands published a recommendation to the Supreme Court to nullify the decision of the Enterprise Chamber of the Amsterdam Court of Appeal issued on May 3, 2007. This recommendation was independent legal advice issued to the Supreme Court.

On June 28, 2007, four trade unions joined the investigation proceedings initiated on April 26, 2007 by Vereniging van Effectenbezitters at the Enterprise Chamber of the Amsterdam Court of Appeal. The trade unions have put forward certain additional objections and requested that the Enterprise Chamber of the Amsterdam Court of Appeal order an investigation into certain affairs of ABN AMRO in respect of the offer process.

On July 9, 2007, ABN AMRO filed a statement of defense in response to the request of Vereniging van Effectenbezitters to order an investigation into certain affairs of ABN AMRO in respect of the offer process.

On July 10, 2007, Vereniging van Effectenbezitters requested that the Enterprise Chamber of the Amsterdam Court of Appeal, in the context of the investigation proceedings initiated by it on April 26, 2007, appoint three independent members of the ABN AMRO Supervisory Board. The request was revoked prior to the hearing, which was then cancelled.

On July 13, 2007, the Supreme Court of the Netherlands upheld the appeals filed by ABN AMRO, Bank of America and Barclays on May 15, 2007 against the decision of the Enterprise Chamber of the Amsterdam Court of Appeal issued on May 3, 2007. The Supreme Court nullified the decision of the Enterprise Chamber of the Amsterdam Court of Appeal and irrevocably dismissed the request of Vereniging van Effectenbezitters for a provisional injunction restraining ABN AMRO and

ABN AMRO Bank from proceeding to completion under the LaSalle Agreement without approval of the ABN AMRO Shareholders.

On July 16, 2007, the Consortium announced its intention to make an offer to acquire ABN AMRO for approximately USD 98 billion, through a combination of cash and newly issued shares of RBS.

On the evening of July 18, 2007, Mr. Varley informed Mr. Groenink that the AFM had granted Barclays an extension so that an announcement of its formal offer documentation being available could be made on or before August 6, 2007. Mr. Varley also informed Mr. Groenink that Barclays was considering possible alternative offer structures, including the introduction of a partial cash consideration element into its offer.

On July 19, 2007, Barclays announced it was considering possible alternative offer structures, including the introduction of a partial cash consideration element into its offer but that no decision had yet been taken.

On the evening of July 19, 2007, during a telephone conversation between Mr. Groenink and Mr. Varley, Mr. Varley outlined further details about the revised offer for ABN AMRO that Barclays was considering.

On July 20, 2007, the Central Works council of ABN AMRO provided positive advice in respect of the proposed combination with Barclays.

On the evening of July 20, 2007, ABN AMRO received a letter from Barclays outlining the terms and conditions of its revised offer for ABN AMRO.

On July 21 and 22, 2007, representatives of ABN AMRO and Barclays discussed and agreed the provisions of an amendment to the Merger Protocol dated April 23, 2007, to accommodate ABN AMRO’s review of the revised proposal from Barclays and to facilitate Barclays public announcement of its revised proposal on July 23, 2007.

On July 23, 2007, Barclays announced the revised terms of its offer for ABN AMRO.

On July 25, 2007, Mr. Varley sent a letter to Mr. Groenink and Mr. Martinez to restate the key points underlying Barclays revised proposal and why the ABN AMRO Boards should continue to recommend this proposed exchanged offer to ABN AMRO shareholders.

On the morning of July 26, 2007, the ABN AMRO Managing Board met to consider the revised terms of the Barclays proposed exchange offer and the terms of the Consortium’s offer.

Later on the same day, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board held a joint meeting to discuss the two competing proposals and received a combined presentation from members of the ABN AMRO Managing Board, outside legal counsel and financial advisors and members of the management, followed by a Q&A session.

On the evening of July 26, 2007, Mr. Varley made a presentation to the ABN AMRO Supervisory Board and Mr. Groenink.

During the course of the day on July 27, 2007, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board met throughout the day both together and separately, in executive sessions and with outside legal counsel and financial advisors. As a result of the meetings, each of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board, after having considered the advice of outside legal counsel and financial advisers, acting in good faith and observing their fiduciary duties, resolved to make the statement contained in the press release issued on July 30, 2007 and in Item 4 of ABN AMRO’s Solicitation/ Recommendation Statement on Schedule 14D-9, which was filed with the SEC on July 30, 2007.

On the evening of July 27, 2007, Mr. Groenink and Mr. Varley agreed in principle that neither ABN AMRO, nor Barclays, wished to terminate the Merger Protocol and/or to claim payment at that time of the break fees contemplated therein.

On July 27, 2007, the lawsuit filed in the United States District Court of the Southern District of New York against ABN AMRO by Bank of America on May 4, 2007, was dismissed.

During the course of the day on July 28, and July 29, representatives of ABN AMRO and Barclays, and their respective advisors, worked on second amendment to the Merger Protocol, dated July 30, 2007.

On August 2, 2007, a hearing was held at the Enterprise Chamber of the Amsterdam Court of Appeal in respect of the requests of Vereniging van Effectenbezitters and four trade unions to order an investigation into certain affairs of ABN AMRO in respect of the offer process. In relation thereto, ABN AMRO has committed to continue to update investors in accordance with all applicable laws and regulations.

6.10	Substantiation of the Ordinary Share Consideration Ratio

6.10.1	Introduction

In establishing the Ordinary Share Consideration Ratio, Barclays and ABN AMRO have carefully considered the history and prospects of ABN AMRO, Barclays and the Combined Group, including through analyses of historic and future developments in profitability and balance sheets. Account has also been taken of the expected synergies arising from the Merger and of the sale of LaSalle to Bank of America. Furthermore, account has been taken of the historic market value of the ABN AMRO Ordinary Shares and the Barclays Ordinary Shares.

6.10.2	Substantiation

Barclays has based the Ordinary Share Consideration Ratio on careful financial analysis, including, among others,

(a)	Trading multiple analyses based on the financial performances of ABN AMRO and Barclays and the pricing and trading activity of the ABN AMRO Ordinary Shares and Barclays Ordinary Shares compared with those of certain comparable publicly traded companies, being Grupo BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, ING Group, JPMorgan Chase, Lloyds TSB, Royal Bank of Scotland and UBS Limited;

(b)	Analysis of the financial effects of the Merger on Barclays, including the expected effects on future earnings and economic profit per Barclays Ordinary Share and the expected return on investment from the Merger; and

(c)	Analysis of value creation for the ABN AMRO Ordinary Shareholders and Barclays Ordinary Shareholders based on assessment of standalone fair values for ABN AMRO and Barclays and a capitalised value of the expected synergies.

6.10.3	Premiums

The Offer values each ABN AMRO Ordinary Share at EUR 34.83 and values ABN AMRO at approximately EUR 65.6 billion, based on the fully diluted number of ABN AMRO Ordinary Shares (excluding ordinary shares held as treasury shares, but including options and share awards), the share price of Barclays Ordinary Shares on 2 August, 2007, and using the exchange rate of GBP 1.00 = EUR 1.4839 as published by the Financial Times on 2 August, 2007. Of this amount, approximately 38 percent will be payable in cash. The implied value of this consideration per ABN AMRO Ordinary Share represents a price to reported earnings multiple of 13.9 times and a price to book multiple of 2.7 times based on 2006 figures.

The Offer represents a premium for ABN AMRO Ordinary Shareholders of approximately:

•	27.6 percent to the share price of ABN AMRO Ordinary Shares on 16 March, 2007, the last Business Day prior to the announcement that ABN AMRO and Barclays were in talks; and

•	43.6 percent over the average share price of ABN AMRO Ordinary Shares in the 6 months up to and including 16 March, 2007.

6.11	Substantiation of the ADS Consideration Ratio
As one ABN AMRO ADS is equivalent to one ABN AMRO Ordinary Share, the substantiation of the ADS Consideration Ratio is identical to the substantiation of the Ordinary Share Consideration Ratio in Section 6.10 (Substantiation of the Ordinary Share Consideration Ratio).

6.12	Substantiation of the Offer for the DR Preference Shares

6.12.1	Introduction

In establishing the value of the Offer for the DR Preference Shares, Barclays has carefully considered the intrinsic value of the DR Preference Shares, as set out in the prospectus dated 31 August, 2004 relating to the Underlying Convertible Preference Finance Shares.

6.12.2	Substantiation

Barclays has established the value of the Offer for the DR Preference Shares on the basis of their nominal value, plus accrued dividends up to and including the expected closing date of the offer, plus the cancellation payment of 2% to which the holders would be entitled in the event of a cancellation of the DR Preference Shares.

6.12.3	Premiums

The Offer values each DR Preference Share at EUR 0.59 and values the total DR Preference Share capital at approximately EUR 808 million, based on the number of DR Preference Shares in issue on 30 July, 2007.

6.13	Substantiation of the Offer for the Formerly Convertible Preference Finance Shares

6.13.1	Introduction

In establishing the value of the Offer for the Formerly Convertible Preference Finance Shares, Barclays has taken account of the historic market value of the Formerly Convertible Preference Finance Shares.

6.13.2	Substantiation

Barclays has established the value of the Offer for the Formerly Convertible Preference Finance Shares on the basis of their market value as at 20 April, 2007, the business day prior to the announcement of the Offer.

6.13.3	Premiums

The Offer values each Formerly Convertible Preference Finance Share at EUR 27.65 and values the total Formerly Convertible Preference Finance Share capital at approximately EUR 1.2 million, based on the number of Formerly Convertible Preference Finance Shares in issue on 30 July 2007.

6.14	Reasons for the Offer and the Merger
In reaching their decisions to approve the Merger Protocol each of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board and the Barclays Board consulted with management and their respective financial and legal advisors and considered a variety of factors, including the material factors described below. The foregoing decision of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board was made at special meetings of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board, held on 22 April, 2007. In deciding to revise the terms of the Merger, Barclays took into account the investments by China Development Bank and Temasek. The Barclays Board believes that the Unconditional Investment is an important endorsement of the Barclays strategy and management team. In addition, the Barclays Board believes that the Conditional Investment underscores the confidence of China Development Bank and Temasek in the value potential of the Merger. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, each of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board and the Barclays Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination. Each of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board and the Barclays Board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors or members may have given different weight to different factors. This explanation of the reasons for the proposed Merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under Section 1.2 (Important Information).

6.15	Strategic Considerations
Each of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board and the Barclays Board considered a number of factors pertaining to the strategic rationale for the Offer and the Merger as generally supporting its decision to enter into the Merger Protocol, including the following:

•	the expectation that the proposed combination of ABN AMRO and Barclays would create one of the world’s leading universal banks in a sector which is still fragmented;

•	the belief that universal banking is the model best equipped for success in an industry where customer needs are converging and where demand-led growth will be significant across the globe;

•	the belief that harmonization of customer needs is already well advanced in investment banking and investment management and is increasingly apparent in retail and commercial banking;

•	the belief that the proposed Merger brings together two sets of high quality product capabilities and brands, which are well placed to create growth for shareholders from the relationship extension opportunities that exist in a combined base of approximately 46 million personal and 1.4 million commercial customers;

•	the belief that, in global retail and commercial banking, ABN AMRO and Barclays bring together two sets of highly complementary geographies. Approximately 90 percent of the combined group’s branches will be in seven countries. In Europe the combination will have leading franchises in the United Kingdom and The Netherlands and attractive positions in the Italian, Spanish and Portuguese markets. Additionally, the combination will have significant exposure to the high growth developing economies of Brazil and South Africa offering substantial revenue and profit growth opportunities. The Combined Group will also leverage ABN AMRO’s fast growing Asian business;

•	the expectation that customers will benefit from the enhanced retail and commercial product capabilities of the Combined Group drawing on, for example, ABN AMRO’s global cash and payments infrastructure and Barclays expertise in credit cards;

•	the fact that ABN AMRO and Barclays are both recognized leaders in commercial banking and both have relevant presence in the mid-market segment. The Merger is expected to accelerate Barclays ambition to develop its business banking activities globally. The Combined Group should be further strengthened by the linkage between a strong investment banking product range and the track record of both ABN AMRO and Barclays in selling investment banking products to midmarket clients across the Combined Group’s broad geographic footprint;

•	the belief that there is significant opportunity for increased cost efficiency through the optimisation of the operating infrastructure and processes;

•	the belief that the combination of ABN AMRO and Barclays will support the ambition to be a leading global investment bank in risk management and financing through enhanced product expertise and broader geographic exposure;

•	the expectation that Barclays existing investment banking product capabilities will be considerably enhanced, particularly in commodities, FX, equities, M&A, corporate broking, structured credit and private equity and its geographic and client reach will also be extended significantly into Asia, Latin America and Continental Europe;

•	the fact that the Combined Group will be the world’s largest institutional asset manager[9] and that Barclays Global Investors’ index-based, exchange traded fund and quantitative active capabilities will be complemented by ABN AMRO’s active fundamentals-based capabilities and products;

•	the expectation that there are expanded opportunities for retail distribution of the current product set including Barclays Global Investors’ rapidly growing iShares exchange traded funds; and

•	the fact that the Combined Group will be the world’s eighth largest wealth manager[10] and that the expanded distribution network will position the merged business well to benefit from favourable demographic trends and increasing demand-led client volumes.

9	Source: Bear Stearns, ‘The Wealth Management Industry’, April 2006.

10	Source: Global Investor, ‘Top 100 Largest Asset Managers’, Q3 2006.

6.16	Financial Considerations
Each of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board and the Barclays Board also considered a number of financial factors pertaining to the combination as generally supporting its decision to enter into the Merger Protocol. Potential synergies arising from the combination have been assessed by a joint team from ABN AMRO and Barclays through a detailed bottom up approach involving business leaders from both banks. Bob Diamond, Barclays Group President, will be the Accountable Executive for the integration and synergy programmes, reporting to the Group Chief Executive, and will chair an Integration Committee which will comprise: himself; Huibert Boumeester, Group Chief Administrative Officer; Paul Idzik, Group Chief Operating Officer; Ron Teerlink, GRCB Chief Operating Officer; and Rich Ricci, IBIM Chief Operating officer. The Integration Committee will have the responsibility for the delivery of the estimated costs, synergies and revenue benefits. Capturing the expected synergies will assist the management of the Combined Group in achieving top quartile cost: income ratios across all businesses by 2010.
Below is a summary of the estimated pre-tax annual cost synergies and revenue benefits the estimated costs to achieve them, that are expected to be realised in the three calendar years commencing 2008:11

Pre-Tax Annual Cost Synergies and Revenue Benefits	2008e	2009e	2010e

	(€m)	(€m)	(€m)
Cost synergies	1,195	2,270	2,800

Revenue benefits	(470)	—	700

Total synergies and benefits	725	2,270	3,500

Integration Costs	2,160	1,080	360

Global Retail and Commercial Banking
It is estimated that the pre-tax annual cost synergies in retail and commercial banking will be EUR 1,650 million in 2010, representing approximately 10 percent of the combined group’s retail and commercial banking cost base excluding LaSalle. The cost synergies are expected to result from the consolidation of the retail and commercial banking activities into a universal banking model including:

•	best practice off-shoring, improved procurement and real estate rationalization;

•	the consolidation of data centers and supporting IT networks;

•	the use of ABN AMRO’s trade and payments back office operations in the Barclays network and integration of card operations under Barclaycard; and

•	the reduction of overlaps in management structures and the retail and commercial operations in the eight overlapping countries.
Revenue benefits are estimated to amount to at least EUR 150 million on a pre-tax basis in 2010, which is equivalent to 0.5 percent of combined revenues. These are expected to be primarily derived from extending ABN AMRO’s broader cash management product offering, increasing ABN AMRO’s revenue per creditcard towards Barclays comparable levels and realizing the network benefits of increased global presence.
Investment Banking and Investment Management
The estimated annual pre-tax cost synergies in investment banking in 2010 are expected to amount to approximately EUR 850 million. Pre-tax cost synergies are equivalent to 8 percent of combined costs. The cost synergies are expected to be derived from the integration of the two banks operations onto one operating platform and subsequent reduction of back office staff and non-staff cost.
It is estimated that revenue benefits, net of assumed revenue attrition, in investment banking in 2010 will be EUR 500 million pre-tax, equivalent to 3 percent of combined revenues. These benefits are expected to be derived from offering a stronger and broader product set to the combined client base and building on the productivity gains within ABN AMRO’s investment banking operations. It is expected that, in addition

11	These synergy estimates do not include any of the benefits which are expected to be derived from the partnership with China Development Bank.

to the revenue benefits, the combined business will continue to be able to deliver attractive organic growth consistent with Barclays Capital’s and ABN AMRO’s existing prospects.
Further revenue benefits of approximately EUR 50 million are estimated to arise primarily in the wealth and asset management businesses as a result of the enhanced distribution capabilities of the Combined Group. Approximately EUR 100 million of annual pre-tax cost synergies are expected to arise from the reduction of overlap in wealth and asset management.
Other Synergies
It is estimated that further cost synergies of EUR 200 million are expected to arise from the rationalization of the two head offices.
Integration Costs
The total pre-tax integration cost of realizing the synergy benefits is estimated to be EUR 3,600 million of which approximately EUR 2,160 million is expected to be incurred in 2008, approximately EUR 1,080 million is expected to be incurred in 2009 and approximately EUR 360 million is expected to be incurred in 2010.
Financial Terms
Each of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board and the Barclays Board also considered the financial terms of the Offer, including:

•	the 2.13 Barclays Ordinary Shares and EUR 13.15 in cash that ABN AMRO Ordinary Shareholders would receive in the Offer for each of their ABN AMRO Ordinary Shares and 0.5325 Barclays ADSs and the USD equivalent of EUR 13.15[12] in cash that ABN AMRO ADS Holders would receive in the Offer for each of their ABN AMRO ADSs in each case subject to successful elections under the Mix and Match Facility;

•	the fact that the Offer represents a premium of 27.6 percent over the closing price of ABN AMRO Ordinary Shares on Euronext on 16 March 2007, the last Euronext Trading Day prior to the announcement that Barclays and ABN AMRO were in talks, and a premium of 43.6 percent over the average share price of ABN AMRO Ordinary Shares in the six months up to and including 16 March 2007;

•	the earnings, cash flow and balance sheet impact of the Combined Group based on public information and third-party analyst forecasts, as well as the historical financial performance of Barclays and the historical trading price of Barclays Ordinary Shares and ABN AMRO Ordinary Shares;

•	the expectation that Barclays Ordinary Shareholders will hold approximately 55.6 percent and ABN AMRO Ordinary Shareholders will hold approximately 35.1 percent of the outstanding shares of Barclays immediately after implementation of the Merger and will have the opportunity to share in the future growth and expected synergies of the Combined Group; and

•	the expectation that the proposed Merger will lead to 5 percent accretion[13] in Barclays adjusted earnings per share[14] in 2010, and to significant accretion in ABN AMRO’s adjusted cash earnings per share[15] in 2008 for accepting ABN AMRO Ordinary Shareholders including ABN AMRO ADS Holders and that the return on investment will be approximately 13 percent in 2010.

12	The cash consideration paid for each ABN AMRO ADS will be in U.S. Dollars, based on the conversion of the Euro consideration to which ABN AMRO ADS Holders are entitled, net of any applicable fees and expenses, into U.S. Dollars at the average exchange rate obtainable by the ADS Exchange Agent, for the five business days preceding the date on which the cash consideration is received by the ADS Exchange Agent for delivery in respect of such ABN AMRO ADSs.

13	Adjusted earnings per share is the profit attributable to holders of Barclays Ordinary Shares (including Barclays Ordinary Shares represented by Barclays ADSs) adjusted to exclude the amortization of identifiable intangible assets and fair value adjustments and integration costs relating to the Merger, divided by the weighted average number of Barclays Ordinary Shares.

14	This statement is not intended to be and should not be interpreted to mean that the future adjusted earnings per share of Barclays will necessarily match or exceed its historical published adjusted earnings per share.

15	Adjusted earnings per share is the profit attributable to holders of Barclays Ordinary Shares (including Barclays Ordinary Shares represented by Barclays ADSs) adjusted to exclude the amortization of identifiable intangible assets and fair value adjustments and integration costs relating to the Merger, divided by the weighted average number of Barclays Ordinary Shares.

Each of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board and the Barclays Board also considered the results of the financial, legal and operational due diligence performed by their respective senior management and financial advisers and legal counsel, including Barclays historical share performance.

6.17	Other factors considered by Barclays Board and ABN AMRO Boards
Each of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board and the Barclays Board also considered a number of additional factors in its decision to enter into the Merger Protocol, including the following:

•	the UK corporate governance structure of the Combined Group with a unitary board;

•	the fact that the head office of the Combined Group will be located in Amsterdam with day-to-day management of the Combined Group the responsibility of Mr. Varley, working with the group executive committee;

•	the fact that DNB and the FSA have agreed that the FSA will be lead supervisor of the Combined Group and that DNB and FSA will be the consolidated supervisors of the ABN AMRO Group and Barclays Group, respectively.

•	the fact that the holding company for the Combined Group, Barclays, will remain UK incorporated and will remain a UK tax resident; and

•	the fact that the holding company for the Combined Group will remain UK listed and is expected to qualify for an inclusion with a full weighting in the FTSE 100 index and in the AEX index (subject to a maximum weighting cap of 15 percent).
Each of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board and the Barclays Board also considered a number of uncertainties, risks and other potentially negative factors associated with the combination, including the following:

•	the value of the Barclays Ordinary Shares and Barclays ADSs at the time of the settlement of the transaction could be lower than the price of Barclays Ordinary Shares and Barclays ADSs as of the date of the Merger Protocol as a result of, among other things, a change in the value of the assets and liabilities of Barclays and/or ABN AMRO;

•	the risk that the amount of cost savings and revenue synergies that are actually achieved by the Merger may turn out to be less than originally projected;

•	the possibility that regulatory or governmental authorities in the United States, Europe or elsewhere might seek to impose conditions on or otherwise prevent or delay the Merger;

•	the risks and costs to Barclays and ABN AMRO if the Merger is not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

•	the risk that the potential benefits of the Merger may not be fully or partially realised, recognizing the many potential management and regulatory challenges associated with successfully combining the businesses of Barclays and ABN AMRO;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters, and potential disruption associated with combining and integrating the companies;

•	the risk that certain members of Barclays or ABN AMRO senior management who have been selected to hold senior management positions in the Combined Group might not choose to remain with the Combined Group;

•	the potential challenges and difficulties relating to integrating the operations of Barclays and ABN AMRO;

•	the risk that holders of Barclays Ordinary Shares or Barclays ADSs may fail to approve the Merger or that an insufficient number of holders of ABN AMRO Ordinary Shares or ABN AMRO ADSs tender their respective ABN AMRO Ordinary Shares or ABN AMRO ADSs into the Offer;

•	that some officers and directors of Barclays and ABN AMRO have interests in the Merger as individuals in addition to, and that may be different from, the interests of holders of Barclays Ordinary Shares or Barclays ADSs or ABN AMRO Shares;

•	the fees and expenses associated with completing the Merger; and

•	various other risks associated with the combination and the business of the Barclays, ABN AMRO and the Combined Group described under “Risk Factors” in the Barclays Prospectus, which is incorporated by reference herein.
The Barclays Board believed that these potential risks and drawbacks were greatly outweighed by the potential benefits that the Barclays Board expected Barclays to achieve as a result of the Merger.
In considering the Merger, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board and the Barclays Board were aware of the interests of certain officers and directors of, and advisors to, ABN AMRO, the ABN AMRO Boards, Barclays and the Barclays Board, in the Combined Group, as described under Section 6.7 (Interests of ABN AMRO Board members in the Merger) and Section 6.8 (Interests of Barclays Directors and Executive Officers).

6.18	Comparison of rights of ABN AMRO Ordinary Shareholders and Barclays Ordinary Shareholders
Upon completion of the Offer, holders of ABN AMRO Ordinary Shares will become holders of Barclays Ordinary Shares. Barclays is a public limited company incorporated under the laws of England and Wales, and the rights of the holders of Barclays Ordinary Shares are governed by the applicable laws of England and Wales and by the Barclays Articles of Association. ABN AMRO is a Dutch corporation, and the rights of the holders of ABN AMRO Ordinary Shares are governed by the applicable laws of The Netherlands and by the ABN AMRO Articles of Association.
The following is a summary comparison of:

•	the current rights of holders of ABN AMRO Ordinary Shares and under the laws of The Netherlands and the ABN AMRO Articles of Association; and

•	the rights that holders of ABN AMRO Ordinary Shares will have as holders of Barclays Ordinary Shares under the laws of England and Wales and the Barclays Articles of Association upon the completion of the Offer.
The following summary discusses some of the material differences between the current rights of holders of ABN AMRO Ordinary Shares under the laws of The Netherlands and under the ABN AMRO Articles of Association as compared to the rights of holders of Barclays Ordinary Shares under the laws of England and Wales and under the Barclays Articles of Association. The statements in this Section 6.18 are qualified in their entirety by reference to, and are subject to, the detailed provisions of the relevant laws of England and Wales and The Netherlands and the Barclays Articles of Association and the ABN AMRO Articles of Association.
Copies of the Barclays Articles of Association and the ABN AMRO Articles of Association are incorporated by reference herein and will be sent to holders of ABN AMRO Ordinary Shares upon request. See also Section 1.2 (Important Information).
At the Barclays Extraordinary General Meeting it will be proposed to amend the Barclays Articles of Association. The new Barclays Articles of Association would contain the rights attaching to the Barclays Preference Shares and include any necessary consequential amendments to reflect the creation of the Barclays Preference Shares, but would otherwise be identical to the existing Barclays Articles of Association.

Provisions applicable to holders of ABN AMRO Ordinary Shares	Provisions applicable to holders of Barclays Ordinary Shares
Share Capital

Under the ABN AMRO Articles of Association, the authorised share capital of ABN AMRO amounts to EUR 4,704,000,224 nominal value. It consists of (i) four billion and four hundred ABN AMRO	Barclays has two classes of shares, ordinary shares and staff shares. The authorised share capital of Barclays amounts to GBP 2,500 million comprising 9,996 million ordinary shares of 25 pence each

Ordinary Shares, nominal value EUR 0.56 each, (ii) four billion Underlying Convertible Preference Finance Shares, nominal value EUR 0.56 each, subdivided into one series of one billion six hundred million shares and six series of four hundred million shares, and (iii) one hundred million Formerly Convertible Preference Finance Shares, nominal value EUR 2.24 each, subdivided into one series of twenty million shares and eight series of ten million shares. As of 30 July 2007 there were 1,846,114,758 ABN AMRO Ordinary Shares (adjusted for treasury shares), options to purchase 30,136,303 ABN AMRO Ordinary Shares and conditional share awards in respect of 7,675,955 ABN AMRO Ordinary Shares, 1,369,815,864 Underlying Convertible Preference Finance Shares and 44,988 Formerly Convertible Preference Finance Shares outstanding.
and one million staff shares of GBP 1 each. As of 30 July, 2007, there were 6,545,671,873 Ordinary Shares and options to purchase 97,948,735 Barclays Ordinary Shares and 875,000 staff shares, outstanding.
Issuance of Shares

The ABN AMRO Managing Board may be authorized by resolution of the ABN AMRO Shareholders’ Meeting to issue from time to time ABN AMRO Ordinary Shares, Underlying Convertible Preference Finance Shares and Formerly Convertible Preference Finance Shares (or to grant rights to take up such classes of shares). This authority is subject to the prior approval of the ABN AMRO Supervisory Board and at the present time is among others further limited to an overall maximum of 10% of the issued capital of ABN AMRO in issue as of April 26, 2007, and provided in general that the price is not below par. At the 2007 annual general meeting of ABN AMRO Shareholders, the general meeting has resolved to renew the authority for a period of 18 months, starting 27 April 2007, subject among other things to an overall maximum of 10% of the issued capital of ABN AMRO in issue as at 26 April 2007. In the event that the authority of the ABN AMRO Managing Board issues shares of capital stock terminates, the issuance of shares of capital stock would require a resolution of the ABN AMRO Shareholders’ meeting, upon a proposal of the ABN AMRO Managing Board, which is subject to the prior approval of the ABN AMRO Supervisory Board. The ABN AMRO Managing Board is also currently authorised by the ABN AMRO Shareholders’ meeting to restrict or exclude pre-emptive rights with respect to ABN AMRO Ordinary Shares and Formerly Convertible Preference Finance Shares and the granting of rights to acquire such shares. Only ABN AMRO Ordinary Shareholders are entitled to pre-emptive rights.	The Barclays Articles of Association provide that the Company may issue shares with such preferred, deferred or other rights or restrictions attached to them. These rights or restrictions can be decided whether by way of an ordinary resolution passed by the Barclays Shareholders or, failing such determination, by the Barclays Board.

The Barclays Articles of Association provide that the Barclays Board can decide how to deal with any shares which have not been issued, provided they have appropriate shareholders’ authority and provided that pre-emptive rights, the articles of association and the rights attaching to any existing shares are complied with.

At the 2007 annual general meeting held on 26 April, the general meeting resolved to renew the authority authorizing the Barclays Board to allot securities up to an amount equal to approximately one-third of the issued ordinary share capital of Barclays as at 27 February 2007 (excluding treasury shares). The authorisation is effective until the next Barclays annual general meeting in 2008 or if earlier on 26 July 2008 unless previously renewed, varied or revoked by the company in general meeting.

The general meeting also authorised the Barclays Board to allot equity securities (or sell treasury shares), pursuant to a rights issue or for cash up to an amount representing approximately 5 percent of the ordinary share capital of Barclays without the need to first offer the shares to existing shareholders. The renewed authority would remain in force until the date of the annual general meeting in 2008 or 26 July 2008 whichever is the earlier (unless previously renewed, varied or revoked by Barclays in general meeting).
Ordinary Shares

Holders of ABN AMRO Ordinary Shares are entitled to one vote per Ordinary Share. There are no limitations, either under Dutch law or in ABN AMRO Articles of Association, on the right of non-residents of The Netherlands to hold or vote Ordinary Shares. The ABN AMRO Ordinary Shareholders are entitled to dividends in such amounts and at such times as may be declared by ABN AMRO out of funds legally available for that purpose. Cash dividends payable in Euro on ABN AMRO Ordinary Shares may be officially transferred from The Netherlands and converted into any other convertible currency. ABN AMRO Ordinary Shares have certain pre-emptive rights. See “Shareholders’ Pre-emptive Rights,” below.	Holders of Barclays Ordinary Shares are entitled to one vote per Barclays Ordinary Share.

If any sum remains unpaid in relation to a Barclays member’s holding, that member is not entitled to vote in relation to that holding unless the Barclays Board or Barclays determines otherwise.

The holders of Barclays Ordinary Shares are entitled to dividends at such times as may be declared by Barclays out of the profits available for distribution (see ‘Dividends‘ below).

Barclays Ordinary Shares have certain pre-emptive rights (see “Shareholders’ Pre-emptive Rights” below).

ABN AMRO Ordinary Shares are issued in registered or bearer form. ABN AMRO Ordinary Shares in bearer form may be represented by a global certificate. No share certificates will be issued in respect of such bearer shares.	Ordinary shares may be issued in certificated or uncertificated form.

(i) Ordinary Shares issued under the Primary Exchange.

Ordinary Shares issued under the Primary Exchange will be in uncertificated form and will be issued into the Euroclear Netherlands system via the CREST account of Euroclear Netherlands, the Dutch central depository institution.

No share certificates are to be issued for such shares. The shares will be registered in the shareholders’ register, which is maintained by Barclays, in the name of Euroclear Netherlands as Dutch central depository institution.

The shares may be held by individual shareholders through their securities accounts with a custodian linked to Euroclear Netherlands. These shares are held and transferred by book-entry. Barclays pays any dividends to the custodian for the benefit of the applicable shareholders.

(ii) Ordinary Shares issued under the Alternative Exchange.

For registered ABN AMRO Ordinary Shares, no share certificates are to be issued. Holders of registered ABN AMRO Ordinary Shares are entered in the ABN AMRO Shareholders’ Register, which is maintained by ABN AMRO. In cases where the registered ABN AMRO Shares are held by a custodian, the ABN AMRO Shares may be registered in the name of a central depositary institution or a custodian linked to such central depositary institution on behalf of the ABN AMRO	Share certificates will be issued in hard copy form under seal or the securities seal (or in the case of shares on an overseas branch register, an official seal for use in that territory) or signed by a director and company secretary or two directors. Each certificate specifies the number of shares and class of shares to which it relates, the amount paid up and distinguishing numbers (if any) of the shares to which it relates. No certificates will be issued representing shares of more than one class.

Shareholders. Nearly all ABN AMRO Ordinary Shares are registered in the name of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., or Euroclear Nederland. The ABN AMRO Shares may be held by individual Shareholders through their securities accounts with a custodian linked to Euroclear Nederland. These ABN AMRO Shares will be held and transferred by means of book-entries in the administration of the custodian. Holders of any such ABN AMRO Shares are not entitled to delivery thereof outside the system of the Dutch Securities Giro Act (Wet giraal effectenverkeer). Any dividends are paid by ABN AMRO to the custodian for the benefit of the applicable ABN AMRO Shareholders.

Barclays also permits the issue of Barclays Shares to be held in uncertificated form and transferred through computer based systems and procedures permitted by the Uncertificated Securities Regulations 1995 (SI 1995 No. 95/3272) (as modified and replaced) and the rules of the London Stock Exchange (including CREST) (“Regulations”) in which case Barclays will not issue, and no person is entitled to receive, a certificate in respect of any share and at any time for so long as the title to that share is evidenced otherwise than by a certificate and transfers may be made other than by a written instrument.

At the request of a holder of registered ABN AMRO Ordinary Shares that are not registered in the name of Euroclear Nederland, ABN AMRO is required to provide an extract from the ABN AMRO Shareholders’ Register in the name of the ABN AMRO Shareholder. Transfer of such a registered ABN AMRO Share in the capital of ABN AMRO requires an instrument of transfer and, if ABN AMRO is not a party to the instrument, either an acknowledgement by ABN AMRO or service of an instrument on ABN AMRO to ascertain that the rights attached to the ABN AMRO Shares can be exercised. The acknowledgement must be made by registration of the transfer in the ABN AMRO Shareholders’ Register or in the instrument of transfer, either by a dated statement on the instrument of transfer or on a copy or extract thereof certified by a civil law notary or the transferor to be a true copy or extract of the instrument of transfer. Official service by an authorised Dutch process service provider of the instrument of transfer or of such copy or extract on ABN AMRO is considered to have the same effect as an acknowledgement by ABN AMRO of the transfer.	Transfers of Barclays Shares in uncertificated form shall be made in accordance with the Regulations and the facilities and requirements of the relevant system (such as CREST) subject to any arrangements made by the Barclays Board pursuant to the Barclays Articles of Association.

Instruments of transfer of Barclays Shares in certificated form shall be executed by or on behalf of the transferor and the transferor will be deemed to remain the holder of the share until the name of the transferee is entered into the register of members of Barclays.

In the case of an instrument of transfer executed by a recognised clearing house or nominee of a recognised clearing house or of a recognised investment exchange, the lodgement of certificate for the Barclays shares being transferred will not be required unless certificates have been issued in respect of those Barclays Shares.

The principal paying agent in The Netherlands for the Ordinary Shares is ABN AMRO Bank.

Formerly Convertible Preference Finance Shares

Until 31 October 2003, each Formerly Convertible Preference Finance Share was convertible into ABN AMRO Ordinary Shares. Only 44,988 Formerly Convertible Preference Finance Shares remain outstanding. There are no limitations, either under Dutch law or in ABN AMRO Articles of Association, on the right of non-residents of The Netherlands to hold or vote Formerly Convertible Preference Finance Shares.	Barclays has no convertible preference shares on issue.

Formerly Convertible Preference Finance Shareholders are entitled to four votes per Formerly Convertible Preference Finance Share. The Formerly Convertible Preference Finance Shareholders are entitled to preferred dividends in such amounts as are provided for in ABN AMRO Articles of Association and have certain preferential rights upon liquidation. See “— Dividends” and “— Liquidation Rights,” respectively below.
Underlying Convertible Preference Finance Shares

All of the Underlying Convertible Preference Finance Shares are held by the Foundation, as record holder, which issues depositary receipts (or DR Preference Shares) evidencing ownership interests in Underlying Convertible Preference Finance Shares to the beneficial owners thereof. The Underlying Convertible Preference Finance Shares have the same nominal value as the ABN AMRO Ordinary Shares, being EUR 0.56 each. The Underlying Convertible Preference Finance Shares are issued in registered form. The DR Preference Shares are registered in the name of Euroclear Nederland. The DR Preference Shares may be held by individual certificate holders through their securities accounts with a custodian linked to Euroclear Nederland. These DR Preference Shares will be held and transferred by means of book-entries in the administration of the custodian. The voting rights on the Underlying Convertible Preference Finance Shares, although formally with the Foundation, are exercised in practice by the DR Preference Shareholders, as voting proxies will be issued to the DR Preference Shareholders by the trust office under all circumstances. In principle, the Foundation will not exercise its voting rights. The voting rights will be calculated on the basis of the equity participation of the (depositary receipts of the) Underlying Preference Shares in proportion to the value of the ABN AMRO Ordinary Shares. The voting rights on the Underlying Convertible Preference Finance Shares granted to a DR Preference Shareholder by proxy will correspond to the nominal value of one DR Preference Share in relation to the economic (market) value of one ABN AMRO Ordinary Share	Barclays currently has no preference shares on issue.

multiplied by (i) the number of DR Preference Shares held by such DR Preference Shareholder and (ii) the number of votes that may be cast on one ABN AMRO Ordinary Share. The economic (market) value of the ABN AMRO Ordinary Share shall be equal to the price of the ABN AMRO Ordinary Shares at the close of the last trading day of Euronext in the month preceding the convocation of the general meeting of shareholders of ABN AMRO. In short, the voting rights on the Underlying Convertible Preference Finance Shares granted to a DR Preference Shareholder by proxy is calculated according to the formula: I((nominal value of one DR Preference Share / economic (market) value of one ABN AMRO Ordinary Share) * number of DR Preference Shares held) * the number of votes that may be cast on one ABN AMRO Ordinary ShareJ. The voting rights on the Underlying Convertible Preference Finance Shares granted to a DR Preference Shareholder by proxy will be rounded off downwards to the nearest rounded number of voting rights. There are no limitations, either under Dutch law or in ABN AMRO Articles of Association, on the right of non-residents of The Netherlands to hold or vote Underlying Convertible Preference Finance Shares.

Each Formerly Convertible Preference Finance Share entitles the holder thereof to preferred dividends in an amount as is provided for in ABN AMRO Articles of Association. See “— Dividends” below. The DR Preference Shareholders are entitled to receive dividends in an amount equal to any dividends received on the Underlying Convertible Preference Finance Shares by the Foundation. Each Formerly Convertible Preference Finance Share has certain preferential rights upon liquidation. See “— Liquidation Rights” below.
Rights of shareholders

The rights of ABN AMRO Shareholders set out in this summary derive from the ABN AMRO Articles of Association and Dutch law. Any amendment to ABN AMRO Articles of Association must be proposed by the ABN AMRO Managing Board, which is subject to the approval of the ABN AMRO Supervisory Board, and approved by a majority vote of the ABN AMRO Shareholders.	The rights of Barclays Shareholders set out in this summary derive from the Barclays Articles of Association and English law.

Under the Companies Act, the Barclays Shareholders have the power to amend the objects or purpose clause in the Barclays memorandum of association and any provision of the Barclays Articles of Association by special resolution, subject to, in the objects clause, the rights of dissenting shareholders to apply to the courts to cancel the amendments.

Under the Companies Act, the Barclays Board is not authorised to change the memorandum of association or the articles of association.

The rights attached to any class of Barclays Shares

may be varied with the sanction of an extraordinary resolution passed at a separate meeting of holders of the Barclays Shares of that class (see Section “Meetings of Classes of Shareholders”).

There are no limitations imposed by English law or the Barclays memorandum and articles of association on the rights of non-residents or foreign persons to hold or vote on Barclays Ordinary Shares other than the limitations that would generally apply to all Barclays Shareholders.
Voting

Each ABN AMRO Ordinary Share in the capital of ABN AMRO is entitled to one vote. Each Underlying Convertible Preference Finance Share is entitled to one vote and each Formerly Convertible Preference Finance Share is entitled to four votes. Subject to certain exceptions provided for by law or in ABN AMRO Articles of Association, as summarised herein, resolutions are passed by an absolute majority of the votes cast.	Every member who is present in person or represented at any general meeting of Barclays and who is entitled to vote has one vote on a show of hands. On a poll, every member who is present or represented has one vote for every share held.

If any sum remains unpaid in relation to a member’s shareholding, that member is not entitled to vote that share unless the Barclays Board otherwise determines.
Meetings of shareholders

General meetings of shareholders shall be held in Amsterdam, The Hague, Rotterdam, Utrecht or Haarlemmermeer (Schiphol). Annual meetings must be held within six months of the end of the financial year. In addition, general meetings of ABN AMRO Shareholders shall be held as deemed necessary by the ABN AMRO Managing Board or ABN AMRO Supervisory Board and when required by law or ABN AMRO Articles of Association.	Barclays is required to hold a general meeting each year as its annual general meeting in addition to other meetings (called extraordinary general meetings) at such time and place as the Barclays Board thinks fit. The type of meeting will be specified in the notice calling it. Not more than 15 months may elapse between the date of one annual general meeting and the next.

General meetings of ABN AMRO Shareholders shall be convened by the ABN AMRO Managing Board or ABN AMRO Supervisory Board or as determined by law. The convocation to the meeting, which shall take place not later than the fifteenth day prior to the day of the meeting, shall state the items to be discussed or indicate that ABN AMRO Shareholders may inspect such items at the ABN AMRO offices. Proposals relating to reducing the ABN AMRO share capital or amending ABN AMRO Articles of Association must be included in the convocation. Notices calling meetings must be published in at least one daily national newspaper and on the Daily Official List. Each ABN AMRO Shareholder, each usufructuary or pledgee of ABN AMRO Shares holding voting rights, as well as each DR Preference Shareholder is entitled to attend the ABN AMRO Shareholders’ meeting and to speak and, where applicable, to vote, either in person or by proxy granted in writing. The ABN AMRO Managing Board may set the record date, which may not be earlier than	General meetings of shareholders may be convened by the Barclays board at its direction, or by requisition of members in accordance with the statutes.

In the case of an annual general meeting or a meeting for the passing of a special resolution (requiring the consent of a 75% majority) 21 clear days’ notice is required. In other cases 14 clear days’ notice is required. The notice must specify the place, the day and hour of the meeting, and the general nature of the business to be transacted.

thirty days before the meeting, to determine the holders of ABN AMRO Shares or DR Preference Shares that are entitled to attend and vote at the meeting on the nominated record date. ABN AMRO Supervisory Board and ABN AMRO Managing Board members are entitled to attend and speak at the ABN AMRO Shareholders’ meeting. The chairman of the ABN AMRO Supervisory Board shall chair the ABN AMRO Shareholders’ meeting.

Voting at shareholders’ meetings is principally related to approval of the annual accounts of ABN AMRO, the adoption of the proposed dividend per ABN AMRO Ordinary Share (See “Dividends” below) and discharging the members of the ABN AMRO Boards. In addition, the ABN AMRO Shareholders may appoint the auditors that are required by law to be appointed. However, if they do not, the ABN AMRO Supervisory Board must do so. The ABN AMRO Shareholders also may resolve to: (1) delegate the authority to the ABN AMRO Managing Board to issue shares or to grant rights to acquire shares, (2) delegate the authority to the ABN AMRO Managing Board to restrict or exclude pre-emptive rights in respect of shares issued pursuant to authority granted in clause (1), (3) authorise the ABN AMRO Managing Board to engage in repurchases of capital stock of the ABN AMRO or (4) amend ABN AMRO Articles of Association, but, in the case of clause (4), only following a motion by the ABN AMRO Managing Board that has been previously approved by the ABN AMRO Supervisory Board.

In addition, ABN AMRO Shareholders are entitled to appoint or, as the case may be, to reappoint the members of the ABN AMRO Boards. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Corporate governance — Shareholders’ Influence”.	Voting at shareholders’ annual general meetings is principally related to the receipt of the audited accounts of Barclays for each financial year, the re- election or appointment of the Barclays Board, and the re-appointment or appointment of auditors.

The Barclays Shareholders may also resolve to authorise the Barclays Board to allot Barclays Shares, to restrict or exclude pre-emptive rights in respect of the shares issued, authorise the Barclays Board to engage in buy-backs of the Barclays Shares or the amendment of the articles of association (see “Issuance of Shares” above).

Subject as noted in the ‘Voting’ Section above, all Barclays Shareholders are entitled to attend and vote at general meetings. The articles of association do, however, provide that arrangements may be made for simultaneous attendance at a general meeting at a place other than that specified in the notice of meeting, in which case some Barclays Shareholders may be excluded from the specified place.
Meetings of classes of shareholders

Meetings of holders of Formerly Convertible Preference Finance Shares and Underlying Convertible Preference Finance Shares of a particular class must be held as frequently as is required by law or any provision of ABN AMRO Articles of Association or as deemed necessary by the ABN AMRO Managing Board or the ABN AMRO Supervisory Board. A general meeting of ABN AMRO Shareholders must be held once a year in Amsterdam, The Hague, Rotterdam, Utrecht or Haarlemmermeer (Schiphol) in The Netherlands, no later than by the month of June to, among other things, adopt the annual accounts of ABN AMRO. General meetings of ABN AMRO Shareholders may be convened by the ABN AMRO Managing Board, the ABN AMRO Supervisory	If the capital of Barclays is to be divided into different classes of shares, the holders of any class of Barclays Shares have the power by extraordinary resolution passed at a meeting of holders of that class of Barclays shares to consent to:

•     the issue or creation of any Barclays Shares ranking equally with the Barclays Shares of that class,

•     the abandonment or alteration of any preference, privilege, priority or special right affecting the class of Barclays shares,

• any scheme or reduction of capital prejudicially affecting the class of Barclays Shares, compared with any other class, and

Board and, in certain circumstances, if authorised by the president of the Amsterdam court, the ABN AMRO Shareholders (including DR Preference Shareholders evidencing ownership interests in Underlying Convertible Preference Finance Shares) representing at least 10% of the total outstanding share capital of ABN AMRO, upon at least 15 days’ prior notice that must be published in at least one nationally distributed daily newspaper and the Daily Official Price List. There are no quorum requirements applicable to general meetings, although certain quorum requirements may apply to specific proposed actions.
not otherwise permitted under the articles of association,

•     any scheme for the distribution of assets in money or in kind on or before liquidation or any contract for the sale of the whole or part of the company, determining the manner in which, between the classes, the purchase consideration will be distributed, and

•     generally, any alteration, contract, compromise or arrangement which the persons voting on could consent to or enter into.

Any meeting to vary the rights of any class of Barclays Shares will be convened and conducted in the same way as an extraordinary general meeting of Barclays (see “Voting” above).
Dividends

Subject to certain exceptions, dividends may only be paid out of profits, as set forth in the annual financial statements of ABN AMRO. Distributions may not be made if the distribution would reduce ABN AMRO Shareholders’ equity below the sum of the paid up and called up capital and the reserves required by Dutch law or ABN AMRO Articles of Association.	Under English Law, dividends are payable on Barclays Ordinary Shares only out of the profits available for distribution, as determined in accordance with accounting principles generally accepted in the UK and by the Companies Act 1985. Barclays may in general meeting declare dividends by ordinary resolution, but such dividend may not exceed the amount recommended by the Barclays Board. The Barclays Board may pay interim or final dividends if it appears they are justified by Barclays financial position.

The holders of Underlying Convertible Preference Finance Shares issued pursuant to the resolution passed by the extraordinary meeting of shareholders on 25 August 2004 will receive a dividend of EUR 0.02604 per share, representing 4.65% of the nominal value. As of 1 January 2011, and every ten years thereafter, the dividend percentage on the Underlying Convertible Preference Finance Shares will be adjusted in line with the arithmetical average of the ten-year Euro- denominated interest rate swap as published by Reuters on the dividend calculation dates thereof, plus an increment to be set by the ABN AMRO Managing Board with the approval of the ABN AMRO Supervisory Board, of no less than 25 basis points and no more than one hundred basis points, depending on the market situation at that time (article 37.2.a.1 and a.2). The holders of Formerly Convertible Preference Finance Shares will receive a dividend of EUR 0.95 per share, representing 3.3231% of the amount paid on each share as of 1 January 2004. As of 1 January 2014, and every ten years thereafter, the dividend on the Formerly Convertible Preference Finance Shares will be adjusted in the manner described in ABN AMRO Articles of Association (article 37.2.a.4).	The profits that are resolved to be distributed in respect of any financial period are applied first in payment of the fixed dividend of 20% per annum on the staff shares and then in payment of dividends on the Ordinary Shares.

The Barclays Board may, with the approval of an ordinary resolution of Barclays Shareholders, offer Barclays Shareholders the right to choose to receive an allotment of new Barclays Ordinary Shares credited as fully paid instead of cash in respect of all or part of any dividend.

Any dividend unclaimed after a period of twelve years from the date it became due for payment will be forfeited and reverts to Barclays.

No profit distributions will be made to holders of Underlying Convertible Preference Finance Shares or Formerly Convertible Preference Finance Shares in excess of the maximum levels defined above (article 37.2.a.6.).

From the profit remaining after these distributions, the ABN AMRO Managing Board may decide to make appropriations to reserves, subject to the approval of the ABN AMRO Supervisory Board (article 37.2.b.).

The allocation of the amount remaining after these appropriations shall be determined by the ABN AMRO Shareholders’ meeting. The ABN AMRO Managing Board, subject to the approval of the ABN AMRO Supervisory Board, shall make a proposal to that effect. A proposal to pay a dividend shall be dealt with as a separate item at the ABN AMRO Shareholders’ meeting (article 37.2.b.).

ABN AMRO’s policy on reserves and dividends shall be determined and can be amended by the ABN AMRO Supervisory Board, upon the proposal of the ABN AMRO Managing Board. The adoption of and each subsequent amendment to the policy on reserves and dividends shall be discussed and accounted for at the ABN AMRO Shareholders’ meeting under a separate agenda item (article 37.2.c.).

Notwithstanding the provisions of article 37.2.a.1 and a.2 referred to above, after 1 January 2011 the ABN AMRO Managing Board may, with the approval of the ABN AMRO Supervisory Board, resolve not to pay the dividend on the relevant Formerly Convertible Preference Finance Shares in cash out of the profit, or to pay the dividend on the relevant Formerly Convertible Preference Finance Shares out of a freely distributable reserve. In such cases the part of the profit not paid out shall be added to the general reserve. The ABN AMRO Managing Board may only pass such a resolution if no dividend is to be paid on the ABN AMRO Ordinary Shares in the relevant year, in accordance with the provisions of article 37.2.c. Subject to approval of the ABN AMRO Supervisory Board, the ABN AMRO Managing Board can make the dividend or interim dividend on the ABN AMRO Ordinary Shares payable, at the discretion of the holders, either in cash or, provided it is authorised to issue shares, partly or wholly in the form of ABN AMRO Ordinary or Formerly Convertible Preference Finance Shares in the company’s capital or in a combination thereof, such combination to be determined by the ABN AMRO Managing Board (article 37.3.).

Shareholders’ Pre-emptive Rights

Upon the issuance of ABN AMRO Ordinary Shares or Formerly Convertible Preference Finance Shares, ABN AMRO Ordinary Shareholders have pre-emptive rights to subscribe for new issuances in proportion to their holdings. Notwithstanding the foregoing, ABN AMRO Ordinary Shareholders will not have pre-emptive rights in respect of (i) issuances of ABN AMRO Shares to employees of ABN AMRO or group companies and (ii) issuances of shares for non-cash consideration. ABN AMRO Ordinary Shareholders also do not have pre-emptive rights in connection with the issuance of ABN AMRO Ordinary Shares and Formerly Convertible Preference Finance Shares pursuant to the exercise of a right to subscribe for such shares, such as options and warrants, although the ABN AMRO Ordinary Shareholders do have pre-emptive rights in respect of the issuance of such options and warrants.	Under the Companies Act, if Barclays proposes to issue for cash:

•     equity securities (which are securities carrying a right to participate in dividends or capital beyond a specified amount), or

•     rights to subscribe for equity securities,

they must be offered first to each person who holds equity securities on the same or more favourable terms in proportion to those securities which is as nearly as practicable equal in proportion to the nominal value of equity securities held by him or her to the aggregate issued equity securities.

The ABN AMRO Managing Board, subject to the approval of the Supervisory Board, may be authorised by resolution of the ABN AMRO Shareholders’ meeting to restrict or exclude pre-emptive rights with respect to the ABN AMRO Ordinary Shares and Formerly Convertible Preference Finance Shares (and the granting of rights to acquire such shares) if the ABN AMRO Shareholders have delegated the authority to issue these shares (and these rights) to the ABN AMRO Managing Board. The authority of the ABN AMRO Managing Board to restrict or exclude pre-emption rights has recently been renewed at the 2007 ABN AMRO Shareholders’ meeting for a period of 18 months starting on 27 April 2007, and in the aggregate amount equal to 10% of the issued capital of ABN AMRO as of 26 April 2007.	These pre-emption rights can be disapplied by a special resolution passed by the Barclays Shareholders in a general meeting, either generally or specifically, for a maximum period not exceeding five years. Barclays usually disapplies the statutory pre-emption requirement on an annual basis. Broadly, this disapplication permits the Directors to make non pre-emptive issues and rights issues or open offers. At the Barclays AGM held on 26 April 2007, the Barclays Board were authorized to allot equity securities (or sell treasury shares) pursuant to a rights issue or for cash up to an amount representing 5 percent of the issued ordinary share capital of the Company without the need to first offer the shares to existing shareholders.
Acquisition of its own shares

ABN AMRO may acquire fully paid-up shares of any class of its capital for a consideration, subject to certain provisions of Dutch law and ABN AMRO Articles of Association, if: (i) ABN AMRO Shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called up capital and any reserves required by Dutch law or ABN AMRO Articles of Association and (ii) ABN AMRO and its subsidiaries would thereafter not hold shares with an aggregate nominal value exceeding one-tenth of ABN AMRO’s issued share capital. Any shares held by ABN AMRO in its own capital may not be voted.	Barclays may purchase its own shares if the purchase is authorised by the memorandum and articles of association (the Barclays articles provide that subject to the rights attached to the existing shares, Barclays can purchase any of its shares).

At the Barclays annual general meeting held on 26 April 2007, the Barclays Shareholders approved a resolution authorising Barclays to make market purchases (within the meaning of the Companies Act 1985) of up to 980,840,000 Barclays Ordinary Shares of 25p each in its capital and Barclays may hold such shares as treasury shares provided that:

An acquisition by ABN AMRO of fully paid-up shares of any class of its capital for a consideration may be effected by the ABN AMRO Managing	• the minimum price which may be paid for each Barclays Ordinary Share is not less than 25p,

Board, subject to the approval of the ABN AMRO Supervisory Board. Such acquisitions by ABN AMRO of shares in its own capital require the ABN AMRO Shareholders’ meeting to grant the ABN AMRO Managing Board the authority to effect such acquisitions. This authority may apply for a maximum period of 18 months and must specify the number of ABN AMRO Shares that may be acquired, the manner in which the ABN AMRO Shares may be acquired and the price limits within which ABN AMRO Shares may be acquired. At the 2007 annual general meeting of ABN AMRO Shareholders, the ABN AMRO Shareholders have resolved to renew the authority for a period of 18 months starting on 27 April 2007. No authority is required for the acquisition by ABN AMRO of shares in its own capital for the purpose of transferring the ABN AMRO Shares to employees of ABN AMRO or any subsidiary thereof pursuant to any arrangements applicable to such employees, provided that the ABN AMRO Shares are included in the price list of a stock exchange.

Dutch law provides that an acquisition as above is not allowed when a financial year has lapsed more than six months and the annual accounts have not been approved and adopted.

•     the maximum price (exclusive of expenses) which may be paid for each Barclays Ordinary Share is not more than the higher of (i) 105% of the average of the market values of the Barclays Ordinary Shares (as derived from the Official UK List) for the five Business Days immediately preceding the date on which the purchase is made, and (ii) that stipulated by article 5(1) of the Buy-back and Stabilization Regulation (EC 2273/2003), and the authority conferred by this resolution expires on the date of the 2008 Barclays annual general meeting or, if earlier, 15 months from the date of passing the resolution (except in relation to any purchase of Barclays Shares the contract of which was concluded before such date and which would or might be executed after that date).

Under the Companies Act 1985, any Barclays Share may be issued on terms that is, at the option of Barclays or the holder of such Barclays Share, redeemable. Barclays has no redeemable shares on issue.
Capital Reduction

Upon a proposal of the ABN AMRO Managing Board, subject to the approval of the ABN AMRO Supervisory Board, the ABN AMRO Shareholders’ meeting may resolve to reduce the issued ABN AMRO Share capital by a cancellation of ABN AMRO Shares or by a reduction of the nominal amount of the ABN AMRO Shares by amendment of ABN AMRO Articles of Association. The resolution of the ABN AMRO Shareholders’ meeting requires a majority of at least two-thirds of the votes cast if less than half of the issued ABN AMRO Share capital is present or represented at the meeting. A resolution to cancel may only relate to ABN AMRO Shares held by ABN AMRO or with due observance of the provisions of Book 2 of The Netherlands Civil Code to all shares of a class. In addition to the approval of the ABN AMRO Shareholders’ meeting, any reduction in the share capital of ABN AMRO also requires the prior or simultaneous approval of each class of ABN AMRO Shares to which the capital reduction relates.	Barclays may, by special resolution, reduce its share capital or any capital redemption reserve or any share premium account or any other undistributable reserve in any manner authorised by the statutes.

ABN AMRO Articles of Association provide for the conditional cancellation of the Formerly Convertible Preference Finance Shares issued pursuant to the resolution passed by the Extraordinary general meeting of ABN AMRO Shareholders on 25 August 2004.

Liquidation Rights

In the event of the dissolution and liquidation of ABN AMRO, the assets remaining after payment of all debts are to be distributed first, to the holders of the Underlying Convertible Preference Finance Shares and the Formerly Convertible Preference Finance Shares on a pro rata basis, in an amount equal to all dividends accrued from the beginning of the most recent full financial year through to the date of payment, and then the nominal amount of the Underlying Convertible Preference Finance Shares or the amount paid in on the Formerly Convertible Preference Finance Shares, respectively, and second, to the holders of ABN AMRO Ordinary Shares on a pro rata basis.	In the event of any return of capital on liquidation the Barclays Ordinary Shares and the staff shares rank equally in proportion to the amounts paid up or credited as paid up on the Barclays Shares of each class, except that in the event of a winding up of Barclays the holders of the staff shares are only entitled to participate in the surplus assets available for distribution up to the amount paid up on the staff shares plus 10%.
Management and supervision

ABN AMRO has a two-tier system of corporate governance, consisting of an ABN AMRO supervisory board and an ABN AMRO managing board. ABN AMRO is managed by the ABN AMRO Managing Board, consisting of (executive) managing directors, under the supervision of the ABN AMRO Supervisory Board consisting of (non-executive) supervisory directors. The ABN AMRO Supervisory Board is a separate body from the ABN AMRO Managing Board.

The ABN AMRO Managing Board is responsible for ABN AMRO’s day to day management.

The ABN AMRO Supervisory Board supervises the policy conducted by the Managing Board, as well as ABN AMRO’s general course of affairs and its business. In addition, it assists management with advice. In performing their duties, the members of the ABN AMRO Supervisory Board are guided by the interests of ABN AMRO and the enterprise connected therewith.

Certain powers are vested within the ABN AMRO Supervisory Board, such as the approval of certain resolutions by the ABN AMRO Managing Board.

In addition, after having been presented the annual accounts by the ABN AMRO Managing Board, the ABN AMRO Supervisory Board submits these annual accounts for adoption to the general meeting of ABN AMRO Shareholders.

The ABN AMRO Articles of Association provide that the ABN AMRO Managing Board requires the approval from the ABN AMRO Shareholders’ meeting for certain resolutions.	Under English law, Barclays is required to have a single tier board of directors. The Barclays Board is headed by a non-executive Chairman and has a majority of independent non-executive directors. The Barclays Board currently comprises the Chairman, 10 independent non-executive directors, and five executive Directors.

The Barclays Board is responsible to Shareholders for creating and sustaining shareholder value through the management of the Barclays group’s business. It is also responsible for ensuring that management maintain a system of internal control that provides assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. The Barclays Board is the decision-making body for all matters deemed material to the Barclays Group in strategic, financial and reputational terms.

The Board has a formal schedule of matters reserved for its decision, including the approval of interim and final financial statements, significant changes in accounting policy and practice, the appointment or removal of directors or the company secretary, and changes to the Barclays Group’s capital expenditure.

The Barclays Board can delegate any of its powers, authorities, discretions and functions to any committee or committees of one or more persons or to a wholly owned subsidiary. Unless the directors decide not to allow this, any committee can sub-delegate any of its powers, authorities, discretions ad functions to sub-committees. Any such subsidiary or committee must comply with the regulations which may from time to time be imposed by the Barclays Board.

The Barclays Board has delegated powers to the

Board Human Resources and Remuneration Committee, the Board Corporate Governance and Nominations Committee, the Board Audit Committee and the Board Risk Committee.

Responsibility for the day-to-day management of the Barclays Group is delegated to the Barclays Group Chief Executive, who is supported by the Barclays Group Executive Committee which he chairs. The executive committee meets weekly to develop strategies and policies for recommendation to the Board and to implement approved strategy.

The Barclays Board may also appoint any person to be the attorney or agent of Barclays with such powers, authorities, discretions and functions of attorneys. However, they cannot give an attorney any powers, authorities, discretions or functions which the Directors do not have under the Barclays Articles of Association.
Board

Following the ABN AMRO Articles of Association, both the ABN AMRO Managing Board and the ABN AMRO Supervisory Board shall consist of at least five members.	Under the Barclays Articles of Association, Barclays must have a minimum of five directors (disregarding alternate directors).
Appointment and election of Directors

Members of the ABN AMRO Managing Board are appointed by way of a resolution by the ABN AMRO Shareholders’ meeting, to be adopted by more than 50% of the votes validly cast at the meeting, upon nomination by the ABN AMRO Supervisory Board. Such nomination shall be binding in the event that the nomination by the ABN AMRO Supervisory Board with respect to a vacant seat consists of a list of two or more candidates.	The shareholders of Barclays may, by passing an ordinary resolution, elect any eligible, willing person to be a director, either as an additional director or to fill a vacancy.

Members of the ABN AMRO Supervisory Board shall be appointed by the ABN AMRO Shareholders’ meeting upon nomination by the ABN AMRO Supervisory Board. Such nomination shall be binding in the event that the nomination by the ABN AMRO Supervisory Board with respect to a vacant seat consists of a list of two or more candidates.	Subject to the Barclays Articles of Association, the directors can resolve to appoint any person to be a director, either to fill a casual vacancy or as an additional director. Any director appointed by the Barclays Board will hold office only until the next annual general meeting and shall then retire and will be eligible to stand for election.

Pursuant to the ABN AMRO Articles of Association, the authority to represent ABN AMRO shall either reside with two members of the ABN AMRO Managing Board acting jointly, or with one member of the ABN AMRO Managing Board and one duly authorised signatory acting jointly.

ABN AMRO may also be represented by authorised signatories, with due observance of any	Any director (other than an alternate director) can appoint any other person (including another director) to act in his place (called an “alternate director”). That appointment requires the approval of the Barclays Board, unless previously approved by directors or unless the appointee is another director of Barclays.

restrictions imposed upon their representative authority. The ABN AMRO Managing Board shall decide on their authority, their job title and the terms of appointment, on the understanding that the title of Senior Executive Vice President may only be granted in consultation with the ABN AMRO Supervisory Board.

Retirement of Directors
The Barclays Articles of Association provide that at each annual general meeting, one-third of the directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) must retire from office. The directors to retire at each annual general meeting will be those who have been longest in office. Unless they otherwise agree between themselves, as between the directors who became directors on the same day, or who were last re-elected directors on the same day, those who are due to retire will be determined by lot.
Removal of Directors

The ABN AMRO Supervisory Board may suspend members of the ABN AMRO Managing Board at any time. If the ABN AMRO Shareholders’ meeting fails to reach a decision within three months of the suspension of such member, on whether that member should be dismissed, the suspension shall be lifted.

Upon a motion to that effect by the ABN AMRO Supervisory Board, the ABN AMRO Shareholders’ meeting may resolve to suspend an ABN AMRO Supervisory Board member. Such resolution must be adopted by more than 50% of the votes validly cast at the meeting.

The ABN AMRO Shareholders meeting may resolve to (i) suspend or dismiss (without their consent) members of the ABN AMRO Boards, other than pursuant to a recommendation of the ABN AMRO Supervisory Board; and/or (ii) to set aside the binding nomination right of the supervisory board in relation to the appointment of new members of ABN AMRO Boards and the right to then appoint new members of ABN AMRO Boards that have not been nominated through a binding nomination by the ABN AMRO Supervisory Board. Such resolution shall only be valid if adopted by a majority of 66 2/3% of the votes validly cast at the meeting, provided that that majority represents at least 50% of the economic value of ABN AMRO issued share capital (the “Economic Value”). The economic value of ABN AMRO issued share capital is determined as follows: (a) with respect to ABN AMRO listed shares (i.e. ABN AMRO Ordinary	Under the Companies Act 1985, the Barclays Shareholders may remove any director without cause by ordinary resolution, irrespective of any provision in the articles of association or any service contract between Barclays and the director, provided special notice (which requires at least 21 clear days’) has been given. In these situations, Barclays may be required, pursuant to the service contracts with the directors, to pay damages or compensation to the removed director.

Shares and Formerly Convertible Preference Finance Shares): in accordance with the stock value at a date to be determined by the ABN AMRO Managing Board, but which is at least 6 weeks before the meeting; and (b) with respect to non-listed shares (i.e. Underlying Convertible Preference Finance Shares): in accordance with the capital paid-up on the respective shares.

Directors’ liability

Under Dutch law, members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board have a duty vis-à-vis ABN AMRO to properly fulfill their tasks as a managing or supervisory director. The scope of this duty is determined on a case-by-case basis.

Under Dutch law, members of the ABN AMRO Managing Board and members of the ABN AMRO Supervisory Board are jointly and severally liable to ABN AMRO for failure to fulfill their duties properly. Members of the ABN AMRO Boards may, in the event of ABN AMRO’s bankruptcy, be liable towards the trustee in bankruptcy for improper fulfillment of their duties. In certain circumstances, tort liability of members of the ABN AMRO Managing Board and members of the ABN AMRO Supervisory Board towards ABN AMRO’s Shareholders or third parties such as contractors, may arise. Generally, members of the ABN AMRO Managing Board and members of the ABN AMRO Supervisory Board cannot be held liable by ABN AMRO’s Shareholders for damage sustained by ABN AMRO.	Under English law, each of the Barclays Directors has a fiduciary duty to act in Barclays best interests. The duty includes an obligation not to create an actual or potential conflict of interest between the director’s duty to Barclays and duties to any other person or his personal interests as well as an obligation to exercise his powers only in accordance with the memorandum and articles of Barclays and any applicable legislation. In addition, each of the Barclays directors is obligated under English law to exercise reasonable care and skill.

Limitation on liability and indemnification

The provisions of Dutch law governing the liability of members of the ABN AMRO Boards to ABN AMRO are mandatory in nature.	The Barclays Articles of Association provide that, as far as the legislation allows, every director, officer and auditor of Barclays and every former director, other former officer and former auditor of Barclays will be indemnified out of the assets of Barclays against any liability incurred by them.

English law provides that a company can indemnify a director against any liability except for: (i) indemnity against liability incurred by the director to the company or any associated company, (ii), any indemnity against any liability incurred by the director to pay a fine imposed in criminal proceedings or a sum payable to a regulatory authority by way of penalty in respect of non-compliance with any requirement of a regulatory nature, (iii) any indemnity against any liability incurred by the director in defending criminal proceedings brought by the company or the associated company in which judgment is given against him or in connection with an application under certain sections of the Companies Act (acquisition by shares by an innocent nominee and relief in the case of honest and reasonable conduct) in which the court refuses to grant him relief.
Class action suits and shareholder derivative suits

While the Dutch Civil Code does not specifically provide for class actions or derivative suits, Dutch law allows for certain procedures and actions that may result in, or be followed by an action for, liability of ABN AMRO or members of the ABN AMRO Managing Board or the ABN AMRO Supervisory Board vis-à-vis holders of ABN AMRO Ordinary Shares. These procedures and actions include the right for ABN AMRO Shareholders (including DR Preference Shareholders evidencing ownership interests in Underlying Convertible Preference Finance Shares) representing at least 10% of the total outstanding share capital of ABN AMRO, or ABN AMRO Shareholders (including DR Preference Shareholders evidencing ownership interests in Underlying Convertible Preference Finance Shares) holding at least EUR 225,000 aggregate par value to request the Enterprise Chamber to institute an independent enquiry into the management and general course of business of ABN AMRO.	While the English law permits a shareholder to initiate a lawsuit on behalf of the company only in limited circumstances, the Companies Act 1985 permits a shareholder whose name is on the register of shareholders of the company to apply for a court order:

•     when the company’s affairs are being or have been conducted in the manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim, or

•     when any act or omission of the company is or would be so prejudicial. A court has wide discretion in granting relief, and may authorise civil proceedings to be brought in the name of the company by a shareholder on the terms that the court directs.

Except in limited circumstances, English law does not generally permit class action lawsuits by shareholders on behalf of the company on behalf of other shareholders

Under provisions of the Companies Act 2006 which are coming into force in October 2007, a shareholder may bring a claim on behalf of

Barclays in relation to an actual or proposed act or omission involving negligence, default, breach of duty or breach of trust by a director. Such a claim is referred to as a “derivative claim”, and may be brought against a director or another person.
Transactions with interested directors

Under the Dutch corporate governance code, any situation in which ABN AMRO has a conflict of interest with one or more members of the ABN AMRO Managing Board or ABN AMRO Supervisory Board must be promptly reported to the chairman of the ABN AMRO Supervisory Board. The relevant directors must not take part in any deliberations about the contemplated transaction. Decisions to enter into transactions in which there are conflicts of interest with members of the ABN AMRO Managing Board or the ABN AMRO Supervisory Board that are of material significance to ABN AMRO and/or to such persons require the approval of the ABN AMRO Supervisory Board.	Under the rules of the UKLA, Barclays must obtain shareholder approval for certain transactions with related parties (which includes certain transactions with directors). The Listing Rules provide that an announcement, a circular and prior approval of the shareholders in general meeting will be required before such transaction is entered into. The related party will not be allowed to vote on the resolution. The Barclays Articles of Association provide that, if the legislation and the FSA allows, and provided the director discloses the nature of his interest, the director is permitted to (i) have an interest in any other contract with, or involving, Barclays or any other company in which Barclays may be interested, (ii) hold any other position (other than the office of auditor of Barclays or any other company in the Barclays group) with Barclays as well as being a director, (iii) acting alone or through a firm in which he is interested, do paid professional work for Barclays, and (iv) hold any position within, or be otherwise interested in any other company in which Barclays may be interested.
In the event of a conflict of interest with one or more members of the ABN AMRO Managing Board, ABN AMRO will be represented by the members of the ABN AMRO Supervisory Board. The ABN AMRO Shareholders’ meeting is at all times authorised to appoint another representative. If there is a transaction involving a conflict of interest with a member of the ABN AMRO Supervisory Board, the members of the ABN AMRO Managing Board, if they are not conflicted, can represent ABN AMRO. Lack of approval from the ABN AMRO Supervisory Board (as described above) does not invalidate any transaction with a bona fide third party.	Except as provided in the Barclays Articles of Association, a director cannot vote at any meeting of the Board in respect of any contract in which he has an interest which is a material interest. Interests as a result of interests in securities of Barclays are disregarded for these purposes.
Barclays Articles of Association provide that directors can vote and be counted in a quorum in respect of resolutions regarding transactions specified in article 95(a)(i) to (viii) inclusive, provided the only material interest the director has in the transaction is as specified in article 95(a)(i) to 95(a)(viii).

The articles of association provide that the company may, by ordinary resolution suspend or relax the provisions of article 95 to any extent, or to ratify any particular contract carried out in contravention of that article.

Amendment of articles of association

Any amendment of the ABN AMRO Articles of Association requires a resolution to that effect adopted by a majority of more than 50% of the votes validly cast in the general meeting of ABN AMRO Shareholders. Such resolution may only be passed by the general meeting of ABN AMRO Shareholders following a proposal by the ABN AMRO Managing Board which has been approved by the ABN AMRO Supervisory Board.	Under the Companies Act, the Barclays Shareholders have the power to amend the objects or purpose clause in Barclays Memorandum of Association and any provision of Barclays Articles of Association by special resolution, subject to, in the objects clause, the rights of dissenting shareholders to apply to the courts to cancel the amendments.

Under the Companies Act, the Barclays Board is not authorised to change the Memorandum of Association or the Barclays Articles of Association.

6.19	Consequences of the Offer

6.19.1	Liquidity and Delisting

The purchase of ABN AMRO Ordinary Shares (including ABN AMRO ADSs) or Formerly Convertible Preference Finance Shares by the Offeror pursuant to the Offer, among other things, will reduce the number of ABN AMRO Shareholders (including ABN AMRO ADS Holders) and the number of ABN AMRO Ordinary Shares (including ABN AMRO ADSs) and Formerly Convertible Preference Finance Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining ABN AMRO Ordinary Shares (including ABN AMRO ADSs) and Formerly Convertible Preference Finance Shares not tendered and not held by ABN AMRO.

Should the Offer be declared unconditional (gestanddoening), it is intended that ABN AMRO’s listing of ABN AMRO Ordinary Shares and Formerly Convertible Preference Finance Shares on Euronext Amsterdam, and the listing of ABN AMRO Ordinary Shares and the ABN AMRO ADSs on the NYSE, will be terminated as soon as possible. This would further adversely affect the liquidity of any ABN AMRO Ordinary Shares (including ABN AMRO ADSs) and Formerly Convertible Preference Finance Shares not tendered. In addition, the Offeror may initiate any of the procedures as set out in Section 6.19.3 (Post-Offer Restructuring), including procedures which would result in termination of the listing of the ABN AMRO Ordinary Shares, ABN AMRO ADSs and Formerly Convertible Preference Finance Shares (including ABN AMRO Ordinary Shares, ABN AMRO ADSs and Formerly Convertible Preference Finance Shares not being tendered).

In order to seek de-listing of the ABN AMRO Ordinary Shares with the co-operation of Euronext Amsterdam, Barclays and its subsidiaries (other than ABN AMRO and its subsidiaries) must, in general, hold for its account at least 95% of the ABN AMRO Ordinary Shares.

While ABN AMRO Ordinary Shares could continue to be traded in the over-the-counter market and price quotations could be reported, there can be no assurance that such an over-the-counter market will develop. The extent of the public market for ABN AMRO Ordinary Shares and the availability of such quotations would depend upon such factors as, inter alia, the number of holders of ABN AMRO Ordinary Shares remaining at such time, the interest on the part of securities firms in maintaining a market in ABN AMRO Ordinary Shares.

6.19.2	Other Potential Consequences of Completion of the Offer

ABN AMRO Shareholders who do not tender their ABN AMRO Shares in the Offer should carefully review this Section 6.19.2, which describes certain risks they will be subject to after the successful completion of the Offer. These risks are in addition to the exposure to the business of the ABN AMRO Group, as such business and the structure of the ABN AMRO Group may change from time to time after the Settlement Date. The following is a summary of the key additional risks:

Loss of Liquidity

As soon as the relevant legal requirements have been satisfied, Barclays and ABN AMRO may seek to terminate the listing of the ABN AMRO Ordinary Shares and the Formerly Convertible Preference Finance Shares on Euronext Amsterdam and the listing of the ABN AMRO Ordinary Shares and ABN AMRO ADSs on NYSE. In addition, Barclays and ABN AMRO may take steps to convert ABN AMRO into a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), which will among other things cause all ABN AMRO Shares to become subject to transfer restrictions.

Alternatively or cumulatively, any of the steps discussed in this Section 6.19.2 and/or Section 6.19.3 may be implemented after the Settlement Date.

Even if no delisting nor any of the post-Offer restructuring measures discussed in this Section 6.19.2 and/or Section 6.19.3 is implemented, the size of the free float in ABN AMRO Ordinary Shares and Formerly Convertible Preference Finance Shares will be substantially reduced as a result of the completion of the Offer, and as a result trading volumes and liquidity of ABN AMRO Ordinary Shares and Formerly Convertible Preference Finance Shares will be materially adversely affected.

Increased Leverage

As a result of certain of the post-Offer restructuring measures which may be considered by Barclays and ABN AMRO, the capital ratios of the Combined Group may temporarily deteriorate. This deterioration is not expected to have an impact on the credit rating compared to the current position.

Reduced Governance Rights

In the event that ABN AMRO or its successor entity will no longer be listed and the ABN AMRO Ordinary Shares and the Formerly Convertible Preference Finance Shares will no longer be publicly traded, the provisions applicable to the governance of listed companies will no longer apply and investors must expect that the rights of minority shareholders may be limited to the statutory minimum.

Controlling Shareholder

Following the Settlement Date, ABN AMRO is expected to be majority controlled by Barclays and Barclays is as such expected to control the appointment of all of the members of the ABN AMRO Managing Board and all of the members of the ABN AMRO Supervisory Board.

Squeeze-out

As soon as the relevant legal requirements have been satisfied, Barclays or any of its affiliates may seek to acquire the remaining ABN AMRO Shares through a statutory squeeze-out procedure (uitkoopprocedure) in accordance with article 2:92a of the Dutch Civil Code or to use any other statutory squeeze-out procedure permitted by law from time to time.

Involuntary Conversion or Exchange of Securities

Barclays may seek to apply any other form of post-Offer restructuring measures which may result in the rights attaching to the shares of one or more classes of ABN AMRO Shares being altered, and/or one or more classes of ABN AMRO Shares being converted or exchanged without the holder’s consent, for shares of a different class and/or shares in a company other than ABN AMRO, all to the extent permitted by law.

Also the business, or assets and liabilities, of the company in which the ABN AMRO Shareholders may participate following implementation of certain post-Offer restructuring measures which may be implemented following settlement of the Offer may be substantially different from the current business of ABN AMRO. Among other possibilities, the relevant assets may consist of or include securities or other financial instruments (i) whose equity and dividend entitlements are limited and/or (ii) whose value depends on the value of the business of the Combined Group or any part thereof, or shares in the capital of Barclays or any affiliate thereof.

Distributions in Cash or Kind

Barclays may also pursue the making of distributions to shareholders, or holders of certain classes of shares, by ABN AMRO, or any other company in which the ABN AMRO Shareholders may participate following implementation of certain post-Offer restructuring measures. Such distributions may be either in cash or kind, and if in kind may consist of shares in Barclays or any affiliate thereof or any other securities or other financial instrument, whether listed or non-listed. Such distributions can be made as a dividend and/or a repayment of capital, whether following a dissolution of the relevant company or not.

Adverse Tax Implications

Certain post-Offer restructuring measures, including but not limited to the making of distributions to shareholders, whether as a dividend or a repayment of capital, the making of distributions other than in cash, and dilution resulting from an issuance of securities, may have adverse tax consequences for shareholders, or certain groups of shareholders.

Loss of Certain Legal Protection

The implementation of certain post-Offer restructuring measures, including but not limited to the transfer or issuance to ABN AMRO Shareholders of shares in another company (including a non-Dutch and/or a non-listed company), by way of legal merger, legal de-merger, distribution in kind or otherwise, or the transfer or issuance to them of any form of financial instruments issued by any issuer under any jurisdiction, may result in the relevant shareholders loosing forms of statutory protection rights, including access to certain types of court proceedings, they are currently enjoying as ABN AMRO Shareholders.

6.19.3	Post-Offer Restructuring

Plans for ABN AMRO after the Offer

Once Barclays has completed the combination with ABN AMRO, it intends for ABN AMRO to continue its current operations, as a direct or indirect wholly owned subsidiary of Barclays. Holders of ABN AMRO Ordinary Shares or ABN AMRO ADSs who did not exchange their ABN AMRO Ordinary Shares or ABN AMRO ADSs in the Offer will hold a minority interest in ABN AMRO unless and until Barclays becomes the sole shareholder in ABN AMRO.

Consideration offered to ABN AMRO Shareholders

Following the successful completion of the Offer, Barclays and ABN AMRO currently intend to implement a post-Offer restructuring of ABN AMRO and its subsidiaries that would have the effect of Barclays acquiring ABN AMRO Shares that remain outstanding after the Offer and, consequently, result in the business of ABN AMRO being held in wholly owned subsidiaries of Barclays.

The restructuring measures will generally be structured to provide the ABN AMRO Shareholders who did not exchange their ABN AMRO Shares in the Offer with the same consideration they would have received had they tendered their ABN AMRO Shares in the Offer, or a consideration which, considering all circumstances, can be deemed to be reasonably equivalent thereto. Such equivalent can include cash, securities, dividend distributions in cash or in kind, shares in the entity resulting from a merger between ABN AMRO and Barclays, or a combination thereof, all as set out below in this section on ‘Post-Offer Restructuring’. The precise consideration that ABN AMRO Shareholders will receive on implementation of the post-Offer restructuring measures may be different than the consideration that they would have received had they tendered their ABN AMRO Shares in the Offer, because:

(a)	Certain post-Offer restructuring measures may provide for a consideration taking a form (cash or non-cash) other than proposed under the Offer;

(b)	The consideration issued in certain post-Offer restructuring measures may be determined by a court;

(c)	The tax consequences to ABN AMRO Shareholders of receiving consideration in the post-Offer restructuring may be different than they would be if the ABN AMRO Shareholders had tendered their ABN AMRO Shares in the Offer;

(d)	The Barclays Shares received under the Offer may have a different value at the time of completion of the post-Offer restructuring than at the time of the completion of the Offer, and also the value of the ABN AMRO Shares (or substitute instruments resulting from intermediate steps) may have changed since; and

(e)	The legal rights of the ABN AMRO Shareholders may change as a result of post-Offer restructuring measures or vary depending on the form of the post-Offer restructuring measures applied such as dividend rights and voting rights, all as set out below and for instance, the holders of the Underlying Convertible Preference Finance Shares and the DR Preference Shares enjoy different rights in the event of the cancellation of the convertible preference finance shares in the capital of ABN AMRO than in the event of the dissolution of ABN AMRO.

Structural Steps to implement the post-Offer Restructuring

The following paragraphs in this Section 6.19.3 describe certain steps, processes and measures that may be implemented by Barclays and ABN AMRO following the successful completion of the Offer. They are divided into steps that are taken if Barclays acquires 95% or more of the issued and outstanding share capital of ABN AMRO, steps that are taken if Barclays acquires less than 95% of the issued and outstanding ordinary share capital of ABN AMRO and other post-Offer Restructuring measures in case Barclays is unable to acquire the entire issued and outstanding share capital of ABN AMRO. Any or all of these steps, measures and processes may be applied cumulatively, alternatively, they may be delayed or cancelled or may not take place at all, at the discretion of Barclays and ABN AMRO, subject to applicable provisions of Dutch or other applicable law. The precise steps, processes and measures have not yet been determined by Barclays and ABN AMRO as this will depend on future developments such as the percentage of ABN AMRO Ordinary Shares and ABN AMRO Ordinary Shares underlying ABN AMRO ADSs that will actually be tendered and the means available in a particular jurisdiction to achieve the objective of enabling Barclays (and/or its wholly owned subsidiaries) to acquire all of the outstanding ABN AMRO Ordinary Shares and ABN AMRO ADSs. This decision will take into account the applicable provisions of Dutch or other applicable law and corporate governance rules.

If Barclays decides not to implement any post-Offer restructuring measures, the ABN AMRO Ordinary Shareholders or ABN AMRO ADS Holders who did not exchange their ABN AMRO Ordinary Shares or ABN AMRO ADSs in the Offer continue to hold a minority interest in ABN AMRO.

Post-Offer restructuring measures may have adverse tax consequences for ABN AMRO shareholders or certain groups of ABN AMRO shareholders, for example, distributions made by ABN AMRO, whether as a dividend or a repayment of capital, in cash or in kind, and whether or not in the context of its liquidation, might give rise to a liability to Dutch dividend withholding tax. Application of the Dutch dividend withholding tax could cause the net value of the consideration received by holders of ABN AMRO Ordinary Shares or ABN AMRO ADSs in any post-Offer reorganisation to be substantially less than the net value of the consideration such holders would have received had they tendered their ABN AMRO Ordinary Shares or ABN AMRO ADSs in the Offer.

Barclays acquires 95% or more of the issued and outstanding share capital of ABN AMRO

Statutory Squeeze-Out Procedure

In the event that Barclays has acquired 95% or more of the issued and outstanding share capital of ABN AMRO at or following the Settlement Date (excluding ABN AMRO Shares held by ABN AMRO or its subsidiaries), Barclays intends to seek to acquire the remaining ABN AMRO Shares through a statutory squeeze-out procedure (uitkoopprocedure) in accordance with article 2:92a of the Dutch Civil Code (the “Ordinary Squeeze-Out”). In such circumstances, holders of ABN AMRO Ordinary Shares or of ABN AMRO Ordinary Shares underlying ABN AMRO ADSs may not receive the consideration that ABN AMRO Ordinary Shareholders or holders of ABN AMRO Ordinary Shares underlying ABN AMRO ADSs received in the Offer. Instead, the price to be paid for the ABN AMRO Ordinary Shares or ABN AMRO Ordinary Shares underlying ABN AMRO ADSs in the Ordinary Squeeze-Out would be paid in cash only, in an amount determined by the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam), which amount may be lower than the consideration that ABN AMRO Ordinary Shareholders or holders of ABN AMRO Ordinary Shares underlying ABN AMRO ADSs received in the Offer. The Amsterdam Court of Appeals may appoint one or three experts for advice on the fairness of the price and may set the squeeze out price at a lower price than the consideration offered in the Offer. Alternatively, Barclays may first initiate a Takeover Squeeze-Out (as described) and, if this leads to Barclays acquiring 95% or more of the total issued and outstanding share capital of ABN AMRO, subsequently initiate an Ordinary Squeeze-Out.

Takeover Squeeze-Out Procedure

If and when the squeeze-out procedure pursuant to the EU Takeover Directive (2004/25/ EC) is implemented in Dutch law (the “Takeover Squeeze-Out”). Barclays intends to seek to acquire the remaining ABN AMRO Ordinary Shares or ABN AMRO Ordinary Shares underlying ABN AMRO ADSs in addition to, or as an alternative for, the Ordinary Squeeze-Out (which will continue to be available in addition to the Takeover Squeeze-Out). Under the Takeover Squeeze-Out Barclays may initiate take over squeeze out proceedings against the remaining minority shareholders within three months of the end of the expiration of the initial offer period, as it may have been extended by Barclays. After that period, Barclays may still invoke the Ordinary Squeeze-Out. Barclays will be entitled to commence the Takeover Squeeze-Out if it has acquired 95% of a single class of ABN AMRO shares, even if in aggregate it holds less than 95% of the total issued share capital (and represents less than 95% of the voting rights) of ABN AMRO with respect to the remaining shareholders holding the same class of shares. As is the case for the Ordinary Squeeze-Out, in such circumstances holders of ABN AMRO Ordinary Shares or of ABN AMRO Ordinary Shares underlying ABN AMRO ADSs may not receive the consideration that ABN AMRO Ordinary Shareholders or holders of ABN AMRO Ordinary Shares underlying ABN AMRO ADSs received in the Offer. Instead, the price to be paid for the ABN AMRO Ordinary Shares or ABN AMRO Ordinary Shares underlying ABN AMRO ADSs in the Takeover Squeeze-Out would be paid in cash only, in an amount determined by the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam), which amount may be lower than the consideration that ABN AMRO ordinary shareholders or holders of ABN AMRO Ordinary Shares underlying ABN AMRO ADSs received in the Offer. The rules governing a Takeover Squeeze-Out presume that the consideration offered in the Offer for the ABN AMRO Ordinary Shares is a fair squeeze-out price if 90% or more of the shares were acquired pursuant to the Offer, and the squeeze-out proceedings are initiated within the term of three months as mentioned above. The Amsterdam Court of Appeals may appoint one or three experts for advice on the fairness of the price and may set the squeeze-out price at a lower price than the consideration offered in the exchange offer.

Barclays acquires less than 95% of the issued and outstanding ordinary share capital of ABN AMRO

If Barclays does not acquire 95% or more of the issued and outstanding ordinary share capital of ABN AMRO, two supervisory directors independent from Barclays will be appointed to the supervisory boards of ABN AMRO and ABN AMRO Bank. They will have full supervisory responsibility as well as having the special responsibility of safeguarding the interests of the minority ABN AMRO Shareholders in all transactions outside the ordinary course of business, directly or indirectly, with Barclays and/or any of its group companies, including with respect to the manner of implementation of any of the measures listed in the paragraphs below. The appointment of these independent directors is subject to the applicable regulatory approval and employee consultation.

Also, Dutch law contains safeguards to protect the interests of minority shareholders which include: (a) shareholders and/or holders of depositary receipts who, alone or jointly, represent 1% or more of the economic value of the capital or a block of shares at least worth

EUR 50 million have the right to put items on the agenda and to convene a general meeting of shareholders, (b), subject to the limits of the articles of association, all shareholders have the right to attend, speak and to vote at a general meeting of shareholders, (c) certain shareholder resolutions require unanimity, a supermajority or a quorum as stipulated in the Dutch Civil Code or in the company’s articles of association, (d) upon any issue of shares, shareholders have a preferential right to subscribe for shares issued by the company in proportion to their existing shareholding to protect them from dilution, (e), subject to the limitations under Dutch law, shareholders have the right to obtain information from the management board and the supervisory board, unless such would be contrary to a substantial interest of the company, (f) shareholders representing 10% or more of the issued share capital or holding shares with a nominal value of EUR 225,000 have the right to request the Enterprise Chamber of the Amsterdam Court of Appeals to institute an investigation into the management and general course of business of the company and (g) the right to request nullification of resolutions on the grounds that such resolution constitutes a breach of legal provisions or regulations or that the resolution is contrary to the principles of reasonableness and fairness.

Other Post-Offer Restructuring Measures

If Barclays is unable to acquire the entire issued and outstanding share capital of ABN AMRO by use of the Ordinary Squeeze-Out and/or Takeover Squeeze-Out, Barclays may implement other post-Offer restructuring measures intended to eliminate any minority interest in ABN AMRO remaining after completion of the Offer. Such other post-Offer restructurings can include a cross-border merger between ABN AMRO and Barclays, a sale and/or transfer of ABN AMRO Bank (and/or other assets and liabilities of ABN AMRO and/or ABN AMRO Bank) and other possible measures as described below.

Legal Merger

If and when the EU Cross border Merger Directive has been implemented in both The Netherlands and the United Kingdom, or cross-border mergers of a relevant form will otherwise be possible, Barclays and ABN AMRO may initiate and seek the implementation of a legal merger between Barclays, or any of its affiliates, as the surviving company and ABN AMRO as the disappearing company. As a result of such legal merger, ABN AMRO would cease to exist and the ABN AMRO Shares which are not held by the surviving company at the time of the legal merger would be exchanged into shares, of a class to be determined, of the surviving company (subject to any cash or other alternative that would be available to either Barclays, ABN AMRO and/or ABN AMRO Shareholders under applicable law and the terms of the merger proposal). The result of such a merger will be that the holders of ABN AMRO Ordinary Shares or of ABN AMRO ADSs will become shareholder in a company with different assets and liabilities compared to those currently held by ABN AMRO and the value of such shares will also be determined by the business of the combined group or any part thereof, depending on the assets and/or liabilities held by ABN AMRO after such merger. In addition, it is possible that the shares in the surviving company held by former ABN AMRO Shareholders or the ABN AMRO Ordinary Shares underlying ABN AMRO ADSs, will have different rights than the rights on the ABN AMRO Ordinary Shares or ABN AMRO Ordinary Shares underlying ABN AMRO ADSs , such as dividend rights and voting rights. Effecting such a merger will be subject to ABN AMRO’s and Barclays articles of association (as they may be amended from time to time) and applicable provisions of Dutch or other applicable law. If Barclays decides to pursue a cross border legal merger with a legal entity in another European jurisdiction, Barclays intends to follow the valuation procedures set out in the EU Takeover Directive as implemented in the relevant jurisdiction and to pay a fair consideration but such consideration may, depending on the circumstances at the time of the relevant valuations, be lower than the consideration that holders of ABN AMRO Ordinary Shares, including ABN AMRO Ordinary Shares represented by ABN AMRO ADSs, received in the Offer.

Sale and/or transfer of ABN AMRO Bank

At any time after the Settlement Date, Barclays and ABN AMRO may take steps to implement a sale and/or transfer of ABN AMRO and/or ABN AMRO Bank (and/or other assets and liabilities of ABN AMRO and/or ABN AMRO Bank) to Barclays or any of its affiliates against a consideration which may consist of cash, cash equivalents or securities or other financial instruments (i) whose equity and dividend entitlements are limited and/or (ii) whose value depends on the value of the business of the Combined Group or any part thereof, or shares in the capital of Barclays or any affiliate thereof. Any of such sales and transfers may lead to ABN AMRO Shareholders or ABN AMRO ADS Holders holding an interest in a company with different assets and liabilities compared to those currently held by ABN AMRO and the value of such an interest will also be determined by the business of the Combined Group or any part thereof, depending on the assets and/or liabilities held by ABN AMRO after such sale and transfer.

Other possible measures

Barclays and ABN AMRO may initiate, and seek the implementation of, a number of other post-Offer restructuring steps, whether before, after, in combination with or as an alternative to the potential measures set out under the subheadings “Statutory Squeeze-out Procedure”, “Takeover Squeeze-Out Procedure”, “Legal Merger” and “Sale and/or transfer of ABN AMRO Bank” in this Section 6.19.3.

Such other post-Offer restructuring steps may include but are not limited (to the following, to the extent permitted by and in accordance with applicable law):

(a)	an amendment of the ABN AMRO articles of association, inter alia, to permit the creation of separate classes of shares and/or other securities and/or to alter the rights attaching to one or more classes of ABN AMRO Shares, which may have an impact on the voting rights on the ABN AMRO Ordinary Shares or ABN AMRO ADSs;

(b)	the issue of shares in the capital of ABN AMRO of one or more classes to Barclays or any of its affiliates (with the exclusion of pre-emptive rights, if any, of other ABN AMRO Shareholders), which shares can be paid up in cash and/or in kind, which could lead to a dilution of the interest of ABN AMRO Shareholders in ABN AMRO;

(c)	the distribution of an extraordinary dividend or other distribution or repayment of capital on ABN AMRO Shares or a particular class or classes of ABN AMRO Shares, whether in cash or in kind. Any distributions made may take the form of a distribution out of reserves, an interim dividend, a final dividend, payment upon cancellation or, in case ABN AMRO is dissolved, a liquidation distribution, which may have certain tax consequences for ABN AMRO Shareholders as described above;

(d)	the implementation by ABN AMRO and/or one or more subsidiaries of Barclays of a legal merger within the meaning of article 2:309 of the Dutch Civil Code and/or the laws of any other jurisdiction applicable from time to time;

(e)	the implementation by ABN AMRO and/or one or more subsidiaries of Barclays of a legal de-merger within the meaning of article 2:334a and/or 2:334cc of the Dutch Civil Code and/or the laws of any other jurisdiction applicable from time to time;

(f)	cancellation of one or more classes of ABN AMRO Shares;

(g)	a dissolution and liquidation of ABN AMRO;

(h)	a transformation of ABN AMRO into another legal form;

(i)	the incorporation of and/or merger into or with a European company (Societas Europaea); and/or

(j)	a conversion of ABN AMRO Shares held from time to time by Barclays or its subsidiaries from one class into another.

Other Considerations Applicable to Post-Offer Restructuring Measures

Any single post-Offer restructuring step described above may but need not be implemented for the sole purpose of facilitating the implementation of one or more other post-Offer restructuring steps described above, or for the sole purpose of achieving a result in terms of financial entitlement that is similar to the result of another post-Offer restructuring measure if it is likely that implementation of that other measure can be achieved only after a longer period of time. For instance, a sale by ABN AMRO of all or substantially all of its assets and liabilities against an instrument tracking the value of the Barclays Shares may be implemented as a temporary measure if at the time of implementation it is not or not yet possible to implement a cross-border statutory legal merger between Barclays as the surviving company and ABN AMRO as the disappearing company.

Barclays reserves the right to use any other method permitted by applicable law to obtain the entire issued and outstanding capital of ABN AMRO, as well as to align the company structure of ABN AMRO with the Combined Group’s new holding and financing structure that will exist after the Settlement Date.

Further, Barclays and ABN AMRO reserve the right to pursue alterations to the corporate, governance and capital structure of ABN AMRO, including internal reorganizations, changes to the accounting policies applied by ABN AMRO and/or one of the above described methods, all to be effected in accordance with Dutch or other applicable law.

It is possible that Barclays may not be able to implement the post-Offer restructuring promptly after the Settlement Date, that such restructuring is delayed or that such restructuring cannot take place at all. This will depend on, amongst other things, the percentage of ABN AMRO Ordinary Shares or ABN AMRO Ordinary Shares underlying ABN AMRO ADSs tendered under the Offer and the means available in a particular jurisdiction to achieve the objective of enabling Barclays (and/or its wholly owned subsidiaries) to acquire all of the outstanding ABN AMRO Ordinary Shares and ABN AMRO Ordinary Shares underlying ABN AMRO ADSs, taking into account options available under the applicable provisions of Dutch or other applicable law and corporate governance rules (i.e. will Barclays have sufficient voting rights to effect such post-closing restructurings). In addition, the post-Offer restructuring could be the subject of litigation, and a court could delay the post-Offer restructuring or prohibit it from occurring on the terms described in this Offer Memorandum, or from occurring at all. Accordingly, ABN AMRO Shareholders who do not tender their ABN AMRO Shares in the Offer may not receive the standard offer consideration for such ABN AMRO Shares on or promptly after the Settlement Date, or at all, and the liquidity and value of any ABN AMRO Shares that remain outstanding could be negatively affected — See Section 6.19.1 (Liquidity and Delisting). If the Offer is successful, but some ABN AMRO Shares remain outstanding, the liquidity and market value of these ABN AMRO Shares held by the public could be adversely affected by the fact that they will be held by a small number of holders — See Section 6.19.2 (Other Potential Consequences of Completion of the Offer). Barclays may not be able to complete the post-Offer restructuring of ABN AMRO and its affiliates promptly after the Closing Date, such restructuring may be delayed or may not take place at all for the reasons described above. In addition, even if Barclays is able to effect the post-Offer restructuring, the consideration that ABN AMRO Shareholders receive in the post-Offer restructuring may be substantially lower and/or different in form than the consideration that they would have received had they tendered their ABN AMRO Shares in the Offer (and they may also be subject to additional taxes). Assuming Barclays is able to implement post-closing restructuring measures of the type described above, Barclays believes that it is unlikely that it would choose not to do so. However, in the event that the costs of implementing such measures would outweigh the expected benefits of doing so, required regulatory approvals cannot be obtained or would be too burdensome to obtain, or changes in the business climate or economic environment would make the implementation of such measures inadvisable, Barclays may decide not to implement such measures. If Barclays decides not to implement any post-closing restructuring measures, the holders of ABN AMRO Ordinary Shares or ABN AMRO ADSs who did not exchange their ABN AMRO Ordinary Shares or ABN AMRO ADSs in the Offer will continue to hold a minority interest in ABN AMRO. In addition to the above, it is currently intended that the ABN AMRO Ordinary Shares and ABN AMRO ADSs will be delisted from the stock exchanges on which they currently trade in the event that the Offer is completed. See Section 6.21 (Risk Factors).

6.19.4	Governance/Regulatory

The Combined Group will have a UK corporate governance structure with a unitary board of directors. The Combined Group Board will initially consist of 19 persons, including ten members nominated by Barclays and nine members nominated by ABN AMRO prior to the combination. In addition, China Development Bank has the right to nominate a Barclays non-executive director and, subject to the Merger being completed, Temasek will also have the right to nominate a Barclays non-executive director. In the event that the number of directors of the Barclays Board is reduced in the two years following the consummation of the Offer, the pro rata representation of directors nominated by ABN AMRO and of directors nominated by Barclays shall remain the same. Arthur Martinez is expected to be the Chairman, John Varley is expected to be the CEO and Bob Diamond is expected to be the President. Marcus Agius is expected to become Deputy Chairman of the Combined Group and is expected to remain Chairman of Barclays Bank PLC. It is expected that he will succeed Arthur Martinez as Chairman of the Combined Group when Arthur Martinez retires. In addition to the Chairman and Deputy Chairman, there will be 12 non-executive directors, with 5 initially nominated by Barclays and 7 initially nominated by ABN AMRO. In addition, China Development Bank has the right to nominate a Barclays non-executive Director and, subject to the Merger being completed, Temasek will also have the right to nominate a Barclays non-executive Director. It is expected that Gary Hoffman, Dr Daniël Cronjé, Professor Dame Sandra Dawson, Sir Andrew Likierman, Stephen Russell and Sir John Sunderland will retire from the Barclays Board with effect from the Effective Date. Rijkman Groenink, the current Chairman of the ABN AMRO Managing Board, is expected to be one of the non-executive directors nominated by ABN AMRO. In addition to the CEO and President, the Combined Group Board is expected to include Frits Seegers, Huibert Boumeester and Chris Lucas as executive directors. Following the Effective Date, Rijkman Groenink is expected to cease to be Chairman of the ABN AMRO Managing Board and Gary Hoffman is expected to cease to be the Group Vice-Chairman of Barclays. Huibert Boumeester, Chief Financial Officer of ABN AMRO, is expected to cease to hold such office following the Effective Date.

The FSA and DNB have agreed that the FSA will be lead supervisor of the combined group and that DNB and FSA will be the consolidated supervisors of the ABN AMRO and Barclays Groups respectively.

6.19.5	Dividend Policy

Assuming the Effective Date occurs on or before the record date for the Barclays final dividend for 2007, which is expected to be early in March 2008, the first dividend payable to holders of New Barclays Ordinary Shares is expected to be the Barclays final dividend for 2007, which is intended to be paid late April 2008, in line with Barclays usual practice.

Following the Effective Date, it is intended that the Combined Group will maintain Barclays and ABN AMRO’s progressive dividend policy and that dividends per share will grow approximately in line with earnings per share over the longer term. With the benefit of the estimated synergies of the Merger, Barclays annual dividend will be approximately twice covered by adjusted earnings.[16] Management of each of Barclays and ABN AMRO believe that this policy will maintain an appropriate balance between income distribution to shareholders and earnings retention to fund growth. It is also expected that the Combined Group will continue Barclays current practice of weighting the annual dividends towards the final dividend to maintain flexibility. It is not expected that the dividends per share in 2008 will be materially different to the dividend Barclays would have expected to distribute to shareholders had the Merger not occurred.

6.19.6	Dividend Election Mechanism

Following implementation of the Merger, the Combined Group will present financial statements in Euro and will declare dividends in Euro. Shareholders in the Combined Group will be able to elect to receive dividends paid in Euro or Pound Sterling (converted at the then prevailing market rate). Unless they validly elect otherwise, accepting ABN AMRO Shareholders who receive New Barclays Ordinary Shares pursuant to the Primary Exchange will receive dividends paid in Euro. Accepting ABN AMRO Shareholders who receive New Barclays Ordinary Shares pursuant to the Alternative Exchange will receive dividends paid in Pound Sterling (converted at the then prevailing market rate) unless they validly elect to receive dividends paid in Euro. Existing Barclays Shareholders will continue to receive dividends paid in Pound Sterling (converted at the then prevailing market rate) unless they validly elect to receive dividends paid in Euro. The Holders of New Barclays ADSs will receive payment in U.S. Dollars and will not be able to elect to receive dividends in any other currencies.

16	Adjusted earnings is the profit attributable to ordinary shareholders to exclude the amortisation of identifiable intangible assets, fair value adjustments and integration costs relating to the Merger.

6.19.7	Employee Consultation

Consultations have taken place with the trade unions involved and the secretariat of the Social Economic Council (Sociaal Economische Raad) has been informed of the Offer in accordance with the SER Merger Code 2000 (SER besluit Fusiegedragsregels 2000).

ABN AMRO and Barclays confirm that all requisite employee consultations and information procedures with employee respresentative bodies of ABN AMRO and Barclays have been completed and have resulted in a positive opinion of the European Staff Council and a positive advice from the Central Works Council in respect of the proposed combination with Barclays. The ABN AMRO Boards also noted the commitments made to employees and trade unions in respect of employee’s rights and respecting of existing agreements.

ABN AMRO and Barclays have identified the possibility of rationalising the number of staff of the Combined Group through a combination of natural attrition, offshoring and outsourcing as well as redundancies. The rationalisation of headcount is expected to be implemented over 3 years following completion of the Offer.

ABN AMRO and Barclays have, in their meetings with employee representative groups, including trade unions and works councils, committed to avoiding compulsory redundancies wherever possible and maintaining current redundancy terms for all existing Barclays and ABN AMRO employees worldwide for a period of two years from the Closing Date.

The reduction in staff is a necessary part of the envisaged synergies from the combination of the two banks. Part of the expected staff reduction will be through establishing shared services and offshoring those positions to low cost locations, such as India where new staff will be recruited at ABN AMRO’s existing ACES operations.

It is expected that the combination of Barclays and ABN AMRO will result in a net reduction in staff of approximately 12,800. In addition, it is expected that approximately 10,800 full-time equivalent positions will be offshored to low-cost locations. This will impact a gross total of approximately 23,600 full-time equivalent positions of the combined work force of approximately 221,700. (Barclays has c.127,700 employees, ABN AMRO c.94,000 excluding LaSalle).

ABN AMRO and Barclays are aware of the fact that these measures can have difficult consequences for a number of staff. When it comes to matters affecting our staff, both ABN AMRO and Barclays have a good reputation and are committed to that reputation. ABN AMRO and Barclays will inform and consult with the appropriate employee representative bodies in the relevant countries and will seek all necessary regulatory consents before taking decisions in relation to these anticipated effects of the Merger. ABN AMRO and Barclays will honour all agreements with their respective unions.

6.19.8	Future Composition of the Barclays Board

The Combined Group will have a UK corporate governance structure with a unitary board of directors. Following the Merger, it is expected that the Combined Group Board will initially consist of 19 persons, including 10 members nominated by Barclays and 9 members nominated by ABN AMRO prior to the combination. In addition, China Development Bank has the right to nominate a Barclays non-executive director and, subject to the Merger being completed, Temasek will also have the right to nominate a Barclays non-executive director.

Arthur Martinez is expected to be the Chairman, John Varley is expected to be the CEO and Bob Diamond is expected to be the President of the Combined Group. Marcus Agius is expected to become Deputy Chairman of the Combined Group and is expected to remain Chairman of Barclays Bank PLC. It is expected that he will succeed Arthur Martinez as Chairman of the Combined Group when Arthur Martinez retires. In addition to the Chairman and Deputy Chairman and the non-executive directors to be nominated by China Development Bank and Temasek, there will be 12 non-executive directors, with 5 initially nominated by Barclays and 7 initially nominated by ABN AMRO. In the event that the number of directors of the Barclays Board shall in the two years following the consummation of the Offer be reduced, the pro rata representation of the directors nominated by Barclays and ABN AMRO shall remain the same. It is expected that Gary Hoffman, Dr Daniël Cronjé, Professor Dame Sandra Dawson, Sir Andrew Likierman, Stephen Russell and Sir John Sunderland will retire from the Barclays Board with effect from the Effective Date. Rijkman Groenink, the current Chairman of the Managing Board of ABN

AMRO is expected to be one of the non-executive directors nominated by ABN AMRO. In addition to the CEO and President, the Combined Group Board is expected to include Huibert Boumeester, Chris Lucas and Frits Seegers as executive directors.

Details of the composition of the Combined Group Board with effect from the Effective Date are set out below:

Chairman	Position as from the Effective Date

Arthur Martinez	Chairman

Executive Directors	Position as from the Effective Date

John Varley	Group Chief Executive
Huibert Boumeester	Group Chief Administrative Officer
Bob Diamond	Barclays President and CEO of IBIM
Chris Lucas	Group Finance Director
Frits Seegers	CEO of GRCB

Non-Executive Directors	Position as from the Effective Date

Marcus Agius	Deputy Chairman
Rob van den Bergh	Non-Executive Director
David Booth	Non-Executive Director
Sir Richard Broadbent	Non-Executive Director
Richard Leigh Clifford	Non-Executive Director
Fulvio Conti	Non-Executive Director
Rijkman Groenink	Non-Executive Director
Gert-Jan Kramer	Non-Executive Director
Trude Maas-de Brouwer	Non-Executive Director
André Olijslager	Non-Executive Director
Sir Nigel Rudd	Non-Executive Director
Anthony Ruys	Non-Executive Director
Paolo Scaroni	Non-Executive Director

Proposed Directors’ Profiles

Executive

John Varley, Group Chief Executive

Executive Director and member of Executive Committee (age 51)

Mr. John Varley was appointed as Group Chief Executive of Barclays on 1 September 2004, prior to which he had been Group Deputy Chief Executive from 1 January 2004. He held the position of Barclays Group Finance Director from 2000 until the end of 2003. Mr. Varley joined the Executive Committee in September 1996 and was appointed to the Barclays Board in June 1998. He was Chief Executive of Retail Financial Services from 1998 to 2000 and Chairman of the Asset Management Division from 1995 to 1998. He is Chairman of Business Action on Homelessness and President of the Employer’s Forum on Disability and member of the International Advisory Panel of the Monetary Authority of Singapore. Mr. Varley is also a non-executive Director of AstraZeneca PLC and a Director of Ascot Racecourse.

Robert E Diamond Jr, President, Barclays PLC and CEO, Investment Banking and Investment Management

Executive Director and member of Executive Committee (age 56)

Mr. Robert E Diamond Jr was appointed President of Barclays and became an Executive Director on 1 June 2005. He is responsible for the Investment Banking and Investment Management business of the Barclays Group. He has been a member of the Executive Committee of Barclays since September 1997. He joined Barclays in July 1996 from CSFB where he was Vice-Chairman and Head of Global Fixed Income and Foreign Exchange.

Chris Lucas, Group Finance Director

Executive Director and member of Executive Committee (age 46)

Mr. Chris Lucas joined the Barclays Board on 1 April 2007. He came from PricewaterhouseCoopers, where he was UK Head of Financial Services and Global Head of Banking and Capital Markets. Mr. Lucas was Global Relationship Partner for Barclays for the 1999 — 2004 financial years and subsequently held similar roles for other global financial services organisations. He has worked across financial services for most of his career, including three years in New York as Head of the U.S. Banking Audit Practice of PricewaterhouseCoopers.

Frederik (Frits) Seegers, Chief Executive, Global Retail and Commercial Banking

Executive Director and member of Executive Committee (age 48)

Mr. Frederik Seegers was appointed as Chief Executive of Global Retail and Commercial Banking and became an executive Director on 10 July 2006. He is responsible for all Barclays retail and commercial banking operations globally, including UK Banking (Retail and Business), International Retail and Commercial Banking and Barclaycard. He is also a non-executive Director of Absa Group Limited. Mr. Seegers joined the Barclays Board from Citigroup, where he previously held a number of senior positions, most recently CEO Global Consumer Group with a remit covering all retail operations in Europe, Middle East and Africa. He was also a member of the Citigroup Operating Committee and the Citigroup Management Committee.

Huibert Boumeester, Group Chief Administrative Officer

Executive Director and member of Executive Committee (age 47)

Mr. Huibert Boumeester was appointed to the ABN AMRO Managing Board in January 2006 with responsibility for Corporate Development, Group M&A Portfolio, Group Risk Management and Antonveneta. Prior to his appointment to the ABN AMRO Managing Board, Mr. Boumeester was Chief Executive Officer of ABN AMRO Asset Management. From 2000 to 2002 he was Managing Director Global Financial Markets, responsible for Leveraged Finance, Emerging Markets, Debt Origination and Asset Securitisation. Subsequently he was appointed Global head of Integrated Energy. Mr. Boumeester is director of the Rembrandt association. Mr. Boumeester, CFO of ABN AMRO since 1 July, 2007, is expected to cease to be a member of the ABN AMRO Managing Board following the Effective Date.

Chairman

Arthur Martinez, Chairman (age 67)

Mr. Arthur Martinez joined the ABN AMRO Supervisory Board in 2002 and became Chairman of the ABN AMRO Supervisory Board in April 2002. He has extensive experience as a CEO in the U.S. and broad knowledge of U.S. financial markets. Mr. Martinez is a former chairman and CEO of Sears, Roebuck & Co., Inc. and a former Chairman of the Board of Directors of the Federal Reserve Bank in Chicago. Between 1992 and 1995 he served as Chairman and Chief Executive at Sears Merchandise Group, after a career at Saks Fifth Avenue, New York, starting in 1980 as Senior Vice-President and Chief Financial Officer. Mr. Martinez is a Non-executive director of International Flavors and Fragrances, Inc., Liz Claiborne Inc., PepsiCo, Inc. and IAC/ Interactive Corp.

Non-executive

Marcus Agius, Deputy Chairman (age 61)

Mr. Marcus Agius joined the Barclays Board on 1 September 2006 and succeeded Matthew Barrett as Chairman from 1 January 2007. He is the senior non executive Director of the BBC and was Chairman of Lazard in London and a Deputy Chairman of Lazard LLC until 31 December 2006. Mr. Agius was formerly Chairman of BAA PLC, a position he held from 2002 until 20 December 2006. He is Trustee to the Board of the Royal Botanic Gardens, Kew and Chairman of The Foundation and Friends of the Royal Botanic Gardens, Kew. From 1 January 2007, Mr. Agius became Chairman of the Board Corporate Governance and Nominations Committee and a member of the Barclays Remuneration Committee.

David Booth, Non Executive Director (age 53)

Mr. David Booth joined the Barclays Board on 1 May 2007. He currently manages his own venture capital investments, having retired from the Management Committee of Morgan Stanley in 1997. Mr. Booth was employed by Morgan Stanley from 1982 to 1992 and again from 1995 to 1997. He held various positions there, including Head of Government Bond Trading, Head of Mortgage Trading, Sales and Finance and Head of Global Operations and Technology. In 1992-93, he was President and a Director of Discount Corporation of New York. In 1994-95, he was a consultant to Morgan Stanley regarding the relocation of its New York City headquarters. Mr. Booth is also a Trustee of the Brooklyn Botanic Garden and Chair of its Investment Committee.

Sir Richard Broadbent, Non Executive Director (age 57)

Sir Richard Broadbent joined the Barclays Board in September 2003. He was appointed Senior Independent Director on 1 September 2004. Sir Richard is Chairman of Arriva PLC and was previously the Executive Chairman of HM Customs and Excise from 2000 to 2003. He was formerly a member of the Group Executive Committee of Schroders PLC and a Non-executive Director of the Securities Institute. Sir Richard Broadbent is Chairman of the Board Risk Committee and Chairman of the Barclays Remuneration Committee. Sir Richard Broadbent is also a member of the Board Corporate Governance and Nominations Committee.

Richard Leigh Clifford, Non Executive Director (age 59)

Mr. Richard Leigh Clifford joined the Barclays Board on 1 October 2004. Mr. Clifford was a Director of Rio Tinto PLC from 1994 and Rio Tinto Limited from 1995 and was Chief Executive of the Rio Tinto Group from 2000 until May 2007. He held various roles at Rio Tinto since joining in 1970, including Managing Director of Rio Tinto Limited and Chief Executive of the Energy Group. He was a member of the Coal Industry Advisory Board of the International Energy Agency for a number of years and its Chairman from 1998 to 2000. Mr. Clifford was formerly a Director of Freeport-McMoran Copper & Gold Inc. Leigh was appointed to the Bechtel Board of Counsellors in May 2007. He is a member of the Barclays Remuneration Committee and has recently been appointed to the Barclays Asia Pacific Advisory Committee.

Fulvio Conti, Non Executive Director (age 59)

Mr. Fulvio Conti joined the Barclays Board on 1 April 2006. Mr. Conti is Chief Executive Officer and General Manager of Enel SpA, the Italian energy group, a position he has held since May 2005. He became Chief Financial Officer of Enel SpA in 1999. Mr. Conti was formerly Chief Financial Officer and General Manager of Telecom Italia and between 1996 and 1998 was General Manager and Chief Financial Officer of Ferrovie dello Stato, the Italian national railway. From 1991 to 1993 he was head of the accounting, finance, and control department of Montecatini and was subsequently in charge of finance at Montedison-Compart, overseeing the financial restructuring of the group. Mr. Conti is a member of the Board Audit Committee.

Rijkman Groenink, Non Executive Director (age 57)

Mr. Rijkman Groenink was appointed Chairman of the ABN AMRO Managing Board in May 2000. He is responsible for the strategy of ABN AMRO as well as for Group Audit, Group Compliance & Legal and Group Human Resources. In 1974 Mr. Groenink joined Amro Bank. In 1988 he was appointed to the Managing Board of Amro Bank and following the merger of ABN and Amro Bank in 1990 he was appointed to the ABN AMRO Managing Board with responsibility for global clients in the Investment Banking division and later for The Netherlands division. Mr. Groenink is a member of the United Nations Advisors Group on Inclusive Financial Sectors, member of the European Financial Services Round Table, member of the Institut International d’Etudes Bancaires, member of the Supervisory Board of SHV, advisor to the management of Struik Holding, Chairman of the Foundation Priority Shares of Aalberts Industries N.V., Chairman of the Supervisory Board of the Stedelijk Museum Amsterdam and supervisory board member of the Amsterdam Society for City Restoration.

Trude Maas-de Brouwer, Non Executive Director (age 60)

Mrs. Trude Maas-de Brouwer was appointed to the Supervisory Board in 2000 and was reappointed in 2004. She is a member of the Supervisory Board’s Nomination and Compensation Committee and its Compliance Oversight Committee. Mrs. Maas-de Brouwer was appointed

President of the Hay Vision Society in 2001, a think tank for trends in the field of human resources. She retired from this position at the end of 2006. From 1998 to 2001, she worked as business developer at Hay Management Consultants B.V. From 1988 to 1998 she worked at Origin Netherlands, where she was appointed to the Managing Board in 1996. Before her employment at Origin, Mrs. Maas-de Brouwer managed several business units of BSO and BSO/ Origin and served as deputy director of CITO (institute for educational measurement). Mrs. Maas-de Brouwer holds several other directorships and advisory posts. Mrs. Maas-de Brouwer was a member of the Dutch Senate until 2007.

Sir Nigel Rudd, Non Executive Director (age 60)

Sir Nigel Rudd joined the Barclays Board in February 1996 and was appointed Deputy Chairman on 1 September 2004. He is Non-executive Chairman of Pendragon PLC and a Non-executive Director of BAE Systems PLC and Sappi Limited. He was formerly Chairman of Alliance Boots PLC, a position he held until June 2007. He is a member of the Board Corporate Governance and Nominations Committee and, until 31 December 2006, was Chairman of the Barclays Remuneration Committee. Sir Nigel also chairs the Barclays Group’s Brand and Reputation Committee.

Paolo Scaroni, Non Executive Director (age 60)

Mr. Paolo Scaroni was appointed to the Supervisory Board in 2003 and was reappointed in 2007. After gaining his MBA at Columbia University, Mr. Scaroni worked as an Associate for McKinsey & Company. From 1973 to 1985 he held several positions at Saint Gobain, a glass manufacturer, culminating in his appointment as Director of the Saint Gobain flat glass division with worldwide responsibility for all its related activities. In 1985 he became Chief Executive Officer at Techint. In 1996, he joined Pilkington, the British glass manufacturer, where he was appointed Group Chief Executive in 1997. In 2002 Mr. Scaroni was appointed Chief Executive Officer at Enel S.p.A., the Italian utility company. In 2005 he was appointed Chief Executive Officer at ENI S.p.A.

André Olijslager, Non Executive Director (age 63)

Mr. André Olijslager was appointed to the Supervisory Board in 2004. He became Vice Chairman of the Supervisory Board in April 2006. Mr. Olijslager is a member of the Supervisory Board’s Audit Committee. Mr. Olijslager has enjoyed a distinguished business career in the Netherlands. From 1997 until 2004 he served as Chairman of the Board of Royal Friesland Foods N.V. (formerly Friesland Coberco Dairy Foods Holding N.V.). His career also includes senior positions at Van Gelder Papier and Alpinvest. As Chairman of the Board of Friesland Dairy Foods, he was closely involved in the merger of this company with Coberco in 1997. Mr. Olijslager holds a wide range of directorships and advisory posts. He was a member of ABN AMRO’s Advisory Council until he was appointed to the Supervisory Board.

Rob van den Bergh, Non Executive Director (age 57)

Mr. Rob van den Bergh was appointed as member of the Supervisory Board in 2005. Rob is a member of the Supervisory Board’s Compliance Oversight Committee. Mr. Van den Bergh joined VNU in 1980 and held important management positions within several business groups. He became a member of the Executive Board in 1992, Vice Chairman in 1998, and in 2000 he was named Chairman of the Executive Board. In April 2003, Rob took on an additional role as Chairman and CEO of the Marketing Information group. He retired as Chairman of the Executive Board and CEO in November 2005.

Anthony Ruys, Non Executive Director (age 60)

Mr. Anthony Ruys was appointed to the Supervisory Board in 2005. Mr. Ruys is a member of the Supervisory Board’s Nomination and Compensation Committee. From 1974 to 1993, he worked at Unilever where he held various marketing and general management positions in the Netherlands, Colombia and Italy. He then joined Heineken N.V. as a member of the Executive Board in 1993, became Vice Chairman in 1996 and in 2002 was named Chairman of the Executive Board. He retired as Chairman in 2005.

Gert-Jan Kramer, Non Executive Director (age 65)

Mr. Gert-Jan Kramer was appointed to the Supervisory Board in 2006. He holds various other directorships and is a former member of the Advisory Council of ABN AMRO Holding N.V.

Mr. Kramer made his career as a civil engineer and was President and Chief Executive Officer of Fugro N.V., Consulting Engineers, until 2006 after 23 years at the company. Prior to his work at Fugro, Mr. Kramer was Director at Broekhoven Baggermaatschappij Zeist (today part of Van Oord N.V.) from 1977 through to 1983. He also worked as a project manager at Koninklijke Adriaan Volker Groep (today Koninklijke Volker Wessels Stevin N.V.), with the Royal Dutch Navy and as Design Engineer at the Department of Maritime Construction of the Dutch Government.

6.19.9	Future Composition of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board

ABN AMRO Holding and ABN AMRO Bank will continue to have a management and supervisory Board. The managing boards, as well as the supervisory boards of both companies will be identical. It is expected that John Varley, Frits Seegers and Huibert Boumeester will be among the initial appointments to the supervisory boards.

The management boards of both companies will be chaired by Piero Overmars. Other members of the management boards are expected to be Chris Lucas, Paul Idzik, Ron Teerlink and Wilco Jiskoot.

It is anticipated that as soon as possible following the Offer being declared unconditional a general meeting of shareholders will be convened to approve the appointment of new members of the supervisory boards and management boards of ABN AMRO and ABN AMRO Bank.

If Barclays does not acquire 95% or more of the issued and outstanding ordinary share capital of ABN AMRO, two supervisory directors independent from Barclays will be appointed to the supervisory boards of ABN AMRO and ABN AMRO Bank. They will have full supervisory responsibility as well as having the special responsibility of safeguarding the interests of the minority ABN AMRO Shareholders in all transactions outside the ordinary course of business, directly or indirectly, with Barclays and/or any of its group companies. The appointment of these independent directors is subject to applicable regulatory approval and employee consultation.

6.19.10	Management, Operating Model and Employees

The head office of the Combined Group will be located in Amsterdam. Day-to-day management of the Combined Group is expected to be the responsibility of John Varley, working with the Group Executive Committee, which is expected to consist of:

Position as from the Effective Date

John Varley	Group Chief Executive
Huibert Boumeester	Group Chief Administrative Officer
Bob Diamond	Barclays President and CEO of IBIM
Paul Idzik	Group Chief Operating Officer
Chris Lucas	Group Finance Director
Piero Overmars	CEO of Continental Europe and Asia, GRCB
Frits Seegers	CEO of GRCB
Ron Teerlink	Chief Operating Officer of GRCB

Wilco Jiskoot is expected to become a Vice Chairman of Barclays Capital with senior responsibility for client relationships.

IBIM will be headquartered in London. IBIM will comprise:

•	Barclays Capital which will incorporate Barclays Capital and ABN AMRO Global Markets and Global Clients and ABN AMRO Private Equity businesses;

•	Barclays Global Investors and ABN AMRO Asset Management; and

•	Wealth Management which will incorporate Barclays Wealth and ABN AMRO Private Clients.

GRCB will be headquartered in Amsterdam and will incorporate the retail & commercial banking operations of the Combined Group, including:

•	Barclays UK Retail Banking and UK Business Banking, International Retail and Commercial Banking and Barclaycard Operations; and

•	ABN AMRO’s Transaction Banking, BU Netherlands, BU Europe (ex Gobal Markets), Antonveneta, BU Latin America and BU Asia.

Profiles of Proposed Members of the Group Executive Committee

Paul Idzik, Group Chief Operating Officer (age 46)

Mr. Paul Idzik became a member of the Executive Committee of Barclays and the Chief Operating Officer in November 2004. He is also the Chairman of Barclays Group Operating Committee. Mr. Idzik was formerly the Chief Operating Officer of Barclays Capital. He joined Barclays Capital in August 1999 following a career with Booz Allen & Hamilton, where he was a partner and senior member of the Financial Institutions Practice.

Piero Overmars, CEO of Continental Europe and Asia, Global Retail and Commercial Banking (age 43)

Mr. Piero Overmars was appointed to the ABN AMRO Managing Board in January 2006 and is responsible for BU Asia, BU Europe, Antonveneta and BU Global Markets and is also Chairman of the Commercial Client Segment. Prior to his appointment to the ABN AMRO Managing Board, he was Chief Executive Officer of Wholesale Clients. He was appointed head of Global Markets in 2004 and he was head of Financial Markets during 2002-2004. Mr. Overmars is a member of the Supervisory Board of Aronsohn Consulting Engineers, Rotterdam, effective on per July 1, 2007, and a director of a charitable foundation.

Ron Teerlink, Chief Operating Officer of Global Retail and Commercial Banking (age 46)

Mr. Ron Teerlink was appointed to the ABN AMRO Managing Board in January 2006 and is responsible for BU Latin America, BU Transaction Banking, Services and Market Infrastructures and is also Chairman of the Consumer Client Segment. Prior to his appointment to the ABN AMRO Managing Board, Mr. Teerlink was Chief Executive Officer of Group Shared Services. In 2002 he was appointed Chief Operating Officer, Wholesale Client Business and Senior Executive Vice President. In 2001 he was named Managing Director, Wholesale Clients Business Operations Europe. Mr. Teerlink is a member of the Supervisory Board of Equens N.V., member of the Board of Directors of ICC Nederland and member of the Advisory Board of EPC.nl.

Profiles for Messrs. John Varley, Bob Diamond, Frits Seegers, Chris Lucas and Huibert Boumeester are included in Section 6.19.8 above.

6.19.11	Regulation and Tax Residency

The FSA and DNB have agreed that the FSA will be lead supervisor of the Combined Group and that DNB and FSA will be the consolidated supervisors of the ABN AMRO and Barclays Groups respectively.

Barclays, which will be the holding company for the Combined Group, will remain UK incorporated, and will remain UK tax resident.

6.19.12	Capital Management

ABN AMRO Bank and Barclays Bank will seek to maintain their strong credit ratings. On the Effective Date it is expected that the Tier 1 Ratio of the Combined Group will be 7.5 percent and the Core Equity Tier 1 Ratio 5 percent. The Combined Group will take a disciplined approach to capital optimisation and will seek to maintain Tier 1 ratio at 7.5 percent and rebuild the Core Equity Tier 1 Ratio to 5.25 percent, by the end of 2009 from the retention of earnings. It has been assumed, for the purpose of estimating financial effects, that excess equity over and above the target Equity Tier 1 ratio after accounting for dividends and growth in risk weighted assets will be returned to shareholders by way of share buybacks.

6.19.13	Amendment of the Barclays Articles of Association

At the Barclays Extraordinary General Meeting it will be proposed to amend the Barclays Articles of Association. The new Barclays Articles of Association would contain the rights attaching to the Barclays Preference Shares and include any necessary consequential amendments to reflect the creation of the Barclays Preference Shares, but would otherwise be identical to the existing Barclays Articles of Association. Please see Section 6.5 (DR Preference Share Offer) for a

description of the terms of the Barclays Preference Shares that will be reflected in the new Barclays Articles of Association.

6.19.14	Resignation of Members of ABN AMRO Managing Board and ABN AMRO Supervisory Board

It is expected that all current members of the ABN AMRO Supervisory Board cease to be members of the ABN AMRO Supervisory Board and that Mr. Groenink, Mr. Boumeester and Mr. Kuiper cease to be members of the ABN AMRO Managing Board, in both cases as of when the appointments of the new members of the supervisory boards and management boards of ABN AMRO and ABN AMRO Bank, that are to be approved by the general meetings of shareholders of ABN AMRO and ABN AMRO Bank, that are to be convened as soon as possible following consummation of the Offer, become effective.

None of the resigning members of the ABN AMRO Supervisory Board and of the ABN AMRO Managing Board shall be entitled to any compensation in respect of their resignations, except that upon termination of his employment agreement with ABN AMRO, Mr. Groenink will be entitled to a non-recurrent compensation to be established by the ABN AMRO Supervisory Board in accordance with the criteria previously disclosed by ABN AMRO:

(a)	the remuneration of Mr. Groenink at the moment of termination of his employment agreement with ABN AMRO;

(b)	the duration of the employment as member of the ABN AMRO Managing Board and his status in society because of his position;

(c)	the implausibility that after termination of his employment agreement with ABN AMRO, Mr. Groenink will succeed in finding a similar position (also taken into consideration the current non-compete clause in his employment agreement) which equals in status and remuneration his position as member of the ABN AMRO Managing Board;

(d)	Mr. Groenink’s entitlement to a postponed pension when leaving the employment of ABN AMRO, compared to his pension entitlement if he would have been able to fulfill the maximum term of employment with ABN AMRO; and

(e)	the grounds for termination of the employment agreement.

The existing employment agreement of Mr. Groenink also provides that any such non-recurrent compensation shall at least equal the gross annual salary and profit-sharing bonus which Mr. Groenink receives at the time of termination of his employment agreement (in 2006 Euro 924,000 and Euro 1,290,000 respectively), unless Mr. Groenink would be considered to be more responsible for his dismissal than ABN AMRO. The actual amount of compensation payable to Mr. Groenink will be determined by the ABN AMRO Supervisory Board. There is no agreement between ABN AMRO and Mr. Groenink relating to any possible termination of the existing employment agreement in addition to the previously disclosed arrangements described above and there are no on-going discussions or negotiations in that respect.

6.19.15	Merger Statistics

The number of New Barclays Ordinary Shares to be issued under the terms of the Offer is 4,012,764,544[17] and the maximum number of Barclays Preference Shares to be issued under the terms of the Offer is 808,191,360[18]. Barclays share capital, following completion of the merger and assuming the maximum issuance of New Barclays Shares, will be 11,446,949,931[19] Barclays Ordinary Shares of 25 pence each and 808,191,360 Barclays Preference Shares of EUR 1 each.

17	This figure is (i) calculated on the assumption that there is full acceptance of the Offer and (ii) based on the number of ABN AMRO Ordinary Shares in issue (excluding treasury shares but including all share options and awards) as at 30 July 2007.

18	This figure is calculated on the assumption that there is full acceptance of the DR Preference Share Offer and that all holders of DR Preference Shares elect to receive Barclays Preference Shares as consideration. The figures are based on the number of DR Preference Shares in issue as at 30 July 2007.

19	This figure is (i) calculated on the assumption that there is full acceptance of the Offer, (ii) based on the number of ABN AMRO Ordinary Shares in issue (excluding treasury shares but including all share options and awards) as at 30 July 2007, (iii) calculated on the basis of 6,545,671,873 Barclays Ordinary Shares being in issue at the 30 July 2007 and (iv) are calculated taking into account the issuance of the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares, the Clawback Shares and completion of the Share Buy-back in full, and excluding the issue of warrants to Temasek and China Development Bank.

6.20	The Merger Protocol
The following is a summary of selected provisions of the Merger Protocol, as amended by the Merger Protocol amendment letter, dated July 23, 2007, the Merger Protocol amendment letter, dated July 30, 2007 and the letter dated August 3, 2007, entered into by ABN AMRO and Barclays, which governs their relationship until the combination becomes effective or lapses.

6.20.1	Structure of the Merger and Future Corporate Governance

(a)	Structure of the Merger

Under the Merger Protocol, the Merger is to be effected by way of public offers by Barclays into The Netherlands, the United States and certain other jurisdictions to acquire all the issued and outstanding share capital of ABN AMRO. Barclays and ABN AMRO expect to use a newly incorporated Dutch company (“Barclays (Netherlands)”) to hold shares in ABN AMRO following completion of the Offer, with Barclays being the holding company of the Combined Group.

(b)	Future corporate governance and identity

The head office of the Combined Group will be in Amsterdam and the group will have a UK incorporated holding company. The Merger Protocol also prescribes the following corporate governance structure:

•	the Combined Group will have a UK-style unitary board operating in accordance with UK corporate governance principles and best practices prevailing at the time;

•	the Combined Group Board will be composed of 19 directors, including the chairman, deputy chairman, chief executive officer, four other executive directors and 12 other non-executive directors;

•	in the event that the number of directors of the Barclays Board is reduced in the two years following the consummation of the Offer, the pro rata representation of the directors nominated by ABN AMRO and the directors nominated by Barclays shall remain the same.

•	Barclays will select the board of directors of Barclays (Netherlands);

•	the chairman of the Combined Group Board and seven other non-executive directors will be nominated by ABN AMRO, while the deputy chairman, five non-executive directors and the next chief executive officer will be appointed by Barclays, each of them to be appointed with effect from the time the Offer is declared unconditional. In addition, China Development Bank has the right to nominate a non-executive director and, subject to the combination being completed Temasek will also have the right to nominate a non-executive director;

•	the Combined Group Board will have a nomination committee, an audit committee and a remuneration committee, which will be chosen following a consultation process by the next chairman of the board with the other individual members of the board; the members of each such committee will include non-executive directors with suitable experience and qualifications;

•	Barclays and ABN AMRO will establish an integration planning committee, comprising senior management from Barclays and ABN AMRO, which committee will be responsible for preparatory work and planning activities in relation to the integration of the two businesses following the Merger;

•	Barclays registered office will remain in England, while its head office will be located in Amsterdam, The Netherlands. The majority of the members of the Group Executive Committee (i.e., the chief executive officer, chief financial officer, chief operating officer, group chief administrative officer and three executive officers responsible for global retail and commercial banking) and the global head office of retail and commercial banking will be based in The Netherlands; the meetings of the Group

Executive Committee of Barclays will be held primarily in The Netherlands; and the heads, senior management and appropriate core staff of all relevant group functions (including risk, compliance, legal, audit, human resources and finance) will be based in the Netherlands;

•	Barclays Ordinary Shares will have a primary listing on the London Stock Exchange, maintaining the inclusion of Barclays Ordinary Shares in the FTSE 100 Index, and a secondary listing on Eurolist by Euronext Amsterdam;

•	the current members of the ABN AMRO Supervisory Board are expected to cease to be members of the ABN AMRO Supervisory Board and Mr. Groenink, Mr. Boumeester and Mr. Kuiper are expected to cease to be members of the ABN AMRO Managing Board, in both cases as of when the appointments of the new members of the supervisory boards and management boards of ABN AMRO and ABN AMRO Bank that are to be approved at general meetings of shareholders of ABN AMRO and ABN AMRO Bank that are to be held following consummation of the Offer become effective;

•	the FSA is expected to be lead supervisor of the consolidated Combined Group and DNB and FSA are expected to be the consolidated supervisors of the ABN AMRO Group and the Barclays Group, respectively;

•	Barclays has agreed to respect and work within the Dutch employee co-determination regulations as applied by ABN AMRO as well as the covenant with the central works council of ABN AMRO;

•	Barclays will remain a UK tax resident following completion of the Offer; and

•	the board of directors of Barclays Bank will initially comprise members nominated by the Barclays Board.

6.20.2	The Offer

(a)	Merger consideration

Barclays is offering to acquire each issued ABN AMRO Ordinary Share for 2.13 Barclays Ordinary Shares and EUR 13.15 in cash and each ABN AMRO ADS for 0.5325 Barclays ADS and EUR 13.15[20] in cash, subject to the Mix and Match Facility. The cash consideration paid for ABN AMRO ADSs will be U.S. Dollars (pain in U.S. Dollars), based on the conversion of the Euro consideration into U.S. Dollars, net of any applicable fees and expenses, at the average exchange rate obtainable by the ADS Exchange Agent for the five business days preceding the date on which the cash consideration is received by the ADS Exchange Agent for delivery in respect of such ABN AMRO ADSs.

(b)	Adjustments to the Exchange Ratio

The Merger Protocol provides for the exchange ratio to be adjusted in certain situations[21] in order to factor into the exchange ratio the impact of such situations on the relative values of Barclays and ABN AMRO Ordinary Shares.

(i)	LaSalle consideration

In the event that ABN AMRO receives cash consideration for the sale of LaSalle which is less than USD 21 billion, an amount equal to the shortfall shall be deemed to have been a distribution by ABN AMRO for purposes of determining whether, and the amount that, the exchange ratios should be adjusted. There shall be no corresponding adjustment as a result of the cash consideration received being greater than USD 21 billion.

20	The cash consideration paid for each ABN AMRO ADS will be in U.S. Dollars, based on the conversion of the Euro consideration to which ABN AMRO ADS Holders are entitled, net of any applicable fees and expenses, into U.S. Dollars at the average exchange rate obtainable by the ADS Exchange Agent, for the five business days preceding the date on which the cash consideration is received by the ADS Exchange Agent for delivery in respect of such ABN AMRO ADSs.

21	For the relevant circumstances, see Section 5.1.

(ii)	Discretion of Barclays

Barclays shall be entitled within its discretion to increase or subject to certain restrictions, revise at any time the consideration offered for the ABN AMRO Ordinary Shares.[22]

(iii)	Share Price

The Merger Protocol does not permit either party to terminate the Merger Protocol, nor provide for alteration of the Ordinary Share Exchange Ratio, as a result of the price of Barclays Ordinary Shares or ABN AMRO Ordinary Shares or Barclays ADSs or ABN AMRO ADSs falling below any minimum price or rising above any maximum price.

(c)	Offer and Merger Process

The Offer will remain open for a minimum of 20 Business Days in the United States or, if required by law in any other jurisdiction in which the Offer is made, 30 calendar days. The closing date of the Offer will be the initial date on which the Offer closes for acceptance, unless Barclays, with reasonable input from ABN AMRO, decides to extend the Offer, in which case, the closing date shall be the last date on which the extended Offer closes. Barclays may also, with reasonable input from ABN AMRO, decide the duration of the initial Acceptance Period and of any extension thereof.

In the event Barclays declares the Offer unconditional, Barclays may, with reasonable input from ABN AMRO, and in accordance with market practice and applicable rules and regulations, publicly announce a post-acceptance period and accept each ABN AMRO Ordinary Share that is tendered after the date of Barclays official notice to declare the Offer unconditional.

(d)	Consultation Process and Information Sharing

Subject to confidentiality and certain other restrictions, ABN AMRO and Barclays have each agreed to: (a) allow each other and their respective advisers reasonable access to its directors, board members, certain agreed senior employees, information, documentation and advisers as may be reasonably requested by either ABN AMRO or Barclays in connection with the Offer or Merger (except in respect of any Alternative Proposal or Barclays Alternative Proposal (as defined below)); (b) furnish each other and their respective advisers, as soon as such is available, with regular updates on financial results and developments material to its group; and (c) provide such customary assistance reasonably requested by either ABN AMRO or Barclays in connection with any financing or regulatory compliance obligations affected by the Offer and Merger or related matters.

Barclays and ABN AMRO have agreed to consult and cooperate in respect of relevant matters in preparation for the Offer, including on public relations and any change of control issues triggered by the Offer and the change of control contemplated thereby, subject to the terms and provisions of the Merger Protocol, and, except with respect to a Competing Offer (as defined below), notify each other promptly and provide relevant information of any event or circumstance it may become aware of and which could reasonably be expected to (a) have a significant impact on the fulfilment of the conditions to the Offer and/or Merger, (b) prejudice the success of the Offer, or (c) cause or constitute a material breach of any covenants or agreements in the Merger Protocol, provided that any delay in or absence of such notification by either ABN AMRO or Barclays shall not prejudice any of either ABN AMRO or Barclays rights under the Merger Protocol.

(e)	LaSalle Agreement

ABN AMRO Bank has entered into the LaSalle Agreement and ABN AMRO agrees that it will keep Barclays fully and promptly informed of the progress of the transaction contemplated by such agreement and further agrees, without the prior written approval of Barclays (such approval not to be unreasonably withheld or delayed), not to amend or vary the LaSalle Agreement in any material respect or waive any of its material rights thereunder. Should the LaSalle Agreement be terminated without completion of the sale of LaSalle, ABN AMRO will, after consultation with Barclays, appoint a financial adviser to assist with the process

22	Any changes to the consideration offered shall take place in compliance with the procedures as set out in Section 4.1.1.

to find an alternative buyer for LaSalle. Such process shall include the goal of achieving the highest possible price for the sale, taking into account all relevant considerations such as the suitability of the potential bidders and the time to completion of the regulatory process in the United States. ABN AMRO has further agreed to provide Barclays with copies of all material documents relating to the potential sale and, in advance of (a) the publication of any sale materials, (b) any key decision or (c) the issue of any material correspondence, to consult with Barclays and take into account Barclays reasonable comments and representations. The final terms of any sale will be subject to Barclays prior written approval (such approval not to be unreasonably withheld).

Barclays proposes to use approximately EUR 12 billion of capital released from the sale of LaSalle Bank of America previously intended to be returned to shareholders of the Combined Group after the Merger to repay debt incurred to fund part of the Cash Consideration.

(f)	ABN AMRO share plans

ABN AMRO and Barclays will seek to agree, prior to the Commencement Date, on an offer to be made by Barclays to exchange all existing awards and options under the ABN AMRO employee share plans with new awards and options over Barclays Shares on terms satisfying the requirements of the relevant ABN AMRO employee share plan. Barclays will consult with ABN AMRO prior and in relation to the making of such an offer and shall take into account ABN AMRO’s reasonable suggestions or requests.

If ABN AMRO and Barclays fail to agree in respect of such offer prior to Commencement Date, any of the ABN AMRO Boards, and the corporate body or committee with authority with respect to the ABN AMRO employee share plans may discretionally exercise any of its authority to accelerate vesting following a change in control of ABN AMRO, or cancel any awards or options in return for a cash payment to the holders of such options or awards and resolve that any award or option granted under the ABN AMRO employee share plans become vested and exercisable as a result of the Offer, provided that existing awards or options that may in accordance with the plan rules be pro-rated on a time and/or performance basis are so pro-rated and provided that in the event any awards are satisfied in cash, the total amount does not exceed EUR 250 million.

(g)	ABN AMRO Shareholders’ meeting

ABN AMRO will, after the Commencement Date, send a notice to convene an extraordinary general meeting of ABN AMRO Shareholders to take place on September 20, 2007, in order to, among other things, provide required information concerning the Offer and Merger. ABN AMRO has agreed with Barclays to convene an extraordinary general meeting of shareholders following the Unconditional Date to effect changes to its supervisory and management boards, such meeting to be held at such time after the Settlement Date under the Offer as Barclays may choose.

(h)	Barclays Shareholders’ meeting

Barclays will on the Commencement Date, include in its shareholder circular a notice to convene an extraordinary general meeting of Barclays Shareholders at which resolutions will be proposed to approve, among other things, the Offer and Merger and the implementing measures thereof, and the increase of Barclays authorised share capital and the issuance of the new Barclays Ordinary Shares.

(i)	Union and Works Council Communications

ABN AMRO and Barclays have agreed to inform the unions of (a) the reasoning behind the Offer and Merger, (b) the intentions with respect to future business strategy and the related social, economic and legal consequences of the Offer and Merger, and (c) any intended measures that will be taken in respect of such strategy. The unions will subsequently be given the opportunity to discuss the timing and manner of informing the employees of ABN AMRO. ABN AMRO and Barclays will also cooperate fully and coordinate in relation to informing and, to the extent legally required, obtaining advice from their respective works councils on the Offer and Merger.

(j)	Director and officer indemnification

Barclays and ABN AMRO have each agreed to indemnify each individual to become a member of a board of a company in its respective group, as of the time the Offer is declared unconditional, for any damages, costs, liabilities or expenses incurred by such individual arising out of inaccuracies or material misstatements in the parts of the applicable disclosure documentation for which such individual is or was responsible solely in his capacity as a proposed member of the relevant board with respect to the period prior to such person becoming a director to the same extent as available to members of the applicable board on the date of such documentation.

(k)	Post-Offer actions

ABN AMRO and Barclays desire that Barclays acquire all ABN AMRO Ordinary Shares, including any ABN AMRO Ordinary Shares not tendered in the Offer. Under Dutch law, such ABN AMRO Ordinary Shares may be acquired pursuant to compulsory buy-out procedures or takeover buy-out procedures. A crossborder legal merger may also take place, in which ABN AMRO would be the disappearing entity, and as a result of which, ABN AMRO Shareholders would become Barclays Shareholders. Alternatively, Barclays may effect its acquisition of the remaining ABN AMRO Shares through any other legal means permitted. Any such post-offer actions will be structured and implemented in a reasonably efficient manner, from operational, legal and tax perspectives, taking into account relevant circumstances and applicable laws.

6.20.3	Conditions to the Offer

(a)	Conditions to commencement of the Offer

(i)	Mutual conditions

Under the Merger Protocol, the obligation of Barclays to make the Offer was subject to each of the following conditions having been satisfied or waived by Barclays and ABN AMRO:

•	all notifications, filings and applications necessary or appropriate in connection with the merger or Offer and their implementation and the satisfaction of other conditions to the Offer or Merger have been made (other than those notifications, filings or applications that cannot be made until after the Commencement Date);

•	all authorisations (other than with respect to the disclosure documentation) required for making the Offer have been obtained where the failure to obtain those authorisations (a) would result in Barclays violating any law, (b) reasonably could materially and adversely affect ABN AMRO, Barclays or the Combined Group, or (c) would otherwise mean that Barclays cannot reasonably be expected to continue with the Offer or Merger;

•	Barclays and ABN AMRO have received written notification from DNB and FSA confirming that the FSA will be lead supervisor of the Combined Group and act as the coordinator in relation to the Combined Group following completion of the Offer and the other arrangements and/or requirements that DNB or FSA will implement or require in relation to the Combined Group, and neither ABN AMRO nor Barclays has received any notification from DNB or FSA indicating there is likely to be any change with respect to the matters set out in such notifications;

•	clearances and confirmations from the relevant tax authorities in The Netherlands and the United Kingdom that, after the completion of the Offer Barclays will be considered to be resident for tax purposes in the United Kingdom that, after consummation of the Offer, have been obtained in terms reasonably satisfactory to Barclays and ABN AMRO and that none of such clearances or confirmations has been withdrawn or modified;

•	all requisite employee consultations and information procedures with employee representative bodies of ABN AMRO and Barclays have been completed;

•	the AFM and UKLA have approved, or declared they have no further comments on, the relevant disclosure documentation, and the Registration Statement has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn;

•	there is no indication that the Barclays Ordinary Shares issued pursuant to the Offer will not be admitted to the Official UK List, admitted to trading on the London Stock Exchange, authorised for listing on the London Stock Exchange, Euronext Amsterdam and the Tokyo Stock Exchange, nor that the Barclays Ordinary Shares or Barclays ADSs issued pursuant to the Offer will not be approved for listing on the NYSE;

•	Euronext Amsterdam has confirmed it has no further comments on the proposed amendments to the ABN AMRO Articles of Association;

•	the FTSE 100 Committee has provided written confirmation to the effect that Barclays Ordinary Shares will continue to be included in the FTSE 100 Index following the Offer being declared unconditional and the issue of new Barclays Shares;

•	both ABN AMRO and Barclays have not received notification from the AFM that the preparations of the Offer are in breach of Dutch laws pursuant to which securities institutions would not be permitted to cooperate with the execution and completion of the Offer;

•	no condition to the merger has become permanently incapable of fulfilment and not been waived, and;

•	the Merger Protocol has not been terminated.

(ii)	Additional Barclays conditions

Under the Merger Protocol, the obligation of Barclays to make the Offer was subject to the following conditions having been satisfied (or waived by Barclays) and each of the conditions set out below have been either satisfied or waived by Barclays:

•	no ABN AMRO Material Adverse Change has occurred prior to the closing of the Offer;

•	there has been no event, circumstance or series of linked events or circumstances not fairly disclosed in ABN AMRO’s 2006 annual report or annual accounts or otherwise disclosed that can be expected to have a negative impact of 5% or more on ABN AMRO’s 2006 consolidated operating income;

•	Barclays has reasonably determined that the conditions to the Merger pertaining to regulatory approvals will be fulfilled as of the anticipated Closing Date;

•	if required, at least 60 (sixty) calendar days have passed following the date on which Barclays application, if required, under Section 3 of the United States Bank Holding Company Act of 1956, as amended, has been accepted for processing by the Board of Governors of the US Federal Reserve System;

•	no Third Party has decided to, or indicated any intention to, implement or threaten any frustrating action, as defined in the Merger Protocol, such that either ABN AMRO or Barclays cannot be reasonably be expected to continue with the merger or declare the Offer unconditional;

•	all necessary corporate action has been taken in connection with the appointment of the nominated individuals to the supervisory board and management board of ABN AMRO Bank and Barclays (Netherlands) subject to and with effect as of the time the Offer has been declared unconditional; and

•	no circumstance, occurrence or development has occurred since the date of the Merger Protocol that will constitute or constitutes suspension or limitation of trading in ABN AMRO Ordinary Shares or Formerly Convertible Preference Finance Shares (other than on a temporary basis in the ordinary course of trading).

(iii)	Additional ABN AMRO conditions

Under the Merger Protocol, the obligation of Barclays to make the Offer was subject to each of the following conditions having been satisfied (or waived by ABN AMRO) and each of the conditions set out below have been either satisfied or waived by ABN AMRO:

•	no Barclays Material Adverse Change has occurred prior to the closing of the Offer;

•	there has been no event, circumstance or series of linked events or circumstances not fairly disclosed in Barclays 2006 annual report or annual accounts or otherwise disclosed that can be expected to have a negative impact of 5% or more on Barclays 2006 consolidated operating income;

•	ABN AMRO has reasonably determined that the conditions to the Merger pertaining to regulatory approvals will be fulfilled as of the anticipated Closing Date of the Offer;

•	no Third Party has decided to, or indicated any intention to, implement or threaten any frustrating action as defined in the Merger Protocol, such that either ABN AMRO or Barclays cannot reasonably be expected to continue with the Merger or declare the Offer unconditional; and

•	no circumstance, occurrence or development has occurred since the date of the Merger Protocol that will constitute or constitutes suspension or limitation of trading in Barclays Ordinary Shares (other than on a temporary basis in the ordinary course of trading).

In the event any condition to the Offer becomes permanently incapable of fulfilment as a result of a breach of the Merger Protocol by either ABN AMRO or Barclays for whose benefit the condition is expressed to be agreed, the condition shall be deemed to be waived by either ABN AMRO or Barclays and the ability to waive or invoke such condition shall pass to either ABN AMRO or Barclays.

Certain additional conditions which were originally conditions to the making of the Offer are now treated as conditions to the Offer and are set out in Section 6.2 (Offer Conditions).

(b)	Conditions to completion of the Offer

The obligation of Barclays to complete the Merger and to declare the Offer unconditional is subject to the Offer Conditions having been satisfied (or waived by Barclays and/or ABN AMRO if and to the extent such waiver is permitted) as set out in Section 6.2 (Offer Conditions):

6.20.4	Exclusivity

Under the Merger Protocol, the “Exclusivity Period” is the period commencing on the date of the Merger Protocol and ending on the earlier of March 1, 2008 (if the Offer has not yet been declared unconditional) and the date on which the Merger Protocol is terminated.

(a)	Restrictions during the Exclusivity Period in respect of ABN AMRO

ABN AMRO has agreed that neither it nor its representatives, during the Exclusivity Period, will initiate, solicit, or enter into discussions or negotiations with, provide any confidential information to, or enter into any agreement with, any third party regarding the making of a bona fide unsolicited offer or proposal involving the acquisition of, or for the making of an offer for, all or a substantial part of the issued share capital or the whole or any material part of the undertaking, business or assets of ABN AMRO, or any bona fide unsolicited proposal involving a merger, consolidation or demerger involving ABN AMRO or material reorganization or re-capitalisation of ABN AMRO (an “Alternative Proposal”), except as disclosed by ABN AMRO to Barclays prior to the execution of the Merger Protocol. Following receipt by ABN AMRO of an Alternative Proposal or an unsolicited indication of interest in making an Alternative Proposal, ABN AMRO may have contacts with such third party to understand the contents of the Alternative Proposal, provided that ABN AMRO complies with the notice requirements to Barclays described below. Subject to the terms of the exclusivity, ABN AMRO shall also be allowed to continue discussions with a third party existing as at the date of the Merger Protocol, provided that it has notified Barclays thereof.

ABN AMRO has agreed to notify Barclays promptly of any communication, invitation, approach or inquiry, or any request for information, received by ABN AMRO or its representatives from any third party in relation to an Alternative Proposal, it being understood that ABN AMRO shall advise Barclays of the identity of such third party and the proposed consideration and other principal terms of such Alternative Proposal, so as to enable Barclays to consider its position in light of the Alternative Proposal and to assess its potential effects on the Offer and the Offer’s chances of success. ABN AMRO has further agreed to keep Barclays informed of any discussions or developments with respect to such Alternative Proposal. This notification requirement applies equally to activities disclosed by ABN AMRO to Barclays prior to the execution of the Merger Protocol.

In the event of a third party communicating an Alternative Proposal to ABN AMRO and the ABN AMRO Boards concluding, while acting in good faith and observing their applicable fiduciary duties, that such Alternative Proposal would be likely to constitute or develop into a Competing Offer (as defined below in “Competing Offer for ABN AMRO”), ABN AMRO will promptly give written notice thereof to Barclays. After giving such notice, ABN AMRO may, subject to the terms of the exclusivity, engage in discussions or negotiations in relation to the Alternative Proposal with such third party and disclose confidential information to such third party.

Before engaging in discussions or negotiations with a third party regarding an Alternative Proposal or disclosing confidential information to any third party, ABN AMRO must first seek to enter into a confidentiality and standstill agreement with such third party on terms materially no less favourable to ABN AMRO than the terms of the preliminary transaction agreement entered into with Barclays and dated March 21, 2007.

ABN AMRO is not permitted to provide a third party with any confidential information it has not provided to Barclays unless it also promptly provides such confidential information to Barclays. ABN AMRO has further agreed not to enter into any break fee arrangement, incentive fee, cost compensation or any similar arrangement with any third party in connection with an Alternative Proposal, except as permitted in respect of a Competing Offer.

Under the Merger Protocol, ABN AMRO confirmed that it was not, at the date of signing of the Merger Protocol, in negotiations, activities or discussions with any third party that could lead to an Alternative Proposal or a Competing Offer and that it had not been in any such negotiations, activities or discussions which it expected could be revived or re-commenced after the date thereof, except as fairly disclosed prior to the Merger Protocol’s execution.

(b)	Restrictions during the Exclusivity Period in respect of Barclays

Barclays has agreed that neither it nor its representatives, during the Exclusivity Period, will initiate, solicit, or enter into discussions or negotiations with, provide any confidential information to, or enter into any agreement with any third party regarding the making of a bona fide unsolicited offer or proposal involving the acquisition of, or for the making of an offer for, all or a substantial part of the issued share capital or the whole or any material part of the undertaking, business or assets of Barclays, or any bona fide unsolicited proposal involving a merger, consolidation or demerger involving Barclays or material reorganisation or re-capitalisation of Barclays (a “Barclays Alternative Proposal”), except as disclosed by Barclays to ABN AMRO prior to the Merger Protocol’s execution. Following receipt by Barclays of a Barclays Alternative Proposal or an unsolicited indication of interest in making a Barclays Alternative Proposal, Barclays may have contacts with such third party to understand the contents of the Barclays Alternative Proposal, provided that Barclays complies with the notice requirements to Barclays described below. Subject to the terms of the exclusivity, Barclays shall also be allowed to continue discussions with a third party existing as at the date of the Merger Protocol.

Barclays has agreed to notify ABN AMRO promptly of any communication, invitation, approach or inquiry, or any request for information, received by Barclays or its representatives from any third party in relation to a Barclays Alternative Proposal, it being understood that Barclays shall advise ABN AMRO of the identity of such third party and the proposed consideration and other principal terms of such Barclays Alternative Proposal, so as to enable ABN AMRO to consider its position in light of the Barclays Alternative Proposal and to assess its potential effects on the Offer and the Offer’s chances of success. Barclays has further agreed to keep ABN AMRO informed of any discussions or developments with respect to such Barclays Alternative Proposal.

In the event of a third party communicating a Barclays Alternative Proposal to Barclays and the Barclays Board concluding, while acting in good faith and observing their applicable fiduciary duties, that it may be required to consider such Barclays Alternative Proposal, Barclays shall promptly give written notice thereof to ABN AMRO. After giving such notice, Barclays may, subject to the terms of the exclusivity, engage in discussions or negotiations in relation to the Barclays Alternative Proposal with such third party and disclose confidential information to such third party.

Barclays has further agreed not to enter into any break fee arrangement, incentive fee, cost compensation or any similar arrangement with any third party in connection with a Barclays Alternative Proposal, unless the Barclays Board’s recommendation has been withdrawn.

Under the Merger Protocol, Barclays confirmed that it was not, at the date of signing of the Merger Protocol, in negotiations, activities or discussions with any third party that could lead to an Alternative Proposal and that it had not been in any such negotiations, activities or discussions which it expected could be revived or re-commenced after the date thereof, except as fairly disclosed prior to the Merger Protocol’s execution.

6.20.5	Competing Offer for ABN AMRO

The Merger Protocol contains detailed provisions outlining the circumstances in which ABN AMRO may respond to competing offers received from third parties. A “Competing Offer” is an unsolicited written bona fide proposal from a third party involving an attempt to effect a change of control of ABN AMRO by way of a merger or through an offer for more than 50% of ABN AMRO’s voting or ordinary share capital or through an offer for the acquisition of all or substantially all (to mean at least 95% of all assets shown in the ABN AMRO consolidated balance sheet as at December 31, 2006) the assets, undertakings or business of ABN AMRO, which proposal is binding on the third party and which proposal is determined in the reasonable opinion of the ABN AMRO Boards, after having considered the advice of outside advisers, acting in good faith and observing their applicable fiduciary duties, to be a more beneficial offer than the Offer, specifically taking into account the overall terms set out in the Merger Protocol.

In the event the ABN AMRO Boards determine that they intend to recommend the Competing Offer:

•	ABN AMRO shall promptly notify Barclays, including in such notice confirmation that the ABN AMRO Boards intend, acting in good faith and observing their fiduciary duties under applicable law and in the absence of a Barclays revised offer, to recommend the Competing Offer for ABN AMRO and the most current version of such Competing Offer;

•	Barclays shall have five Business Days following the date on which it receives such notice to communicate to the ABN AMRO Boards a Barclays revised offer;

•	in the event that either (a) Barclays fails to communicate a revised offer within five Business Days after having received such notice or (b) the ABN AMRO Boards reaffirm to Barclays in writing at the end of such period, after taking into account any Barclays revised offer, that the ABN AMRO Boards intend, acting in good faith and observing their fiduciary duties under applicable law, to recommend the Competing Offer, each of ABN AMRO and Barclays shall be entitled to terminate the Merger Protocol with immediate effect, subject to compensatory amounts or rights to otherwise terminate, and the ABN AMRO Boards may recommend the Competing Offer; and

•	if Barclays communicates a revised offer to the ABN AMRO Boards which the ABN AMRO Boards decide to recommend, ABN AMRO shall notify the third party proposing the Competing Offer that it does not intend to recommend such Competing Offer and publicly announce the terms of Barclays revised offer to be publicly recommended by the ABN AMRO Boards. ABN AMRO and Barclays shall not therefore be permitted to terminate the Merger Protocol, and ABN AMRO and Barclays and their applicable representatives shall continue to enjoy and be bound by their respective rights and obligations under the Merger Protocol, including in relation to any other Competing Offer.

Barclays has agreed not to cast the votes attached to any ABN AMRO Ordinary Shares acquired by it for its own account (i.e. outside the ordinary course of its investment banking, stock broking, asset or fund management businesses) after the date of the Merger Protocol (a) in favour of any shareholder resolutions in connection with an offer by Barclays for all the ABN AMRO Ordinary Shares no longer being recommended by the ABN AMRO Boards or (b) against any shareholder resolutions in connection with a Competing Offer recommended by the ABN AMRO Boards.

Under the Merger Protocol, as amended on July 30, 2007, ABN AMRO is entitled to engage in discussions or negotiations with the Consortium and to provide the Consortium with certain confidential information, without ABN AMRO having to notify Barclays that the ABN AMRO Managing Board and the ABN AMRO Supervisory Board have concluded that the offer announced by the Consortium on July 20, 2007 would be reasonably likely to constitute or develop into a Competing Offer.

6.20.6	Termination

The Merger Protocol and the rights and obligations thereunder will immediately terminate,

•	if not all the conditions to the commencement of the Offer have been fulfilled or duly waived, as permitted, on or before November 1, 2007;

•	if, upon expiration of the offer period, including any such extension thereof, the Offer has not been declared unconditional on or before March 1, 2008;

•	if, upon expiration of the Acceptance Period, including any such extension thereof, not all of the conditions to the completion of the Offer are fulfilled and the Offer is not declared unconditional or extended; or

•	if the Merger Protocol is otherwise terminated by Barclays or ABN AMRO.

The Merger Protocol may be terminated at any time prior to the completion of the Offer by ABN AMRO,

•	if Barclays materially breaches any provision of the Merger Protocol or laws applicable to either ABN AMRO or Barclays in connection with the transactions described herein;

•	if the Barclays Board determines, after having considered the advice of outside legal and financial advisers, acting in good faith and observing its applicable fiduciary duties, that it intends to withdraw its recommendation and informs ABN AMRO that it intends to do so; or

•	if any member of the Barclays Board qualifies his or her unanimous recommendation of the Offer or makes any contradictory public statements unless the Barclays Board reaffirms his or her recommendation by way of public announcement as soon as possible within 24 hours of becoming aware of such contradictory public statement.

The Merger Protocol may be terminated at any time prior to the completion of the exchange offer by Barclays,

•	if ABN AMRO materially breaches any provision of the Merger Protocol or laws applicable to either party in connection with the transactions described herein; or

•	if any member of the ABN AMRO Boards (a) makes any contradictory public statement with respect to the exchange offer that would constitute a significant change in the ABN AMRO Boards’ position as an expression of support for the strategic benefits of the combination or (b) makes any public statement recommending any Alternative Proposal, unless the ABN

AMRO Boards shall have reaffirmed by way of a public announcement the ABN AMRO Boards’ position with respect to the exchange offer and that the ABN AMRO Boards do not recommend any Alternative Proposal as soon as possible within 24 hours of the becoming aware of the statement described in (a) or (b).

The Merger Protocol may additionally be terminated at any time prior to the completion of the Offer by either ABN AMRO or Barclays in case of all the following:

•	ABN AMRO receives a Competing Offer;

•	ABN AMRO promptly informs Barclays in writing of the Competing Offer pursuant to and in compliance with the Merger Protocol; and

•	either (a) Barclays fails to communicate a revised offer within five business days after having received notice of the Competing Offer or (b) the ABN AMRO Boards reaffirm to Barclays in writing at the end of such five-day period, after taking into account any revised offer from Barclays, that the ABN AMRO Boards intend to recommend the Competing Offer.

Notwithstanding any provision to the contrary, ABN AMRO nor Barclays shall be permitted to terminate the Merger Protocol if either ABN AMRO or Barclays failure to comply with any provisions of the Merger Protocol has been the cause of, or materially contributed to, the non- fulfilment of any condition to the Offer or the Merger.

6.20.7	Compensation for loss and damages

An amount of EUR 200 million shall be paid by ABN AMRO to Barclays by way of compensation for loss and damages as follows:

(a)	if ABN AMRO or Barclays terminates the Merger Protocol

•	as a result of the ABN AMRO Boards recommending a Competing Offer; or

•	following non-fulfilment of any condition to the Offer or Merger where the main cause of such non-fulfilment is ABN AMRO’s breach of the Merger Protocol; or

(b)	if Barclays terminates the Merger Protocol

•	as a result of a material breach of the Merger Protocol by ABN AMRO; or

•	as a result of a contradictory public statement by ABN AMRO, in the absence of a material breach by Barclays of the Merger Protocol and settlement of the Offer or any other offer by Barclays for ABN AMRO shares having occurred.

An amount of EUR 200 million shall be paid by Barclays to ABN AMRO by way of compensation for loss and damages as follows:

(a)	if ABN AMRO or Barclays terminates the Merger Protocol

• as a result of a revocation of the recommendation by the Barclays Board; or

• following non-fulfilment of any condition to the Offer or Merger where the main cause of such non-fulfilment is Barclays breach of the Merger Protocol; or

(b)	if ABN AMRO terminates the Merger Protocol

• as a result of a material breach of the Merger Protocol by Barclays; or

• as a result of a contradictory public statement by Barclays in the absence of a material breach by ABN AMRO of the Merger Protocol and settlement of the Offer or any other offer by Barclays for ABN AMRO shares having occurred.

Barclays and ABN AMRO have acknowledged that, under the Merger Protocol as it existed prior to the Merger Protocol amendment letter, dated July 30, 2007, withdrawal of recommendation of the exchange offer by the ABN AMRO Boards would have resulted in a right for Barclays to terminate the Merger Protocol and to receive immediate payment of EUR 200 million by way of compensation for loss and damages suffered. Barclays has agreed that, in view of Barclays and ABN AMRO’s desire not to terminate the Merger Protocol and the continued support of the ABN AMRO Boards, Barclays will defer the collection of the EUR 200 million unless and until Barclays terminates the Merger Protocol in accordance with its terms. Barclays shall not be entitled to receive this sum if the exchange offer has been declared unconditional or if the ABN AMRO Boards renew their recommendation of the exchange offer and Barclays terminates the Merger Protocol during the currency of that recommendation. This is without prejudice to certain other rights of Barclays to receive EUR 200 million payable by ABN AMRO in case of a termination of the Merger Protocol in certain other circumstances, including breach.

6.20.8	Conduct of business pending the Merger

Under the Merger Protocol, until the earlier of the Settlement Date and the date on which the Merger Protocol is terminated, Barclays and ABN AMRO have agreed to conduct their respective businesses and operations in the ordinary and usual course of business consistent with best practices, preserve intact business organisation and assets, maintain rights, franchises and authorisations and existing relations with customers, employees, suppliers, business associates and governmental authorities, and refrain from taking any action which may impair its ability to perform its obligations under and related to the Merger Protocol.

Each of Barclays and ABN AMRO has further agreed to comply with the following (except as otherwise indicated) except with the prior written consent of either ABN AMRO or Barclays:

•	not to make any material changes to its corporate or group structure;

•	not to merge, demerge or consolidate with or into any other company or business, except for any such transaction solely among its subsidiaries, or change its or its business identity or character;

•	not to enter into any capital commitment or investment that individually (or taken with other such commitments or investments which could be regarded as constituting a single commitment or investment) amounts to EUR 250 million or more and has not been provided for in either ABN AMRO’s or Barclays 2007 budget or fairly disclosed to either ABN AMRO or Barclays before the date of the Merger Protocol, other than (a) intra-group capital investments and (b) loans and investments in the ordinary course of business consistent with past practice, including private equity investments;

•	not to create, extend, grant, issue or allow any third-party rights over any of its material assets, except in the ordinary course of business;

•	not to amend its articles of association or equivalent or similar constitutional documents, except for changes to the constitutional documents of its direct and indirect subsidiaries not material to the relevant group taken as a whole, or to the rights attaching to any shares in any member of its group;

•	not to propose to nominate any new members to any of the ABN AMRO Boards, except that ABN AMRO may propose to nominate a new member of its supervisory board to its general meeting of shareholders held on April 26, 2007;

•	not to agree to declare or pay any dividend or any distribution in kind except for (a) the proposed dividends relating to the financial year ended December 31, 2006 and any interim dividends in respect of the financial year commencing January 1, 2007, provided that any such interim dividend is consistent with either ABN AMRO’s or Barclays dividend policy prevailing as at the date of the Merger Protocol and does not exceed reasonable market expectations as on April 20, 2007 and (b) any distributions due under the terms of preference shares and hybrid capital instruments issued or agreed to be issued as at the date of the Merger Protocol;

•	to the extent in the best interest of the relevant group company, to maintain the services of its directors, officers and key employees, and its business relationships with key customers and others having material business dealings with its group;

•	in relation to employees and consultants, to make no material change to any contract term or compensation or benefits arrangements unless the change is (a) consistent with existing policies and governance processes in operation at the time of execution of the Merger Protocol, (b) commercially necessary or reasonably desired and (c) would not materially adversely affect any of the agreed planned synergy savings;

•	except in the ordinary course of either ABN AMRO’s or Barclays private equity or merchant bank business, not to acquire or dispose of any material legal entities or businesses or a material part of its assets (including strategic stakes) or engage in a series of such acquisitions or disposals, with legal entities, businesses or parts of assets material if having a book value of or being bought or sold for EUR 500 million or more;

•	not to settle or initiate any litigation or arbitration or similar proceedings involving an amount of EUR 250 million or more after announcement of the Offer (with any series of proceedings (or claims) arising out of the same or substantially the same originating cause to be treated as one proceeding (or claim));

•	not to make any changes with respect to accounting policies or procedures, except as (a) required by applicable law or changes in applicable generally accepted accounting principles or (b) as either party, after consulting the advice of its regulated public accounting firm and with the other party, determines in good faith advisable to conform to best accounting practices;

•	not to make or alter any material tax election or take any material position on any material tax return filed on or after the date hereof or adopt any tax method therefore that is inconsistent with elections made, positions taken, or methods used in preparing or filing any tax return in prior periods or settle or otherwise finally resolve any dispute with respect to an amount of tax of EUR 250 million or more;

•	to procure that neither it nor any other member of its group:

—	issues, authorises or proposes the issue of additional shares of any class or securities in its capital or similar securities or transfer or sells or authorises or proposes the transfer or sale of shares out of treasury (save as between such party and its subsidiaries and save for the issue or transfer out of treasury of shares on the exercise of options granted before the date of the Merger Protocol in the ordinary course of business);

—	enters into, varies, authorises or proposes to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) of a long-term, unusual or onerous nature and which may be material in the context of its group or which is likely to be restrictive on the business of any member of the combined group;

—	proposes, agrees to provide or modifies in material respect the terms of any share option or incentive scheme;

—	makes, agrees or consents to any significant change to the terms or benefits of any pension scheme established for directors, employees or dependents of such, or carries out any act which may lead to the commencement of the winding up of the pension scheme or which could give rise to a liability arising pursuant to any law or regulation applicable to the scheme, or agrees to make any additional funding to the pension scheme as part of any negotiations with the trustees of the pension scheme other than as required by applicable law or under the terms or rules of the pension scheme or as has been fairly disclosed to the either ABN AMRO or Barclays prior to the date of the Merger Protocol;

—	implements, effects or authorises any merger, demerger, or liquidation or apply for bankruptcy or suspension of payments or enters into negotiations with any one or more of its creditors with a view to the readjustment or rescheduling of its debts, or enters into any similar transaction or arrangement, otherwise than in the ordinary course of business and except for any such transaction solely among subsidiaries provided it does not involve any insolvent liquidation, application for bankruptcy or suspension of payment or entering into negotiations with any one or more creditors with a view to the readjustment or rescheduling of its debt or similar actions; nor

—	purchases, redeems or repays any of its own shares or other securities or reduces or makes any other change to any part of its share capital to an extent which is material in the context of its group (save that ABN AMRO is permitted to repurchase any of its ordinary shares at a price not exceeding, at the time of the repurchase, the ordinary exchange ratio multiplied by a short-term average Barclays Ordinary Share price converted to euro and Barclays is permitted to repurchase any of its ordinary shares at a price not exceeding the market price of such shares at the time of repurchase);

•	generally not to do anything that could be expected to compromise the proposed synergy plans as discussed between ABN AMRO and Barclays and delivery of the underlying savings;

•	not to trade in or encourage ABN AMRO not Barclays to trade in any shares or other securities of either ABN AMRO or Barclays, as long as it has price sensitive information except for any actions in the ordinary course of either ABN AMRO’s or Barclays respective businesses, provided that such actions could not result in a breach of any applicable law or regulations with respect to the use of price sensitive information;

•	ABN AMRO has agreed that all risk transfers for capital and risk management purposes in respect of subordinated capital instruments including either or both tier one or two securities must comply with the rules of the FSA;

•	ABN AMRO has agreed that no member of the ABN AMRO Group shall tender any ABN AMRO Ordinary Shares held by it into the Offer; and

•	ABN AMRO is prohibited from distributing by any means proceeds received under the LaSalle Agreement on a sale of LaSalle.

Notwithstanding the foregoing, the Merger Protocol provides that either ABN AMRO or Barclays may undertake certain actions during the period from the date of the Merger Protocol until the earlier of the date of the settlement of the Offer or the date on which the Merger Protocol is terminated. Namely, either ABN AMRO or Barclays may complete (a) any disposals of assets, undertaking and businesses fairly disclosed to either ABN AMRO or Barclays in writing prior to the execution of the Merger Protocol, or (b) such other disposals with gross sale proceeds not to exceed EUR 500 million and the aggregate value of the gross sale proceeds of any such disposals not to exceed EUR 2.5 billion, provided that (i) any such disposal is entered into on an arm’s-length basis and at the best market price available, (ii) in relation to any disposal with an individual value of more than EUR 500 million, a fairness opinion has been issued by an independent reputable international investment bank, (iii) such party gives the other party notice at least two business days prior to any proposed agreement or public announcement and takes into account such other party’s reasonable requests and (d) such party keeps the other party fully informed of progress in relation to any such disposal.

Subject to the need to observe fiduciary duties, none of the members of the Barclays Board shall withdraw, modify or qualify the unanimous recommendation by the Barclays Board as set out in the Merger Protocol and shall not make any contradictory public statements as to their position with respect to the Offer (including by way of statements concerning any Barclays Alternative Proposal) nor fail to announce or reaffirm their unanimous recommendation as required under the Merger Protocol unless it has been terminated. Subject to the need to observe fiduciary duties and ABN AMRO’s right to discuss Competing Offers, none of the members of the Barclays Board shall withdraw, modify or qualify the unanimous recommendation by the Barclays Board as set out in the Merger Protocol and shall not make any contradictory public statements as to their position with respect to the Offer (including by way of statements concerning any Barclays Alternative Proposal) nor fail to announce or reaffirm their unanimous recommendation as required under the Merger Protocol unless it has been terminated. Subject to the need to observe fiduciary duties and ABN AMRO’s right to discuss Competing Offers, none of the members of the ABN AMRO Boards shall (a) make any contradictory public statement with respect to the Offer that would constitute a significant change in ABN AMRO Boards’ position as an expression of support for the strategic benefits of the Merger or (b) make any public statement recommending any Alternative Proposal with respect to ABN AMRO unless (i) ABN AMRO has consulted with Barclays about such statement prior to it being made public, or (ii) ABN AMRO or Barclays has terminated the Merger Protocol.

6.20.9	Disputes and Arbitration

Under the Merger Protocol, Barclays and ABN AMRO have agreed that the governing law shall be Dutch law and all disputes will be finally settled in accordance with the Arbitration Rules of the Netherlands Arbitration Institute, with each party appointing one arbitrator and the two appointed arbitrators appointing a third to act as chairman (or in the case of summary arbitral proceedings the unitary arbitrator shall be appointed by the President of the London Court of International Arbitration). The place of arbitration shall be Amsterdam.

In addition, if ABN AMRO or Barclays disagrees that any of the pre-offer conditions or offer conditions have not been fulfilled or waived and submits a notice of disagreement, a binding adviser agreed upon by both Barclays and ABN AMRO will settle the dispute by way of a binding advice under article 7:900 and further of the Dutch Civil Code and in accordance with the terms of the binding adviser, as set out in the Merger Protocol. The binding adviser will settle the dispute as binding adviser, not as arbitrator.

Further, in the event either party is party to proceedings against a third party in a dispute relating to the Merger Protocol or the Offer or any agreements resulting therefrom, the other party shall be entitled to demand to be allowed to join and/or intervene in the proceedings against such third party.

6.20.10	Fees and Expenses

Whether or not the Offer and Merger are consummated, all costs and expenses incurred by either party in connection with the preparation for, or performance of, its obligations under the Merger Protocol or in connection with the preparation or conclusion of the Offer will be paid by the party incurring the expense, except as otherwise expressly provided in the Merger Protocol. See Section 6.20.7 (Compensation for loss and damages).

6.21	Transaction Costs
Barclays and ABN AMRO will incur legal, accounting and other transaction fees and other costs related to the Merger, anticipated to be approximately EUR 462 million (GBP 311 million) using the exchange rates of GBP 1.00:EUR 1.4839 as published in the Financial Times on 2 August 2007. Some of these costs are payable regardless of whether the Merger is completed.

6.22	Risk Factors
Reference is made to chapter (Risk Factors) of the Barclays Prospectus, dealing with the risks specific to the issuance of the Barclays Shares.

7.	POSITION OF ABN AMRO BOARDS[23]

7.1	Offer Update
The ABN AMRO Managing Board and the ABN AMRO Supervisory Boards, in their respective meetings on 26 and 27 July 2007, discussed the Barclays Offer and the Consortium Offer with a view to coming to a reasoned position on both Offers taking into account the best interest of the ABN AMRO Shareholders and other stakeholders. In doing so, the ABN AMRO Boards assessed each offer in the context of the following elements:

(a)	Interest of shareholders and other stakeholders:

•	Shareholders: the current value of the Offers, the mix of consideration, the degree of sensitivity, as appropriate, of the value of the Offers to the offerors’ share prices, proposed synergies and ABN AMRO’s strategic vision;

•	Employees: career opportunities, commitments, any proposed gross and net redundancies and the formal advice and opinions of, as well as views expressed by, employee representative bodies;

•	Customers: service quality and continuity with regard to product offerings and business model;

•	Creditors: financial strength and long-term ratings of the ongoing businesses.

The ABN AMRO Boards would anticipate that DNB and other regulators, in performing their roles and making their final determinations, will discipline and monitor both offerors in the best interest of customers, creditors, the financial system and society at large.

(b)	Risks associated with each proposed transaction:

•	Execution risks, including the likelihood and timing of regulatory and shareholder approvals, the wording of “Material Adverse Change” clauses and other pre-offer and offer conditions or fiduciary outs of each of the Offers;

•	Post-acquisition risks: where relevant, break-up and integration risks, capital adequacy and funding, legal and compliance risks and business integrity risks.

(c)	Corporate Governance:

•	Where relevant, Headquarter location, Board structure and representation, likely distribution of senior and middle management positions.

7.2	Barclays Offer
Barclays announced on 23 July 2007 the proposed terms of its revised Offer. The revised Barclays Offer includes amended offer terms and has introduced a significant cash element, together with a mix-and-match alternative. The value of the Offer, however, remains highly dependent on the share price performance of Barclays.
The ABN AMRO Boards note that the proposed merger with Barclays is consistent with ABN AMRO’s previously articulated strategic vision. In addition, the strategic cooperation with China Development Bank should further enhance the growth opportunities of a potential combined Barclays/ ABN AMRO group in the attractive Asian market and could result in creation of additional longer-term value for ABN AMRO Shareholders.
The proposed transaction with Barclays is understood to be well on track to receive the required regulatory approvals and generally has acceptable and manageable post acquisition risks.
The ABN AMRO Boards also took into account the positive opinion of the European Staff Council and the positive advice of the Central Works Council in respect of the proposed combination with Barclays, received by ABN AMRO as part of the consultation process. The ABN AMRO Boards also noted the

23	This Section 7 reflects the reasoned position of the ABN AMRO Boards (as meant in article 9q (2)(a) Bte) on both Offers as of 27 July 2007. Depending on further developments, including in respect of the matters addressed in this Section 7, the ABN AMRO Boards may evaluate their position and inform the ABN AMRO Shareholders accordingly.

commitments made to employees and trade unions in respect of employee’s rights and respecting of existing agreements.
The approval of the shareholders of Barclays is still outstanding and currently expected at the earliest mid-September 2007. The outcome of that vote remains uncertain at this stage.
As at the market close on 27 July 2007, the Barclays Offer was at a 1.0% discount to the ABN AMRO market price and at an 8.8% discount to the see-through value of the Consortium Offer.
The ABN AMRO Boards are therefore, notwithstanding their support of the strategic benefits of the combination with Barclays, not currently in a position to recommend from a financial point of view the Barclays Offer for acceptance to ABN AMRO Shareholders.

7.3	Consortium Offer
The Consortium formally launched its offer on 21 July 2007. The tender offer period, if not extended, is expected to end on 5 October 2007.
The current value of the Consortium Offer, with its high cash component, is attractive to the ABN AMRO Shareholders. As at the market close on 27 July 2007, the Consortium Offer was at a premium of 8.5% to the ABN AMRO market price and of 9.6% to the Barclays Offer’s implied value.
The ABN AMRO Boards welcome the efforts made by the Consortium in establishing a dialogue with the ABN AMRO employee representative bodies and the commitments made to the ABN AMRO employees with respect to redundancy procedures.
The ABN AMRO Boards have identified a number of significant risks to the Consortium Offer:

(a)	Whereas sources of integration risks are broadly similar to those identified for the Barclays Offer, the ABN AMRO Boards have significant unresolved questions about the proposed break-up of ABN AMRO and the proposed methodology of the Consortium to implement such a break-up (as also explained to the Consortium on 5 May and included in our press release dated 14 May 2007);

(b)	Whereas Banco Santander S.A. shareholders have already approved the proposed transaction, approvals of the shareholders of Fortis N.V., Fortis SA/NV and Royal Bank of Scotland Group PLC are still outstanding and expected at the earliest on, respectively, 6 August and 10 August. The outcome of those votes remains uncertain at this stage;

(c)	The approval of the proposed transaction by the Dutch Ministry of Finance and the views of the Dutch Central Bank in this respect remain uncertain, including as to timing and associated conditions of any such approval, particularly in view of the proposed break-up;

(d)	The broadly defined “Material Adverse Change” clause as it is currently worded in the Consortium Offer is more onerous and uncertain than the proposed equivalent Barclays clause.
Taking the above factors into account, the ABN AMRO Boards are not currently in a position to recommend the Consortium Offer for acceptance to ABN AMRO shareholders.

7.4	Conclusion
In light of the above, the ABN AMRO Boards are not currently in a position to recommend either the Barclays Offer or the Consortium Offer for acceptance to ABN AMRO Shareholders. ABN AMRO will further engage with both parties with the aim of continuing to ensure a level playing field and minimising any of the uncertainties currently associated with the Offers with a view to optimising the attractive alternatives available to ABN AMRO Shareholders.

ABN AMRO Supervisory Board	ABN AMRO Managing Board

A.C. Martinez	R.W.J. Groenink
A.A. Olijslager	H.G. Boumeester
D.R.J. Baron de Rothschild	W.G. Jiskoot
R.F. van den Bergh	J.Ch. L. Kuiper
G.J. Kramer	P.S. Overmars
A.M. Llopis Rivas	R. Teerlink
C.M. Lord Sharman of Redlynch
T.A. Maas-de Brouwer
M.V. Pratini de Moraes
H.G. Randa
A. Ruys
P. Scaroni

8.	INFORMATION REGARDING ABN AMRO
The selected historical information in relation to ABN AMRO in this Section 8 has, unless otherwise stated, been extracted without material adjustment from the unaudited interim consolidated financial statements of ABN AMRO for the six months as at and for the period ended 30 June 2007, the audited financial statements of ABN AMRO as at and for the two years ended 31 December 2006 and 2005 each prepared in accordance with IFRS as set out in Part VIII (Historical Financial Information relating to ABN AMRO). The 31 December 2005 financial statements include restated IFRS comparative information as at and for the year ended December 2004.
Investors should read the whole of this document and should not just rely on the financial information set out in this Section 8.

8.1	Introduction
ABN AMRO is a prominent international bank with a clear focus on consumer and commercial clients in ABN AMRO’s local regions and globally on selected multinational corporations and financial institutions, as well as private clients.
ABN AMRO is the eighth largest bank in Europe and the thirteenth24 in the world based on total assets, with more than 4,500 branches in 56 countries and territories, a staff of more than 110,300 full-time equivalents. ABN AMRO’s 2006 profits for the year including LaSalle were EUR 4,780 million (LaSalle contribution EUR 899 million), and total assets including LaSalle as at 31 December 2006 were EUR 987 billion (LaSalle contribution EUR 86 billion).

8.2	History
ABN AMRO’s roots go back to 1824, when King Willem I founded The Netherlands Trading Society (Nederlandsche Handel-Maatschappij). In 1964, The Netherlands Trading Society merged with Twentsche Bank to form ABN Bank (Algemene Bank Nederland). In that same year, the merger between Amsterdamsche Bank and Rotterdamsche Bank resulted in the formation of AMRO Bank (Amsterdam Rotterdam Bank). The worldwide scaling of companies and financial institutions called for a bank with a strong capital base and broad expertise. This led to the merger between ABN Bank and AMRO Bank in 1991, creating ABN AMRO. The combination became a leading player in The Netherlands with an extensive global network, which was further developed over time.
ABN AMRO through the acquisition of LaSalle by ABN Bank in 1979 already had a strong foothold in the Chicago area. This presence was expanded to a second home market through the acquisition of, among others, Talman in 1991, Michigan-based Standard Federal Bancorporation in 1996 and Michigan National Corporation in 2001.
In 1998, ABN AMRO acquired Banco Real, the fourth-largest privately owned bank in Brazil25. Through the acquisition of Sudameris in 2003, ABN AMRO further strengthened its position in Brazil, in particular in the south east of the country.
ABN AMRO further expanded in 2006 through the acquisition of Antonveneta, which has a strong presence in Italy’s wealthy north-eastern region.
ABN AMRO is the parent company of the ABN AMRO Group.

8.3	Business Overview
As an international bank with European roots, ABN AMRO focuses on consumer, commercial and private banking activities. ABN AMRO adopts a relationship-based approach, applied through its Business Units (“BUs”).
ABN AMRO’s growth strategy is to build on its strong position with mid-market clients and to provide clients in this segment with high-quality and innovative products and services from across the ABN AMRO Group. ABN AMRO’s strategy is aimed at combining local client intimacy and global product excellence.

24	Source: The Banker, ‘The Top 1000 World Banks 2006’, July 2006.

25	Source: Brazilian Central Bank, December 1998.

Mid-market
ABN AMRO serves its mid-market consumer and commercial clients — ABN AMRO’s ‘sweet spot’ client segments — primarily through its five regional Client BUs: The Netherlands, Europe (including Antonveneta in Italy), North America, Latin America and Asia.
The consumer mid-market segment includes mass affluent customers served by ABN AMRO’s regional Client BUs, as well as the majority of its private banking clients served by BU Private Clients. The commercial mid-market segment includes a significant number of medium-to-large companies and financial institutions served through regional Client BUs.
These clients typically require a local banking relationship, an extensive and competitive product suite, an international network, efficient delivery, and, for corporates, sector knowledge. With its range of businesses and capabilities, ABN AMRO is well placed to deliver on all of these requirements.
Client pyramid
The importance of the mid-market segment in ABN AMRO’s strategy does not diminish the importance of the top and bottom end of its ‘client pyramid’. In serving its top private banking clients, ABN AMRO is able to develop innovative investment products that can be offered to its mid-market consumer clients.
At the same time, serving large multinational corporations enables ABN AMRO to strengthen its industry knowledge and product innovation, both of which will benefit its mid-market commercial clients. Both the mass retail segment and the small business segment deliver the necessary scale and act as a feeder channel for future mid-market clients.
In January 2006, ABN AMRO reinforced its mid-market focus and moved towards realising the benefits of being one bank more effectively by adopting a new structure. This structure enables ABN AMRO to share expertise and operational excellence across the ABN AMRO Group with greater impact.
ABN AMRO’s Group structure comprises:

•	seven Client Business Units;

•	three Product BUs;

•	two cross-BU Segments;

•	Group Functions; and

•	Services.
The seven Client BUs consist of five regional BUs (The Netherlands, Europe including Antonveneta in Italy, North America, Latin America and Asia) and two global BUs, Private Clients and Global Clients.
The three Product BUs (Global Markets, Transaction Banking and Asset Management) support the Client BUs by developing and delivering products for all of its clients globally.
ABN AMRO binds all of its Client BUs together through a cross-BU Consumer Client Segment and a cross-BU Commercial Client Segment. These segments drive winning formulas across ABN AMRO’s various geographies, and work with the Product BUs to deliver high-quality solutions to clients.
Group Functions supports the ABN AMRO Group in areas ranging from risk to finance and from human resources to sustainability, while always balancing global control with local flexibility and expertise.
Services focuses on increasing ABN AMRO’s operational efficiency through group wide consolidation and standardisation.

Client BUs
BU Netherlands
Serving a large and diverse client base that comprises consumer and commercial clients, BU Netherlands is a leader in the Dutch banking industry. BU Netherlands employs approximately 21,800 people and serves its clients through a network of 561 bankshops, 78 advisory branches, five dedicated mid-market corporate client units and two large-corporate client units. BU Netherlands also operates some 1,600 ATMs, four integrated call centres, and internet and mobile channels. In addition BU Netherlands offers insurance products provided by its joint venture with Delta Lloyd.
In 2006, BU Netherlands’ new operating model — consisting of Value Centre Consumer, Value Centre Commercial and centralised mortgage activities — led to an improvement in its operational performance, which in turn enabled it to improve its client service. In addition, in 2006 BU Netherlands was able to increase its product sales and number of clients by leveraging the current range of Global Markets products with SME and consumer clients.
On 1 December 2006, ABN AMRO sold the non-mortgage activities of Bouwfonds (an international property group which ranks among The Netherlands’ leading property companies) to Rabobank and SNS Bank.
BU Europe
BU Europe (excluding Antonveneta in Italy)
BU Europe brings together all of ABN AMRO’s activities in 27 countries: 23 countries in Europe (excluding Antonveneta in Italy and The Netherlands) along with Kazakhstan, Uzbekistan, Egypt and South Africa. BU Europe employs approximately 8,000 people, including support functions serving all BUs operating in the region.
In 2006, BU Europe focused a significant proportion of its efforts on improving its profitability by taking various measures to drive organic growth and aligning its commercial activities and back-office services with the new ABN AMRO Group structure. The initiatives put in place to help drive organic growth included improving the focus on origination and delivery of products to financial institutions and public sector clients and strengthening the consumer banking activities in selected countries, with a focus on high-growth emerging economies. BU Europe also developed a new sales and delivery model for midmarket commercial clients by bundling products that meet the most frequently occurring client needs of such clients and combining them with simplified back-office processes. This new concept will continue to be rolled-out in 2007 in selected markets.
In 2007 BU Europe will continue to pursue its organic growth strategy and seek to improve its performance by reducing its cost base through implementation of a common services platform and the elimination of inefficiencies in processes, support functions and client coverage models. Key initiatives in 2007 will include improved capital management and the reallocation of capital between different client segments and locations. As part of this, BU Europe aims to improve its returns on capital by focusing increasingly on the emerging economies of Eastern Europe and Central Asia. Financial institutions and the public sector segment will remain key growth areas for BU Europe.
Antonveneta
ABN AMRO acquired Antonveneta in 2006. The integration of Antonveneta into the ABN AMRO Group was completed in December 2006 and Antonveneta’s structure and governance have now been aligned with that of the ABN AMRO Group.
Antonveneta and its main subsidiaries, Interbanca and AAA Bank, are among the leading banks in Italy, with Antonveneta holding a ranking among the top ten banking groups by total assets.26 Antonveneta has over 1,000 branches in Italy. The bank is strongly rooted in northeast Italy, where 459 of its domestic branches are located. Integrated with the branch network are more than 1,100 ATMs and about 63,000 points-of-sale, as well as home and remote banking facilities. As at 31 December 2006 its employees numbered approximately 9,600.
In consumer banking, Antonveneta has strengthened the bank’s residential mortgage lending — a booming sector in Italy. With regard to commercial clients, Antonveneta has been able to focus its lending activities on those companies most involved in the Italian economy’s current growth phase, partly due to the strong presence of its branches and ‘unità imprese’ (corporate units).
As regards operations, Antonveneta has undertaken a number of initiatives to capitalise on potential synergies with ABN AMRO with the aim of creating alignment between the structures of ABN AMRO and Antonveneta and improving operational efficiency and effectiveness in the process. On 11 December 2006, ABN AMRO and Antonveneta announced plans for the further development of Antonveneta, which include transforming the consumer bank, strengthening the commercial bank and building the private bank.
BU North America
Sale of LaSalle to Bank of America
On 22 April 2007, ABN AMRO Bank entered into an agreement to sell LaSalle to Bank of America for total consideration of USD 21 billion in cash (subject to adjustment based on the financial performance of LaSalle before the closing of the sale). After the completion of the sale of LaSalle, ABN AMRO will retain LaSalle’s North American capital markets activities within ABN AMRO’s Global Markets unit and Global Clients division as well as its U.S. Asset Management business.
As of 31 December 2006, LaSalle had more than USD 113 billion in tangible assets and a tangible book value of USD 9.7 billion, adjusted for businesses that will be retained by ABN AMRO and for the sale of the mortgage operations unit and presented on a US GAAP basis. For the year ended 31 December 2006, LaSalle, presented on the same basis, had net income of USD 1,035 million.
Retained BU North America operations
Following completion of the sale of LaSalle to Bank of America, BU North America will retain part of the current activities of Global Markets and Transaction Banking in North America, the activities of global clients in North America, large corporate clients, as well as and ABN AMRO Canada. ABN AMRO will also retain the North American asset management activities.
BU Latin America
ABN AMRO has had a presence in Brazil since 1817. It acquired Banco Real and Bandepe in 1998, Paraiban in 2001 and Banco Sudameris in 2003. ABN AMRO operates in Brazil as Banco Real.

26	Source: 1H06 Interim Reports, Presentations on on-going merger, Bank of Italy and Accenture “Observatory on Italian Banking market” Report 30 June 2006.

Banco Real functions as a fully integrated consumer and commercial bank on a nationwide basis through more than 1,900 stand-alone and in-company branches, 6,700 points-of-sale and 8,700 ATMs. Today, Banco Real is the third-largest privately owned bank in Brazil27.
Since 1 January 2006, ABN AMRO’s Caribbean and Latin American operations outside of Brazil have been grouped with Banco Real to form BU Latin America. Outside of Brazil, BU Latin America focuses primarily on the commercial client segment, although in Paraguay and Uruguay it also focuses on the consumer client segment. Currently, BU Latin America has approximately 28,000 employees. The Brazilian operations are BU Latin America’s largest in the region by a substantial margin.
Banco Real offers Van Gogh Preferred Banking service to its mass affluent clients across Brazil, reinforcing the bank’s international identity. The commercial banking operation uses a single product platform and sophisticated segmentation to enhance its focus and efficiency — thereby enabling Banco Real to deliver a seamless product offering for multinational corporations and to capitalise on its large mid-market commercial client base, served by specialised regional and mid-market sector relationship management teams. Through the Aymoré franchise, BU Latin America is also a major player in the Brazilian consumer finance business. Aymoré has relationships with more than 15,000 active car dealerships distributing vehicle financing and other consumer goods financing nationwide.
During 2006, Banco Real’s consumer and commercial banking activities enabled it to achieve strong credit portfolio growth and the highest ratio of consumer and commercial clients to total assets among the main Brazilian banks. On the other hand, in common with other players in Brazil, the bank suffered a significant deterioration in its provisioning during the first half of 2006, due to an increase in delinquencies in the sector. However Banco Real achieved better provisioning results than its peers through consistent efforts to mitigate growth in provisions, including maintaining constant close monitoring of the portfolio, approaching debtors through different channels and selling off portfolios of bad loans.
In the other countries in which BU Latin America is active (Argentina, Chile, Colombia, Ecuador, Mexico, Paraguay, Uruguay and Venezuela), revenue generation in 2006 was focused primarily on credit activities.
Consumer and ‘sweet spot’ commercial banking activities have been performing well and show further potential for growth, mainly driven by the growth in credit usage and ‘bankarisation’ (i.e. clients’ growing tendency to use banking services from duly regulated, formal financial institutions). However, competition in these countries has been increasing, as competitors from outside the region are once again targeting investments within it.
BU Asia
ABN AMRO has been operating for over 100 years in several Asian countries including Indonesia, China, Singapore, Japan and the United Arab Emirates. BU Asia now covers 16 countries and territories, operating through 165 branches and offices (excluding those of Saudi Hollandi Bank, in which ABN AMRO has a 40 percent stake). BU Asia’s client base includes commercial clients as well as consumer and private banking clients. It employs approximately 14,000 people, including support functions serving all BUs operating in the region.
With nearly 5,300 employees in eight countries, the consumer client segment focuses on delivering wealth management and consumer finance services — including Van Gogh Preferred Banking — to its Asian client base through 79 branches.
In 2006, BU Asia maintained its strong focus on the growth regions of China and India, where it opened five and three new branches respectively. A further four branches were opened across the BU’s other operating countries.
BU Asia’s credit cards business also expanded rapidly, with the number of cards issued in 2006 exceeding the previous year’s issuance by over 19 percent, and ending net receivables reaching records levels across the operating countries. These results were achieved despite the credit crisis in Taiwan, which affected all players in that country and resulted in higher defaults. BU Asia’s Taiwan business was successful in achieving lower losses than most other major issuers, and well below the average.

27	Source: Central Bank of Brazil, ‘Top 50 Banks by Total Assets Less Brokerage’, December 2006.

The commercial client segment is comprised of 550 staff serving more than 10,000 corporate, financial institution and public sector clients. With coverage in 16 countries and territories, the commercial client segment is structured around in-country relationship management teams supported by smaller, regional industry-focused teams. It provides clients with a broad spectrum of products and services across Global Markets, Transaction Banking, Lending, Mergers & Acquisitions and Equity Capital Markets.
BU Global Clients
BU Global Clients serves a group of clients who demand sophisticated financial solutions customised to their specific needs.
The four client industry groups that BU Global Clients serves are: Financial Institutions & Public Sector; Telecommunications, Media & Technology; Energy & Resources; and Global Industries (including Automotive, Consumer and Global Industrials). BU Global Clients also comprises dedicated Mergers & Acquisition and Equity Capital Markets teams.
BU Global Clients is organised around six hubs (Amsterdam, London, New York, Hong Kong, Sao Paulo and Sydney), and directly employs around 980 people. The financial results of BU Global Clients also reflect the contribution of 230 people employed by ABN AMRO Mellon, a joint venture with the Mellon Financial Corporation that provides global custody and value added services to institutional investors worldwide.
In order to meet the sophisticated financing, advisory and risk management needs of its multinational client base, BU Global Clients’ bankers access products and services, including specialist commercial banking coverage, from ABN AMRO’s regional BUs, BU Global Markets and BU Transaction Banking. Simultaneously, Global Client’s hub-based industry bankers deliver their knowledge to the regional clients. This structure allows BU Global Clients’ industry expertise and Mergers & Acquisitions and Equity Capital Markets products to be made available to all chosen clients across the bank in support of the overall ABN AMRO Group strategy. Via the ABN AMRO Rothschild joint venture, the Equity Capital Markets team offers a full range of Equity Capital Markets products and related advisory services.
BU Private Clients
BU Private Clients offers private banking services to wealthy individuals and institutions with EUR 1 million or more in net investable assets. With assets under administration of EUR 140 billion in 2006, BU Private Clients is one of the top five private banks in Europe and ranks among the largest global private banks.28 BU Private Clients has more than 3,300 employees, operating in 23 countries from 103 branches.
BU Private Clients tailors its services to suit the requirements of well-defined client segments and their different sources of wealth. BU Private Clients’ products are based on an open architecture model, enabling the BU to offer its clients the best available products regardless of the actual provider.
BU Private Clients continues to be a leading player in private banking in The Netherlands and France, and has strong positions in Switzerland, Germany, Luxembourg and Belgium. Its position was further strengthened in 2006 by the successful integration of Bank Corluy into Private Clients Belgium, the acquisition of a majority share in VermogensGroep in The Netherlands, and the merger in France of Banque de Neuflize and Banque OBC, creating Neuflize OBC. BU Private Clients’ status as a leading player in Europe continues to be supported by its strong revenue growth in certain countries, including The Netherlands, France and Belgium.
BU Private Clients is focusing on growth in other private banking businesses and further enhancing the efficiency of its global structure including emphasis on client engagement across Asia (including Indian private banking) and Latin America (with a particular emphasis in Brazil). On 1 January 2007, BU Private Clients launched its private banking business in Italy. During 2007 the BU intends to further build its Italian domestic private banking business, strengthening the BU’s European franchise in the process. A further area on which BU Private Clients will increasingly focus during 2007 is the Private Wealth Management segment. This segment, which consists of clients with more than EUR 25 million in liquid assets, is growing at a fast pace.

28	Source: AUM, Scorpio Partnership, 2006 Private Banking Benchmark, June 2006

Product BUs
BU Global Markets
BU Global Markets helps to drive the current and future growth of ABN AMRO by delivering product solutions that meet the diverse capital markets requirements of the bank’s chosen clients. BU Global Markets is organised into four core areas: Equities (multi-product trading and distribution); Financial Markets (multi-asset-class trading and distribution); Fixed Income Capital Markets (integrated crossborder fixed-income origination); and Structured Lending (syndicated and structured loans). The BU Global Markets team is made up of approximately 3,500 employees with hubs in Amsterdam, Chicago, Hong Kong, London, New York, Singapore and Sydney.
In 2006, BU Global Markets delivered operating income growth in each core area and in each of the bank’s five regions. The BU achieved a five percentage point improvement in its efficiency ratio for 2006, through a series of initiatives delivering sustained improvement in productivity and efficiency and providing a further platform to build on.
Key actions in 2006 included:

•	Focusing investment in growth products and in particular the Private Investor Product franchise and structured and derivative products where growth has been significant over the last 12 months; and

•	Focusing on cost control, for instance through client/product participation choices, which has contributed to the improved efficiency ratio.
BU Transaction Banking
BU Transaction Banking provides cash management, trade services and payment cards for all of ABN AMRO’s client segments, across all regions worldwide. Bank accounts and payments services lie at the core of BU Transaction Banking’s activities and at the heart of the bank’s client relationships. Across all segments, these services provide the foundation for cross-selling, enabling ABN AMRO to expand the relationship with each client. With a focused team of approximately 1,600 mainly regionally based staff, BU Transaction Banking provides services in more than 50 countries and handles more than 2.3 billion of transactions every year.
BU Transaction Banking’s overall business grew by 13% in 2006. In addition, the BU made continued progress with its client satisfaction indices, increased its presence for web-based delivery to all major locations and further improved its recognition in the marketplace by winning eight major awards.
Transaction banking is a scale-driven business that requires investment in state-of-the-art technology. BU Transaction Banking is tackling this challenge by growing its business with financial institutions and capitalising on opportunities in Europe arising from the implementation of Single Euro Payments Area (“SEPA”) and the Payment Services Directive. SEPA will level the playing field in Europe and enable the bank to build scale by offering payment products seamlessly across the Eurozone.
Since ABN AMRO is one of the top global players in the transaction banking industry29, and crossborder payment flows are forecast to grow significantly over the next decade, BU Transaction Banking is well-placed to capture a larger share of this business. BU Transaction Banking’s strategic focus in 2007 will continue to be on increasing its scale and cross-border business volume as well as investing appropriately in selected growth regions.
BU Asset Management
BU Asset Management is ABN AMRO’s global asset management business, managing approximately EUR 193 billion in specialist mandates and mutual funds as at year-end 2006 BU Asset Management has more than 1,500 employees and operates in 26 countries worldwide, offering investment products in all major regions and asset classes. Its products are distributed directly to institutional clients such as central banks, pension funds, insurance companies and leading charities. Funds for private investors are distributed through ABN AMRO’s consumer and private banking arms, as well as via third-party distributors such as insurance companies and other banks. The business from institutional clients represents just over half of the assets managed by BU Asset Management. Consumer and third-party

29	Source: Euromoney, Cash Management Poll, October 2006

clients account for a further 30%, and the remainder is in discretionary portfolios managed for BU Private Clients.
For BU Asset Management, 2006 represented the third year of a strategic programme to focus on areas of business activity to establish critical mass and build sustainable profitable growth. BU Asset Management acquired International Asset Management, a leading ‘fund of hedge funds’ manager, in February 2006 and completed its integration in May 2006, enabling the BU to provide its clients with a broader range of specialised investment capabilities and enhanced expertise from a trusted provider. Having successfully completed its three year strategic programme, the BU will commence a new three year strategic programme.
Cross-BU Segments
The Consumer Client Segment comprises the Consumer Banking heads of all ABN AMRO’s Client BUs. Led by a member of the Managing Board, the Consumer Client Segment meets frequently to share results and identify new opportunities for growth.
The Commercial Client Segment encompasses all of ABN AMRO’s commercial clients, ranging from large multinationals through mid-size corporate clients to the SME client portfolios. Client relationships are maintained in the bank’s regional Client BUs and the BU Global Clients, while the Commercial Client Segment coordinates activities across both the Client and Product BUs.
The Consumer Client Segment and the Commercial Client Segment have a primary focus on selling efficiently and sharing of best practices between the five regional BUs in which the consumer and commercial clients reside and the products these clients are offered.
Other operations
Private Equity
The business model of ABN AMRO’s Private Equity unit — branded as ABN AMRO Capital — involves providing capital and expertise to non-listed companies with a focus on European mid-size buyouts, but also manages a portfolio of investments in Australian buyouts, non-controlling and controlling shareholdings in small to medium-size Dutch companies (‘participaties’), and dedicated media and telecom sector investments. It operates from seven offices across Europe and Australia and has 93 employees.
In the past two years, Private Equity has developed and implemented major improvements to its business and operational model. This programme has involved changing its investment focus from taking minority shareholdings in small to medium-sized early and later stage companies, to obtaining full control of mature mid-size companies. Private Equity also reduced its geographical footprint, while at the same time increasing the average size of its investments. It now operates from The Netherlands, France, the Nordic countries, the UK, Italy, Spain and Australia. Private Equity believes that The Netherlands, the Nordic region and the UK represent the greatest potential for commercial and organisational synergies and will therefore focus its regional activities North Europe whilst continuing to operate in Australia, France, Italy and Spain. This strategy change has resulted in Private Equity becoming a major player in European midsize buyouts. In recent years it has consistently appeared in the top five most active European mid-size firms, both by number of new deals and number of exits.
From an operational perspective, Private Equity successfully reorganised its business in 2006 as a semi-independent subsidiary of ABN AMRO with greater autonomy in its operational and decision-making governance. The current structure allows Private Equity to raise future funding from third parties more easily. While the investment management activities will be transferred, the existing portfolio will continue to be owned by ABN AMRO.
Through its ‘participaties’ team, Private Equity is also working together with the BU Netherlands to add development and expansion capital to ABN AMRO’s product offering for small-size commercial clients. The ’Participaties Fund’, which was set up in 2006, will be further promoted in 2007, allowing ABN AMRO to strengthen relationships with its small-size client base and to enhance the prospect of cross-selling its banking products to Private Equity’s small to medium-sized investments.

Group Functions
Group Functions provides guidance on ABN AMRO’s corporate strategy and supports the implementation of the strategy. By aligning and uniting functions across ABN AMRO’s BUs and geographical territories, Group Functions also facilitates Group-wide sharing of best practice, innovation and positioning to public authorities. Group Functions has approximately 3,800 employees.
Group Functions carries out its activities through several departments, ranging from Group Finance to Investor Relations, Group Compliance & Legal to Group Communications and Group Risk Management to Group Human Resources. In addition, Group Functions oversees the financial performance of certain shareholdings, including the 8.6 percent stake in Italian bank Capitalia. As announced on 20 May 2007, Unicredit has agreed to buy Capitalia for more than USD 29 billion in shares.
On 30 October 2006, ABN AMRO announced that activities to improve operating performance in 2007 would be accelerated, among others by improving operational efficiency in Group Functions. These changes will affect more than 500 full-time equivalents (FTEs) at head office, predominantly in risk management and corporate IT projects, through a combination of outsourcing, offshoring and redundancies.
Services
ABN AMRO’s Services organisation is responsible for delivering internal support services across the bank’s global, regional and product BUs worldwide. Its core areas are IT, Operations, and Corporate Services.
The Services organisation was created in 2006, bringing together all services units within the bank and building on the experience of the Group Shared Services (GSS) programme, which was initiated in 2004. Services has also focused its attention on consolidating activities in Operations, further aligning the IT organisation, and accelerating planned initiatives to optimise the global property portfolio. It currently has approximately 900 employees.
Services is implementing a programme to drive efficiency improvements. These efficiency improvements, which were started at the end of 2004, are expected to realise net savings for the Group of at least EUR 900 million by the end of 2008.

8.4	Key Businesses and Geographic Regions

8.4.1	Summary total operating income by business unit and geographic region

A summary of total operating income, under IFRS, for the three financial years ended 31 December 2006 by business unit and geographic region is set out in the table below.

For the year ended 31 December	2006	2005	2004

	(EUR millions)
By business unit
Netherlands	4,640	4,629	4,227
Europe	3,412	1,110	678
North America	3,746	3,521	3,227
Latin America	3,738	3,063	2,031
Asia	1,519	1,237	1,070
Global Clients	2,408	2,450	2,088
Private Clients	1,389	1,297	1,146
Asset Management	828	712	595
Private equity	5,463	3,667	3,068
Group Functions	498	648	661

Total	27,641	22,334	18,791

By geography
The Netherlands	11,440	9,255	8,497
Europe	6,040	4,672	2,324
North America	4,041	3,911	4,467
Latin America	3,961	3,271	2,305
Asia Pacific	2,159	1,225	1,198

Total	27,641	22,334	18,791

8.5	Regulation

8.5.1	Regulation in The Netherlands

General

ABN AMRO Bank is regulated in The Netherlands by DNB and the AFM.

The bank regulatory system in The Netherlands is based on the provisions of the new Financial Supervision Act, which came into effect per 1 January 2007. The Financial Supervision Act has replaced, among others, the Act on the Supervision of the Credit System 1992. The Financial Supervision Act gives rules regarding prudential supervision (by DNB) and supervision of conduct (by the AFM). Prudential supervision focuses on the solidity of financial undertakings and contributes to the stability of the financial sector. Supervision of conduct focuses on orderly and transparent financial processes, clear relations between sector participants and due care in the treatment of clients (amongst which supervision of the securities and investment businesses).

Supervision of banks

In general, under the Financial Supervision Act, banks are supervised by DNB and the AFM. No enterprise or institution established in The Netherlands may pursue the business of a bank unless it has obtained a license from DNB. DNB’s supervisory activities under the Financial Supervision Act focus on supervision of solvency, liquidity own funds and administrative organisation, including internal control and risk management. If, in the opinion of DNB, a bank fails to comply with any rules and regulations contained in the new Financial Supervision Act, DNB will instruct the bank to behave in a certain manner. If the bank does not respond to any such instructions to the satisfaction of DNB, DNB may exercise additional supervisory measures, which may include the imposition of fines.

The Financial Supervision Act provides that each supervised bank must submit periodic reports to DNB.

Regulation in the European Union

The Financial Services Action Plan 1999-2005 laid the foundations for a single financial services sector in the EU and has already brought about many changes. In its future strategy on Financial Services for 2005-2010, the European Commission set out its objectives to achieve an integrated, and competitive EU financial services sector by removing any remaining barriers so that financial services can be provided and capital can circulate freely throughout the EU at the lowest possible cost, resulting in high levels of financial stability, consumer benefits and consumer protection.

The financial services sector includes three major areas for which European regulatory policies apply: banking, capital markets, and asset management. EU initiatives also deal with a number of issues related to company and corporate governance.

The Consolidated Banking Directive (2006/48/EC) for credit institutions and banking services governs the free provision of banking services. Under this Directive, ABN AMRO Bank can offer banking services on the basis of a single banking license (‘European passport’) through the establishment of a branch or cross-border in all the EU countries. The Directive 2006/48, also consolidates the Capital Requirements Directive, which is the legal vehicle pursuant to which the Basel II framework has been implemented into EU Law. The new regime has entered into force in stages, starting on 1 January 2007. The Capital Requirements Directive is based on a three pillars structure (minimum capital requirements, a supervisory review process and market discipline) with the aim of creating a better risk-sensitive regime than the former system. The EU Institutions have adopted in March 2007 a review of this Directive with regard to the procedure which supervisory authorities need to follow when assessing proposed mergers and acquisitions (M&A). Clear procedural rules and evaluation criteria for the prudential assessment of acquisitions and increase in shareholdings are introduced. The text sets out clear assessment timeframe with deadlines (60 working days, with a maximum stop the clock mechanism of 20 working days) and provides for sound criteria against which supervisors are to assess proposed M&A transactions. The criteria are: (1) the reputation of the proposed acquirer; (2) the reputation of the future manager; (3) the financial soundness; (4) on-going compliance with relevant directives; and (5) the level of risk of money laundering and terrorist financing.

In the area of securities legislation, the Market Abuse Directive prohibits market manipulation and insider dealing in all securities admitted to trading on an EU regulated market. The Prospectus Directive regulates the process and the disclosure requirements for public offerings in and admissions to trading on an EU regulated market of securities, and allows European public offerings with one single prospectus. The Transparency Directive harmonises the transparency requirements for information about issuers whose securities are admitted to trading on an EU regulated market.

The other important piece of legislation in this area is the Markets in Financial Instruments Directive (MiFID), which has to be implemented by financial institutions as of 1 November 2007. It regulates, among other things, the cross-border provision of investment services and regulated markets and replaces the 1993 Investment Services Directive which established the single passport for investment firms. It streamlines supervision on the basis of home country control and enhances the transparency of markets. It harmonises conduct of business rules, including best execution, conflicts of interests and client order handling rules. The Directive abolishes the concentration rule, which leads towards a more competitive regime between order execution venues. It also imposes market transparency rules for investment firms, regulated markets and multilateral trading systems.

In the post-trading field, the European Commission has pushed the industry to agree on a clearing and settlement Code of Conduct, signed by the stock exchanges on November 2006. The Code aims at enhancing transparency and increasing competition in the post-trading sector.

Likewise, political initiatives in the area of retail financial services and payment services have been launched. Currently, the revised proposal for a Directive on Consumer Credit (latest proposal published in October 2005) is being discussed in the EU. The proposed Directive introduces consumer protection provisions and at the same time aims at the creation of a single market for consumer credit in the EU. A policy agreement on the proposed Directive was reached within the European Council on 21 May 2007. In December 2005, a Directive was proposed on a new legal framework for payment services, which will harmonise rules with regard to payments licensing, transparency conditions, information requirements and rights and obligations linked to the provision and use of payment services. The Payment Services Directive was adopted by the European Parliament on 24 April 2007.

In the area of asset management, the EU has enacted legislation on pension and investment products. On investment funds, there are two ‘UCITS Directives’, the first regulating the product (e.g., types of assets in which to invest) and the second one giving management companies a ‘European passport’ to operate throughout the EU. The European Commission has adopted an implementing Directive (2007/16/EC) on criteria for assessing whether different types of financial instruments are eligible for inclusion in the UCITS funds. The Commission will come up with proposals for legislative amendments in autumn 2007 to do targeted changes to the current EU framework for investment funds. In the field of supplementary pensions (occupational schemes for employees and private individual schemes), a Directive has liberalised the market for supplementary pension schemes by allowing pension providers to operate on an EU-wide basis and establishing “prudent person principles” for asset allocation.

By December 2007, Member States will have to implement the third Money Laundering Directive into national law. The aim of the Directive is to transpose the Financial Action Task Force’s (FATF) forty recommendations. It follows a risk-based approach by which all measures aimed at preventing money laundering must be applied on a proportionate basis, depending on the type of customer, business and other considerations.

As of 1 January 2007, the Regulation which transposes the FATF Special Recommendation VII (SR VII) on “wire transfers” into EU legislation has come into force. It lays down rules on information on the payer accompanying transfers of funds, in order to allow basic information to be immediately available to the authorities responsible for combating money laundering and terrorist financing.

Applicable in stages as of September 2007, the Data Retention Directive will require electronic communications providers to store data on phone-calls, e-mails and Internet use for a period between 6 and 24 months to help track down terrorism and organised crime.

In the field of Company Law and Corporate Governance, the two main guiding principles for EU legislative actions are to improve transparency and empower shareholders. Soft law instruments have been used to promote good corporate governance (e.g. corporate governance codes). To improve transparency in company accounts, the European Commission adopted recommendations on Directors’ Remuneration and role of non-executive or supervisory directors with a view to improving the on-going disclosure requirements for listed companies. In order to restore credibility of financial reporting and to enhance protection against the type of scandals involving Parmalat and Ahold, the Directive on statutory audit (2006/43) designed to strengthen corporate governance and auditor responsibilities was adopted and should be implemented into national law by June 2008. It aims at reinforcing and harmonising the statutory audit function throughout the EU by setting out principles for public supervision in all Member States. It also introduces a requirement for external quality assurance and clarifies the duties of statutory auditors. In June 2006, the EU adopted a Directive (2006/46) which amends existing Accounting Directives to ensure collective board members responsibility and more disclosure on related-parties transactions, off-balance sheet vehicles and corporate governance. The Second Company Law Directive (2006/68) covering the formation, maintenance and alteration of capital was amended in September 2006 in order for public limited companies to take certain measures affecting the size, structure and ownership of their capital. Finally, the European Commission has presented in January 2006 a proposal on the exercise of shareholders’ rights, which mainly seeks to abolish share blocking, improve the flow and transparency of the information and remove all legal obstacles to electronic participation in general meetings. This new Directive on shareholders rights is expected to be adopted by the Council in the third quarter of 2007.

8.5.2	Regulation in the United States

ABN AMRO Group operations in the United States are subject to extensive regulation and supervision by both federal and state banking authorities. ABN AMRO Bank is a bank holding company within the meaning of the U.S. Bank Holding Company Act of 1956, which restricts its non-banking activities in the United States. However, ABN AMRO elected to become a financial holding company on 11 March 2000.

8.5.3	Regulation in the rest of the world

ABN AMRO Group operations elsewhere in the world are subject to regulation and control by local supervisory authorities, and its offices, branches and subsidiaries in such jurisdictions are subject to certain reserve, reporting and control and other requirements imposed by the relevant central banks and regulatory authorities.

8.6	Acquisitions and Disposals
The principal investments effected by ABN AMRO in the three financial years preceding the date of this document are set out below.

•	On 2 January 2006, ABN AMRO acquired a controlling interest in Antonveneta in order to increase its mid-size footprint, and accelerate the existing partnership that gives access to the large Italian banking sector and the customer base of Antonveneta. The Group paid EUR 26.50 per share for Antonveneta, representing a total consideration of EUR 7,499 million for 79.9 million shares of Antonveneta from Banca Popolare Italiana, which resulted in the ABN AMRO Group acquiring a controlling 55.8 percent share. Following purchases of shares in the open market, a public offering and the exercise of the ABN AMRO Group’s right under Italian law to acquire minority share holdings, ABN AMRO now owns 100 percent of the outstanding share capital of Antonveneta.

The principal disposals effected by ABN AMRO in the three financial years preceding the date of this document are set out below.

•	LaSalle

On 23 April 2007, ABN AMRO announced the sale of LaSalle to Bank of America. Further details can be found in Section 6.9.2 (The Sale of LaSalle).

•	US mortgages

On 1 March 2007, ABN AMRO disposed of ABN AMRO Mortgage Group Inc., its US-based residential mortgage broker origination platform and servicing business, to Citigroup. ABN AMRO Mortgage Group, Inc. had net assets of approximately USD 9 billion, of which approximately USD 3 billion were mortgage servicing rights associated with its USD 224 billion mortgage servicing portfolio. The decision to sell the business was part of the ABN AMRO Group’s strategy to streamline its activities and to align them around its mid-market commercial and consumer clients. The total net gain on the sale of ABN AMRO Mortgage Group, Inc. was USD 97 million. Further details can be found in Section 17.2 (Notes to the balance sheet and profit and loss accounts of the financial year 2006).

•	Kereskedelmi és Hitelbank Rt

In May 2006, ABN AMRO completed the sale of its 40% participation in Kereskedelmi és Hitelbank Rt of Hungary for a consideration of EUR 510 million to KBC Bank. The profit recognised on the sale included in other operating income was EUR 208 million.

•	Bouwfonds non-mortgage

On 1 December 2006, ABN AMRO disposed of the property development and management activities of its Bouwfonds subsidiary. The Bouwfonds Property Development, Bouwfonds Asset Management, Bouwfonds Fondsenbeheer, Rijnlandse Bank and Bouwfonds Holding were sold to Rabobank for a cash consideration of EUR 852 million and the Bouwfonds Property Finance activities were sold to SNS Bank for a cash consideration of EUR 825 million. The total net gain on the sale of Bouwfonds amounted to EUR 338 million.

•	LeasePlan Corporation

In November 2004, ABN AMRO sold LeasePlan Corporation of The Netherlands for a net profit of EUR 844 million (under Dutch GAAP) to a consortium of investors led by Volkswagen Group.

8.7	Current Trading, Trends and Prospects

8.7.1	Results first half 2007
In the first half of 2007 ABN AMRO delivered strong operating performance. The increase in profitability is the result of a significant improvement in the operating performance as delivered on the three key themes of growth efficiency and the acceleration of the action plan. This performance is underpinned by the breadth and depth of its global banking business which provides an established platform for developing further growth. ABN AMRO operating profit before tax increased 4 per cent. to EUR 2,098 million. Continuing earnings per share decreased 1 per cent. to EUR 0.87 and the interim dividend will increase 5.5 per cent. to EUR 0.58 per share.
The ABN AMRO unaudited interim consolidated financial statements for the six months ended and as at 30 June 2007 are set out in Section 17.4 (Interim Financial Statements for the six months ended 30 June 2007).

8.7.2	Investigation
As disclosed on 26 April 2007, the United States Department of Justice has been conducting a criminal investigation into the Bank’s dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. The Bank has cooperated and continues to cooperate fully with the investigation. Although no written agreement has yet been reached and negotiations are ongoing, the Bank has reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation.
Under the terms of the agreement in principle, the Bank and the United States would enter into a deferred prosecution agreement relating to the issues that are the subject of the current criminal investigation. In the deferred prosecution agreement, the Bank would waive indictment and agree to the filing of an information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. The Bank would also agree to continue cooperating in the United States’ ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of USD 500 million. The precise terms of the deferred prosecution agreement are still under negotiation.
In consideration for the foregoing provisions, as well as the Bank’s extensive remedial actions to date and its willingness to demonstrate future good conduct and full compliance with all applicable federal laws, the United States would recommend to the United States District Court that the prosecution of the Bank under the information be deferred for a fixed period. At the end of that fixed period, provided the Bank is in full compliance with all of its obligations under the deferred prosecution agreement, the United States would seek dismissal with prejudice of the information filed against the Bank. The precise terms of the deferred prosecution agreement and agreed factual statement are still under negotiation.

8.8	Directors and Senior Management
ABN AMRO Holding N.V. and ABN AMRO Bank N.V. are public companies with limited liability incorporated under the laws of The Netherlands. Both companies have a two-tier system of corporate governance, consisting of a Supervisory Board and a Managing Board. The day-to-day management of the companies is vested with the Managing Board.
The memberships of the Supervisory Boards of ABN AMRO and ABN AMRO Bank are the same, as are the memberships of the Managing Boards of ABN AMRO and ABN AMRO Bank.

8.8.1	ABN AMRO Supervisory Board

ABN AMRO Supervisory Board supervises the policy conducted by the Managing Board, as well as the ABN AMRO’s general course of affairs and its business. In addition, it is charged with assisting and advising management. Certain powers are vested with the Supervisory Board, including the approval of certain resolutions by the Managing Board.

The Supervisory Board is independent from the Managing Board. Members of the Supervisory Board are appointed by the General Meeting of Shareholders. The Supervisory Board nominates one or more candidates for each vacant seat.

Supervisory Board members are appointed for a term of four years and may be re-appointed after that term. Members of the Supervisory Board may serve a maximum term of 12 years from the date of their first appointment.

All current members of the Supervisory Board qualify as independent, within the meaning of the Dutch Corporate Governance Code.

The Chairman and Vice-Chairman are appointed by the ABN AMRO Supervisory Board from among its members. The ABN AMRO Supervisory Board also appoints from its members the Audit Committee of at least four members, the Nomination & Compensation Committee of at least three members and the Compliance Oversight Committee of at least three members. The committee members are appointed until further notice.

The composition of the Supervisory Board of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. is as follows:

Board member	Principal Occupation(s)

Arthur Martinez, Chairman	Former Chairman and CEO, Sears, Roebuck and Co. Inc., Chicago
Andre Olijslager, Vice Chairman	Former Chairman, Management Board of Royal Friesland Foods NV
David Baron de Rothschild	Senior partner Rothschild & Cie. Banque.
Rob van den Bergh	Former Chairman of Executive Board & CEO of VNU N.V.
Gert-Jan Kramer	Former Chairman of Fugro N.V.
Trude Maas-de Brouwer	Former President of Hay Vision Society
Ana María Llopis Rivas	Founder and former CEO of Open Board
Marcus Pratini de Moraes	Former Minister of Agriculture, Lifestock and Food Supply for Brazil
Gerhard Randa	Executive Vice President of Magna International Inc.
Anthony Ruys	Former Chairman of Executive Board of Heineken N.V.
Paolo Scaroni	CEO, ENI S.p.A., Rome, Italy
Lord Sharman of Redlynch	Former Chairman of KPMG International, London, UK

8.8.2	Managing Board

The members of the ABN AMRO Managing Board collectively manage ABN AMRO and are responsible for its strategy, structure and performance. The members are appointed by a General Meeting of ABN AMRO Shareholders. The ABN AMRO Supervisory Board is responsible for nominating candidates for each vacant seat.

The composition of the Managing Board of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. is as follows:

Board member	Principal Responsibilities as of 1 August 2007

Rijkman Groenink, Chairman	Chairman of the Managing Board, Group Corporate Development, Group Audit, Group Compliance & Legal, Group Human Resources
Huibert Boumeester	Chief Financial Officer, Group Finance, Group Risk Management, Investor Relations, Group Communications, Strategic Decision Support (SDS)
Wilco Jiskoot	BU Netherlands, BU Private Clients, BU Global Clients, BU Asset Management
Joost Kuiper	BU North America, Chairman Group Business Committee
Piero Overmars	BU Asia, BU Europe, BU Global Markets, Chairman Commercial Client Segment, Antonveneta
Ron Teerlink	BU Latin America, BU Transaction Banking, Services, Market Infrastructure, Chairman Consumer Client Segment

8.9	Shareholdings of the members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board as at 30 July 2007

		Number of options
	Number of ABN AMRO	for ABN AMRO
ABN AMRO Managing Board	Ordinary Shares	Ordinary Shares

R.W.J. Groenink	87,062	684,789
H.G. Boumeester	85,168	213,372
W.G. Jiskoot	69,679	410,011
J.Ch.L. Kuiper	72,668	410,011
P.S. Overmars	41,590	293,372
R. Teerlink	35,615	312,403
Total	391,782	2,323,958

Number of ABN AMRO
ABN AMRO Supervisory Board	Ordinary Shares

A.C. Martinez	3,000
A.A. Olijslager	3,221
R.F. Van den Bergh	13,112
M.V. Pratini de Moraes	5,384
A. Ruys	2,898
P. Scaroni	18,451
Total	46,066
At the date of this Offer Memorandum, no options for ABN AMRO Ordinary Shares are held by any of the other members of the ABN AMRO Boards.
The undertakings by the members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board to tender all ABN AMRO Ordinary Shares held by them under the Offer were subject to their recommendation of the Offer not having been revoked and these undertakings have therefore lapsed following the revocation of the recommendation of the Offer by the ABN AMRO Boards on 30 July 2007.

8.10	ABN AMRO Shares Price Trend

8.11	Major Shareholders
The Dutch Act on the Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (the “Disclosure Act”) came into effect on 1 October 2006 with respect to the notification requirements for investors. The Act was subsequently included in the new Financial Supervision Act, which came into effect on 1 January 2007.
The Disclosure Act replaces the Act on the Disclosure of Major Holdings in Listed Companies 1996 and implements a number of provisions of the EU Transparency Directive in Dutch law. The Disclosure Act aims to increase the transparency of interests held in a company which is admitted to trading on a regulated market and simplify the procedure for notifying such interests. The Disclosure Act requires an investor to notify the AFM upon actively reaching or crossing a threshold in respect of its shareholding or voting rights, as a result of the acquisition or disposal of shares. The applicable thresholds will be 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. The term ‘shares’ includes also depositary receipts and options and other tradable securities in respect of shares and depositary receipts. The investor also has a duty to notify the AFM upon passively reaching or crossing a threshold in the event that this results from a change in an issuer’s capital or voting rights. The AFM will facilitate timely filings by offering an alerting service to notify investors of any changes made by the issuer in its outstanding capital or voting rights.
Based on notices received by the AFM pursuant to the Disclosure Act, the table below sets out the shareholder structure of ABN AMRO as at 30 July 2007. Those disclosures may differ from the actual interests of the relevant shareholders as at such date, as a result of the threshold system. Under the Disclosure Act, no shareholder has reported total voting rights in ABN AMRO of more than 5%.

	Total	Directly real	Directly potential	Indirectly real	Indirectly potential

	%
ING Groep N.V.
Capital interest	9.97	—	—	9.97	—
Voting rights	2.19	—	—	1.93	0.26
UBS AG
Capital interest	2.85	2.48	0.36	—	0.01
Voting rights	4.81	4.18	0.61	0.01	0.02
Eureko B.V.
Capital interest	5.35	—	—	5.35	—
Voting rights	0.74	—	—	0.74	—
Aviva plc
Capital interest	7.88	0.20	—	7.68	—
Voting rights	1.11	0.34	—	0.74	0.03
AEGON N.V.
Capital interest	5.98	—	—	5.98	—
Voting rights	0.29	—	—	0.06	0.23
Kempen Capital Management N.V.
Capital interest	6.23	6.23	—	—	—
Voting rights	0.25	0.25	—	—	—
The Foundation
Capital interest	41.42	41.42	—	—	—
Voting rights	1.58	1.58	—	—	—
Fortis Utrecht N.V.
Capital interest	7.31	—	—	7.31	—
Voting rights	0.82	—	—	0.82	—
ING Groep N.V. notified its interest as referred to above on 2 July 2007. UBS AG notified its interest as referred to above on 10 May 2007. Eureko B.V., Aviva plc, AEGON N.V., Kempen Capital Management N.V., the Foundation and Fortis Utrecht N.V. notified their interest as referred to above on 1 November 2006.
The institutions listed in the table below reported holdings of DR Preference Shares. The figures reflect the number of DR Preference Shares held as well as the holdings as a percentage of the total outstanding DR Preference Shares at 31 December 2006, respectively.

	Number of DR	Percentage of DR
	Preference Shares	Preference Shares

ING Groep N.V.	291,692,888	21.29
Aviva plc	239,409,452	17.48
Fortis Utrecht N.V.	230,833,376	16.85
Kempen Capital Management Ltd.	205,789,464	15.02
Aegon N.V.	196,347,872	14.33
Eureko B.V.	166,000,000	12.12
DR Preference Shares are issued by the Foundation. The Foundation held 1,369,815,864 preference shares, 100% of the outstanding preference shares, at year end 2006. Although the Foundation holds preference shares representing 100% of the total capital of the newly issued financing preference capital on the basis of nominal issued share capital outstanding on 31 December 2006, the actual voting power that can be exercised on the (depositary receipts of) preference shares is approximately 1.58% of our total issued capital.

Foundation
The Foundation is a non-membership organisation, i.e. an entity without shareholders or other members that is similar to a trust or foundation, with a self-appointed Board, organised under the laws of the Netherlands. At 31 December 2006, the members of the Board of the Foundation were:

Name	Occupation

J.H. Ubas (Chairman)	Former Investment Manager of ING Groep N.V.
J.M. Overmeer	Member of the Managing Board of Aegon Nederland N.V.
C.W.H. Bruggemann	Former Managing Director Corporate Finance of ABN AMRO Bank N.V.
None of the members of the Board of the Foundation have any managerial or other material relationship with ABN AMRO or its subsidiaries or other Group companies.

9.	INFORMATION ON THE OFFEROR
The selected historical financial information in relation to Barclays in this Section 9 has, unless otherwise stated, been extracted without material adjustment from the unaudited consolidated interim financial information of Barclays for the six months as at and for the period ended 30 June 2007 and the audited financial statements of Barclays as at and for the two years ended 31 December 2006 and 31 December 2005 each prepared in accordance with IFRS as filed with the SEC on Form 20-F, incorporated by reference into the Barclays Prospectus. The 31 December 2005 financial statements include restated IFRS comparative information as at and for the year ended 31 December 2004.
On 19 June 2007 Barclays announced certain changes to its group structure and divisional reporting and disclosed unaudited restatements of its 2006 and 2005 segmental results and the financial information contained in Part IV of the Barclays Prospectus for 2006 and 2005 reflect these unaudited statements.
Investors should read the whole of this document and the documents incorporated herein by reference and should not just rely on the financial information set out in this Section 9.

9.1	Introduction
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. It is one of the largest financial services companies in the world by market capitalisation. Barclays operates in over 50 countries and employs 127,700 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide.
For the year ended 31 December 2006, the Barclays Group’s profit before tax was GBP 7,136 million, earnings per share were 71.9p, and dividends per share were 31.0p. As at 31 December 2006, ordinary shareholders equity was GBP 19,799 million.

9.2	History
Tracing its origins to 17th century London, Barclays has evolved from a group of English partnerships into a global bank.
In 1981, Barclays became the first foreign bank to register with the SEC and raise long-term capital on the New York market. Barclays created its investment banking division in 1986, which has since developed into Barclays Capital. In 1995, Barclays purchased the fund manager Wells Fargo Nikko Investment Advisers, which was integrated with BZW Investment Management to form Barclays Global Investors, a business that has become a significant contributor to group profits.
Woolwich plc, a UK mortgage bank and former building society founded in 1847, was acquired in 2000. In 2003 Barclays completed the acquisition of Banco Zaragozano, one of Spain’s largest private sector banking groups, and in 2005 Barclays acquired a majority shareholding in Absa, South Africa’s largest retail bank.

9.3	Corporate Structure
Barclays PLC, the Barclays Group parent company, owns 100 percent of Barclays Bank through which substantially all of the Barclays Group’s business is transacted. A list of the Group’s principal subsidiaries, which are considered by Barclays to have a significant effect on the assessment of the assets and liabilities, the financial position and the profits and losses of the Barclays Group, are set out in paragraph 11 of Part XII (Additional Information) of the Barclays Prospectus.
Following the Settlement Date, ABN AMRO Bank N.V. will become an indirect subsidiary of Barclays. Further information on ABN AMRO is set out in Section 8 (Information regarding ABN AMRO) of this Offer Memorandum.

9.4	Business Overview
The Barclays Group reports the results of its operations through seven business segments: UK Banking, Barclaycard, International Retail and Commercial Banking (together forming Global Retail and Commercial Banking), Barclays Capital, Barclays Global Investors, Barclays Wealth, (together forming Investment Banking and Investment Management) and Head Office functions and other operations.

On 19 June Barclays announced certain changes in its Group structure and divisional reporting on its 2006 and 2005 results. A review has been carried out of the operating constructs between UK Retail Banking, International Retail and Commercial Banking excluding Absa and Barclays Wealth with the aim to expand the client offering in both savings and investment products across the whole Group. The structure remains unchanged for UK Business Banking, International Retail and Commercial Banking — Absa, Barclays Capital, Barclays Global Investors and Head Office and other operations.
The restatements have no impact on the Group Income Statement or Balance Sheet.
The organisational structure of the Barclays Group is summarised below.
UK Banking
UK Banking delivers banking solutions to UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Barclays Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.
UK Retail Banking
UK Retail Banking comprises Personal Customers, Home Finance, Local Business, Consumer Loans and Barclays Financial Planning. This cluster of businesses aims to build broader and deeper relationships with customers. Personal Customers and Home Finance provide access to current account and savings products, Woolwich branded mortgages and general insurance. Consumer Loans provides unsecured loans and protection products and Barclays Financial Planning provides investment advice and products. Local Business provides banking services to small businesses.

UK Business Banking
UK Business Banking provides relationship banking to Barclays larger and medium business customers in the UK. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Barclays Group, particularly Barclays Capital and Barclaycard. UK Business Banking provides asset financing and leasing solutions through a specialist business.
Barclaycard
Barclaycard is a multi-brand credit card business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe’s leading credit card businesses and has an increasing presence in the U.S.
In the UK, Barclaycard comprises Barclaycard, SkyCard and FirstPlus secured lending.
Outside the UK, Barclaycard provides credit cards in the U.S., Germany, Spain, Italy, Portugal, Africa, India and the United Arab Emirates. In the Nordic region, Barclaycard operates through Entercard, a joint venture with FöreningsSparbanken (Swedbank).
Barclaycard works closely with other parts of the Barclays Group, including UK Retail Banking, UK Business Banking and International Retail and Commercial Banking, to leverage their distribution capabilities.
International Retail and Commercial Banking
International Retail and Commercial Banking provides Barclays personal and corporate customers outside the UK with banking services. The products and services offered to customers are tailored to meet the regulatory and commercial environments within each country. From 2005, for reporting purposes, the operations have been grouped: International Retail and Commercial Banking-excluding Absa and International Retail and Commercial Banking-Absa.
International Retail and Commercial Banking works closely with all other parts of the Barclays Group to optimise synergies from product and service propositions.
International Retail and Commercial Banking-excluding Absa
International Retail and Commercial Banking-excluding Absa provides a range of banking services to retail and corporate customers in Western Europe and Emerging Markets, including current accounts, savings, investments, mortgages and loans. Western Europe includes Spain, Portugal, France and Italy. Emerging Markets includes Africa, India and the Middle East.
International Retail and Commercial Banking-Absa
International Retail and Commercial Banking-Absa represents Barclays consolidation of Absa, excluding Absa Capital which is included as part of Barclays Capital. Absa is one of South Africa’s largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. International Retail and Commercial Banking-Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services; it also offers customised business solutions for commercial and large corporate customers.
Barclays Capital
Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.
Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credit, as well as hybrid capital products, asset based finance, mortgage backed securities, credit derivatives, structured capital markets and large asset leasings; and Private Equity. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Barclays Group to maximise synergies from client relationships and product capabilities.
Barclays Global Investors
BGI is one of the world’s largest asset managers30 and a leading global provider of investment management products and services.
BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is a leader in assets and products in the exchange traded funds business, with over 290 funds for institutions and individuals trading in nineteen markets globally. BGI’s investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and optimise capabilities to better serve the client base.
Barclays Wealth
Barclays Wealth serves affluent, high net worth and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring, financial planning services and manages the closed life assurance activities of Barclays and Woolwich in the UK.
Barclays Wealth works closely with all other parts of the Barclays Group to maximise synergies from client relationships and product capabilities.
Head office functions and other operations
Head office functions and other operations comprise:

•	Head office and central support functions

•	Businesses in transition

•	Consolidation adjustments.
Head office and central support functions comprises the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.
Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets.
Consolidation adjustments largely reflect the elimination of intra-segment transactions.

9.5	Key Businesses and Geographic Regions
Barclays is a global provider of financial and banking services in the following principal markets: financial services, corporate banking and retail banking.

Retail banking
Retail banking comprises a variety of banking products and services provided to households/individuals, including deposit and account services (current accounts, savings accounts, cash deposits, cheque collection, ATM services, credit transfer, direct debit, standing orders, cheques etc.), lending (personal loans, consumer credit, overdraft facilities etc.), payment cards, mortgages, investment products (mutual funds, pension funds, and security brokerage and custody services) and insurance (reinsurance, life insurance and non-life insurance).

30	Source: Global Investor, ‘Top 100 Largest Asset Managers’, Q3 2006.

Barclays has activities in retail banking in numerous jurisdictions worldwide, for example in Denmark, France, Germany, Greece, Ireland, Italy, Portugal, Spain, Sweden, the UK, Hong Kong, Singapore, and several African jurisdictions including South Africa, Kenya, Tanzania, Zambia and Zimbabwe. In the EU, Barclays is predominantly active in the UK, France and Spain.
In all jurisdictions, Barclays faces and will continue to face strong competition from other retail banks and stand-alone providers.

Corporate banking
The corporate banking sector comprises a broad range of domestic corporate banking activities offered to sophisticated, largely global, corporate clients; banking for the public sector; and international credits to (largely global) public companies. The services offered by Barclays include deposit accounts, loans, international payments and letters of credit.
Barclays has activities in corporate banking in various jurisdictions worldwide, including France, Italy, Portugal, Spain, the UK, Hong Kong, India, South Africa, Kenya, Mauritius, Tanzania, Zambia and Zimbabwe.
Another element of the corporate banking sector is small and medium enterprise (SME) banking, i.e. banking services offered to small and medium-sized enterprises. SME banking comprises current accounts, deposit accounts, loans and mortgages. Barclays offers banking services to SMEs in various jurisdictions worldwide, including France, Italy, Portugal, Spain, the UK, India, United Arab Emirates, South Africa, Kenya, Tanzania, Zambia and Zimbabwe.
In the EU, Barclays is predominantly active in the UK. Competition for corporate banking customers, including SMEs, is intense in the UK, with competition from established large banks and increasingly from smaller banks which are targeting customers and growing the level of their SME activities.
Financial services
Financial services include, amongst other things, activities relating to the trading in government and corporate bonds, equities and derivatives, asset management, and trading in foreign exchange and money markets. In addition, Barclays also has activities in investment banking (which includes acquisitions and disposals, initial public offerings, arranging new issues of stocks and bonds and project finance) and private equity investment.
Barclays has financial services activities in, among others, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, the UK, Switzerland, Brazil, Canada, Mexico, USA, Australia, China, Japan, Singapore, South Korea, Taiwan, Thailand, Dubai, Qatar, and South Africa.
The global financial services sectors in which Barclays operates are highly competitive. Innovative competition for corporate institutional and retail clients and customers comes both from established players and an increasing number of new entrants. Customers of financial services are sophisticated and, to an extent, are themselves entering the sector. The global landscape is expected to remain highly competitive in all areas.
Summary total income net of insurance claims by business and geographic region

A summary of total income net of insurance claims, under IFRS, for the three financial years ended 31 December 2006 by business segment and geographic region is set out in the table below.

For the year ended 31 December	2006[31]	2005[32]	2004[33]

	(£ millions)
By business
GRCB	12,504	10,451	8,730
UK Banking	6,741	6,236	5,449
Barclaycard	2,514	2,299	2,394
International Retail and Commercial Banking	3,249	1,916	887
IBIM	9,092	6,857	5,338
Barclays Capital	6,267	4,505	3,518
Barclays Global Investors	1,665	1,318	893
Barclays Wealth	1,160	1,034	837
Barclays Wealth — closed life assurance activities	—	—	90
Head office functions and other operations	(1)	25	40

Total	21,595	17,333	14,108

By geography
UK	12,154	10,697	9,830
Other European Union	2,882	1,995	1,793
U.S	2,840	2,421	1,551
Africa	2,791	1,445	348
Rest of the World	928	775	586

Total	21,595	17,333	14,108

[31]	The numbers for 2006 and 2005 were extracted from the Barclays Group unaudited structure and divisional reporting changes announcement made on 19 June 2007. These changes are due to a realignment of the management and delivery of certain products and services. These adjustments have no impact on the group income statement or balance sheet. A reconciliation of these changes to the previous published information can be found in paragraph 15.4 of Part XI (Additional Information) of the Barclays Prospectus.

[32]	The numbers for 2006 and 2005 were extracted from the Barclays Group unaudited structure and divisional reporting changes announcement made on 19 June 2007. These changes are due to a realignment of the management and delivery of certain products and services. These adjustments have no impact on the group income statement or balance sheet. A reconciliation of these changes to the previous published information can be found in paragraph 15.4 of Part XI (Additional Information) of the Barclays Prospectus.

[33]	The numbers for 2004 have not been updated to reflect the group structure and divisional reporting changes announced on 19 June 2007.

9.6	Regulation
The Barclays Group’s operations, including its overseas offices, branches, subsidiaries and associates, are subject to rules and regulations, including reserve and reporting requirements and conduct of business requirements, imposed by the relevant central banks and regulatory authorities.
In the UK, the FSA is the independent body responsible for the regulation of deposit taking, life insurance, home mortgages, general insurance and investment business. The FSA was established by the Government and it exercises statutory powers under the Financial Services and Markets Act 2000.
Barclays Bank PLC is authorised by the FSA to carry on a range of regulated activities within the UK and is subject to consolidated supervision. In its role as supervisor, the FSA seeks to ensure the safety and soundness of financial institutions with the aim of strengthening, but not guaranteeing, the protection of customers. The FSA’s continuing supervision of financial institutions authorised by it is conducted through a variety of regulatory tools, including the collection of information from statistical and prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy.
The FSA adopts a risk-based approach to supervision. The starting point for supervision of all financial institutions is a systematic analysis of the risk profile for each authorised firm. The FSA has adopted a homogeneous risk, processes and resourcing model in its approach to its supervisory responsibilities (known as the ARROW model) and the results of the risk assessment are used by the FSA to develop a risk mitigation programme for a firm. The FSA also promulgates requirements that banks and other financial institutions are required to meet on matters such as capital adequacy limits on large exposures to individual entities and groups of closely connected entities, and liquidity. Certain of these requirements derive from EU directives as described below. Banks, insurance companies and other financial institutions in the UK are subject to a single financial services compensation scheme (the Financial Services Compensation Scheme) where an authorised firm is unable or is likely to be unable to meet claims made against it because of its financial circumstances. Different levels of compensation are available to eligible claimants depending upon whether the protected claim is in relation to a deposit, a contract of insurance or protected investment business and certain types of claims are subject to maximum levels of compensation. Most deposits made with branches of Barclays Bank PLC within the European Economic Area (EEA) which are denominated in Pound Sterling or other EEA currencies (including the Euro) are covered by the Scheme. Most claims made in respect of designated investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member state. Outside the UK, the Barclays Group has operations (and main regulators) located in continental Europe, in particular France, Germany, Spain, Switzerland, Portugal and Italy (local central banks and other regulatory authorities); Asia Pacific (various regulatory authorities including the Hong Kong Monetary Authority, the Financial Services Agency of Japan, the Australian Securities and Investments Commission and the Monetary Authority of Singapore); Africa (various regulatory authorities including the South African Reserve Bank and the Financial Services Board) and the U.S. (the Board of Governors of the Federal Reserve System (“FRB”), the Office of the Comptroller of the Currency (“OCC”) and the SEC).
In Europe, the UK regulatory agenda is considerably shaped and influenced by the directives emanating from the EU. A number of EU directives are currently being implemented, for example the Capital Requirements Directive, the Third Money Laundering Directive and the Markets in Financial Instruments Directive (“MiFID”). These form part of the European Single Market programme, an important feature of which is the framework for the regulation of authorised firms. This framework is designed to enable a credit institution or investment firm authorised in one EU member state to conduct banking or investment business through the establishment of branches or by the provision of services on a crossborder basis in other member states without the need for local authorisation.
Barclays operations in Europe are authorised and regulated by a combination of both home (the FSA) and host regulators. Barclays operations in South Africa, including Absa Group Limited, are supervised and regulated by the “SARB” and the “FSB”. SARB oversees the banking industry and follows a risk-based approach to supervision whilst the FSB oversees the non-banking financial services industry and focuses on enhancing consumer protection and regulating market conduct.
In the U.S., Barclays, Barclays Bank PLC, and certain U.S. subsidiaries and branches of the Bank are subject to a comprehensive regulatory structure involving numerous statutes, rules and regulations. Barclays branch operations in New York and Florida are licensed by, and subject to regulation and examination by, their respective licensing authorities, the New York State Banking Department and the Florida Office of Financial Regulation. Barclays Global Investors, NA is a federally-chartered trust company subject to regulation and examination by OCC. Barclays Bank Delaware is subject to regulation and examination by the Federal Deposit Insurance Corporation and the Delaware State Banking Commissioner. In addition, the FRB is the primary U.S. federal regulator for the New York and Florida branch operations and also exercises regulatory authority over Barclays other U.S. operations. The regulation of Barclays U.S. branches and subsidiaries imposes restrictions on the activities of those branches and subsidiaries. In addition to the direct regulation of Barclays U.S. banking offices, Barclays U.S. operations subject Barclays to regulation by the FRB under various laws, including the International Banking Act of 1978 and the Bank Holding Company Act of 1956 (BHC Act). Barclays, Barclays Bank PLC and Barclays Group U.S. Inc. are bank holding companies registered with the FRB as well as financial holding companies under the BHC Act. Financial holding companies may engage in a broader range of financial and related activities than are permitted to banking organisations that do not maintain financial holding company status, including underwriting and dealing in all types of securities. To maintain the financial holding company status of each of Barclays, Barclays Bank PLC and Barclays Group U.S. Inc., Barclays Bank PLC is required to meet or exceed certain capital ratios and to be deemed to be “well managed”. Barclays Bank Delaware must also meet certain capital requirements, be deemed to be “well managed” and must have at least a “satisfactory” rating under the Community Reinvestment Act of 1977.
A major focus of U.S. governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with U.S. economic sanctions. Regulations applicable to U.S. operations of Barclays Bank PLC and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to ensure compliance with U.S. economic sanctions against designated foreign countries, nationals and others. Failure of a financial institution to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanction compliance could have serious legal and reputational consequences for the institution.
Another recent focus of U.S. governmental policy relating to the financial services sector generally has been on disclosure and sales practices relating to the sector’s subprime mortgage and other lending. Barclays investment banking operations are subject to regulations that cover all aspects of the securities business, including:

•	Trade practices among broker-dealers

•	Capital structure

•	Record-keeping

•	The financing of customers’ purchases

•	Procedures for compliance with U.S. securities law
Barclays Capital Inc. and the other subsidiaries that conduct these operations are regulated by a number of different government agencies and self-regulatory organizations, including the SEC and the NASD. These regulators have available a variety of sanctions, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the entity or its directors, officers or employees.
On 30 May 2007, pursuant to a settlement reached between the SEC and Barclays Bank. The SEC instituted an action against Barclays in the United States District Court for the Southern District of New York. The SEC’s action concerned certain purchases and sales of debt securities during 2002-2003 by a single proprietary trading desk at Barclays while desk personnel were serving on various bankruptcy committees. Barclays had independently addressed the practices, policies and procedures at issue in 2003, prior to the commencement of the SEC investigation that led to this action. Barclays no longer employs the trader named as a defendant in the SEC complaint. In settlement of the action, Barclays consented to the entry of a final judgment without admitting or denying any of the allegations contained in the complaint. Under the terms of the consent judgment, Barclays will pay USD 10.9 million in disgorgement, prejudgment interest, and civil monetary penalties to the SEC. In addition, the final judgment will include an injunction against violations of Section 17(a) of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. At the time that the action was instituted against Barclays, the SEC also granted relief to Barclays from certain potential collateral consequences of the final judgment.
Barclays subsidiaries in the U.S. are also subject to regulation by applicable federal and state regulators of their activities in the asset management, investment advisory, mutual fund and mortgage lending businesses.

9.7	Acquisitions and Disposals
The principal investments effected by the Barclays Group in the three financial years preceding the date of this document are set out below.

•	On 9 May 2005, Barclays announced the terms of a recommended acquisition of a majority stake in Absa. The total consideration for the acquisition was GBP 2.7 billion. Barclays has consolidated Absa from 27 July 2005.
The principal disposals effected by the Barclays Group in the three financial years preceding the date of this document are set out below.

•	On 4 April 2007, Barclays announced the disposal of part of the Monument credit card portfolio and associated servicing capabilities to CompuCredit International Acquisition Corporation and CompuCredit UK Limited, which are both subsidiaries of CompuCredit Corporation for a consideration of approximately USD 390 million.

•	On 22 December 2006, Barclays disposed of 599.4 million ordinary shares representing its 43.7 percent shareholding in FirstCaribbean International Bank to Canadian Imperial Bank of Commerce for USD 989 million.

•	On 31 December 2006, Barclays disposed of certain vendor finance businesses in the United Kingdom and Germany to CIT Group Inc. The gross assets sold amounted to approximately GBP 1.1 billion as at 30 June 2006.
The principal current and future investment of the Barclays Group is the proposed merger with ABN AMRO pursuant to the terms of the Merger described in Section 5 (Invitation to ABN AMRO Shareholders) of this Offer Memorandum. Other than the proposed Merger, Barclays has not made any firm commitment to effect any other significant investment.

9.8	Current Trading, Trends and Prospects
Barclays made good progress on all key strategy priorities and delivered another very strong set of results for shareholders. Double-digit growth in earnings and dividends reflects an outstanding performance from Barclays capital, good profit growth in UK Banking, an improvement in UK unsecured impairment and strong investment cross the business.
Barclays profit before tax increased 12 per cent. to £4,101 million. Earnings per share increased 14 per cent. to 41.4 pence and the interim dividend will increase 10 per cent. to 11.5 pence per share.
The full Barclays unaudited interim results announcement for the six months ended 30 June 2007 (the “Barclays PLC Interim Results Announcement”) was published on 2 August 2007.

9.9	Barclays Shares Price Trend

9.10	Major Shareholders
In so far as it is known to the Offeror as at 30 July 2007 (the latest practicable date prior to the publication of this document), the interests, direct or indirect, of persons in the issued ordinary share capital of the Offeror which are notifiable under English law were as follows:

			Percentage of total
			voting rights attached to
Shareholder	Number of voting rights		the issued share capital

Lloyds TSB Group PLC	115,517,454	(Direct)	1.766%
	228,437,740	(Indirect)	3.493%
Legal & General Group PLC	242,312,850		3.7%

As at 30 July 2007, being the latest practicable date prior to the publication of this document, Barclays was not aware of any person or persons who directly or indirectly, jointly or severally, exercise or could exercise control over Barclays nor is it aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Barclays.
None of Barclays major shareholders has or will have different voting rights attached to the Barclays Annex I, 18.2 Ordinary Shares they hold. As at 30 July 2007, being the latest practicable date prior to the publication of this document, and in so far as is known to Barclays, the following persons will have interests in the issued share capital of Barclays when the Merger becomes Effective which are notifiable under English law. This is based on the assumption that the holdings of such persons in Barclays and ABN AMRO as at 30 July 2007 do not change the Unconditional CDB Shares, and the Unconditional Temasek Shares and the Clawback Shares are issued on or shortly before the Settlement Date, the Share Buy-back Programme has been implemented in full the maximum number of New Barclays Ordinary Shares will be issued in connection with the Merger and that no other issues of Barclays Shares or ABN AMRO Shares occur between the date of publication of this document and the Effective Date:

Shareholder	Number of voting rights	Percentage of total voting rights
China Development Bank	783,149,210	6.8

10.	FURTHER DECLARATIONS PURSUANT TO THE DUTCH PUBLIC OFFER RULES
In addition to the other statements set out in this Offer Memorandum, the Offeror with regard to subject (ii) and the Offeror and the ABN AMRO Managing Board jointly with regard to subjects (i), (iii) and (iv), hereby declare as follows:

(i)	There have been consultations between the Offeror and ABN AMRO regarding the Offer, which have resulted in agreement regarding the Offer, the consideration per ABN AMRO Ordinary Share, the consideration per ABN AMRO ADS, the consideration per DR Preference Share and the consideration per Formerly Convertible Preference Finance Share and the conditions to the Offer. Discussions on the Offer took place between the Offeror and the ABN AMRO Supervisory Board, the ABN AMRO Managing Board and their respective representatives.

(ii)	With due observance of and without prejudice to the restrictions referred to in Section 1 (Restrictions and Important Information), the Offer concerns all outstanding ABN AMRO Ordinary Shares, ABN AMRO ADSs, DR Preference Shares and Formerly Convertible Preference Finance Shares and applies on an equal basis to all ABN AMRO Ordinary Shares, ABN AMRO ADSs, DR Preference Shares and Formerly Convertible Preference Finance Shares respectively.

(iii)	The information referred to in article 9p sub 1 and 2 of the Bte 1995 has been provided to the AFM.

(iv)	The AFM and Euronext Amsterdam have been informed of the Offer. No transactions have taken place or will take place on the basis of concluded agreements with individuals and/or legal persons within the meaning of article 9i paragraph s and/or t and/or u of the Bte 1995, other than as set out in the table below.
As at 30 July 2007 Barclays (including group companies) holding in the capital of ABN AMRO amounts to 10,607,940 shares in the capital of ABN AMRO. This figure includes shares held through stock borrowing activities.
As at 30 July 2007 ABN AMRO (including group companies) holding in the capital of Barclays amounts to 36,415,458 shares in the capital of Barclays. This figure includes shares held through stock borrowing activities.
Historical Transactions by Barclays in ABN AMRO Shares

			Trade	Highest	Lowest
Period	Class	Purchases	Currency	Price	Price

2004-Jun	EUR0.56	1,392,749	EUR	18.12	17.07
2004-Jun	Option 20/10/2006	4,000	EUR	20.00	20.00
2004-Jul	EUR0.56	1,717,432	EUR	18.07	16.74
2004-Jul	Option 17/09/2004	402,000	EUR	20.00	18.00
2004-Aug	ADR-REPR 1 ORD FOR 1 ADR	35,000	USD	20.89	20.89
2004-Aug	EUR0.56	4,359,914	EUR	17.50	16.42
2004-Aug	Option 17/09/2004	700,000	EUR	20.00	18.00
2004-Aug	Option 18/09/2009	180,900	EUR	17.00	17.00
2004-Aug	Option 19/12/2008	1,500	EUR	20.00	20.00
2004-Aug	Option 21/09/2007	45,200	EUR	17.00	17.00
2004-Sep	ADR-REPR 1 ORD FOR 1 ADR	1,400	USD	22.77	22.64
2004-Sep	EUR0.56	2,847,428	EUR	18.43	17.42
2004-Sep	Option 15/12/2006	500,000	EUR	19.00	19.00
2004-Sep	Option 19/11/2004	300,000	EUR	19.00	19.00
2004-Oct	ADR-REPR 1 ORD FOR 1 ADR	10,300	USD	23.99	22.96
2004-Oct	EUR0.56	1,730,529	EUR	18.97	18.18
2004-Oct	Option 15/12/2006	500,000	EUR	19.00	19.00
2004-Oct	Option 16/03/2007	1,500,000	EUR	20.00	18.00
2004-Oct	Option 17/06/2005	6,000	EUR	20.00	18.00
2004-Oct	Option 20/10/2006	4,000	EUR	20.00	20.00
2004-Nov	ADR-REPR 1 ORD FOR 1 ADR	18,900	USD	24.67	23.68
2004-Nov	EUR0.56	2,112,607	EUR	19.07	18.43
2004-Nov	Option 17/06/2005	5,000	EUR	18.00	18.00
2004-Nov	Option 17/12/2004	2,000	EUR	19.00	19.00

			Trade	Highest	Lowest
Period	Class	Purchases	Currency	Price	Price

2004-Dec	ADR-REPR 1 ORD FOR 1 ADR	17,000	USD	25.50	24.56
2004-Dec	EUR0.56	2,270,153	EUR	19.58	18.43
2004-Dec	Option 18/03/2005	5,000	EUR	19.00	19.00
2004-Dec	Option 21/01/2005	1,000	EUR	19.00	19.00
2005-Jan	ADR-REPR 1 ORD FOR 1 ADR	5,500	USD	27.09	26.28
2005-Jan	EUR0.56	7,835,216	EUR	20.89	19.65
2005-Jan	Option 16/06/2006	500	EUR	20.00	20.00
2005-Jan	Option 17/06/2005	2,000	EUR	21.00	21.00
2005-Jan	Option 18/03/2005	3,290	EUR	21.00	20.00
2005-Feb	ADR-REPR 1 ORD FOR 1 ADR	21,650	USD	27.83	26.37
2005-Feb	EUR0.56	3,043,307	EUR	21.41	20.55
2005-Feb	Option 16/12/2005	4,220	EUR	22.00	22.00
2005-Feb	Option 21/10/2005	1,000	EUR	20.00	20.00
2005-Mar	ADR-REPR 1 ORD FOR 1 ADR	47,700	USD	27.70	24.45
2005-Mar	EUR0.56	4,503,090	EUR	20.94	18.65
2005-Mar	Option 15/04/2005	500,000	EUR	20.00	20.00
2005-Mar	Option 15/12/2006	57,639	EUR	20.08	14.06
2005-Mar	Option 16/12/2005	800	EUR	19.00	19.00
2005-Mar	Option 17/06/2005	500,000	EUR	20.00	20.00
2005-Mar	Option 20/10/2006	200,000	EUR	18.00	18.00
2005-Apr	ADR-REPR 1 ORD FOR 1 ADR	8,000	USD	25.33	25.17
2005-Apr	EUR0.56	4,773,590	EUR	19.60	18.70
2005-Apr	Option 15/07/2005	2,000	EUR	20.00	20.00
2005-Apr	Option 16/09/2005	2,000	EUR	20.00	20.00
2005-Apr	Option 20/05/2005	100,000	EUR	19.00	19.00
2005-May	ADR-REPR 1 ORD FOR 1 ADR	128,000	USD	23.97	23.31
2005-May	EUR0.56	5,248,133	EUR	19.09	18.29
2005-May	Option 16/12/2005	130,000	EUR	18.67	18.67
2005-May	Option 17/06/2005	200,000	EUR	21.00	21.00
2005-Jun	ADR-REPR 1 ORD FOR 1 ADR	2,943	USD	24.65	23.45
2005-Jun	EUR0.56	6,503,733	EUR	20.39	19.00
2005-Jun	Option 15/07/2005	200,000	EUR	20.00	20.00
2005-Jun	Option 16/09/2005	250,000	EUR	21.00	21.00
2005-Jun	Option 17/06/2005	7	EUR	19.00	19.00
2005-Jun	Option 19/10/2007	200,000	EUR	20.00	20.00
2005-Jun	Option 19/12/2008	1,000	EUR	20.00	20.00
2005-Jul	ADR-REPR 1 ORD FOR 1 ADR	10,725	USD	25.70	24.65
2005-Jul	EUR0.56	4,715,969	EUR	21.42	19.93
2005-Jul	Option 16/12/2005	500,000	EUR	22.00	21.00
2005-Jul	Option 19/10/2007	250,000	EUR	22.00	22.00
2005-Jul	Option 20/10/2006	1	EUR	18.00	18.00
2005-Jul	Option 21/10/2005	1	EUR	20.00	20.00
2005-Aug	ADR-REPR 1 ORD FOR 1 ADR	105	USD	23.94	23.94
2005-Aug	EUR0.56	1,856,679	EUR	20.49	19.05
2005-Aug	Option 16/09/2005	500,000	EUR	21.00	21.00
2005-Aug	Option 19/10/2007	6	EUR	12.50	12.50
2005-Aug	Option 19/12/2008	3,002	EUR	20.00	15.00
2005-Aug	Option 20/10/2006	400,000	EUR	20.00	20.00
2005-Aug	Option 21/10/2005	2	EUR	20.00	20.00
2005-Sep	ADR-REPR 1 ORD FOR 1 ADR	6,576	USD	24.67	23.65
2005-Sep	EUR0.56	2,412,868	EUR	20.12	19.38
2005-Sep	Option 16/12/2005	27,212	EUR	20.12	20.12
2005-Sep	Option 17/03/2006	1,000	EUR	20.00	20.00
2005-Sep	Option 19/10/2007	2,000	EUR	20.00	20.00
2005-Oct	ADR-REPR 1 ORD FOR 1 ADR	66,014	USD	24.22	23.01
2005-Oct	EUR0.56	4,352,670	EUR	20.09	18.98
2005-Oct	Option 15/12/2006	63,614	EUR	19.33	18.00

			Trade	Highest	Lowest
Period	Class	Purchases	Currency	Price	Price

2005-Oct	Option 16/12/2005	57,857	EUR	21.00	19.22
2005-Oct	Option 21/12/2007	19,467	EUR	17.40	17.40
2005-Nov	ADR-REPR 1 ORD FOR 1 ADR	18,419	USD	24.05	23.65
2005-Nov	EUR0.56	1,064,109	EUR	21.20	19.90
2005-Nov	Option 16/12/2005	73,879	EUR	20.26	20.26
2005-Nov	Option 17/03/2006	309,000	EUR	23.00	21.00
2005-Nov	Option 19/12/2008	1,000	EUR	22.50	22.50
2005-Dec	ADR-REPR 1 ORD FOR 1 ADR	38,236	USD	26.56	25.30
2005-Dec	EUR0.56	2,280,821	EUR	22.37	19.22
2005-Dec	Option 16/06/2006	300,000	EUR	23.00	23.00
2005-Dec	Option 17/02/2006	500,000	EUR	22.00	22.00
2005-Dec	Option 17/03/2006	300,000	EUR	22.00	22.00
2005-Dec	Option 19/12/2008	3	EUR	15.00	15.00
2006-Jan	ADR-REPR 1 ORD FOR 1 ADR	118,251	USD	27.63	26.42
2006-Jan	EUR0.56	3,223,333	EUR	22.87	21.54
2006-Jan	Option 17/02/2006	251,000	EUR	22.50	22.50
2006-Jan	Option 17/03/2006	500,000	EUR	22.50	22.50
2006-Jan	Option 17/12/2010	100,000	EUR	25.00	25.00
2006-Jan	Option 19/12/2008	250,001	EUR	25.00	15.00
2006-Jan	Option 20/10/2006	250,000	EUR	24.00	24.00
2006-Feb	ADR-REPR 1 ORD FOR 1 ADR	97,814	USD	29.87	27.70
2006-Feb	EUR0.56	6,453,151	EUR	25.13	22.00
2006-Feb	Option 17/03/2006	3	EUR	20.00	20.00
2006-Feb	Option 20/10/2006	25	EUR	18.00	18.00
2006-Mar	ADR-REPR 1 ORD FOR 1 ADR	158,940	USD	31.24	28.22
2006-Mar	EUR0.56	7,425,808	EUR	25.99	21.00
2006-Mar	Option 15/09/2006	5,000	EUR	27.00	27.00
2006-Mar	Option 16/06/2006	1,400	EUR	24.00	24.00
2006-Mar	Option 17/03/2006	2,510	EUR	20.00	18.00
2006-Mar	Option 19/05/2006	500,000	EUR	27.00	27.00
2006-Mar	Option 19/12/2008	1	EUR	15.00	15.00
2006-Apr	ADR-REPR 1 ORD FOR 1 ADR	14,900	USD	30.48	29.71
2006-Apr	EUR0.56	5,014,721	EUR	24.98	18.00
2006-Apr	Option 20/10/2006	7	EUR	20.00	18.00
2006-May	ADR-REPR 1 ORD FOR 1 ADR	17,250	USD	27.98	27.46
2006-May	EUR0.56	4,379,257	EUR	25.00	20.94
2006-May	Option 16/06/2006	140,000	EUR	24.00	24.00
2006-May	Option 19/12/2008	1	EUR	15.00	15.00
2006-Jun	ADR-REPR 1 ORD FOR 1 ADR	76,200	USD	28.37	25.84
2006-Jun	EUR0.56	5,441,608	EUR	22.08	20.29
2006-Jun	Option 16/03/2007	500,000	EUR	24.00	24.00
2006-Jun	Option 19/12/2008	164,680	EUR	20.68	20.68
2006-Jul	ADR-REPR 1 ORD FOR 1 ADR	92,600	USD	28.14	25.57
2006-Jul	EUR0.56	3,239,161	EUR	22.07	20.27
2006-Jul	Option 19/12/2008	3	EUR	15.00	15.00
2006-Jul	Option 20/10/2006	153	EUR	20.00	18.00
2006-Aug	ADR-REPR 1 ORD FOR 1 ADR	21,100	USD	28.72	26.81
2006-Aug	EUR0.56	3,307,015	EUR	30.00	20.44
2006-Aug	Option 20/10/2006	750,000	EUR	22.00	22.00
2006-Sep	ADR-REPR 1 ORD FOR 1 ADR	3,000	USD	28.84	28.15
2006-Sep	EUR0.56	3,106,118	EUR	26.00	21.39
2006-Sep	Option 20/10/2006	750,000	EUR	22.00	22.00
2006-Oct	EUR0.56	8,608,527	EUR	27.00	20.00
2006-Oct	Option 16/03/2007	496	EUR	26.00	26.00
2006-Oct	Option 20/10/2006	3,134	EUR	22.00	18.00
2006-Nov	ADR-REPR 1 ORD FOR 1 ADR	107,900	USD	30.14	28.89
2006-Nov	EUR0.56	2,633,007	EUR	23.31	22.50

			Trade	Highest	Lowest
Period	Class	Purchases	Currency	Price	Price

2006-Nov	Option 15/06/2007	2,000	EUR	23.00	23.00
2006-Nov	Option 19/10/2007	1,000	EUR	22.50	22.50
2006-Dec	ADR-REPR 1 ORD FOR 1 ADR	200	USD	30.62	30.62
2006-Dec	EUR0.56	5,936,542	EUR	24.73	19.00
2006-Dec	Option 05/02/2007	83,000	EUR	23.12	23.12
2006-Dec	Option 15/06/2007	450,000	EUR	24.00	22.00
2006-Dec	Option 15/12/2006	200,002	EUR	23.00	23.00
2006-Dec	Option 16/03/2007	699	EUR	25.00	25.00
2006-Dec	Option 19/12/2008	1	EUR	15.00	15.00
2007-Jan	ADR-REPR 1 ORD FOR 1 ADR	41,132	USD	32.48	31.76
2007-Jan	EUR0.56	5,079,174	EUR	25.19	24.17
2007-Feb	ADR-REPR 1 ORD FOR 1 ADR	259,994	USD	36.78	32.25
2007-Feb	EUR0.56	7,266,395	EUR	28.02	24.64
2007-Feb	Option 15/06/2007	4,500	EUR	28.00	28.00
2007-Feb	Option 16/02/2007	3,730	EUR	26.00	26.00
2007-Feb	Option 16/03/2007	400,000	EUR	27.00	27.00
2007-Feb	Option 20/04/2007	150,000	EUR	27.50	27.50
2007-Feb	Option 21/12/2007	4,750	EUR	24.00	24.00
2007-Mar	ADR-REPR 1 ORD FOR 1 ADR	264,165	USD	39.44	35.09
2007-Mar	EUR0.56	10,650,780	EUR	32.94	18.00
2007-Mar	Option 16/03/2007	762,989	EUR	29.00	28.00
2007-Mar	Option 18/05/2007	2,500	EUR	30.00	30.00
2007-Mar	Option 18/12/2009	653,000	EUR	30.00	30.00
2007-Mar	Option 19/10/2007	1,000	EUR	30.00	30.00
2007-Mar	Option 19/12/2008	5,000	EUR	30.00	30.00
2007-Mar	Option 20/04/2007	500,000	EUR	30.00	30.00
2007-Apr	EUR0.56	3,710,271	EUR	36.80	20.00
2007-Apr	Option 18/12/2009	249	EUR	20.00	20.00
2007-Apr	Option 19/12/2008	186	EUR	15.00	15.00
2007-Apr	Option 20/04/2007	2,000	EUR	30.00	30.00
2007-May	ADR-REPR 1 ORD FOR 1 ADR	354,500	USD	48.89	46.70
2007-May	EUR0.56	1,275,721	EUR	36.75	34.57
2007-Jun	EUR0.56	2,167,544	EUR	35.91	34.05

11.	ABN AMRO SHAREHOLDERS’ MEETING
At 10:30 hours, Amsterdam time, on 20 September 2007, the ABN AMRO Shareholders’ Meeting will be convened at De Doelen in Rotterdam. During this meeting, the Offer, the Consortium Offer, the background to both Offers and the alternatives considered by the ABN AMRO Managing Board and Supervisory Board will be explained and discussed in compliance with the provisions of article 9q of the Bte 1995. The information necessary for the ABN AMRO Shareholders to adequately assess the Offer, as meant in article 9q of the Bte 1995, is included in this Offer Memorandum. The Offer is not required to be and will not be submitted to an ABN AMRO shareholder vote.
Notice of the ABN AMRO Shareholders’ Meeting will be given in accordance with the ABN AMRO Articles of Association.

12.	BARCLAYS SHAREHOLDER MEETINGS
The Merger constitutes a ‘Class 1’ transaction (as defined in the listing rules of the UK Listing Authority) for Barclays. Accordingly, Barclays is seeking the approval of its shareholders for the Merger at the Barclays Extraordinary General Meeting. Barclays has today posted to Barclays Shareholders a circular summarising the background to and strategic rationale for the Merger, which includes notices convening the Barclays Shareholder Meetings. The resolutions to be put to the Barclays Extraordinary General Meeting will include approval of the Merger, the issue of the New Barclays Shares and related matters.
The Barclays Ordinary Shareholder Class Meeting is required in order to sanction the passing and implementation of the special resolution creating the Barclays Preference Shares proposed at the Barclays Extraordinary General Meeting and to consent to each and every variation, modification or abrogation of the rights or privileges attaching to the Barclays Ordinary Shares resulting from the creation of the Barclays Preference Shares.
The Merger is conditional on, amongst other things, certain resolutions being passed by Barclays Shareholders at the Barclays Extraordinary General Meeting. The Barclays Extraordinary General Meeting and the Barclays Ordinary Shareholder Class Meeting are scheduled for 14 September 2007 at 11:00 a.m. and 11:15 hours Amsterdam time, respectively (10:00 a.m. and 10:15 a.m., London time, respectively).

13.	TAX ASPECTS OF THE OFFER

13.1	Taxation in The Netherlands

13.1.1	General

The following is a summary of certain Dutch tax consequences relating to the acceptance of the Offer. The summary does not address any laws other than the tax laws of The Netherlands as currently in effect and in force and as interpreted in published case law by the courts of The Netherlands at the date hereof, which tax laws and case law are subject to change after such date, including changes that could have retroactive effect. The summary does not purport to be complete and in view of the general nature of this summary, it should be treated with corresponding caution. Each ABN AMRO Shareholder considering the Offer should consult his or her professional tax advisor with respect to the tax consequences of the Offer.

For the purposes of the principal Dutch tax consequences described below it is assumed that ABN AMRO Shareholders are either individuals or companies (including other entities that are treated as companies for Dutch taxation purposes, such as — without limitation — open limited partnerships (open commanditaire vennootschappen), cooperatives (cooperaties) and open mutual funds (open fondsen voor gemene rekening)). This summary does not address the tax position of investment institutions (fiscale beleggingsinstellingen) in relation to the Offer.

For the purpose of the principal Dutch tax consequences described below, it is further assumed that no ABN AMRO Shareholder who is an individual has or will have a substantial interest or a deemed substantial interest in ABN AMRO or Barclays (Netherlands).

Generally speaking, a person has a substantial interest in a company if such person directly or indirectly has the ownership of or certain rights over shares representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the company, rights to acquire such interest in the share capital (whether or not already issued) of the company, or the ownership of profit participating certificates (winstbewijzen) that relate to 5% or more of the annual profit or liquidation proceeds of the company. In the case of an individual the 5% ownership criterion applies to that person jointly with his partner, if any, whereas a substantial interest is also present in case of a less than 5% shareholding by an individual if his relatives in the direct line of descent and/or those of his partner do hold a substantial interest. A person has a deemed substantial interest generally in respect of shares that have formed part of a substantial interest and in respect of which a non-recognition provision has applied, such that capital gain taxation thereon has been deferred to a later date.

Any holders of ABN AMRO Ordinary Shares, DR Preference Shares or Formerly Convertible Preference Finance Shares who are in doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside The Netherlands should consult their professional advisers immediately.

13.1.2	Taxation on Capital Gains

13.1.2.1	Primary Exchange — ABN AMRO Ordinary Shares and receipt of Barclays (Netherlands) Shares and receipt of New Barclays Ordinary Shares and/or cash

Dutch resident companies

Generally, a company holding ABN AMRO Ordinary Shares which is resident for tax purposes in The Netherlands and which receives Barclays (Netherlands) Shares pursuant to the Primary Exchange will be subject to Dutch corporate income tax with respect to any capital gains realised on the transfer of its ABN AMRO Ordinary Shares, unless such company is tax exempt or benefits from the participation exemption in respect of the ABN AMRO Ordinary Shares. The capital gains should be computed on the basis of the difference between the value of the Barclays (Netherlands) Shares received and the base cost of the ABN AMRO Ordinary Shares for Dutch corporate income tax purposes.

Likewise, a company holding Barclays (Netherlands) Shares which is resident for tax purposes in The Netherlands and which receives New Barclays Ordinary Shares and/or cash pursuant to the Primary Exchange will be subject to Dutch corporate income tax with respect to any capital gains realised on the transfer of its Barclays (Netherlands) Shares, unless such company is tax exempt or benefits from the participation exemption in respect of the Barclays (Netherlands) Shares. The capital gains should be computed on the basis of the difference between (a) the value of the New Barclays Ordinary Shares plus cash received (minus any cash paid in the case of a rounding up of the entitlement to New Barclays Ordinary Shares) and (b) the base cost of the Barclays (Netherlands) Shares for Dutch corporate income tax purposes. The base cost of the Barclays (Netherlands) Shares for Dutch corporate income tax purposes should be equal to the consideration given for such shares, being the value of the ABN AMRO Ordinary Shares.

The main condition for application of the participation exemption is that the shareholding interest represents at least 5% of the nominal paid up capital (or, under certain conditions, 5% of the voting rights) of the company concerned. Shareholdings of less than 5% in ABN AMRO may under certain conditions nevertheless still benefit from the participation exemption. Shareholders that currently are entitled to the participation exemption in relation to their ABN AMRO Ordinary Shares will not automatically be entitled to the participation exemption in relation to the New Barclays Ordinary Shares received in exchange for their Barclays (Netherlands) Shares received in exchange for their ABN AMRO Ordinary Shares.

Non-resident companies

A company holding ABN AMRO Ordinary Shares which is not resident for tax purposes in The Netherlands and which receives Barclays (Netherlands) Shares pursuant to the Primary Exchange will not be subject to Dutch taxation in respect of any capital gains realised on the transfer of its ABN AMRO Ordinary Shares, unless:

(i)	such capital gains are attributable to an enterprise or part thereof that is either effectively managed in The Netherlands or carried on through a permanent establishment or a permanent representative in The Netherlands unless at the level of the permanent establishment the participation exemption applies to the ABN AMRO Ordinary Shares; or

(ii)	the company has a substantial interest or a deemed substantial interest in ABN AMRO (see paragraph 13.1.1 above) and such interest does not form part of the assets of an enterprise.

Likewise, a company holding Barclays (Netherlands) Shares which is not resident for tax purposes in The Netherlands and which receives New Barclays Ordinary Shares and/or cash pursuant to the Primary Exchange will not be subject to Dutch taxation in respect of any capital gains realised on the transfer of its Barclays (Netherlands) Shares unless:

(i)	such capital gains are attributable to an enterprise or part thereof that is either effectively managed in The Netherlands or carried on through a permanent establishment or a permanent representative in The Netherlands unless at the level of the permanent establishment the participation exemption applies to the Barclays (Netherlands) Shares; or

(ii)	the company has a substantial interest or a deemed substantial interest in Barclays (Netherlands) (see paragraph 13.1.1 above) and such interest does not form part of the assets of an enterprise.

Dutch resident individuals

An individual holding ABN AMRO Ordinary Shares who is, is deemed to be, or has elected to be treated as resident for tax purposes in The Netherlands and who receives Barclays (Netherlands) Shares pursuant to the Primary Exchange is not subject to Dutch income tax in respect of any capital gains realised on the transfer of his ABN AMRO Ordinary Shares, unless:

(i)	such individual has an enterprise or an interest in an enterprise, to which the ABN AMRO Ordinary Shares are attributable; or

(ii)	the capital gains qualify as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) as defined in the Income Tax Act 2001 (Wet inkomstenbelasting 2001) which include without limitation activities that exceed normal active portfolio management (normaal vermogensbeheer).

If condition (i) or (ii) in this subsection (Dutch resident individuals) is met, the individual will be subject to Dutch income tax with respect to any capital gains realised on the transfer of the ABN AMRO Ordinary Shares at the progressive rates of the Income Tax Act 2001. The capital gains should be computed on the basis of the difference between the value of the Barclays (Netherlands) Shares received and the base cost of the ABN AMRO Ordinary Shares for Dutch income tax purposes.

Likewise, an individual holding Barclays (Netherlands) Shares who is, is deemed to be, or has elected to be treated as resident of The Netherlands for tax purposes and who receives New Barclays Ordinary Shares and/or cash pursuant to the Primary Exchange is not subject to Dutch income tax in respect of any capital gains realised on the transfer of his Barclays (Netherlands) Shares, unless:

(i)	such individual has an enterprise or an interest in an enterprise, to which the Barclays (Netherlands) Shares are attributable; or

(ii)	the capital gains qualify as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) as defined in the Income Tax Act 2001 (Wet inkomstenbelasting 2001) which include without limitation activities that exceed normal active portfolio management (normal vermogensbeheer).

If condition (i) or (ii) in this subsection (Dutch resident individuals) is met, the individual will be subject to Dutch income tax with respect to any capital gains realised on the transfer of the Barclays (Netherlands) Shares at the progressive rates of the Income Tax Act 2001. The capital gains should be computed on the basis of the difference between (a) the value of the New Barclays Ordinary Shares plus cash received (minus any cash paid in the case of a rounding up of the entitlement to New Barclays Ordinary Shares) and (b) the base cost of the Barclays (Netherlands) Shares for Dutch income tax purposes. The base cost of the Barclays (Netherlands) Shares for Dutch income tax purposes should be equal to the consideration given for such shares, being the value of the ABN AMRO Ordinary Shares.

Non-resident individuals

An individual holding ABN AMRO Ordinary Shares who is not, is not deemed to be, and has not elected to be treated as, resident for tax purposes in The Netherlands and who receives Barclays (Netherlands) Shares pursuant to the Primary Exchange will not be subject to Dutch taxation in respect of any capital gains realised on the transfer of his ABN AMRO Ordinary Shares unless:

(i)	the capital gains are attributable to an enterprise or part thereof that is either effectively managed in The Netherlands or carried on through a permanent establishment or a permanent representative in The Netherlands; or

(ii)	the capital gains qualify as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) in The Netherlands as defined in the Income Tax Act 2001 (Wet inkomstenbelasting 2001) which include without limitation activities that exceed normal active portfolio management (normaal vermogensbeheer).

Likewise, an individual holding Barclays (Netherlands) Shares who is not, is not deemed to be, and has not elected to be treated as, resident for tax purposes in The Netherlands and who receives New Barclays Ordinary Shares and/or cash pursuant to the Primary Exchange will not be subject to Dutch taxation in respect of any capital gains realised on the transfer of his Barclays (Netherlands) Shares unless:

(i)	the capital gains are attributable to an enterprise or part thereof that is either effectively managed in The Netherlands or carried on through a permanent establishment or a permanent representative in The Netherlands; or

(ii)	the capital gains qualify as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) in The Netherlands as defined in the Income Tax Act 2001 (Wet inkomstenbelasting 2001) which include without limitation activities that exceed normal active portfolio management (normaal vermogensbeheer).

13.1.2.2 Alternative Exchange — receipt of New Barclays Ordinary Shares and/or cash

Dutch resident companies

Generally, a company holding ABN AMRO Ordinary Shares which is resident for tax purposes in The Netherlands and which receives New Barclays Ordinary Shares and/or cash pursuant to the Alternative Exchange will be subject to Dutch corporate income tax with respect to any capital gains realised on the transfer of its ABN AMRO Ordinary Shares, unless such company is tax exempt or benefits from the participation exemption in respect of the ABN AMRO Ordinary Shares. The capital gains should be computed on the basis of the difference between (a) the value of the New Barclays Ordinary Shares plus cash received (minus any cash paid (in the case of a rounding up of the entitlement to New Barclays Ordinary Shares) and (b) the base cost of the ABN AMRO Ordinary Shares for Dutch corporate income tax purposes.

The main condition for application of the participation exemption is that the shareholding interest represents at least 5% of the nominal paid up capital (or, under certain conditions, 5% of the voting rights) of the company concerned. Shareholdings of less than 5% in ABN AMRO may under certain conditions nevertheless still benefit from the participation exemption. Shareholders that currently are entitled to the participation exemption in relation to the ABN AMRO Ordinary Shares will not automatically be entitled to the participation exemption in relation to the New Barclays Ordinary Shares received in exchange for their ABN AMRO Ordinary Shares.

Non-resident companies

A company holding ABN AMRO Ordinary Shares which is not resident for tax purposes in The Netherlands and which receives New Barclays Ordinary Shares and/or cash pursuant to the Alternative Exchange will not be subject to Dutch taxation in respect of any capital gains realised on the transfer of its ABN AMRO Ordinary Shares unless:

(i)	such capital gains are attributable to an enterprise or part thereof that is either effectively managed in The Netherlands or carried on through a permanent establishment or a permanent representative in The Netherlands unless at the level of the permanent establishment the participation exemption applies to the ABN AMRO Ordinary Shares; or

(ii)	the company has a substantial interest or a deemed substantial interest in ABN AMRO (see paragraph 13.1.1 above) and such interest does not form part of the assets of an enterprise.

Dutch resident individuals

An individual holding ABN AMRO Ordinary Shares who is, is deemed to be, or has elected to be treated as resident for tax purposes in The Netherlands and who receives New Barclays Ordinary Shares and/or cash pursuant to the Alternative Exchange is not subject to Dutch income tax in respect of any capital gains realised on the transfer of his ABN AMRO Ordinary Shares, unless:

(i)	such individual has an enterprise or an interest in an enterprise, to which the ABN AMRO Ordinary Shares are attributable; or

(ii)	the capital gains qualify as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) as defined in the Income Tax Act 2001 (Wet inkomstenbelasting 2001) which include without limitation activities that exceed normal active portfolio management (normaal vermogensbeheer).

If condition (i) or (ii) in this subsection (Dutch resident individuals) is met, the individual will be subject to Dutch income tax with respect to any capital gains realised on the transfer of the ABN AMRO Ordinary Shares at the progressive rates of the Income Tax Act 2001. The capital gains should be computed on the basis of the difference between (a) the value of the New Barclays Ordinary Shares plus cash received (minus any cash paid (in the case of a rounding up of the entitlement to New Barclays Ordinary Shares) and (b) the base cost of the ABN AMRO Ordinary Shares for Dutch income tax purposes.

Non-resident individuals

An individual holding ABN AMRO Ordinary Shares who is not, is not deemed to be, and has not elected to be treated as, resident for tax purposes in The Netherlands and who receives New Barclays Ordinary Shares and/or cash pursuant to the Alternative Exchange will not be subject to Dutch taxation in respect of any capital gains realised on the transfer of his ABN AMRO Ordinary Shares unless:

(i)	the capital gains are attributable to an enterprise or part thereof that is either effectively managed in The Netherlands or carried on through a permanent establishment or a permanent representative in The Netherlands; or

(ii)	the capital gains qualify as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) in The Netherlands as defined in the Income Tax Act 2001 (Wet inkomstenbelasting 2001) which include without limitation activities that exceed normal active portfolio management (normaal vermogensbeheer).

13.1.2.3 DR Preference Shares

Dutch resident companies

Generally, a company holding DR Preference Shares which is resident for tax purposes in The Netherlands and which receives cash or Barclays Preference Shares will be subject to Dutch corporate income tax with respect to any capital gains realised on the transfer of its DR Preference Shares, unless such company is tax exempt or benefits from the participation exemption in respect of the DR Preference Shares. The capital gains should be computed on the basis of the difference between the value of the cash or Barclays Preference Shares (including any cash in the case of a rounding down of the entitlement to Barclays Preference Shares) received and the base cost of the DR Preference Shares for Dutch corporate income tax purposes.

The main condition for application of the participation exemption is that the shareholding interest represents at least 5% of the nominal paid up capital (or, under certain conditions, 5% of the voting rights) of the company concerned. Shareholdings of less than 5% in ABN AMRO may under certain conditions nevertheless still benefit from the participation exemption. Shareholders that currently are entitled to the participation exemption in relation to the DR Preference Shares will not be automatically entitled to the participation exemption in relation to the Barclays Preference Shares received in exchange for their DR Preference Shares.

Non-resident companies

A company holding DR Preference Shares which is not resident for tax purposes in The Netherlands and which receives cash or Barclays Preference Shares will not be subject to Dutch taxation in respect of any capital gains realised on the transfer of its DR Preference Shares unless:

(i)	such capital gains are attributable to an enterprise or part thereof that is either effectively managed in The Netherlands or carried on through a permanent establishment or a permanent representative in The Netherlands unless at the level of the permanent establishment the participation exemption applies to the DR Preference Shares; or

(ii)	the company has a substantial interest or a deemed substantial interest in ABN AMRO (see paragraph 13.1.1 above) and such interest does not form part of the assets of an enterprise.

Dutch resident individuals

An individual holding DR Preference Shares who is, is deemed to be, or has elected to be treated as resident for tax purposes in The Netherlands and who receives cash or Barclays Preference Shares is not subject to Dutch income tax in respect of any capital gains realised on the transfer of his DR Preference Shares, unless:

(i)	such individual has an enterprise or an interest in an enterprise, to which the DR Preference Shares are attributable; or

(ii)	the capital gains qualify as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) as defined in the Income Tax Act 2001 (Wet inkomstenbelasting 2001) which include without limitation activities that exceed normal active portfolio management (normaal vermogensbeheer).

If condition (i) or (ii) in this subsection (Dutch resident individuals) is met, the individual will be subject to Dutch income tax with respect to any capital gains realised on the transfer of the DR Preference Shares at the progressive rates of the Income Tax Act 2001. The capital gains should be computed on the basis of the difference between the value of the cash or Barclays Preference Shares (including any cash in the case of a rounding down of the entitlement to Barclays Preference Shares) received and the base cost of the DR Preference Shares for Dutch income tax purposes.

Non-resident individuals

An individual holding DR Preference Shares who is not, is not deemed to be, and has not elected to be treated as, resident for tax purposes in The Netherlands and who receives cash or Barclays Preference Shares will not be subject to Dutch taxation in respect of any capital gains realised on the transfer of his DR Preference Shares unless:

(i)	the capital gains are attributable to an enterprise or part thereof that is either effectively managed in The Netherlands or carried on through a permanent establishment or a permanent representative in The Netherlands; or

(ii)	the capital gains qualify as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) in The Netherlands as defined in the Income Tax Act 2001 (Wet inkomstenbelasting 2001) which include without limitation activities that exceed normal active portfolio management (normaal vermogensbeheer).

13.1.2.4	Formerly Convertible Preference Finance Shares

Dutch resident companies

Generally, a company holding Formerly Convertible Preference Finance Shares which is resident for tax purposes in The Netherlands and which receives cash will be subject to Dutch corporate income tax with respect to any capital gains realised on the transfer of its Formerly Convertible Preference Finance Shares, unless such company is tax exempt or benefits from the participation exemption in respect of the Formerly Convertible Preference Finance Shares. The capital gains should be computed on the basis of the difference between the cash received and the base cost of the Formerly Convertible Preference Finance Shares for Dutch corporate income tax purposes.

The main condition for application of the participation exemption is that the shareholding interest represents at least 5% of the nominal paid up capital (or, under certain conditions, 5% of the voting rights) of the company concerned. Shareholdings of less than 5% in ABN AMRO may under certain conditions nevertheless still benefit from the participation exemption.

Non-resident companies

A company holding Formerly Convertible Preference Finance Shares which is not resident for tax purposes in The Netherlands and which receives cash will not be subject to Dutch taxation in respect of any capital gains realized on the transfer of its Formerly Convertible Preference Finance Shares unless:

(i)	such capital gains are attributable to an enterprise or part thereof that is either effectively managed in The Netherlands or carried on through a permanent establishment or a permanent representative in The Netherlands unless at the level of the permanent establishment the participation exemption applies to the Formerly Convertible Preference Finance Shares; or

(ii)	the company has a substantial interest or a deemed substantial interest in ABN AMRO (see paragraph 13.1.1 above) and such interest does not form part of the assets of an enterprise.

Dutch resident individuals

An individual holding Formerly Convertible Preference Finance Shares who is, is deemed to be, or has elected to be treated as resident for tax purposes in The Netherlands and who receives cash will not be subject to Dutch income tax in respect of any capital gains realised on the transfer of his Formerly Convertible Preference Finance Shares, unless:

(i)	such individual has an enterprise or an interest in an enterprise, to which the Formerly Convertible Preference Finance Shares are attributable; or

(ii)	the capital gains qualify as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) as defined in the Income Tax Act 2001 (Wet inkomstenbelasting 2001) which include without limitation activities that exceed normal active portfolio management (normaal vermogensbeheer).

If condition (i) or (ii) in this subsection (Dutch resident individuals) is met, the individual will be subject to Dutch income tax with respect to any capital gains realised on the transfer of the Formerly Convertible Preference Finance Shares at the progressive rates of the Income Tax Act 2001. The capital gains should be computed on the basis of the difference between the cash received and the base cost of the Formerly Convertible Preference Finance Shares for Dutch income tax purposes.

Non-resident individuals

An individual holding Formerly Convertible Preference Finance Shares who is not, is not deemed to be, and has not elected to be treated as, resident for tax purposes in The Netherlands and who receives cash will not be subject to Dutch taxation in respect of any capital gains realized on the transfer of his Formerly Convertible Preference Finance Shares unless:

(i)	the capital gains are attributable to an enterprise or part thereof that is either effectively managed in The Netherlands or carried on through a permanent establishment or a permanent representative in The Netherlands; or

(ii)	the capital gains qualify as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) in The Netherlands as defined in the Income Tax Act 2001 (Wet inkomstenbelasting 2001) which include without limitation activities that exceed normal active portfolio management (normaal vermogensbeheer).

13.1.2.5 Rollover relief

An exemption from Dutch taxation on any capital gains realised on the transfer of the ABN AMRO Ordinary shares and/or Barclays (Netherlands) Shares pursuant to the

Primary Exchange, or on the transfer of the ABN AMRO Ordinary Shares pursuant to the Alternative Exchange should be available upon request provided that:

(i)	the Primary Exchange and the Alternative Exchange qualify as a share-for-share merger (aandelenfusie) as defined in article 3.55 of the Income Tax Act 2001 (Wet inkomstenbelasting 2001); and

(ii)	the ABN AMRO Ordinary Shareholders claiming the exemption record and continue to record the Barclays (Netherlands) Shares and New Barclays Ordinary Shares at the same tax book value as that of the ABN AMRO Ordinary Shares at the moment immediately preceding acceptance of the Offer.

The share for share merger exemption will not be available in respect of any cash payment the ABN AMRO Ordinary Shareholders would receive pursuant to either the Primary Exchange or the Alternative Exchange.

Whether or not a holder of ABN AMRO Ordinary Shares claims the benefits of this share for share merger exemption is at his own discretion.

Considering the terms of the Offer, it is unlikely that the Primary Exchange or Alternative Exchange qualify as a share-for-share merger and that the share-for-share merger exemption will be available.

13.1.2.6	Ownership and Disposal of New Barclays Ordinary Shares

A summary of the Dutch taxation considerations relating to the ownership of and disposal of New Barclays Ordinary Shares is set out in Part X of the Barclays Prospectus.

13.1.3	Other taxes and duties

There is no Dutch registration tax, transfer tax, stamp duty or any other similar tax or duty payable in The Netherlands in respect of or in connection with the Offer.

13.2	United Kingdom taxation considerations

13.2.1	General

The following is a summary of certain United Kingdom tax consequences relating to the acceptance of the Offer. The comments set out below are based on existing United Kingdom tax law and what is understood to be current HM Revenue and Customs practice as at the date of this Offer Memorandum, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide only, and do not constitute taxation or legal advice and relate only to certain limited aspects of the taxation treatment of holders of the ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares.

Other than in respect of paragraph 13.2.1.7 (Stamp Duty and Stamp Duty Reserve Tax) of this Section, the comments set out below apply only to holders of the ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares who are resident, or in the case of individuals, resident or ordinarily resident, for tax purposes in (and only in) the United Kingdom (except insofar as express reference is made to the treatment of non-United Kingdom residents), who hold the ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares as an investment and who are the absolute beneficial owners thereof. Certain categories of holders, such as traders, broker-dealers, insurance companies and collective investment schemes, holders who have (or are deemed to have) acquired their ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares by virtue of or in connection with an office or employment or holders of ABN AMRO Ordinary Shares, DR Preference Shares or Formerly Convertible Preference Finance Shares who acquire their ABN AMRO Ordinary Shares, DR Preference Shares or Formerly Convertible Preference Finance Shares by exercising options, and individual holders who are resident or ordinarily resident but not domiciled for UK tax purposes in the UK, may be subject to special rules and this summary does not apply to such holders. The comments set out below relate only to certain limited aspects of the taxation treatment of holders of the ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares.

Any holders of ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

13.2.1.1	Primary Exchange — Disposal of ABN AMRO Ordinary Shares, receipt of Barclays (Netherlands) Shares, receipt of New Barclays Ordinary Shares and/or cash

A holder of ABN AMRO Ordinary Shares who receives Barclays (Netherlands) Shares pursuant to the Primary Exchange will be treated as disposing of his ABN AMRO Ordinary Shares for the purposes of United Kingdom corporation tax on chargeable gains or capital gains tax (“CGT”).

A disposal of ABN AMRO Ordinary Shares by a holder of ABN AMRO Ordinary Shares who is resident or, in the case of an individual, resident or ordinarily resident for tax purposes in the UK may, depending on the holder’s circumstances and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of CGT. Such chargeable gain should be computed on the basis of the difference between the value of the Barclays (Netherlands) Shares received (equal to the value of the ABN AMRO Ordinary Shares which have been exchanged) and the allowable cost of the ABN AMRO Ordinary Shares, subject to any available exemption or relief. A holder of ABN AMRO Ordinary Shares who is an individual and who has ceased to be resident and ordinarily resident for tax purposes in the UK for a period of less than five tax years (or a shorter period under certain double tax treaties, where applicable) and who is treated as disposing of his ABN AMRO Ordinary Shares during that period may be liable on his or her return to the UK to tax on any chargeable gain realised (subject to any available exemption or relief).

Any holder of Barclays (Netherlands) Shares who receives New Barclays Ordinary Shares, who, alone or together with persons connected with him, does not hold more than 5 percent of, or of any class of, Barclays (Netherlands) Shares, should not, for the purposes of CGT, be treated as making a disposal of such Barclays (Netherlands) Shares. The New Barclays Ordinary Shares issued by Barclays should be treated as the same asset, and as having been acquired at the same time and for the same consideration, as the Barclays (Netherlands) Shares.

Any holder of Barclays (Netherlands) Shares who may, alone or together with persons connected with him, hold more than 5 percent of, or of any class of, shares in Barclays (Netherlands) is referred to Section 13.2.1.6 (Tax Clearances) below.

A holder of Barclays (Netherlands) Shares who receives cash in exchange for his Barclays (Netherlands) Shares will be treated as making a disposal or part disposal of his Barclays (Netherlands) Shares for CGT purposes. If a holder of Barclays (Netherlands) Shares is resident or, in the case of an individual, resident or ordinarily resident, for tax purposes in the UK he may, depending on such holder’s circumstances and subject to any available exemption or relief, be liable to CGT. However, it is expected that the shareholder’s acquisition cost (allowable as a deduction in computing the amount of the shareholder’s gain for CGT purposes) will equal the market value of the Barclays (Netherlands) Shares being disposed of (these shares having been acquired as part of a transaction involving a disposal of ABN AMRO Ordinary Shares for the purposes of CGT — see above) and accordingly no further liability to CGT is expected in addition to that described above in relation to the shareholder’s disposal of ABN AMRO Ordinary Shares.

A summary of the United Kingdom Taxation considerations relating to a holder of New Barclays Ordinary Shares is set out in Part X of the Barclays Prospectus.

13.2.1.2	Alternative Exchange — Disposal of ABN AMRO Ordinary Shares and receipt of New Barclays Ordinary Shares and/or cash

Any ABN AMRO Ordinary Shareholder who, alone or together with persons connected with him, does not hold more than 5 percent of, or of any class of, shares in or debentures of ABN AMRO, should not, for the purposes of CGT, be treated as making a disposal of his ABN AMRO Ordinary Shares by accepting the Offer (subject to the comment below regarding any Post Acceptance Period). The New Barclays Ordinary Shares issued by Barclays should be treated as the same asset, and as having been acquired at the same time and for the same consideration, as the ABN AMRO Ordinary Shares.

The New Barclays Ordinary Shares received by a holder of ABN AMRO Ordinary Shares pursuant to the Alternative Exchange will have an allowable cost, for CGT purposes, equal to the value of the ABN AMRO Ordinary Shares which have been exchanged.

Any ABN AMRO Ordinary Shareholder, who may, alone or together with persons connected with him, hold more than 5 percent of, or of any class of, shares in or debentures of ABN AMRO is referred to Section 13.2.1.6 (Tax Clearances) below.

To the extent that a holder of ABN AMRO Ordinary Shares receives cash in exchange for his ABN AMRO Ordinary Shares he will be treated as making a disposal or part disposal of his ABN AMRO Ordinary Shares for CGT purposes. If a holder of ABN AMRO Ordinary Shares is resident or, in the case of an individual, resident or ordinarily resident, for tax purposes in the UK he may, depending on such holder’s circumstances and subject to any available exemption or relief, be liable to CGT. A holder of ABN AMRO Ordinary Shares who is an individual and who has ceased to be resident and ordinarily resident for tax purposes in the UK for a period of less than five tax years (or a shorter period under certain double tax treaties, where applicable) may be treated as disposing of his ABN AMRO Ordinary Shares during that period, and may be liable on his or her return to the UK to tax on any chargeable gain realised (subject to any available exemption or relief).

If a Post Acceptance Period is announced, then a shareholder accepting the Alternative Exchange is likely not to be treated in the manner discussed above and is likely instead to be treated as disposing of his ABN AMRO Ordinary Shares for the purposes of CGT.

A summary of the United Kingdom Taxation considerations relating to a holder of New Barclays Ordinary Shares is set out in Part X of the Barclays Prospectus.

13.2.1.3	Fractional Entitlements

Holders of ABN AMRO Ordinary Shares will receive (a small amount of) cash in the case of a rounding down of their entitlement to New Barclays Ordinary Shares, or Barclays Preference Shares.

If such holders of ABN AMRO Ordinary Shares receive cash they will not be subject to CGT on it, but the receipt of such cash will reduce the base cost of their New Barclays Ordinary Shares by an equivalent amount.

13.2.1.4	DR Preference Shares

A holder of DR Preference Shares who receives cash in exchange for his DR Preference Shares will be treated as disposing of his DR Preference Shares for an amount equal to such cash. Moreover, although the position is not entirely free from doubt, it is considered that a holder of DR Preference Shares cannot be regarded for CGT purposes as the beneficial owner of the Underlying Convertible Preference Finance Shares. That being the case, a holder of DR Preference Shares who receives Barclays Preference Shares in exchange for his DR Preference Shares will also be treated as disposing of his DR Preference Shares for CGT purposes for an amount equal to the value of the Barclays Preference Shares received (plus any cash attributable to fractional entitlements). If a holder of DR Preference Shares is resident or, in the case of an individual, resident or ordinarily resident, for tax purposes in the UK he may, depending on such holder’s circumstances and subject to any available exemption or relief, be liable to CGT. A holder of DR Preference Shares who is an individual and who has ceased to be resident and ordinarily resident for tax purposes in the UK for a period of less than five tax years (or a shorter period under certain double tax treaties, where applicable) may be treated as disposing of his DR Preference Shares during that period, and may be liable on his or her return to the UK to tax on any chargeable gain realised (subject to any available exemption or relief).

13.2.1.5	Formerly Convertible Preference Finance Shares

A disposal of Formerly Convertible Preference Finance Shares by a holder of Formerly Convertible Preference Finance Shares who is resident or, in the case of an individual, resident or ordinarily resident, for tax purposes in the UK may, depending on the holder’s circumstances and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation on chargeable gains. A holder of Formerly Convertible Preference Finance Shares who is an individual and who has ceased to be resident and ordinarily resident for tax purposes in the UK for a period of less than five tax years (or a shorter period under certain double tax treaties, where applicable) and who disposes of Formerly Convertible Preference Finance Shares during that period may be liable on his or her return to the UK to tax on any chargeable gain realised (subject to any available exemption or relief).

13.2.1.6	Tax Clearances

(a)	Section 138 of the Taxation of Chargeable Gains Act 1992

Any ABN AMRO Ordinary Shareholder or holder of DR Preference Shares (as appropriate) who may, alone or together with persons connected with him, hold more than 5 percent of, or of any class of, shares in or debentures of ABN AMRO is advised that clearance under section 138 of the Taxation of Chargeable Gains Act 1992 has been obtained from HM Revenue & Customs stating that it is satisfied that the Merger is being effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is the avoidance of liability to capital gains tax or corporation tax. On the basis of this clearance, any such ABN AMRO Ordinary Shareholder should be treated in the manner described in sub-paragraphs 13.2.1.1 and 13.2.1.2 above as appropriate.

(b)	Section 707 of the Income and Corporation Taxes Act 1988

ABN AMRO Ordinary Shareholders are advised that clearance under section 707 of the Income and Corporation Taxes Act 1988 has been obtained from HM Revenue & Customs stating that section 703 of the Income and Corporation Taxes Act 1988, which provides for the cancellation of a tax advantage arising from certain transactions in securities, will not apply to the Offer.

(c)	Section 765 of the Income and Corporation Taxes Act 1988

ABN AMRO Ordinary Shareholders are advised that the consent of the Treasury has been obtained in respect of the Merger, that the Merger will not be unlawful under section 765 of the Income and Corporation Taxes Act 1988.

13.2.1.7	Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

The comments set out below relate to holders of ABN AMRO Ordinary Shares wherever resident for tax purposes (not only holders that are resident for tax purposes in the United Kingdom), but not to holders such as market makers, brokers, dealers and intermediaries, to whom special rules may apply.

(a)	Primary Exchange

New Barclays Ordinary Shares that are issued to ABN AMRO Ordinary Shareholders opting for the Primary Exchange will be issued into Euroclear Nederland via the CREST account of Euroclear Nederland.

Subject to certain exemptions, a charge to stamp duty or SDRT will arise on the issue or transfer of New Barclays Ordinary Shares to, or to a nominee or agent for, (1) particular persons providing a clearance service or (2) an issuer of depositary receipts. The rate of stamp duty or SDRT will generally be 1.5 percent of either (x) in the case of an issue of New Barclays Ordinary Shares, the issue price of the New Barclays Ordinary Shares concerned, or (y) in the case of a transfer of New Barclays Ordinary Shares, the amount or value of the consideration for the transfer or, in some circumstances, the value of the New Barclays Ordinary Shares concerned, in the case of stamp duty rounded up if necessary to the nearest multiple of GBP 5. Barclays will bear the cost of any stamp duty or SDRT that may arise in connection with the Primary Exchange (and only in connection with the Primary Exchange) with respect to the issue of New Barclays Ordinary Shares into Euroclear Nederland via the CREST account of Euroclear Nederland and the initial receipt of the New Barclays Ordinary Shares (or interests therein within Euroclear Nederland) by holders of ABN AMRO Ordinary Shares who tender their ABN AMRO Ordinary Shares before the termination of the closing date of the Offer.

No stamp duty need, in practice, be paid on the acquisition or transfer of interests in New Barclays Ordinary Shares within Euroclear Nederland, provided that any instrument of transfer or contract of sale is executed and remains at all times outside the United Kingdom.

An agreement for the transfer of interests in New Barclays Ordinary Shares between accountholders of Euroclear Nederland while such New Barclays Ordinary Shares are held within Euroclear Nederland will not give rise to a liability to SDRT provided that, at the time the agreement is made, Euroclear Nederland satisfies various conditions laid down in the relevant UK legislation.

(b)	Alternative Exchange

New Barclays Ordinary Shares issued to ABN AMRO Ordinary Shareholders opting for the Alternative Exchange will be held in CREST or in certificated form, and the following paragraphs proceed on the basis that such New Barclays Ordinary Shares are not subsequently transferred to, or to a nominee or agent for, (1) particular persons providing a clearance service or (2) an issuer of depositary receipts.

No liability to stamp duty or SDRT will arise on the issue of New Barclays Ordinary Shares into CREST or in certificated form.

A conveyance or transfer on sale of New Barclays Ordinary Shares which are not held within a clearance service (such as Euroclear Nederland) will usually be subject to ad valorem stamp duty, generally at the rate of 0.5 percent of the amount or value of the consideration for the transfer (rounded up to the nearest GBP 5).

An unconditional agreement for such transfer or a conditional agreement which subsequently becomes unconditional will be liable to SDRT, generally at the rate of 0.5 percent of the consideration for the transfer, but such liability will be cancelled if the agreement is completed by a duly stamped instrument of transfer within six years of the date of the agreement or, if the agreement was conditional, the date the agreement became unconditional. Where the stamp duty is paid, any SDRT previously paid will be repaid on the making of an appropriate claim. Stamp duty and SDRT are normally paid by the purchaser.

Under the CREST system of paperless transfers, no stamp duty or SDRT will arise on a transfer of such New Barclays Ordinary Shares into the system, unless such a transfer is made for consideration in money or money’s worth, in which case a liability to SDRT will arise (usually at a rate of 0.5 percent of the amount or value of the consideration given). Paperless transfers of shares within CREST will be liable to SDRT rather than stamp duty, also at a rate of 0.5 percent, and SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected by CREST.

(c)	Exchange for Barclays Preference Shares

Barclays Preference Shares issued to holders of ABN AMRO DR Preference Shares will be held in certificated form, and the following paragraphs proceed on the basis that such Barclays Preference Shares are not subsequently transferred to, or to a nominee or agent for, (1) particular persons providing a clearance service or (2) an issuer of depositary receipts.

No liability to stamp duty or SDRT will arise on the issue of Barclays Preference Shares in certificated form.

A conveyance or transfer on sale of Barclays Preference Shares which are not held within a clearance service (such as Euroclear Nederland) will usually be subject to ad valorem stamp duty, generally at the rate of 0.5 percent of the amount or value of the consideration for the transfer (rounded up to the nearest GBP 5).

An unconditional agreement for such transfer or a conditional agreement which subsequently becomes unconditional will be liable to SDRT, generally at the rate of 0.5 percent of the consideration for the transfer, but such liability will be cancelled if the agreement is completed by a duly stamped instrument of transfer within six years of the date of the agreement or, if the agreement was conditional, the date the agreement became unconditional. Where the stamp duty is paid, any SDRT previously paid will be repaid on the making of an appropriate claim. Stamp duty and SDRT are normally paid by the purchaser.

13.3	Belgian taxation considerations
It is generally recommended for Belgian tax residents to opt for the Alternative Exchange. Electing for the Primary Exchange may give rise to a tax liability for Belgian tax residents. Please consider attentively this Belgian tax section and consult with your tax adviser.
The comments set out below are based on existing Belgian tax laws and practices as at the date of this Offer Memorandum, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide only, and do not constitute taxation or legal advice.
The comments set out below apply only to holders of ABN AMRO Ordinary Shares, DR Preference Shares or Formerly Convertible Preference Finance Shares and subsequently of New Barclays Ordinary Shares and Barclays Preference Shares who are resident for tax purposes in (and only in) Belgium (except insofar as express reference is made to the treatment of non-residents), who hold these shares in their own name and for their own account and who are the beneficial owners thereof.
The comments below do not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to tender ABN AMRO Ordinary Shares, DR Preference Shares or Formerly Convertible Preference Finance Shares in response to the Offer, to acquire, hold or dispose of New Barclays Ordinary Shares or Barclays Preference Shares or to receive dividends, liquidation proceeds or other distributions in respect of such shares.
Certain categories of holders, such as traders, broker-dealers, banks, insurance companies and collective investment schemes, and holders who have (or are deemed to have) acquired their ABN AMRO Ordinary Shares, DR Preference Shares or Formerly Convertible Preference Finance Shares by virtue of or in connection with an office or employment, may be subject to special rules and this summary does not apply to such holders.
The comments set out below relate only to certain limited aspects of the taxation treatment of holders of the ABN AMRO Ordinary Shares, DR Preference Shares or Formerly Convertible Preference Finance Shares and subsequently of New Barclays Ordinary Shares and Barclays Preference Shares. They do not intend to provide the holders of stock subscription options or other comparable instruments (including shares and stock options acquired under employee incentive programs) with a description of the possible tax and social security implications of the Offer for them, nor to determine under which conditions these options or other instruments are or may become exercisable prior to the expiration of the acceptance period of the Offer.
For the purpose of applying the Belgian tax rules and regulations, it is assumed that holders of ABN AMRO ADSs and DR Preference Shares are treated in the same way as holders of ABN AMRO Ordinary Shares. This assumption has however not been confirmed by or verified with the Belgian tax authorities. Belgian resident holders of ABN AMRO ADSs and DR Preference Shares should therefore consult their own tax advisers as to the potential tax consequences of a transfer of such ABN AMRO ADSs or DR Preference Shares.
For the purpose of this summary, a Belgian resident is (i) an individual subject to Belgian personal income tax (i.e. an individual who has his domicile in Belgium or has the seat of his assets in Belgium, or a person assimilated to a Belgian resident), (ii) a company subject to Belgian corporate income tax (i.e. a company that has its registered office, its main establishment, or its place of management in Belgium) or (iii) a legal entity subject to the Belgian tax on legal entities (i.e. a legal entity other than a company subject to the corporate income tax, that has its registered office, its main establishment, or its place of management in Belgium). A Belgian non-resident is a person that is not a Belgian resident.
Any holders of ABN AMRO Ordinary Shares, DR Preference Shares or Formerly Convertible Preference Finance Shares who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside Belgium, should consult their own professional advisers immediately.

13.3.1	Tax Regime Of The Offer for Belgian residents

13.3.1.1	Income tax

Individuals

(a)	Primary Exchange — ABN AMRO Ordinary Shares, receipt of Barclays (Netherlands) Shares and receipt of New Barclays Ordinary Shares and/or cash

For Belgian individuals holding shares as a private investment, the disposal of their shares in exchange for other shares and/or cash will, as a rule, not be a taxable transaction. However, taking into account the particular features of the Primary Exchange it cannot be totally excluded that it would be argued that the transfer of the ABN AMRO Ordinary Shares in exchange for Barclays (Netherlands) Shares is a transaction that falls outside the scope of normal management of one’s private assets and that would therefore be taxable at the rate of 33% (to be increased by additional local taxes).

In addition, Belgian individuals who hold their ABN AMRO Ordinary Shares for professional purposes or who enter into transactions that are considered as speculative will also be subject to income tax in Belgium.

Capital losses realised upon the disposal of ABN AMRO Ordinary Shares are generally not tax deductible.

The exchange of Barclays (Netherlands) Shares against New Barclays Ordinary Shares and/or cash should, as a rule, not give rise to the realisation of capital gains.

(b)	Alternative Exchange — ABN AMRO Ordinary Shares and receipt of New Barclays Ordinary Shares and/or cash

For Belgian individuals holding ABN AMRO Ordinary Shares as a private investment, the disposal of ABN AMRO Ordinary Shares in exchange for New Barclays Ordinary Shares and/or cash payments will, as a rule, not be a taxable transaction.

Capital gains or losses on this disposal will therefore not be taxable or deductible in Belgium. Belgian individuals may, however, be subject to income tax in Belgium at the rate of 33% (to be increased by additional local taxes) if they realize a capital gain on ABN AMRO Ordinary Shares which is deemed to be speculative or outside the scope of normal management of private assets.

Belgian individuals who hold their ABN AMRO Ordinary Shares for professional purposes will also be subject to income tax in Belgium.

(c)	DR Preference Shares

For Belgian individuals holding DR Preference Shares as a private investment, the disposal of DR Preference Shares in exchange for Barclays Preference Shares and/or cash will, as a rule, not be a taxable transaction.

Capital gains or losses on this disposal will therefore not be taxable or deductible in Belgium. Belgian individuals may, however, be subject to income tax in Belgium at the rate of 33% (to be increased by additional local taxes) if they realize a capital gain on DR Preference Shares which is deemed to be speculative or outside the scope of normal management of private assets.

Belgian individuals who hold their DR Preference Shares for professional purposes will also be subject to income tax in Belgium.

(d)	Formerly Convertible Preference Finance Shares

For Belgian individuals holding Formerly Convertible Preference Finance Shares as a private investment, the disposal of these shares in exchange for cash will, as a rule, not be a taxable transaction.

Capital gains or losses on this disposal will therefore not be taxable or deductible in Belgium. Belgian individuals may, however, be subject to income tax in Belgium at the rate of 33% (to be increased by additional local taxes) if they realize a capital gain on Formerly Convertible Preference Finance Shares which is deemed to be speculative or outside the scope of normal management of private assets.

Belgian individuals who hold their Formerly Convertible Preference Finance Shares for professional purposes will also be subject to income tax in Belgium.

Companies

(a)	Primary Exchange — ABN AMRO Ordinary Shares, receipt of Barclays (Netherlands) Shares and receipt of New Barclays Ordinary Shares and/or cash

For Belgian companies the disposal of their shares in exchange for other shares and/or cash payments will, as a rule, not be a taxable transaction. However, taking into account the particular features of the exchange under the Primary Exchange, it cannot be totally excluded that the argument will be made that the transfer of the ABN AMRO Ordinary Shares and the receipt of Barclays (Netherlands) Shares have to be analysed as taxable transactions.

Capital losses realised upon the disposal of ABN AMRO Ordinary Shares are generally not tax deductible.

The exchange of Barclays (Netherlands) Shares against New Barclays Ordinary Shares and/or cash should, as a rule, not give rise to the realisation of capital gains.

(b)	Alternative Exchange — ABN AMRO Ordinary Shares and receipt of New Barclays Ordinary Shares and/or cash

For Belgian companies holding ABN AMRO Ordinary Shares, the disposal of ABN AMRO Ordinary Shares in exchange for New Barclays Ordinary Shares and/or cash payments will, as a rule, not be a taxable transaction.

Capital losses on this disposal will in principle not be tax deductible in Belgium.

(c)	DR Preference Shares

For Belgian companies holding DR Preference Shares, the disposal of DR Preference Shares in exchange for Barclays Preference Shares and/or cash will not be a taxable transaction provided that any dividends distributed with respect to the DR Preference Shares would qualify for the Belgian participation exemption (without regard to the minimum holding requirement, the minimum holding period requirement and the requirement that the shares must qualify as financial fixed assets).

Capital losses on this disposal will in principle not be tax deductible in Belgium.

(d)	Formerly Convertible Preference Finance Shares

For Belgian companies holding Formerly Convertible Preference Finance Shares, the disposal of their shares in exchange for cash will not be a taxable transaction provided that any dividends distributed with respect to the Formerly Convertible Preference Finance Shares would qualify for the Belgian participation exemption (without regard to the minimum holding requirement, the minimum holding period requirement and the requirement that the shares must qualify as financial fixed assets).

Capital losses on this disposal will in principle not be tax deductible in Belgium.

Legal entities

(a)	Primary Exchange — ABN AMRO Ordinary Shares, receipt of Barclays (Netherlands) Shares and receipt of New Barclays Ordinary Shares and/or cash

For Belgian legal entities subject to legal entities’ tax, the disposal of their shares in exchange for other shares and/or cash payments will, as a rule, not be a taxable transaction.

Capital losses realized upon the disposal of ABN AMRO Ordinary Shares are not tax deductible.

The exchange of Barclays (Netherlands) Shares against New Barclays Ordinary Shares and/or cash should, as a rule, not give rise to the realisation of capital gains.

(b)	Alternative Exchange — ABN AMRO Ordinary Shares and receipt of New Barclays Ordinary Shares and/or cash

For Belgian legal entities subject to legal entities’ tax, the disposal of ABN AMRO Ordinary Shares in exchange for New Barclays Ordinary Shares and/or cash payments will, as a rule, not be a taxable transaction.

Capital gains or losses on this disposal will therefore not be taxable or deductible in Belgium.

(c)	DR Preference Shares

For Belgian legal entities subject to legal entities’ tax, the disposal of DR Preference Shares in exchange for Barclays Preference Shares or cash will, as a rule, not be a taxable transaction.

Capital gains or losses on this disposal will therefore not be taxable or deductible in Belgium.

(d)	Formerly Convertible Preference Finance Shares

For Belgian legal entities subject to legal entities’ tax, the disposal of these shares in exchange for cash will, as a rule, not be a taxable transaction.

Capital gains or losses on this disposal will therefore not be taxable or deductible in Belgium.

13.3.1.2	Other Belgian tax consequences

Transfers of shares for valuable consideration may give rise to a tax on stock exchange transactions (taks op beursverrichtingen / taxe sur les opérations de bourse) of 0.17% if they are carried out through a financial institution established in Belgium. The amount of tax, however, is capped at €500 per party and per transaction, and various types of investors (including credit institutions, insurance companies, pension funds and all non-residents of Belgium) are exempted from this tax. No tax on stock exchange transactions will be due in respect of (i) the exchange of Barclays (Netherlands) shares against New Barclays Ordinary Shares under the Primary Exchange, (ii) the exchange of ABN AMRO Ordinary Shares against New Barclays Ordinary Shares under the Alternative Exchange and (iii) the exchange of DR Preference Shares against Barclays Preference Shares. However, stock exchange tax may be due in respect of (i) the exchange of ABN AMRO Ordinary Shares against Barclays (Netherlands) shares under the Primary Exchange, (ii) the disposal of Barclays (Netherlands) Shares in exchange for cash under the Primary Exchange (iii) the disposal of ABN AMRO Ordinary Shares in exchange for cash under the Alternative Exchange, (iv) the disposal of DR Preference Shares in exchange for cash and (v) the disposal of Formerly Convertible Finance Shares in exchange for cash.

The stock exchange tax is normally due separately by each party to the transaction. The stock exchange tax for which the holders of ABN AMRO Ordinary Shares, DR Preference Shares or Formerly Convertible Finance Shares are liable will be withheld by the Belgian financial intermediary from the consideration paid to such holder pursuant to the Offer.

13.3.2	Acquisition, Holding And Disposal Of New Barclays Ordinary Shares And Barclays Preference Shares

(a)	Dividends

Individuals

Dividends paid by Barclays will be subject to Belgian withholding tax (précompte mobilier/roerende voorheffing) at the rate of 25%, when paid or made available through a professional intermediary in Belgium. No UK withholding tax will be due on these dividends.

For individuals who hold New Barclays Ordinary Shares or Barclays Preference Shares as a private investment, this Belgian withholding tax (précompte mobilier/roerende voorheffing) is a final tax and any dividends that have been subject to it need not be reported in such person’s personal income tax return. If no dividend withholding tax (précompte mobilier/roerende voorheffing) has been levied in Belgium (i.e. in case of payment outside of Belgium without the intervention of a professional intermediary in Belgium), the net amount of such dividends must be reported in the holder’s personal income tax return and is taxable at the separate rate of 25%, to be increased with local taxes.

For resident individuals who hold the New Barclays Ordinary Shares or the Barclays Preference Shares for professional purposes, the dividends received will be taxed at the progressive personal income tax rates increased by the local surcharge. Any withholding tax will be creditable against the personal income tax due and, to the extent that it exceeds the tax payable, shall be reimbursed subject to two conditions: (i) the taxpayer must own the New Barclays Ordinary Shares or the Barclays Preference Shares at the time of payment or attribution of the dividends in full legal ownership, and (ii) the dividend distribution may not give rise to a reduction in the value of, or a capital loss on the shares. The second condition is not applicable if such investor proves that he/she held the New Barclays Ordinary Shares or the Barclays Preference Shares in full legal ownership during an uninterrupted period of twelve months prior to the attribution of the dividends.

Companies

No Belgian withholding tax (précompte mobilier/roerende voorheffing) is levied where the Belgian holder of the New Barclays Ordinary Shares or the Barclays Preference Shares is a company that receives Barclays dividends paid or made available through a professional intermediary in Belgium (provided that such holder fulfils applicable certification formalities). No UK withholding tax will be due on these dividends.

Dividends paid on New Barclays Ordinary Shares or Barclays Preference Shares will, as a rule, be subject to corporate tax at the rate of 33.99%. However, companies will be able to deduct from their taxable income (other than certain disallowed expenses and other taxable items) up to 95% of the dividends received if these dividends are eligible for the dividends-received deduction. For the dividends-received deduction to apply, the New Barclays Ordinary Shares or the Barclays Preference Shares held by a Belgian company must, at the time of payment of the dividends: (i) represent at least 10% of Barclays share capital or have an acquisition value of at least €1.2 million; (ii) be fully owned by such Belgian company; (iii) be accounted for as financial fixed assets (within the meaning of Belgian accounting law) in the financial statements of such Belgian company; and (iv) be held or have been held continuously for at least one consecutive year. For certain investment companies and for certain financial institutions and insurance companies, certain of the aforementioned conditions do not apply.

Legal entities

Dividends paid on the New Barclays Ordinary Shares or the Barclays Preference Shares will be subject to Belgian withholding tax (précompte mobilier/roerende voorheffing) at the rate of 25%, when paid or made available through a financial intermediary in Belgium. No UK withholding tax will be due on these dividends.

Where the holder of the New Barclays Ordinary Shares or the Barclays Preference Shares is a Belgian legal entity and no dividend withholding tax (précompte mobilier/roerende voorheffing) has been levied in Belgium (i.e., in case of payment outside of Belgium without the intervention of a professional intermediary in Belgium), the legal entity is liable to pay itself the 25% Belgian withholding tax (précompte mobilier/roerende voorheffing).

(b)	Capital gains and losses

Individuals

Private investors who are Belgian residents are in principle not subject to Belgian income tax on capital gains realised upon the sale, exchange or other transfer of New Barclays Ordinary Shares or Barclays Preference Shares, unless the capital gain is the result of speculation or cannot be considered as the result of normal management of one’s private assets (in which case a 33% tax applies plus local surcharges).

Capital losses suffered by private investors upon the disposal of New Barclays Ordinary Shares or Barclays Preference Shares are generally not tax deductible.

Individual residents who hold the New Barclays Ordinary Shares or the Barclays Preference Shares for professional purposes are taxed at the ordinary progressive income tax rates increased by the applicable local surcharge on any capital gains realised upon the disposal of their shares. If the shares were held for at least 5 years, the capital gains tax will be levied at a reduced rate of 16.5%.

Capital gains realised upon redemption of the New Barclays Ordinary Shares or the Barclays Preference Shares or in the case of liquidation may give rise to taxation at a separate rate of 10%.

Companies

Resident companies holding New Barclays Ordinary Shares or Barclays Preference Shares through a permanent establishment in Belgium, will in principle not be taxed in Belgium with respect to capital gains realised upon disposal of their shares. Capital losses realised by such companies will, as a rule, not be deductible.

In case of liquidation of Barclays, capital losses on the New Barclays Ordinary Shares or the Barclays Preference Shares are, however, tax deductible up to the loss of fiscal capital of Barclays represented by those shares.

Capital gains realised upon redemption of the shares or in the case of liquidation will generally be taxed as a dividend.

Legal entities

Resident legal entities will, as a rule, not be subject to Belgian capital gains tax on the disposal of the New Barclays Ordinary Shares or the Barclays Preference Shares. Capital losses incurred by resident legal entities upon disposal of the shares are not tax deductible.

Capital gains realised upon redemption of the shares or in the case of liquidation may give rise to taxation at a separate rate of 10%.

13.3.3	United Kingdom Taxation Considerations for Belgian Holders of ABN AMRO Shares

The following summary applies solely to a Belgian holder of ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares and, subsequently, the Barclays Ordinary Shares and Barclays Preference Shares. You will be a Belgian holder only if:

•	you are not and have not been a citizen of any other jurisdiction (including, without limitation, the UK); or

•	you are not and have not been resident or ordinarily resident for tax purposes in any other jurisdiction (including, without limitation, the UK).

If you are not a Belgian holder, this discussion does not apply to you and you are encouraged to consult with your own tax adviser.

The following is a summary of certain United Kingdom tax consequences relating to the acceptance of the Offer. The comments set out below are based on existing United Kingdom tax law and what is understood to be current HM Revenue and Customs practice as at the date of this Offer Memorandum, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide only, and do not constitute taxation or legal advice and relate only to certain limited aspects of the taxation treatment of Belgian holders of the ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares and, subsequently, the Barclays Ordinary Shares and Barclays Preference Shares.

Other than in respect of the matters set forth under the heading “Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)” below, the comments set out below apply only to Belgian holders of the ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares who hold the ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares and, subsequently, the Barclays Ordinary Shares and Barclays Preference Shares, as an investment and who are the absolute beneficial owners thereof. Certain categories of Belgian holders, such as traders, broker-dealers, insurance companies and collective investment schemes, and Belgian holders who have (or are deemed to have) acquired their ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares by virtue of or in connection with an office or employment or Belgian holders of ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares who acquire their ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares by exercising options, may be subject to special rules and this summary does not apply to such Belgian holders. The comments set out below relate only to certain limited aspects of the taxation treatment of Belgian holders of the ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares.

Any Belgian holders of ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside Belgium, should consult their own professional advisers immediately.

Primary Exchange — Disposal of ABN AMRO Ordinary Shares, receipt of Barclays (Netherlands) shares and receipt of Barclays Ordinary Shares and/or cash

A Belgian holder of ABN AMRO Ordinary Shares who receives Barclays (Netherlands) Shares and subsequently Barclays Ordinary Shares and/or cash pursuant to the Primary Exchange should not be liable to United Kingdom corporation tax on chargeable gains or capital gains tax (“CGT”) or other tax in the UK in respect of the receipt of the Barclays (Netherlands) shares and subsequent receipt of Barclays Ordinary Shares and/or cash.

Alternative Exchange — ABN AMRO Ordinary Shares and receipt of Barclays Ordinary Shares and/or cash

A Belgian holder of ABN AMRO Ordinary Shares who receives Barclays Ordinary Shares and/or cash pursuant to the alternative exchange should not be liable to CGT or other tax in the UK in respect of the alternative exchange.

DR Preference Shares

A Belgian holder of DR Preference Shares who receives cash or Barclays Preference Shares in exchange for his DR Preference Shares should not be liable to CGT or other tax in the UK in respect of the receipt of the cash or Barclays Preference Shares.

Formerly Convertible Preference Finance Shares

A Belgian holder of Formerly Convertible Preference Finance Shares who receives cash in exchange for his Formerly Convertible Preference Finance Shares should not be liable to CGT or other tax in the UK in respect of the receipt of such cash.

Tax Clearances

(a)	Section 707 of the Income and Corporation Taxes Act 1988

Belgian holders of ABN AMRO Ordinary Shares are advised that clearance under section 707 of the Income and Corporation Taxes Act 1988 has been obtained from HM Revenue and Customs stating that section 703 of the Income and Corporation Taxes Act 1988, which provides for the cancellation of a tax advantage arising from certain transactions in securities, will not apply.

(b)	Section 765 of the Income and Corporation Taxes Act 1988

Belgian holders of ABN AMRO Ordinary Shares are advised that the consent of the Treasury has been obtained in respect of the transaction, that the transaction will not be unlawful under section 765 of the Income and Corporation Taxes Act 1988.

Taxation of dividends in respect of Barclays Ordinary Shares or Barclays Preference Shares

Barclays is not required to withhold at source any amount in respect of United Kingdom tax when paying a dividend on the Barclays Ordinary Shares or Barclays Preference Shares.

Taxation of capital gains in respect of Barclays Ordinary Shares or Barclays Preference Shares

(a)	Belgian holders of Barclays Ordinary Shares or Barclays Preference Shares with a permanent establishment or branch or agency in the United Kingdom

A disposal of Barclays Ordinary Shares or Barclays Preference Shares by a Belgian holder of Barclays Ordinary Shares or Barclays Preference Shares who carries on a trade, profession or vocation in the UK through a permanent establishment (where the Belgian holder of Barclays Ordinary Shares or Barclays Preference Shares is a company) or through a branch or agency (where the Belgian holder of Barclays Ordinary Shares or Barclays Preference Shares is not a company) and who has used, held or acquired the Barclays Ordinary Shares or Barclays Preference Shares for the purposes of such trade, profession or vocation or such permanent establishment, branch or agency (as appropriate) may, depending on the Belgian holder’s circumstances and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of CGT.

(b)	Belgian holder of Barclays Ordinary Shares or Barclays Preference Shares with no permanent establishment or branch or agency in the United Kingdom.

A Belgian holder of Barclays Ordinary Shares or Barclays Preference Shares who makes a disposal of such Barclays Ordinary Shares or Barclays Preference Shares and who does not carry on a trade, profession or vocation in the UK through a permanent establishment (where the Belgian holder of Barclays Ordinary Shares or Barclays

Preference Shares is a company) or through a branch or agency (where the Belgian holder of Barclays Ordinary Shares or Barclays Preference Shares is not a company) should not be liable to CGT or other tax in the UK.

Inheritance Tax

Subject to the value of the individual’s UK estate, where a Belgian Holder of Barclays Ordinary Shares or Barclays Preference Shares is an individual, UK inheritance tax may arise in the following circumstances:

(i)	on the death of that individual (depending on the value of the individual’s estate); and

(ii)	where that individual makes a gift of such shares (including any transfer at less than full market value).

Inheritance tax is not generally chargeable on gifts to individuals made more than seven years before the death of the donor or to spouses.

Subject to limited exclusions, gifts to settlements and to companies may give rise to an immediate inheritance tax charge. Where Barclays Ordinary Shares or Barclays Preference Shares are held in settlements they may be subject to inheritance tax charges periodically during the continuance of the settlement, on transfers out of the settlement and on certain other events.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

The comments set out below relate to holders of ABN AMRO Ordinary Shares, Barclays Ordinary Shares and Barclays Preference Shares wherever resident for tax purposes, but not to holders such as market makers, brokers, dealers and intermediaries, to whom special rules may apply.

Primary Exchange

Barclays Ordinary Shares that are issued to holders of ABN AMRO Ordinary Shares opting for the Primary Exchange will be issued into Euroclear Nederland via the CREST account of Euroclear Nederland.

Subject to certain exemptions, a charge to stamp duty or SDRT will arise on the issue or transfer of Barclays Ordinary Shares to, or to a nominee or agent for, (1) particular persons providing a clearance service or (2) an issuer of depositary receipts. The rate of stamp duty or SDRT will generally be 1.5 percent, of either (x) in the case of an issue of Barclays Ordinary Shares, the issue price of the Barclays Ordinary Shares concerned, or (y) in the case of a transfer of Barclays Ordinary Shares, the amount or value of the consideration for the transfer or, in some circumstances, the value of the Barclays Ordinary Shares concerned, in the case of stamp duty rounded up if necessary to the nearest multiple of £5.

Barclays will bear the cost of any stamp duty or SDRT that may arise in connection with the Primary Exchange (and only in connection with the Primary Exchange) with respect to the issue of Barclays Ordinary Shares into Euroclear Nederland via the CREST account of Euroclear Nederland and the initial receipt of the Barclays Ordinary Shares (or interests therein within Euroclear Nederland) by holders of ABN AMRO Ordinary Shares who tender their ABN AMRO Ordinary Shares before the termination of the closing date of the Offer.

No stamp duty need, in practice, be paid on the acquisition or transfer of interests in Barclays Ordinary Shares within Euroclear Nederland, provided that any instrument of transfer or contract of sale is executed and remains at all times outside the United Kingdom.

An agreement for the transfer of interests in Barclays Ordinary Shares between accountholders of Euroclear Nederland while such Barclays Ordinary Shares are held within Euroclear Nederland will not give rise to a liability to SDRT provided that, at the time the agreement is made, Euroclear Nederland satisfies various conditions laid down in the relevant UK legislation.

Alternative Exchange and DR Preference Shares

Barclays Ordinary Shares issued to holders of ABN AMRO Ordinary Shares opting for the Alternative Exchange will be held in CREST or in certificated form and Barclays Preference Shares issued to holders of DR Preference Shares will be held in certificated form, and the following paragraphs proceed on the basis that such Barclays Ordinary Shares and Barclays Preference Shares are not subsequently transferred to, or to a nominee or agent for, (1) particular persons providing a clearance service or (2) an issuer of depositary receipts.

No liability to stamp duty or SDRT will arise on (1) the issue of Barclays Ordinary Shares into CREST or in certificated form or (2) the issue of Barclays Preference Shares in certificated form.

A conveyance or transfer on sale of Barclays Ordinary Shares or Barclays Preference Shares which are not held within a clearance service (such as Euroclear Nederland) will usually be subject to ad valorem stamp duty, generally at the rate of 0.5% of the amount or value of the consideration for the transfer (rounded up to the nearest £5).

An unconditional agreement for such transfer or a conditional agreement which subsequently becomes unconditional will be liable to SDRT, generally at the rate of 0.5% of the consideration for the transfer; but such liability will be cancelled if the agreement is completed by a duly stamped instrument of transfer within six years of the date of the agreement or, if the agreement was conditional, the date the agreement became unconditional. Where the stamp duty is paid, any SDRT previously paid will be repaid on the making of an appropriate claim. Stamp duty and SDRT are normally paid by the purchaser.

Under the CREST system of paperless transfers, no stamp duty or SDRT will arise on a transfer of such Barclays Ordinary Shares into the system, unless such a transfer is made for consideration in money or money’s worth, in which case a liability to SDRT will arise (usually at a rate of 0.5% of the amount or value of the consideration given). Paperless transfers of shares within CREST will be liable to SDRT rather than stamp duty, also at a rate of 0.5%, and SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected by CREST.

13.4	French taxation considerations
The following is a summary of certain limited French tax consequences relating to the acceptance of the Offer. The comments set out below are based on existing French tax law, which is subject to change, possibly with retrospective effect. They are intended as a general guide only, and do not constitute taxation or legal advice and relate only to certain limited aspects of the taxation treatment of holders of the ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares.
The comments set out below apply only to holders of the ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares who are resident, for tax purposes in (and only in) France. Certain categories of holders, such as individual shareholders who carry out trading operations in conditions similar to a professional, may be subject to special rules and this summary does not apply to such holders. The comments set out below do not apply to holders who own the ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares through a permanent establishment or a fixed place of business located outside of France.
Any holders of ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside France, should consult their own professional advisers.

13.4.1	Primary Exchange — ABN AMRO Ordinary Shares, receipt of shares in Barclays (Netherlands) and receipt of cash in addition to New Barclays Ordinary Shares

13.4.1.1	French entities subject to French corporate income tax

With regard to the exchange of ABN AMRO Shares for Barclays (Netherlands) Shares, under Article 38.7 of the French Code Général des Impôts (“French Tax Code”), a holder of ABN AMRO Ordinary Shares who receives Barclays (Netherlands) Shares pursuant to the Primary Exchange should benefit from a roll over relief for the purposes of French corporate income tax. The Barclays (Netherlands) Shares should be treated as having been acquired at the same time and for the same consideration, as the ABN AMRO Ordinary Shares. Such tax regime is compulsory (i.e. neither the latent losses nor the latent gains can be crystallized upon the exchange under that provision of the French Tax Code).

With regard to the receipt of New Barclays Ordinary Shares, this provision does not apply to a holder of Barclays (Netherlands) Shares who receives cash pursuant to the Primary Exchange in addition to the New Barclays Ordinary Shares if the level of cash exceeds 10% of the nominal value of the New Barclays Ordinary Shares received or the total amount of the capital gain made. Thus, this holder would be liable for corporate income tax at the rate of 33 1/3% on its capital gain (or, if applicable, at the reduced rate of 0% which applies to long term capital gains, subject to a service charge amounting to 5% of the net amount of capital gains to determine the profits taxable under the standard rate) increased by a social security contribution amounting to 3.3% of the corporate tax amount exceeding EUR 763,000 per 12-month period.

However, under Article 38.7 of the French Tax Code a holder of Barclays (Netherlands) Shares who receives cash in addition to New Barclays Ordinary Shares, can benefit from a roll over relief for the purposes of French corporate income tax for the fraction of the capital gain corresponding to the exchange provided that the cash proportion, which is immediately taxed, is less than the amount of the capital gain and does not exceed 10% of the nominal value of the New Barclays Ordinary Shares received. In this case, the New Barclays Ordinary Shares should be treated as having been acquired at the same time and for the same consideration, as the ABN AMRO Ordinary Shares. Such tax regime is compulsory (i.e. neither the latent losses nor the latent gains can be crystallized upon the exchange under that provision of the French Tax Code). Filing requirements as provided for by Article 54 septies of the French Tax Code will have to be complied with.

13.4.1.2	French individual shareholders holding the ABN AMRO Ordinary Shares as a private investment

With regard to the exchange of ABN AMRO Shares for Barclays (Netherlands) Shares, under Article 150-0B of the French Tax Code, a holder of ABN AMRO Ordinary Shares who receives Barclays (Netherlands) Shares pursuant to the Primary Exchange should benefit from a roll over relief for the purposes of French personal income tax. The Barclays (Netherlands) Shares should be treated as having been acquired at the same time and for the same consideration, as the ABN AMRO Ordinary Shares. Such tax regime is compulsory (i.e. neither the latent losses nor the latent gains can be crystallized upon the exchange under that provision of the French Tax Code).

With regard to the receipt of New Barclays Ordinary Shares, this provision does not apply to a holder of Barclays (Netherlands) Shares who receives cash pursuant to the Primary Exchange in addition to the New Barclays Ordinary Shares if the level of cash exceeds 10% of the nominal value of the received New Barclays Ordinary Shares. Thus, this holder would be liable for personal income tax at the rate of 16% and for social contributions at the rate of 11% on the capital gain made. However, if the annual amount of the proceeds of sales of securities realised by the members of the taxpayer’s household (excluding in particular exempt sales of securities in the context of a securities plan or employee savings plan (“PEA” or “PEE”) and exchanges of securities benefiting from the roll over relief provided for by Article 150-0B of the French Tax Code) does not exceed a threshold equal to EUR 20,000 for the taxation of the 2007 income, no personal income tax or social contribution would be due on the capital gains deriving from the Primary Exchange.

However, according to Article 150-0B of the French Tax Code, if the proportion of cash does not exceed 10% of the nominal value of the New Barclays Ordinary Shares received, a holder of Barclays (Netherlands) Shares who receives New Barclays Ordinary Shares pursuant to the Primary Exchange should benefit from a roll over relief for the purposes of French personal income tax for the total amount of the capital gain. In this case, the New Barclays Ordinary Shares should be treated as having been acquired at the same time and for the same consideration, as the ABN AMRO Ordinary Shares. Such tax regime is compulsory (i.e. neither the latent losses nor the latent gains can be crystallized upon the exchange under that provision of the French Tax Code).

The roll over relief expires when the New Barclays Ordinary Shares are sold, redeemed or cancelled.

13.4.2	Alternative Exchange — ABN AMRO Ordinary Shares and receipt of cash in addition to New Barclays Ordinary Shares

13.4.2.1	French entities subject to French corporate income tax

A holder of ABN AMRO Ordinary Shares who receives in addition to the New Barclays Ordinary Shares a level of cash exceeding 10% of the nominal value of the New Barclays Ordinary Shares received or the total amount of the capital gain pursuant to the Alternative Exchange would be liable for corporate income tax at the rate of 33 1/3% on its capital gain (or, if applicable, at the reduced rate of 0% which applies to long term capital gains, subject to a service charge amounting to 5% of the net amount of capital gains to determine the profits taxable under the standard rate) increased by a social security contribution amounting to 3.3% of the corporate tax amount exceeding EUR 763,000 per 12-month period.

However, under Article 38.7 of the French Tax Code a holder of ABN AMRO Ordinary Shares who receives cash in addition to New Barclays Ordinary Shares, can benefit from a roll over relief for the purposes of French corporate income tax for the fraction of the capital gain corresponding to the exchange provided that the cash proportion, which is immediately taxed, is less than the amount of the capital gain and does not exceed 10% of the nominal value of the New Barclays Ordinary Shares received. In this case, the New Barclays Ordinary Shares should be treated as having been acquired at the same time and for the same consideration, as the ABN AMRO Ordinary Shares. Such tax regime is compulsory (i.e. neither the latent losses nor the latent gains can be crystallized upon the exchange under that provision of the French Tax Code). Filing requirements as provided for by Article 54 septies of the French Tax Code will have to be complied with.

13.4.2.2 French individual shareholders holding the ABN AMRO Ordinary Shares as a private investment

A holder of ABN AMRO Ordinary Shares who receives in addition to New Barclays Ordinary Shares a level of cash exceeding 10% of the nominal value of the New Barclays Ordinary Shares received pursuant to the Alternative Exchange would be liable for personal income tax at the rate of 16% and for social contributions at the rate of 11% on the capital gain made. However, if the annual amount of the proceeds of sales of securities realised by the members of the taxpayer’s household (excluding in particular exempt sales of securities in the context of a securities plan or employee savings plan (“PEA” or “PEE”) and exchanges of securities benefiting from the roll over relief provided for by Article 150-0B of the French Tax Code) does not exceed a threshold equal to EUR 20,000 for the taxation of the 2007 income, no personal income tax or social contribution would be due on the capital gains deriving from the Alternative Exchange.

However, according to Article 150-0B of the French Tax Code, if the proportion of cash does not exceed 10% of the nominal value of the New Barclays Ordinary Shares received, a holder of ABN AMRO Ordinary Shares who receives New Barclays Ordinary Shares pursuant to the Alternative Exchange should benefit from a roll over relief for the purposes of French personal income tax for the total amount of the capital gain. The New Barclays Ordinary Shares should be treated as having been acquired at the same time and for the same consideration, as the ABN AMRO Ordinary Shares. Such tax regime is compulsory (i.e. neither the latent losses nor the latent gains can be crystallized upon the exchange under that provision of the French Tax Code).

The roll over relief expires when the New Barclays Ordinary Shares are sold, redeemed or cancelled.

13.4.3	DR Preference Shares

Given the specific nature of the DR Preference Shares and of the Barclays Preference Shares, any holders of such shares who are in any doubt about their tax position, should consult their own professional advisers. That being said, the receipt of Barclays Preference Shares or of cash by a shareholder tendering his DR Preference Shares under the Offer should be treated as follows:

13.4.3.1	French entities subject to French corporate income tax

It is debatable whether a holder of DR Preference Shares who receives Barclays Preference Shares should benefit from a roll over relief for the purposes of French corporate income tax under Article 38.7 of the French Tax Code. If the roll over relief is not applicable, the holder of the DR Preference Shares should be treated as having disposed of his DR Preference Shares and should be liable for corporate income tax as described below.

A holder of DR Preference Shares who receives cash should be treated as disposing of his DR Preference Shares and should be liable for corporate income tax at the rate of 33 1/3% on his gain (or, if applicable, at the reduced rate of 0% which applies to long term capital gains, subject to a service charge amounting to 5% of the net amount of capital gains to determine the profits taxable under the standard rate) increased by a social security contribution amounting to 3.3% of the corporate tax amount exceeding EUR 763,000 per 12-month period.

13.4.3.2	French individual shareholders holding the DR Preference Shares as a private investment

Under Article 150-0B of the French Tax Code, a holder of DR Preference Shares who receives Barclays Preference Shares may benefit from a roll over relief for the purposes of French personal income tax. If the roll over relief is not applicable, the holder of the DR Preference Shares should be treated as having disposed of his DR Preference Shares and should be liable for personal income tax as described below.

A holder of DR Preference Shares who receives cash would be treated as disposing of his DR Preference Shares and would be liable for personal income tax at the rate of 16% and for social contributions at the rate of 11%. However, if the annual amount of the proceeds of sales of securities realised by the members of the taxpayer’s household (excluding in particular exempt sales of securities in the context of a securities plan or employee savings plan (“PEA” or “PEE”) and exchanges of securities benefiting from the roll over relief provided for by Article 150-0B of the French Tax Code) does not exceed a threshold equal to EUR 20,000 for the taxation of the 2007 income, no personal income tax or social contribution would be due on the capital gains deriving from the disposal of the DR Preference Shares.

13.4.4	Formerly Convertible Preference Finance Shares

A shareholder tendering his Formerly Convertible Preference Finance Shares for cash under the Offer should be treated as follows:

13.4.4.1	French entities subject to French corporate income tax

A holder of Formerly Convertible Preference Finance Shares who receives cash would be treated as disposing of his Formerly Convertible Preference Finance Shares and would be liable for corporate income tax at the rate of 33 1/3% (or, if applicable, at the reduced rate of 0% which applies to long term capital gains, subject to a service charge amounting to 5% of the net amount of capital gains to determine the profits taxable under the standard rate) increased by a social security contribution amounting to 3.3% of the corporate tax amount exceeding EUR 763,000 per 12-month period.

13.4.4.2 French individual shareholders holding the Formerly Convertible Preference Finance Shares as a private investment

A holder of Formerly Convertible Preference Finance Shares who receives cash would be treated as disposing of his Formerly Convertible Preference Finance Shares and would be liable for personal income tax at the rate of 16% and for social contributions at the rate of 11%. However, if the annual amount of the proceeds of sales of securities realised by the members of the taxpayer’s household (excluding in particular exempt sales of securities in the context of a securities plan or employee savings plan (“PEA” or “PEE”) and exchanges of securities benefiting from the roll over relief provided for by Article 150-0B of the French Tax Code) does not exceed a threshold equal to EUR 20,000 for the taxation of the 2007 income, no personal income tax or social contribution would be due on the capital gains deriving from the disposal of the Formerly Convertible Preference Finance Shares.

13.4.5	Fractional entitlements

Holders of ABN AMRO Ordinary Shares, Barclays (Netherlands) Shares or DR Preference Shares who receive cash in the case of rounding down of their entitlement to the New Barclays Ordinary Shares or the Barclays Preference Shares will be subject to French corporate income tax or to French personal income tax on the gain corresponding to the amount of cash received (see above paragraph 0 for a description of the corporate income tax and personal income tax rules).

13.5	Swiss taxation considerations

The following is a summary of the taxation consequences of acceptance of the offer to holders of ABN AMRO Ordinary Shares, DR Preference Shares and/or ABN AMRO Formerly Convertible Preference Shares under the laws of Switzerland as at the date of the offer. The summary is general in nature, does not take into account the specific circumstances of any shareholder and should not be relied upon by any shareholder. Accordingly, shareholders should obtain their own independent advice as to the taxation consequences of accepting the offer made, taking into account their own specific circumstances, before deciding whether to accept the offer.

Any holders of ABN AMRO Ordinary Shares, DR Preference Shares and/or ABN AMRO Formerly Convertible Preference Shares who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside Switzerland, should consult their own professional advisers immediately.

13.5.1	Primary Exchange — ABN AMRO Ordinary Shares, receipt of Barclays (Netherlands) Shares and subsequent receipt of New Barclays Ordinary Shares and/or cash

(a) Exchange of shares

In respect of a holder of ABN AMRO Ordinary Shares who is an individual resident in Switzerland who holds the shares as part of his private property, the exchange of ABN AMRO Ordinary Shares for New Barclays Ordinary Shares and/or cash pursuant to the Primary Exchange will not lead to any taxable income. However, in case a holder of ABN AMRO Ordinary Shares receive a cash consideration of more than 50% of the total consideration such cash consideration might lead to taxable income. In the case that ABN AMRO will be legally merged into a legal entity of Barclays (i.e. ABN AMRO will not continue to exist as a legal entity within the Barclays Group) within five years after the transfer of shares, then any achieved increase of nominal (par) value and a cash consideration might be regarded as taxable income subject to the ordinary income tax. However, the tax treatment may differ from canton to canton.

The exchange of ABN AMRO Ordinary Shares for New Barclays Ordinary Shares and/or cash pursuant to the Primary Exchange will be tax neutral for Swiss resident corporations, Swiss resident individuals and non-Swiss resident individuals and corporations that hold the ABN AMRO Ordinary Shares as part of their Swiss business assets, provided that the exchange of shares is recorded as no gain and no loss in the accounts of the shareholder. However, in principle the receipt of cash must be treated as taxable disposal.

(b) Federal Stamp Tax

The exchange of ABN AMRO Ordinary Shares for New Barclays Shares and/or cash pursuant to the Primary Exchange will not lead to any Federal stamp tax.

However, in case a holder of ABN AMRO Ordinary Shares receives a cash consideration of more than 50% of the total consideration such consideration might give rise to Swiss Federal stamp tax at a maximum of 0.15% of the total consideration if the purchase or sale occurs through or with a Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act, e.g. a Swiss bank, and if no exemption applies.

13.5.2	Alternative Exchange — ABN AMRO Ordinary Shares and receipt of New Barclays Ordinary Shares and/or cash

(a) Exchange of shares

In respect of a holder of ABN AMRO Ordinary Shares who is an individual resident in Switzerland who holds the shares as part of his private property, the exchange of ABN AMRO Ordinary Shares for New Barclays Ordinary Shares will not lead to any taxable income. However, in case a holder of ABN AMRO Ordinary Shares receive a cash consideration of more than 50% of the total consideration such cash consideration might lead to taxable income. In the case that ABN AMRO will not be legally merged into a legal entity of Barclays (i.e. ABN AMRO will not continue to exist as a legal entity within the Barclays Group) within five years after the transfer of shares, then any achieved increase of nominal (par) value may and a cash consideration might be regarded as taxable income subject to the ordinary income tax. However, the tax treatment may differ from canton to canton.

The exchange of ABN AMRO Ordinary Shares for New Barclays Ordinary Shares and/or cash will be tax neutral for Swiss resident corporations, Swiss resident individuals and non-Swiss resident individuals and corporations that hold the ABN AMRO Ordinary Shares as part of their Swiss business assets, provided that the exchange of shares is recorded as no gain and no loss in the accounts of the shareholder. However, in principle the receipt of cash must be treated as taxable diposal.

(b) Federal Stamp Tax

The exchange of ABN AMRO Ordinary Shares for New Barclays Ordinary Shares and/or cash pursuant to the Alternative Exchange will not lead to any Federal stamp tax.

However, in case a holder of ABN AMRO Ordinary Shares receives a cash consideration of more than 50% of the total consideration such consideration might give rise to Swiss Federal stamp tax at a maximum of 0.15% of the total consideration if the purchase or sale occurs through or with a Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act, e.g. a Swiss bank, and if no exemption applies.

13.5.3	Transfer of DR Preference Shares in consideration for (i) receipt of Barclays Preference Shares or (ii) cash compensation

(a) Transfer of shares against (i) the receipt of Barclays Preference Shares

In respect of a holder of DR Preference Shares who is an individual resident in Switzerland who holds the shares as part of his private property, the exchange of DR Preference Shares for Barclays Preference Shares will not lead to any taxable income. In the case that ABN AMRO will be legally merged into a legal entity of Barclays (i.e. ABN AMRO will not continue to exist as a legal entity within the Barclays Group) within five years after the transfer of shares, then any achieved increase of the nominal (par) value may be regarded as taxable income subject to the ordinary income tax. However, the tax treatment may differ from canton to canton.

The exchange of DR Preference Shares for Barclays Preference Shares will be tax neutral for Swiss resident corporations, Swiss resident individuals and non-Swiss resident individuals and corporations that hold the DR Preference Shares as part of their Swiss business assets, provided that the exchange of shares is recorded as no gain and no loss in the accounts of the shareholder.

(b) Transfer of shares against (ii) the receipt of cash

In respect of a holder of DR Preference Shares who is an individual resident in Switzerland who holds the shares as part of his private property, the disposal of the DR Preference Shares in exchange for cash will not lead to any taxable income. In the case that ABN AMRO will be legally merged into a legal entity of Barclays (i.e. ABN AMRO will not continue to exist as a legal entity within the Barclays Group) within five years after sale of shares, then the difference between the nominal (par) value and the sales price of the shares constitute taxable income subject to the ordinary income tax. Special rules might apply in the (unlikely) case that individual shareholders (who hold their shares as part of their private property) dispose in total more than 20% of the total share capital of ABN AMRO in exchange for cash (so-called “indirect partial liquidation”).

The disposal of DR Preference Shares in exchange for cash by Swiss resident corporations, Swiss resident individuals and non-Swiss resident individuals and corporations that hold the DR Preference Shares as part of their Swiss business assets, must be treated as a taxable disposal. The taxable gain is basically the difference between the cash received and the tax/book value of the shares in the accounts of the shareholder.

(c) Federal Stamp Tax

The exchange of DR Preference Shares for (i) Barclays Preference Shares will not lead to any Federal stamp tax.

The disposal of the DR Preference Shares in return for (ii) a cash payment will give rise to Swiss Federal stamp tax at a maximum of 0.15% of the consideration if the purchase or sale occurs through or with a Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act, e.g. a Swiss bank, and if no exemption applies.

13.5.4	Transfer of Formerly Convertible Preference Finance Shares in consideration for receipt of cash

(a) The transfer of shares

In respect of a holder of Formerly Convertible Preference Finance Shares who is an individual resident in Switzerland who holds the shares as part of his private property, the disposal of the Formerly Convertible Preference Finance Shares in exchange for cash will not lead to any taxable income. In the case that ABN AMRO will be legally merged into a legal entity of Barclays (i.e. ABN AMRO will not continue to exist as a legal entity within the Barclays Group) within five years after sale of shares, then the difference between the nominal (par) value and the sales price of the shares constitute taxable income subject to the ordinary income tax. Special rules might apply in the (unlikely) case that individual shareholders (who hold their shares as part of their private property) dispose in total more than 20% of the total share capital of ABN AMRO in exchange for cash (so-called “indirect partial liquidation”).

The disposal of Formerly Convertible Preference Finance Shares in exchange for cash by Swiss resident corporations, Swiss resident individuals and non-Swiss resident individuals and corporations that hold the Formerly Convertible Preference Finance Shares as part of their Swiss business assets, must be treated as a taxable disposal. The taxable gain is basically the difference between the cash received and the tax/book value of the shares in the accounts of the shareholder.

(b) Federal Stamp Tax

The disposal of the Formerly Convertible Preference Finance Shares in return for a cash payment will give rise to Swiss Federal stamp tax at a maximum of 0.15% of the consideration if the purchase or sale occurs through or with a Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act, e.g. a Swiss bank, and if no exemption applies.

13.6	Luxembourg taxation considerations

13.6.1	General

The comments set out below are based on existing Luxembourg income tax law and what is understood to be current Luxembourg tax authorities’ practice as at the date of this Offer Memorandum, which are subject to change, possibly with retrospective effect. They are intended as a general guide to the Luxembourg income tax regime applicable to an exchange of shares only, and do not constitute taxation or legal advice, and apply only to holders of the ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares who are resident for tax purposes in Luxembourg, who hold the ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares as an investment and who are the absolute beneficial owners thereof. Certain categories of holders, such as traders, broker-dealers, collective investment schemes or Luxembourg investors benefiting from a specific tax regime may be subject to special rules and this summary does not apply to such holders. The comments set out below relate only to certain limited aspects of the income tax treatment of holders of ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares.

Any holders of ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Finance Shares who are in any doubt about their individual and corporate income tax position, or who are residents or otherwise subject to taxation in a jurisdiction outside Luxembourg, should consult their own professional advisers immediately.

13.6.2	Primary Exchange — ABN AMRO Ordinary Shares receipt of Barclays (Netherlands) Shares, and receipt of New Barclays Ordinary Shares and/or cash

13.6.2.1	Step 1: exchange of ABN AMRO Ordinary Shares against Barclays (Netherlands) shares.

(a)	Luxembourg resident individuals in the context of their private patrimony

The roll-over provisions upon this transaction might apply further to conditions as mentioned in section 13.6.2.2.(a) as Luxembourg resident individual shareholders, in the context of their private patrimony, do receive shares of the company that benefits from the contribution.

Luxembourg resident individual shareholders, in the context of their private patrimony, transfer their ABN AMRO Ordinary Shares to Barclays (Netherlands) and they receive in exchange Barclays (Netherlands) Shares.

Consequently, capital gains realised by a Luxembourg resident individual in the context of his private patrimony are not subject to taxation unless they qualify as speculation gains (as described under section 13.6.2.1 (a)(i) below the “Speculation Gains”) or capital gains on a substantial shareholding (as described under section 13.6.2.1 (a)(ii) below the “Substantial Shareholding”).

(i) Speculation gains

Pursuant to article 99 bis of the Luxembourg income tax law (“LITL”), a gain is treated as a ‘Speculation Gain’ when a shareholding (e.g. a shareholding in ABN AMRO) is sold by a Luxembourg resident individual in the context of his private patrimony within a 6 month-period after the acquisition of such shareholding. Such ‘Speculation Gains’ are subject to income tax at the normal progressive rate (up to a maximum of 38% plus the unemployment contribution of 2.5% on the income tax to be paid, i.e. an aggregate rate of 38.95%). The taxable capital gain is also liable to a 1.4% dependency contribution.

No taxation will arise if the total amount of capital gains (i.e. ‘Speculation Gains’) realised by a Luxembourg resident individual in the context of his private patrimony over the year is less than EUR 500. For the years 2002-2007, a 10-years allowance of EUR 50,000 (doubled for married couple) is granted (this allowance is however shared by all the capital gains done in the 10 years framework and benefiting from this provision).

(ii) Substantial Shareholding

If the ABN AMRO Ordinary Shares are sold more than six months after their acquisition by a Luxembourg resident individual in the context of his private patrimony, capital gains realised on the sale of such ABN AMRO Ordinary Shares will be taxable only if the Luxembourg resident individual holds a Substantial Shareholding according to article 100 LITL.

A shareholding is considered as a “Substantial Shareholding” when a Luxembourg resident individual, jointly with his spouse and minor children, holds or has held, directly or indirectly at any time during the five year period prior to the date of the sale, more than 10% of the share capital of ABN AMRO. Capital gains realised on a Substantial Shareholding are subject to income tax at the half global rate (up to a maximum of 19%, plus the unemployment contribution of 2.5% on the income tax to be paid, i.e. an aggregate rate of 19.475%). The same rule applies to the sale of convertible loans, when the Luxembourg resident individual holds a Substantial Shareholding in the company that issued the convertible loans. A 10-years allowance of EUR 50,000 (doubled for married couple) is granted (this allowance is however shared by all the capital gains done in the 10 years framework and benefiting from this provision). The taxable capital gain is also liable to a 1.4% dependency contribution.

(b)	Luxembourg resident individuals in the context of their professional patrimony

The roll-over provisions upon this transaction might apply further to conditions as mentioned in section 13.6.2.2.(b) as Luxembourg resident individual shareholders, in the context of their professional patrimony, do receive shares of the company that benefits from the contribution.

Luxembourg resident individual shareholders, in the context of their professional patrimony, transfer their ABN AMRO Ordinary Shares to Barclays (Netherlands) and they receive in exchange Barclays (Netherlands) Shares.

Consequently, capital gains realised by a Luxembourg resident individual in the context of his professional patrimony are subject to income tax at the normal progressive rate (up to a maximum of 38%, plus the unemployment contribution of 2.5% on the income tax to be paid, i.e. an aggregate rate of 38.95%). The taxable capital gain is also subject to social security provisions.

In the situation where the roll-over provisions of article 22 bis LITL are not applicable, a tax deferral could occur under article 54 LITL. This tax deferral is subject to specific conditions and constraints.

(c)	Luxembourg resident corporations

The roll-over provisions upon this transaction might apply further to Conditions as mentioned in section 13.6.2.2.(c) as the Luxembourg resident corporate shareholders (i.e. joint-stock companies) do receive shares of the company that benefits from the contribution.

Luxembourg corporate shareholders (i.e. joint-stock companies) transfer their ABN AMRO Ordinary Shares to Barclays (Netherlands) and they receive in exchange Barclays (Netherlands) Shares.

Consequently, capital gains realised by a Luxembourg resident corporate shareholder (i.e. joint-stock company) are, in principle, fully subject to corporate income tax and municipal business tax at the aggregate rate of 29.63% (for corporations established in Luxembourg-City) except if the conditions for the application of participation exemption provided for by the Grand-Duchy Decree of 21 December 2001 are complied with (the “Participation Exemption Regime”):

(i)	the Luxembourg resident corporation (i.e. joint-stock company) which holds the ABN AMRO Ordinary Shares is a fully taxable company;

(ii)	the subsidiary of the Luxembourg resident corporation (i.e. ABN AMRO) is a company falling within the scope of the EU Parent/ Subsidiary Directive dated 23 July 1990 as amended by the Directive dated 22 December 2003 (90/435/ EC);

(iii)	at the date of the disposal, the Luxembourg resident corporation holds or commits to hold, during an uninterrupted period of at least 12 months, a direct participation in ABN AMRO of at least 10% or whose acquisition price is at least EUR 6,000,000.

Same tax treatment is applicable if the Luxembourg shareholder is a Luxembourg permanent establishment of an EU resident company within the meaning of the EU Parent/ Subsidiary Directive dated 23 July 1990 as amended by the Directive dated 22 December 2003 (90/435/ EC), or a Luxembourg permanent establishment of a corporation (i.e. joint-stock company) resident of a State with which Luxembourg has signed a double taxation treaty.

The tax exempt amount of a capital gain realised on a qualifying participation is, however, reduced by the amount of any expenses related to the participation, including decreases in the acquisition cost, that have previously reduced the company’s Luxembourg taxable income.

In the situation where the roll-over provisions of article 22 bis LITL or the Participation Exemption Regime are not applicable, a tax deferral could occur under article 54 LITL. This tax deferral is subject to specific conditions and constraints.

13.6.2.2	Step 2: exchange of Barclays (Netherlands) shares against cash and/or New Barclays Ordinary Shares for each ABN AMRO Ordinary Share tendered pursuant to the Offer.

(a)	Luxembourg resident individuals in the context of their private patrimony

As Luxembourg resident individual shareholders, in the context of their private patrimony, directly exchange their Barclays (Netherlands) shares against New Barclays Ordinary Shares (i.e. they receive shares from the company which benefit from the contribution), the roll-over provisions may apply. Indeed, article 102 (10) LITL provides that capital gains arising in case of an exchange of shares could benefit from a roll-over provision if:

(i)	the acquisition vehicle (i.e. Barclays) is a corporation fully subject to a tax comparable to the Luxembourg corporate income tax (i.e. comparable taxable basis and a minimum tax of 11%) or a company falling within the scope of the EU Directive on mergers, divisions, transfer of assets and exchange of shares dated 23 July 1990 (90/434/ EC);

(ii)	the acquisition vehicle (i.e. Barclays) acquires the majority of the voting rights in Barclays (Netherlands);

(iii)	the Luxembourg Barclays (Netherlands) Shareholder does not receive a cash amount (“soulte”) which is more than 10% of the nominal value (or par value, if any) of the New Barclays Ordinary Shares received in exchange.

In such a case, no capital gain will be realised at the time of the exchange of shares in the hands of a Luxembourg resident individual Barclays (Netherlands) Shareholder (previously ABN AMRO Ordinary Shareholder) to the extent such shareholder has not given up the benefit of the roll-over provisions.

Capital gains on any future disposal of any New Barclays Ordinary Shares will be computed on the difference between the price received from the sale of the New Barclays Ordinary Shares and the acquisition cost of the Barclays (Netherlands) Shares and on the basis of the acquisition date of the latter ones.

To the extent that condition 13.6.2.2.(a)(iii) above is not complied with (i.e. in case the cash amount received exceeds 10% of the nominal value (or par value, if any) of the New Barclays Ordinary Shares received in exchange), the rollover provisions will not apply to the exchange and capital gains realised by a Luxembourg resident individual in the context of his private patrimony will be taxable if they qualify as Speculation Gains or capital gains on a Substantial Shareholding.

(b)	Luxembourg resident individuals in the context of their professional patrimony

As Luxembourg resident individual shareholders, in the context of their professional patrimony, directly exchange their Barclays (Netherlands) shares against New Barclays Ordinary Shares (i.e. they receive shares from the company which benefit from the contribution) the roll-over provisions may apply. Indeed, article 22 bis LITL provides that capital gains arising upon an exchange of shares could benefit from a roll-over provision if:

(i)	the acquisition vehicle (i.e. Barclays) is a corporation (i.e. joint-stock company) fully subject to a tax comparable to the Luxembourg corporate income tax (i.e. comparable taxable basis and a minimum tax of 11%) or a company falling within the scope of the EU Directive on mergers, divisions, transfer of assets and exchange of shares dated 23 July 1990 (90/434/ EC);

(ii)	the acquisition vehicle (i.e. Barclays) acquires the majority of the voting rights in Barclays (Netherlands);

(iii)	the Luxembourg Barclays (Netherlands) Shareholder does not receive a cash amount (“soulte”) which is more than 10% of the nominal value (or par value, if any) of the New Barclays Ordinary Shares received in exchange.

In such a case, no capital gain will be realised at the time of the exchange of shares in the hands of the Luxembourg resident individual Barclays (Netherlands) Shareholder (previously ABN AMRO Ordinary Shareholder) to the extent such shareholder has not given up the benefit of the roll-over provisions.

Capital gains on any future disposal of any New Barclays Ordinary Shares will be computed on the difference between the price received from the sale of the New Barclays Ordinary Shares and the acquisition cost of the Barclays (Netherlands) Shares and on the basis of the acquisition date of the latter ones.

To the extent that condition 13.6.2.2.(b)(iii) above is not complied with (i.e. in case the cash amount received exceeds 10% of the nominal value (or par value, if any) of the New Barclays Ordinary Shares received in exchange, the rollover provisions will not apply to the exchange and capital gains realised by a Luxembourg resident individual in the context of his professional patrimony will be subject to income tax at the normal progressive rate (up to a maximum of 38%, plus the social unemployment contribution of 2,5% on the income tax to be paid, i.e. an aggregate rate of 38,95%), The taxable gain is also subject to social security provisions.

(c)	Luxembourg resident corporations

Regarding Luxembourg resident corporations (i.e. joint-stock companies), article 22 bis LITL provides that capital gains arising upon an exchange of shares could benefit from a roll-over provision if:

(i)	the acquisition vehicle (i.e. Barclays) is a corporation (i.e. joint-stock company) fully subject to a tax comparable to the Luxembourg corporate income tax (i.e. comparable taxable basis and a minimum tax of 11%) or a company falling within the scope of the EU Directive on mergers, divisions, transfer of assets and exchange of shares dated 23 July 1990 (90/434/ EC);

(ii)	the acquisition vehicle (i.e. Barclays) acquires the majority of the voting rights in Barclays (Netherlands);

(iii)	the Luxembourg Barclays (Netherlands) Shareholder does not receive a cash amount (“soulte”) which is more than 10% of the nominal value (or par value, if any) of the New Barclays Ordinary Shares received in exchange.

In such a case, no capital gain will be realised at the time of the exchange of shares in the hands of the Luxembourg resident corporate Barclays (Netherlands) Shareholder (previously ABN AMRO Ordinary Shareholder) to the extent such shareholder has not given up the benefit of the roll-over provisions.

Capital gains on any future disposal of any New Barclays Ordinary Shares will be computed on the difference between the price received from the sale of the New Barclays Ordinary Shares and the acquisition cost of the Barclays (Netherlands) Shares and on the basis of the acquisition date of the latter ones.

Expenses in direct connection with the participation contributed are subject to claw back and should be reported to the participation received by Luxembourg resident corporation.

If the conditions of article 22 bis LITL as described above are not complied with (for instance, if condition 13.6.2.2(c)(iii) above is not fulfilled and the cash amount received exceeds 10% of the nominal value (or par value, if any) of the New Barclays Ordinary Shares received in exchange) and a capital gain is discovered, the latter is in principle fully subject to corporate income tax and municipal business tax at the aggregate rate of 29.63% (for corporations established in Luxembourg-City) except if the conditions for the application of the Participation Exemption Regime are met. In practice, the Participation Exemption Regime should not be applicable since the condition of 12 months holding period should not be complied with.

13.6.3	Alternative Exchange — ABN AMRO Ordinary Shares and receipt of cash and/or New Barclays Ordinary Shares for each ABN AMRO Ordinary Share tendered pursuant to the Offer

Under certain conditions, Luxembourg roll-over provisions should be available to a Luxembourg ABN AMRO Ordinary Shareholder (whether an individual or a corporation) who receives New Barclays Ordinary Shares issued by Barclays (see section 13.6.2.2 above).

If the roll-over provisions are not applicable to the exchange of shares or the Luxembourg ABN AMRO Ordinary Shareholder has given up the benefit of the roll-over provisions, capital gains arising upon the exchange of shares could be taxable in the hands of the relevant Luxembourg ABN AMRO Ordinary Shareholder except if the Participation Exemption Regime for corporations applies.

13.6.3.1	Exchange of New Barclays Ordinary Shares against ABN AMRO Ordinary Shares with the benefit of roll-over provisions

(a)	Luxembourg resident individuals in the context of their private patrimony

If a Luxembourg resident individual holds ABN AMRO Ordinary Shares in the context of its private patrimony, article 102 (10) LITL provides that capital gains arising in case of an exchange of shares could benefit from a roll-over provision if conditions described under section 13.6.2.2.(a) above are complied with (however, if condition 13.6.2.2.(a)(iii) described above is not fulfilled as the cash amount received exceeds 10% of the nominal value (or par value, if any) of the New Barclays Ordinary Shares received in exchange, please refer to section 13.6.3.2.(a)).

In such a case, no capital gain will be realised at the time of the exchange of shares in the hands of a Luxembourg resident individual ABN AMRO Ordinary Shareholder to the extent such shareholder has not given up the benefit of the roll-over provisions.

Capital gains on any future disposal of any New Barclays Ordinary Shares will be computed on the difference between the price received from the sale of the New Barclays Ordinary Shares and the acquisition cost of the ABN AMRO Ordinary Shares and on the basis of the acquisition date of the latter ones.

(b)	Luxembourg resident individuals in the context of their professional patrimony

If a Luxembourg resident individual holds ABN AMRO Ordinary Shares in the context of his professional patrimony, article 22 bis LITL provides that capital gains arising upon an exchange of shares could benefit from a roll-over provision if conditions described under section 13.6.2.2.(b) above are complied with (however, if condition 13.6.2.2.(b)(iii) described above is not fulfilled as the cash amount received exceeds 10% of the nominal value (or par value, if any) of the New Barclays Ordinary Shares received in exchange, please refer to section 13.6.3.2.(b) below).

In such a case, no capital gain will be realised at the time of the exchange of shares in the hands of the Luxembourg resident individual ABN AMRO Ordinary Shareholder to the extent such shareholder has not given up the benefit of the roll-over provisions.

Capital gains on any future disposal of any New Barclays Ordinary Shares will be computed on the difference between the price received from the sale of the New Barclays Ordinary Shares and the acquisition cost of the ABN AMRO Ordinary Shares and on the basis of the acquisition date of the latter ones.

(c)	Luxembourg resident corporations

Regarding Luxembourg resident corporations (i.e. joint-stock companies), article 22 bis LITL provides that capital gains arising upon an exchange of shares could benefit from a roll-over provision if conditions described under section 13.6.2.2.(c) above are complied with (however, if condition 13.6.2.2(c)(iii) described above is not fulfilled as the cash amount received exceeds 10% of the nominal value (or par value, if any) of the New Barclays Ordinary Shares received in exchange, please refer to section 13.6.3.2(c) below).

In such a case, no capital gain will be realised at the time of the exchange of shares in the hands of the Luxembourg resident corporate ABN AMRO Ordinary Shareholder (i.e. joint-stock company) to the extent it has not given up the benefit of the roll-over provisions.

Capital gains on any future disposal of any New Barclays Ordinary Shares will be computed on the difference between the price received from the sale of the New Barclays Ordinary Shares and the acquisition cost of the ABN AMRO Ordinary Shares and on the basis of the acquisition date of the latter ones.

Expenses in direct connection with the participation contributed are subject to claw back and should be reported to the participation received by Luxembourg resident corporation.

13.6.3.2	Exchange of New Barclays Ordinary Shares against ABN AMRO Ordinary Shares without the benefit of roll-over provisions

For a Luxembourg ABN AMRO Ordinary Shareholder who cannot benefit from roll-over provisions or who has given up the benefit of such provisions, capital gains realised at the date of the exchange of ABN AMRO Ordinary Shares could be subject to taxation.

(a)	Luxembourg resident individuals in the context of their private patrimony

Capital gains realised by a Luxembourg resident individual in the context of his private patrimony are not subject to taxation unless they qualify as Speculation Gains or capital gains on a Substantial Shareholding.

(b)	Luxembourg resident individuals in the context of their professional patrimony

Capital gains realised by a Luxembourg resident individual in the context of his professional patrimony are subject to income tax at the normal progressive rate (up to a maximum of 38%, plus the unemployment contribution of 2.5% on the income tax to be paid, i.e. an aggregate rate of 38.95%). The taxable capital gain is also subject to social security provisions.

In the situation where the roll-over provisions of article 22 bis LITL are not applicable, a tax deferral could occur under article 54 LITL. This tax deferral is subject to specific conditions and constraints.

(c)	Luxembourg resident corporations

Capital gains realised by a Luxembourg resident corporate shareholder (i.e. joint-stock company) are, in principle, fully subject to corporate income tax and municipal business tax at the aggregate rate of 29.63% (for corporations established in Luxembourg-City).

However, capital gains realised on ABN AMRO Ordinary Shares could be exempt for corporate income tax and municipal business tax if the conditions for the application of the Participation Exemption Regime are met.

The tax exempt amount of a capital gain realised on a qualifying participation is, however, reduced by the amount of any expenses related to the participation, including decreases in the acquisition cost, that have previously reduced the company’s Luxembourg taxable income.

In the situation where the roll-over provisions of article 22 bis LITL or the Participation Exemption Regime are not applicable, a tax deferral could occur under article 54 LITL. This tax deferral is subject to specific conditions and constraints.

13.6.4	DR Preference Shares — Luxembourg resident shareholders exchange their DR Preference Shares against either Barclays Preference Shares or cash for each DR Preference Share tendered pursuant to the Offer

13.6.4.1	Exchange of DR Preference Shares against Barclays Preference Shares with the benefit of roll-over provisions

(a)	Luxembourg resident individuals in the context of their private patrimony

As Luxembourg resident individual shareholders, in the context of their private patrimony, directly exchange their DR Preference Shares against Barclays Preference Shares, the roll-over provisions may apply if the conditions to benefit from such provisions as described under section 13.6.2.2(a) above are complied with.

In case DR Preference Shares do not qualify as shares in the meaning of article 102 (10) LITL, the roll-over provisions should not apply.

(b)	Luxembourg resident individuals in the context of their professional patrimony

As Luxembourg resident individual shareholders, in the context of their professional patrimony, directly exchange their DR Preference Shares against Barclays Preference Shares, the roll-over provisions may apply if the conditions to benefit from such provisions as described under section 13.6.2.2(b) above are complied with.

In case DR Preference Shares do not qualify as shares in the meaning of article 22 bis LITL, the roll-over provisions should not apply.

(c)	Luxembourg resident corporations

As Luxembourg corporate shareholders (i.e. joint-stock companies) directly exchange their DR Preference Shares against Barclays Preference Shares, the roll-over provisions may apply if the conditions to benefit from such provisions as described under section 13.6.2.2(c) above are complied with.

In case DR Preference Shares do not qualify as shares in the meaning of article 22 bis LITL, the roll-over provisions should not apply.

13.6.4.2	Exchange of DR Preference Shares against Barclays Preference Shares without the benefit of roll-over provisions

For a Luxembourg DR Preference Shares shareholder (individual or corporation) who cannot benefit from roll-over provisions (i.e. if the conditions set out under section 13.6.2.2 above are not complied with or in case the DR Preference Shares are exchanged for cash) or who has given up the benefit of such provisions, capital gains realised at the date of the exchange of DR Preference Shares may be subject to taxation as follows.

(a)	Luxembourg resident individuals in the context of their private patrimony

Capital gains realised by a Luxembourg resident individual in the context of his private patrimony on the DR Preference Shares (whether they qualify as shares or not according to the Luxembourg tax law) are not subject to taxation unless they qualify as Speculation Gains or capital gains on a Substantial Shareholding.

(b)	Luxembourg resident individuals in the context of their professional patrimony

Capital gains realised by a Luxembourg resident individual in the context of his professional patrimony on the DR Preference Shares (whether they qualify as shares or not according to the Luxembourg tax law) are subject to income tax at the normal progressive rate (up to a maximum of 38%, plus the unemployment contribution of 2.5% on the income tax to be paid, i.e. an aggregate rate of 38.95%). The taxable capital gain is also subject to social security provisions.

In the situation where the roll-over provisions of article 22 bis LITL are not applicable, a tax deferral could under article 54 LITL. This tax deferral is subject to specific conditions and constraints.

(c)	Luxembourg resident corporations

Capital gains realised by a Luxembourg resident corporate shareholder (i.e. joint-stock company) are, in principle, fully subject to corporate income tax and municipal business tax at the aggregate rate of 29.63% (for corporations established in Luxembourg-City) except if the DR Preference Shares qualify as shares according to the Luxembourg tax law and if the conditions for the application of the Participation Exemption Regime are complied with.

The tax exempt amount of a capital gain realised on a qualifying participation is, however, reduced by the amount of any expenses related to the participation, including decreases in the acquisition cost, that have previously reduced the company’s Luxembourg taxable income.

In the situation where the roll-over provisions of article 22 bis LITL or the Participation Exemption Regime are not applicable, a tax deferral could occur under article 54 LITL. This tax deferral is subject to specific conditions and constraints.

13.6.5	Formerly Convertible Preference Finance Shares — Luxembourg resident shareholders tendering their Formerly Convertible Preference Finance Shares exchange cash for each Formerly Convertible Preference Finance Shares tendered pursuant to the offer.

(a)	Luxembourg resident individuals in the context of their private patrimony

The roll-over provisions upon this transaction should not apply as Luxembourg resident individual shareholders, in the context of their private patrimony, receive cash in exchange of Formerly Convertible Preference Finance Shares.

Consequently, whether the Formerly Convertible Preference Finance Shares qualify as shares or not according to the Luxembourg tax law, capital gains realised by a Luxembourg resident individual in the context of his private patrimony are not subject to taxation unless they qualify as Speculation Gains or capital gains on a Substantial Shareholding.

(b)	Luxembourg resident individuals in the context of their professional patrimony

The roll-over provisions upon this transaction should not apply as Luxembourg resident individual shareholders, in the context of their professional patrimony, receive cash in exchange of Formerly Convertible Preference Finance Shares.

Consequently, capital gains realised by a Luxembourg resident individual in the context of his professional patrimony on the Formerly Convertible Preference Finance Shares (whether they qualify as shares or not according to the Luxembourg tax law) are subject to income tax at the normal progressive rate (up to a maximum of 38%, plus the unemployment contribution of 2.5% on the income tax to be paid, i.e. an aggregate rate of 38.95%). The taxable capital gain is also subject to social security provisions.

In the situation where the roll-over provisions of article 22 bis LITL are not applicable, a tax deferral could occur under article 54 LITL. This tax deferral is subject to specific conditions and constraints.

(c)	Luxembourg resident corporations

The roll-over provisions upon this transaction should not apply as the Luxembourg corporate shareholders (i.e. joint-stock companies) receive cash in exchange of Formerly Convertible Preference Finance Shares.

Consequently, capital gains realised by a Luxembourg resident corporate shareholder (i.e. joint-stock company) are, in principle, fully subject to corporate income tax and municipal business tax at the aggregate rate of 29.63% (for corporations established in Luxembourg-City) except if the Formerly Convertible Preference Finance Shares qualify as shares according to the Luxembourg tax law and if the conditions for the application of the Participation Exemption Regime are complied with. In the latter case, the tax exempt amount of a capital gain realised on a qualifying participation is, however, reduced by the amount of any expenses related to the participation, including decreases in the acquisition cost, that have previously reduced the company’s Luxembourg taxable income.

In the situation where the roll-over provisions of article 22 bis LITL or the Participation Exemption Regime are not applicable, a tax deferral could occur under article 54 LITL. This tax deferral is subject to specific conditions and constraints.

14.	PRESS RELEASES

14.1	Announcement Agreement on Terms of Merger dated 23 April 2007:
Quote
This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

23 April 2007
For immediate release
ABN AMRO AND BARCLAYS ANNOUNCE AGREEMENT ON TERMS OF MERGER
The Managing Board and Supervisory Board of ABN AMRO Holding N.V. (“ABN AMRO”) and the Board of Directors of Barclays PLC (“Barclays”) jointly announce that agreement has been reached on the combination of ABN AMRO and Barclays. Each of the Boards has unanimously resolved to recommend the transaction to its respective shareholders. The holding company of the combined group will be called Barclays PLC.
The proposed merger of ABN AMRO and Barclays will create a strong and competitive combination for its clients with superior products and extensive distribution. The merged group is expected to generate significant and sustained future incremental earnings growth for shareholders.
The combination of ABN AMRO and Barclays will benefit from a diversified customer base and geographic mix. The proposed merger will create:

•	A leading force in global retail and commercial banking, with world class products:

•	47 million customers, approximately 90 percent of whom are in seven key markets

•	One of the world’s leading transaction banking platforms offering world class payment and trade finance solutions

•	A top five card issuer outside the US with approximately 27m cards.

•	A premier global investment bank that is a leader in risk management and financing with an enhanced product offering across a broader geographical footprint

•	The world’s largest institutional asset manager, with enhanced retail distribution capabilities and complementary products ensuring delivery of world class products and services to a wider customer base

•	The world’s eighth largest wealth manager, with a leading European onshore franchise and highly attractive positions in growth markets
Merger Highlights

•	The proposed merger will be implemented through an exchange offer pursuant to which ABN AMRO ordinary shareholders will receive 3.225 ordinary shares in Barclays (“New Barclays Shares”) for each existing ABN AMRO ordinary share (the “Offer”). Under the terms of the Offer, Barclays existing ordinary shareholders will own approximately 52 percent and ABN AMRO existing ordinary shareholders will own approximately 48 percent of the combined group

•	Based on the share price of Barclays ordinary shares on 20 April 2007, the Offer values each ABN AMRO ordinary share at €36.25 taking into account that ABN AMRO ordinary shareholders will be entitled to receive the declared €0.60 2006 final dividend. In addition, depending on the timetable to completion, ABN AMRO ordinary shareholders will also benefit from Barclays 2007 final dividend, which has a greater final dividend to total dividend weighting than ABN AMRO. The implied value of the Offer represents a premium for ABN AMRO shareholders of approximately:

33 percent to the share price of ABN AMRO ordinary shares on 16 March 2007, the last trading day prior to the announcement that ABN AMRO and Barclays were in talks 49 percent over the average share price of ABN AMRO ordinary shares in the 6 months up to and including to 16 March 2007

•	The combined group will have a UK corporate governance structure with a unitary Board. Arthur Martinez will be the Chairman, John Varley will be the Chief Executive Officer, and Bob Diamond will be President. The new board will initially consist of 10 members from Barclays and 9 members from ABN AMRO

•	Barclays will be the holding company for the combined group. The UK Financial Services Authority (“FSA”) and De Nederlandsche Bank (“DNB”) have agreed that the FSA will be the lead supervisor of the combined group

•	The head office of the combined group will be located in Amsterdam

•	ABN AMRO and Barclays estimate that the combination will result in annual pre-tax synergies of approximately €3.5bn by 2010, approximately 80 percent of which is expected to result from cost synergies and the remainder from revenue benefits. Capturing the expected synergies will assist the management of the combined group in achieving top quartile cost:income ratios across all businesses by 2010

•	Bank of America Corp has today agreed to acquire LaSalle Bank Corporation (“LaSalle”) for US$21 billion and is expected to complete this acquisition before completion of the Offer. The completion of the sale of LaSalle is a condition of the Offer. Taking into account the excess capital released by the sale of LaSalle approximately €12 billion is expected to be distributed to the shareholders of the combined group in a tax efficient form primarily through buy backs after completion of the Offer. The full value of the sale of LaSalle on these terms is reflected in the exchange ratio of the proposed merger. The combined group will continue to be a leading franchise in investment banking and investment management in the US. The combined group will continue to explore opportunities to develop its existing US businesses

•	It is expected that the proposed merger will lead to significant accretion in ABN AMRO’s 2008 cash earnings per share for accepting ABN AMRO ordinary shareholders and is expected to be 5 percent accretive to Barclays cash earnings per share in 2010. The Board of Barclays expects that the return on investment will be approximately 13 percent in 2010.

•	The proposed merger is expected to complete during the fourth quarter of 2007
Current Trading
On 16 April 2007, ABN AMRO issued a trading statement announcing a strong improvement in the operating result, leading to a 30 percent increase in earnings per share from continuing operations compared to the first quarter of 2006.
Barclays profit before tax for the first quarter of 2007 was 15 percent ahead of the first quarter of 2006. Excluding gains from the sale and leaseback of property, profit before tax grew 10 percent Performance was particularly strong at Barclays Capital which had its best quarter ever. Barclays expects to announce its customary trading update on 24 May 2007.
Rijkman Groenink, the Chairman of the Managing Board of ABN AMRO, said:
“This proposed merger fits well with our strategic objective to provide significant and sustained value for our shareholders. We believe that merging with Barclays will unite our significant complementary strengths and create long-term value for our shareholders. I am excited about the opportunities this merger brings and look forward to the next phase of ABN AMRO’s future.”
John Varley, the CEO of Barclays, said:
“This proposed merger represents a unique opportunity to create a new competitive force in financial services, which will deliver benefits for our customers and clients and generate sustained growth and additional value for our owners. The proposed merger will significantly enhance stand-alone product development capabilities and distribution. Our combined geographic reach will ensure exposure to both developed and high growth developing economies.”
The Managing Board and Supervisory Board of ABN AMRO consider that the Offer is in the best interests of ABN AMRO and all of its shareholders and have each unanimously resolved to recommend the Offer for acceptance by the shareholders of ABN AMRO.
ABN AMRO Bank N.V. (Corporate Finance), Lehman Brothers Europe Limited, Morgan Stanley & Co. Limited, N M Rothschild & Sons Limited and UBS Limited are acting as financial advisers to the Managing Board of ABN AMRO. Morgan Stanley & Co Limited and UBS Limited have each provided a fairness opinion to the Managing Board of ABN AMRO. Goldman Sachs International has provided a fairness opinion to the Supervisory Board of ABN AMRO.
The Board of Barclays, which has received financial advice from Barclays Capital, Citi, Credit Suisse, Deutsche Bank, JPMorgan Cazenove and Lazard (collectively, the “Barclays Advisers”) considers that the terms of the Offer are fair and reasonable. In providing their advice to the Board, the Barclays Advisers have relied upon the Board’s commercial assessment of the Offer.
The Board of Barclays also considers the resolutions to be proposed in connection with the Offer to be in the best interests of Barclays and Barclays shareholders as a whole. Accordingly, the Board has resolved unanimously to recommend that Barclays shareholders vote in favour of such resolutions.

1.	Compelling Strategic Rationale
The proposed combination of ABN AMRO and Barclays will create one of the world’s leading universal banks. Both ABN AMRO and Barclays operate in a sector which is still fragmented in comparison to other global industries. Universal banking is the model best equipped for success in an industry where customer needs are converging and where demand-led growth will be significant across the globe. Harmonisation of customer needs is already well advanced in investment banking and investment management and is increasingly apparent in retail and commercial banking.
The proposed merger brings together two sets of high quality product capabilities and brands, which are well placed to create growth for shareholders from the relationship extension opportunities that exist in a combined base of 46 million personal and 1.4 million commercial customers.
The combined group will have a simple and transparent management structure. The management team will be clearly accountable for delivering sustained incremental earnings growth and value for shareholders by leading strong performance from the underlying businesses and by capturing the substantial synergies made available by the merger.
There will be two principal business groupings within the combined group, Global Retail and Commercial Banking (“GRCB”) and Investment Banking and Investment Management (“IBIM”). GRCB will be led by Frits Seegers, currently CEO of GRCB in Barclays. IBIM will be led by Bob Diamond, Barclays Group President.
GLOBAL RETAIL AND COMMERCIAL BANKING
ABN AMRO and Barclays bring together two sets of highly complementary geographies. Approximately 90 percent of the combined group’s branches will be in seven countries. In Europe the combination will have leading franchises in the UK and the Netherlands and attractive positions in the Italian, Spanish and Portuguese markets. Additionally, the combination will have significant exposure to the high growth developing economies of Brazil and South Africa offering substantial revenue and profit growth opportunities. The combined group will also leverage on ABN AMRO’s fast growing Asian business.
Customers will benefit from the enhanced product capabilities of the combined group drawing on, for example, ABN AMRO’s global cash and payments infrastructure and Barclays expertise in credit cards.
ABN AMRO and Barclays are both recognised leaders in commercial banking. They both have substantial market positions in the mid-market segment. The merger will accelerate Barclays ambition to develop its business banking activities globally. The franchise will be further strengthened by the linkage between a strong investment banking product range and the track record of both ABN AMRO and Barclays in selling investment banking products to mid-market clients across the combined group’s broad geographic footprint.

There is significant opportunity for increased cost efficiency through the optimisation of the operating infrastructure and processes.
INVESTMENT BANKING
The combination of ABN AMRO and Barclays will support the ambition to be the premier global investment bank in risk management and financing through enhanced product expertise and broader geographic exposure. Barclays existing product capabilities will be considerably enhanced, particularly in commodities, FX, equities, M&A, corporate broking, structured credit and private equity and its geographic and client reach will also be extended significantly into Asia, Latin America and Continental Europe. The combined investment bank will operate on the Barclays Capital scaleable platform and will target an alignment to a top quartile cost:income ratio by 2010.
WEALTH MANAGEMENT
The combination of ABN AMRO and Barclays will create the world’s eighth largest wealth manager, with a leading European onshore franchise with leading positions in the Netherlands and UK, a strong European franchise across Germany, Belgium, France and Spain and attractive growing positions in Asia and Brazil. The product development capabilities of the combined asset management business together with an extensive distribution network will allow the merged business to benefit from favourable demographic trends and increasing demand-led client volumes.
ASSET MANAGEMENT
The combined group will be the world’s largest institutional asset manager. Barclays Global Investors’ world leading index-based, exchange traded fund and quantitative active capabilities will be complemented by ABN AMRO’s active fundamental based capabilities. There are expanded opportunities for retail distribution of the current product set including BGI’s rapidly growing iShares exchange traded funds.

2.	Significant Cost Synergies and Revenue Benefits
Potential synergies arising from the combination have been assessed by a joint team from ABN AMRO and Barclays through a detailed bottom up approach involving business leaders from both banks. Capturing the expected synergies will assist the management of the combined group in achieving top quartile cost: income ratios across all businesses by 2010.
Below is a summary of the estimated pre-tax annual cost synergies and revenue benefits that are expected to be realised in the three calendar years commencing 2008.

	2008e	2009e	2010e

	€m pre tax annual
Cost	870	2,080	2,800
Revenue	(470)	—	700
Total	400	2,080	3,500
The estimated 2010 annual pre-tax cost synergies are equivalent to approximately 9 percent of 2006 combined group costs excluding LaSalle and revenue benefits are equivalent to approximately 1 percent of combined group revenues excluding La Salle. Of the estimated cost synergies of €2,800m, approximately 57 percent relate to headcount rationalisation; 29 percent are derived from a reduction in IT and telecoms hardware, software and development spend; and the remaining 14 percent is derived from a number of sources including property and discretionary spend.
GLOBAL RETAIL AND COMMERCIAL BANKING
It is estimated that the pre-tax annual cost synergies in retail and commercial banking will be €1,650m in 2010, representing approximately 10 percent of the combined retail and commercial cost base excluding LaSalle. The cost synergies are expected to result from the consolidation of the retail and commercial banking activities into a universal banking model including:

•	best practice off-shoring, improved procurement and real estate rationalisation

•	the consolidation of data centres and supporting IT networks

•	the use of ABN AMRO’s trade and payments back office operations in the Barclays network and integration of card operations under Barclaycard

•	the reduction of overlaps in management structures and the retail and commercial operations in the eight overlapping countries.
Revenue benefits are estimated to amount to at least €150m pre-tax in 2010, which is equivalent to 0.5 percent of combined revenues. These are expected to be primarily derived from extending ABN AMRO’s broader cash management product offering, increasing ABN AMRO’s revenue per credit card towards Barclays comparable levels and realising the network benefits of the increased global market presence.
INVESTMENT BANKING
The estimated annual pre-tax cost synergies in investment banking in 2010 are expected to amount to approximately €850m. Pre tax cost synergies are equivalent to 8 percent of combined costs. The cost synergies are expected to be derived from the integration of the two banks operations onto one operating platform and subsequent reduction of back office staff and non-staff cost.
It is estimated that revenue benefits, net of assumed revenue attrition, in investment banking in 2010 will be €500m pre-tax, equivalent to 3 percent of combined revenues. These benefits are expected to be derived from offering a stronger and broader product set to the combined client base and building on the productivity gains within ABN AMRO’s investment banking operations. It is expected that, in addition to the revenue benefits, the combined business will continue to be able to deliver attractive organic growth consistent with Barclays Capital’s existing prospects.
OTHER SYNERGIES
It is estimated that further cost synergies of €200m will arise from the rationalisation of the two head offices and approximately €100m will arise from the reduction of overlap in wealth and asset management.
Further revenue benefits of approximately €50m are estimated to arise primarily in the wealth and asset management businesses as a result of the enhanced distribution capabilities of the combined group.
INTEGRATION COSTS
The total pre-tax integration cost of realising the synergy benefits is estimated to be €3,600m of which approximately €2,160m is expected to be incurred in 2008, approximately €1,080m is expected to be incurred in 2009 and approximately €360m is expected to be incurred in 2010. Employee rights will be safeguarded under applicable law and any redundancies will be subject to the applicable process of employee consultation.
OVERVIEW OF HEADCOUNT RATIONALISATION
ABN AMRO and Barclays have identified the possibility of rationalising the number of staff of the combined group through a combination of natural attrition, offshoring and outsourcing as well as redundancies. The rationalisation of headcount is expected to be implemented over 3 years following completion of the Offer.
The reduction in staff is a necessary part of the envisaged synergies from the combination of the two banks. Part of the expected staff reduction will be through establishing shared services and offshoring those positions to low cost locations, such as India where new staff will be recruited at ABN AMRO’s existing ACES operations.
It is expected that the combination of Barclays and ABN AMRO will result in a net reduction in staff of approximately 12,800. In addition, it is expected that approximately 10,800 full-time equivalent positions will be offshored to low-cost locations. This will impact a gross total of approximately 23,600 full-time equivalent positions of the combined work force of approximately 220,600. (Barclays has c.126,600 employees, ABN AMRO c.94,000 excluding LaSalle)
ABN AMRO and Barclays are aware of the fact that these measures can have difficult consequences for a number of staff. When it comes to matters affecting our staff, both ABN AMRO and Barclays have a good reputation and are committed to that reputation. ABN AMRO and Barclays will inform and consult with the appropriate employee representative bodies in the relevant countries and will seek all necessary regulatory consents before taking decisions in relation to these anticipated effects of the merger. ABN AMRO and Barclays will honour all agreements with their respective unions.

3.	Board Composition
The combined group will have a UK corporate governance structure with a unitary Board. Arthur Martinez will be the Chairman, John Varley will be the CEO and Bob Diamond will be the President. Marcus Agius will become Deputy Chairman of the combined group and will remain Chairman of Barclays Bank plc. It is intended that he will succeed Arthur Martinez as Chairman of the combined group when Arthur Martinez retires. In addition to the Chairman and Deputy Chairman, there will be 12 nonexecutive directors, with 5 initially nominated by Barclays and 7 initially nominated by ABN AMRO. Rijkman Groenink, the current Chairman of the Managing Board of ABN AMRO will be one of the non-executive directors appointed by ABN AMRO. In addition to the CEO and President, the new Board will include Frits Seegers, Huibert Boumeester, and Chris Lucas as executive directors.

4.	Management and Operating Model
The head office of the combined group will be located in Amsterdam. Management of the combined group will be the responsibility of a Group Executive Committee, which will be chaired by the Group CEO and will consist of:

•	John Varley, Group Chief Executive

•	Bob Diamond, Group President and CEO of IBIM

•	Frits Seegers, CEO of GRCB

•	Piero Overmars, CEO of Continental Europe and Asia, GRCB

•	Ron Teerlink, Chief Operating Officer of GRCB

•	Paul Idzik, Group Chief Operating Officer

•	Chris Lucas, Group Finance Director

•	Huibert Boumeester, Group Chief Administrative Officer
Wilco Jiskoot will become a Vice Chairman of Barclays Capital with senior responsibility for client relationships.
Investment Banking and Investment Management will be headquartered in London and will comprise:

•	Barclays Capital which will incorporate Barclays Capital and ABN AMRO Global Markets and Global Clients and ABN AMRO Private Equity businesses

•	Barclays Global Investors and ABN AMRO Asset Management

•	Wealth Management which will incorporate Barclays Wealth and ABN AMRO Private Clients
Global Retail and Commercial Banking will be headquartered in Amsterdam and will incorporate the retail & commercial banking operations of the combined group, including:

•	Barclays UK Retail Banking and UK Business Banking, International Retail and Commercial Banking and Barclaycard Operations

•	ABN AMRO’s Transaction Banking, BU Netherlands, BU Europe (ex Global Markets), Antonveneta, BU Latin America and BU Asia

5.	Regulation and Tax
The FSA and DNB have agreed that the FSA will be lead supervisor of the combined group and that the DNB and FSA will be the consolidated supervisors of the ABN AMRO and Barclays groups respectively. The FSA and DNB will agree the detail of how the close working relationship between them will work to achieve effective supervision of the combined group.
Barclays, which will be the holding company for the combined group, will remain UK incorporated, and is expected to remain UK tax resident.

6.	Capital Management and Dividend Policy
ABN AMRO Bank N.V. and Barclays Bank PLC will seek to maintain their strong credit ratings. The combined group will take a disciplined approach to capital optimisation and will target an Equity Tier 1 ratio of 5.75 percent and a Tier 1 ratio of 7.75 percent, which broadly approximate to the current pro forma ratios for the combined group. It has been assumed, for the purpose of estimating financial effects, that excess equity over and above the target Equity Tier 1 ratio after accounting for dividends and organic growth in risk weighted assets would be returned to shareholders by way of share buybacks.
It is expected that the combined group will maintain Barclays and ABN AMRO’s progressive dividend policy and that dividends per share will grow approximately in line with earnings per share over the longer term. With the combined group’s annual dividend approximately twice covered by cash earnings, the management of the combined group believe that balance between income distribution to shareholders and earnings retention to fund growth is appropriate. It is also expected that the combined group will continue Barclays practice of weighting the annual dividend towards the final dividend to maintain flexibility. It is not expected that the dividends per share in 2008 will be materially different to the dividend Barclays would have expected to distribute to shareholders had the merger not occurred. The combined group will present financial statements in Euro and shareholders will be able to receive dividends in either Sterling or Euro.

7.	Terms of the Offer
The Offer values each ABN AMRO ordinary share at €36.25 based on the share price of Barclays ordinary shares on 20 April 2007 taking into account that ABN AMRO ordinary shareholders will be entitled to receive the declared €0.60 2006 final dividend. In addition, depending on the timetable to completion, ABN AMRO ordinary shareholders will also benefit from Barclays 2007 final dividend, which has a greater final dividend to total dividend weighting than ABN AMRO.
Subject to the satisfaction or waiver of certain pre-Offer conditions, Barclays will make the Offer to ABN AMRO ordinary shareholders pursuant to which they will receive:
3.225 New Barclays Shares for every 1 ABN AMRO ordinary share
0.80625 New Barclays ADSs for every 1 ABN AMRO ADSs
The total consideration equates to €67 billion and the implied value per ABN AMRO ordinary share represents a price to 2006 reported earnings multiple of 14.2 times and a price to 2006 book multiple of 2.8 times. The Offer represents a premium for ABN AMRO ordinary shareholders of approximately:
33 percent to the share price of ABN AMRO ordinary shares on 16 March 2007, the last trading day prior to the announcement that ABN AMRO and Barclays were in talks
49 percent over the average share price of ABN AMRO ordinary shares in the 6 months up to and including to 16 March 2007
Under the terms of the Offer, existing ABN AMRO ordinary shareholders will own approximately 48 percent of the issued ordinary share capital of the combined group and existing Barclays ordinary shareholders would own approximately 52 percent of the issued ordinary share capital of the combined group, assuming all of the ABN AMRO ordinary shares and ADSs currently in issue are tendered under the Offer.
It is expected the proposed merger will lead to significant accretion in ABN AMRO’s cash earnings per share for accepting ABN AMRO ordinary shareholders on completion of the Offer. For accepting ABN AMRO ordinary shareholders, dividend income from their ownership of New Barclays Shares would have been 28 percent higher than the dividend income from their ABN AMRO ordinary shares on the basis of ABN AMRO and Barclays 2006 dividends. It is expected that the proposed merger will be 5 percent accretive to Barclays cash earnings per share in 2010. The directors of Barclays expect that the return on investment will be approximately 13 percent in 2010.
Barclays intends to put forward a proposal for all the depository receipts which represent the ABN AMRO convertible financing preference shares consistent with the terms of the prospectus dated 31 August 2004 relating to the ABN AMRO convertible financing preference shares. A cash offer will be made for the issued and outstanding formerly convertible preference shares of €27.65, the closing price on 20 April 2007. The aggregate consideration payable for the formerly convertible preference shares will be in the region of €1.2 million.

The members of ABN AMRO’s Managing Board and Supervisory Board have each agreed to undertake to tender all ABN AMRO ordinary shares held by them under the Offer, such undertakings being revocable jointly with their recommendations.
It is intended that holders of options and awards under ABN AMRO share schemes will be offered the ability to exercise their options or awards or, where practicable, the opportunity to roll their awards over into shares of the combined group subject to certain terms.

8.	The New Barclays Shares
Application will be made to the UKLA and the London Stock Exchange (“LSE”) for the New Barclays Shares to be admitted to the Official List and to trading on the LSE. Barclays will also apply for a secondary listing on Euronext Amsterdam N.V.’s Eurolist by Euronext.
ABN AMRO and Barclays have received confirmation from the FTSE and Euronext that, following the Offer, the ordinary shares of the combined group are expected to qualify for inclusion with a full weighting in the UK Series of the FTSE indices including the FTSE 100 Index and in the AEX-Index (subject to the 15 percent maximum weighting).
It is expected that listing on the LSE will become effective and dealings, for normal settlement, will begin shortly following the date on which Barclays announces that all conditions to the Offer have been satisfied or waived. Listing on Euronext Amsterdam will become effective and dealings, for settlement through Euroclear Nederland, will begin on or around the same date.
It is expected that applications will be made to list the New Barclays Shares and the new Barclays ADSs which represent such New Barclays Shares, on the New York Stock Exchange and also to list the New Barclays Shares on the Tokyo Stock Exchange. Further details on settlement, listing and dealing will be included in the Offer documentation.
The New Barclays Shares will be issued credited as fully paid and will rank pari passu in all respects with existing Barclays ordinary shares and will be entitled to all dividends and other distributions declared or paid by Barclays by reference to a record date on or after completion of the Offer but not otherwise. Barclays pays dividends semi-annually. It is expected that the record date for the interim dividend declared by Barclays in respect of 2007 will be before completion of the Offer. ABN AMRO shareholders are expected to be entitled to receive and retain the ABN AMRO interim dividend in respect of 2007 (expected to be paid on 27 August 2007).
Further details of the rights attaching to the New Barclays Shares and a description of any material differences between the rights attaching to those shares and the ABN AMRO ordinary shares will be set out in the Offer documentation.

9.	Sale of LaSalle
Separate to this announcement, ABN AMRO today also announced the sale of LaSalle to Bank of America for US $21 billion in cash. ABN AMRO will retain its North American capital markets activities within its Global Markets unit and Global Clients divisions as well as its US Asset Management business. The sale of LaSalle is expected to be completed in Q4 2007 and is subject to regulatory approvals and other customary closing conditions. The agreement with Bank of America permits ABN AMRO to execute a similar agreement for a higher offer for the business for a period of 14 calendar days from 22 April 2007, permits Bank of America to match any higher offer and provides for a termination fee of US$ 200 million payable to Bank of America if the agreement is terminated under certain limited circumstances. The purchase price is subject to certain adjustments linked to the financial performance of LaSalle before the closing of the sale to Bank of America.
The consummation of the sale of LaSalle is an offer condition to the proposed merger. Taking into account the excess capital released by the sale of LaSalle approximately €12 billion is expected to be distributed to the shareholders in a tax efficient form, primarily through buy backs, after completion of the merger.
As at 31 December 2006, LaSalle had more than US $113 billion in tangible assets and a tangible book value of US$9.7 billion, adjusted for businesses retained and the previously announced sale of the mortgage operations unit and presented on a US GAAP basis. For the year ended 31 December 2006, LaSalle, presented on the same basis, had net income of US $1,035 million. On the basis of the above, the purchase price of US $21 billion represents a 2006 price to earnings multiple of 20.3 and a 2006 price to tangible book value multiple of 2.2.

10.	The Merger Protocol
The expectation that ABN AMRO and Barclays would reach an agreement on the intended Offer was realised after meetings of the Barclays Board in London and the ABN AMRO Managing Board and Supervisory Board in Amsterdam. Following those meetings, ABN AMRO and Barclays entered into a merger protocol (the “Merger Protocol”).
The commencement of the Offer is subject to the satisfaction or waiver of certain pre-Offer conditions customary for transactions of this type and certain other pre-Offer conditions including those summarised in Appendix III. When made, the Offer will be subject to the satisfaction or waiver of certain Offer conditions customary for transactions of this type and certain other Offer conditions including those summarised in Appendix III.
The terms of the Merger Protocol restrict ABN AMRO from initiating or encouraging discussions or providing confidential information in relation to any proposal which may form an alternative to the Offer. However, ABN AMRO’s Boards may withdraw their recommendation of the Offer if its Boards, acting in good faith and observing their fiduciary duties to best serve the interests of ABN AMRO and all its stakeholders, determine an alternative offer to be more beneficial than the Offer. ABN AMRO’s Boards will not recommend a competing offer unless Barclays has first had the opportunity to make a revised proposal for ABN AMRO.
If the Merger Protocol is terminated as a result of material breach or withdrawal of recommendation then the other party must pay a break fee of €200m. Until such termination no other break fees can be agreed with third parties.
The exchange ratio of the Offer will be adjusted to reflect certain capital raisings or capital returns by either party prior to completion of the Offer. Any reduction in the price paid for LaSalle below $21 billion will be treated as a capital return by ABN AMRO and the exchange ratio will be adjusted accordingly.

11.	Process and Indicative Timetable
ABN AMRO and Barclays will seek to obtain all necessary regulatory and competition approvals and clearances and will complete all requisite employee consultation and information processes as soon as reasonably possible with a view to receiving the required regulatory, competition and other consents or approvals for the Offer.
As soon as reasonably practicable after the pre-Offer conditions have been satisfied or waived, the transaction documentation will be posted to shareholders, including Offer documentation to ABN AMRO shareholders and a circular to Barclays shareholders seeking approval for the transaction.
If the Offer is declared unconditional, it is intended that ABN AMRO’s listings of ordinary shares and formerly convertible preference shares on Eurolist by Euronext Amsterdam N.V. will be terminated as soon as possible. Furthermore, subject to the necessary thresholds being reached, Barclays expects to initiate the squeeze out procedures permitted by law in order to acquire all ABN AMRO shares held by minority shareholders or take such other steps to terminate the listing and/or acquire shares not otherwise acquired by it, including effecting a legal merger if appropriate.
Indicative timetable

July 2007	Publication of Offer documentation, Prospectus and Barclays circular to shareholders
August 2007	Extraordinary General Meeting of shareholders to consider the Offer
September 2007	Extraordinary General Meeting of Barclays shareholders to approve the Offer
Fourth Quarter 2007	Settlement of the Offer
The indicative time table is included for illustrative purposes only and may be subject to change. The timeframe between this announcement and the publication of the Offer documentation is primarily driven by anticipated regulatory requirements.

12.	Advisors
Barclays Capital, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, JPMorgan Cazenove Limited and Lazard & Co., Limited are acting as financial advisers for Barclays. Clifford Chance LLP and Sullivan and Cromwell LLP are acting as legal advisers to Barclays.
ABN AMRO Bank N.V. (Corporate Finance), Lehman Brothers Europe Limited, Morgan Stanley & Co. Limited, N M Rothschild & Sons Limited and UBS Limited are acting as financial advisers for ABN AMRO. Goldman Sachs International is acting as exclusive financial adviser to the Supervisory Board of ABN AMRO. Nauta Dutilh N.V., Allen & Overy LLP and Davis Polk & Wardwell are acting as legal advisers to ABN AMRO.
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14.2	‘30 day’ Announcement dated 23 May 2007
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BARCLAYS RECOMMENDED MERGER WITH ABN AMRO — 30 DAY ANNOUNCEMENT
This announcement is being made pursuant to Dutch securities laws governing the Offer, more specifically article 9g paragraph 1 under a of the Dutch Securities Market Supervision Decree (Besluit toezicht effectenverkeer 1995). In accordance with this article, within 30 calendar days after the announcement that was made by Barclays and ABN AMRO on 23 April 2007, an announcement must be made in order to update investors on the Offer.
Further to the announcement of 23 April 2007, outlining the terms of the agreed merger between Barclays PLC (“Barclays”) and ABN AMRO Holding N.V, (“ABN AMRO”), Barclays and ABN AMRO today announce that they are making excellent progress with the key regulatory filings required to proceed with Barclays offer to ABN AMRO shareholders (the “Offer”) and expect to publish Offer documentation in July.
Each of the Boards of ABN AMRO and Barclays has unanimously resolved to recommend the transaction to their shareholders. The proposed merger of ABN AMRO and Barclays will create a strong and competitive combination for its clients with superior products and extensive distribution. The merged group is expected to generate significant and sustained future incremental earnings growth for shareholders.
As set out in the joint Barclays and ABN AMRO announcement of 23 April 2007, ABN AMRO ordinary shareholders will receive 3.225 ordinary shares in Barclays for each existing ABN AMRO ordinary share. Under the terms of the Offer, Barclays existing ordinary shareholders will own approximately 52 percent and ABN AMRO existing ordinary shareholders will own approximately 48 percent of the combined group.
Regulatory Approvals
In connection with the Offer there are 108 regulatory authorities in 53 countries with whom a change of control filing needs to be made. A change of control consent is required from 55 of these regulatory authorities to enable closing of the Offer.
Barclays and ABN AMRO are making excellent progress in respect of these regulatory processes and by the end of May expect to have completed substantially all of the relevant filings where a consent or notification is required prior to closing of the public offer. The applications for the UK and the Netherlands, being the two most significant jurisdictions given the location of incorporation and lead regulation of the two groups, have already been filed with the relevant regulators.
Competition Authority Approvals
Barclays and ABN AMRO are also at an advanced state of preparation in relation to the various merger control filings that will be needed. The parties have jointly carried out a detailed competition analysis and are confident that there are no substantive anti-trust issues to address. Barclays and ABN AMRO therefore anticipate that merger control issues will not have any impact on the Offer timetable.

Timetable
The posting of formal Offer documentation remains conditional upon satisfaction or waiver of the pre-Offer conditions referred to in the announcement of 23 April 2007. Barclays and ABN AMRO intend to publish formal Offer documentation in six weeks.
Good progress has been made to date on fulfilment of significant pre-Offer conditions such as the regulatory and anti-trust filings referred to above, the required tax clearances, and the consultation with the representative bodies of the employees. Furthermore the UK Financial Services Authority (“FSA”) and De Nederlandsche Bank have agreed, as mentioned in the announcement of 23 April 2007, that the FSA will be lead supervisor of the combined group. However, significant matters still need to be progressed over the next six weeks, particularly in relation to regulatory approval of the Offer documentation by AFM, UKLA and SEC and the approval by the relevant US authorities required to complete the agreement with Bank of America to acquire LaSalle.
John Varley, the CEO of Barclays, said:
“Barclays recommended Offer for ABN AMRO will create a world leading bank, better able to serve our customers with more and better products thus creating additional value for the shareholders of both our companies for many years to come. The Barclays Offer provides ABN AMRO shareholders certainty, deliverability and value.”
This announcement is made in accordance with article 9g paragraph 1 under a of the Dutch Securities Market Supervision Decree (Besluit toezicht effectenverkeer 1995).
This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.
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14.3	Announcement on Regulatory Filings dated 12 June 2007
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BARCLAYS RECOMMENDED MERGER WITH ABN AMRO — UPDATE ON FILINGS
Further to the announcement of 23 May, updating as to progress on the agreed merger between Barclays PLC (“Barclays”) and ABN AMRO Holding N.V, (“ABN AMRO”), Barclays announces today that, in collaboration with ABN AMRO, it has made substantially all of the pre-acquisition competition and regulatory filings required to proceed with its recommended offer to ABN AMRO shareholders (the “Offer”) and expects to publish Offer documentation in July.
In connection with the Offer there are 107 regulatory authorities in 52 countries with whom a change of control filing needs to be made. A change of control consent is required from 52 of these regulatory authorities to enable closing of the Offer. Barclays and ABN AMRO have made excellent progress in respect of these regulatory processes and have now made substantially all of the relevant filings where a consent or notification is required prior to closing of the public offer. Approval is currently pending with the relevant regulatory authorities.
Barclays notes that Bank of America has now submitted its application to the Board of Governors of the US Federal Reserve System to acquire LaSalle Bank Corporation.
A draft of the Offer Document has been submitted to the AFM and drafts of the Prospectus and the Class 1 Circular have been submitted to the UKLA. A registration statement on Form F-4, which contains the preliminary version of the US Offer Document/ Prospectus, has also been submitted to the SEC and will be available today via the website of the SEC (www.sec.gov). Together, Barclays and ABN AMRO will continue to work with all of the relevant regulatory bodies with the aim of publishing the offer documentation in July.

John Varley, the CEO of Barclays, said:
“Barclays recommended Offer for ABN AMRO will provide significant and sustained value for shareholders by creating a powerful force in global financial services delivering more and better products to our customers worldwide. The progress which Barclays has made with its regulatory filings and Offer documentation demonstrates the high degree of deliverability and certainty which the Barclays Offer provides ABN AMRO shareholders.”
This is an announcement within the meaning of article 9b paragraph 1 of the Dutch Securities Market Supervision Decree (Besluit toezicht effectenverkeer 1995).
This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.
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14.4	Announcement on Commitments to Employees and Trade Unions dated 28 June 2007
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BARCLAYS ANNOUNCES COMMITMENTS TO EMPLOYEES AND TRADE UNIONS
The proposed merger of Barclays and ABN AMRO will create a leading force in global financial services offering employees enhanced career and employment opportunities.
Barclays has held a series of high-level meetings with employee representative groups, including trade unions and works councils. Their input has been invaluable in facilitating today’s announcement.
Barclays has today (28 June) announced a set of commitments to its employees and ABN AMRO’s employees to provide further clarity and assurance on how activities will be undertaken following the transaction.
Barclays commits to all Barclays and ABN AMRO employees that, in merging the two organisations, it will:

•	fully respect employees’ rights and existing union agreements;

•	avoid compulsory redundancies wherever possible, through natural turnover and voluntary redundancy;

•	seek new opportunities for any employee whose role becomes redundant; and

•	provide appropriate individual support, such as training and skills development.
Barclays also commits to maintaining each Barclays and ABN AMRO employee’s current redundancy terms (as at 28 June), worldwide, for two years after the offer for ABN AMRO becomes unconditional.
Barclays has recognised the value of constructive and regular dialogue with employee stakeholder bodies for many years. Barclays will put in place effective and efficient structures to enable a strong partnership to continue. As part of this process, Barclays is committed to dialogue to build global principles and frameworks. Barclays will host a one day forum for employee representatives and trade unions from Barclays and ABN AMRO to discuss implementation of the approach laid out in this announcement, to explore approaches to managing change and promoting dialogue, and to share best practice from around the enlarged group.
John Varley, Group Chief Executive of Barclays, said:
“Barclays has a very constructive relationship with its current employee representatives and trade union partners founded on openness, trust and respect.
“We will continue to work with employee and union groups globally. Together we have the opportunity to enhance capability for customers whilst offering great careers for employees and long term job creation.”
This is an announcement within the meaning of article 9b paragraph 1 of the Dutch Securities Market Supervision Decree (Besluit toezicht effectenverkeer 1995).

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14.5	‘Extension’ Announcement dated 2 July 2007
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BARCLAYS RECOMMENDED MERGER WITH ABN AMRO — UPDATE ON OFFER
In their announcement of 23rd May, Barclays PLC (“Barclays”) and ABN AMRO Holding N.V. (“ABN AMRO”) indicated that Barclays Offer Documentation would be published in July subject to the satisfaction of all pre-conditions specified in the original press release dated 23rd April.
Good progress continues to be made in relation to the pre-conditions, documentation and regulatory change of control approvals. Since the regulatory review processes relating to the documentation are not yet completed, the AFM has agreed an extension so that an announcement on the availability of the formal Offer Documentation can take place on or before 23rd July, 2007 [1].
This will not impact on the Offer timetable as outlined in the announcement of 23rd April, 2007 and affirmed in the announcement of 23rd May.
This is an announcement within the meaning of article 9b paragraph 1 of the Dutch Securities Market Supervision Decree (Besluit toezicht effectenverkeer 1995).
[1] Under the Dutch Securities Market Supervision Decree, the six-week term following the 23rd May 2007 announcement would without extension expire on 5th July 2007.
This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the “Restricted Jurisdictions”). Such persons should inform themselves about and observe any applicable requirements.
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14.6	Announcement on Progress Regulatory Filings dated 4 July 2007
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COMMENT FROM JOHN VARLEY, GROUP CHIEF EXECUTIVE, BARCLAYS PLC
Barclays PLC (“Barclays”) and ABN AMRO Holding N.V. (“ABN AMRO”) have made all of the relevant filings globally which are now due in respect of the Offer where a consent or notification is required in respect of the Offer.
John Varley, Group Chief Executive, Barclays said:
“We have made pre-completion regulatory and competition authority filings in 49 jurisdictions globally.
“The progress which Barclays and ABN AMRO have made with these filings continues to demonstrate the straightforward nature of the Barclays offer. This gives ABN AMRO shareholders a high degree of certainty and deliverability.
“We look forward to issuing our formal offer documentation to shareholders later this month. We believe that the combination of Barclays and ABN AMRO will create sustained long-term value for shareholders by giving customers around the world access to significantly enhanced product and service capabilities.”
This is an announcement within the meaning of article 9b paragraph one of the Dutch Securities Market Supervision Decree (Besluit toezicht effectenverkeer 1995).
This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the

“Restricted Jurisdictions”). Such persons should inform themselves about and observe any applicable requirements.
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14.7	‘Extension’ Announcement dated 19 July 2007
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BARCLAYS RECOMMENDED MERGER WITH ABN AMRO — UPDATE ON OFFER
In their announcement of 2 July 2007, Barclays PLC (“Barclays”) and ABN AMRO Holding N.V. (“ABN AMRO”) indicated that an announcement on the availability of the formal Barclays offer documentation was to take place on or before 23 July 2007. Good progress continues to be made in relation to the pre-conditions, documentation and regulatory change of control approvals. Since the regulatory review processes relating to the documentation, including with the SEC, are not yet completed, the AFM has agreed an extension so that an announcement on the formal offer documentation being available can be made on or before 6 August 2007.
Launch of the Barclays offer will be subject to the satisfaction of the pre-conditions referred to in the original press release dated 23 April 2007. In relation to the offer, Barclays is considering possible alternative offer structures, including introduction of a partial cash consideration element into the Offer. No decision has yet been taken but Barclays will make further announcements as, if and when due under applicable rules and regulations. If any changes to Barclays offer were made they would be consistent with its prior public statements regarding the strict financial criteria it applies to merger and acquisition transactions and ensuring that the terms of any transaction are in the interests of its existing shareholders.
This is an announcement within the meaning of article 9b paragraph 1 of the Dutch Securities Market Supervision Decree (Besluit toezicht effectenverkeer 1995).
This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the “Restricted Jurisdictions”). Such persons should inform themselves about and observe any applicable requirements.
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14.8	Announcement on Revised Offer dated 23 July 2007:
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BARCLAYS ANNOUNCES INVESTMENTS OF UP TO €13.4 BILLION BY CHINA DEVELOPMENT BANK AND TEMASEK HOLDINGS, AND A REVISED OFFER FOR ABN AMRO

•	China Development Bank to strengthen strategic partnership with Barclays and to become a major shareholder

•	Temasek to become a major shareholder of Barclays

•	€3.6 billion investment by China Development Bank and Temasek in Barclays unconditional on outcome of proposed merger with ABN AMRO

•	Up to a further €9.8 billion investment by China Development Bank and Temasek in Barclays conditional upon completion of the proposed merger

•	€2.5 billion (£1.7 billion) of this conditional investment available for clawback, outside of the United States, targeted to existing Barclays shareholders

•	Revised offer for ABN AMRO of €67.5 billion, €42.7 billion in shares and €24.8 billion in cash

•	Barclays first half earnings per share up 14 per cent.

•	Share buyback by Barclays of up to €3.6 billion (£2.4 billion)

The Board of Directors of Barclays PLC (“Barclays”) today announces an investment by China Development Bank and Temasek Holdings of up to €13.4 billion (£9.0 billion) in Barclays through the subscription of new shares. Barclays also announces revised terms of its offer (“Revised Offer”) for ABN AMRO Holding N.V. (“ABN AMRO”). Barclays has submitted the Revised Offer to the Managing and Supervisory Boards of ABN AMRO for their consideration.
Investments by China Development Bank and Temasek
China Development Bank and Barclays today announce that they will broaden their relationship from strategic co-operation to a strategic partnership as a result of which China Development Bank will become a major shareholder and will subscribe an initial €2.2 billion (£1.5 billion) of Barclays new ordinary shares (or 3.1 per cent. of Barclays current issued share capital). Subject to regulatory approval and completion of the Revised Offer for ABN AMRO, China Development Bank will subscribe up to a further €7.6 billion (£5.1 billion) of Barclays ordinary shares, of which €1.8 billion (£1.2 billion) will be made available for clawback, outside of the United States, targeted to existing Barclays shareholders.
Temasek Holdings (Private) Limited (“Temasek”) will become a major shareholder in Barclays through the subscription of €1.4 billion (£1.0 billion) of Barclays new ordinary shares (or 2.1 per cent. of Barclays current issued share capital). Temasek has further agreed to subscribe up to €2.2 billion (£1.5 billion) of Barclays ordinary shares conditional upon the completion of the Revised Offer for ABN AMRO, of which €0.7 billion (£0.5 billion) will be made available for clawback, outside of the United States, targeted to existing Barclays shareholders.
The Board and management of Barclays are pleased to build on the long-standing relationship with China Development Bank making it now a strategic partner and a strategic shareholder. Barclays also welcomes Temasek as a major shareholder. The management of Barclays believes there are substantial benefits for each of Barclays, China Development Bank and Temasek as a result of these arrangements. The Unconditional Investment by China Development Bank and Temasek are an important endorsement of the Barclays strategy and management team. The further investment, conditional upon the completion of the Revised Offer, underscores the confidence of China Development Bank and Temasek in the value potential of the combination with ABN AMRO.
Barclays Capital, acting as investment banking advisor to Barclays Group, introduced the strategic shareholders and advised on the structuring of the investments and the Revised Offer.
Revised Offer Terms
Barclays announces the terms of a Revised Offer to ABN AMRO ordinary shareholders. The Revised Offer per ABN AMRO ordinary share consists of:

•	€13.15 in cash and

•	2.13 ordinary shares in Barclays (“New Barclays Shares”)
The Revised Offer is worth €35.73 per ABN AMRO ordinary share based on the closing share price of Barclays on 20 July 2007. On this basis, the total consideration is currently valued at €67.5 billion (£45.4 billion), with approximately 37 per cent. in cash. ABN AMRO shareholders will retain a significant share of a strong and competitive combination for clients with superior products and extensive distribution. The merged group is expected to generate significant and sustained future incremental earnings growth for all shareholders.
The combination of ABN AMRO and Barclays will benefit from a diversified customer base and geographic mix. The proposed merger will create:

•	A leading force in global retail and commercial banking, with world class products:

•	47 million customers, approximately 90 per cent. of whom are in seven key markets

•	One of the world’s leading transaction banking platforms offering world class payment and trade finance solutions

•	A top five card issuer outside the US with approximately 27 million cards.

•	A leading global investment bank in risk management and financing with an enhanced product offering across a broader geographical exposure

•	The world’s largest institutional asset manager, with enhanced retail distribution capabilities and complementary products ensuring delivery of world class products and services to a wider customer base

•	The world’s eighth largest wealth manager, with a leading European onshore franchise and attractive positions in growth markets.
The Revised Offer delivers the following additional benefits to ABN AMRO shareholders:

•	Greater value: a €2.9 billion (£2.0 billion) increase in the value of the offer

•	Greater certainty: the cash element of the consideration is already committed at a fixed price.

•	Greater flexibility: those ABN AMRO shareholders who wish to vary the proportion of cash or shares they receive under the Revised Offer will be given the opportunity to do so by way of a Mix and Match facility thus providing short term investors the opportunity of receiving more cash and long term investors with the opportunity to participate to a greater extent in the prospects of the combined entity.
The management of Barclays believe that the previously announced €3.5 billion pre-tax synergies estimate remains conservative. It is expected that these synergies will be delivered faster than originally anticipated with the result that the pre-tax synergy total will be at least €725 million in 2008 and €2,270 million in 2009 which compares to the estimates of €400 million and €2,080 million announced on 23 April 2007. These synergy estimates do not include any of the substantial benefits which are expected to be derived from the partnership with China Development Bank.
On the basis of the conservative synergy estimates and taking into account no benefits from the collaboration with China Development Bank, the Board of Barclays expects that the proposed merger will be 5 per cent. accretive to Barclays cash earnings per share in 2010 and that the return on investment will be approximately 13 per cent. in 2010. Assuming the clawback placing is taken up in full by existing Barclays ordinary shareholders, they will own 57 per cent. of the enlarged share capital after completion of the Revised Offer.
The Merger Protocol signed by Barclays and ABN AMRO on 23 April 2007 remains in place but has been amended in order to facilitate these arrangements and to allow ABN AMRO to consider the Revised Offer whilst preserving each party’s rights.
The transaction documentation for the Revised Offer will need to be filed, and where appropriate, approved by the appropriate regulators and will be published to ABN AMRO and Barclays shareholders as soon as possible. The expected date of completion remains the same as for Barclays original offer.
Share Buyback
The total proceeds from issuance of Barclays shares to Temasek and China Development Bank on 14 August 2007 will amount to €3.6 billion (£2.4 billion) and this amount is unconditionally committed. Barclays intends to minimise the dilutive effect of the issuance on its existing shareholders by commencing a share buyback programme for up to €3.6 billion (£2.4 billion). The earliest date the buyback would start is shortly after publication of Barclays interim results on 2 August 2007 and the latest is after conclusion of its offer for ABN AMRO. Further details will be announced with publication of our interim results.
Current Trading
In the first half of 2007 Barclays continued to make substantial progress on its strategic priorities and delivered record financial results. Double digit profit and earnings growth built on the exceptionally strong performance of 2006.
Barclays profit before tax increased 12 per cent. to £4,101 million. Earnings per share increased 14 per cent. to 41.4p and the interim dividend will increase 10 per cent. to 11.5p per share.
The full Barclays Interim Results Announcement will be published on 2 August 2007. For more information, please refer to Appendix III

John Varley, CEO of Barclays, said:
“Today’s announcement represents an important new step in the continued transformation of Barclays towards our stated ambition to be one of the world’s leading universal banks. Through the introduction of two highly respected shareholders, from whom we will derive support and advice, we will be able to drive our future development in the rapidly growing Asian markets. We are delighted that China Development Bank and Temasek have chosen to invest in Barclays and this reflects their confidence in our growth strategy. We have announced a restructuring of our proposed offer for ABN AMRO that represents an improved deal for both Barclays and ABN AMRO shareholders and introduces a significant element of cash and a greater opportunity to share in future value generation”
Bob Diamond, President of Barclays, said:
“Barclays Capital and Barclays Global Investors have strong long-standing relationships with China Development Bank and Temasek and approached them in May about this opportunity. Cementing these valuable relationships through their investments in Barclays will dramatically accelerate the investment banking, cash management, trade finance, private wealth and asset management franchises of Barclays and of the combined Barclays and ABN AMRO group in the region. The agreement with China Development Bank provides Barclays with unprecedented access jointly to provide financial services to the rapidly growing Chinese market and Chinese companies trading internationally. We are delighted at the opportunity of working together.”
Governor Chen of China Development Bank said:
“We are delighted to make this investment, building on the current successful historical co-operation we have with Barclays. This strategic and financial collaboration is the next step in the evolution of China Development Bank into a commercially operated financial institution. The investment in Barclays represents a unique and compelling financial opportunity. Furthermore, China Development Bank supports Barclays strategy of building a leading diversified full service bank and supports Barclays management in pursuit of its global strategy. China Development Bank strongly believes that this long term investment in Barclays will be financially attractive.”
Simon Israel, Executive Director of Temasek, said:
“Barclays is a very well-managed bank. We are very impressed with its board and management, specifically on their strategy, track record and focus on value creation for shareholders. We believe the Barclays board and management understand what it takes to make the merger with ABN AMRO work and deliver value.”
Financial Advisers
The Board of Barclays, which has received financial advice from Barclays Capital, Citi, Credit Suisse, Deutsche Bank, JPMorgan Cazenove and Lazard (collectively, the “Barclays Advisers”) considers that the terms of the Revised Offer are fair and reasonable. In providing their advice to the Board of Barclays, the Barclays Advisers have relied upon the Board’s commercial assessment of the Revised Offer.
China Development Bank has received financial advice from Blackstone Advisory and Blackstone Advisory has provided a fairness opinion to China Development Bank on the terms of its investment.

1.	Investment by China Development Bank
China Development Bank will invest a total of up to €9.8 billion (£6.6 billion) in the combined group and has entered into a strategic partnership with Barclays which establishes a framework for their strategic co-operation. Barclays will assist and advise China Development Bank in its evolution into a commercially operated financial institution. The two parties will jointly exploit international business opportunities, including:

•	cross-referral of clients, when the clients’ needs can better be met by the other partner

•	extensive training and talent management. China Development Bank will use Barclays global presence to identify and to recruit talent outside China, and will benefit from the provision of extensive training and the regular secondment of managers from Barclays

•	collaboration in commodities products, where Barclays Capital is already established as one of the world’s leading firms
In addition, China Development Bank will use Barclays Global Investors as one of its preferred asset managers. Both parties have agreed to co-operate where further opportunities to develop new markets and products in the region are identified. Barclays will provide expertise and advice in fields including risk management, corporate governance and IT strategy and procurement.
Barclays and China Development Bank have agreed that:

•	China Development Bank will invest €2.2 billion (£1.5 billion) in Barclays through an unconditional subscription of 201 million new Barclays ordinary shares, or 3.1 per cent. of Barclays existing issued share capital, at a price of £7.20 per share on 14 August 2007.

•	China Development Bank has agreed to invest up to a further €7.6 billion (£5.1 billion) in Barclays through a conditional investment agreement at a price of £7.40 per new ordinary share conditional on the merger with ABN AMRO completing.

•	€1.8 billion (£1.2 billion) of the conditional investment will be available, outside the United States, targeted to existing Barclays shareholders through a clawback placing. If this clawback placing is taken up in full, China Development Bank’s resulting shareholding in the combined group would be 6.3 per cent. and in the event that none of the clawback placing is taken up the resulting shareholding would be 7.7 per cent.

•	Conditional upon the completion of the proposed merger, China Development Bank will subscribe for warrants in respect of 61 million new Barclays ordinary shares with an exercise price of £7.80 per share and an exercise period of two years. If the warrants were exercised, China Development Bank’s shareholding in the combined group would rise by 0.5%

•	China Development Bank will be entitled to nominate a non-executive Director to the Barclays Board.

•	China Development Bank will be free to acquire additional shares in Barclays on the open market subject to a standstill agreement limiting its shareholding to below 10 per cent. for three years.

•	China Development Bank has agreed not to enter into a business collaboration agreement of a similar nature with another major banking institution with global operations.
This partnership will provide Barclays unprecedented access jointly to deliver financial services to the rapidly growing Chinese market. Through Barclays Capital and Barclays Global Investors, Barclays has built leading franchises across Asia. The partnership with China Development Bank will strengthen Barclays already strong Asian franchise. Particular areas of focus for Barclays include near term opportunities in Wealth and Asset Management. The merger with ABN AMRO creates even greater opportunities both for China Development Bank and the combined group, particularly as ABN AMRO brings a world class trade finance and payments platform to service Chinese businesses and has an attractive retail and wholesale franchise both in China and in countries that represent important trade partners for China.
Through its investment in Barclays and strategic partnership, China Development Bank will enhance its ability to serve Chinese corporations and institutions. China Development Bank will gain access to Barclays extensive international franchise in order to facilitate international commerce for Chinese companies. The partnership will also give China Development Bank access to the leading product expertise that Barclays has developed in its universal banking model, such as in structured products, enabling China Development Bank to leverage these skills in its domestic market. China Development Bank will have opportunities to learn best practices from Barclays in terms of customer service, product development and corporate governance. This will improve China Development Bank’s understanding of global financial services.

2.	Investment by Temasek
Temasek has agreed to become a major shareholder in Barclays and will invest a total of up to €3.6 billion (£2.4 billion) in the combined group. The key terms of the Temasek investment are set out below.

•	Temasek will invest €1.4 billion (£1.0 billion), or 2.1 per cent. of Barclays existing issued share capital, in Barclays through an unconditional placing of 135 million new Barclays ordinary shares at a price of £7.20 per share on 14 August 2007.

•	Temasek will also invest up to a further €2.2 billion (£1.5 billion) in Barclays shares at a price of £7.40 per share conditional on the merger completing.

•	€0.7 billion (£0.5 billion) of this subscription amount will be available through a clawback placing, outside the United States, targeted to existing Barclays shareholders. Assuming this clawback placing is taken up in full, Temasek’s resulting shareholding in the combined group would be 2.4 per cent. and in the event that none of the clawback placing is taken up the resulting shareholding would be 2.9 per cent.

•	Conditional upon completion of the proposed merger, Temasek will subscribe for warrants in respect of 61 million Barclays ordinary shares with an exercise price of £7.80 per share and an exercise period of two years. If the warrants were exercised, Temasek’s shareholding would rise by 0.5%.

•	Temasek will be entitled to nominate a non-executive Director to the Barclays Board if the merger becomes unconditional.
The investment by Temasek in Barclays is consistent with its strategy of creating successful partnerships through long-term investments. Temasek believes that, in addition to Barclays current growth prospects, the proposed merger with ABN AMRO will create value enhancing growth opportunities. Temasek will be able to bring its deep rooted knowledge and expertise in the Asian market to the Board of Barclays. Temasek is widely recognised as one of the world’s most successful international equity investors. Temasek also has extensive experience investing in the financial services sector and currently owns significant investments in 14 banks.

3.	Clawback Placing
Of the Barclays shares which China Development Bank and Temasek have conditionally agreed to acquire, up to 230 million shares are today being offered, by way of a clawback placing, targeted at certain Barclays shareholders outside of the United States (to be determined in Barclays sole discretion) at a price of £7.40 per share. To the extent that the clawback placing is not taken up, these shares will be subscribed by China Development Bank and Temasek. The shares subject to the clawback placing will only be issued following and conditional upon the Revised Offer being declared unconditional.

4.	Terms of the Revised Offer
Under the terms of the Revised Offer, ABN AMRO ordinary shareholders will be entitled to receive:

•	2.13 New Barclays Shares and €13.15 in cash for every 1 ABN AMRO ordinary share

•	0.5325 New Barclays ADSs and $18.19 in cash for every 1 ABN AMRO ADS
ABN AMRO ordinary shareholders and ABN AMRO ADS holders may elect under the terms of the Revised Offer, subject to availability, to vary the proportions in which they receive New Barclays Shares and cash in respect of their holdings of ABN AMRO ordinary shares. The total number of New Barclays Shares to be issued and the maximum aggregate amount of cash to be paid under the Revised Offer will not be varied as a result of elections under the Mix and Match Facility. Accordingly, satisfaction of elections made by ABN AMRO ordinary shareholders and ABN AMRO ADS holders under the Mix and Match Facility will depend on the extent to which other ABN AMRO ordinary shareholders and ABN AMRO ADS holders make offsetting elections. Satisfaction of elections under the Mix and Match Facility will be effected on the basis of £8.00 in cash for each New Barclays Share (and vice versa). To the extent that elections cannot be satisfied in full, they will be scaled down pro rata. As a result, ABN AMRO ordinary shareholders and ABN AMRO ADS holders who make an election under the Mix and Match Facility will not necessarily know the exact number of New Barclays Shares or the amount of cash they will receive until settlement of the consideration under the Revised Offer.
If ABN AMRO ordinary shareholders make no such election, they will receive €13.15 in cash and 2.13 New Barclays Shares in respect of each ordinary ABN AMRO share tendered. If ABN AMRO ADS holders make no such election, they will receive $18.19 in cash and 0.5325 New Barclays ADSs in respect of each ABN AMRO ADS tendered. Further details on the Mix and Match facility will be included in the Revised Offer documentation.
The record date for the Barclays interim dividend for the 2007 financial year is 17 August 2007, which will be before the closing date of the Revised Offer. Accordingly, assuming the merger is effective before the record date for the Barclays final dividend for 2007, which is expected to be in early March 2008, the first dividend payable to holders of the Barclays Ordinary Shares issued to ABN AMRO shareholders under the Revised Offer is likely to be the Barclays final dividend for 2007. ABN AMRO ordinary shareholders will be entitled to receive the ABN AMRO interim dividend for the 2007 financial year.
The total consideration payable under the Revised Offer equates to €67.5 billion (£45.4 billion) and the implied value per ABN AMRO ordinary share represents a price to 2006 reported earnings multiple of 14.3 times and a price to 2006 book multiple of 2.8 times.
Barclays intends to make an offer for all the depositary receipts which represent the ABN AMRO convertible financing preference shares. Barclays currently intends to offer holders cash and is also considering offering an alternative instrument which will potentially enable those holders who currently enjoy a participation exemption to continue to do so. The terms of the proposal for the formerly convertible preference shares remain unchanged at €27.65 per share in cash.

5.	Financing of the Revised Offer
Barclays will finance the €24.8 billion (£16.7 billion) cash component of the Revised Offer from the following sources:
LASALLE SALE PROCEEDS
€12 billion (£8.1 billion) of capital released from the sale of LaSalle to Bank of America and previously intended to be returned to shareholders post closing of the transaction will be used to fund part of the cash consideration.
CHINA DEVELOPMENT BANK AND TEMASEK CONDITIONAL INVESTMENT
€9.8bn (£6.6 billion) of cash consideration is funded by the proposed investments of Temasek and China Development Bank. Of that amount, €2.5 billion (£1.7 billion) is subject to the clawback placing described above.
AVAILABLE CASH RESOURCES
Barclays will fund €3 billion (£2 billion) of the consideration from available cash resources.

6.	Financial effects of the Revised Offer
Based on the terms of the Revised Offer ABN AMRO shareholders will benefit from significant accretion in cash earnings per share and dividend income on completion of the Revised Offer.
On the basis of the conservative synergy estimates and taking into account no benefits from the collaboration with China Development Bank, the Board of Barclays expect that the proposed merger will be 5 per cent. accretive to Barclays cash earnings per share in 2010 and that the return on investment will be approximately 13 per cent. in 2010.
Under the terms of the Revised Offer, assuming full takeup of the clawback placing by existing Barclays ordinary shareholders, they will own approximately 57 per cent. of the issued ordinary share capital of the combined group, compared with 52 per cent. under the terms of the offer announced on 23 April 2007; existing ABN AMRO ordinary shareholders would own approximately 35 per cent. In addition, Temasek would own 2 per cent. and China Development Bank 6 per cent. These figures assume all of the ABN AMRO ordinary shares and ADSs currently in issue are tendered under the Revised Offer and are all taken up in the clawback placing.
The pro forma Tier 1 ratio of the combined group will be 7.5 per cent. on closing and the Core Equity Tier 1 ratio 5 per cent.. The combined group will seek to maintain the Tier 1 ratio at 7.5 per cent. and rebuild the Core Equity Tier 1 ratio to 5.25 per cent. by the end of 2009 from the retention of cash flow from earnings.
The €3.6 billion (£2.4 billion) proceeds of the nconditional Investment by China Development Bank and Temasek will be used to fund the share buyback.

7.	Conditions and Indicative Timetable
The launch of the Revised Offer is conditional on the same pre-conditions as set out in our announcement of 23 April with the addition of a further pre-condition requiring ABN AMRO to confirm to us that they will continue their recommendation no later than 30 July or such later date as Barclays may agree. This additional condition is for the sole benefit of Barclays. Barclays reserves the right to extend the date for satisfaction of this pre-condition or waive the pre-condition in the event that it is not satisfied.
As announced on 19 July, the AFM has agreed that an announcement on the formal offer documentation being available can be made on or before 6 August 2007.
The conditions to the Revised Offer remain consistent with those detailed in our announcement of 23 April 2007 with limited additions regarding regulatory consents to the investments by Temasek and China Development Bank and a consent from De Nederlandsche Bank (“DNB”) relating to a dividend by ABN AMRO to Barclays of the LaSalle proceeds to finance part of the cash component of the Revised Offer and provisions to deal with the competitive situation which has now developed.
Barclays has made all of the relevant regulatory filings globally which are now due where a consent or notification is required in respect of the Revised Offer. Some approvals have already been received (including from the FSA in respect of a change in control of ABN AMRO’s UK subsidiaries) and it is expected that substantially all remaining approvals will be received by the end of August.
The DNB is currently assessing Barclays application for a declaration of no objection (“DNO”) in connection with the Revised Offer. Barclays made the application to the DNB on 14 May 2007, is co-operating fully in this process and expects to receive the DNO by mid-August.
Until all approvals have been received, Barclays and ABN AMRO will continue to communicate and to work with the appropriate regulatory authorities to ensure that all approvals are received in good time for the anticipated closing.
Barclays has made pre-completion competition/antitrust filings in all 12 applicable jurisdictions and has currently received the majority of the pre-completion approvals
ABN AMRO and Barclays will seek to obtain all necessary regulatory and competition approvals and clearances and will complete all requisite employee consultation and information processes as soon as reasonably possible with a view to receiving the required regulatory, competition and other consents or approvals for the Revised Offer. Following consultation on the proposed merger with Barclays and ABN AMRO, ABN AMRO’s Dutch Central Works Council and its European Staff Council have issued a positive advice and an opinion respectively in relation to the proposed merger on 20 July 2007.
Indicative timetable

August 2007	Publication of Revised Offer documentation, Prospectus and Barclays circular to shareholders
September 2007	Extraordinary General Meeting of Barclays shareholders to approve the Revised Offer
End September 2007	Closing date of the Revised Offer
The indicative timetable is included for illustrative purposes only and may be subject to change.

8.	Advisors
Barclays Capital, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, JPMorgan Cazenove Limited and Lazard & Co., Limited are acting as financial advisers for Barclays. Clifford Chance LLP and Sullivan and Cromwell LLP are acting as legal advisers to Barclays.
Blackstone Advisory is acting as financial adviser to China Development Bank.
This announcement is a public announcement as defined in section 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).
This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.
Unquote

14.9	Announcement Clawback Placing dated 23 July 2007:
Quote
BARCLAYS ANNOUNCES CLAWBACK PLACING OF UP TO 229,729,730 ORDINARY SHARES OF 25P EACH AT A PLACING PRICE OF 740P EACH
The Board of Directors of Barclays PLC (“Barclays”) today announces a revised offer for ABN AMRO and an investment by China Development Bank and Temasek of up to 13.4 billion euros in Barclays through the subscription of new shares. Of the Barclays shares which China Development Bank and Temasek have conditionally agreed to acquire, up to 2.5 billion euros (£1.7billion) worth of shares are today being made available outside the United States by way of a clawback placing targeted at certain Barclays shareholders (to be determined in Barclays sole discretion) at a price of £7.40 per share. To the extent not taken up these shares will be subscribed by China Development Bank and Temasek. The shares subject to the clawback placing will only be issued following and conditional upon the revised offer for ABN AMRO being declared unconditional.
The clawback placing will commence at 7.00 am today and will close at 4.30pm on Tuesday 24 July 2007. The full terms and conditions of the clawback placing are set forth in this announcement Citi, Credit Suisse, Deutsche Bank and JPMorgan Cazenove are acting as joint bookrunners and placing agents on behalf of Barclays in respect of the clawback placing.
This announcement is a public announcement as defined in section 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).
This announcement is not for distribution directly or indirectly in or into the United States, Canada, Australia or Japan or any jurisdiction into which the same would be unlawful. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire shares in the capital of Barclays in the United States, Canada, Australia or Japan or any jurisdiction in which such an offer or solicitation is unlawful. The shares in Barclays referred to in this announcement have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold or transferred within the United States absent registration or an exemption from registration. No public offering of securities will be made in the United Kingdom, the United States or elsewhere.
Unquote

14.10	Announcement on placing of Clawback Shares dated 25 July 2007
Quote
For immediate release
RESULT OF CLAWBACK PLACING OF UP TO 229,729,730 ORDINARY SHARES OF 25P EACH AT A PLACING PRICE OF 740P EACH
Under the terms of the subscription agreements announced on 23 July 2007, China Development Bank (“CDB”) committed to subscribe for 693 million Barclays ordinary shares and Temasek Holdings (“Temasek”) committed to subscribe for 196 million Barclays ordinary shares at a price of £7.40 per share conditional on the merger completing. Of these amounts 229,729,730 shares were made available in a clawback placing targeted at Barclays existing shareholders in order to allow them to participate on the same terms.
Applications for subscription under the clawback placing have resulted in the allocation of 153,772,445 shares at a price of £7.40 per share (representing £1.14bn worth of Barclays shares) to existing Barclays shareholders and certain other institutional investors.
As a result of this placing CDB and Temasek have been scaled back such that conditional upon the completion of the proposed merger with ABN AMRO, China Development Bank will now subscribe for a total of 582 million shares at a price of £7.40 per share (representing £4.31 billion worth of Barclays shares), and Temasek will subscribe for a total of 153 million shares at a price of £7.40 per share (representing £1.13 billion worth of Barclays shares). Assuming that the revised offer for ABN AMRO is successful, China Development Bank will, upon completion, have a shareholding of 6.7% and Temasek 2.5%.

The full terms and conditions of the clawback placing are set out in the announcement of the placing on 23 July 2007. Terms and assumptions defined in that announcement carry the same meaning in this announcement Citi, Credit Suisse, Deutsche Bank and JPMorgan Cazenove are acting as joint bookrunners and placing agents on behalf of Barclays in respect of the clawback placing.
This announcement is a public announcement as defined in section 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).
This announcement is not for distribution directly or indirectly in or into the United States, Canada, Australia or Japan or any jurisdiction into which the same would be unlawful. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire shares in the capital of Barclays. The shares in Barclays referred to in this announcement have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold or transferred within the United States absent registration or an exemption from registration. No public offering of securities is being made in the United Kingdom, the United States or elsewhere.
Unquote

14.11	Announcement on update of Offer dated 30 July 2007
Quote
BARCLAYS REVISED OFFER FOR ABN AMRO — UPDATE ON OFFER
Barclays PLC (“Barclays”) notes the announcement by the Supervisory and Management Boards of ABN AMRO Holding NV (“ABN AMRO”) that the proposed merger with Barclays is consistent with ABN AMRO’s strategic vision and could result in the creation of additional longer term value for ABN AMRO shareholders.
The Merger Protocol signed by Barclays and ABN AMRO on 23 April 2007 has been amended to reflect the terms of the Revised Offer, and to enable it to remain in force in light of the withdrawal of ABN AMRO’s formal recommendation. Under the terms of the Revised Offer, ABN AMRO ordinary shareholders will be entitled to receive:

•	2.13 New Barclays Shares and EUR13.15 in cash for every ABN AMRO ordinary share

•	0.5325 New Barclays ADSs and the dollar equivalent of EUR13.15 in cash for every ABN AMRO ADS
The cash element of the consideration is already committed at a fixed price.
The conditions to the launch of the Revised Offer, announced on 23 July 2007, include the requirement that the Boards of ABN AMRO recommend Barclays offer. Barclays has agreed to waive this pre-condition, but this will instead become a condition to the completion of the Revised Offer.
Barclays continues to make good progress with respect to the remaining pre-conditions, documentation and regulatory change of control approvals so that an announcement on the formal offer documentation being made available can be made on or before 6 August 2007. Barclays believes that its Revised Offer continues to provide the shareholders of ABN AMRO with superior long-term value.
John Varley, CEO of Barclays, said:
“We recognise that, at the current time, it is difficult for the Boards of ABN AMRO to make a clear recommendation to their shareholders. However, we are pleased to have their continuing support, and we are confident that our Revised Offer delivers the value, stakeholder benefits and certainty that will allow the Boards to support a recommendation in due course.
Combining Barclays and ABN AMRO would create a powerful force for customers and clients worldwide and a financial services organisation with a highly advantaged position in high growth markets and business sectors. The long-term growth created through this merger will be significant and will, we believe, prove attractive to the shareholders of the new organisation.”
This announcement is made in accordance with article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).
This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.
Unquote

15.	DUTCH SUMMARY
Dit hoofdstuk 15 behelst de Nederlandstalige samenvatting van het Biedingsbericht, dat is uitgegeven ter zake van het openbaar bod (het “Bod”) uitgebracht door Barclays PLC (“Barclays”) op alle uitstaande aandelen in het kapitaal van ABN AMRO Holding N.V. (“ABN AMRO”). De belangrijkste kenmerken van het Bod zijn beschreven in hoofdstuk 5 (Invitation to the ABN AMRO Shareholders).
De gedefinieerde termen in dit hoofdstuk van het Biedingsbericht hebben de betekenis die daaraan wordt gegeven in paragraaf 15.2 van dit hoofdstuk. Deze Nederlandstalige samenvatting maakt deel uit van het Biedingsbericht, maar vervangt dit niet. Deze Nederlandstalige samenvatting is niet volledig en bevat niet alle informatie die voor houders van ABN AMRO Aandelen van belang is om een afgewogen oordeel te kunnen vormen over het Bod. Het lezen van deze Nederlandse samenvatting mag derhalve niet worden beschouwd als een alternatief voor het bestuderen van het volledige Biedingsbericht. Houders van ABN AMRO Aandelen wordt geadviseerd het volledige Biedingsbericht (inclusief alle documenten die daarin door middel van verwijzing (incorporation by reference) zijn opgenomen) zorgvuldig te bestuderen en zo nodig onafhankelijk advies in te winnen teneinde een afgewogen oordeel te kunnen vormen over het Bod en de beschrijving van het Bod in deze samenvatting en in het Biedingsbericht. In geval van verschillen tussen deze Nederlandstalige samenvatting en de Engelse tekst van het Biedingsbericht, prevaleert de Engelse tekst van het Biedingsbericht (inclusief alle documenten die daarin door middel van verwijzing zijn opgenomen).
Met betrekking tot de uitgifte en aanbieding van de Barclays Aandelen en de notering van de Barclays Aandelen op de verschillende effectenbeurzen wordt verwezen naar het Barclays Prospectus. Het Barclays Prospectus is één van de documenten die door middel van verwijzing (incorporation by reference) zijn opgenomen in het Biedingsbericht.

15.1	Restricties en belangrijke informatie
Het uitbrengen van het Bod, de verkrijgbaarstelling van het Biedingsbericht en deze Nederlandstalige samenvatting, alsmede verspreiding van enige andere informatie met betrekking tot het Bod, kunnen in bepaalde jurisdicties aan bepaalde restricties onderhevig zijn. Zie hoofdstuk 1.1 (Restrictions). Dit Bod wordt niet (direct of indirect) gedaan in en mag niet worden geaccepteerd vanuit enige jurisdictie waarin het doen van het Bod niet in overeenstemming is met de in die jurisdictie geldende wet- en regelgeving. Het niet respecteren van deze restricties kan een overtreding van de (effecten-) wet-en regelgeving van de desbetreffende jurisdictie opleveren. Barclays, ABN AMRO en hun adviseurs sluiten iedere aansprakelijkheid uit ter zake van overtredingen van voornoemde restricties. Houders van ABN AMRO Aandelen dienen zo nodig onverwijld onafhankelijk advies in te winnen over hun positie.
Het Biedingsbericht bevat belangrijke informatie voor een ieder die het Bod overweegt, en moet zorgvuldig gelezen worden alvorens men een besluit neemt over het aanmelden van ABN AMRO Aandelen onder het Bod. Zie hoofdstuk 1.2 (Important Information). Houders van ABN AMRO Aandelen wordt aangeraden waar nodig onafhankelijk advies in te winnen.
De informatie opgenomen in de hoofdstukken 1.1, 2, 4.1, 4.2, 4.4, 4.5, 4.7, 4.8, 4.12, 4.13 tweede en derde paragraaf, 4.14, 4.15, 4.16, 4.17, 5.1, 5.2, 5.3, 5.4, 5.6, 5.7, 5.8, 5.9, 5.10, 5.11, 5.12 eerste en derde paragraaf, 5.13, 5.14, 5.15, 6.3, 6.4, 6.5.1, 6.8, 6.11, 6.12, 6.13, 6.19.5, 6.19.6, 6.19.13, 6.19.15, 6.22, 9, 10 (ii), 12, 16 en 18.1, 18.2, 18.3, 18.4 is uitsluitend door Barclays verstrekt.
De informatie opgenomen in de hoofdstukken 4.6, 4.13 eerste paragraaf, 5.12 tweede paragraaf, 6.5.2, 6.7, 6.9, 6.19.14, 7, 8, 11, 17.1, 17.2 en 17.4 is uitsluitend door ABN AMRO verstrekt.
De informatie opgenomen in de hoofdstukken 1.2, 3, 4.3, 4.9, 4.10, 4.11, 4.18, 4.19, 5.5, 6.1, 6.2, 6.5.3, 6.6, 6.10, 6.14, 6.15, 6.16, 6.17, 6.18, 6.19.1, 6.19.2, 6.19.3, 6.19.4, 6.19.7, 6.19.8, 6.19.9, 6.19.10, 6.19.11, 6.19.12, 6.20, 6.21, 10 (i), (iii) en (iv), 13, 14, 15, 16 en 19 is door Barclays en ABN AMRO gezamenlijk verstrekt.
De informatie opgenomen in hoofdstuk 17.3 en 17.5 is door Ernst & Young Accountants verstrekt en is identiek aan de originele accountantsverklaring zoals afgegeven op die datum door Ernst & Young Accountants. De informatie opgenomen in hoofdstuk 18.5 is door PricewaterhouseCoopers verstrekt en is identiek aan de originele accountantsverklaring zoals afgegeven op die datum door PricewaterhouseCoopers.
Uitsluitend Barclays en ABN AMRO zijn verantwoordelijk voor de juistheid en volledigheid van de informatie die in het Biedingsbericht is opgenomen, ieder afzonderlijk voor de informatie die door haarzelf werd verstrekt, en gezamenlijk voor de informatie die door hen gezamenlijk is verstrekt. Barclays en ABN AMRO verklaren beide, ieder ten aanzien van de informatie die door hen in het Biedingsbericht is verstrekt, dat de informatie in dit Biedingsbericht op de publicatiedatum van het Biedingsbericht naar hun beste weten in elk wezenlijk opzicht in overeenstemming is met de werkelijkheid, juist is, en dat er geen informatie achterwege is gelaten waardoor enige verklaring in het Biedingsbericht in enig wezenlijk opzicht misleidend is. Getallen in het Biedingsbericht kunnen naar boven of beneden zijn afgerond en dienen derhalve niet als exact te worden beschouwd.
De informatie in het Biedingsbericht geeft de situatie weer op 3 augustus 2007, tenzij anders aangegeven. De uitgifte en verspreiding van het Biedingsbericht houden onder geen beding in dat de hierin opgenomen informatie ook na de datum van 3 augustus 2007 juist en volledig is, of dat er sinds deze datum geen wijzigingen opgetreden kunnen zijn met betrekking tot de in het Biedingsbericht opgenomen informatie of de gang van zaken bij Barclays, ABN AMRO en/of hun dochtermaatschappijen en/of aan hen gelieerde ondernemingen. Het voorgaande laat echter onverlet de verplichting voor zowel Barclays als ABN AMRO om, indien zulks hen aangaat, een publieke aankondiging te doen ingevolge artikel 9b lid 1 Bte 1995, voor zover van toepassing, of indien vereist op grond van toepasselijk effectenrecht van de V.S. in het geval van een belangrijke wijziging in de informatie die is gepubliceerd of verspreid met betrekking tot het Bod.

15.2	Nederlandstalige definities
De gedefinieerde termen in dit hoofdstuk van het Biedingsbericht hebben de volgende betekenis:

Aandelen Inkoop Regeling	de voorgestelde inkoop door Barclays van een deel van het gewone geplaatste aandelenkapitaal van Barclays tot een bedrag van Euro 3,6 (Engelse pond 2,4 miljard)

Aanmelding	het aanmelden van ABN AMRO Aandelen door houders van ABN AMRO Aandelen ingevolge het Bod

Aanmeldingstermijn	de periode waarin houders van ABN AMRO Aandelen hun ABN AMRO Aandelen kunnen aanmelden bij Barclays, die begint op de Aanvang van Aanmelding en eindigt op de Sluitingsdatum

Aanvang van Aanmelding	de dag waarop de Aanmeldingstermijn aanvangt, te weten 7 augustus 2007

ABN AMRO	ABN AMRO Holding N.V., een naamloze vennootschap naar Nederlands recht, met statutaire zetel in Amsterdam, Nederland

ABN AMRO Aandelen	Gewone ABN AMRO Aandelen, Certificaten van Preferente Aandelen en Voorheen Converteerbare Preferente Financieringsaandelen

ABN AMRO ADSs	Amerikaanse depositary receipts van Gewone ABN AMRO Aandelen, waarvan elk depositary receipt één Gewoon ABN AMRO Aandeel vertegenwoordigt

ABN AMRO Bank	ABN AMRO Bank N.V., een naamloze vennootschap naar Nederlands recht, met statutaire zetel in Amsterdam, Nederland

ABN AMRO BAVA	de buitengewone algemene vergadering van houders van ABN AMRO Aandelen, te houden op 20 september 2007 om 10:30 uur, Amsterdamse tijd, in De Doelen te Rotterdam, opgeroepen door ABN AMRO ter bespreking van het Bod en het bod van het Consortium conform art. 9q Bte 1995

ABN AMRO Groep	ABN AMRO tezamen met haar dochterondernemingen en groepsmaatschappijen

ABN AMRO Raad van Bestuur	de raad van bestuur van ABN AMRO

ABN AMRO Raad van Commissarissen	de raad van commissarissen van ABN AMRO

ABN AMRO Raden	de ABN AMRO Raad van Bestuur en de ABN AMRO Raad van Commissarissen gezamenlijk

ABN AMRO Statuten	de statuten van ABN AMRO, voor het laatst gewijzigd op 9 juni 2005

AFM	de Stichting Autoriteit Financiële Markten

Alternatieve Ruiloptie	de alternatieve ruiloptie die wordt voorgesteld aan houders van Gewone ABN AMRO Aandelen conform het Bod zoals uiteengezet in hoofdstuk 4.1.1 (Consideration per Ordinary Share) en 5.1.1 (Consideration per Ordinary Share)

Amerikaans Registratiedocument	de verklaring van registratie in de V.S. afgegeven door Barclays omtrent het Form-4 of ander formulier van toepassing (of in al dan niet gewijzigde of uitgebreide vorm), inclusief alle eventuele documenten die daarin zijn opgenomen door middel van verwijzing (incorporation by reference)

Autorisatie	iedere autorisatie, besluit, verlening, bevestiging, instemming, vergunning, verklaring, toestemming, vrijstelling, ontheffing of goedkeuring

Barclays	Barclays PLC, een vennootschap met beperkte aansprakelijkheid naar het recht van het Verenigd Koninkrijk, met statutaire zetel in Londen, het Verenigd Koninkrijk

Barclays Aandeelhouders Vergaderingen	de (a) Barclays BAVA en (b) de Vergadering van Houders van Gewone Barclays Aandelen

Barclays Aandelen	de Gewone Barclays Aandelen, de Barclays ADSs en de Barclays Preferente Aandelen

Barclays ADSs	de Amerikaanse depositary receipts van Barclays Aandelen, waarvan elk depositary receipts vier Barclays Aandelen vertegenwoordigt (of, wanneer dit blijkt uit de context, vier Nieuwe Barclays ADSs)

Barclays BAVA	de buitengewone algemene vergadering van houders van Barclays Aandelen, te houden op 14 september 2007 om 11.00 uur Amsterdamse tijd (10.00 uur Londense tijd), of een verdaging daarvan, waarbij de Fusie en andere zaken zullen worden voorgelegd, en, voor zover geschikt bevonden, door de houders van Barclays Aandelen worden goedgekeurd

Barclays Directie	de directie van Barclays

Barclays Groep	Barclays, haar dochtermaatschappijen, groepsmaatschappijen en aanverwante ondernemingen

Barclays Investments (Netherlands)	Barclays Investments (Netherlands) N.V., een naamloze vennootschap naar Nederlands recht, met statutaire zetel in Amsterdam, Nederland, die een 100% dochteronderneming is van Barclays

Barclays (Netherlands)	Barclays (Netherlands), een naamloze vennootschap naar Nederlands recht, met statutaire zetel in Amsterdam, Nederland, die een 100% dochteronderneming is van Barclays op de datum van dit Biedingsbericht

Barclays (Netherlands) Aandelen	alle geplaatste en uitstaande aandelen in het kapitaal van Barclays (Netherlands)

Barclays Prospectus	het prospectus met betrekking tot de uitgifte en notering van de Nieuwe Barclays Aandelen aan Euronext Amsterdam

Barclays Statuten	de statuten van Barclays

Belangrijke Nadelige Verandering	een gebeurtenis, gebeurtenissen of omstandigheid zoals beschreven in hoofdstukken 15.10 en 6.2 (Offer Conditions) en in de Engelstalige definitie van Material Adverse Change

Belasting Bevestiging	bevestigingen van de relevante fiscale autoriteiten in Nederland en in het Verenigd Koninkrijk dat Barclays na de voltooiing van het Bod wordt beschouwd als belastingplichtige in het Verenigd Koninkrijk

Belemmerende Actie	alles op grond waarvan redelijkerwijs verwacht kan worden dat (i) het Bod (inclusief de voorgestelde Fusie), de implementatie daarvan of de acquisitie of het voorstel tot acquisitie van aandelen of andere effecten in, van, of de zeggenschap over ABN AMRO door Barclays, of de uitgifte, notering of toelating tot de handel van de Barclays Aandelen nietig, onwettig en/of niet afdwingbaar maakt, onder de wet- en regelgeving van welke jurisdictie dan ook, of anderszins direct of indirect, verbiedt, belet, beperkt, vertraagt of anderszins de implementatie bemoeilijkt van, of aanvullende voorwaarden of verplichtingen afdwingt met betrekking tot, of anderszins opeist of vereist bepaalde veranderingen van, het Bod of de acquisitie van zulk soort aandelen of effecten door Barclays bemoeilijkt; (ii) een beperking van welke aard dan ook oplegt op, of leidt tot een vertraging van Barclays vermogen tot, directe en indirecte, acquisitie, houderschap, of daadwerkelijke uitoefening van elk recht of recht tot eigendom met betrekking tot aandelen of andere effecten (of een equivalent daarvan) in, of het uitoefenen van bestuurlijke zeggenschap over, elk lid van de ABN AMRO Groep; of (iii), anderszins een aantasting kan betekenen van de handel, de activa, winsten of vooruitzichten van welk lid dan ook van de ABN AMRO Groep of van de Barclays Groep met utizondering van de gevallen schriftelijk openbaar gemaakt door ABN AMRO aan Barclays voorafgaand aan de uitvoering van het Fusieprotocol of de gevallen waarin het publiekelijk is aangekondigd door of namens ABN AMRO vóór die datum

Besluit Buitengewone Klasse	het buitengewone besluit dat zal worden voorgelegd aan de Vergadering van Houders van Gewone Barclays Aandelen om in te stemmen met, onder andere, de wijziging van de Barclays Statuten om Preferente Barclays Aandelen te creëren en de daaruit resulterende wijzigingen van rechten van houders van Gewone Barclays Aandelen

Besluit Preferente Aandelen	het aandeelhoudersbesluit tot wijziging van de Barclays Statuten om onder andere de Preferente Barclays Aandelen te creëren, dat zal worden voorgesteld op de Barclays BAVA zoals uiteengezet in de circulaire die wordt opgesteld met betrekking tot de Barclays BAVA en het Besluit Buitengewone Klasse

Bevoegde Autoriteiten	de relevante bevoegde mededingingsautoriteiten en de Bevoegde Toezichthoudende Autoriteiten en andere overheids-, supranationale, wettelijke, toezichts- of zelfregulerings-, bestuurlijke of andere lichamen of organen in welke jurisdictie dan ook

Bevoegde Toezichthoudende Autoriteiten	overheden en overheids-, semi-overheids-, supranationale, wettelijke, toezichts- of zelfregulerings-, bestuurlijke of andere lichamen of organen die regulerende, toezichthoudende of andere functies bekleden met betrekking tot zaken die in verband staan met elke vorm van dienstverlening op het gebied van het bank- en effectenwezen, assurantie of andere vorm van financiële dienstverlening, dan wel andere handelsactiviteiten van een lid van de Gecombineerde Groep (met inbegrip van elk centraal handelssysteem, elke girocentrale en elk omwissel- en betaalkantoor waar een lid van de Gecombineerde Groep lid van is) of buitenlandse effectenhandel, buitenlandse investeringen of vergelijkbare zaken in welke jurisdictie dan ook

Biedingsbericht	dit biedingsbericht met betrekking tot het Bod

Bod	het bod door Barclays aan alle (i) houders van Gewone ABN AMRO Aandelen, (ii) houders van ABN AMRO ADSs, (iii) houders van Certificaten van Preferente Aandelen en (iv) houders van Voorheen Converteerbare Preferente Financieringsaandelen, (a) om, zoals uiteengezet in dit Biedingsbericht, Nieuwe Gewone Barclays Aandelen en contanten om te wisselen voor alle of een deel van hun Gewone ABN AMRO Aandelen, (b) om Barclays ADSs en contanten om te wisselen voor alle of een gedeelte van hun ABN AMRO ADSs, (c) om hetzij alle of een gedeelte van hun Certificaten van Preferente Aandelen om te wisselen in contanten, hetzij, op voorwaarde dat het Besluit Preferente Aandelen wordt aangenomen tijdens de Barclays Aandeelhouders Vergaderingen, Preferente Barclays Aandelen om te wisselen voor alle of een gedeelte van hun Certificaten van Preferente Aandelen, en (d) om alle of een gedeelte van hun Voorheen Converteerbare Preferente Financieringsaandelen om te wisselen in contanten, onder de voorwaarden en beperkingen zoals opgenomen in dit Biedingsbericht.

Bte 1995	het Besluit toezicht effectenverkeer 1995 zoals van tijd tot tijd gewijzigd

Certificaten van Preferente Aandelen	certificaten van Onderliggende Converteerbare Preferente Financieringsaandelen, uitgegeven door de Stichting

China Development Bank Inschrijvingsovereenkomst	de overeenkomst gesloten op 23 juli 2007 tussen, onder anderen, Barclays en China Development Bank met betrekking tot de inschrijving op de Onvoorwaardelijke CDB Aandelen

Clawback Aandelen	de 153.772.445 nieuwe Gewone Barclays Aandelen die aan bepaalde bestaande houders van Barclays Aandelen en institutionele beleggers zijn toegewezen op voorwaarde dat het Bod gestand wordt gedaan

Clawback Plaatsing	de plaatsing van 153.772.445 nieuwe Gewone Barclays Aandelen die met terugwerkende kracht zijn toegewezen aan bepaalde bestaande houders van Barclays Aandelen en institutionele beleggers

Companies Acts 2006	(a) de bepalingen van de UK Companies Act 2006; (b) de bepalingen van Deel 2 van de UK Companies Act 2004 en (c) de bepalingen van UK Companies Act 1985 en de UK Companies Consolidation Act 1985 die van kracht blijven

Consortium	Royal Bank of Scotland Group plc, Fortis N.V., Fortis SA/NV en Banco Santander S.A., welke samen optrekken als een consortium

Contante Vergoeding	de vergoeding in contanten ten bedrage van Euro 24,8 miljard (Engelse pond 16,7 miljard) die zal worden betaald aan houders van Gewone ABN AMRO Aandelen en houders van ABN AMRO ADSs die hun Gewone ABN AMRO Aandelen en/of ABN AMRO ADSs aanmelden onder het Bod

Contante Vergoeding ADSs	het equivalent van Euro 13,15 gebaseerd op een omgerekende vergoeding vanuit Euro naar U.S. Dollars, waartoe de houders van ABN AMRO ADSs zijn gerechtigd, vrij van alle eventuele honoraria en kosten die van toepassing zijn, uitgaand van de gemiddelde wisselkoers gehanteerd door The Bank of New York (de ADS omwissel-agent), berekend over de vijf Werkdagen voorafgaand aan de datum waarop de vergoeding in contanten is ontvangen door The Bank of New York (de ADS omwissel-agent) voor de levering van desbetreffende ABN AMRO ADS voor elk ABN AMRO ADS

Contante Vergoeding Certificaten van Preferente Aandelen	een bedrag van Euro 0,59 in contanten voor elk Certificaat van Preferente Aandelen

Contante Vergoeding Gewone Aandelen	een bedrag van Euro 13,15 in contanten voor elk Gewoon ABN AMRO Aandeel

Contante Vergoeding Voorheen Converteerbare Preferente Financieringsaandelen	een bedrag van Euro 27,65 in contanten dat door Barclays wordt aangeboden voor elk aangemeld Voorheen Converteerbaar Preferent Financieringsaandeel

CREST	het betalingssysteem van Euroclear UK & Ireland (voorheen bekend onder de naam CRESTCo Ltd., welke haar statutaire naam en handelsnaam heeft veranderd per 1 Juli 2007)

Derde Partij	Iedere derde partij, waaronder elke overheid of overheids- en semi-overheids-, supranationaal, wettelijk, regulerend, bestuurlijk, fiscaal of onderzoeks-, lichaam, rechtbank, handelsagentschap, vereniging, instituut of elk ander lichaam of enige persoon in elke jurisdictie (met uitzondering van Barclays en ABN AMRO)

DNB	De Nederlandsche Bank N.V.

Effectieve Datum	de datum waarop de Fusie effectief wordt, door middel van gestanddoening van het Bod overeenkomstig toepasselijke Nederlandse effectenrecht (wet- en regelgeving)

EG-Concentratieverordening	Verordening (EG) 139/2004

Euroclear Nederland	het Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., het Nederlandse bewarings- en leveringsinstituut, een dochter van Euroclear S.A./N.V., de beheerder van het Euroclear systeem

Euronext Amsterdam	Euronext Amsterdam N.V. of Eurolist van Euronext Amsterdam N.V., afhankelijk van de context

Euronext Handelsdag	een dag waarop Euronext Amsterdam is geopend voor de handel in effecten

FSA	de toezichthouder op de financiële markten van het Verenigd Koninkrijk (Financial Services Authority)

FSMA	de United Kingdom Financial Services and Market Act 2000 en alle wet- en regelgevingen die daaronder werden vastgesteld

FTSE	de Financial Times Stock Exchange

Fusie	de combinatie van Barclays en ABN AMRO

Fusieprotocol	het fusieprotocol zoals overeengekomen en getekend door Barclays en ABN AMRO op 23 april 2007

Gecombineerde Groep	ABN AMRO en Barclays tezamen

Gestanddoeningsdatum	de datum waarop Barclays publiekelijk aankondigt dat zij het Bod gestand doet, binnen vijf Euronext Handelsdagen na de Sluitingsdatum

Gewoon ABN AMRO Aandeel	een gewoon aandeel met een nominale waarde van Euro 0,56 in het aandelenkapitaal van ABN AMRO

Gewoon Barclays Aandeel	een gewoon aandeel met een nominale waarde van Engelse pond 0,25 in het aandelenkapitaal van Barclays (inclusief de Nieuwe Barclays Ordinary Shares, afhankelijk van de context)

Herzien Persbericht	het persbericht van 23 juli 2007 waarin Barclays onder andere de herziene voorwaarden waaronder het Bod zal plaatsvinden aankondigt zoals opgenomen in het persbericht van 23 april 2007: de onvoorwaardelijke investering van in totaal Euro 3,6 miljard (Engelse pond 2,4 miljard) door China Development Bank en Temasek in ruil voor de uitgifte van respectievelijk de Onvoorwaardelijke CDB Aandelen en de Onvoorwaardelijke Temasek Aandelen, de Clawback Plaatsing en de Aandelen Inkoop Regeling

Kapitaalteruggave	vaststelling van dividend, een terugbetaling van kapitaal of enige andere uitkering door ABN AMRO en/of Barclays, voorzover het geval, met betrekking tot Gewone ABN AMRO Aandelen

Kapitaalverhoging	de uitgifte van (i) Gewone ABN AMRO Aandelen en/of uitgifte van Barclays Aandelen door ABN AMRO of Barclays, of (ii) nieuw uitgegeven rechten om Gewone ABN AMRO Aandelen en/of Gewone Barclays Aandelen te verwerven

LaSalle Overeenkomst	de overeenkomst gesloten op 22 april 2007 tussen ABN AMRO en Bank of America Corporation met betrekking tot de verkoop van alle uitstaande aandelen in LaSalle door ABN AMRO Bank aan Bank of America Corporation

Leveringsdatum	datum waarop Barclays, conform de voorwaarden van het Bod, de Nieuwe Gewone Barclays Aandelen en het bedrag in contanten conform de Vergoedingsverhouding Gewone Aandelen en enige succesvolle keuze gemaakt op basis van de Mix en Match Faciliteit, de Nieuwe Barclays ADSs en het bedrag in contanten conform de ADS Vergoedingsverhouding en enige succesvolle keuze gemaakt op basis van de Mix en Match Faciliteit, de Vergoedingsverhouding Certificaten van Preferente Aandelen, de Vergoeding voor de Voorheen Converteerbare Preferente Financieringsaandelen zal leveren in ruil voor elk Gewoon ABN AMRO Aandeel, elk ABN AMRO ADS, elk Certificaat van Preferent Aandeel, of Voorheen Converteerbaar Preferent Financieringsaandeel dat op juiste wijze is aangemeld (of op onjuiste wijze, mits Barclays de Aanmelding desalniettemin aanvaardt) en geleverd, hetgeen in geen geval later zal plaatsvinden dan de vijfde Euronext Handelsdag na de Gestanddoeningsdatum, op voorwaarde dat het Bod gestand wordt gedaan

Mix en Match Faciliteit	de faciliteit die het mogelijk maakt dat houders van Gewone ABN AMRO Aandelen en houders van ABN AMRO ADSs de optie hebben te variëren met de verhouding waarin ze de Gewone Aandelen Vergoedingsverhouding of de ADS Vergoedingsverhouding zullen ontvangen in ruil voor hun aangemelde Gewone ABN AMRO Aandelen en ABN AMRO

ADSs op de manier zoals uiteengezet in hoofdstuk 4.1.1 en 5.1.1 (Consideration per Ordinary Share)

Na-aanmeldingstermijn	een periode tijdens welke houders van ABN AMRO Aandelen de aanmelding van hun aandelen kunnen voortzetten, die Barclays bekend mag maken nadat het Bod gestand is gedaan, met een termijn van niet minder dan drie V.S. Werkdagen en niet meer dan 15 Euronext Handelsdagen

Nieuwe Barclays Aandelen	de Nieuwe Gewone Barclays Aandelen, de Nieuwe Barclays ADSs en de Barclays Preferente Aandelen

Nieuwe Barclays ADSs	Amerikaanse depositary receipts van Barclays Aandelen, waarvan elk depositary receipt vier Barclays Aandelen vertegenwoordigt

Nieuwe Gewone Barclays Aandelen	de Gewone Barclays Aandelen die zullen worden uitgegeven in verband met het Bod

Official UK List	de officiële prijscourant van de UK Listing Authority

Omwissel- en Betaalkantoor	ABN AMRO Bank handelend als agent voor Barclays in de context van het Bod

Onderliggende Converteerbare Preferente Financieringsaandelen	1.369.815.864 converteerbare preferente financieringsaandelen waarvoor certificaten zijn uitgegeven door de Stichting, elk met een nominale waarde van Euro 0,56

Onvoorwaardelijke CDB Aandelen	de 201,388,889 nieuwe Gewone Barclays Aandelen waarop China Development Bank zal inschrijven op 14 August 2007 zoals overeengekomen in de China Development Bank Inschrijvingsovereenkomst

Onvoorwaardelijke Temasek Aandelen	de 135,416,667 nieuwe Gewone Barclays Aandelen waarop Temasek zal inschrijven op 14 August 2007, zoals overeengekomen in de Temasek Inschrijvingsovereenkomst

Preferente Barclays Aandelen	alle uit te geven preferente aandelen in het kapitaal van Barclays in het kader van het Bod, elk met een nominale waarde van Euro 1

Ruilverhouding ADS	de ruilverhouding van 0,5325 Barclays ADSs voor elke ABN AMRO ADS

Ruilverhouding Certificaten van Preferente Aandelen	de ruilverhouding van 0.59 Preferente Barclays Aandelen voor elk Certificaat van Preferente Aandelen

Ruilverhouding Gewone Aandelen	de ruilverhouding van 2,13 Barclays Aandelen voor elk Gewoon ABN AMRO Aandeel

SDRT	de UK Stamp Duty Reserve Tax, de meest gangbare beursbelasting in het Verenigd Koninkrijk

Securities Act	de U.S. Securities Act of 1933, zoals van tijd tot tijd gewijzigd

Sluitingsdatum	de datum en het tijdstip waarop het Bod afloopt, zijnde 15:00 Amsterdamse tijd (09:00 New Yorkse tijd), op 4 oktober 2007, tenzij de Aanmeldingstermijn is verlengd in overeenstemming met artikel 9o paragraaf 5 Bte 1995 en de Securities Act rules

Standaard Ruiloptie	de standaard ruiloptie die voorgelegd wordt aan de houders van Gewone ABN AMRO Aandelen conform het Bod zoals uiteengezet in de hoofdstukken 4.1.1 en 5.1.1 (Consideration per Ordinary Share)

Stichting	Stichting Administratiekantoor Preferente Financieringsaandelen ABN AMRO Holding

Structuring Action	alle redelijkerwijs te ondernemen handelingen welke zijn gericht op het verkrijgen van Belasting Bevestiging

Temasek	Temasek Holdings (Private) Limited

Temasek Inschrijvingsovereenkomst	de overeenkomst gesloten op 23 juli 2007 tussen onder andere Barclays en bepaalde dochtermaatschappijen van Temasek met betrekking tot de inschrijving op de Onvoorwaardelijke Temasek Aandelen en de Voorwaardelijke Temasek Aandelen

Toegestane Rechtsgebieden	de rechtsgebieden van Nederland, het Verenigd Koninkrijk, de V.S., Frankrijk, België, Duitsland, Zwitserland, Ierland, Canada, Spanje, Noorwegen, Oostenrijk, Luxemburg, Singapore, en elk ander rechtsgebied waar het Bod rechtmatig gedaan kan worden, met inachtneming van de lokale wet- en regelgeving

Toegelaten Instellingen	de instellingen welke als een tot Euroclear Nederland toegelaten instelling namens hun cliënten via Euroclear ABN AMRO Aandelen of, na de Leveringsdatum, Barclays Aandelen houden of, voor zover de context dit toelaat, de instellingen welke namens hun cliënten ABN AMRO Aandelen of, na de Leveringsdatum, Barclays Aandelen houden via een tot Euroclear Nederland toegelaten instelling

UK Listing Authority	de noteringsautoriteit van het Verenigd Koninkrijk

Verboden Rechtsgebieden	Italië, Japan of ieder ander rechtsgebied buiten de Toegestane Rechtsgebieden waar het doen van het Bod niet in overeenstemming zou zijn met de wet- en regelgeving van dat rechtsgebied

Vergadering van Houders van Gewone Barclays Aandelen	de vergadering van houders van Gewone Barclays Aandelen te houden op 14 september om 11.15 uur Amsterdamse tijd (10.15 uur Londense tijd), of zo spoedig daarna als de Barclays BAVA is afgerond of verdaagd, of een verdaging daarvan, waar het Besluit Buitengewone Klasse wordt voorgelegd, en indien geschikt bevonden door de houders van Barclays Aandelen, wordt goedgekeurd

Vergoedingsverhouding ADS	de Vergoeding ADS in Contanten en de Ruilverhouding ADS

Vergoedingsverhouding Certificaten van Preferente Aandelen	de Contante Vergoeding Certificaten van Preferente Aandelen en de Ruilverhouding Certificaten van Preferente Aandelen

Vergoedingsverhouding Gewone Aandelen	de Contante Vergoeding Gewone Aandelen en de Ruilverhouding Gewone Aandelen

Voorheen Converteerbare Preferente Financieringsaandelen	alle geplaatste en uitstaande voorheen converteerbare preferente financieringsaandelen in het kapitaal van ABN AMRO, elk met een nominale waarde van Euro 2,24

Voorwaardelijke CDB Aandelen	de 581.760.321 nieuwe Gewone Barclays Aandelen waarop China Development Bank zal inschrijven onder voorwaarde van voltooiing van de Fusie, zoals overeengekomen in het Voorwaardelijke Investeringsovereenkomst

Voorwaardelijke Investeringsovereenkomst	de overeenkomst gesloten op 23 juli 2007 met betrekking tot de inschrijving op de Voorwaardelijke CDB Aandelen tussen, onder anderen, Barclays en China Development Bank

Voorwaardelijke Temasek Aandelen	de 152,980,748 nieuwe Gewone Barclays Aandelen waarop Temasek zal inschrijven, onder voorwaarde van voltooiing van de Fusie, zoals overeengekomen in de Temasek Inschrijvingsovereenkomst

Voorwaarden	de voorwaarden beschreven in paragraaf 15.10

V.S.	de Verenigde Staten van Amerika

Werkdag	een dag (anders dan een zaterdag of zondag) waarop banken in principe open zijn in Nederland, het Verenigd Koninkrijk of de V.S.

Wezenlijk Bezwarende Voorwaarde met Betrekking tot Toezicht	een handeling, voorwaarde, sanctie of beperking opgelegd door een Bevoegde Autoriteit of derde partij, die een wezenlijk nadelig resultaat heeft of waarvan het redelijke vermoeden bestaat dat die een nadelig effect zou kunnen hebben op de onderneming, de resultaten van activiteiten, of de financiële conditie van Barclays en/of ABN AMRO

Wft	Wet op het financieel toezicht, in werking getreden op 1 januari 2007

15.3	Voorgeschiedenis van het Bod
Op 19 maart 2007 kondigden ABN AMRO en Barclays gezamenlijk in een persbericht aan dat zij exclusieve voorbereidende gesprekken met elkaar voerden over het aangaan van een mogelijke combinatie. Op 20 maart 2007 kondigden ABN AMRO en Barclays aan op welke hoofdelementen een combinatie tussen hen zou berusten.
Op 21 maart 2007 is een geheimhoudings-, “standstill”-en exclusiviteits-periode overeengekomen en aangevangen tussen ABN AMRO en Barclays. Zowel ABN AMRO als Barclays zouden tot 18 april 2007 niet ingaan op een bod uitgebracht door een derde op alle of een significant deel van hun aandelen.
Op 17 april 2007 kondigden ABN AMRO en Barclays afzonderlijk aan de exclusiviteits-periode te verlengen.
Op 22 april 2007 en gedurende de eerste uren van 23 april 2007 ondertekenden Barclays en ABN AMRO het Fusieprotocol. Sommige bepalingen van het Fusieprotocol zijn opgenomen of anderszins weergegeven in dit Biedingsbericht, zie daarover hoofdstuk 6.19 (The Merger Protocol).
Op 23 april 2007 kondigden ABN AMRO en Barclays gezamenlijk aan dat overeenstemming was bereikt over de voorwaarden voor een aanbevolen fusie tussen Barclays en ABN AMRO om een van de meest vooraanstaande banken van de wereld te vormen. De voorwaarden op grond waarvan de Fusie zou plaatsvinden werden herzien voorafgaand aan een aankondiging door Barclays, op 23 juli 2007 en vervolgens herzien voorafgaand aan een aankondiging door Barclays, op 30 juli 2007 en vervolgens aangevuld door een brief gedateerd op 3 augustus 2007 waarin de overeenkomst tussen Barclays en ABN AMRO is weergegeven die betrekking heeft op welke voorwaarden voor het uitbrengen van het Bod zijn vervuld of waarvan afstand werd gedaan voorafgaand aan het Bod en welke tot voorwaarde van het Bod werden gemaakt. De aankondigingen en de aanvullende brief zijn beschikbaar op de website van de SEC (www.sec.gov).
Op 12 juni 2007 kondigde Barclays aan dat zij (i) in samenwerking met ABN AMRO, alle belangrijke en noodzakelijke aanvragen voor de voorgestelde combinatie had gedeponeerd en (ii) de documentatie met betrekking tot het Bod verwachtte te publiceren in juli 2007.
Tevens werd op 12 juni 2007 bekend gemaakt dat Barclays concepten van de documenten met betrekking tot het Bod bij de toezichthouders in Nederland, het Verenigd Koninkrijk en de V.S. had gedeponeerd.
Op 28 juni 2007 voegden vier vakbonden zich in de enquêteprocedure die op 26 april 2007 was gestart door de Vereniging van Effectenbezitters bij de Ondernemingskamer van het Gerechtshof Amsterdam (de “Ondernemingskamer”). De vakbonden brachten een aantal aanvullende bezwaren naar voren en verzochten de Ondernemingskamer een onderzoek te bevelen naar de gang van zaken bij ABN AMRO met betrekking tot het biedingproces.
Op 2 juli 2007 kondigden ABN AMRO en Barclays gezamenlijk aan dat de AFM een zodanige verlenging had toegezegd voor de aankondiging van het verkrijgbaarstellen van de documenten met betrekking tot het Bod dat deze aankondiging zou kunnen plaatsvinden op of voorafgaand aan 23 juli 2007, aangezien het proces waarbij documenten met betrekking tot het Bod door alle relevante toezichthouders getoetst worden aan toezichtswetgeving nog niet volledig door alle toezichthouders was voltooid.

Op 9 juli 2007 diende ABN AMRO haar verweerschrift in bij de Ondernemingskamer tegen het verzoek van de Vereniging van Effectenbezitters om een onderzoek te bevelen naar de gang van zaken bij ABN AMRO met betrekking tot het biedingproces.
Op 10 juli 2007 verzocht de Vereniging van Effectenbezitters de Ondernemingskamer om, in het kader van de enquêteprocedure die gestart werd op 26 april 2007, drie onafhankelijke leden te benoemen in de Raad van Commissarissen van ABN AMRO. Voorafgaand aan de hoorzitting is het verzoek ingetrokken en is de hoorzitting geannuleerd.
Op 13 juli 2007 heeft de Hoge Raad het hoger beroep van ABN AMRO, Bank of America en Barclays, zoals ingesteld op 15 mei 2007 tegen de beslissing van de Ondernemingskamer van 3 mei 2007, gehonoreerd. De Hoge Raad vernietigde de beslissing van de Ondernemingskamer en heeft onherroepelijk geoordeeld dat het verzoek van de Vereniging van Effectenbezitters om een voorlopige voorziening, teneinde ABN AMRO en ABN AMRO Bank de voltooiing van de LaSalle Overeenkomst te beletten zonder goedkeuring van de houders van ABN AMRO Aandelen, moest worden afgewezen.
Op 2 augustus 2007 vond er een zitting plaats bij de Ondernemingskamer over de verzoeken van de Vereniging van Effectenbezitters en de vier vakbonden om een onderzoek te bevelen naar bepaalde zaken bij ABN AMRO met betrekking tot het biedingproces.
ABN AMRO zal, conform de toepasselijke regels en wetten, investeerders hierover blijven informeren.

15.4	Het Bod
Aan het Bod zijn verschillende voorwaarden verbonden. Voor de bepalingen die op het Bod van toepassing zijn wordt verwezen naar hoofdstuk 5 (Invitation to the ABN AMRO Shareholders) en hoofdstuk 6 (Explanation of the Offer). De voorwaarden waaronder het Bod plaats zal vinden zijn herzien zoals beschreven in het persbericht van Barclays op 23 juli 2007.
In ruil voor elk Gewoon ABN AMRO Aandeel dat op juiste wijze binnen de Aanmeldingstermijn (of op onjuiste wijze, mits Barclays de aanmelding daarvan niettemin accepteert) wordt aangemeld en geleverd, biedt Barclays 2,13 Gewone Barclays Aandelen (de “Ruilverhouding Gewone Aandelen”), en een bedrag van Euro 13,15 in contanten (de “Contante Vergoeding Gewone Aandelen” en samen met de Ruilverhouding Gewone Aandelen, de “Vergoedingsverhouding Gewone Aandelen”) mits het Bod gestand wordt gedaan, (De Barclays Aandelen die in een dergelijk geval worden aangeboden overeenkomstig het Bod worden hierna genoemd: de “Nieuwe Gewone Barclays Aandelen”). Zie hoofdstuk 5.1.1 (Consideration per Ordinary Share).
Onder de voorwaarden van het Bod zullen bestaande houders van Gewone ABN AMRO Aandelen (inclusief houders van ABN AMRO ADSs) ongeveer 35 procent van het geplaatste aandelenkapitaal van de Gecombineerde Groep bezitten en bestaande houders van Gewone Barclays Aandelen (inclusief houders van Barclays ADSs) zullen ongeveer 56 procent van het geplaatste aandelenkapitaal van de Gecombineerde Groep bezitten, in plaats van een verhouding van 48 procent en 52 procent zoals uiteengezet in het persbericht van 23 april 2007. Daarnaast zullen Temasek en China Development Bank respectievelijk ongeveer 2.5 procent en ongeveer 6.8 procent van het geplaatste aandelenkapitaal van de Gecombineerde Groep bezitten. Deze cijfers gaan ervan uit dat alle momenteel geplaatste Gewone ABN AMRO Aandelen (inclusief de ABN AMRO ADSs) (op basis van volledige verwatering, exclusief de gewone aandelen die gehouden worden als treasury shares, maar inclusief opties en toekenningen van aandelen) zijn aangemeld volgens het Bod en dat de Voorwaardelijke CDB Aandelen, de Voorwaardelijke Temasek Aandelen en de Clawback Shares zijn uitgegeven en dat de Aandelen Inkoop Regeling is voltooid.
Het Bod waardeert elk Gewoon ABN AMRO Aandeel op Euro 35,73 en waardeert ABN AMRO op ongeveer Euro 67,6 miljard, gebaseerd op het volledige verwaterde aantal Gewone ABN AMRO Aandelen (afgezien van gewone aandelen gehouden als treasury stock, maar inclusief opties en toekenning van aandelen) de aandelen koers van Gewone Barclays Aandelen op 20 juli 2007, en exclusief Euro 0,60 ABN AMRO 2006 slotdividend en gebruik makend van een wisselkoers van Engelse pond 1,00 = Euro 1,4839 zoals gepubliceerd door de Financial Times op 2 augustus 2007. Van dit bedrag zal ongeveer 37 procent in contanten betaald worden. Ten tijde van het Herziene Persbericht vertegenwoordigde de waarde van de vergoeding per Gewoon ABN AMRO Aandeel een prijs welke neerkomt op een gerapporteerde inkomsten vermenigvuldigd met 13,9 en een prijs welke vermenigvuldigd wordt met 2,7, gebaseerd op de cijfers van het jaar 2006.

Het Bod vertegenwoordigt een premie voor houders van ABN AMRO Aandelen van ongeveer:

•	27,6 procent ten opzichte van de aandelenkoers van Gewone ABN AMRO Aandelen op 16 maart 2007, de laatste Werkdag voorafgaand aan de aankondiging dat ABN AMRO en Barclays in gesprek waren; en

•	43,6 procent over de gemiddelde aandelenkoers van Gewone ABN AMRO Aandelen in de zes maanden tot en met 16 maart 2007.
De Ruilverhouding Gewone Aandelen zal worden aangepast om bepaalde Kapitaalverhogingen of Kapitaalteruggaven weer te geven die gedaan zijn door Barclays of ABN AMRO voorafgaand aan de Leveringsdatum. Daarnaast zal elke prijsverlaging voor LaSalle tot onder U.S. Dollars 21 miljard worden beschouwd als een Kapitaalteruggave door ABN AMRO, en zal de Ruilverhouding Gewone Aandelen dienovereenkomstig worden aangepast. Zie hoofdstuk 5.1 (Considerations Offered).
In de gevallen waarin Barclays in redelijkheid bepaalt dat een of meer Voorwaarden niet zijn of niet zullen worden vervuld, zal Barclays de aangeboden vergoeding in het Bod kunnen wijzigen, op voorwaarde dat de wijziging geen vermindering van de vergoeding zal inhouden vergeleken met de aangeboden vergoeding vlak voor een dergelijke wijziging. De wijziging zal openbaar worden gemaakt door middel van een persbericht, en/of een aanvullend biedingsbericht die extra informatie zullen bevatten over een dergelijke wijziging. De aankondiging van de wijziging zal voorafgaand aan de publicatie zullen worden voorgelegd aan de AFM conform artikel 9v van de Bte 1995. De Aanmeldingstermijn zal niet eerder dan 10 Werkdagen na de publicatie van een dergelijk persbericht verstrijken. ABN AMRO Aandelen aangemeld onder het Bod mogen worden ingetrokken op elk moment voorafgaand aan de Sluitingsdatum.

15.5	Keuze tussen de Standaard Ruiloptie en de Alternatieve Ruiloptie
Het Bod biedt twee keuzemogelijkheden aan houders van Gewone ABN AMRO Aandelen: (1) de Standaard Ruiloptie en (2) de Alternatieve Ruiloptie. Houders van Gewone ABN AMRO Aandelen die Gewone ABN AMRO Aandelen aanmelden zonder een geldige keuze te maken voor de Standaard Ruiloptie of de Alternatieve Ruiloptie, worden geacht voor de Standaard Ruiloptie te hebben gekozen. In beide gevallen zullen houders van Gewone ABN AMRO Aandelen uiteindelijk het aantal Nieuwe Gewone Barclays Aandelen en het bedrag in contanten ontvangen voor hun aangeboden Gewone ABN AMRO Aandelen, op basis van de Gewone Aandelen Vergoedingsverhouding en enige succesvolle keuze zoals gemaakt op basis van de Mix and Match Faciliteit. Zie hoofdstuk 5.1 (Considerations Offered).
De Standaard Ruiloptie heeft waarschijnlijk de voorkeur van de meeste houders van Gewone ABN AMRO Aandelen, omdat (i) de Nieuwe Gewone Barclays Aandelen die zij zullen ontvangen voor hun aangemelde Gewone ABN AMRO Aandelen, zullen worden geleverd in het Euroclear Nederland Systeem via de CREST rekening van Euroclear Nederland en (ii) zolang deze aandelen in het Euroclear Nederland Systeem worden gehouden en aan bepaalde voorwaarden wordt voldaan, zal en waarschijnlijk geen SDRT of zegelrecht van het Verenigd Koninkrijk hoeven te worden betaald. Daarentegen zullen Nieuwe Gewone Barclays Aandelen die worden uitgegeven onder de Alernatieve Ruiloptie via CREST (door middel van het crediteren van de rekening van een lid van CREST) of in gecertificeerde vorm worden uitgegeven, in plaats van te worden geleverd in het Euroclear Nederland Systeem via de CREST rekening van Euroclear Nederland. Hierdoor zal er waarschijnlijk bij doorverkoop van deze aandelen SDRT of zegelrecht van het Verenigd Koninkrijk moeten worden betaald. Anderzijds kan de Alternatieve Ruiloptie in bepaalde jurisdicties voor sommige houders van Gewone ABN AMRO Aandelen een uitgestelde belastingheffing opleveren voor de omwisseling van hun Gewone ABN AMRO Aandelen voor Nieuwe Gewone Barclays Aandelen. Houders van Gewone ABN AMRO Aandelen wordt geadviseerd hoofdstuk 13 (Tax Aspects of the Offer) te bestuderen.
De Standaard Ruiloptie zal worden geëffectueerd met behulp van Barclays (Netherlands), de vennootschap die de directe houdstermaatschappij van ABN AMRO zal zijn na voltooiing van het Bod. Voorafgaand aan de Leveringsdatum na voltooiing van het Bod houdt Barclays direct of indirect 100 procent van de aandelen van Barclays (Netherlands), welke aandelen worden gehouden in het Euroclear Nederland Systeem. De Standaard Ruiloptie zal worden geëffectueerd met behulp van Barclays Nominees (No. 1) Limited (the “Nominee”), handelend als Nominee voor de houders van Gewone ABN AMRO Aandelen en het Omwissel- en Betaalkantoor die de transactie via Euroclear Nederland zal effectueren.

De Standaard Ruiloptie zal worden geëffectueerd door middel van de volgende stappen, die achtereenvolgens op de Leveringsdatum zullen plaatsvinden:

(a)	door het accepteren van de Standaard Ruiloptie zal de houder van ABN AMRO Aandelen

(i)	de Nominee onherroepelijk instrueren via zijn bank of effectenmakelaar zoveel Barclays (Netherlands) Aandelen te ontvangen na de overdracht zoals uiteengezet in sub-paragraaf (ii) hieronder, die samen een marktwaarde hebben die gelijk is aan de Gewone ABN AMRO Aandelen die door hem of haar zijn aangemeld, en

(ii)	het Omwissel- en Betaalkantoor onherroepelijk instrueren om zijn of haar Gewone ABN AMRO Aandelen daarvoor in de plaats over te dragen aan Barclays (Netherlands), en

(iii)	de Nominee onherroepelijk instrueren om onmiddellijk na ontvangst de Barclays (Netherlands) Aandelen over te dragen aan Barclays.

(b)	In ruil voor de overdracht van Barclays (Netherlands) Aandelen aan Barclays, zal Barclays Nieuwe Gewone Barclays Aandelen uitgeven en/of een bedrag in contanten betalen (voorzover van toepassing) aan de houders van Gewone ABN AMRO Aandelen. Details met betrekking to de wijze waarop een deel van het bedrag in contanten afkomstig van de China Development Bank betaald zal worden, staat beschreven in hoofdstuk 6.3 (Arrangements with China Development Bank and Temasek)
Het eindresultaat van al deze stappen zal zijn dat (a) de aangeboden Gewone ABN AMRO Aandelen worden gehouden door Barclays (Netherlands), (b) de Barclays (Netherlands) Aandelen die in eerste instantie zijn overgedragen aan de Nominee uiteindelijk worden overgedragen aan Barclays en (c) Nieuwe Gewone Barclays Aandelen worden uitgegeven en een bedrag in contanten wordt betaald aan de houders van Gewone ABN AMRO Aandelen. Het aantal Nieuwe Gewone Barclays Aandelen dat wordt uitgegeven en het bedrag in contanten dat wordt betaald in ruil voor de overdracht van de Barclays (Netherlands) Aandelen zal worden bepaald door toepassing van de Vergoedingsverhouding Gewone Aandelen en de succesvolle keuze zoals gemaakt op basis van de Mix en Match faciliteit op het aantal Gewone ABN AMRO Aandelen dat is overgedragen door de houders van Gewone ABN AMRO Aandelen aan Barclays (Netherlands). De uiteindelijke vergoeding voor houders van Gewone ABN AMRO Aandelen die hun aandelen hebben aangemeld, zal in beide gevallen het aantal Gewone Barclays Aandelen en het bedrag in contanten zijn, als bepaald overeenkomstig de Gewone Aandelen Vergoedingsverhouding, en de succesvolle keuze op basis van de Mix en Match Faciliteit. De Nieuwe Gewone Barclays Aandelen uitgegeven in de Standaard Ruiloptie zullen worden gehouden in het Euroclear Nederland Systeem via de CREST rekening van Euroclear Nederland. Alle onherroepelijke instructies zijn onderworpen aan het recht om aanmeldingen van Gewone ABN AMRO Aandelen in te trekken tot de Sluitingsdatum, overeenkomstig hoofdstuk 5.11 (Withdrawal Rights).
De houder van Gewone ABN AMRO Aandelen die kiest voor de Alternatieve Ruiloptie, zal zijn of haar Gewone ABN AMRO Aandelen via zijn of haar bank of effectenmakelaar aan Barclays aanbieden via het Omwissel- en Betaalkantoor en Barclays zal daarvoor Nieuwe Gewone Barclays Aandelen uitgeven en/of contanten betalen (voorzover van toepassing) aan de aanmeldende houder van Gewone ABN AMRO Aandelen. De Nieuwe Gewone Barclays Aandelen die direct zijn uitgegeven aan de houders van Gewone ABN AMRO Aandelen overeenkomstig de Alternatieve Ruiloptie, zullen worden uitgegeven via CREST (door het crediteren van een rekening van een lid van CREST) of in gecertificeerde vorm in plaats van in het Euroclear Nederland Systeem via de CREST rekening van Euroclear Nederland waarbij dienovereenkomstig aangenomen kan worden dat betaling van SDRT of zegelrecht van het Verenigd Koninkrijk bij doorverkoop van deze aandelen waarschijnlijk is. Details met betrekking to de wijze waarop een deel van het bedrag in contanten afkomstig van de China Development Bank betaald zal worden, worden beschreven in hoofdstuk 6.3 (Arrangements with China Development Bank and Temasek).
Houders van Gewone ABN AMRO Aandelen die een keuze maken voor de Standaard Ruiloptie of voor de Alternatieve Ruiloptie wordt aangeraden om hoofdstuk 13 (Tax Aspects of the Offer) zorgvuldig te bestuderen.
Mix en Match Faciliteit
Binnen de Mix en Match Faciliteit mogen houders van Gewone ABN AMRO Aandelen ervoor kiezen om af te wijken van de verhoudingen waarin zij Nieuwe Gewone ABN AMRO Aandelen en een bedrag in contanten ontvangen met betrekking tot hun Gewone ABN AMRO Aandelen (dat wil zeggen, een houder van Gewone ABN AMRO Aandelen mag verzoeken een groter gedeelte in contanten danwel in Nieuwe Gewone Barclays Aandelen te ontvangen met betrekking tot alle of een deel van zijn of haar Gewone ABN AMRO Aandelen dan hij of zij zou ontvangen op basis van de Ruilverhouding Gewone Aandelen). Het maken van een keuze onder de Mix en Match Faciliteit beïnvloedt de mogelijkheid om te kiezen tussen de Standaard Ruiloptie en de Alternatieve Ruiloptie niet.
Van het totale aantal Nieuwe Gewone Barclays Aandelen, inclusief de Nieuwe Gewone Barclays Aandelen die zijn vertegenwoordigd door de Nieuwe Barclays ADSs, die in verband met het Bod zullen worden uitgegeven en het totale bedrag van de Contante Vergoeding dat zal worden betaald in verband met het Bod, zal niet worden afgeweken. Dienovereenkomstig zal het inwilligen van verzoeken van de houders van Gewone ABN AMRO Aandelen binnen de Mix en Match Faciliteit afhankelijk zijn van de mate waarin andere houders van Gewone ABN AMRO Aandelen (alsook houders van ABN AMRO ADSs, die eveneens zullen beschikken over de mogelijkheid om een keuze te maken zoals verder beschreven in hoofdstuk 4.1.2 en 5.1.2 en die deel uitmaken van dezelfde vergoedingen -pool), verzoeken doen die moeten worden verrekend. In het geval dat verzoeken niet volledig kunnen worden ingewilligd, zullen deze pro rata naar beneden worden bijgesteld.
Wanneer een houder van Gewone ABN AMRO Aandelen ervoor kiest om zowel een groter gedeelte in contanten te ontvangen als een groter gedeelte in Nieuwe Gewone Barclays Aandelen te ontvangen, zullen beide keuzes vervallen en zal een dergelijke houder van Gewone ABN AMRO Aandelen worden geacht het Bod te hebben aanvaard op basis van de Standaard Ruiloptie met betrekking tot de aangemelde Gewone ABN AMRO Aandelen.
Indien een houder van Gewone ABN AMRO Aandelen geen keuze maakt tussen het ontvangen van een groter gedeelte in contanten te ontvangen of een groter gedeelte in Nieuwe Gewone Barclays Aandelen, zal een dergelijke houder van Gewone ABN AMRO Aandelen de standaard-vergoeding ontvangen naar de Ruilverhouding Gewone Aandelen, te weten Euro 13,15 in contanten en 2,13 Nieuwe Gewone Barclays Aandelen in ruil voor elk aangemeld Gewoon ABN AMRO Aandeel.
Voor meer informatie over de Mix en Match Faciliteit wordt verwezen naar hoofdstukken 4.1.1 en 5.1.1 (Consideration per Ordinary Share) van het Biedingsbericht.

15.6	Delen van aandelen
Er zullen geen delen van Nieuwe Gewone Barclays Aandelen of Preferente Barclays Aandelen zullen worden uitgegeven aan houders van ABN AMRO Aandelen die hun Gewone ABN AMRO Aandelen of hun Certificaten van Preferente Aandelen op de juiste wijze aanmelden onder het Bod. Toegelaten Instellingen die Gewone ABN AMRO Aandelen of Certificaten van Preferente Aandelen namens hun cliënten aanmelden onder het Bod, zullen rechten op delen van Nieuwe Gewone Barclays Aandelen of Preferente Barclays Aandelen naar beneden afronden (en contanten in plaats van delen Nieuwe Gewone Barclays Aandelen of Preferente Barclays Aandelen aan hun cliënten doen uitkeren door het Omwissel- en Betaalkantoor onder toepassing van hun gebruikelijke regelingen). Een Toegelaten Instelling kan, op basis van bestaande regelingen, de delen van Nieuwe Gewone Barclays Aandelen of Preferente Barclays Aandelen die hen toekomen naar boven of naar beneden afronden op basis van een afrekening in contanten.

15.7	Vergoeding per ADS
Houders van ABN AMRO ADSs die hun ABN AMRO ADSs aanmelden onder het Bod krijgen 0,5325 Barclays ADSs (de “Ruilverhouding ADSs”) en het equivalent van Euro 13,15 in U.S. Dollars gebaseerd op een omgerekende vergoeding vanuit de Euro naar U.S. Dollars, waartoe de houders van ABN AMRO ADSs zijn gerechtigd, vrij van alle eventuele honoraria en kosten die van toepassing zijn, uitgaand van de gemiddelde wisselkoers gehanteerd door The Bank of New York (de ADS omwissel-agent), berekend over de vijf Werkdagen voorafgaand aan de datum waarop de vergoeding in contanten is ontvangen door The Bank of New York (de ADS omwissel-agent) voor de levering van desbetreffende ABN AMRO ADS voor elk ABN AMRO ADS (de “Contante Vergoeding ADSs”) en samen met de Ruilverhouding ADS, de “Vergoedingsverhouding ADSs”) voor elk ABN AMRO ADSs dat op de juiste wijze is aangemeld onder het Bod (of op onjuiste wijze mits Barclays de aanmelding daarvan niettemin accepteert) op voorwaarde dat het Bod gestand wordt gedaan (Barclays ADSs die worden aangeboden onder het Bod zijn de “Nieuwe Barclays ADSs”), met het effect dat de vergoeding voor elke ABN AMRO ADS equivalent is aan de vergoeding voor elk Gewoon ABN AMRO Aandeel.

Binnen de Mix en Match Faciliteit mogen houders van ABN AMRO ADSs er voor kiezen om af te wijken van de verhoudingen in welke zij Nieuwe Barclays ADSs en een vergoeding in contanten ontvangen met betrekking tot ABN AMRO ADSs welke zij houden (met andere woorden, houders van ABN AMRO ADSs mogen er toe verzoeken om met betrekking tot een gedeelte, of alle van zijn of haar ABN AMRO ADSs een groter gedeelte in contanten of Nieuwe Barclays ADSs te ontvangen ten opzichte van wat hij of zij zou krijgen ingevolge de Ruilverhouding ADS).
Voor meer informatie over de Mix en Match Faciliteit wordt verwezen naar hoofdstukken 4.1.2 en 5.1.2 (Consideration per ADS) van het Biedingsbericht.

15.8	Vergoeding per Certificaat van Preferent Aandeel
Houders van ABN AMRO Aandelen die hun Certificaten van Preferente Aandelen aanmelden onder het bod voor de Certificaten van Preferente Aandelen kunnen kiezen tussen Euro 0,59 in contanten voor elk Certificaat van Preferente Aandelen (de “Contante Vergoeding Certificaten van Preferente Aandelen”) of, op voorwaarde dat het Besluit Preferente Aandelen wordt aangenomen tijdens de Barclays Aandeelhouders Vergaderingen, 0,59 Preferente Barclays Aandelen voor elk aangemeld en geleverd Certificaat van Preferente Aandelen (de “Ruilverhouding Certificaten van Preferente Aandelen” en samen met de Contante Vergoeding Certificaten van Preferente Aandelen de “Vergoedingsverhouding Certificaten van Preferente Aandelen”), afhankelijk van de gestanddoening van het Bod. De totale vergoeding voor de Certificaten van Preferente Aandelen zal ongeveer Euro 808 miljoen bedragen, ervan uitgaande dat alle uitstaande Certificaten van Preferente Aandelen zullen worden aangemeld. De Ruilverhouding Certificaten van Preferente Aandelen zal worden aangepast om het gecumuleerde dividend tot en met de Leveringsdatum te omvatten. Aangezien het eerstvolgende dividend voor houders van Certificaten van Preferente Aandelen betaalbaar wordt wanneer ABN AMRO haar jaarlijkse dividend uitkeert aan de houders van Gewone ABN AMRO Aandelen over het financiële jaar dat eindigt op 31 december 2007, wordt geen aanpassing van de Ruilverhouding Certificaten van Preferente Aandelen verwacht met betrekking tot een betaling van dividend. Zie hoofdstuk 5.1.3 (Consideration per DR Preference Share).

15.9	Vergoeding per Voorheen Converteerbare Preferente Financieringsaandelen
Houders van ABN AMRO Aandelen die hun Voorheen Converteerbare Preferente Financieringsaandelen aanmelden onder het Bod, krijgen met betrekking tot elk Voorheen Converteerbaar Preferent Financieringsaandeel dat op juiste wijze is aangemeld onder het Bod (of op onjuiste wijze, mits Barclays de aanmelding daarvan niettemin accepteert) Euro 27.65 betaald (de “Contante Vergoeding Voorheen Converteerbare Preferente Financieringsaandelen”) afhankelijk van de gestanddoening van het Bod. De Contante Vergoeding Voorheen Converteerbare Preferente Financieringsaandelen zal niet worden aangepast voor een betaling van het gecumuleerde dividend voor de Voorheen Converteerbare Preferente Financieringsaandelen. Zie hoofdstuk 5.1.4 (Consideration per Formerly Convertible Preference Finance Shares).

15.10	Voorwaarden
De verplichting van Barclays om het Bod gestand te doen geldt indien alle onderstaande Voorwaarden zijn vervuld, behoudens, voor zover dit is toegestaan, indien bepaalde Voorwaarden afstand is gedaan door ABN AMRO en/of Barclays:
Het Bod
15.10.1                     het aantal Gewone ABN AMRO Aandelen (inclusief ABN AMRO ADSs) dat is aangemeld onder het Bod, bedraagt ten minste 80% met een exacte samenstelling van het aandelenkapitaal zoals nader beschreven in hoofdstuk 6.2.1 van dit Biedingsbericht;
15.10.2                     de Stichting is onherroepelijk overeengekomen met Barclays en ABN AMRO dat, op voorwaarde van:

(i)	gestanddoening van het Bod;

(ii)	een toezegging van Barclays om geen andere stemrechten uit te oefenen op de Onderliggende Converteerbare Preferente Financieringsaandelen dan die van Certificaathouder van Preferente Aandelen zolang de Gewone ABN AMRO Aandelen zijn genoteerd op Eurolist van Euronext Amsterdam; en

(iii)	een wijziging van de administratievoorwaarden van de Certificaten van Preferente Aandelen die noodzakelijk is voor de omwisseling van Certificaten van Preferente Aandelen voor Onderliggende Converteerbare Preferente Financieringsaandelen door Barclays en alle andere handelingen die nodig zijn voor een dergelijke omwisseling;

zij alle noodzakelijke handelingen zal verrichten om Certificaten van Preferente Aandelen om te wisselen voor Onderliggende Converteerbare Preferente Financieringsaandelen, zodra dit wordt verzocht door Barclays, en een dergelijke overeenkomst volledig van kracht zal blijven;
Belangrijke Nadelige Verandering
15.10.3 er geen Belangrijke Nadelige Verandering heeft plaatsgevonden of kenbaar is geworden aan Barclays voorafgaand aan, of op, de Sluitingsdatum, waardoor van Barclays niet in redelijkheid kan worden verwacht door te gaan met het Bod, de Fusie of de gestanddoening van het Bod te continueren;
15.10.4 er geen Belangrijke Nadelige Verandering heeft plaatsgevonden of kenbaar is geworden aan ABN AMRO voorafgaand aan, of op, de Sluitingsdatum, waardoor van ABN AMRO niet in redelijkheid kan worden verwacht door te gaan met het Bod of de Fusie te continueren;
15.10.5 geen Derde Partij heeft besloten of aangegeven de intentie te hebben een Belemmerende Actie in te stellen, te implementeren of te dreigen met een Belemmerende Actie, zodanig dat van Barclays en ABN AMRO niet in redelijkheid verwacht kan worden door te gaan met de Fusie, het Bod of de gestanddoening van het Bod;
15.10.6                     er zich, sinds het aangaan van het Fusieprotocol, geen omstandigheid, gebeurtenis of ontwikkeling heeft voorgedaan die leidt of zal leiden tot:

(a)	een onderbreking of beperking van de handel in Gewone ABN AMRO Aandelen of in Voorheen Converteerbare Preferente Financieringsaandelen (anders dan op tijdelijke basis bij normale handel);

(b)	een onderbreking of beperking van de handel in Barclays Aandelen (anders dan op tijdelijke basis bij normale handel);
Goedkeuringen van Toezichthouders

15.10.7	Alle:

(a)	noodzakelijke kennisgevingen, aanvragen en aanmeldingen en die waarvan Barclays en/of ABN AMRO hebben besloten dat ze toepasselijk zijn in enige jurisdictie met betrekking tot de Fusie of het Bod, de implementatie daarvan, de voorgenomen directe of indirecte aankoop van enige aandelen of andere effecten in, of de controle over, ABN AMRO of een lid van de ABN AMRO Groep door Barclays of een lid van de Barclays Groep, en de implementatie van de Structuring Action en de exploitatie van de Gecombineerde Groep overeenkomstig het Fusieprotocol, zijn gedaan;

(b)	goedkeuringen die nodig zijn of waarvan Barclays en/of ABN AMRO hebben besloten dat deze passend zijn in enige jurisdictie met betrekking tot de Fusie of het Bod, de implementatie daarvan, de voorgenomen directe of indirecte aankoop van enige aandelen of andere effecten in, of de zeggenschap over, ABN AMRO of een lid van de ABN AMRO Groep door Barclays of een lid van de Barclays Groep, de implementatie van de Structuring Action of de exploitatie van de Gecombineerde Groep overeenkomstig het Fusieprotocol, zijn verkregen van alle toepasselijke Derde Partijen (waaronder begrepen, maar niet beperkt tot personen of rechtspersonen met wie door een lid van de Gecombineerde Groep een contract is aangegaan), blijven volledig geldig en van kracht en zijn niet onderhevig aan een materiële voorwaarde is niet waaraan niet voldaan of welke niet is vervuld;

(c)	wachttermijnen (of verlengingen daarvan) uit toepasselijke wet- en regelgeving van enige jurisdictie waarbinnen een Derde Partij zich mag verzetten tegen, of acties mag aankondigen die de Fusie of het Bod, de implementatie, de voorgenomen directe of indirecte aankoop van enige aandelen of andere effecten in, of de zeggenschap over, ABN AMRO of een lid van de ABN AMRO Groep door Barclays of een lid van de Barclays Groep, de implementatie van de Structuring Action of de exploitatie van de Gecombineerde Groep overeenkomstig het Fusieprotocol (of waarvan op een andere manier in redelijkheid kan worden verwacht dat deze een materieel en nadelig effect kunnen hebben op ABN AMRO of Barclays of een lid van de Gecombineerde Groep) kunnen belemmeren, zijn verlopen of geëindigd;

(d)	wettelijke vereisten in enige jurisdictie met betrekking tot de Fusie of het Bod, de implementatie van de voorgenomen directe of indirect aankoop van enige aandelen of andere effecten in, of de zeggenschap over, ABN AMRO of een lid van de ABN AMRO Groep door Barclays of een lid van de Barclays Groep, de implementatie van de Structuring Action of de exploitatie van de Gecombineerde Groep overeenkomstig het Fusieprotocol zijn in acht genomen;

voor zover een gebrek met betrekking tot het doen van dergelijke kennisgevingen of aanvragen, het verkrijgen van goedkeuringen, het verloop of de beëindiging van dergelijke wachttijden of het in acht nemen van dergelijke verplichtingen zou resulteren in het overtreden van wet- of regelgeving door Barclays of een lid van de Barclays Groep, of een materieel en nadelig effect zou hebben op ABN AMRO of Barclays of een lid van de Gecombineerde Groep of anderszins zou betekenen dat van Barclays niet in redelijkheid verwacht kan worden door te gaan met het Bod, de Fusie of de gestanddoening van het Bod en anders dan dergelijke kennisgevingen, aanvragen, aanmeldingen en verplichtingen en, met betrekking tot de Structuring Action, die goedkeuringen en wachttermijnen waaraan niet kan worden voldaan,
15.10.8 niettegenstaande paragraaf 15.10.7 hierboven:

(a)	de Bevoegde Toezichthoudende Autoriteiten in Nederland hebben hun verklaring van geen bezwaar afgegeven overeenkomstig met en voor zover vereist door de Wet op het financieel toezicht (de “Wft”) met betrekking tot elke rechtspersoon (ongeacht onderdeel van de Gecombineerde Groep) die een gekwalificeerde deelneming (als bedoeld in de Wft) heeft, verkrijgt of vergroot of die enige zeggenschap uitoefent over een dergelijk gekwalificeerde deelneming in een kredietinstelling, financiële instelling, UCITS management bedrijf, investeringsmaatschappij, verzekeringsinstelling of andere instelling, niet zijnde een voorgenoemde financiële onderneming als bedoeld in de Wft die onderdeel is van de Gecombineerde Groep (en voor de reductie van eigen fondsen, dividend of uitkering, van of betaling uit een reserve post, overname van activa en passiva, fusie of reorganisatie in uitvoering) met betrekking tot de Fusie of het Bod, de implementatie daarvan, de voorgenomen directe of indirecte aankoop van enige aandelen of andere effecten in, of de controle over, ABN AMRO of een lid van de ABN AMRO Groep door Barclays of een lid van de Barclays Groep, de betaling van enig dividend of andere uitkering door ABN AMRO Bank of ABN AMRO ingevolge het Bod welke is gerelateerd aan de opbrengsten van de verkoop van LaSalle, de implementatie van de Structuring Action of de exploitatie van de Gecombineerde Groep overeenkomstig het Fusieprotocol;

(b)	de FSA heeft haar schriftelijke goedkeuring kenbaar gemaakt met betrekking tot de rechtspersonen (ongeacht of deze onderdeel zijn van de Gecombineerde Groep) die zeggenschap zullen verkrijgen of aanvullende of toegenomen zeggenschap verkrijgen over een UK bevoegde rechtspersoon (zoals bedoeld in de FSMA), welke onderdeel uitmaakt van de Gecombineerde Groep met betrekking tot de Fusie of het Bod, de implementatie daarvan, de voorgenomen directe of indirecte aankoop van enige aandelen of andere effecten in, of de controle over, ABN AMRO of een lid van de ABN AMRO Groep door Barclays of een lid van de Barclays Groep, de implementatie van de Structuring Action of de exploitatie van de Gecombineerde Groep overeenkomstig het Fusieprotocol of, waar geen dergelijke kennisgeving is gegeven met betrekking tot enige rechtspersoon, de periode zoals toegestaan onder een dergelijke regelgeving voor de FSA om enige bezwaren tegen verkrijging van dergelijke zeggenschap of aanvullende of toegenomen zeggenschap door een dergelijk rechtspersoon kenbaar te maken is verlopen zonder kennisgeving van dergelijke bezwaren en de FSA heeft een goedkeuring (als bedoeld in de FSMA) gehouden door een goedgekeurde rechtspersoon op de datum van het Fusieprotocol niet ingetrokken of gewijzigd en heeft geen voorstel tot intrekking of wijziging niet kenbaar gemaakt of laten weten kenbaar te maken;

(c)	DNB heeft bevestigd dat zij geen bezwaren heeft met betrekking tot de benoeming van bepaalde personen tot lid van de ABN AMRO Raad van Commissarissen en/of de ABN

AMRO Raad van Bestuur, afhankelijk van en met ingang vanaf de gestanddoening van het Bod en de FSA heeft de benoeming van de aangewezen personen tot bestuurders van de Barclays Directie goedgekeurd, onderhevig aan en met ingang vanaf de gestanddoening van het Bod;

(d)	alle goedkeuringen zijn verkregen of aankondigingen zijn gedeponeerd die onder het federale bankrecht of het bankrecht van de afzonderlijke staten van de V.S. vereist zijn voor voltooiing van het Bod en de Fusie, en alle vereiste wachttermijnen zijn verlopen;

(e)	de Europese Commissie heeft een beschikking gegeven op grond van artikel 6(1)(b) van de EG-Concentratieverordening, of wordt geacht deze beschikking te hebben gegeven op grond van artikel 10(6) van de EG-Concentratieverordening, waarin zij verklaart dat de Fusie en het Bod verenigbaar zijn met de Gemeenschappelijke Markt zonder enige voorwaarden of verplichtingen te verbinden aan haar beschikking, en in het geval dat een verzoek uit hoofde van artikel 9(2) van de EG- Concentratieverordening is gedaan door een Lidstaat, heeft de Europese Commissie aangegeven dat zij heeft besloten de Fusie of het Bod (of enig deel daarvan) of enige kwestie die voortkomt uit de Fusie of het Bod niet naar een bevoegde autoriteit van een Lidstaat te verwijzen, overeenkomstig artikel 9(1)van de EG-Concentratieverordening;

(f)	de toepasselijke wachttermijnen, indien toepasselijk op de Fusie en het Bod, onder de Amerikaanse Hart-Scott-Rodino Antitrust Improvement Act van 1976 met betrekking tot zijn verlopen of beëindigd, en geen bevel is uitgevaardigd door een competente overheid in de V.S. (ofwel tijdelijk, voorbereidend of permanent) om de implementatie van de Fusie of het Bod te voorkomen en geen overheid in de V.S. heeft aangegeven de intentie te hebben of heeft gedreigd maatregelen te nemen om de implementatie te voorkomen en geen maatregel is aanhangig om dit te bewerkstelligen;

(g)	alle kennisgevingen, aanvragen, aanmeldingen en Autorisaties welke in enige jurisdictie zijn vereist in verband met de voorgestelde acquisitie door China Development Bank of Temasek (of enige dochtervennootschap van een van beiden) van aandelen in Barclays ingevolge de plaatsing van nieuwe Gewone Barclays Aandelen door Barclays aan China Development Bank waarnaar wordt verwezen in het Herziene Persbericht, inclusief de Barclays Aandelen die beschikbaar worden gesteld aan bestaande houders van Barclays Aandelen door middel van claw back (of enige resulterende indirecte acquisitie van enig belang in enig lid van de Barclays Groep of de ABN AMRO Groep) zijn gedaan of verkregen van alle relevante Derde Partijen en enige wachttermijnen (of verlengingen daarvan) onder enige van toepassing zijnde wetgeving of enige jurisdictie gedurende welke enige Derde Partij zou kunnen verhinderen of stappen zou kunnen nemen of aankondigen hetgeen een dergelijke acquisitie zou kunnen verhinderen, zijn verstreken, vervallen of beëindigd (met uitzondering van die welke niet kunnen worden gedaan, worden verkregen, zijn vervallen of zijn verstreken voorafgaande aan de acquisitie van die aandelen), en (a) al deze bekrachtigingen blijven volledig geldig en van kracht en (b) deze bekrachtigingen zijn niet onderhevig aan enige materiële voorwaarde welke niet is vervuld of voldaan;
15.10.9 noch Barclays, noch ABN AMRO heeft een kennisgeving ontvangen van DNB of de FSA dat het waarschijnlijk is dat, voordat het Bod wordt gedaan, een verandering op zal treden met betrekking tot toezichts-, rapportage-, of ordeningsmaatregelen en vereisten ten aanzien van kapitaal, welke zullen gelden met betrekking tot de Gecombineerde Groep (of een lid daarvan) na voltooiing van het Bod;
15.10.10 de Belasting Bevestiging van de relevante fiscale autoriteiten in Nederland en het Verenigd Koninkrijk zijn niet ingetrokken of gewijzigd;
15.10.11 sinds de datum van het Fusieprotocol heeft zich geen Wezenlijke Bezwarende Voorwaarde met Betrekking tot Toezicht voorgedaan of is het niet waarschijnlijk geworden dat deze zal worden opgelegd welke de Barclays Groep, de ABN AMRO Groep of de Gecombineerde Groep zal treffen (gemeten op een schaal die relatief is met betrekking tot de relevante groep).

Corporate Action
15.10.12 voorafgaand aan de Sluitingsdatum en onderhevig aan de gestanddoening van het Bod, heeft de Algemene Vergadering van de houders van Barclays Aandelen de benodigde besluiten genomen voor: (i) effectuering van het Bod en de Fusie en alle maatregelen voor de implementatie daarvan, (ii) toename van het aandelenkapitaal van Barclays en de uitgifte van de Barclays Aandelen uit te geven overeenkomstig het Bod, effectief met ingang van de gestanddoening van het Bod;
15.10.13 Barclays en ABN AMRO hebben kopieën van ontslagbrieven van de leden van de ABN AMRO Raden en leden van de raad van bestuur en de raad van commissarissen van ABN AMRO Bank ontvangen die, zoals is overeengekomen, zullen aftreden op voorwaarde dat het Bod gestand wordt gedaan;
15.10.14 Barclays en ABN AMRO hebben kopieën van ontslagbrieven van de leden van de Barclays Directie ontvangen die, zoals is overeengekomen, zullen aftreden op voorwaarde dat het Bod gestand wordt gedaan;
Goedkeuring Biedingsdocumentatie en Listing
15.10.15 het Amerikaanse Registratiedocument zal van kracht zijn geworden onder de Securities Act en er zal geen verordenende maatregel genomen zijn als gevolg waarvan het van kracht zijn van het Amerikaanse Registratiedocument onder de Securities Act is opgeschort en er is geen procedure met dit doel aangespannen door de SEC;
15.10.16 de aangewezen toezichthouder(s) en/of de relevante beurs heeft bevestigd dat de Barclays Aandelen of een deel daarvan zoals bepaald door Barclays na overleg met ABN AMRO en met inachtneming van haar verzoeken, zijn toegelaten tot de handel en notering van de London Stock Exchange, Euronext Amsterdam, Tokyo Stock Exchange en New York Stock Exchange.
15.10.17 Barclays en ABN AMRO hebben geen kennisgeving ontvangen van het FTSE 100 Committee dat zij haar bevestiging, zoals verstrekt aan Barclays voor het uitbrengen van het Bod, heeft teruggetrokken of gewijzigd dan wel dat zij haar bevestiging zal intrekken of wijzigen zodanig dat de Barclays Aandelen opgenomen blijven in de FTSE 100 Index met volledige weging (weighting) als een enkele lijn van aandelen na gestanddoening van het Bod en de uitgifte van de Nieuwe Barclays Aandelen;
Onrechtmatigheden, Rechtszaken en Insolventie
15.10.18 Barclays en ABN AMRO hebben op of voorafgaand aan de Sluitingsdatum geen kennisgeving ontvangen van de AFM dat de voorbereiding van het Bod in strijd is met een of meer bepalingen als uiteengezet in paragraaf IIa Wte 1995, en dat op grond van artikel 32a Bte 1995 effecteninstellingen geen medewerking zouden mogen verlenen aan de afwikkeling van het Bod;
15.10.19 geen gebeurtenis, omstandigheid of serie van gebeurtenissen of omstandigheden heeft plaatsgevonden of aan Barclays bekend is geworden die niet is bekendgemaakt in de jaarrekening voor het financiële jaar eindigend op 31 December 2006 van ABN AMRO of publiekelijk is aangekondigd door of namens ABN AMRO voor de datum van het Fusieprotocol of schriftelijk is bekendgemaakt door ABN AMRO aan Barclays voor ondertekening van het Fusieprotocol, welke bekendmaking een negatief effect heeft of kan hebben van 5 procent of meer op de geconsolideerde bedrijfsopbrengsten zoals vermeld in de jaarrekening van ABN AMRO voor het financiële jaar eindigend op 31 December 2006;
15.10.20 geen gebeurtenis, omstandigheid of serie van gebeurtenissen of omstandigheden heeft plaatsgevonden of aan ABN AMRO bekend is geworden die niet is bekendgemaakt in de jaarrekening van Barclays voor het financiële jaar eindigend op 31 December 2006 of publiekelijk aangekondigd door of namens Barclays voor de datum van het Fusieprotocol of schriftelijk bekendgemaakt door Barclays aan ABN AMRO voor ondertekening van het Fusieprotocol, welke bekendmaking een negatief effect heeft of kan hebben van 5 procent of meer op de geconsolideerde bedrijfsopbrengsten zoals vermeld in de jaarrekening van Barclays voor het financiële jaar eindigend op 31 December 2006;

15.10.21 het Fusieprotocol is niet beëindigd;
15.10.22 alle goedkeuringen die vereist zijn met betrekking tot de voltooiing van de LaSalle Overeenkomst of een overeenkomst met betrekking tot de verkoop van LaSalle door ABN AMRO anders dan de LaSalle Overeenkomst, zijn overeenkomstig haar voorwaarden verkregen en de LaSalle Overeenkomst is afgerond overeenkomstig haar voorwaarden of een overeenkomst met betrekking tot de verkoop van LaSalle door ABN AMRO Bank anders dan de LaSalle Overeenkomst, is afgerond overeenkomstig haar voorwaarden; en
15.10.23 voorafgaande aan de Sluitingsdatum hebben de ABN AMRO Raden hun unanieme aanbeveling van het Bod dat kan worden geaccepteerd door houders van ABN AMRO Aandelen en de ABN AMRO ADSs, schriftelijk bevestigd en daartoe een geschikt persbericht doen uitgaan.
Bovendien zal de verplichting van Barclays om het Bod gestand te doen zijn onderworpen aan de opschortende voorwaarde dat geen Derde Partij verklaart of herbevestigt dat het een bod of een gewijzigd bod doet, of van plan is dit te doen, op aandelen in ABN AMRO. In het geval dat deze opschortende voorwaarde niet wordt vervuld, mag Barclays de vergoeding wijzigen welke in het bod wordt aangeboden, op voorwaarde dat de wijziging niet een vermindering inhoudt van de vergoeding welke in het Bod wordt geboden vergeleken met de vergoeding welke in het Bod wordt geboden op het moment net voordat een dergelijke wijziging wordt gedaan. Barclays is met ABN AMRO overeengekomen dat, zolang het Fusieprotocol niet is beëindigd, zij deze opschortende voorwaarde niet zal inroepen zonder een wijziging van de vergoeding (niet zijnde een vermindering) welke ingevolge in het Bod wordt geboden aan te kondigen, tenzij zij voorafgaande schriftelijke goedkeuring van ABN AMRO heeft verkregen.
De bovenstaande paragraaf waarin wordt gesproken van een Derde Partij die ‘van plan is’ een bod te doen, omvat niet het huidige bod van het Consortium op de voorwaarden als aangekondigd op 20 juli 2007, maar het omvat bijvoorbeeld wel enige wijziging van dat bod of de voorwaarden van het bod (inclusief een wijziging van, of het afstand doen van de biedingsvoorwaarden), enig nieuw bod of een herbevestiging van enig bod door het Consortium of enige verklaring van het Consortium in verband daarmee.
Het bovenstaande geldt niettegenstaande de mogelijkheid voor Barclays om de vergoeding die in het Bod wordt geboden te wijzigen in het geval dat zij in redelijkheid vaststelt dat een of meerdere andere Voorwaarden niet zijn vervuld, dan wel niet zullen worden vervuld. Zoals ook uiteengezet in hoofdstuk 5.1 (Considerations Offered), zal enige wijziging van de vergoeding die in het Bod wordt geboden publiek worden bekend gemaakt door middel van publicatie van een persbericht en/of een aanvullend biedingsbericht dat aanvullende informatie bevat met betrekking tot een dergelijke wijziging, dat voorafgaande aan publicatie aan de AFM zal worden toegezonden conform artikel 9v van het BTE 1995. De Aanmeldingstermijn zal niet eerder verstrijken dan 10 Werkdagen na de publicatie van een dergelijk persbericht.
De Voorwaarden in paragrafen 15.10.1 (behoudens het goedkeuringsrecht van de ABN AMRO Raad van Commissarissen zoals in genoemde paragraaf beschreven), 15.10.2, 15.10.3, 15.10.5 (met betrekking tot (i) onder de definitie Belemmerende Actie en met betrekking tot (ii) en (iii) onder dergelijke definitie voorzover deze betrekking heeft op enig lid van de ABN AMRO Groep), 15.10.6 (a), 15.10.11, 15.10.13, 15.10.19, 15.10.22, 15.10.23 zijn ten voordele van Barclays. Van deze paragrafen mag op enig moment door middel van schriftelijk bericht aan ABN AMRO afstand worden gedaan (hetzij in het geheel, hetzij gedeeltelijke) door Barclays.
De Voorwaarden in paragrafen 15.10.4, 15.10.5 (met betrekking tot (ii) en (iii) onder de definitie Belemmerende Actie voor zover zij betrekking hebben op enig lid van de Barclays Groep), 15.10.6 (b), 15.10.14 en 15.10.20 zijn ten voordele van ABN AMRO. Van deze paragrafen mag op enig moment door middel van schriftelijk bericht aan Barclays afstand worden gedaan (hetzij in het geheel, hetzij gedeeltelijk) door ABN AMRO.
De Voorwaarden in paragrafen 15.10.7 tot 15.10.10 (inclusief), 15.10.12, 15.10.15 tot 15.10.18 (inclusief) en 15.10.21 zijn ten voordele van zowel Barclays als ABN AMRO. Van deze paragrafen mag afstand worden gedaan (hetzij in het geheel, hetzij gedeeltelijk) hetzij door Barclays, hetzij door ABN AMRO op voorwaarde dat hetzij Barclays, hetzij ABN AMRO schriftelijk overeenstemming heeft gegeven (met uitzondering dat Barclays slechts overeenstemming van ABN AMRO behoeft om afstand te doen van de Voorwaarden in paragrafen 15.10.7 of 15.10.8 voor zover deze Voorwaarden betrekking hebben op vereisten die van toepassing zijn op leden van de ABN AMRO Groep of indien in redelijkheid verwacht kan worden dat het uitblijven van de vervulling van de Voorwaarde de ABN AMRO Groep in zijn geheel of het bereiken door Barclays en ABN AMRO van de overeengekomen doelstellingen met betrekking tot strategieën en het toekomstige bestuur, wezenlijk en nadelig zal beïnvloeden).
Afstand door Barclays van de Voorwaarde genoemd in paragraaf 15.10.1 behoeft goedkeuring van de ABN AMRO Raad van Commissarissen indien de aangemelde ABN AMRO Aandelen (inclusief ABN AMRO ADSs), tezamen met ABN AMRO Aandelen die op de Sluitingsdatum rechtstreeks of indirect door Barclays worden gehouden, minder dan 50% (vijftig procent) plus één van de stemrechten van het geplaatste aandelenkapitaal van ABN AMRO vertegenwoordigen en indien minder dan 50% (vijftig procent) plus één van Gewone ABN AMRO Aandelen (inclusief ABN AMRO ADSs) in het geplaatste aandelenkapitaal van ABN AMRO (exclusief Gewone ABN AMRO Aandelen (inclusief ABN AMRO ADSs) door ABN AMRO of door een van haar dochtervennootschappen wordt gehouden op de Sluitingsdatum).
Barclays heeft aan China Development Bank toegezegd (a) de minimale aanmeldingsvoorwaarde van 80% niet te verlagen naar minder dan 70%, (b) geen afstand te doen van de voorwaarden ten aanzien van belangrijke negatieve verandering of (c) enig recht om het ruilbod te beindigen, te ontbinden of in te trekken, zonder daaraan voorafgaand eerst China Development Bank te raadplegen en haar standpunt in acht te nemen.

15.11	Motivering voor het Bod en de Fusie
Gebaseerd op de motiveringen van het Bod en de Fusie, gegeven door Barclays en ABN AMRO zoals beschreven in dit Biedingsbericht (zie hoofdstuk 6.14 (Reasons for the Offer and the Merger)), wordt het Bod aanbevolen door de Barclays Directie omdat zij gelooft dat het in het belang is van de aandeelhouders van Barclays. De voorgestelde fusie van ABN AMRO en Barclays zal leiden tot een sterke en competitieve combinatie voor de cliënten van beide entiteiten met superieure producten en een wijdvertakte distributie. ABN AMRO en Barclays geloven dat de Gecombineerde Groep een veelbetekenende en duurzame toekomst tegemoet kan zien en zal leiden tot aanhoudende winstgroei voor haar aandeelhouders.35

15.12	Dividendbeleid
Aangenomen dat de Effectieve Datum zal zijn gelegen op of voor de registratiedatum voor het slotdividend van Barclays voor 2007, die wordt verwacht te zijn gelegen begin maart 2008, zal het eerste aan de houders van Nieuwe Barclays Aandelen uitkeerbare dividend waarschijnlijk het slotdividend van Barclays voor 2007 zijn waarvan wordt verwacht dat betaling zal geschieden in de laatste week van april 2008, in lijn met de gebruikelijke gang van zaken van Barclays.
Het voornemen is dat de Gecombineerde Groep vanaf de Effectieve Datum Barclay’s en ABN AMRO’s progressieve dividendbeleid zal voortzetten en dat het dividend per aandeel over de langere termijn ongeveer zal groeien in lijn met de winst per aandeel. Met geschatte synergie voordelen van de Fusie zal het jaarlijkse dividend van Barclays ongeveer tweemaal gedekt worden door de aangepaste winst. Het management van zowel ABN AMRO als Barclays is van mening dat dit beleid een passende balans tussen winstuitkering aan aandeelhouders en winstbehoud voor de financiering van groei zal zijn. Tevens wordt verwacht dat de Gecombineerde Groep Barclays’ huidige weging van jaarlijkse dividenden ten opzichte van de slotdividenden zal handhaven om flexibiliteit te garanderen. Het wordt niet verwacht dat de dividenden per aandeel in 2008 materieel zullen verschillen van de dividenden die Barclays zou hebben verwacht uit te keren aan aandeelhouders indien de Fusie niet had plaatsgevonden.
Na implementatie van de Fusie zal de Gecombineerde Groep de jaarrekeningen in Euro presenteren en de dividenden in Euro vaststellen. Houders van Barclays Aandelen wordt de mogelijkheid geboden te kiezen voor uitkering van dividend in Euro of in Engelse pond (omgewisseld tegen de op dat moment gangbare wisselkoers). Accepterende houders van ABN AMRO Aandelen die Nieuwe Gewone Barclays Aandelen ontvangen overeenkomstig de Standaard Ruiloptie zullen dividend uitgekeerd krijgen in Euro, tenzij zij geldig anders kiezen. Accepterende houders van ABN AMRO Aandelen die Nieuwe Gewone Barclays Aandelen ontvangen overeenkomstig de Alternatieve Ruiloptie krijgen dividend uitgekeerd in Engelse pond (omgewisseld tegen de op dat moment gangbare wisselkoers), tenzij zij geldig kiezen voor uitkering in Euro. Bestaande houders van Barclays Aandelen krijgen blijvend dividend uitgekeerd in Engelse pond

[35]	Deze verklaring is niet bedoeld als, en kan niet geïnterpreteerd worden als een verklaring dat de in de toekomst te behalen aangepaste winst per aandeel van Barclays per definitie zal overeenkomen met de in het verleden gepubliceerde aangepaste winst per aandeel, dan wel deze zal overschrijden.

(omgewisseld tegen de op dat moment gangbare wisselkoers) tenzij zij geldig kiezen voor uitkering van dividend in Euro. De houders van Nieuwe Barclays ADSs krijgen dividend uitgekeerd in U.S. Dollars en hebben niet de keuzemogelijkheid om dividend in een andere valuta uitgekeerd te krijgen.

15.13	Positie van de ABN AMRO Raden [36]
15.13.1 Inleiding

De ABN AMRO Raad van Bestuur en de ABN AMRO Raad van Commissarissen hebben op hun respectievelijke vergaderingen van 26 en 27 juli 2007 het bod van het Consortium en het Barclays Bod (gezamenlijk de “Biedingen”) besproken, teneinde tot een onderbouwd standpunt ten aanzien van beide Biedingen te komen, waarbij de belangen van de houders van ABN AMRO Aandelen en overige belanghebbenden van ABN AMRO in aanmerking worden genomen. De ABN AMRO Raden hebben bij hun beoordeling van elk van beide Biedingen de volgende aspecten betrokken:

a. Belang van aandeelhouders en overige belanghebbenden

-	Aandeelhouders: de huidige waarde van de Biedingen, de samenstelling van de geboden vergoeding, de eventuele gevoeligheid van de waarde van de biedingen voor de aandelenkoersen van de bieders, de beoogde synergievoordelen en de strategische visie van ABN AMRO;

-	Medewerkers; carrièremogelijkheden, toezeggingen, mogelijk verlies van arbeidsplaatsen (bruto en netto) en formeel advies en opinie van, alsmede standpunten kenbaar gemaakt door, vertegenwoordigers van werknemers;

-	Klanten: kwaliteit van de dienstverlening en continuïteit van het productaanbod en het bedrijfsmodel;

-	Crediteuren: financiële draagkracht en lange termijn ratings van de voortgezette bedrijfsonderdelen.

De ABN AMRO Raden verwachten dat DNB en andere toezichthouders bij de uitoefening van hun functie en het bepalen van hun definitieve standpunt, beide Biedingen zullen toetsen in overeenstemming met regelgeving, met daarbij oog voor het belang van klanten, crediteuren, het financiële stelsel en de samenleving in het algemeen.

b.	Risico’s verbonden aan elke voorgenomen transactie:

-	Executierisico’s, waaronder begrepen de waarschijnlijkheid en het tijdstip van goedkeuring door de toezichthouders en aandeelhouders, de formulering van “Belangrijke Nadelige Verandering” clausules en overige pre-biedings- en biedingsvoorwaarden of ontsnappingsclausules van elk van beide Biedingen;

-	Post-acquisitierisico’s: voor zover relevant, risico’s van opsplitsing en integratie, solvabiliteit en financiering, juridische en compliance-risico’s en integriteitsrisico’s.

c.	Corporate governance:

-	Voor zover relevant, plaats van vestiging van het hoofdkantoor, structuur en samenstelling van het bestuur, vermoedelijke verdeling van hogere en middenkaderfuncties.

15.13.2	Bod van Barclays
Barclays heeft op 23 juli 2007 de herziene voorwaarden voor het Bod bekendgemaakt. Het herziene Barclays Bod bevat gewijzigde voorwaarden alsmede een introductie van een aanzienlijk bedrag in contanten per aandeel tezamen met een mix en match alternatief. De waarde van het Bod blijft desalniettemin voor een groot deel afhankelijk van het koersverloop van de Barclays Aandelen.
Met betrekking tot het Barclays Bod merken de ABN AMRO Raden op dat de voorgestelde Fusie in lijn is met de eerdere uitgesproken strategische visie van ABN AMRO. Bovendien kan de strategische

[36]	Het bovenstaande verwoordt de in redelijkheid ingenomen positie van de ABN AMRO Raden (zoals bedoeld in article 9q (2)(a) van het Bte) met betrekking tot het Bod en het bod van het Consortium per 27 juli 2007. Afhankelijk van toekomstige ontwikkelingen, met inbegrip van de zaken die worden beschreven in hoofdstuk 7 (Position ABN AMRO Boards), kunnen de ABN AMRO Raden zich beraden op hun positie en daarover vervolgens de houders van ABN AMRO Aandelen informeren.

samenwerking met China Development Bank de groei mogelijkheden van een potentiële Gecombineerde Groep op de Aziatische markt verhogen, hetgeen zou kunnen resulteren in additionele langere -termijn waarde voor de houders van ABN AMRO Aandelen.
De voorgenomen transactie met Barclays is op de goede weg voor wat betreft de vereiste goedkeuringen van toezichthouders en heeft over het algemeen acceptabele en beheersbare risico’s.
De ABN AMRO Raden hebben tevens de positieve mening van de European Staff Council en het positieve advies van de Centrale Ondernemingsraad in acht genomen met betrekking tot de voorgenomen combinatie met Barclays welke door ABN AMRO zijn ontvangen naar aanleiding van het overleg. De ABN AMRO Raden hebben tevens kennisgenomen van de toezeggingen gedaan aan de werknemers en vakbonden met betrekking tot de rechten van de werknemers en het erkennen van bestaande overeenkomsten.
De goedkeuring van de aandeelhouders van Barclays is nog een openstaand punt en wordt op zijn vroegst verwacht halverwege september 2007. De uitkomst van die stemming is nog onduidelijk op dit moment.
Op het moment van sluiting van de markt op 27 juli 2007 was het Bod 1 procent lager dan de ABN AMRO beurswaarde en 8,8 procent lager dan de waarde van het bod van het Consortium.
De ABN AMRO Raden zijn daarom, ongeacht hun steun voor wat betreft de strategische voordelen van de combinatie, op dit moment niet in de positie om het Bod vanuit een financieel oogpunt aan te bevelen aan de houders van ABN AMRO Aandelen. Zie hoofdstuk 7 (Position ABN AMRO Boards).
15.13.3 Bod van het Consortium
Het Consortium bracht op 21 juli 2007 formeel een bod uit. De aanmeldingstermijn loopt, behoudens verlenging, naar verwachting af op 5 oktober 2007.
De huidige waarde van het bod van het Consortium, dat een hoge contante component omvat, is aantrekkelijk voor aandeelhouders van ABN AMRO. Bij het sluiten van de beurs op 27 juli 2007 vertegenwoordigde het bod van het Consortium een premie van 8,5% ten opzichte van de koers van het aandeel ABN AMRO en een premie van 9,6% ten opzichte van de impliciete waarde van het Barclays Bod.
De ABN AMRO Raden verwelkomen de inspanningen van het Consortium om een dialoog met werknemersvertegenwoordigers van ABN AMRO aan te gaan en de toezeggingen die aan de medewerkers van ABN AMRO zijn gedaan met betrekking tot afvloeiingsprocedures.
De ABN AMRO Raden hebben vastgesteld dat aan het bod van het Consortium een aantal significante risico’s is verbonden:

1.	Hoewel de integratierisico’s in grote lijnen vergelijkbaar zijn met die welke zijn vastgesteld voor het Barclays Bod, zijn belangrijke vragen van de ABN AMRO Raden omtrent de beoogde opsplitsing van ABN AMRO en de wijze waarop het Consortium deze opsplitsing tot stand wil brengen, onbeantwoord gebleven (zoals ook uitgelegd aan het Consortium op 5 mei en weergegeven in ons persbericht van 14 mei 2007);

2.	De aandeelhouders van Banco Santander, S.A. hebben de voorgenomen transactie reeds goedgekeurd, maar de goedkeuring van de aandeelhouders van Fortis N.V., Fortis SA/ NV en Royal Bank of Scotland plc is nog niet verkregen. Dit zal naar verwachting op zijn vroegst gebeuren op respectievelijk 6 augustus en 10 augustus. De uitkomst van de stemming is op dit moment nog onzeker;

3.	De instemming van het Ministerie van Financiën met de voorgenomen transactie en het standpunt van DNB zijn nog altijd onzeker. Dit geldt tevens voor het tijdstip waarop en de voorwaarden waaronder de eventuele instemming wordt verstrekt, met name gezien de beoogde opsplitsing;

4.	De ruim gedefinieerde ‘Belangrijke Nadelige Verandering’-clausule zoals thans opgenomen in het bod van het Consortium bevat meer verplichtingen en onzekerheden dan de door Barclays voorgestelde corresponderende clausule.
Op grond van de bovenstaande factoren kunnen de ABN AMRO Raden op dit moment het bod van het Consortium niet aanbevelen aan houders van ABN AMRO Aandelen.

15.13.4 Conclusie
Gezien het bovenstaande verkeren de ABN AMRO Raden op dit moment niet in een positie om een van beide Biedingen aan houders van ABN AMRO Aandelen aan te bevelen. ABN AMRO zal met beide partijen verder overleg voeren, teneinde gelijke omstandigheden te waarborgen en de onzekerheden die thans aan de Biedingen zijn verbonden, zoveel mogelijk te beperken zodat de alternatieven waaruit houders van ABN AMRO Aandelen kunnen kiezen, zo aantrekkelijk mogelijk zijn.

15.14	Aanmeldingstermijn
De Aanmeldingstermijn vangt aan op 7 augustus 2007 om 09:00 uur Amsterdamse tijd en eindigt, behoudens verlenging van de Aanmeldingstermijn overeenkomstig artikel 9o lid 5 Bte 1995 en de toepasselijke V.S. regelgeving, op de Sluitingsdatum. Houders van ABN AMRO Aandelen dienen er van op de hoogte te zijn dat de betreffende bank of effectenmakelaar een eerdere deadline kan stellen voor de aanmelding, zodat deze bank of effectenmakelaar voldoende tijd heeft om de aanmelding door te geven aan het Omwissel- en Betaalkantoor.
Aanmeldingen van ABN AMRO Aandelen op of voor de Sluitingsdatum (inclusief ABN AMRO Aandelen aangemeld gedurende een verlenging van de Aanmeldingstermijn) kunnen worden ingetrokken totdat het Bod gestand is gedaan.
Indien alle Voorwaarden zijn vervuld of afstand is gedaan van Voorwaarden (voorzover mogelijk), zal Barclays alle ABN AMRO Aandelen die geldig zijn aangemeld (of indien op onjuiste wijze, mits Barclays de aanmelding daarvan niettemin accepteert) en welke aanmeldingen niet zijn ingetrokken conform de voorwaarden van het Bod, accepteren conform de procedure als uiteengezet in hoofdstuk 5.3 (Acceptance by ABN AMRO Shareholders).

15.15	Aanmeldingsprocedure
Houders van Gewone ABN AMRO Aandelen wier Gewone ABN AMRO Aandelen en/of houders van Certificaten van Preferente Aandelen wier Certificaten van Preferente Aandelen en/of houders van Voorheen Converteerbare Preferente Financieringsaandelen wier Voorheen Converteerbare Preferente Financieringsaandelen worden gehouden bij een Toegelaten Instelling wordt/worden verzocht hun aanmelding kenbaar te maken via hun bank of effectenmakelaar op uiterlijk 4 oktober 2007 om 15:00 uur Amsterdamse tijd, tenzij de Aanmeldingstermijn is verlengd conform hoofdstuk 5.8 (Extension). Houders van ABN AMRO Aandelen dienen er van op de hoogte te zijn, dat de betreffende bank of effectenmakelaar een eerdere deadline kan stellen voor de aanmelding, zodat deze bank of effectenmakelaar voldoende tijd heeft om de aanmelding door te geven aan het Omwissel- en Betaalkantoor.
Een Toegelaten Instelling mag een Aanmelding alleen indienen bij het Omwissel- en Betaalkantoor en alleen in schriftelijke vorm. Bij het indienen van de Aanmeldingen dient iedere Toegelaten Instelling (a) het aantal aangemelde Gewone ABN AMRO Aandelen en/of Certificaten van Preferente Aandelen en/of Voorheen Converteerbare Preferente Financieringsaandelen op te geven, (b) voor het aantal aangemelde Gewone ABN AMRO Aandelen te specificeren wanneer er voor de Standaard Ruiloptie en de Alternatieve Ruiloptie gekozen is, (c) de aangemelde Gewone ABN AMRO Aandelen en/of Certificaten van Preferente Aandelen en/of Voorheen Converteerbare Preferente Financieringsaandelen in te dienen voor de Sluitingsdatum en (d) te verklaren dat: (i) zij de aangemelde Gewone ABN AMRO Aandelen en/of Certificaten van Preferente Aandelen en/of Voorheen Converteerbare Preferente Financieringsaandelen in haar administratie heeft opgenomen; (ii) iedere ABN AMRO Aandeelhouder onherroepelijk garandeert dat hij/zij volledig bevoegd is om de betreffende ABN AMRO Aandelen aan te melden, te verkopen en te leveren, en dat hij/zij geen andere overeenkomst om de betreffende ABN AMRO Aandelen aan te melden, te verkopen of te leveren is aangegaan met een partij anders dan Barclays; (iii) iedere ABN AMRO Aandeelhouder onherroepelijk garandeert dat hij/zij zal voldoen aan alle restricties die worden genoemd in het Biedingsbericht en het Barclays Prospectus en in effectenrechtelijke en/of andere toepasselijke wet- of regelgeving van het rechtsgebied waarin de betreffende ABN AMRO Aandeelhouder is gevestigd en dat geen registratie, goedkeuring of opgave bij een toezichthoudende instantie van dat rechtsgebied vereist is met betrekking tot de aanmelding van de betreffende Gewone ABN AMRO Aandelen en/of Certificaten van Preferente Aandelen en/of Voorheen Converteerbare Preferente Financieringsaandelen; (iv) iedere ABN AMRO Aandeelhouder de betreffende Gewone ABN AMRO Aandelen en/of Certificaten van Preferente Aandelen en/of Voorheen Converteerbare Preferente Financieringsaandelen vrij van en zonder bezwaring met een pandrecht, recht op vruchtgebruik, retentierecht of andere beperkingen zal overdragen aan Barclays middels het Omwissel- en Betaalkantoor voorafgaand aan de Leveringsdatum;

en (v) door het accepteren van de Standaard Ruiloptie geeft iedere houder van Gewone ABN AMRO Aandelen wiens aandelen worden aangeboden, onder voorbehoud van het recht om aanmeldingen van Gewone ABN AMRO Aandelen in te trekken zoals gegeven onder het Bod, de onherroepelijke instructies die behoren bij het accepteren van de Standaard Ruiloptie zoals beschreven in hoofdstuk 5.1.1 (Consideration per Ordinary Share).
Houders van ABN AMRO ADSs die hun ABN AMRO ADSs willen aanmelden wordt aangeraden hoofdstuk 5.3.3 (Acceptance by ABN AMRO ADS Holders) van dit Biedingsbericht te bestuderen met betrekking tot de acceptatieprocedure.

15.16	Gestanddoening van het Bod
Tenzij het Bod wordt verlengd, zal binnen vijf Euronext Handelsdagen na de Sluitingsdatum (de Gestanddoeningsdatum), door Barclays worden bepaald of de Voorwaarden zijn vervuld of dat daarvan afstand zal worden gedaan door Barclays en zal worden aangekondigd of: (i) het Bod gestand wordt gedaan; of (ii) er nog steeds onzekerheid is over de vervulling van enige Voorwaarden; of (iii) dat het Bod wordt ingetrokken, omdat de Voorwaarden niet zijn vervuld of omdat daarvan geen afstand is gedaan door Barclays, alles met inachtneming van artikel 9t lid 4 Bte 1995 en andere wettelijke bepalingen. Zie hoofdstuk 5.7 (Declaring the Offer Unconditional).

15.17	Verlenging van de Aanmeldingstermijn
Barclays kan de Aanmeldingstermijn verlengen na 15:00 uur Amsterdamse tijd, op 4 oktober 2007, in welk geval alle verwijzingen in dit Biedingsbericht naar de Sluitingsdatum zullen verwijzen naar de laatste dag en tijdstip van de verlenging van de Aanmeldingstermijn.
Indien de Aanmeldingstermijn wordt verlengd met als gevolg dat de verplichting van artikel 9t Bte 1995 om aan te kondigen of het Bod al dan niet gestand wordt gedaan, wordt uitgesteld, zal dit, met inachtneming van de toepasselijke wetgeving, maar in elk geval uiterlijk op de derde Euronext Handelsdag na de oorspronkelijke Sluitingsdatum openbaar worden aangekondigd, met inachtneming van het bepaalde in artikel 9o lid 5 Bte 1995 en de Securities Act. Zie hoofdstuk 5.8 (Extension).
Indien de Aanmeldingstermijn wordt verlengd blijven alle aangemelde en niet ingetrokken ABN AMRO Aandelen onderworpen aan het Bod en onderworpen aan het recht van elke ABN AMRO Aandeelhouder om aangemelde ABN AMRO Aandelen terug te trekken.

15.18	Na-aanmeldingstermijn
Indien het Bod gestand wordt gedaan op de Gestanddoeningsdatum, welke onder voorbehoud van verlenging van de Aanmeldingstermijn verwacht wordt niet later te zijn dan 5 Euronext Handelsdagen na de Sluitingsdatum, indien de Aanmeldingstermijn niet is verlengd, kan Barclays een Na-aanmeldingstermijn aankondigen van niet minder dan drie V.S. Werkdagen en van niet meer dan 15 Euronext Handelsdagen. De Na-aanmeldingstermijn wordt geacht te lopen vanaf de eerste Euronext Handelsdag na de verwachte Gestanddoeningsdatum zoals hierboven beschreven. Levering van de ABN AMRO Aandelen die worden aangemeld in de Na-aanmeldingstermijn zal onmiddellijk plaatsvinden.
Houders van ABN AMRO Aandelen die hun ABN AMRO Aandelen gedurende de Aanmeldingstermijn hebben aangemeld en welke ABN AMRO Aandelen onder de voorwaarden en bepalingen van het Bod zijn geaccepteerd, noch houders van ABN AMRO Aandelen die gedurende de Na-aanmeldingstermijn ABN AMRO Aandelen aanmelden, hebben gedurende de Na-aanmeldingstermijn enig recht om hun aanmelding in te trekken.

15.19	Intrekking van aanmelding
Iedere aanmelding van ABN AMRO Aandelen aan toonder of op naam onder het Bod kan te allen tijde voor het einde van de Sluitingsdatum worden ingetrokken. Dit recht op intrekking van de aanmelding geldt niet gedurende de Na-aanmeldingstermijn.
Houders van ABN AMRO Aandelen aan toonder die hun aanvaarding kenbaar hebben gemaakt via hun Toegelaten Instelling aan het Omwissel- en Betaalkantoor, kunnen hun aanmelding intrekken door middel van een verzoek tot intrekking van hun aanmelding via hun Toegelaten Instellingen aan het Omwissel- en Betaalkantoor vóór het einde van de Sluitingsdatum.

Houders van ABN AMRO Aandelen op naam die hun aandelen op naam hebben aangemeld bij het Omwissel-en Betaalkantoor, kunnen hun aanmelding intrekken door een verzoek tot intrekking van hun aanmelding te richten aan hun Omwissel-en Betaalkantoor, mits dit verzoek op de juiste wijze is gedaan en naar behoren is uitgevoerd, vóór het einde van de Sluitingsdatum.

15.20	Levering
In het geval dat Barclays bekend heeft gemaakt dat het Bod gestand wordt gedaan, zullen de houders van ABN AMRO Aandelen die hun Gewone ABN AMRO Aandelen, hun Certificaten van Preferente Aandelen en/of hun Voorheen Converteerbare Preferente Financieringsaandelen op juiste wijze hebben aangemeld (of op onjuiste wijze mits Barclays de aanmelding daarvan niettemin accepteert) en geleverd en de houders van ABN AMRO ADSs die hun ABN AMRO ADSs op juiste wijze hebben aangemeld (of op onjuiste wijze mits Barclays de aanmelding daarvan niettemin accepteert) en geleverd, binnen vijf Euronext Handelsdagen na de Gestanddoeningsdatum (de “Leveringsdatum”), respectievelijk ontvangen de Nieuwe Gewone Barclays Aandelen en het bedrag in contanten conform de Gewone Aandelen Vergoedingsverhouding en een succesvolle keuze op basis van de Mix en Match Faciliteit, de Nieuwe Barclays ADSs en het bedrag in contanten conform de Barclays ADS Vergoedingsverhouding, de Vergoedingsverhouding Certificaten van Preferente Aandelen, de Vergoeding voor Voorheen Converteerbare Preferente Financieringsaandelen of de ADS Vergoeding.
Het voornemen is dat de Nieuwe Barclays Aandelen zullen worden uitgegeven op de Leveringsdatum. De Nieuwe Barclays Aandelen zijn volledig volgestort en zullen (behalve de Preferente Barclays Aandelen) van dezelfde soort zijn als de bestaande Barclays Aandelen, en zullen tevens recht geven op alle dividenden en andere uitkeringen aangekondigd of betaald door Barclays met verwijzing naar een “record date” na de Leveringsdatum, maar niet op een andere manier. Barclays keert tweejaarlijks dividend uit.

15.21	Provisie
Voor ieder ABN AMRO Aandeel dat op juiste wijze (of op onjuiste wijze, mits Barclays de aanmelding daarvan niettemin accepteert) wordt aangemeld en geleverd zal de Toegelaten Instelling van het Omwissel- en Betaalkantoor, dat optreedt namens Barclays, een provisie ontvangen van Euro 0,0094, tot een maximum van Euro 10.000 per ABN AMRO Aandeelhouder, alsmede een bijkomende compensatie van Euro 2,50 per cliënt voor het afronden van delen van Barclays Aandelen. Voor ieder Voorheen Converteerbaar Preferent Financieringsaandeel dat op juiste wijze (of op onjuiste wijze, mits Barclays de aanmelding daarvan niettemin accepteert) wordt aangemeld en geleverd, zal de Toegelaten Instelling van het Omwissel- en Betaalkantoor, dat optreedt namens Barclays, een provisie ontvangen van Euro 0,1383 per Voorheen Converteerbaar Preferent Financieringsaandeel. Voor ieder Certificaat van Preferente Aandelen dat op juiste wijze (of op onjuiste wijze, mits Barclays de aanmelding daarvan niettemin accepteert) wordt aangemeld en geleverd zal de Toegelaten Instelling van het Omwissel- en Betaalkantoor, die optreedt namens Barclays, een provisie ontvangen van Euro 0,0164 per Certificaat van Preferente Aandelen, tot een maximum van Euro 10.000 alsmede een bijkomende provisie van Euro 2,50 per cliënt voor het afhandelen van delen van Preferente Barclays Aandelen. De provisie dient bij Barclays te worden geclaimd door het Omwissel- en Betaalkantoor binnen 30 dagen vanaf de Gestanddoeningsdatum. Er zullen geen kosten in rekening worden gebracht bij houders van ABN AMRO Aandelen door Barclays noch door ABN AMRO voor de levering en uitbetaling van de ABN AMRO Aandelen in het geval dat een Toegelaten Instellingen daarbij betrokken is. Wel kunnen kosten in rekening worden gebracht indien een buitenlandse instelling is betrokken bij de levering en betaling van ABN AMRO Aandelen.
Houders van ABN AMRO ADSs zullen geen vergoeding hoeven te betalen en zullen geen kosten verschuldigd zijn met betrekking tot de uitgifte van Barclays ADSs op de wijze zoals beschreven in dit Biedingsbericht (behalve eventuele vergoedingen/honoraria welke kunnen worden gevraagd door een bank, effectenmakelaar van de aandeelhouder of andere door de aandeelhouder aangewezen persoon, welke zullen worden bepaald en rechtstreeks zullen worden gecommuniceerd aan de aandeelhouder door zijn bank, effectenmakelaar of door haar aangewezen persoon).

15.22	Notering
Voor de Nieuwe Gewone Barclays Aandelen, de Onvoorwaardelijke CDB Aandelen, de Onvoorwaardelijke Temasek Aandelen, de Voorwaardelijke CDB Aandelen, de Voorwaardelijke Temasek Aandelen en de Clawback Aandelen wordt bij de UK Listing Authority notering aangevraagd aan de Official UK List.

Tevens wordt aanvraag gedaan voor toelating van Nieuwe Gewone Barclays Aandelen, de Onvoorwaardelijke CDB Aandelen, de Onvoorwaardelijke Temasek Aandelen, de Voorwaardelijke CDB Aandelen, de Voorwaardelijke Temasek Aandelen en de Clawback Aandelen voor toegang tot de handel voor genoteerde effecten aan de London Stock Exchange. Verwacht wordt dat zowel de notering van de Nieuwe Gewone Barclays Aandelen, de Onvoorwaardelijke CDB Aandelen, de Onvoorwaardelijke Temasek Aandelen, de Voorwaardelijke CDB Aandelen, de Voorwaardelijke Temasek Aandelen en de Clawback Aandelen als de verhandeling voor normale levering op de Leveringsdatum zal aanvangen. Alle Nieuwe Gewone Barclays Aandelen, de Onvoorwaardelijke CDB Aandelen, de Onvoorwaardelijke Temasek Aandelen, de Voorwaardelijke CDB Aandelen, de Voorwaardelijke Temasek Aandelen en de Clawback Aandelen, wanneer geleverd en volledig betaald, komen in aanmerking om te worden gehouden en te worden overgedragen via het CREST systeem.
Verwacht wordt dat de toelating van de Onvoorwaardelijke CDB Aandelen en de Onvoorwaardelijke Temasek Aandelen effectief wordt en dat de handel tegen normale levering zal aanvangen op 14 augustus 2007. Barclays zal tevens een secundaire notering van de Gewone Barclays Aandelen aan Euronext Amsterdam aanvragen. Verwacht wordt dat zowel de notering van de Nieuwe Gewone Barclays Aandelen aan Euronext Amsterdam als de verhandeling voor normale levering tevens op de Leveringsdatum zal aan vangen.
ABN AMRO en Barclays hebben bevestiging gekregen van de FTSE en Euronext Amsterdam dat verwacht kan worden dat na de Leveringsdatum de Gewone Barclays Aandelen in aanmerking komen voor volledige weging in de UK Series van de FTSE indices, inclusief in respectievelijk de FTSE 100 Index en in de AEX- Index (onderworpen aan een maximale weging van 15 procent).
Aanvraag zal tevens worden gedaan voor notering van de Nieuwe Gewone Barclays Aandelen en de Nieuwe Barclays ADSs aan de New York Stock Exchange, alsmede voor notering van de Gewone Barclays Aandelen aan de Tokyo Stock Exchange.
Er wordt geen aanvraag gedaan tot notering van of verhandeling van de Preferente Barclays Aandelen aan enige effectenbeurs.
De Nieuwe Barclays Aandelen zullen onder de Companies Act 2006 (en de wetgeving die hieronder is opgesteld) gecreëerd worden en worden uitgegeven in een geregistreerde vorm. De Nieuwe Gewone Barclays Aandelen zullen zowel in gecertificeerde als in ongecertificeerde vorm gehouden kunnen worden en de Preferente Barclays Aandelen zullen in gecertificeerde vorm gehouden kunnen worden.

15.23	Beëindiging Beursnotering ABN AMRO Aandelen
De aankoop van de Gewone ABN AMRO Aandelen (inclusief ABN AMRO ADSs), of de Voorheen Converteerbare Preferente Financieringsaandelen door Barclays volgens het Bod zal onder meer, het aantal houders van ABN AMRO Aandelen verminderen (inclusief houders van ABN AMRO ADSs) en het aantal Gewone ABN AMRO Aandelen (inclusief ABN AMRO ADSs) of Voorheen Converteerbare Preferente Financieringsaandelen verminderen die anders in het openbaar zouden kunnen worden verhandeld. Bovendien zou deze aankoop de liquiditeit en de marktwaarde van de overblijvende Gewone ABN AMRO Aandelen (inclusief ABN AMRO ADSs) of de Voorheen Converteerbare Preferente Financieringsaandelen, die niet aangemeld zijn en niet worden gehouden door ABN AMRO, negatief kunnen beïnvloeden.
Indien het Bod gestand wordt gedaan, is het de intentie van ABN AMRO om de notering van Gewone ABN AMRO Aandelen en de Voorheen Converteerbare Preferente Financieringsaandelen aan Euronext Amsterdam, en de notering van Gewone ABN AMRO Aandelen en ABN AMRO ADSs aan de New York Stock Exchange te beëindigen, zodra dit redelijkerwijs en praktisch gezien mogelijk is en in overeenstemming is met de toepasselijke beursreglementen en voorschriften. De beëindiging van één of meer van deze noteringen kan de liquiditeit van Gewone ABN AMRO Aandelen (inclusief ABN AMRO ADSs) en de Voorheen Converteerbare Preferente Financieringsaandelen die niet zijn aangemeld, negatief beïnvloeden. Bovendien kan Barclays elke procedure starten zoals genoemd in hoofdstuk 4.10 (Post-Offer Restructuring), inclusief de procedures die zouden resulteren in beëindiging van de notering van de ABN AMRO Aandelen en ABN AMRO ADSs die niet zijn aangemeld. Zie hoofdstuk 6.19.1 (Liquidity and Delisting).

15.24	Nieuwe Barclays Aandelen
De Nieuwe Barclays Aandelen zullen als volgestorte aandelen worden uitgegeven en zullen in alle opzichten hetzelfde worden gewaardeerd als de bestaande Gewone Barclays Aandelen, recht hebben op alle dividenden en alle andere vastgestelde of volgestorte uitkeringen door Barclays aan de hand van een registratiedatum op of na de voltooiing van het Bod, andere werkwijzen uitgesloten. Barclays betaalt de dividenden ieder half jaar uit. Het valt te verwachten dat de registratiedatum voor de interim dividenden die door Barclays voor 2007 zijn vastgesteld, zal vallen vóór voltooiing van het Bod. Er wordt van uitgegaan dat houders van ABN AMRO Aandelen recht hebben op ontvangst en behoud van de ABN AMRO interim dividenden voor de periode over 2007 (verwachte uitbetaling zal plaatsvinden op 27 Augustus 2007).
Verdere details van de rechten behorend bij de Nieuwe Barclays Aandelen en een uiteenzetting van de belangrijkste verschillen tussen de rechten die behoren bij deze aandelen en de Gewone ABN AMRO Aandelen worden beschreven in het Biedingsbericht. Zie hoofdstuk 6.18 (Comparison of rights of ABN AMRO Ordinary Shareholders and Barclays Ordinary Shareholders).

15.25	Herstructurering na het Bod
Plannen voor ABN AMRO na het Bod
Zodra Barclays de combinatie met ABN AMRO is aangegaan, is het van plan om ABN AMRO haar huidige onderneming en handelsactiviteiten te laten voortzetten als een direct of indirect volledig gehouden dochter van Barclays. Houders van Gewone Aandelen ABN AMRO of houders van ABN AMRO ADSs die hun Gewone Aandelen ABN AMRO of ABN AMRO ADSs niet hebben aangeboden tijdens het Bod zullen minderheidsaandeelhouder blijven in ABN AMRO tenzij en totdat Barclays de enig aandeelhouder van ABN AMRO wordt.
Vergoeding voor houders van ABN AMRO Aandelen
Na de afwikkeling van het Bod zijn Barclays en ABN AMRO momenteel van plan om een ‘post-Offer’ herstructurering van ABN AMRO en haar dochters te implementeren, welke tot gevolg zou hebben dat Barclays de Gewone Aandelen ABN AMRO en de ABN AMRO ADSs verkrijgt die na het Bod nog uitstaan en, als gevolg daarvan, de onderneming van ABN AMRO onder te brengen als geheel gehouden dochter of dochters van Barclays.
De ‘post-Offer’ herstructureringsmaatregelen zullen in beginsel zo zijn gestructureerd, dat de houders van ABN AMRO Aandelen die hun ABN AMRO Aandelen niet hebben aangemeld voor het Bod, dezelfde vergoeding voor hun ABN AMRO Aandelen krijgen als de houders van ABN AMRO Aandelen die dit wel hebben gedaan, of een alternatieve vergoeding die gezien feiten en omstandigheden een billijk equivalent is. De precieze vergoeding die houders van ABN AMRO Aandelen die hun ABN AMRO Aandelen niet hebben aangemeld voor het Bod zullen krijgen kan wegens uiteenlopende technische redenen verschillen van de vergoeding die zij gekregen zouden hebben indien zij voor de Standaard Ruiloptie hadden gekozen. Zie hoofdstuk 6.18.3 (Post-Offer Restructuring).
Indien Barclays besluit om geen herstructureringsmaatregelen in te stellen na het Bod zullen houders van Gewone ABN AMRO Aandelen of houders van ABN AMRO ADSs die hun Gewone ABN AMRO Aandelen of ABN AMRO ADSs niet hebben aangeboden tijdens het Bod minderheidsaandeelhouder blijven in ABN AMRO tenzij en tot dat Barclays de enig aandeelhouder van ABN AMRO wordt. Als aanvulling op het bovenstaande is het momenteel voorzien dat de Gewone ABN AMRO Aandelen en de ABN AMRO ADSs hun notering op de aandelenbeurzen waarop zij momenteel worden verhandeld, zullen verliezen, zodra het ruilbod is voltooid.
Indien Barclays 95% of meer van het uitgegeven en uitstaande aandelenkapitaal van ABN AMRO verwerft
Indien Barclays op of na de Leveringsdatum 95 procent of meer van het geplaatste aandelenkapitaal in ABN AMRO heeft verworven, is het Barclays toegestaan om conform het Burgerlijk Wetboek en andere wettelijke regelingen een statutaire uitkoopprocedure op te starten, waardoor de houders van ABN AMRO Aandelen die hun ABN AMRO Aandelen niet hebben aangemeld voor het Bod gedwongen worden alsnog hun ABN AMRO Aandelen te verruilen voor Nieuwe Gewone Barclays Aandelen.
Indien Barclays minder dan 95% van het uitgegeven en uitstaande gewone aandelenkapitaal van ABN AMRO verwerft
Indien Barclays niet 95 procent of meer van het uitgegeven en uitstaande gewone aandelenkapitaal van ABN AMRO verwerft, zullen er twee van Barclays onafhankelijke commissarissen worden benoemd bij

ABN AMRO en ABN AMRO Bank. Zij zullen volledige toezichthoudende verantwoordelijkheden hebben en tevens de bijzondere verantwoordelijkheid om de belangen van minderheidsaandeelhouders in ABN AMRO te waarborgen in alle transacties die buiten de gewone bedrijfsvoering vallen waarbij Barclays PLC en/of welke groepsmaatschappij van haar dan ook direct of indirect betrokken is. Onder dergelijke transacties kunnen ook de procedures die hierna worden beschreven worden verstaan (juridische fusie, de verkoop of overdracht van ABN AMRO of overige mogelijkheden). De benoeming van deze onafhankelijke commissarissen is onderhevig aan toepasselijke goedkeuring onder regelgeving en raadpleging van werknemers.
Juridische Fusie
Barclays en ABN AMRO kunnen een juridische fusie initiëren, waarbij Barclays het vermogen van ABN AMRO onder algemene titel verkrijgt en de houders van ABN AMRO Aandelen die hun ABN AMRO Aandelen niet hebben aangemeld voor het Bod gedwongen worden alsnog hun ABN AMRO Aandelen te verruilen voor Nieuwe Gewone Barclays Aandelen.
Verkoop of overdracht van ABN AMRO
Op ieder moment na de Leveringsdatum kunnen Barclays en ABN AMRO stappen ondernemen om een verkoop of overdracht van ABN AMRO en/of ABN AMRO Bank (en/of andere activa van ABN AMRO en/of ABN AMRO Bank) aan Barclays te realiseren. Hiervoor kan als tegenprestatie door Barclays een vergoeding worden gegeven in (1) contanten of andere waardepapieren, (2) aandelen, (3) andere financiële instrumenten, welke afhankelijk zijn van de waarde van de activiteiten van de Gecombineerde Groep, of (4) aandelen in het vermogen van Barclays of één van haar dochtervennootschappen.
Overige mogelijke maatregelen
Het is Barclays en ABN AMRO toegestaan, zowel als alternatief voor of in combinatie met de in hoofdstuk 6.18.3 en hierboven beschreven procedures, de onderstaande maatregelen toe te passen:

(a)	het creëren van een nieuwe klasse aandelen door de statuten van ABN AMRO te wijzigen,

(b)	dividenden uit te geven,

(c)	inkoop van eigen aandelen, of

(d)	de verkoop of overdracht van (delen van) ABN AMRO
met als doel de herstructurering van ABN AMRO.
Barclays behoudt zich het recht voor om elke andere wettelijk toegestane methode toe te passen om het geplaatste aandelenkapitaal in ABN AMRO te verkrijgen, alsmede het samenvoegen van ABN AMRO met de Gecombineerde Groep, die ontstaat na de Leveringsdatum.
Ook behouden Barclays en ABN AMRO zich het recht voor wijzigingen aan te brengen in de (financiële) structuur van ABN AMRO, inclusief interne reorganisaties en veranderingen in de waarderingsgrondslag van ABN AMRO, dit alles conform de toepasselijke wettelijke regelingen.
De kans is aanwezig dat het voor Barclays niet mogelijk is om de juridische structuur van ABN AMRO (direct) na de afwikkeling van het Bod te veranderen. Ook kan een bovengenoemde vorm van herstructurering leiden tot juridische procedures, waarbij een rechterlijke instantie een herstructurering (zoals voorgesteld in het Biedingsbericht) tijdelijk of definitief kan verbieden. Hierdoor kan het voorkomen, dat houders van ABN AMRO Aandelen die hun ABN AMRO Aandelen niet hebben aangemeld voor het Bod niet direct na de Leveringsdatum alsnog hun ABN AMRO Aandelen kunnen omruilen voor Nieuwe Barclays Aandelen. Ook kunnen bovengenoemde juridische procedures de liquiditeit en de koers van resterende ABN AMRO Aandelen negatief beïnvloeden. Indien het Bod succesvol is, maar desalniettemin er nog een aantal ABN AMRO Aandelen uitstaan, kan dit de liquiditeit en de koers van resterende ABN AMRO Aandelen negatief beïnvloeden. De kans is aanwezig dat het voor Barclays niet mogelijk is om de herstructurering van ABN AMRO (direct) na de afwikkeling van het Bod te voltooien. Zelfs als dit wel het geval is, bestaat er de mogelijkheid dat houders van ABN AMRO Aandelen die hun ABN AMRO Aandelen niet hebben aangemeld voor het Bod niet dezelfde of een lagere vergoeding ontvangen als de houders van ABN AMRO Aandelen die dit wel hebben gedaan en dat deze vergoeding onderhevig is aan aanvullende belastingen.

15.26	Werknemersoverleg
Tussen de betrokken vakbonden, ABN AMRO en Barclays heeft overleg plaatsgevonden, de Sociaal Economische Raad is geïnformeerd en er is voldaan aan alle verplichtingen voortvloeiende uit het SER besluit Fusiegedragsregels 2000 ter bescherming van de belangen van de werknemers.
ABN AMRO en Barclays bevestigen dat alle vereiste werknemersoverleg en informatie procedures met verantwoordelijke werknemersorganen van ABN AMRO en Barclays zijn voltooid en hebben geleid tot een positieve mening van de European Staff Council en een positief advies van de Centrale Ondernemingsraad met betrekking tot de voorgestelde combinatie met Barclays. De ABN AMRO Raden hebben eveneens notie genomen van de toezeggingen aan het personeel en de vakbonden met betrekking tot werknemersrechten en het respecteren van bestaande overeenkomsten.
ABN AMRO and Barclays hebben de mogelijkheid tot rationalisering van het aantal werknemers van de Gecombineerde Groep door middel van een combinatie van zowel natuurlijke afvloeiing, offshoring, en outsourcing als ontslagen erkend. Het terugbrengen van het werknemersaantal wordt verwacht plaats te vinden gedurende de 3 jaar die volgen op de Voltooiing van het Bod.
Het terugbrengen van het werknemersaantal is een noodzakelijk onderdeel van de beoogde synergie van de combinatie van de twee banken. Een deel van de verwachte reductie van het werknemersaantal wordt bereikt door het vestigen van de gedeelde diensten en het offshoring van deze banen naar locaties met lagere kosten zoals India, waar nieuwe werknemers geworven zullen worden door de bestaande ABN AMRO’s ACES activiteiten.
De combinatie van ABN AMRO en Barclays zal naar verwachting resulteren in een netto reductie van ongeveer 12.800 banen. Daarnaast is te verwachten dat ongeveer 10.800 fulltime banen zullen worden verplaatst naar locaties met lagere kosten. In totaal zal dit er op neerkomen dat grosso modo 23.600 van de 217.000 fulltime banen gevolgen zullen ondervinden van de Fusie (Barclays kent ca. 123.000 werknemers, ABN AMRO kent ca. 94.000 werknemers, exclusief LaSalle).
ABN AMRO en Barclays zijn zich bewust van het feit dat deze maatregelen zware gevolgen kunnen hebben voor een aantal van haar werknemers. Wat betreft de aangelegenheden die het personeel aangaan, hebben zowel ABN AMRO als Barclays een goede reputatie en beiden hechten veel waarde aan deze reputatie. ABN AMRO en Barclays zullen de aangewezen vertegenwoordigers van de werknemers in de relevante landen informeren en raadplegen en zullen alle noodzakelijke wettelijke goedkeuringen in acht nemen alvorens beslissingen te nemen met betrekking tot deze voorziene invloeden van de Fusie. ABN AMRO en Barclays zullen alle overeenkomsten aangegaan met de vakbonden respecteren.

15.27	BAVA Barclays en BAVA ABN AMRO
Om 10:30 uur Amsterdamse tijd, op 20 september 2007, zal de ABN AMRO BAVA worden gehouden in De Doelen te Rotterdam, gedurende welke, onder andere, het Bod, het bod van het Consortium de achtergrond van beide biedingen en de alternatieven die door de ABN AMRO Raden zijn overwogen zullen worden toegelicht en bediscussieerd met inachtneming van de voorschriften van art, 9q Bte 1995. De informatie die noodzakelijk is voor de houders van ABN AMRO Aandelen voor een adequate beoordeling van het Bod, zoals bedoeld in art. 9q Bte 1995, is opgenomen in dit Biedingsbericht. Kennisgeving van de ABN AMRO BAVA is gegeven conform de ABN AMRO Statuten.
De Fusie kwalificeert als een ‘Class 1’ transactie (zoals gedefinieerd in de noteringsregels van de UK Listing Authority) voor Barclays. Dienovereenkomstig streeft Barclays naar de goedkeuring van haar aandeelhouders voor de Fusie tijdens de Barclays BAVA. Barclays heeft op de verschijningsdatum van dit Biedingsbericht de houders van Barclays Aandelen een circulaire toegestuurd die naast een samenvatting van de achtergronden en de strategische beweegredenen van de Fusie tevens een oproep voor de Barclays BAVA bevat. De besluiten die zullen worden voorgelegd aan de Barclays BAVA betreffen de goedkeuring van de Fusie, uitgifte van de Nieuwe Barclays Aandelen en andere aanverwante onderwerpen. De Vergadering van Houders van Gewone Barclays Aandelen moet worden gehouden teneinde de bekrachtiging en implementatie goed te keuren van het speciale besluit op grond waarvan de Barclays Preferente Aandelen worden gecreëerd tijdens de Barclays BAVA (het Besluit Preferente Aandelen), goed te keuren en om iedere aanpassing, wijziging of intrekking, als gevolg van het creëren van de Barclays Preferente Aandelen, van de rechten of privileges die zijn gekoppeld aan de Gewone Barclays Aandelen, goed te keuren.

Het aannemen van bepaalde besluiten door de houders van Barclays Aandelen tijdens de Barclays BAVA is een voorwaarde voor de Fusie. De Barclays BAVA en de Vergadering van Houders van Gewone Barclays Aandelen staan gepland op 14 september 2007 om respectievelijk 11.00 uur en 11.15 uur Amsterdamse tijd (respectievelijk 10.00 uur en 10.15 uur Londense tijd).

15.28	Aankondigingen
Iedere aankondiging met betrekking tot het Bod zal worden gedaan door middel van een persbericht of advertentie en zal, voor zover vereist onder de toepasselijke wettelijke regelgeving, worden gepubliceerd in de Officiële Prijscourant en in ten minste twee landelijke dagbladen in Nederland (Het Financieele Dagblad en het NRC Handelsblad). Onder de toepasselijke vereisten van Nederlandse openbare biedingsregels en Amerikaanse effectenwet-en regelgevingen en zonder beperkingen met betrekking tot de manier waarop Barclays een publicatie kan doen, heeft Barclays geen verplichting om enige publicatie te doen met betrekking tot het Bod anders dan hierboven beschreven.

15.29	Beoogd Tijdschema
(Alle tijden zijn in Amsterdamse tijd weergegeven. New York is 6 uur eerder en Londen is 1 uur eerder.)

Verwachte datum	Gebeurtenis

09:00 uur, 6 augustus 2007	Publicatie waarin de verkrijgbaarstelling van het Biedingsbericht en de aanvang van het Bod worden aangekondigd, overeenkomstig artikel 9o paragraaf 2 van de Bte 1995

09:00 uur, 7 augustus 2007	Aanvang van de Aanmeldingstermijn

11:00 uur, 14 september 2007	Barclays BAVA waarin, onder andere, enkele besluiten met betrekking tot het Bod zullen worden voorgelegd aan de houders van Barclays Aandelen

11:15 uur, 14 september 2007	Vergadering van Houders van Gewone Barclays Aandelen
De vergadering voor de houders van Gewone Barclays Aandelen te houden op 14 september om 11:15 uur tijdens welke de Besluit Buitengewone Klasse wordt voorgelegd, en indien geschikt bevonden, goedgekeurd

10:30 uur, 20 september 2007	ABN AMRO BAVA waarin het Bod, het bod van het Consortium, de achtergrond van beide biedingen en de alternatieven die door de ABN AMRO Raden zijn overwogen zullen worden toegelicht en besproken

15:00 uur, 4 oktober 2007, behoudens verlenging	Sluitingsdatum
Deadline voor aanmelding van ABN AMRO Aandelen door houders van ABN AMRO Aandelen

Niet later dan vijf Euronext Handelsdagen na de Sluitingsdatum	Gestanddoeningsdatum
Dag waarop Barclays aankondigt of het Bod gestand wordt gedaan overeenkomstig artikel 9t paragraaf 4 van de Bte 1995

Niet later dan vijf Euronext Handelsdagen na de Gestanddoeningsdatum	Leveringsdatum

Verwachte datum	Gebeurtenis

datum waarop Barclays, conform de voorwaarden van het Bod, de Nieuwe Gewone Aandelen en het bedrag in contanten conform de Gewone Aandelen Vergoedingsverhouding en enige succesvolle keuze gemaakt op basis van de Mix en Match Faciliteit, de Nieuwe Barclays ADSs en het bedrag in contanten conform de ADS Vergoedingsverhouding en enige succesvolle keuze gemaakt op basis van de Mix en Match Faciliteit, de Vergoedingsverhouding Certificaten van Preferente Aandelen, de Vergoeding voor de Voorheen Converteerbare Preferente Financieringsaandelen zal leveren in ruil voor elk Gewoon ABN AMRO Aandeel, elke ABN AMRO ADS, elke Vergoedingsverhouding Certificaten van Preferente Aandelen of Voorheen Converteerbare Preferente Aandelen Vergoeding dat op juiste wijze is aangemeld (of op onjuiste wijze, mits Barclays de Aanmelding desalniettemin aanvaardt) en geleverd, hetgeen in geen geval later zal plaatsvinden dan de vijfde Euronext Handelsdag na de Gestanddoeningsdatum, op voorwaarde dat het Bod gestand wordt gedaan.
De levering van de Conditionele CDB Aandelen, de Conditionele Temasek Aandelen en de Clawback Aandelen. Wordt verwacht kort voor of op Leveringsdatum.

Op de Gestanddoeningsdatum	Datum van toelating
Verwachte datum van toelating van Gewone Barclays Aandelen op Euronext Amsterdam, de London Stock Exchange en de Tokyo Stock Exchange en notering van Nieuwe Gewone Barclays Aandelen en Nieuwe Barclays ADSs op de New York Stock Exchange

15.30	Informatie over de Verkrijgbaarheid
Voor exemplaren van dit Biedingsbericht en het Barclays Prospectus wordt verwezen naar de website van Barclays (www.barclays.com). Exemplaren kunnen kosteloos verkregen worden ten kantore van Barclays en het Omwissel- en Betaalkantoor op de adressen zoals hieronder genoemd. Exemplaren van het Biedingsbericht zijn tevens verkrijgbaar via de website van ABN AMRO. De websites van Barclays en ABN AMRO maken geen deel uit van dit Biedingsbericht en zijn niet door middel van verwijzing (incorporation by reference) opgenomen in dit Biedingsbericht.
Barclays
Barclays PLC
Adres: Churchill Place 1, E14 5HP Londen, Verenigd Koninkrijk
Telefoon:
Fax:
Email: www.barclays.com

ABN AMRO
ABN AMRO Holding NV
Adres: Gustav Mahlerlaan 10, 1082 PP Amsterdam, Nederland
Telefoon: +31 (0)20
Fax: +31 (0)20
Email: www.abnamro.com
Omwissel- en Betalingskantoor
ABN AMRO Bank
Adres: Kemelstede 2, 4817 ST Breda, Nederland
Telefoon: +31 76 579 9455
Gratis internationaal nummer: +800 2222 0024
Fax: +31 (0)76 579 9643
Email: So.Servicedesk.WCS@nl.abnamro.com
Voor exemplaren van de Barclays Statuten, de financiële informatie van Barclays met betrekking tot de jaarrekeningen van Barclays in het boekjaar 2006, eindigend op 31 december 2006, in het boekjaar 2005, eindigend op 31 december 2005, en in het boekjaar 2004, eindigend op 31 december 2004, wordt verwezen naar de website van Barclays (www.barclays.com). Exemplaren kunnen kosteloos verkregen worden ten kantore van Barclays door contact op te nemen met Barclays op bovenstaand adres of telefoonnummer. Voor kopieën van de aankondiging van de interim-resultaten van Barclays PLC (Barclays Interim Results Annoucnement) wordt verwezen naar de website van Barclays (www.barclays.com).
Voor exemplaren van de ABN AMRO Statuten, de financiële informatie van ABN AMRO met betrekking tot de jaarrekeningen van ABN AMRO in het boekjaar 2006, eindigend op 31 december 2006, in het boekjaar 2005, eindigend op 31 december 2005, en in het boekjaar 2004, eindigend op 31 december 2004, wordt verwezen naar de website van ABN AMRO (www.abnamro.com). Exemplaren kunnen kosteloos worden verkregen ten kantore van ABN AMRO door contact op te nemen met ABN AMRO op bovenstaand adres of telefoonnummer.
Het Barclays Prospectus, het Barclays (Netherlands) Prospectus, de Barclays Statuten en de ABN AMRO Statuten zijn door middel van verwijzing opgenomen in dit Biedingsbericht (incorporation by reference). De informatie die in dit Biedingsbericht is opgenomen door middel van verwijzing vormt een belangrijk onderdeel van dit Biedingsbericht en wordt geacht deel uit te maken van dit Biedingsbericht alsof dergelijke informatie nadrukkelijk hierin was opgenomen. Dienovereenkomstig moet alle informatie uit dit Biedingsbericht worden gelezen samen met de informatie en financiële informatie, inclusief de toelichtingen daarop, opgenomen in de documenten welke door middel van verwijzing zijn opgenomen in dit Biedingsbericht.

16.	UNAUDITED PRO FORMA FINANCIAL INFORMATION
As to the Unaudited Pro Forma Financial Information (the unaudited pro forma net asset statement as at 31 December 2006, the notes thereto and the relevant auditors’ report), reference is made to Part IX of the Barclays Prospectus, which is incorporated herein by reference.

17.	ABN AMRO FINANCIAL STATEMENTS

17.1	Comparative overview of the balance sheet and profit and loss accounts of the financial years 2006, 2005 and 2004
ABN AMRO Group income statements for the years ending 31 December 2006, 31 December 2005 and 31 December 2004

	2006	2005	2004

	€m	€m	€m
Interest income	37,698	29,645	24,528
Interest expense	27,123	20,860	16,003
Net interest income	10,575	8,785	8,525
Fee and commission income	7,127	5,572	5,185
Fee and commission expense	1,065	881	700
Net fee and commission income	6,062	4,691	4,485
Net trading income	2,979	2,621	1,309
Results from financial transactions	1,087	1,281	905
Share of result in equity accounted investments	243	263	206
Other operating income	1,382	1,056	745
Income of consolidated private equity holdings	5,313	3,637	2,616
Operating income	27,641	22,334	18,791
Personnel expenses	8,641	7,225	7,550
General and administrative expenses	7,057	5,553	4,747
Depreciation and amortisation	1,331	1,004	1,218
Goods and materials of consolidated private equity holdings	3,684	2,519	1,665
Operating expenses	20,713	16,301	15,180
Loan impairment and other credit risk provisions	1,855	635	607
Total expenses	22,568	16,936	15,787
Operating profit before tax	5,073	5,398	3,004
Income tax expense	902	1,142	715
Profit from continuing operations	4,171	4,256	2,289
Profit from discontinued operations net of tax	609	187	1,651
Profit for the year	4,780	4,443	3,940
Attributable to:
Shareholders of the parent company	4,715	4,382	3,865
Minority interests	65	61	75
Earnings per share attributable to the shareholders of the parent company (in euros)
From continuing operations
Basic	2.18	2.33	1.34
Diluted	2.17	2.32	1.34
From continuing and discontinued operations
Basic	2.50	2.43	2.33
Diluted	2.49	2.42	2.33

ABN AMRO Group balance sheets as at 31 December 2006, 31 December 2005 and 31 December 2004

	2006	2005	2004

	€m	€m	€m
Assets
Cash and balances at central banks	12,317	16,657	17,896
Financial assets held for trading	205,736	202,055	167,035
Financial investments	125,381	123,774	102,948
Loans and receivables — banks	134,819	108,635	83,858
Loans and receivables — customers	443,255	380,248	320,022
Equity accounted investments	1,527	2,993	1,428
Property and equipment	6,270	8,110	7,173
Goodwill and other intangible assets	9,407	5,168	3,143
Assets of businesses held for sale	11,850	—	—
Accrued income and prepaid expenses	9,290	7,614	5,740
Other assets	27,212	25,550	18,211

Total assets	987,064	880,804	727,454

Liabilities
Financial liabilities held for trading	145,364	148,588	129,506
Due to banks	187,989	167,821	133,529
Due to customers	362,383	317,083	281,379
Issued debt securities	202,046	170,619	121,232
Provisions	7,850	6,411	6,933
Liabilities of businesses held for sale	3,707	—	—
Accrued expenses and deferred income	10,640	8,335	8,074
Other liabilities	21,977	18,723	13,562
Total liabilities (excluding subordinated liabilities)	941,956	837,580	694,215
Subordinated liabilities	19,213	19,072	16,687

Total liabilities	961,169	856,652	710,902

Equity
Share capital	1,085	1,069	954
Share premium	5,245	5,269	2,604
Treasury shares	(1,829)	(600)	(632)
Retained earnings	18,599	15,237	11,580
Net gains/(losses) not recognised in the income statement	497	1,246	309
Equity attributable to shareholders of the parent company	23,597	22,221	14,815
Equity attributable to minority interests	2,298	1,931	1,737
Total equity	25,895	24,152	16,552

Total equity and liabilities	987,064	880,804	727,454

Credit related contingent liabilities	51,279	46,021	46,465
Committed credit facilities	145,418	141,010	145,009

17.2	Notes to the balance sheet and profit and loss accounts of the financial year 2006
As to the notes to the balance sheet and profit and loss accounts of the financial year 2006, reference is made to the Barclays Prospectus, pages 137 to 219.

17.3	Auditors’ report
To the Supervisory Board and the Managing Board of ABN AMRO Holding N.V.
Introduction
We have audited whether the accompanying abbreviated financial statements of ABN AMRO Holding N.V., consisting of the consolidated balance sheets of ABN AMRO Holding N.V. and subsidiaries as of December 31, 2006, 2005 and 2004, and the related consolidated statements of income, for each of the three years in the period ended December 31, 2006, as included in section 17.1 of this Offer Memorandum, have been derived consistently from the audited financial statements of ABN AMRO Holding N.V., for the years 2006 and 2005. In our auditors’ report dated on March 14, 2007 and March 31, 2006 we expressed an unqualified opinion on these financial statements. Management of ABN AMRO Holding N.V. is responsible for the preparation of the abbreviated financial statements in accordance with the accounting policies as applied in the 2005 and 2006 financial statements of ABN AMRO Holding N.V. Our responsibility is to express an opinion on these abbreviated financial statements.
Scope
We conducted our audit in accordance with Dutch law. This law requires that we plan and perform the audit to obtain reasonable assurance that the abbreviated financial statements have been derived consistently from the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, these abbreviated financial statements have been derived consistently, in all material respects, from the financial statements.
Emphasis of matter
For a better understanding of ABN AMRO Holding N.V.’s financial position and results and the scope of our audit, we emphasize that the abbreviated financial statements should be read in conjunction with the unabridged financial statements, from which the abbreviated financial statements were derived and our unqualified auditors’ report thereon dated March 14, 2007 and March 31, 2006. Our opinion is not qualified in respect of this matter.
Amsterdam, The Netherlands
August 6, 2007
for Ernst & Young Accountants
signed by J.J. Nooitgedagt

17.4	Interim Financial Statements for the six months ended 30 June 2007

17.4.1	Consolidated income statement for the 6 months ended 30 June / 3 months ended 30 June

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

	(in millions of euros)
Net interest income[4]	4,594	4,311	2,356	2,166
Net fee and commission income[5]	2,872	2,602	1,504	1,310
Net trading income[6]	1,940	1,477	939	654
Results from financial transactions[7]	667	321	314	230
Share of result in equity accounted investments[18]	139	124	70	74
Other operating income[8]	294	488	166	333
Income of consolidated private equity holdings[24]	2,783	2,634	1,390	1,388

Operating income	13,289	11,957	6,739	6,155

Personnel expenses[9]	4,281	3,596	2,183	1,843
General and administrative expenses	3,449	3,195	1,590	1,637
Depreciation and amortisation	626	564	294	289
Goods and materials of consolidated private equity holdings[24]	1,949	1,855	979	1,003

Operating expenses	10,305	9,210	5,046	4,772
Loan impairment and other credit risk provisions[17]	886	720	483	400

Total expenses	11,191	9,930	5,529	5,172

Operating profit before taxes	2,098	2,027	1,210	983
Income tax expense[10]	432	348	264	70

Profit from continuing operations	1,666	1,679	946	913
Profit from discontinued operations net of tax[11]	554	573	210	301

Profit for the period	2,220	2,252	1,156	1,214

Attributable to:
Shareholders of the parent company	2,165	2,219	1,130	1,216
Minority interests	55	33	26	(2)
Earnings per share attributable to the shareholders of the parent company (in euros)[12]
From continuing operations
Basic	0.87	0.88	0.50	0.49
Diluted	0.86	0.88	0.50	0.49
From continuing and discontinued operations
Basic	1.17	1.18	0.61	0.65
Diluted	1.16	1.18	0.61	0.64
Numbers stated against items refer to the notes.

17.4.2	Consolidated balance sheet

	30 June	31 December
	2007	2006

	(in millions of euros)
Assets
Cash and balances at central banks	14,485	12,317
Financial assets held for trading[13]	248,925	205,736
Financial investments[14]	101,701	125,381
Loans and receivables — banks[15]	183,338	134,819
Loans and receivables — customers[16]	441,904	443,255
Equity accounted investments[18]	1,591	1,527
Property and equipment	3,798	6,270
Goodwill and other intangible assets[19]	7,140	9,407
Assets of businesses held for sale[11]	84,442	11,850
Accrued income and prepaid expenses	9,822	9,290
Other assets	22,913	27,212

Total assets	1,120,059	987,064

Liabilities
Financial liabilities held for trading[13]	159,709	145,364
Due to banks	254,299	187,989
Due to customers	354,260	362,383
Issued debt securities[20]	191,160	202,046
Provisions	7,951	7,850
Liabilities of businesses held for sale[11]	80,380	3,707
Accrued expenses and deferred income	8,710	10,640
Other liabilities	22,053	21,977

Total liabilities (excluding subordinated liabilities)	1,078,522	941,956
Subordinated liabilities[21]	14,707	19,213

Total liabilities	1,093,229	961,169

Equity
Share capital	1,085	1,085
Share premium	5,257	5,245
Treasury shares	(2,213)	(1,829)
Retained earnings	19,843	18,599
Net gains not recognised in the income statement	709	497

Equity attributable to shareholders of the parent company	24,681	23,597
Equity attributable to minority interests	2,149	2,298

Total equity	26,830	25,895

Total equity and liabilities	1,120,059	987,064

Credit related contingent liabilities[22]	57,614	51,279
Committed credit facilities[22]	151,607	145,418
Numbers stated against items refer to the notes.

17.4.3	Consolidated statement of changes in equity for the 6 months ended 30 June

	2007	2006

	(in millions of euros)
Share capital
Balance at 1 January	1,085	1,069
Dividends paid in shares	—	5

Balance at 30 June	1,085	1,074

Share premium
Balance at 1 January	5,245	5,269
Share-based payments	70	57
Dividends paid in shares	(58)	(86)

Balance at 30 June	5,257	5,240

Treasury shares
Balance at 1 January	(1,829)	(600)
Share buy back	(1,241)	(600)
Utilised for dividends paid in shares	412	600
Utilised for exercise of options and performance share plans	445	112

Balance at 30 June	(2,213)	(488)

Retained earnings
Balance at 1 January	18,599	15,237
Profit attributable to shareholders of the parent company	2,165	2,219
Cash dividends paid	(469)	(420)
Dividends paid in shares	(586)	(458)
Other	134	114

Balance at 30 June	19,843	16,692

Net gains/(losses) not recognised in the income statement
Currency translation account
Balance at 1 January	408	842
Transfer to income statement relating to disposals	—	(7)
Currency translation differences	284	(261)

Subtotal — Balance at 30 June	692	574

Net unrealised gains/(losses) on available-for-sale assets
Balance at 1 January	364	1,199
Net unrealised gains/(losses)	(114)	(849)
Net (gains)/losses reclassified to the income statement	(302)	(154)

Subtotal — Balance at 30 June	(52)	196

Cash flow hedging reserve
Balance at 1 January	(275)	(795)
Net unrealised gains/(losses)	231	407
Net (gains)/losses reclassified to the income statement	113	51
Subtotal — Balance at 30 June	69	(337)

Net gains/(losses) not recognised in the income statement at 30 June	709	433

Equity attributable to shareholders of the parent company at 30 June	24,681	22,951

17.4.4	Consolidated Statement of changes in equity for the 6 months ended 30 June (continued)

	2007	2006

	(in millions of euros)
Minority interests
Balance at 1 January	2,298	1,931
Additions/Reductions	(190)	66
Acquisitions/Disposals	—	19
Profit attributable to minority interests	55	33
Currency translation differences	(18)	(46)
Other movements	4	(39)

Equity attributable to minority interests at 30 June	2,149	1,964

Total equity at 30 June	26,830	24,915

17.4.5	Consolidated Cash Flow Statement for 6 months ended 30 June

	2007	2006

	(in millions of euros)
Cash flows from operating activities from continuing operations	(146)	(2,027)
Cash flows from operating activities from discontinued operations	(9,254)	(842)
Cash flows from investing activities from continuing operations	(2,738)	(13,967)
Cash flows from investing activities from discontinued operations	9,373	1,264
Cash flow from financing activities from continuing operations	7,761	6,341
Cash flow from financing activities from discontinued operations	(146)	93

Movement in cash and cash equivalents	4,850	(9,138)
Cash and cash equivalents at 1 January	4,872	6,043
Cash and cash equivalents at 30 June	9,722	(3,095)

	2007	2006

Determination of cash and cash equivalents:
Cash and balances at central banks	15,644	8,588
Loans and receivables — banks	12,724	5,879
Due to banks	(18,646)	(17,562)

Cash and cash equivalents at 30 June	9,722	(3,095)

17.4.6	Notes to the Consolidated Income Statement and Balance Sheet (unless otherwise stated, all amounts are in millions of euros)

1.	Basis of presentation
This interim financial report for the period ended 30 June 2007 is prepared in accordance with IAS 34 — Interim Financial Reporting. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of ABN AMRO Holding N.V. for the year ended 31 December 2006 as included in the Annual Report 2006. ABN AMRO’s 2006 consolidated financial statements are prepared in accordance with International Financial Reporting Standards (’IFRS’) as adopted by the European Union (’EU’) and do not utilise the portfolio hedging carve out permitted by the EU. Accordingly, the accounting policies applied by the Group comply fully with IFRS. In preparing this interim financial report, the same accounting principles and methods of computation are applied as in the consolidated financial statements for the year ended 31 December 2006 except for the changes stated below. In the opinion of management, all adjustments necessary for a fair presentation of the results of operations for the interim periods have been made. This interim financial report is unaudited.
Changes in accounting policies
In the first quarter we have revised the presentation of interest income and expense related to trading activities. Trading book interest is no longer separated out and reported within the net interest income line, but in the net trading income line. Trading income now comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends as well as the related funding costs. The change in presentation reflects new guidance available in IFRS 7 Financial Instruments: Disclosure which replaces the disclosure requirements previously included in IAS 32 Financial Instruments: Presentation whereby the requirements to disclose interest data are now restricted to that relating to activities not held at fair value.

2.	Developments
ABN AMRO North America Holding Company
On 22 April 2007, ABN AMRO entered into an agreement to sell ABN AMRO North America Holding Company which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (“LaSalle”) to Bank of America. ABN AMRO’s North American Asset Management businesses and certain businesses within ABN AMRO’s North American Global Markets and Global Clients operations do not form part of the sale. On 13 July 2007 the Supreme Court’s ruling confirmed management’s view that no shareholder approval was required to execute the sale. The sale is expected to close in the fourth quarter of 2007.
Under the sale and purchase agreement the sale price is USD 21 billion. In addition, the sale and purchase agreement articulates that an amount of USD 6 billion of debt, on the basis of the US GAAP financial report of LaSalle, is converted into equity and that ABN AMRO is not entitled to a dividend in respect of the 2007 results. If the cumulative US GAAP result of LaSalle for the period 1 April 2007 till 31 December 2007 (or a proportion thereof if the transaction is settled before the year end), is less than USD 600 million, the sale price will be reduced with the difference.
The asset and liabilities of ABN AMRO North America Holding Company are presented as assets of businesses held for sale and liabilities of businesses held for sale respectively. The net result of these discontinued operations for the period to 30 June 2007 is presented as profit from discontinued operations net of tax. For more details on the presentation of discontinued operations please refer to note 11 of this interim financial report.
The transaction is expected to be settled in the fourth quarter. We currently estimate the gain on the sale to be in the range of EUR 7 billion to EUR 7.5 billion.
ABN AMRO Capital
During the quarter, ABN AMRO sold a majority of the shares of AAC Capital Holdings B.V., the management company of certain private equity investments held by the Group, to the executives of the management company. Also as part of the sale, the Bank transferred all power to govern the financial and operating policies of the management company and all investment decisions related to a significant portion of the Group’s private equity investments (the Dutch, Nordic and UK business of ABN AMRO Capital) resulting in the loss of control over these investments to a management company outside of ABN AMRO. The ownership of the underlying investments and therefore the economic interest in the investments has not changed. The loss of control over the management company resulted in the concerned investments to no longer be consolidated in the financial statements of the Group. As of the date of the transaction the investments are recognised and carried at fair value with changes through income. This transaction has resulted in a gain from financial transactions of EUR 108 million.
Update on status of US Department of Justice investigation
As previously disclosed, the United States Department of Justice has been conducting a criminal investigation into the Bank’s dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. The Bank has cooperated and continues to cooperate fully with the investigation. Although no written agreement has yet been reached and negotiations are ongoing, the Bank has reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation.
Under the terms of the agreement in principle, the Bank and the United States would enter into a deferred prosecution agreement relating to the issues that are the subject of the current criminal investigation. In the deferred prosecution agreement, the Bank would waive indictment and agree to the filing of an information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. The Bank would also agree to continue cooperating in the United States’ ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of USD 500 million. The precise terms of the deferred prosecution agreement are still under negotiation.
In consideration for the foregoing provisions, as well as the Bank’s extensive remedial actions to date and its willingness to demonstrate future good conduct and full compliance with all applicable federal laws, the United States would recommend to the United States District Court that the prosecution of the Bank under the information be deferred for a fixed period. At the end of that fixed period, provided the Bank is in full compliance with all of its obligations under the deferred prosecution agreement, the United States would seek dismissal with prejudice of the information filed against the Bank. The precise terms of the deferred prosecution agreement and agreed factual statement are still under negotiation.
Main acquisitions
Prime Bank Ltd (Pakistan)
On 5 March 2007 ABN AMRO entered into agreements to acquire a controlling interest of 93.4% in Prime Bank, Pakistan. Through the subsequent tender offer for all remaining shares of Prime Bank that expired on 29 March 2007 ABN AMRO obtained additional shares representing 2.8%, bringing the total stake in Prime Bank to 96.2%. The transactions were closed on 5 April 2007. The total consideration paid amounts to EUR 176 million. The provisional goodwill arising from the acquisition was calculated at EUR 163 million.
The preliminary allocation of the purchase price to the assets acquired, including newly identifiable assets resulting from the acquisition, and (contingent) liabilities assumed, using their fair values at the acquisition date and the resulting goodwill is based on provisional fair values of assets acquired and (contingent) liabilities assumed, and may be adjusted during the period up to one year after acquisition as more information is obtained about these fair values.
Private Equity
Major new buy-out investments in the second quarter in 2007 were:
• OyezStraker (UK, stationary and office suppliers)
• Dunlop Aircraft Tyres (UK, aircraft tyre manufacturer)
Major new buy-out investments in the first quarter 2007 were:
• Sdu (Netherlands, publishing)
• Baarsma Wine Group (Netherlands, wine distribution)
• Vetus den Ouden (Netherlands, nautical equipment)
• T.G.I. Friday’s Ltd. (UK, restaurants)
Main Disposals
Private Banking operations in Miami and Montevideo
In April 2007, BU Private Banking disposed of its operations in Miami and Montevideo. Banco Itau, a privately-owned bank with its headquarters in Sao Paulo, Brazil, acquired these operations through an auction process. The profit recognised on the sale, included in other operating income, amounted to EUR 72 million after tax.
ABN AMRO Mortgage Group, Inc.
On 28 February 2007 ABN AMRO closed the sale of ABN AMRO Mortgage Group, Inc., its US-based residential mortgage broker origination platform and servicing business, which includes ABN AMRO Mortgage Group, InterFirst and Mortgage.com, to Citigroup. Citigroup purchased approximately EUR 7.8 billion of net assets, of which approximately EUR 2.1 billion consist of ABN AMRO Mortgage Group’s mortgage servicing rights associated with its EUR 170 billion mortgage servicing portfolio. The profit on the sale amounted to EUR 93 million after tax and is included in Profit from discontinued operations net of tax (see note 11 for more details).

Private Equity
There were no major divestments in the second quarter 2007.
Major divestment in the first quarter 2007 was: Holiday Park Ltd./Beach Equity Ltd. (UK, leisure).

3.	Segment reporting
Segment information is presented in respect of the Group’s business. The primary presentation, business segments, is consistent with the Group’s management and internal reporting structure applicable in the financial year.
Measurement of segment assets, liabilities, income and results is based on the Group’s accounting policies. Segment assets, liabilities, income and results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Transactions between segments are conducted at arm’s length.
As of 1 January 2007, the result of product BU Global Clients are being reported in the regional BUs. This has been done to further drive close cooperation and synergies between the product focused BU Global Clients and the regions. In addition Asset Management France and the International Diamonds and Jewelry Group have been transferred from BU Private Clients to BU Asset Management and Group Functions respectively. The comparative segment figures of 2006 have been restated.
Business segments
Below the business segments are described. In the ’Business review’ chapter of the 2006 Annual Report more detailed descriptions of the activities of these segments are included.
Netherlands
BU Netherlands serves a diverse client base that comprises consumer and commercial clients. BU Netherlands offers a broad range of investment, commercial and retail banking products and services via its multi-channel service model consisting of a network of branches, internet banking facilities, a customer contact center and ATMs throughout the Netherlands. BU Netherlands focuses increasingly on mass affluent customers and commercial mid-market clients. BU Netherlands also comprises the ABN AMRO Mortgage Group including the former Bouwfonds mortgage activities.
Europe (including Antonveneta)
BU Europe provides its consumer and commercial clients with a range of financial products and services. BU Europe combines activities in 27 countries: 23 countries in Europe (excluding the Netherlands) along with Kazakhstan, Uzbekistan, Egypt and South Africa.
Antonveneta is rooted in north-eastern Italy, and focuses on consumer and commercial mid-market clients.
North America
The core of BU North America is LaSalle Bank, headquartered in Chicago, Illinois. BU North America serves a large number of clients, including small businesses, mid-market companies, larger corporates, institutions, non-profit entities and municipalities in the US and Canada. BU North America offers a broad range of investment, commercial and retail banking products and services through a network of branches and ATMs in Illinois, Michigan and Indiana. BU North America focuses increasingly on mass affluent customers and commercial mid-market clients. While based in the US Midwest, BU North America reaches further through an expanding network of regional commercial banking offices across the US. The activities of ABN AMRO Mortgage Group, Inc. were sold in the first quarter of 2007.
On 22 April 2007, ABN AMRO entered into an agreement to sell ABN AMRO North America Holding Company which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (“LaSalle”) to Bank of America. For further disclosure on this sale please refer to note 2 and note 11 of this interim financial report.

Latin America
BU Latin America has a presence in nine Latin American countries: Brazil, Argentina, Chile, Colombia, Ecuador, Mexico, Paraguay, Uruguay and Venezuela, with the presence of Banco Real representing the majority of the operations. In Brazil, Banco Real is a retail and commercial bank, offering full retail, corporate and investment banking products and services. It operates as a universal bank offering financial services through an extensive network of branches, points-of-sale and ATMs. BU Latin America also has a strong presence in the Brazilian consumer finance business through its Aymoré franchise, focused on vehicle and other consumer goods financing.
Asia
ABN AMRO has been operating for well over 100 years in several Asian countries including Indonesia, China, Singapore and Japan. BU Asia now covers 16 countries and territories and is extending its branches and offices network. BU Asia’s client base includes commercial clients as well as consumer and private banking clients.
Private Clients
BU Private Clients offers private banking services to wealthy individuals and institutions with EUR 1 million or more in net investable assets. In the past few years, BU Private Clients built up an onshore private banking network in continental Europe through organic growth in the Netherlands and France, and through the acquisition of Delbrück Bethmann Maffei in Germany and Bank Corluy in Belgium.
Asset Management
BU Asset Management is ABN AMRO’s global asset management business. BU Asset Management operates in 26 countries worldwide, offering investment products in all major regions and asset classes. Its products are distributed directly to institutional clients such as central banks, pension funds, insurance companies and leading charities. Funds for private investors are distributed through ABN AMRO’s consumer and private banking arms, as well as via third-party distributors such as insurance companies and other banks. The institutional client business represents just over half of the assets managed by BU Asset Management. Consumer and third-party clients account for a further 30%, and the remainder is in discretionary portfolios managed for BU Private Clients.
Private Equity
The business model of ABN AMRO’s Private Equity unit — branded as ABN AMRO Capital — involves providing capital and expertise to non-listed companies in a variety of sectors. By obtaining, in most cases, a majority stake, Private Equity gains the ability to influence the company’s growth strategy and increase its profitability. It then aims to sell its shareholding at a profit after a number of years. Private Equity specialises in European mid-market buyouts, but also manages a portfolio of investments in Australian buyouts, non-controlling and controlling shareholdings in small to medium sized Dutch companies (’participaties’), and dedicated media and telecom sector investments. It operates from seven offices across Europe and Australia.
As a result of the sale of the majority of the shares in AAC Capital Holdings B.V. to the management of this company, as described in note 2 of this interim financial report, the Group will only act as an investor for these investments going forward and will no longer participate actively in the management of the acquired investments.
Group Functions
Group Functions provides guidance on ABN AMRO’s corporate strategy and supports the implementation of the strategy in accordance with our Managing for Value methodology, Corporate Values and Business Principles. By aligning and uniting functions across ABN AMRO’s BUs and geographical territories, Group Functions also facilitates Group-wide sharing of best practices, innovation and positioning to public authorities, and binds the bank together in both an operational and cultural sense.
Group Functions includes Group Asset and Liability Management, which manages an investment and derivatives portfolio in order to manage the liquidity and interest rate risks of the Group. Group Functions also holds the Group’s strategic investments, proprietary trading portfolio, the International Diamonds & Jewelry Group and records any related profits or losses.

17.4.7	Business segment information — for the 6 months ended 30 June 2007

							Asset
	Nether-		North	Latin		Private	Manage-	Private	Group	Total
	lands	Europe	America	America	Asia	Clients	ment	Equity	Functions	Group

Net interest income	1,730	920	110	1,744	340	242	(7)	(172)	(313)	4,594
Net fee and commission income	499	543	160	251	499	343	460	3	114	2,872
Net trading income	360	1,069	106	50	311	37	1	2	4	1,940
Result from financial transactions	11	32	2	183	22	4	22	321	70	667
Share of result in equity accounted investments	23	4	—	22	34	—	4	1	51	139
Other operating income	78	39	13	37	—	115	5	4	3	294
Income of consolidated private equity holdings	—	—	—	—	—	—	—	2,783	—	2,783

Operating income	2,701	2,607	391	2,287	1,206	741	485	2,942	(71)	13,289
Operating expenses*	1,773	1,956	434	1,234	808	457	316	2,666	661	10,305
Loan impairment and other credit risk provisions	206	163	(17)	436	109	(3)	—	—	(8)	886

Total expenses	1,979	2,119	417	1,670	917	454	316	2,666	653	11,191

Operating profit before taxes	722	488	(26)	617	289	287	169	276	(724)	2,098
Income tax expense	154	128	(45)	235	65	61	43	1	(210)	432

Profit from continuing operations	568	360	19	382	224	226	126	275	(514)	1,666
Profit from discontinued operations net of tax	2	—	549	—	—	—	—	—	3	554

Profit for the period	570	360	568	382	224	226	126	275	(511)	2,220

*	The operating expenses in BU North America and in BU Group Functions include an amount of EUR 98 million and EUR (23) million respectively of global overhead costs allocated to LaSalle, but not considered discontinued.

17.4.8	Business segment information — for the 6 months ended 30 June 2006

							Asset
	Nether-		North	Latin		Private	Manage-	Private	Group	Total
	lands	Europe	America	America	Asia	Clients	ment	Equity	Functions	Group

Net interest income	1,609	767	49	1,477	282	257	(10)	(149)	29	4,311
Net fee and commission income	486	672	105	262	325	307	390	6	49	2,602
Net trading income	360	539	96	94	205	36	4	5	138	1,477
Result from financial transactions	54	40	(18)	4	(13)	3	1	250	—	321
Share of result in equity accounted investments	16	—	—	36	44	1	—	—	27	124
Other operating income	68	47	15	26	29	30	31	21	221	488
Income of consolidated private equity holdings	—	—	—	—	—	—	—	2,634	—	2,634

Operating income	2,593	2,065	247	1,899	872	634	416	2,767	464	11,957
Operating expenses*	1,767	1,829	370	1,129	652	455	269	2,514	225	9,210
Loan impairment and other credit risk provisions	176	55	(17)	381	85	10	—	20	10	720

Total expenses	1,943	1,884	353	1,510	737	465	269	2,534	235	9,930

Operating profit before taxes	650	181	(106)	389	135	169	147	233	229	2,027
Income tax expense	146	156	(132)	85	48	48	39	5	(47)	348

Profit from continuing operations	504	25	26	304	87	121	108	228	276	1,679
Profit from discontinued operations net of tax	91	—	518	—	—	—	—	—	(36)	573

Profit for the period	595	25	544	304	87	121	108	228	240	2,252

*	The operating expenses in BU North America include an amount of EUR 73 million of global overhead costs allocated to LaSalle, but not considered discontinued.

17.4.9	Business segment information — for the 3 months ended 30 June 2007

							Asset
	Nether-		North	Latin		Private	Manage-	Private	Group	Total
	lands	Europe	America	America	Asia	Clients	ment	Equity	Functions	Group

Net interest income	892	476	56	918	185	123	(3)	(84)	(207)	2,356
Net fee and commission income	242	265	51	111	290	175	241	—	129	1,504
Net trading income	170	553	49	28	159	17	(1)	1	(37)	939
Result from financial transactions	(2)	19	26	152	(21)	3	14	168	(45)	314
Share of result in equity accounted investments	8	3	—	12	17	—	2	8	20	70
Other operating income	31	21	2	16	(4)	96	1	3	—	166
Income of consolidated private equity holdings	—	—	—	—	—	—	—	1,390	—	1,390

Operating income	1,341	1,337	184	1,237	626	414	254	1,486	(140)	6,739
Operating expenses*	902	991	192	650	412	233	165	1,307	194	5,046
Loan impairment and other credit risk provisions	101	92	(2)	246	56	—	—	—	(10)	483

Total expenses	1,003	1,083	190	896	468	233	165	1,307	184	5,529

Operating profit before taxes	338	254	(6)	341	158	181	89	179	(324)	1,210
Income tax expense	69	82	(25)	136	41	31	21	3	(94)	264

Profit from continuing operations	269	172	19	205	117	150	68	176	(230)	946
Profit from discontinued operations net of tax	2	—	197	—	—	—	—	—	11	210

Profit for the period	271	172	216	205	117	150	68	176	(219)	1,156

*	The operating expenses in BU North America and in BU Group Functions include an amount of EUR 56 million and EUR (12) million respectively of global overhead costs allocated to LaSalle, but not considered discontinued.

17.4.9	Business segment information — for the 3 months ended 30 June 2006

							Asset
	Nether-		North	Latin		Private	Manage-	Private	Group	Total
	lands	Europe	America	America	Asia	Clients	ment	Equity	Functions	Group

Net interest income	812	399	55	741	135	128	(6)	(80)	(18)	2,166
Net fee and commission income	216	386	63	111	158	146	210	(1)	21	1,310
Net trading income	184	150	62	81	102	27	—	(11)	59	654
Result from financial transactions	54	72	(7)	(36)	7	(1)	—	155	(14)	230
Share of result in equity accounted investments	8	—	—	23	22	1	—	—	20	74
Other operating income	36	20	5	14	13	13	2	17	213	333
Income of consolidated private equity holdings	—	—	—	—	—	—	—	1,388	—	1,388

Operating income	1,310	1,027	178	934	437	314	206	1,468	281	6,155
Operating expenses*	917	964	211	559	320	226	137	1,320	118	4,772
Loan impairment and other credit risk provisions	91	23	6	208	49	9	—	5	9	400

Total expenses	1,008	987	217	767	369	235	137	1,325	127	5,172

Operating profit before taxes	302	40	(39)	167	68	79	69	143	154	983
Income tax expense	62	86	(80)	(5)	25	23	23	7	(71)	70

Profit from continuing operations	240	(46)	41	172	43	56	46	136	225	913
Profit from discontinued operations net of tax	41	—	273	—	—	—	—	—	(13)	301

Profit for the period	281	(46)	314	172	43	56	46	136	212	1,214

*	The operating expenses in BU North America include an amount of EUR 36 million of global overhead costs allocated to LaSalle, but not considered discontinued.

4.	Net interest income

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

Interest income	15,437	13,560	7,893	6,827
Interest expense	10,843	9,249	5,537	4,661

Total	4,594	4,311	2,356	2,166

Interest income and interest expense no longer includes interest on the trading book as well as the associated interest on funding. The 2006 comparatives have been reclassified accordingly.

5.	Net fee and commission income

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

Fee and commission income
Securities brokerage fees	768	944	411	456
Payment and transaction services fees	974	909	508	443
Asset management and trust fees	784	697	415	358
Fees generated on financing arrangements	170	102	101	65
Advisory fees	305	190	168	98
Insurance related commissions	85	76	41	35
Guarantee fees	106	97	55	48
Other fees and commissions	261	136	138	93

Subtotal	3,453	3,151	1,837	1,596
Fee and commission expense
Securities brokerage fees	41	200	19	103
Payment and transaction services fees	166	135	87	71
Asset management and trust fees	75	76	53	39
Other fees and commissions	299	138	174	73

Subtotal	581	549	333	286

Total	2,872	2,602	1,504	1,310

The decline in securities brokerage fees mainly results from the sale of the futures business in the second half 2006.

6.	Net trading income

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

Interest instruments trading	556	598	265	186
Foreign exchange trading	404	347	168	231
Equity and commodity trading	980	532	506	237

Total	1,940	1,477	939	654

7.	Results from financial transactions

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

Net gain from the disposal of available-for-sale debt securities	317	92	196	38
Net gain from the sale of available-for-sale equity investments	65	43	59	41
Dividend on available-for-sale equity investments	18	22	11	18
Net gain on other equity investments	387	273	179	203
Hedging ineffectiveness	20	65	4	30
Other	(140)	(174)	(135)	(100)

Total	667	321	314	230

The net gain on other equity investments includes gains and losses arising on investments held at fair value and the result on the sale of consolidated holdings of a private equity nature. In the second quarter of 2007 a gain of EUR 108 million was recognised as a result of the change of control of certain private equity investments (refer to note 2 — Developments — for more details on this transaction).

8.	Other operating income

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

Insurance activities	54	54	21	28
Leasing activities	33	25	17	12
Net income on disposal of operating activities and equity accounted investments	82	248	78	208
Other	125	161	50	85

Total	294	488	166	333

In the second quarter of 2007 a gain of EUR 77 million was recognised in the line Net income on disposal of operating activities and equity accounted investments relating to the sale of Private Banking operations in Miami and Montevideo (refer to note 2 — Developments — of this interim financial report). In the second quarter of 2006 the profit recorded on the sale of K&H Bank to KBC Bank of EUR 208 million was recorded in this line.

9.	Personnel expenses

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

Salaries (including bonuses and allowances)	3,253	2,682	1,639	1,295
Social security expenses	405	372	221	205
Other employee costs	623	542	323	343

Total	4,281	3,596	2,183	1,843

The increase in personnel expenses in the first half of 2007 is mainly caused by an increase in performance related bonuses compared to the comparable period in 2006.

10.	Income tax expense
The effective tax rate on operating profit from continuing operations for the first half year 2007 is 20.7% compared to a nominal tax rate in the Netherlands of 25.5%. Over the full year 2006 the effective tax rate was 17.7%.
The effective tax rate on the Group’s profit before tax differs from the nominal tax charge in the Netherlands. The reasons for the deviation in the first half year of 2007 are mainly tax credits received by the Group and tax exempt gains. The effective tax rate in the first half year of 2007 is higher than over the full year 2006 as a result of relatively higher tax credits and higher tax exempt income over the full year 2006 compared to the first half year of 2007.

11.	Profit from discontinued operations net of tax and assets and liabilities of businesses held for sale
On 22 April 2007, ABN AMRO entered into an agreement to sell ABN AMRO North America Holding Company which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (“LaSalle”) to Bank of America. ABN AMRO’s North American Asset Management businesses and certain businesses within ABN AMRO’s North American Global Markets and Global Clients operations do not form part of the sale. The sale is expected to close in the fourth quarter of 2007. The results of the business under the sale agreement are presented as profit from discontinued operations net of tax. The relating assets and liabilities have been presented as assets and liabilities of businesses held for sale as of this quarter.
Also the results of the national residential mortgage line of business (ABN AMRO Mortgage Group, Inc.), a subsidiary of ABN AMRO LaSalle Bank Midwest are presented as discontinued operations. The sale transaction closed on 28 February 2007.
The comparatives of 2006 furthermore include ABN AMRO Mortgage Group, Inc. and Bouwfonds non-mortgage.
Income statement of discontinued operations:

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

Operating income	1,688	2,023	835	1,011
Operating expenses	970	1,217	496	601
Loan impairment and other credit risk provisions	45	41	31	30

Operating profit before tax	673	765	308	380
Gain recognised on disposal	147	—	(7)	—

Profit from discontinued operations before tax	820	765	301	380
Income tax expense on operating profit	212	192	94	79
Income tax expense on gain on disposal	54	—	(3)	—

Profit from discontinued operations net of tax	554	573	210	301

The operating expenses relating to LaSalle as included in the table above and below have been adjusted for the certain global overhead charges from the Group to LaSalle that are considered to be fixed in the short run. Despite the sale of LaSalle the Group will remain to incur these costs. These global overhead charges have as a result been presented as operating expenses from continuing operations. For the year-to-date 2007 period the amount is EUR 75 million and for the comparative period in 2006 the amount is EUR 73 million. The amount for the second quarter of 2007 is EUR 44 million and for the comparative period in 2006 EUR 36 million.
The table below provides a further breakdown of the operating result and gain on disposal of discontinued operations. In our segment disclosure note the ABN AMRO Mortgage Group, Inc. results are included in BU North America. The LaSalle results are included in BU North America and BU Group Functions and the Bouwfonds non-mortgage results are included in BU Netherlands.

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

LaSalle
Operating income	1,617	1,559	835	770
Operating expenses	928	941	498	457
Loan impairment and other credit risk provisions	45	39	31	31

Operating profit before tax	644	579	306	282
Gain recognised on disposal	—	—	—	—

Profit from discontinued operations before tax	644	579	306	282
Income tax expense on operating profit	202	131	94	44
Income tax expense on gain on disposal	—	—	—	—

Profit from discontinued operations net of tax	442	448	212	238

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

Bouwfonds non-mortgage
Operating income	—	290	—	145
Operating expenses	(2)	154	(2)	84
Loan impairment and other credit risk provisions	—	2	—	(1)

Operating profit before tax	2	134	2	62
Gain recognised on disposal	—	—	—	—

Profit from discontinued operations before tax	2	134	2	62
Income tax expense on operating profit	—	43	—	21
Income tax expense on gain on disposal	—	—	—	—

Profit from discontinued operations net of tax	2	91	2	41
ABN AMRO Mortgage Group Inc.
Operating income	71	174	—	96
Operating expenses	44	122	—	60
Loan impairment and other credit risk provisions	—	2	—	—

Operating profit before tax	27	52	—	36
Gain recognised on disposal	147	—	(7)	—

Profit from discontinued operations before tax	174	52	(7)	36
Income tax expense on operating profit	10	18	—	14
Income tax expense on gain on disposal	54	—	(3)	—

Profit from discontinued operations net of tax	110	34	(4)	22
Total profit from discontinued operation net of tax	554	573	210	301

The major classes of assets and liabilities classified as held for sale are as follows:

	30 June	31 December
	2007	2006

Assets
Cash and balances with central banks	1,193	14
Financial assets held for trading	1,199	104
Financial investments	22,991	132
Loans and receivables — banks	1,584	53
Loans and receivables — customers	48,723	4,532
Property and equipment	2,447	1,012
Goodwill and other intangible assets	50	2,449
Accrued income and prepaid expenses	465	62
Other assets	5,790	3,492

Assets of businesses held for sale	84,442	11,850
Liabilities
Financial liabilities held for trading	195	—
Due to banks	10,029	973
Due to customers	46,457	2,397
Issued debt securities	16,860	—
Provisions	122	22
Accrued expenses and deferred income	858	71
Other liabilities	1,859	244
Subordinated liabilities	4,000	—

Liabilities of businesses held for sale	80,380	3,707
Net assets directly associated with disposal businesses	4,062	8,143

At 30 June 2007 these balances mainly consist of LaSalle. At 31 December 2006 these balances mainly consisted of ABN AMRO Mortgage Group, Inc.

1.10.9	Earnings per share

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

Profit for the period attributable to shareholders of the parent company	2,165	2,219	1,130	1,216
Profit from continuing operations attributable to shareholders of the parent company	1,618	1,658	923	920
Profit from discontinued operations attributable to shareholders of the parent company	547	561	207	296
Weighted average number of ordinary shares outstanding (in millions)	1,854.8	1,877.6
Dilutive effect of staff options (in millions)	11.4	8.3
Conditional share awards (in millions)	7.3	1.9

Diluted number of ordinary shares (in millions)	1,873.5	1,887.8
From continuing operations
Basic earnings per ordinary share (in euros)	0.87	0.88	0.50	0.49
Fully diluted earnings per ordinary share (in euros)	0.86	0.88	0.50	0.49
From continuing and discontinued operations
Basic earnings per ordinary share (in euros)	1.17	1.18	0.61	0.65
Fully diluted earnings per ordinary share (in euros)	1.16	1.18	0.61	0.64
Number of ordinary shares outstanding (in millions)	1,855.4	1,892.0
Net asset value per ordinary share (in euros)	13.30	12.13
Number of preference shares outstanding (in millions)	1,369.8	1,369.8
Return on average shareholders’ equity (in %)	17.8%	19.7%

The calculations for basic and diluted earnings per share are presented in the following table.
In the return on average shareholders’ equity the average shareholders’ equity is determined excluding net unrealised gains/losses on available-for-sale assets and cash flow hedging reserve not recognised in the income statement.

1.10.10	Financial assets and liabilities held for trading

	30 June	31 December
	2007	2006

Financial assets held for trading
Interest-earning securities	75,458	60,290
Equity instruments	53,107	40,112
Derivative financial instruments	120,360	105,334

Total	248,925	205,736

Financial liabilities held for trading
Short positions in financial assets	42,233	45,861
Derivative financial instruments	117,476	99,503

Total	159,709	145,364

1.10.11	Financial investments

	30 June	31 December
	2007	2006

Interest-earning securities available-for-sale	94,406	117,558
Interest-earning securities held-to-maturity	2,775	3,729
Equity investments available-for-sale	1,269	1,866
Equity investments designated at fair value through income	3,251	2,228

Total	101,701	125,381

1.10.12	Loans and receivables — banks
This item is comprised of amounts due from or deposited with banking institutions.

	30 June	31 December
	2007	2006

Current accounts	11,257	9,473
Time deposits placed	12,036	15,396
Professional securities transactions	155,684	105,969
Loans to banks	4,364	3,986

Subtotal	183,341	134,824
Allowances for impairment[17]	(3)	(5)

Total	183,338	134,819

The movements during the year are mainly due to an increase in professional securities transactions in the UK.

16.	Loans and receivables — customers
This item is comprised of amounts receivable, regarding loans and mortgages balances with non-bank customers.

	30 June	31 December
	2007	2006

Public sector	6,179	11,567
Commercial	162,420	180,262
Consumer	125,056	135,484
Professional securities transactions	119,387	93,716
Multi-seller conduits	32,612	25,872

Subtotal	445,654	446,901
Allowances for impairment[17]	(3,750)	(3,646)

Total	441,904	443,255

The amount receivable held by multi-seller conduits is typically collateralised by a pool of customer receivables in excess of the amount advanced, such that the resulting credit risk is mitigated.

17.	Loan impairment charges and allowances

2007

Balance at 1 January	3,651
Loan impairment charges:
New impairment allowances	1,254
Reversal of impairment allowances no longer required	(241)
Recoveries of amounts previously written off	(127)

Total loan impairment and other credit risk provisions	886
Amount recorded in interest income from unwinding of discounting	(17)
Currency translation differences	54
Amounts written off (net)	(631)
Disposals of businesses and discontinued operations	(230)
Unearned interest accrued on impaired loans	40

Balance at 30 June	3,753

All loans are assessed for potential impairment either individually and/or on a portfolio basis. The allowance for impairment is apportioned as follows:

	30 June	31 December
	2007	2006

Commercial loans	2,470	2,344
Consumer loans	1,280	1,302
Loans to banks	3	5

Total	3,753	3,651

18.	Equity accounted investments

	30 June	31 December
	2007	2006

Banking institutions	1,488	1,436
Other activities	103	91

Total	1,591	1,527

2007

Balance at 1 January	1,527
Movements:
Purchases	25
Reclassifications	(23)
Sales	(1)
Share in results	139
Dividends received	(49)
Currency translation differences	(3)
Other	(24)

Balance at 30 June	1,591

19.	Goodwill and other intangible assets

	30 June	31 December
	2007	2006

Goodwill	4,946	4,714
Goodwill of private equity	287	2,436
Software	945	959
Other intangibles	962	1,298

Total	7,140	9,407

Compared to 31 December 2006 goodwill increased by EUR 232 million. EUR 163 million is attributable to the acquisition of Prime Bank Ltd (Pakistan) on 5 April 2007 (see note 2 — Developments) and EUR 63 million to the acquisition of the remaining outstanding shares (5.42%) in Banco Sudameris Brasil S.A. by Banco Real on 13 March 2007.
The decrease of goodwill of private equity investments by EUR 2.1 billion is a result of the deconsolidation of private equity investments (refer to note 2 of this interim financial report).
Impairment testing of goodwill
Goodwill has been allocated for impairment testing purposes to individual cash-generating units within the business. Within the € 5,233 million total carrying amount of goodwill and goodwill of private equity, € 4,399 million of goodwill allocated to the Antonveneta cash-generating unit is the only significant individual carrying amount. The remaining € 834 million of goodwill is allocated across multiple cash-generating units whose recoverable amounts are assessed independently of one another.
During the second quarter of 2007, we identified that the half year financial performance of the Antonveneta cash-generating unit was lower than previously forecasted. We considered the reduced financial performance an indicator of goodwill impairment and therefore tested the goodwill attributable to the Antonveneta cash-generating unit for impairment.
In an impairment test, it is assessed whether the recoverable amount of a cash-generating unit is the higher of the cash-generating unit’s fair value less cost to sell and the cash generating unit’s value in use. The higher recoverable amount of Antonveneta at 30 June 2007 is the fair value less cost to sell. As there is no observable market price for the Antonveneta cash-generating unit, fair value has been estimated using an earnings multiple approach. This approach multiplies a current best estimate of forecasted earnings by a price-earnings ratio. Our approach multiples Antonveneta’s forecasted net profit figure for 2007 by the average applicable earnings multiple of observed transactions within the Italian banking market during the past two years.
Management’s test resulted in the recoverable amount of Antonveneta marginally exceeding the carrying amount. As a result no impairment charge was recorded. The outcome of the impairment test is sensitive to both the earnings multiplier and the forecasted earnings itself.

20.	Issued debt securities

	30 June	31 December
	2007	2006

Bonds and notes issued	114,139	117,122
Certificates of deposit and commercial paper	42,568	56,375
Cash notes, savings certificates and bank certificates	1,841	2,269

Subtotal	158,548	175,766
Commercial paper issued by multi-seller conduits	32,612	26,280

Total	191,160	202,046

21.	Subordinated liabilities
Issued liabilities qualify as subordinated debt if claims by the holders are subordinated to all other current and future liabilities of, respectively, ABN AMRO Holding N.V, ABN AMRO Bank N.V. and other Group companies. These liabilities qualify as capital, taking into account remaining maturities, for the purpose of determining the consolidated capital adequacy ratio for the Dutch central bank.
The maturity profile of subordinated liabilities is as follows:

	30 June	31 December
	2007	2006

Within one year	1,057	1,372
After one and within two years	1,556	1,833
After two and within three years	1,471	3,496
After three and within four years	779	1,323
After four and within five years	23	937
After five years	9,821	10,252

Total	14,707	19,213

Total subordinated liabilities include EUR 2,027 million (December 2006: EUR 6,122 million) which qualify as tier 1 capital for capital adequacy purposes. Another EUR 4,000 million of subordinated liabilities which also qualify as tier 1 capital is presented as liabilities of businesses held for sale in connection with the sale agreement of LaSalle.

22.	Commitments and contingent liabilities
Loan and banking commitments
The contractual amounts of commitments and contingent liabilities are set out by category in the following table. The amounts for commitments are presented on a fully advanced basis. Guarantees and letters of credit represent the maximum accounting loss that would be recognised at the balance

	30 June	31 December
	2007	2006

Contingent liabilities with respect to guarantees granted	51,925	46,026
Contingent liabilities with respect to irrevocable letters of credit	5,689	5,253
Committed credit facilities	151,607	145,418
Many of the contingent liabilities and commitments will expire without being advanced in whole or in part. This means that the amounts stated do not represent expected future cash flows. Additionally, guarantees and letters of credit are supported by varying levels of collateral.
Other contingencies
Legal proceedings have been initiated against the Group in a number of jurisdictions, but on the basis of information currently available, and having taken legal counsel, the Group is of the opinion that the outcome of these proceedings net of any related insurance claims is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

23.	Capital adequacy
To monitor the adequacy of capital the Group uses ratios established by the Bank for International Settlements (BIS). These ratios measure capital adequacy (minimum 8% as required by BIS) by comparing the Group’s eligible capital with its balance sheet assets, off-balance sheet commitments and market and other risk positions at weighted amounts to reflect their relative risk. The market risk approach covers the general market risk and the risk of open positions in currencies and debt and equity securities primarily in the trading book. Assets are weighted according to broad categories of notional risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them.
Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities.
Core tier 1 capital is tier 1 capital excluding preference shares.
The Group’s capital adequacy level was as follows:

			Risk weighted amount,
	Balance sheet/unweighted		including effect of
	amount		contractual netting

	30 June	31 December	30 June	31 December
	2007	2006	2007	2006

Balance sheet assets (net of provisions):
Cash and balances at central banks	14,485	12,317	504	296
Financial assets held for trading	248,925	205,736	—	—
Financial investments	101,701	125,381	9,237	14,142
Loans and receivables — banks	183,338	134,819	7,978	7,215
Loans and receivables — customers	441,904	443,255	141,468	161,584
Equity accounted investments	1,591	1,527	988	943
Property and equipment	3,798	6,270	3,519	4,419
Goodwill and other intangible assets	7,140	9,407	1,196	2,801
Assets of businesses held for sale	84,442	11,850	48,237	6,978
Accrued income and prepaid expenses	9,822	9,290	3,800	3,794
Other assets	22,913	27,212	3,627	6,776

(Sub)total	1,120,059	987,064	220,554	208,948

Off-balance sheet positions and derivatives:
Credit-related commitments and contingencies	209,221	196,697	53,050	53,336
Credit equivalent of derivatives			15,606	13,960
Insurance companies and other			416	379

Subtotal			69,072	67,675

Total credit risks			289,626	276,623
Market risk requirements			4,699	4,081

Total risk-weighted assets			294,325	280,704

The following table compares actual capital with that required for supervisory purposes.

	30 June 2007		31 December 2006

	Required	Actual	Required	Actual

Total capital	23,546	30,959	22,457	31,275
Total capital ratio	8.0%	10.52%	8.0%	11.14%
Tier 1 capital	11,773	24,037	11,228	23,720
Tier 1 capital ratio	4.0%	8.17%	4.0%	8.45%
Core tier 1	—	18,010	—	17,336
Core tier 1 ratio	—	6.12%	—	6.18%

24.	Private equity investments
Private equity investments are either consolidated or held at fair value.
Consolidated private equity holdings
Investments of a private equity nature that are controlled by the Group are consolidated. Such holdings represent a wide range of non-banking activities. Personnel and other costs relating to production and manufacturing activities are presented within goods and material expenses of consolidated private equity holdings. The impact of consolidating on the income statement these investments is set out in the table below. The results of operations from the investments deconsolidated on 30 June 2007, have continued to be included in the results of operations in this quarter and the transaction as described in Note 2 of this interim financial report will impact the consolidated income statement as of the next quarter.

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

Income of consolidated private equity holdings	2,783	2,634	1,390	1,388
Other income included in operating income	(174)	(161)	(85)	(78)

Total operating income of consolidated private equity holdings	2,609	2,473	1,305	1,310

Goods and material expenses of consolidated private equity holdings	1,949	1,855	979	1,003
Included in personnel expenses	294	275	142	138
Included in administrative costs	236	232	111	112
Included in depreciation and amortisation	136	103	48	53

Total operating expenses	2,615	2,465	1,280	1,306

Operating profit before tax of consolidated private equity holdings	(6)	8	25	4

The assets and liabilities of these consolidated holdings are included in the Group balance sheet. Given the non-banking nature of the underlying activities the main lines impacted are goodwill, property and equipment, other assets and issued debt securities. The total assets of the remaining consolidated entities at 30 June 2007 were EUR 1,700 million (31 December 2006: EUR 4,537 million) excluding goodwill.

25.	Subsequent events
ABN AMRO Mellon Global Securities Services
On 5 July 2007, Mellon Bank N.A. has agreed to purchase ABN AMRO’s 50% share in ABN AMRO Mellon Global Securities Services B.V., the joint venture company established by the shareholders in 2003 to provide global custody and related services to institutions outside North America. The transaction, which is subject to certain conditions including regulatory and other approvals, is expected to close during the third quarter 2007. After the close ABN AMRO Mellon will become part of The Bank of New York Company and Mellon Financial Corporation. ABN AMRO Mellon is presented as held for sale in the balance sheet.

17.5	Auditor’s review statement financial statements for the six months ended 30 June 2007
To the Supervisory Board and Managing Board of ABN AMRO Holding N.V.
Introduction
We have reviewed the accompanying condensed interim financial report consisting of the consolidated balance sheet of ABN AMRO Holding N.V., Amsterdam, The Netherlands (the “Company”) as at 30 June 2007 and the related interim condensed consolidated statements of income, changes in equity and cash flows for the three-and six-month period then ended and condensed explanatory notes (as set out in annex 3, further referred to as interim financial report). Company’s management is responsible for the preparation and fair presentation of this interim financial report accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union

(“IAS 34”). Our responsibility is to express a conclusion on these interim financial report based on our review.
Scope of Review
We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial report is not prepared, in all material respects, in accordance with IAS 34.
Amsterdam, 30 July 2007
for Ernst & Young Accountants
Signed J.J. Nooitgedagt

18.	BARCLAYS FINANCIAL STATEMENTS

18.1	Introduction
The financial information set out below does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. PricewaterhouseCoopers LLP has audited the financial statements of Barclays Group for the financial years ended and as at 31 December 2006 and 2005 (including restated from UK GAAP to IFRS comparative figures for the year ended 31 December 2004), as filed with the SEC on Form 20-F in respect of the years ended 31 December 2006 and 2005. The audit reports for each of the financial years ended 31 December 2006 and 2005 (which included the 2004 comparative information) as included within the Form 20-F are unqualified. The statutory accounts for each of the financial years ended 31 December 2006 and 31 December 2005 have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Companies Act 1985.

18.2	Comparative overview of the balance sheet and profit and loss accounts of the financial years 2006, 2005 and 2004 under IFRS
Barclays Group income statements for the years ending 31 December 2006, 31 December 2005 and 31 December 2004

	2006	2005	2004[38]

	£m	£m	£m
Continuing operations
Interest income	21,805	17,232	13,880
Interest expense	(12,662)	(9,157)	(7,047)

Net interest income	9,143	8,075	6,833

Fee and commission income	8,005	6,430	5,509
Fee and commission expense	(828)	(725)	(662)

Net fee and commission income	7,177	5,705	4,847

Net trading income	3,614	2,321	1,487
Net investment income	962	858	1,027

Principal transactions	4,576	3,179	2,514

Net premiums from insurance contracts	1,060	872	1,042
Other income	214	147	131

Total income	22,170	17,978	15,367
Net claims and benefits incurred on insurance contracts	(575)	(645)	(1,259)

Total income net of insurance claims	21,595	17,333	14,108
Impairment charges	(2,154)	(1,571)	(1,093)

Net income	19,441	15,762	13,015

Staff costs	(8,169)	(6,318)	(5,227)
Administration and general expenses	(3,914)	(3,768)	(2,990)
Depreciation of property, plant and equipment	(455)	(362)	(297)
Amortisation of intangible assets	(136)	(79)	(22)

Operating expenses	(12,674)	(10,527)	(8,536)

Share of post-tax results of associates and joint ventures	46	45	56
Profit on disposal of subsidiaries, associates and joint ventures	323	—	45

Profit before tax	7,136	5,280	4,580
Tax	(1,941)	(1,439)	(1,279)

Profit after tax	5,195	3,841	3,301

Profit attributable to minority interests	624	394	47
Profit attributable to equity holders of the parent	4,571	3,447	3,254
	5,195	3,841	3,301

38	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

	p	p	p

Earnings per share
Basic earnings per share	71.9	54.4	51.0
Diluted earnings per share	69.8	52.6	49.8
Interim dividend per ordinary share	10.50	9.20	8.25
Proposed final dividend per ordinary share	20.50	17.40	15.75

	£m	£m	£m

Interim dividend	666	582	528
Proposed final dividend	1,307	1,105	1,001

Barclays Group balance sheets as at 31 December 2006, 31 December 2005 and 31 December 2004

Consolidated balance sheet As at 31st December

	2006	2005	2004[52]

	£m	£m	£m
Assets
Cash and balances at central banks	7,345	3,906	1,753
Items in the course of collection from other banks	2,408	1,901	1,772
Treasury bills and other eligible bills	n/a	n/a	6,658
Trading portfolio assets	177,867	155,723	n/a
Financial assets designated at fair value:
— held on own account	31,799	12,904	n/a
— held in respect of linked liabilities to customers under investment contracts	82,798	83,193	n/a
Derivative financial instruments	138,353	136,823	n/a
Loans and advances to banks	30,926	31,105	80,632
Loans and advances to customers	282,300	268,896	262,409
Debt securities	n/a	n/a	130,311
Equity shares	n/a	n/a	11,399
Available for sale financial investments	51,703	53,497	n/a
Reverse repurchase agreements and cash collateral on securities borrowed	174,090	160,398	n/a
Other assets	5,850	4,734	34,491
Current tax assets	557	n/a	n/a
Investments in associates and joint ventures	228	546	429
Goodwill	6,092	6,022	4,518
Intangible assets	1,215	1,269	139
Property, plant and equipment	2,492	2,754	2,282
Deferred tax assets	764	686	1,388

Total assets	996,787	924,357	538,181

Liabilities
Deposits from banks	79,562	75,127	111,024
Items in the course of collection due to other banks	2,221	2,341	1,205
Customer accounts	256,754	238,684	217,492
Trading portfolio liabilities	71,874	71,564	n/a
Financial liabilities designated at fair value	53,987	33,385	n/a
Liabilities to customers under investment contracts	84,637	85,201	n/a
Derivative financial instruments	140,697	137,971	n/a
Debt securities in issue	111,137	103,328	83,842
Repurchase agreements and cash collateral on securities lent	136,956	121,178	n/a
Other liabilities	10,337	11,131	82,936
Current tax liabilities	1,020	747	621
Insurance contract liabilities, including unit-linked liabilities	3,878	3,767	8,377
Subordinated liabilities	13,786	12,463	12,277
Deferred tax liabilities	282	700	1,362
Provisions	462	517	416
Retirement benefit liabilities	1,807	1,823	1,865

Total liabilities	969,397	899,927	521,417

Shareholders’ equity
Called up share capital	1,634	1,623	1,614
Share premium account	5,818	5,650	5,524
Other reserves	390	1,377	868
Retained earnings	12,169	8,957	7,983
Less: treasury shares	(212)	(181)	(119)

Shareholders’ equity excluding minority interests	19,799	17,426	15,870
Minority interests	7,591	7,004	894

Total shareholders’ equity	27,390	24,430	16,764

Total liabilities and shareholders’ equity	996,787	924,357	538,181

52	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005.

18.3	Notes to the balance sheet and profit and loss accounts of the financial year 2006
As to the notes to the balance sheet and profit and loss accounts for the financial year 2006, reference is made to the Barclays Prospectus, page 49.

18.4	Interim Financial Statements for the six months ended 30 June 2007
‘Barclays made good progress on all key strategic priorities and delivered another very strong set of results for shareholders. Double-digit growth in earnings and dividends reflects an outstanding performance from Barclays Capital, good profit growth in UK Banking, an improvement in UK unsecured impairment and strong investment across the business’.
John Varley, Group Chief Executive

18.4.1	Group Finance Director’s review

Group performance

In the first half of 2007, Barclays continued to make substantial progress on its strategic priorities, further diversifying the profit base and delivering record financial results. Profits and earnings grew at a double digit rate relative to the very strong performance recorded in the first half of 2006.

Profit before tax increased 12% to £4,101m (2006: £3,673m). This was achieved despite significant adverse currency movements against Sterling. Earnings per share rose 14% to 41.4p (2006: 36.3p). Profit grew at a rate higher than the rate of growth of both daily value at risk and risk weighted assets.

Group income rose 9% to £11,902m (2006: £10,969m). Income growth, which was led by a particularly strong performance in Barclays Capital, was broadly based by business and by geography.

Group operating expenses increased 9% to £6,847m (2006: £6,269m). We continued to invest in future business growth, with increased headcount in Barclays Capital, Barclays Global Investors and Absa, and significant growth in the branch network in International Retail and Commercial Banking. Operating expenses included gains on the sale of properties of £147m (2006: £238m) largely in UK Retail Banking, which were substantially reinvested in the business.

Group impairment charges improved 9% to £959m (2006: £1,057m). The 2006 impairment charge included £83m relating to available for sale assets. The improvement also reflected reduced flows into delinquency and lower arrears balances in the UK cards and consumer loans business. The number of UK personal customers missing a payment continued to fall. UK Retail Banking mortgage impairment charges remained negligible. Impairment levels in the wholesale sector continued to be stable, with low levels of defaults.

Business performance — Global Retail and Commercial Banking

UK Banking continued to pursue the strategic priority of building the best bank in the UK. Profit before tax increased 9% to £1,363m driven by solid growth in income. The cost:income ratio improved one percentage point to 48%. Excluding the impact of settlement on overdraft fees from prior years, the cost:income ratio improved two percentage points. On this basis we continue to target a two percentage point improvement in the cost:income ratio for the full year 2007.

UK Retail Banking profit before tax grew 9% to £651m. Income of £2,121m included the impact of settlements on overdraft fees from prior years of £87m. Excluding this item, income grew 5%.

There was a strong performance in Personal Customer Retail Savings and good performances in Local Business and Current Accounts. We performed strongly in mortgage origination, processing capacity and retentions leading to a net market share of 6% of net lending in the first half of the year. We invested substantially all of the £113m gains on property sales into the business, upgrading distribution capabilities including completing the migration of Woolwich customers to Barclays products and infrastructure; transforming the performance of the mortgage business; improving the product range; and improving core operations and processes.

Overall costs were well controlled and in line with the prior year. Impairment charges fell 9% benefiting from active management of consumer credit.

UK Business Banking delivered good growth in profit before tax of 9% to £712m. Growth in loans and deposits with improved margins and strong growth in fees drove income up 8%. Costs rose 3%, leading to a two percentage point improvement in the cost:income ratio to 33%.

Barclaycard profit before tax of £272m was 17% lower than the first half of 2006 but more than double the second half of 2006. Steady income reflected strong growth in Barclaycard International offset by a reduction in UK card extended credit balances. Impairment charges fell 9% to £443m. More selective customer recruitment, limit management, and improved collections led to a reduction of flows into delinquency and lower levels of arrears balances. Costs rose 16%, of which 9% is attributable to a property gain included in the 2006 figures. We continued to invest in Barclaycard International and in UK partnerships. Barclaycard US continued to make progress and moved into profit.

International Retail and Commercial Banking profit before tax declined 12% to £452m. Results in 2006 reflected a £55m gain on the sale and leaseback of property, and a £21m post tax profit share from the associate FirstCaribbean International Bank (FCIB). Results in 2007 reflected the impact of the 20% depreciation of the Rand against Sterling.

International Retail and Commercial Banking — excluding Absa achieved profit before tax of £142m (2006: £195m). Excluding the prior year £55m gain on the sale and leaseback of property and a £21m post tax profit share from the associate FCIB, profit before tax grew 19%. Income growth of 16% was driven by strong balance sheet growth and increased net fees and commissions income. Excluding the prior year property gain, costs grew 15% as we continued to invest in distribution capacity and technology. We opened 173 new branches in the first half of 2007.

International Retail and Commercial Banking — Absa Sterling profit fell £7m to £310m, after absorbing a 20% decline in the value of the Rand. Absa Group Limited profit before tax grew 32% in Rand terms, reflecting very strong growth in Retail Banking, Absa Corporate and Business Bank and Absa Capital. Loans and advances increased 20% from 30th June 2006 and deposits grew 13%. We have delivered synergies of R650m for the half year to 30th June 2007. On an annualised basis we are therefore close to delivering the R1.4bn targeted by December 2009.

Business Performance — Investment Banking and Investment Management

Barclays Capital delivered record profit before tax with a 33% increase to £1,660m. Income growth of 21% was broadly based across asset classes and geographies. Growth was particularly strong in areas where we have invested in recent years, including commodity, credit and equity products. Profit growth was accompanied by improvements in productivity: income and profit grew significantly faster than Daily Value at Risk, risk weighted assets, economic capital and costs. The cost:net income ratio improved three percentage points to 60%. We continued to invest for future growth, increasing headcount by 2,500, including 1,400 from the acquisition of EquiFirst, a US mortgage origination business.

Barclays Global Investors (BGI) profit before tax increased 7% to £388m. Income growth of 12% was primarily attributable to increased management fees, particularly in the iShares and active businesses, and securities lending. Profit and income growth were both affected by the 9% depreciation of the US Dollar against Sterling. BGI costs increased 15% as we continued the strategic investment programme with a build-out across multiple products and platforms and ongoing investment to support the growth of the business. The cost:income ratio rose to 59% (2006: 57%). Assets under management grew US$199bn to US$2 trillion, including net new assets of $50bn (2006: $30bn).

Barclays Wealth profit before tax rose 34% to £173m. This reflected income growth of 10% driven by increased client funds, greater transaction volumes, favourable market conditions and increased income from life assurance. Costs were well controlled as business volumes rose and the cost:income ratio improved six percentage points to 72% (2006: 78%). Redress costs declined. The business continued to invest in client-facing staff and infrastructure and to upgrade technology to build a platform for future growth. Total client assets increased 20% to £126.8bn.

Head office functions and other operations

In Head office functions and other operations the loss before tax increased £50m to £207m. 2006 results included a £59m gain in respect of the hedging of the translation of the Absa foreign currency earnings.

Capital management

At 30 June 2007, our Tier 1 Capital ratio was stable at 7.7%.

We maintained our progressive approach to dividends and increased the dividend to shareholders by 10%.

We commenced parallel running for Basel II at the end of 2006 and have since completed our second parallel run. We continue to expect a modest reduction in our capital demand under Basel II, with slightly lower risk weighted assets. Our overall expectation is for our regulatory capital position to be broadly unchanged. For 2007 we continue to report our capital ratios under Basel I.

Chris Lucas

Group Finance Director

18.4.2	Consolidated Income Statement (unaudited)

	Half-year ended

	30.06.07	31.12.06	30.06.06

	£m	£m	£m
Interest income	12,037	11,261	10,544
Interest expense	(7,448)	(6,522)	(6,140)

Net interest income	4,589	4,739	4,404

Fee and commission income	4,292	3,928	4,077
Fee and commission expense	(480)	(403)	(425)

Net fee and commission income	3,812	3,525	3,652

Net trading income	2,811	1,413	2,201
Net investment income	396	588	374

Principal transactions	3,207	2,001	2,575
Net premiums from insurance contracts	442	550	510
Other income	100	153	61

Total income	12,150	10,968	11,202
Net claims and benefits incurred on insurance contracts	(248)	(342)	(233)

Total income net of insurance claims	11,902	10,626	10,969
Impairment charges	(959)	(1,097)	(1,057)

Net income	10,943	9,529	9,912

Operating expenses excluding amortisation of intangible assets	(6,760)	(6,332)	(6,206)
Amortisation of intangible assets	(87)	(73)	(63)

Operating expenses	(6,847)	(6,405)	(6,269)
Share of post-tax results of associates and joint ventures	—	16	30
Profit on disposal of subsidiaries, associates and joint ventures	5	323	—

Profit before tax	4,101	3,463	3,673
Tax	(1,158)	(869)	(1,072)

— UK	(706)	(594)	(640)
— Overseas	(452)	(275)	(432)
Profit after tax	2,943	2,594	2,601

	Half-year ended

	30.06.07	31.12.06	30.06.06

	£m	£m	£m
Profit attributable to minority interests	309	330	294
Profit attributable to equity holders of the parent	2,634	2,264	2,307

	2,943	2,594	2,601

	p	p	p

Basic earnings per ordinary share	41.4	35.6	36.3
Diluted earnings per ordinary share	40.1	34.5	35.1
Dividends per ordinary share:
Interim dividend	11.5	—	10.5
Final dividend	—	20.5	—
Dividend	£731m	£1,311m	£666m

18.4.3	Consolidated Balance Sheet (unaudited)

	As at

	30.06.07	31.12.06	30.06.06

	£m	£m	£m
Assets
Cash and balances at central banks	4,785	7,345	6,777
Items in the course of collection from other banks	2,533	2,408	2,600
Trading portfolio assets	217,573	177,867	181,857
Financial assets designated at fair value:
— held on own account	46,171	31,799	18,833
— held in respect of linked liabilities to customers
under investment contracts	92,194	82,798	79,334
Derivative financial instruments	174,225	138,353	136,901
Loans and advances to banks	43,191	30,926	35,330
Loans and advances to customers	321,243	282,300	282,097
Available for sale financial investments	47,764	51,703	53,716
Reverse repurchase agreements and cash collateral on securities borrowed	190,546	174,090	171,869
Other assets	6,289	5,850	5,866
Current tax assets	345	557	—
Investments in associates and joint ventures	228	228	560
Goodwill	6,635	6,092	5,968
Intangible assets	1,228	1,215	1,125
Property, plant and equipment	2,538	2,492	2,515
Deferred tax assets	774	764	776

Total assets	1,158,262	996,787	986,124

	As at

	30.06.07	31.12.06	30.06.06

	£m	£m	£m
Liabilities
Deposits from banks	87,429	79,562	86,221
Items in the course of collection due to other banks	2,206	2,221	2,700
Customer accounts	292,444	256,754	253,200
Trading portfolio liabilities	79,252	71,874	74,719
Financial liabilities designated at fair value	63,490	53,987	43,594
Liabilities to customers under investment contracts	93,735	84,637	81,380
Derivative financial instruments	177,774	140,697	138,982
Debt securities in issue	118,745	111,137	102,198
Repurchase agreements and cash collateral on securities lent	181,093	136,956	146,165
Other liabilities	10,908	10,337	10,767
Current tax liabilities	1,003	1,020	592
Insurance contract liabilities, including unit-linked liabilities	3,770	3,878	3,558
Subordinated liabilities	15,067	13,786	13,629
Deferred tax liabilities	258	282	430
Provisions	527	462	474
Retirement benefit liabilities	1,840	1,807	1,976

Total liabilities	1,129,541	969,397	960,585

Shareholders’ equity
Called up share capital	1,637	1,634	1,628
Share premium account	5,859	5,818	5,720
Other reserves	271	390	587
Retained earnings	13,461	12,169	10,279
Less: treasury shares	(255)	(212)	(226)

Shareholders’ equity excluding minority interests	20,973	19,799	17,988
Minority interests	7,748	7,591	7,551

Total shareholders’ equity	28,721	27,390	25,539

Total liabilities and shareholders’ equity	1,158,262	996,787	986,124

18.4.4	Analysis of Profit Attributable to Equity Holders of the Parent (unaudited)

	Half-year ended

	30.06.07	31.12.06	30.06.06

	£m	£m	£m
UK Banking	1,363	1,293	1,253

UK Retail Banking	651	581	600
UK Business Banking	712	712	653

Barclaycard	272	132	326
International Retail and Commercial Banking	452	704	512

International Retail and Commercial Banking-ex Absa	142	323	195
International Retail and Commercial Banking-Absa	310	381	317

Barclays Capital	1,660	970	1,246
Barclays Global Investors	388	350	364
Barclays Wealth	173	116	129
Head office functions and other operations	(207)	(102)	(157)
Profit before tax	4,101	3,463	3,673

Tax	(1,158)	(869)	(1,072)
Profit after tax	2,943	2,594	2,601

Profit attributable to minority interests	(309)	(330)	(294)

Profit attributable to equity holders of the parent	2,634	2,264	2,307

18.4.5	Additional Information

Group reporting changes in 2007

Barclays announced on the 19th June 2007 the impact of certain changes in Group Structure and reporting on the 2006 results. There was no impact on the Group income statement or balance sheet.

UK Retail Banking. The unsecured lending business, previously managed and reported within Barclaycard and the Barclays Financial Planning business, previously managed and reported within Barclays Wealth are now managed and reported within UK Retail Banking. The changes combine these products with related products already offered by UK Retail Banking. In the UK certain UK Premier customers are now managed and reported within Barclays Wealth.

Barclaycard. The unsecured lending portfolio, previously managed and reported within Barclaycard, has been transferred and is now managed and reported within UK Retail Banking.

International Retail and Commercial Banking — excluding Absa. A number of high net worth customers are now managed and reported within Barclays Wealth in order to better match client profiles to wealth services.

Barclays Wealth. In the UK and Western Europe certain Premier and high net worth customers are now managed and reported within Barclays Wealth having been previously reported within UK Retail Banking and International Retail and Commercial Banking — excluding Absa.

The Barclays Financial Planning business previously managed and reported within Barclays Wealth, has become a fully integrated part of and is managed and reported within UK Retail Banking. Finally with effect from 1st January 2007 Barclays Wealth — closed life assurance activities continues to be managed within Barclays Wealth and for reporting purposes has been combined rather than being reported separately.

The structure and reporting remains unchanged for UK Business Banking, International Retail and Commercial Banking- Absa, Barclays Capital, Barclays Global Investors and Head Office Functions and Other Operations.

Basis of Preparation

There have been no significant changes to the accounting policies described in the 2006 Annual report. Therefore the information in this announcement has been prepared using the accounting policies and presentation applied in 2006.

Changes to the UK Financial Services Authority Listing, Prospectus, Disclosure and Transparency Rules to implement the European Union Transparency Directive, including the requirement for the half-yearly report to be prepared in accordance with IAS 34 ‘Interim Financial Reporting,’ first apply to financial years beginning on or after 20th January 2007. Therefore the revised Listing, Prospectus and Disclosure Rules will first be applied to the June 2008 Interim Results Announcement.

Acquisitions

On 8th February 2007 Barclays completed the acquisition of Indexchange Investment AG. Indexchange is based in Munich offering exchange traded fund products.

On 28th February 2007 Barclays completed the acquisition Nile Bank Limited. Nile Bank is based in Uganda with 18 branches and 228 employees.

On 30th March 2007 Barclays completed the acquisition of EquiFirst. EquiFirst is a non-prime wholesale mortgage originator in the United States.

On 18th May 2007 Barclays completed the acquisition of Walbrook Group Limited. Walbrook is based in Jersey, Guernsey, Isle of Man and Hong Kong where it serves high net worth private clients and corporate customers.

Disposals

On 4th April 2007 Barclays completed the sale of part of Monument, a credit card portfolio.

Recent developments

On 18th April 2007 Barclays announced the sale of Barclays Global Investors Japan Trust & Banking Co., Ltd, a Japanese trust administration and custody operation.

On 18th June 2007 Barclays announced it had entered into an agreement to sell a 50% shareholding in Intelenet Global Services Pvt Ltd. Completion, is subject to the receipt of applicable regulatory approval and is expected in the second half of 2007.

On 23rd April 2007, the supervisory and management boards of ABN AMRO Holding N.V. (ABN AMRO) and the board of Barclays jointly announced that agreement had been reached on the terms of a merger of ABN AMRO and Barclays. Revised terms of the offer being made by Barclays for ABN AMRO were announced by Barclays on 23rd July 2007.

On 23rd July 2007, Barclays also announced an unconditional subscription of £2.4 billion of Barclays shares by China Development Bank and Temasek Holdings, as well as a conditional subscription by them of £6.6 billion of Barclays shares which was subject to a partial clawback in favour of certain Barclays shareholders. The proceeds of this conditional investment will be used to fund part of the cash consideration to be payable to ABN AMRO shareholders under the revised offer. Barclays also announced that it intends to minimise the dilutive effect of the unconditional subscription on existing shareholders by commencing a share buyback programme for up to £2.4 billion, Barclays will make a separate announcement describing the timing and terms on which such buybacks will be made.

The earnings per share and the amount of the 2007 dividend are calculated on the basis of the number of shares in issue as at 30th June 2007 and do not take into account any of these recent developments.

The merger is subject to, among other things, the satisfaction or waiver of certain conditions, including approval by Barclays shareholders. It is currently anticipated that the merger will be completed in the fourth quarter of 2007.

18.4.6	Consolidated Statement of Recognised Income and Expense (Unaudited)

	Half-year ended

	30.06.07	31.12.06	30.06.06

	£m	£m	£m
Net movements in available for sale reserve	95	173	(313)
Net movements in cash flow hedging reserve	(280)	(68)	(419)
Net movements in currency translation reserve	(48)	(186)	(595)
Tax	37	(14)	267
Other movements	23	(5)	30

Amounts included directly in equity	(173)	(100)	(1,030)
Profit after tax	2,943	2,594	2,601

Total recognised income and expense	2,770	2,494	1,571

Attributable to:
Equity holders of the parent	2,502	2,121	1,561
Minority interests	268	373	10

	2,770	2,494	1,571

18.4.7	Summary Consolidated Cash Flow Statement (unaudited)

	As at

	30.06.07	31.12.06	30.06.06

	£m	£m	£m
Net cash flow from operating activities	2,729	1,017	9,030
Net cash flow from investing activities	3,990	184	(1,338)
Net cash flow from financing activities	410	(574)	1,266
Effects of exchange rate on cash and cash equivalents	(196)	948	(386)

Net increase in cash and cash equivalents	6,933	1,575	8,572
Cash and cash equivalents at beginning of period	30,952	29,377	20,805

Cash and cash equivalents at end of period	37,885	30,952	29,377

18.4.8	Other Information

Registered office

1 Churchill Place, London, E14 5HP, England, United Kingdom. Tel: +44 (0) 20 7116 1000.

Company number: 48839.

18.5	Auditor’s review statement financial statements for the six months ended 30 June 2007
Independent review report to Barclays PLC (the “company”)
Introduction
We have been instructed by the Company to review the financial information for the six months ended 30th June 2007 which comprises the summary consolidated balance sheet as at 30th June 2007 and the related summary consolidated income statement, summary consolidated statement of recognised income and expense and summary consolidated cash flow statement for the six months then ended. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.
Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.
This interim report has been prepared in accordance with the basis of preparation information set out in Additional Information.
Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
We understand that the interim financial information and our review report thereon will be furnished to the Authority for the Financial Markets in the Netherlands.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30th June 2007.
PricewaterhouseCoopers LLP
Chartered Accountants
London, United Kingdom
1st August 2007
Notes:

(a)	The maintenance and integrity of the Barclays web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

19.	ADVISERS
Advisers to Barclays

Financial advisers	Legal advisers	Accountant

Barclays Capital
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E 14 4QJ
United Kingdom

Deutsche Bank AG, London Branch
1 Great Winchester Street
Winchester House
EC2N 2DB London
United Kingdom

JPMorgan Cazenove Limited
20 Moorgate
EC2R 6DA London
United Kingdom

Lazard & Co., Limited
50 Stratton Street
London
w1J 8LL	Clifford Chance LLP Droogbak 1A 1013 GE Amsterdam The Netherlands 10 Upper Bank Street London E15 5JJ United Kingdom Sullivan & Cromwell LLP 125 Broad Street New York, New York 1004-2498 United States	PricewaterhouseCoopers 1 Embankment Place London WC2N 6RH United Kingdom

Advisers to ABN AMRO

Financial advisers	Legal advisers	Accountant

ABN AMRO Bank N.V. (M&A Advisory)
Gustav Mahlerlaan 10
1082 PP Amsterdam
PO Box 600
1000 AP Amsterdam

Lehman Brothers Europe Limited
25 Bank Street
London E14 5LE
United Kingdom

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

N M Rothschild & Sons Limited
New Court
St. Swithin’s Lane
London EC4P 4DU
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

Hoare Govett
250 Bishopsgate
London EC2M 4AA
United Kingdom	NautaDutilh N.V.
Strawinskylaan 1999
1077 XV Amsterdam
The Netherlands

Allen & Overy LLP
Apollolaan 15
1077 AB Amsterdam
PO Box 75440
1070 AK Amsterdam

Davis Polk & Wardwell
121, avenue des Champs-Elysées,
75008 Paris
	France	Ernst & Young Accountants Drentestraat 20 1083 HK Amsterdam The Netherlands
Advisers to ABN AMRO Supervisory Board

Financial Advisers	Legal advisers

Goldman Sachs International Peterborough Court 133 Fleet Street EC4A 2BB London United Kingdom	Stibbe N.V. Strawinskylaan 2001 1077 ZZ Amsterdam The Netherlands